As submitted confidentially to the Securities and Exchange Commission on April 25, 2025. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Securities Act File No. 333-
File No. 814-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933   ☒
Pre-Effective Amendment No.   ☐
Post-Effective Amendment No.    ☐
Ares Strategic Income Fund
(Exact name of registrant as specified in charter)
245 Park Avenue, 44th Floor
New York, NY 10167
(212) 750-7300
(Address and telephone number, including area code, of principal executive offices)
Joshua M. Bloomstein
General Counsel
Ares Strategic Income Fund
245 Park Avenue, 44th Floor
New York, NY 10167
(Name and address of agent for service)
COPIES TO:
Monica J. Shilling Van Whiting Kirkland & Ellis LLP 2049 Century Park East, 37th Floor Los Angeles, California 90067 (310) 552-4200	Nicole M. Runyan Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800	Michael A. Levitt, Esq. Jeremy Barr, Esq. Freshfields US LLP 3 World Trade Center 175 Greenwich Street, 51st Floor New York, New York 10007 (212) 277-4000
Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.
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Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

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Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

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Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

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Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

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Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):
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when declared effective pursuant to Section 8(c) of the Securities Act.

If appropriate, check the following box:
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This post-effective amendment designates a new effective date for a previously filed registration statement.

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This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

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This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

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This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

Check each box that appropriately characterizes the Registrant:
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Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

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Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

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Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

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A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

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Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

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Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).

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If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

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New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED APRIL 25, 2025
Preliminary Prospectus
Ares Strategic Income Fund
    % Notes due
We are offering $      in aggregate principal amount of    % notes due                  , which we refer to as the Notes. The Notes will mature on            ,     , unless earlier redeemed or repurchased. We will pay interest on the Notes semi-annually on   and   of each year, beginning                  ,     .
We may redeem the Notes in whole or in part at any time or from time to time at the redemption price discussed under the caption “Description of the Notes — Optional Redemption” in this prospectus. In addition, holders of the Notes can require us to repurchase the Notes at 100% of their principal amount upon the occurrence of a Change of Control Repurchase Event (as defined herein). The Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.
The Notes will be our direct senior unsecured obligations and will rank pari passu, or equally, with all outstanding and future unsecured unsubordinated indebtedness issued by Ares Strategic Income Fund.
Ares Strategic Income Fund seeks to invest primarily in first lien senior secured loans, second lien senior secured loans, subordinated secured and unsecured loans, subordinated debt, and other types of credit instruments made to or issued by U.S. middle-market companies as described below. We expect that a majority of our investments will be in directly originated loans. For cash management and other purposes, we also invest in broadly syndicated loans and other more liquid credit investments, including in publicly traded debt instruments and other instruments that are not directly originated. Our investment objective is to generate current income and, to a lesser extent, long-term capital appreciation.
We are a closed-end management investment company organized as a Delaware statutory trust. We have elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. We are externally managed by our investment adviser, Ares Capital Management LLC, a subsidiary of Ares Management Corporation, a publicly traded, leading global alternative investment manager. Ares Operations LLC, a subsidiary of Ares Management Corporation, provides certain administrative and other services necessary for us to operate.
Investing in the Notes involves risks that are described in the “Risk Factors” section beginning on page 20 of this prospectus, including the risk of leverage.
	Per Note	Total
Public offering price(1)	%	$
Underwriting discount (sales load)	%	$
Proceeds, before expenses, to Ares Strategic Income Fund(2)	%	$

(1)
The public offering price set forth above does not include accrued interest, if any. Interest on the Notes will accrue from            , 2025 and must be paid by the purchaser if the Notes are delivered after            , 2025.

(2)
Before deducting expenses payable by us related to this offering, estimated at $        .

THE NOTES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
This prospectus contains important information about us that a prospective investor should know before investing in the Notes. Please read this prospectus before investing and keep it for future reference. We have filed, and will continue to file annual, quarterly and current reports, proxy statements and other information about us with the SEC, and additional information about the Registrant will be filed with the SEC and will be available upon written or oral request and without charge. This information, including any annual, quarterly and current reports, will be available free of charge by contacting Ares Wealth Management Solutions Client Services at 1200 17th Street, 29th Floor, Denver, Colorado 80202, by telephone at (888) 310-9352, by sending an e-mail to us at wmsoperations@aresmgmt.com or on our website at https://www.areswms.com/solutions/asif/. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus. The SEC also maintains a website at http://www.sec.gov, which contains such information.
Delivery of the Notes offered hereby in book-entry form only through The Depository Trust Company will be made on or about                  , 2025.

Joint Book-Running Managers
Co-Managers
The date of this prospectus is            , 2025

ABOUT THIS PROSPECTUS
Please carefully read the information in this prospectus and any accompanying prospectus supplements, which we refer to collectively as the “prospectus.” We have not, and the underwriters have not, authorized anyone to provide any information other than that contained in this prospectus or to which we or the underwriters have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.
We disclose the net asset value (“NAV”) per share of each class of our Common Shares for each month when available on our website at https://www.areswms.com/solutions/asif/. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.
The words “we,” “us,” “our” and the “Fund” refer to Ares Strategic Income Fund, together with its consolidated subsidiaries. The words “investment adviser” refers to Ares Capital Management LLC, a subsidiary of Ares Management Corporation (“Ares” or “Ares Management”).
Unless otherwise noted, numerical information relating to Ares is approximate as of December 31, 2024.
Citations included herein to industry sources are used only to demonstrate third-party support for certain statements made herein to which such citations relate. Information included in such industry sources that do not relate to supporting the related statements made herein are not part of this prospectus and should not be relied upon.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements included in this prospectus and any accompanying prospectus supplement, constitute forward-looking statements, which relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus, any accompanying prospectus supplement and other information incorporated herein by reference involve a number of risks and uncertainties, including statements concerning:
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our, or our portfolio companies’, future business, operations, operating results or prospects;

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the return or impact of current and future investments;

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the impact of a protracted decline in the liquidity of credit markets on our business;

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changes in the general economy, including those caused by tariffs and trade disputes with other countries, changes in inflation and risk of recession;

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fluctuations in global interest rates;

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the impact of changes in laws or regulations (including the interpretation thereof), including tax laws, governing our operations or the operations of our portfolio companies or the operations of our competitors;

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the valuation of our investments in portfolio companies, particularly those having no liquid trading market;

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our ability to recover unrealized losses;

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our ability to deploy any capital raised in this offering;

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market conditions and our ability to access different debt markets and additional debt and equity capital and our ability to manage our capital resources effectively;

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our contractual arrangements and relationships with third parties;

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political and regulatory conditions that contribute to uncertainty and market volatility including the impact of the legislative, regulatory, trade and policy changes associated with the current U.S. presidential administration;

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the impact of supply chain constraints on our portfolio companies and the global economy;

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uncertainty surrounding global financial stability;

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ongoing conflicts in the Middle East and the Russia-Ukraine war, including the potential for volatility in energy prices and other commodities and their impact on the industries in which we invest;

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the disruption of global shipping activities;

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the financial condition of our current and prospective portfolio companies and their ability to achieve their objectives;

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the impact of information technology system failures, data security breaches, data privacy compliance, network disruptions, and cybersecurity attacks;

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the impact of global health crises on our or our portfolio companies’ business and the U.S. and global economy;

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our ability to anticipate and identify evolving market expectations with respect to environmental, social and governance matters, including the environmental impacts of our portfolio companies’ supply chain and operations;

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our ability to successfully complete and integrate any acquisitions;

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the outcome and impact of any litigation or regulatory proceeding;

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the adequacy of our cash resources and working capital;

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the timing, form and amount of any distributions;

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the timing of cash flows, if any, from the operations of our portfolio companies;

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the ability of our investment adviser to locate suitable investments for us and to monitor and administer our investments; and

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our anticipated use of the net proceeds from this offering.

We use words such as “anticipates,” “believes,” “expects,” “intends,” “projects,” “estimates,” “will,” “should,” “could,” “would,” “likely,” “may” and similar expressions to identify forward-looking statements, although not all forward-looking statements include these words.
You should not place undue reliance on these forward-looking statements, which are based on information available to us as of the date of this prospectus or any prospectus supplement or other information incorporated herein by reference, as applicable. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.
The forward-looking statements in this prospectus are excluded from the safe harbor protection provided by Section 27A of Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our actual results and condition could differ materially from those implied or expressed in the forward-looking statements or from our historical performance for any reason, including the factors set forth in “Risk Factors” and the other information included in this prospectus and any accompanying prospectus supplement, including the documents we incorporate by reference herein and therein.

PROSPECTUS SUMMARY
This prospectus summary highlights certain information contained elsewhere in this prospectus. This is only a summary and it may not contain all of the information that is important to you. Before deciding to invest in this offering, you should carefully read this entire prospectus, including the “Risk Factors” section. Except where the context suggests otherwise, the terms “we,” “us,” “our,” “the Fund” and “Ares Strategic Income Fund” refer to Ares Strategic Income Fund and its consolidated subsidiaries; “Ares Capital Management” and “our investment adviser” refer to Ares Capital Management LLC; “Ares Operations” and “our administrator” refer to Ares Operations LLC; and “Ares” and “Ares Management” refer to Ares Management Corporation and its affiliated companies (other than portfolio companies and its affiliated funds) and “Ares funds” refers to investment funds, partnerships, limited liability companies, corporations or similar investment vehicles, clients, the assets or investments for the account of any client, or separate account for which, in each case. Ares or one or more of its affiliated companies, including our investment adviser acts as general partner, manager, managing member, investment adviser, sponsor or in a similar capacity.
Ares Strategic Income Fund
Ares Strategic Income Fund, a Delaware statutory trust formed on March 15, 2022, is a closed-end management investment company. We have elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “Investment Company Act”).
We are externally managed by Ares Capital Management, a subsidiary of Ares Management, a publicly traded, leading global alternative investment manager, pursuant to our investment advisory and management agreement. Ares Operations, a subsidiary of Ares Management, provides certain administrative and other services necessary for us to operate.
Our investment objective is to generate current income and, to a lesser extent, long-term capital appreciation. We seek to invest primarily in first lien senior secured loans, second lien senior secured loans, subordinated secured and unsecured loans, subordinated debt, which in some cases include equity and/or preferred components, and other types of credit instruments which may include commercial real estate mezzanine loans, real estate mortgages, distressed investments, securitized products, notes, bills, debentures, bank loans, convertible and preferred securities, infrastructure debt and government and municipal obligations, made to or issued by U.S. middle-market companies, which we generally define as companies with annual net income before net interest expense, income tax expense, depreciation and amortization (“EBITDA”) between $10 million and $250 million. As used herein, EBITDA represents annual net income before net interest expense, income tax expense, depreciation and amortization. We expect that a majority of our investments will be in directly originated loans. For cash management and other purposes, we also invest in broadly syndicated loans and other more liquid credit investments, including in publicly traded debt instruments and other instruments that are not directly originated. We primarily invest in illiquid and restricted investments, and while most of our investments are expected to be in private U.S. companies (we generally have to invest at least 70% of our total assets in “qualifying assets,” including private U.S. companies), we may also invest from time to time in non-U.S. companies. Our portfolio may also include equity securities such as common stock, preferred stock, warrants or options, which may be obtained as part of providing a broader financing solution. Under normal circumstances, we will invest directly or indirectly at least 80% of our total assets (net assets plus borrowings for investment purposes) in debt instruments of varying maturities.
To seek to enhance our returns, we employ leverage as market conditions permit and at the discretion of our investment adviser, but in no event will leverage employed exceed the limitations set forth in the Investment Company Act. We intend to use leverage in the form of borrowings, including loans from certain financial institutions, including any potential borrowings under our Facilities (as defined below) and the issuance of debt securities. We may also use leverage in the form of the issuance of preferred shares, but do not currently intend to do so. In determining whether to borrow money, we analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. Any such leverage, if incurred, would be expected to increase the total capital available for investment by us. See “Risk Factors — Risks Relating to Our Business and Structure — We borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.” To finance investments, we may securitize certain of our secured loans or other investments, including through the formation of one or more collateralized loan obligations (“CLOs”), while retaining all or most of the exposure to the performance of these investments. See “Risk Factors — Risks Relating to Our Business and Structure — We have formed and invested in and may in the future form or invest in CLOs, which subject us to certain structured financing risks.”
The instruments in which we invest typically are not rated by any rating agency, but we believe that if such instruments were rated, they would be below investment grade (rated lower than “Baa3” by Moody’s Investors Service, lower than “BBB-” by Fitch Ratings or lower than “BBB-” by Standard & Poor’s Ratings Services), which, under the guidelines established by these entities, is an indication of having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Bonds that are rated below investment grade are sometimes referred to as “high yield bonds” or “junk bonds.” We may invest without limit in debt or other securities of any rating, as well as debt or other securities that have not been rated by any nationally recognized statistical rating organization.
We believe that our investment adviser, Ares Capital Management, is able to leverage the current investment platform, resources and existing relationships of Ares Management with financial sponsors, financial institutions, hedge funds and other investment firms to provide us with attractive investment opportunities. For purposes of this document, we refer to Ares Management and its affiliated companies (other than portfolio companies of its affiliated funds) as “Ares” and to funds or other investment vehicles managed by Ares or its affiliated companies, including our investment adviser, as “Ares funds.” In addition to deal flow, the Ares investment platform assists our investment adviser in analyzing, structuring and monitoring investments. Ares has been in existence for over 25 years and its partners have an average of approximately 25 years of investment experience in managing, advising, underwriting and restructuring companies. We have access to Ares’ investment professionals and operations management professionals, who provide assistance in accounting, finance, legal, compliance, operations, information technology, human resources and investor relations. As of December 31, 2024, Ares had over 1,100 professionals in investment groups and over 2,100 operations management professionals.
While our primary focus is to generate current income and, to a lesser extent, long-term capital appreciation through investments in first and second lien senior secured loans, subordinated secured and unsecured loans, subordinated debt and other types of credit instruments, we also may invest up to 30% of our portfolio in non-qualifying assets, as permitted by the Investment Company Act. Specifically, as part of this 30% basket, we may invest in entities that are not considered “eligible portfolio companies” (as defined in the Investment Company Act), including companies located outside of the United States, entities that are operating pursuant to certain exceptions under the Investment Company Act, and publicly traded entities whose public equity market capitalization exceeds the levels provided for under the Investment Company Act.
We commenced operations on December 5, 2022. We publicly offer on a continuous basis up to $15 billion of our common shares, including Class S shares, Class D shares and Class I shares (“Common Shares”), pursuant to an offering (“Continuous Offering”) registered with the Securities and Exchange Commission (the “SEC”). We have been granted an exemptive relief order from the SEC that permits us to issue multiple classes of our Common Shares and offer to sell any combination of our three classes of Common Shares, in connection with our Continuous Offering. The share classes have different ongoing shareholder servicing and/or distribution fees. Prior to receiving the exemptive relief order, we only offered and sold Class I shares and did not offer any Class S shares or Class D shares. The purchase price per share for each class of Common Shares equals our NAV per share, as of the day preceding the effective date of the monthly share purchase. Our Continuous Offering is a “best efforts” offering, which means that Ares Wealth Management Solutions, LLC (“AWMS”), the intermediary manager for our Continuous Offering and an affiliate of our investment adviser, will use its best efforts to sell Common Shares, but is not obligated to purchase or sell any specific amount of shares. We also engage in offerings of our unregistered Common Shares to non-U.S. investors pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S promulgated under the Securities Act.
Ares Management Corporation
Ares is a publicly traded, leading global alternative investment manager. As of December 31, 2024, Ares had over 3,200 employees in over 35 offices in more than 15 countries. Since its inception in 1997, Ares

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has adhered to a disciplined investment philosophy that focuses on delivering strong risk-adjusted investment returns throughout market cycles. Ares believes each of its distinct but complementary investment groups in credit, real assets, private equity and secondaries is a market leader based on assets under management and investment performance. Ares was built upon the fundamental principle that each group benefits from being part of the greater whole.
Ares Capital Management LLC
Ares Capital Management, our investment adviser, is served by origination, investment and portfolio management and valuation teams of approximately 230 U.S.-based investment professionals as of December 31, 2024 and led by certain partners of the Ares Credit Group: Kipp deVeer, Mitchell Goldstein and Michael L. Smith. Mitchell Goldstein and Michael L. Smith function as our portfolio managers and are jointly and primarily responsible for the day-to-day management of our portfolio. Ares Capital Management leverages off of Ares’ investment platform and benefits from the significant capital markets, trading and research expertise of Ares’ investment professionals.
MARKET OPPORTUNITY
We believe that current and future market conditions present attractive opportunities for us to invest in liquid and illiquid credit. We believe below investment grade fixed income universe is inherently less efficient and less well serviced than other parts of the capital markets, ratings are less predictive of risk, the number of participants is limited, and the companies issuing debt require a more deliberate and focused investment underwriting. As such, we view Ares’ proprietary research, differentiated information gathering and local presence in many markets where Ares originates assets as disproportionate determinants of alpha and attractive risk adjusted returns for our investors.
COMPETITIVE ADVANTAGES
We believe that we have the following competitive advantages over other capital providers to middle-market companies:
The Ares Platform
Ares operates integrated groups across credit, real assets, private equity and secondaries.
As of December 31, 2024, Ares oversaw a portfolio of investments in over 1,900 companies, over 1,750 alternative credit investments, over 555 properties, over 60 infrastructure assets and over 885 limited partnership interests across over 55 industries, which we believe provides us with access to an extensive network of relationships and insights into industry trends and the state of the capital markets. More specifically, our investment adviser provides us with investment advisory services pursuant to the Third Amended and Restated Investment Advisory and Management Agreement between us and our investment adviser (as may be amended and restated from time to time, the “investment advisory and management agreement”). Our investment adviser’s investment advisory business is served by a seasoned team within the Ares Credit Group. The Ares Credit Group is a leading manager of liquid and illiquid credit strategies across the non-investment grade credit universe, with approximately $348.8 billion of assets under management as of December 31, 2024.2 We believe our affiliation with the Ares Credit Group provides a distinct competitive advantage across the credit spectrum through Ares’ market presence, scale and origination capabilities. We believe the Ares Credit Group’s market information, company knowledge and industry insight benefits our investment adviser as it identifies attractive liquid and illiquid credit investment opportunities for us. The Ares Credit Group’s investment professionals maintain extensive financial sponsor and intermediary relationships, which we believe provides valuable insight and access to transactions and information for us. The Ares Credit Group’s relationship network includes over 565 financial sponsors in the U.S. and over 395 financial sponsors in Europe and over 100 global banking institutions, as well as privately held companies, investment advisors, boutique investment banks, law firms, consultants and other parties.

As of December 31, 2024, such assets under management includes approximately $12.8 billion managed by IHAM, an SEC-registered investment adviser and a wholly owned portfolio company of Ares Capital Corporation, a publicly traded BDC managed by our investment adviser.

Broad Liquid and Illiquid Credit Strategy
The Ares Credit Group employs a broad credit investment strategy based on absolute and relative value considerations across both liquid and illiquid investments. Given the expansive credit strategy, the Ares Credit Group generally seeks to invest in multiple industries and geographies across the fixed income market, primarily in below investment grade instruments, including below investment grade bonds which are sometimes referred to as “high yield bonds” or “junk bonds.” For liquid credit investments, the Ares Credit Group screens for attractive opportunities in the primary and secondary investment universe of approximately 1,200 bank loans and approximately 1,000 high yield issuers. Due to the scale of the Ares Credit Group and its relationships with underwriters, we believe it sees substantially all new issues in the broadly syndicated loan and high yield bond markets that meet our size criteria. As such, the Ares Credit Group’s investment team members have familiarity with the universe of issuers which we believe facilitates both primary and secondary idea generation. For illiquid credit investments, the Ares Credit Group focuses on self-originating investments by pursuing a broad array of opportunities across multiple channels. We believe the Ares Credit Group’s sourcing advantages allows for enhanced asset selectivity as we believe there is a significant relationship between proprietary deal origination and credit performance.
Scale in the Credit Markets
Given the Ares Credit Group is a significant counterparty to investment banks and financial sponsors across a diverse set of credit strategies, we believe it gains differentiated access to primary and secondary investment opportunities. The Ares Credit Group is also one of the largest U.S. direct lenders and liquid credit managers, which makes it a desirable and flexible capital provider, especially in competitive markets. We believe the Ares Credit Group’s scale and experience enables it to identify attractive investment opportunities throughout economic cycles and across a company’s capital structure so that we may be able to make investments consistent with our stated investment objective. In addition, the Ares Credit Group has the flexibility to provide “one stop” financing with the ability to invest capital across the balance sheet and syndicate and hold larger investments than many of its competitors. In addition, we believe that the Ares Credit Group’s ability to provide capital at every level of the balance sheet provides a strong value proposition to borrowers, which supports meaningful deal sourcing and relative value analysis capabilities.
Fundamental Bottom-Up Research Approach
At its core, Ares is a value-oriented, fundamental, bottom-up, credit-focused investment firm. We believe that the Ares Credit Group’s proprietary research in over 55 industries and insights from a broad, global investment portfolio enables it to more effectively diligence and structure its products and investments. The Ares Credit Group employs a rigorous, in-depth, and repeatable research process that is designed to identify attractive risk-adjusted return opportunities within the liquid and illiquid investable universe and minimize defaults. Ares’ disciplined approach is consistent across the Ares platform and is focused on identifying sustainable business franchises with leading and defensible market positions, strong and properly incentivized management teams, solid liquidity and free cash flow generation, appropriate capital structures, and significant asset coverage. The Ares Credit Group’s research is both quantitative and qualitative in nature.
Extensive Industry Focus
The Ares Credit Group concentrates its overall investing activities in industries with a history of predictable and dependable cash flows and in which its investment professionals have had extensive investment experience. The Ares Credit Group’s investment professionals have developed long-term relationships with management teams and consultants in over 55 industries, and have accumulated substantial information and identified potential trends within these industries. In turn, we expect to benefit from these relationships, information and identification of potential trends in making investments.
Seasoned and Integrated Investment Team
The investment professionals in the Ares Credit Group have significant experience investing across market cycles. We believe this experience provides us with a competitive advantage in identifying, originating, investing in and managing a portfolio of credit investments. Within the Ares Credit Group, there are over

545 dedicated investment professionals, including over 85 partners with an average of approximately 26 years of experience. Additionally, the Ares Credit Group’s investment professionals operate on an integrated basis through the effective application of the principle of collaboration, which takes place on an ongoing basis, but is formally promoted through sophisticated internal systems and widely attended weekly or monthly meetings.
INVESTMENT SELECTION
Ares’ investment philosophy was developed over 25 years ago and has remained consistent and relevant throughout a number of economic cycles. We are managed using a similar investment philosophy used by the investment professionals of Ares in respect of its other investment funds.
This investment philosophy involves, among other things:
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an assessment of the overall macroeconomic environment and financial markets and how such assessment may impact industry and asset selection;

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company-specific research and analysis; and

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with respect to each individual company, an emphasis on capital preservation, low volatility and minimization of downside risk.

The foundation of Ares’ investment philosophy is intensive credit investment analysis, a portfolio management discipline based on both market technicals and fundamental value-oriented research, and diversification strategy. Ares also recognizes the importance of considering environmental, social and governance (“ESG”) factors in the investment-decision making process in accordance with its Responsible Investment Program. We follow a rigorous investment process based on:
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a comprehensive analysis of issuer creditworthiness, including a quantitative and qualitative assessment of the issuer’s business;

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an evaluation of management and its economic incentives;

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an analysis of business strategy and industry trends; and

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an in-depth examination of capital structure, financial results and projections.

We seek to identify those companies exhibiting superior fundamental risk-reward profiles and strong defensible business franchises while focusing on the relative value of the investment across the industry as well as for the specific company.
INVESTMENT PROCESS OVERVIEW
Sourcing Investment Opportunities
The Ares Credit Group’s investment strategy is to focus on generating the widest universe of deal flow and to apply a consistent and rigorous approach to investment due diligence in order to select what it considers to be the most appealing opportunities.
For illiquid credit, the Ares Credit Group employs a multi-channel approach to direct origination, which includes relationships with financial sponsors, management teams, lawyers, accountants, intermediaries and M&A advisors. The Ares Credit Group typically reviews over 1,600 distinct U.S. direct lending transaction opportunities annually, with a closing ratio of approximately 3-5%.
For liquid credit, the Ares Credit Group screens for attractive opportunities in the primary and secondary investment universe of approximately 1,200 bank loans and approximately 1,000 high yield issuers. Due to the scale and relationships of the Ares Credit Group, it sees substantially all new issues in the bank loan and high yield bond markets. As such, the investment team members have familiarity with the universe of issuers which facilitates both primary and secondary idea generation.
The Investment Process
Our portfolio is managed by Mitchell Goldstein and Michael L. Smith, who serve as Co-Heads of the Ares Credit Group. In managing the portfolio, Mitchell Goldstein and Michael L. Smith serve on the Ares

Credit Group’s Ares Strategic Income Fund investment committee (the “ASIF Investment Committee”), which is comprised of portfolio managers and investment professionals from a number of our underlying credit disciplines.
ASIF Investment Committee meetings cover a variety of topics. The forum is intended to facilitate a congress of expert opinions from across the credit spectrum. Members discuss macroeconomic trends, U.S. and global growth (or contraction), labor market trends, inflation trends, fiscal and monetary policy trends, asset valuations, liquidity conditions and investor sentiment. Each is addressed with respect to its potential effect on lending conditions and credit spreads across underlying asset classes. Unanimous consent is encouraged but not required. However, the agenda tends to facilitate development of broad “house views” as to macroeconomic forecasts. Specific focus is given to the subject of valuation, and whether each credit asset class is priced attractively relative to its fundamental (absolute) risk and also by comparison to other credit assets. Healthy disagreement on this topic is encouraged, and particular consideration is given to the spreads at which most recent loans or bonds have been underwritten by the investment teams of each asset class. The end objective is to determine which asset classes provide the most attractive risk-adjusted returns.
The process culminates as Mitchell Goldstein and Michael L. Smith determine portfolio positioning and decide how much of our portfolio is invested in each credit asset class. The composition and construction of each underlying asset category is then determined by the portfolio managers specific to that asset category. To the extent possible, such portfolio managers are the same as would be employed in managing a standalone fund within that underlying asset class and the pool of investment ideas from which the underlying asset category is populated would similarly be the same. All investments are either sourced from third parties or by Ares directly, but we expect a significant portion of our investments to be directly originated by the Ares investment teams. While each underlying investment team employs its own distinct investment process tailored to that asset class, all portfolio investments undergo intensive screening, due diligence, and credit analyses focused on principal preservation and long-term value creation in market leading businesses. This ensures the integrity of the process down to the selection of specific companies and credits and is intended to maximize “best ideas” capture across the platform. As the allocation between various asset classes change, underlying portfolio managers are directed to monetize assets or increase their investments to raise liquidity or deploy additional investment capital.
Investments
Directly Originated Investments
For our directly originated investments, we primarily invest in portfolio companies in the form of first lien senior secured loans (including “unitranche” loans which are loans that combine both senior and subordinated debt, generally in a first lien position), second lien senior secured loans, subordinated secured and unsecured loans and subordinated debt, which in some cases includes an equity component and preferred equity, real estate mezzanine loans, real estate mortgages and infrastructure debt. The first and second lien senior secured loans generally have terms of three to 10 years. In connection with our first and second lien senior secured loans, we generally receive security interests in certain assets of our portfolio companies that could serve as collateral in support of the repayment of such loans. First and second lien senior secured loans generally have floating interest rates, which may have interest rate floors, and also may provide for some amortization of principal and excess cash flow payments, with the remaining principal balance due at maturity.
We structure our subordinated debt investments primarily as unsecured subordinated loans that provide for relatively higher fixed interest rates. The subordinated debt investments generally have terms of up to 10 years. These loans typically have interest-only payments, with amortization of principal, if any, deferred to the later years of the subordinated debt investment. In some cases, we may enter into loans that, by their terms, convert into equity or additional debt or defer payments of interest (or at least cash interest) for the first few years after our investment. Also, in some cases our subordinated debt will be secured by a subordinated lien on some or all of the assets of the borrower.
In some cases, our debt and preferred equity investments may provide for a portion of the interest or dividends payable to be payment-in-kind (“PIK”). To the extent interest or dividends are PIK, they will be payable through the increase of the principal amount of the loan or preferred equity by the amount of interest or dividend due on the then-outstanding aggregate principal amount of such loan or preferred equity and is generally collected upon repayment of the outstanding principal or redemption of the equity, as applicable.
In the case of our first and second lien senior secured loans, subordinated debt and preferred equity investments, we tailor the terms of the investment to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that aims to protect our rights and manage our risk while creating incentives for the portfolio company to achieve its business plan and improve its profitability. For example, in addition to generally seeking a senior position in the capital structure of our portfolio companies, we will seek, where appropriate, to limit the downside potential of our investments by:
•
targeting a total return on our investments (including from both interest and potential equity appreciation) that compensates us for credit risk;

•
incorporating call protection and interest rate floors for floating rate loans, into the investment structure; and

•
negotiating covenants in connection with our investments that afford our portfolio companies as much flexibility in managing their businesses as possible, consistent with preservation of our capital. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or participation rights.

We generally require financial covenants and terms that require an issuer to reduce leverage, thereby enhancing credit quality. These methods include: (a) maintenance leverage covenants requiring a decreasing ratio of indebtedness to cash flow over time, (b) maintenance cash flow covenants requiring an increasing ratio of cash flow to the sum of interest expense and capital expenditures and (c) indebtedness incurrence prohibitions, limiting a company’s ability to take on additional indebtedness. In addition, by including limitations on asset sales and capital expenditures we may be able to prevent a borrower from changing the nature of its business or capitalization without our consent.
Structurally, subordinated debt usually ranks junior in priority of payment to senior secured loans and is often unsecured. However, subordinated debt ranks senior to preferred and common equity in a borrower’s capital structure. Subordinated debt investments generally offer lenders fixed returns in the form of interest payments and will often provide lenders an opportunity to participate in the capital appreciation of a borrower, if any, through an equity interest. This equity interest typically takes the form of preferred equity, an equity co-investment and/or warrants. The preferred equity, equity co-investment and warrants (if any) associated with a subordinated debt investment typically allow lenders to receive repayment of their debt principal on an agreed upon amortization schedule or at maturity while retaining their equity interest in the borrower.
Warrants we receive with our debt investments may require only a nominal cost to exercise, and thus, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We may structure the warrants to provide provisions protecting our rights as a minority-interest holder, as well as puts, or rights to sell such securities back to the portfolio company, upon the occurrence of specified events. In many cases, we also obtain registration rights in connection with these equity interests, which may include demand and “piggyback” registration rights.
We believe that our focus on generating proprietary deal flow and lead investing gives us greater control over the capital structures and investment terms described above and enables us to actively manage our investments. Moreover, by leading the investment process, we are often able to secure controlling positions in loan tranches, thereby providing additional control in investment outcomes.
To a lesser extent, we also make common equity investments, which have generally been non-control equity investments of less than $20 million (usually in conjunction with a concurrent debt investment). However, we may increase the size or change the nature of these investments.
Non-Originated Investments
For our non-originated loans, we primarily invest in broadly syndicated loans, corporate bonds and structured credit instruments, including CLOs. Broadly syndicated loans may be senior secured corporate loans, which generally benefit from liens on collateral, are rated below-investment grade and typically pay interest at rates that are determined periodically on the basis of a floating base lending rate, primarily the Secured Overnight Financing Rate, plus a spread. Broadly syndicated loans are typically made to U.S. and, to a lesser extent, non-U.S. corporations, partnerships, limited liability companies and other business entities (together with issuers of corporate bonds and other debt securities, “Borrowers”) which operate in various industries and geographical regions. Borrowers may obtain broadly syndicated loans, among other reasons, to refinance existing debt, engage in acquisitions, pay dividends, recapitalize, complete leveraged buyouts and for general corporate purposes. Broadly syndicated loans rated below investment grade are sometimes referred to as “leveraged loans.” We may invest in broadly syndicated loans through assignments of or, to a lesser extent, participations in broadly syndicated loans. We may also utilize various types of derivative instruments for the purpose of gaining additional exposure to broadly syndicated loans.
Corporate Bonds
An issuer of high-yield corporate bonds typically pays the investor a fixed rate of interest and must repay the amount borrowed on or before maturity. The investment return of high yield corporate bonds reflects interest on the security and changes in the market value of the security. The market value of a high yield corporate bond generally may be expected to rise and fall inversely with interest rates. The value of intermediate- and longer-term high yield corporate bonds normally fluctuates more in response to changes in interest rates than does the value of shorter-term high yield corporate bonds. The market value of a high yield corporate bond also may be affected by investors’ perceptions of the creditworthiness of the issuer, the issuer’s performance and perceptions of the issuer in the marketplace. There is a risk that the issuers of high yield corporate bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. We may also utilize various types of derivative instruments, including swaps, for the purpose of gaining additional exposure to high yield corporate bonds.
Structured Credit
We may also invest in asset-backed opportunities across broad sectors such as consumer and commercial specialty finance and corporate credit. We target investment opportunities that may include (i) debt and equity investments in U.S.-dollar-denominated CLOs that are primarily backed by corporate leveraged loans issued to primarily U.S. obligors, as well as Euro-denominated CLOs that are backed primarily by corporate leveraged loans issued to primarily European obligors; (ii) financings secured by pools of consumer loans, commercial loans or real estate assets; and (iii) the outright purchase of pools of consumer loans, commercial loans or real estate assets. The investments in the “equity” of structured credit products (including CLOs) refers to the junior-most or residual debt tranche of such structured credit products (i.e., the tranche whose rights to payment are not senior to any other tranche, which does not typically receive a credit rating and is typically not secured (and is also typically referred to as subordinated notes, income notes, preferred shares or preferred securities, or, more generally, as “equity”)). The CLO equity tranches (or other similar junior tranches) and privately issued asset-backed securities in which we may invest may be highly leveraged, which magnifies our risk of loss on such investments.
Investments in Stressed Issuers
We may invest in certain debt and other obligations of companies that may be in some level of financial or business distress or may become distressed after we invest (“Stressed Issuers”) including companies involved in, or that have recently completed, bankruptcy or other restructuring, reorganization and liquidation proceedings. Stressed Issuers can also include companies that were not stressed at the time of investment but became stressed after our investment. These investments may involve:
(i)
corporate debt instruments relating to stressed and distressed industries or issuers;

(ii)
rescue-capital opportunities; and

(iii)
public and private stock issued in connection with restructurings and reorganizations or otherwise (“post-reorganization securities”).

ACQUISITION OPPORTUNITIES
We believe that there may be opportunity for further consolidation in our industry. From time to time, we may evaluate potential strategic opportunities, including acquisitions of:
•
asset portfolios;

•
other private and public finance companies, BDCs and asset managers; and

•
selected secondary market assets.

From time to time, we may engage in discussions with counterparties in respect of various potential strategic acquisition and investment transactions, including potential acquisitions of other finance companies, BDCs and asset managers. Some of these transactions could be material to our business and, if completed, could be difficult to integrate, result in increased leverage or dilution and/or subject us to unexpected liabilities. However, we have not engaged in any discussions that have progressed to the point at which the completion of any such transaction could be deemed to be probable or reasonably certain as of the date of this prospectus. Completion of any such transaction would be subject to completion of due diligence, finalization of key business and financial terms (including price) and negotiation of final definitive documentation as well as a number of other factors and conditions including, without limitation, the approval of our board of trustees, any required third party consents and, in certain cases, the approval of our shareholders. We cannot predict how quickly the terms of any such transaction could be finalized, if at all. Accordingly, there can be no assurance that such transaction would be completed. In connection with evaluating potential strategic acquisition and investment transactions, we may incur significant expenses for the evaluation and due diligence investigation of these potential transactions.
ON-GOING RELATIONSHIPS WITH AND MONITORING OF PORTFOLIO COMPANIES
We closely monitor each liquid and illiquid investment. Real-time monitoring of individual credits or collateral, as applicable, and portfolio metrics are critical to our ongoing portfolio optimization and risk management goals.
For liquid investments, each position is actively monitored by the liquid credit research team members responsible for coverage of a particular company or investment. The research team tracks credit and industry specific developments, as well as price movements, for shifts in relative value that may trigger a buy or sell recommendation. Ongoing monitoring and due diligence includes, but is not limited to, interaction with management, review of company and comparable financial results, company visits, participation in industry and sell-side research conferences, conversations with ratings agencies, industry experts and real-time analysis of price movements in the credit and equity markets. Notable credit developments and/or price movements are discussed real-time with portfolio management and the trading desk and may be discussed at relevant ASIF Investment Committee meetings.
For illiquid investments, in addition to covenants and other contractual rights and through board participation, when appropriate, we seek to enhance portfolio company performance post-investment by actively working with management on strategic and operating initiatives where there is an opportunity to do so. We may introduce managers of companies in which we have invested to other portfolio companies to capitalize on complementary business activities and best practices.
We believe that our focus on generating proprietary deal flow gives us greater control over capital structure and investment terms and lead investing enhances our ability to closely monitor each investment we make.
Our investment adviser employs an investment rating system to categorize our investments. In addition to various risk management and monitoring tools, our investment adviser grades the credit risk of all investments on a scale of 1 to 4 no less frequently than quarterly. This system is intended primarily to reflect the underlying risk of a portfolio investment relative to our initial cost basis in respect of such portfolio investment (i.e., at the time of origination or acquisition), although it may also take into account under certain circumstances the performance of the portfolio company’s business, the collateral coverage of the investment and other relevant factors. The grade of a portfolio investment may be reduced or increased over time. The following is a description of each investment grade:

Investment grade	Description
4	Involves the least amount of risk to our initial cost basis. The trends and risk factors for this investment since origination or acquisition are generally favorable, which may include the performance of the portfolio company or a potential exit.
3	Involves a level of risk to our initial cost basis that is similar to the risk to our initial cost basis at the time of origination or acquisition. This portfolio company is generally performing as expected and the risk factors to our ability to ultimately recoup the cost of our investment are neutral to favorable. All investments or acquired investments in new portfolio companies are initially assessed a grade of 3.
2	Indicates that the risk to our ability to recoup the initial cost basis of such investment has increased materially since origination or acquisition, including as a result of factors such as declining performance and non-compliance with debt covenants; however, payments are generally not more than 120 days past due. For investments graded 2, our investment adviser enhances its level of scrutiny over the monitoring of such portfolio company.
1	Indicates that the risk to our ability to recoup the initial cost basis of such investment has substantially increased since origination or acquisition, and the portfolio company likely has materially declining performance. For debt investments with an investment grade of 1, most or all of the debt covenants are out of compliance and payments are substantially delinquent. For investments graded 1, it is anticipated that we will not recoup our initial cost basis and may realize a substantial loss of our initial cost basis upon exit. For investments graded 1, our investment adviser enhances its level of scrutiny over the monitoring of such portfolio company.
As of December 31, 2024, the weighted average grade of the investments in our portfolio at fair value was 3.0. For more information on our portfolio investment grades, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Portfolio and Investment Activity.”
MANAGERIAL ASSISTANCE
As a BDC, we must offer, and must provide upon request, significant managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Ares Operations may provide all or a portion of this assistance pursuant to our Amended and Restated Administration Agreement (as such may be amended and restated from time to time, the “administration agreement”), the costs of which will be reimbursed by us. We may receive fees for these services.
EXIT OF INVESTMENTS
In addition to payments of principal and interest, we expect the primary methods for the strategy to realize returns on its investments include refinancings, sales of portfolio companies, and in some cases initial public offerings and secondary offerings. While many debt securities in which we invest have stated maturities up to ten years, virtually all are redeemed or sold prior to maturity. These securities often have call protection that requires an issuer to pay a premium if it redeems in the early years of an investment. However, there is no assurance that our investments will achieve realization events as a result of refinancings, sales of portfolio companies or public offerings and these realization events will become more unlikely when conditions in the loan and capital markets have deteriorated.
Ares’ team of investment professionals regularly review investments and related market conditions in order to determine if an opportunity exists to realize returns on a particular investment. We believe the ability to utilize the entire resources of Ares, including the public market traders and research analysts, allows our investment adviser to gain access to current market information where the opportunity may exist to sell positions into the market at attractive prices.
CO-INVESTMENT RELIEF
We, our investment adviser and certain of our affiliates have received an exemptive order from the SEC that permits us and other BDCs and registered closed-end management investment companies managed by

Ares to co-invest in portfolio companies with each other and with affiliated investment funds (the “Co-Investment Exemptive Order”). Co-investments made under the Co-Investment Exemptive Order are subject to compliance with certain conditions and other requirements, which could limit our ability to participate in a co-investment transaction. We may also otherwise co-invest with funds managed by Ares or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and our investment adviser’s allocation policy.
AVAILABLE INFORMATION
We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. This information is available free of charge by calling us collect at 866-324-7348, by sending an email to us at wmsoperations@aresmgmt.com or on our website at https://www.areswms.com/solutions/asif. Information contained on our website is not incorporated by reference into this prospectus and you should not consider such information to be part of this prospectus. The SEC maintains an internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at http://www.sec.gov.
RECENT DEVELOPMENTS
In January 2025, we issued $750 million in aggregate principal amount of unsecured notes that mature on March 21, 2032 and bear interest at a rate of 6.200% per annum (the “March 2032 Notes”). The March 2032 Notes were sold to initial purchasers in a private placement in reliance on Section 4(a)(2) of the Securities Act, and for the resale by such initial purchasers to (i) qualified institutional buyers in transactions exempt from registration under the Securities Act pursuant to Rule 144A thereunder or (ii) certain non-U.S. persons outside the United States pursuant to Regulation S under the Securities Act. The March 2032 Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration. The March 2032 Notes pay interest semi-annually and all principal is due upon maturity. The March 2032 Notes may be redeemed in whole or in part at any time at our option at a redemption price equal to par plus a “make whole” premium, if applicable, as determined pursuant to the indenture governing the March 2032 Notes, and any accrued and unpaid interest.
Concurrent with the issuance of the March 2032 Notes, we entered into a Registration Rights Agreement (the “March 2032 Notes Registration Rights Agreement”) for the benefit of the initial purchasers of the March 2032 Notes. Pursuant to the March 2032 Notes Registration Rights Agreement, we are obligated to file a registration statement with the SEC with respect to an offer to exchange the March 2032 Notes for a new issue of debt securities registered under the Securities Act with terms substantially identical to those of the March 2032 Notes (except for provisions relating to transfer restrictions and payment of additional interest) and to use its commercially reasonable efforts to consummate such exchange offer on the earliest practicable date after the registration statement has been declared effective but in no event later than January 21, 2026. Alternatively, in accordance with the terms of the March 2032 Notes Registration Rights Agreement, we may consummate such exchange offer through the use of an existing registration statement. If we fail to satisfy our registration obligations under the March 2032 Notes Registration Rights Agreement, we will be required to pay additional interest to the holders of the March 2032 Notes.
In connection with the March 2032 Notes, we entered into an interest rate swap for a total notional amount of $750 million that matures on March 21, 2032 to more closely align the interest rate of such liability with our investment portfolio, which consists primarily of floating rate loans. Under the interest rate swap, we receive a fixed interest rate of 6.200% and pay a floating interest rate based on one-month Secured Overnight Financing Rate (“SOFR”) plus 1.829%.
Effective January 1, 2025, we issued and sold 19,734,993 Common Shares (consisting of 15,211,772 Class I shares, 2,310,294 Class S shares and 2,212,927 Class D shares at an offering price of $27.61 per share for each class of share), and we received approximately $545 million as payment for such shares.
Effective February 1, 2025, we issued and sold approximately 20,126,161 Common Shares (consisting of 16,432,751 Class I shares, 1,447,337 Class S shares and 2,246,073 Class D shares at an offering price of $27.60 per share for each class of share), and we received approximately $555 million as payment for such shares.

Effective March 1, 2025, we issued and sold 17,810,727 Common Shares (consisting of 13,546,070 Class I shares, 2,186,500 Class S shares and 2,080,007 Class D shares at an offering price of $27.47 per share for each class of share), and we received approximately $489 million as payment for such shares.
Effective April 1, 2025, we issued and sold 20,162,589 Common Shares (consisting of 16,463,776 Class I shares, 1,724,129 Class S shares and 1,974,684 Class D shares at an offering price of $27.36 per share for each class of share), and we received approximately $552 million as payment for such shares.
On March 10, 2025, we announced the declaration of regular monthly gross distributions for April, May and June 2025, in each case for each class of our Common Shares. The following table presents the regular monthly gross distributions per share that were declared and payable:
		Gross Distribution Per Share
Record Date	Payment Date(1)	Class I	Class S	Class D
April 30, 2025	May 22, 2025	$0.21430	$0.21430	$0.21430
May 30, 2025	June 25, 2025	$0.21430	$0.21430	$0.21430
June 30, 2025	July 23, 2025	$0.21430	$0.21430	$0.21430

(1)
The distributions for each class of our Common Shares will be paid on or about the payment dates above.

These distributions will be paid in cash or reinvested in our Common Shares for shareholders participating in our distribution reinvestment plan. The net distributions received by shareholders of the Class S shares and Class D shares will be equal to the gross distribution in the table above, less specific shareholder servicing and/or distribution fees applicable to such class of our Common Shares as of their respective record dates. Class I shares have no shareholder servicing and/or distribution fees.
As previously disclosed, on March 26, 2025, we repurchased approximately 1.1 million of our Common Shares that were validly tendered and not properly withdrawn for total consideration of approximately $30 million, pursuant to our tender offer to repurchase up to 5% of our Common Shares outstanding as of January 31, 2025.
On April 8, 2025, we and ASIF Funding II (as defined below) entered into an amendment to the SB Funding Facility (as defined below). The amendment, among other things, (a) extended the reinvestment period from September 1, 2026 to October 8, 2027, (b) extended the stated maturity date from March 1, 2033 to April 8, 2034, (c) adjusted the interest rate charged on the SB Funding Facility from SOFR plus an applicable margin of (i) 2.10% during the reinvestment period and (ii) 2.40% following the reinvestment period to SOFR plus an applicable margin of (x) 1.90% during the reinvestment period and (y) 2.20% following the reinvestment period and (d) adjusted the commitment fee from (i) 0.50% per annum on any unused portion of the SB Funding Facility to (ii) on and after July 8, 2025, between 0.50% and 1.00% per annum depending on the aggregate amount of unused commitments under the SB Funding Facility. The other terms of the SB Funding Facility remained materially unchanged.
On April 10, 2025, we, through our wholly owned consolidated subsidiary, Ares Direct Lending CLO 5 LLC (“ADL CLO 5”), completed an approximately $499 million term debt securitization (the “ADL CLO 5 Debt Securitization”). The ADL CLO 5 Debt Securitization is also known as a CLO and is an on-balance sheet financing incurred by us, which is consolidated by us for financial reporting purposes and subject to our overall asset coverage requirement. In connection with the ADL CLO 5 Debt Securitization, ADL CLO 5 issued the following classes of notes that mature on April 20, 2038 pursuant to an indenture (the “April 2038 CLO Indenture”): (i) $210 million of Class A-1 Senior Floating Rate Notes, which bear interest at Term SOFR (as defined in the April 2038 CLO Indenture) plus 1.38% (the “April 2038 Class A-1 CLO Notes”); (ii) $15 million of Class A-2 Senior Floating Rate Notes, which bear interest at Term SOFR plus 1.60% (the “April 2038 Class A-2 CLO Notes”); (iii) $50 million of Class B Senior Floating Rate Notes, which bear interest at Term SOFR plus 1.70% (the “April 2038 Class B CLO Notes” and, together with the April 2038 Class A-1 CLO Notes and the April 2038 Class A-2 CLO Notes, the “April 2038 CLO Secured Notes”); and (iv) approximately $149 million of Subordinated Notes, which do not bear interest (the “April 2038 CLO Subordinated Notes”). We retained all of the April 2038 CLO Subordinated Notes, which are unsecured obligations of ADL CLO 5, and will accordingly be eliminated in consolidation. In addition, in connection with the ADL CLO 5 Debt Securitization, ADL CLO 5 incurred $75 million of Class A-1A Loans that mature on April 20, 2038 (the “April 2038 CLO Secured Loans”), under a Class A-1A Credit Agreement (the “April 2038 CLO Credit Agreement”), dated as of April 10, 2025, by and among ADL CLO 5, as borrower, the lender party thereto, and U.S. Bank Trust Company, National Association, as loan agent and collateral trustee, which bear interest at Term SOFR (as defined in the April 2038 CLO Credit Agreement) plus 1.38%.
On April 15, 2025, we amended and restated our Revolving Credit Facility (as defined below). The amendment, among other things, (a) extended the end of the revolving period and the stated maturity date for the Revolving Credit Facility from April 15, 2028 and April 15, 2029, respectively, to April 15, 2029 and April 15, 2030, respectively, (b) increased the aggregate commitments under the Revolving Credit Facility from $1.81 billion to $3.04 billion and (c) modified certain covenant restrictions. The Revolving Credit Facility also provides for an “accordion” feature that allows us, under certain circumstances, to increase the overall size of the Revolving Credit Facility to a maximum of approximately $4.6 billion. The other terms of the Revolving Credit Facility remained materially unchanged.
On April 23, 2025, we filed a registration statement on Form N-2 increasing the size of our Continuous Offering to up to $15 billion of our Common Shares.

SPECIFIC TERMS OF THE NOTES AND THE OFFERING
This prospectus sets forth certain terms of the Notes that we are offering pursuant to this prospectus. This section outlines the specific legal and financial terms of the Notes. You should read this section together with the more general description of the Notes under the heading “Description of Notes” in this prospectus before investing in the Notes. Capitalized terms used in this prospectus and not otherwise defined shall have the meanings ascribed to them in the base indenture and supplemental indenture governing the Notes (collectively, as amended from time to time, the “indenture”).
Issuer
Ares Strategic Income Fund
Title of the Securities
    % Notes due
Initial Aggregate Principal Amount Being Offered
$
Initial Offering Price
    % of the aggregate principal amount of Notes, plus accrued interest from          , 2025 if settlement occurs after that date.
Interest Rate
    %
Yield to Maturity
    %
Trade Date
          , 2025
Issue Date
          , 2025
Maturity Date
          ,
Interest Payment Dates
          and          , commencing          ,          .
Ranking of Notes
The Notes will be our general unsecured obligations that rank:
•
senior in right of payment to all of our future indebtedness that is expressly subordinated, or junior, in right of payment to the Notes;

•
pari passu, or equally, in right of payment with all of our existing and future senior indebtedness that is not so subordinated, or junior;

•
effectively subordinated, or junior, to any of our secured indebtedness (including unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness; and

•
structurally subordinated, or junior, to all existing and future indebtedness (including trade payables) incurred by our subsidiaries, financing vehicles or similar facilities.

As of February 28, 2025, our total consolidated indebtedness was approximately $5.0 billion in aggregate principal amount outstanding, of which approximately $165 million was secured indebtedness at the Fund level, approximately $1.6 billion was indebtedness of our consolidated subsidiaries and $3.2 billion was senior unsecured indebtedness represented by the Unsecured Notes (as defined below).
None of our current indebtedness will be subordinated to the Notes. After giving effect to the issuance of the Notes and assuming the proceeds therefrom are used to repay outstanding borrowings under the Revolving Credit Facility, the SG Funding Facility, the SB Funding Facility and/or the BNP Funding Facility (each, as defined below, and together, the “Credit Facilities”) and not for

general corporate purposes, our total consolidated indebtedness would have been approximately $      billion principal amount as of          ,          . See “Capitalization.”
Denominations
We will issue the Notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof.
Optional Redemption
Prior to          (               prior to the maturity date of the Notes) (the “Par Call Date”), we may redeem the Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus          basis points less (b) interest accrued to the date of redemption, and (2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.
On or after the Par Call Date, we may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.
Sinking Fund
The Notes will not be subject to any sinking fund. A sinking fund is a reserve fund accumulated over a period of time for the retirement of debt.
Offer to Purchase upon a Change of Control Repurchase Event
If a Change of Control Repurchase Event (as described under “Description of the Notes”) occurs prior to maturity, holders will have the right, at their option, to require us to repurchase for cash some or all of the Notes at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.
Legal Defeasance
The Notes are subject to legal defeasance by us, which means that, subject to the satisfaction of certain conditions, including, but not limited to, (i) depositing in trust for the benefit of the holders of the Notes a combination of money and/or U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal, premium, if any, and any other payments, including any mandatory sinking fund payments, on the Notes on their various due dates and (ii) delivering to the trustee an opinion of counsel as described herein under “Description of the Notes —  Satisfaction and Discharge; Defeasance,” we can legally release ourselves from all payment and other obligations on the Notes.
Covenant Defeasance
The Notes are subject to covenant defeasance by us, which means that, subject to the satisfaction of certain conditions, including, but not limited to, (i) depositing in trust for the benefit of the holders of the Notes a combination of money and/or U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal, premium, if any, and any other payments, including any mandatory sinking fund payments, on the Notes on their various due dates and (ii) delivering to the trustee an opinion of counsel as described herein under “Description of the

Notes — Satisfaction and Discharge; Defeasance,” we will be released from some of the restrictive covenants in the indenture.
Form of Notes
The Notes will be represented by one or more global securities that will be deposited and registered in the name of The Depository Trust Company (“DTC”) or its nominee. This means that, except in limited circumstances, you will not receive certificates for the Notes. Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the Notes through either DTC, if they are a participant, or indirectly through organizations that are participants in DTC.
Trustee, Paying Agent, Registrar and Transfer Agent
U.S. Bank Trust Company, National Association.
Events of Default
If an event of default (as described under “Description of the Notes”) on the Notes occurs, the principal amount of the Notes, plus accrued and unpaid interest, may be declared immediately due and payable, subject to conditions set forth in the indenture. These amounts automatically become due and payable in the case of certain types of bankruptcy or insolvency events involving us.
Use of Proceeds
We expect to use the net proceeds of the offering to repay outstanding indebtedness under our credit facilities and/or for general corporate purposes. See “Use of Proceeds.”
No Established Trading
Market
The Notes are a new issue of securities with no established trading market. The Notes will not be listed on any securities exchange or quoted on any automated dealer quotation system. Although certain of the underwriters have informed us that they currently intend to make a market in the Notes, as permitted by applicable laws and regulations, they are not obligated to do so and may discontinue any such market making activities at any time without notice. See “Underwriting.” Accordingly, we cannot assure you that a liquid market for the Notes will develop or be maintained.
Governing Law
The Notes and the indenture will be governed by and construed in accordance with the laws of the State of New York.

FINANCIAL HIGHLIGHTS
The following tables of financial highlights are intended to help a prospective investor understand our financial performance for the periods presented. The financial data set forth in the following tables as of and for the years ended December 31, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022 are derived from our consolidated financial statements, which have been audited by KPMG LLP, an independent registered public accounting firm whose report is included in this prospectus. Results as of and for the years ended December 31, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022 are not necessarily indicative of the results that may be expected for future periods. You should read these financial highlights in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.
The following are financial highlights as of and for the years ended December 31, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022:
	As of and For the Year Ended December 31, 2024
	Class I	Class S	Class D
Per Share Data:
Net asset value at beginning of period	$27.22	$27.22	$27.22
Net investment income for period(1)	2.40	2.17	2.33
Net realized and unrealized gains for period(1)	0.56	0.56	0.56
Net increase in net assets resulting from operations	2.96	2.73	2.89
Distributions from net investment income	(2.57)	(2.34)	(2.50)
Total increase in net assets	0.39	0.39	0.39
Net asset value at end of period	$27.61	$27.61	$27.61
Total return based on net asset value(2)	10.64%	9.85%	10.41%
Shares outstanding at end of period (in thousands)	172,421	29,493	11,773
Ratio/Supplemental Data:
Net assets at end of period (in thousands)	$4,761,183	$814,414	$325,099
Ratio of operating expenses (excluding expense support) to average net assets(3)(4)	6.95%	7.76%	7.41%
Ratio of operating expenses (including expense support) to average net assets(3)	5.97%	6.77%	6.44%
Ratio of net investment income to average net assets(3)(5)	8.80%	7.95%	8.54%
Portfolio turnover rate(3)	47%	47%	47%

	As of and For the Year Ended December 31, 2023
	Class I	Class S(6)	Class D(6)
Per Share Data:
Net asset value, beginning of period	$24.99	$27.01	$27.01
Net investment income for period(1)	2.41	0.84	0.90
Net realized and unrealized gains for period(1)	0.85	0.30	0.31
Net increase in net assets	3.26	1.14	1.21
Distributions to shareholders(2)	(1.03)	(0.93)	(1.00)
Total increase in net assets	2.23	0.21	0.21
Net asset value, end of period	$27.22	$27.22	$27.22
Total return based on net asset value(2)	13.03%	4.22%	4.47%
Shares outstanding, end of period (in thousands)	51,943	10,972	1,806
Ratio/Supplemental Data:
Net assets, end of period (in thousands)	$1,413,632	$298,608	$49,152
Ratio of operating expenses (excluding expense support) to average net assets(3)(4)	7.52%	7.52%	6.78%
Ratio of operating expenses (including expense support) to average net assets(3)(4)	5.15%	5.57%	4.57%
Ratio of net investment income to average net assets(3)(5)	9.21%	7.38%	7.95%
Portfolio turnover rate(3)	68%	68%	68%
As of and For the Period from December 5, 2022 (Commencement of Operations) to December 31, 2022
Class I
Per Share Data:
Net asset value at beginning of period	$25.00
Net investment income for period(1)	0.03
Net realized and unrealized losses for period(1)	(0.04)
Net decrease in net assets resulting from operations	(0.01)
Net asset value at end of period	$24.99
Total return based on net asset value(2)	(0.05)%
Shares outstanding at end of period (in thousands)	5,927
Ratio/Supplemental Data:
Net assets at end of period (in thousands)	$148,098
Ratio of operating expenses (excluding expense support) to average net assets(3)(4)	6.71%
Ratio of operating expenses (including expense support) to average net assets(3)	—%
Ratio of net investment income to average net assets(3)(5)	1.73%
Portfolio turnover rate(3)	80%

(1)
Weighted average basic per share data.

(2)
For the years ended December 31, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022, the total return based on net asset value equaled the change in net asset value during the period divided by the beginning net asset value for the period. The Fund’s performance changes over time and currently may be different than that shown. Past performance is no guarantee of future results. Total return is not annualized.
(3)
The ratios reflect an annualized amount.

(4)
For the years ended December 31, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022, the ratio of operating expenses to average net assets consisted of the following:

	For the Year Ended December 31, 2024
	Class I	Class S	Class D
Base management fee	1.25%	1.25%	1.25%
Income based fee and capital gains incentive fee	1.43	1.43	1.43
Interest and credit facility fees	3.79	3.75	4.00
Shareholder servicing and/or distribution fees	—	0.85	0.25
Other operating expenses	0.48	0.48	0.48
Total operating expenses	6.95%	7.76%	7.41%
	For the Year Ended December 31, 2023
	Class I	Class S(6)	Class D(6)
Base management fee	1.25%	1.25%	1.25%
Income based fee and capital gains incentive fee	1.43	1.53	1.47
Interest and credit facility fees	3.32	2.86	2.74
Shareholder servicing and/or distribution fees	—	0.85	0.25
Other operating expenses	1.52	1.03	1.07
Total operating expenses	7.52%	7.52%	6.78%
For the period from December 5, 2022 (commencement of operations) to December 31, 2022
Class I
Base management fee	1.23%
Income based fee and capital gains incentive fee	—
Interest and credit facility fees	1.12
Organization costs	0.53
Other operating expenses	3.83
Total operating expenses	6.71%

(5)
The ratio of net investment income to average net assets excludes income taxes related to realized gains and losses.

(6)
The date of the first sale of Class S shares and Class D shares was August 1, 2023.

RISK FACTORS
Investing in the Notes involves a number of significant risks. The following information is a discussion of material risk factors associated with an investment in the Notes specifically, as well as those factors generally associated with an investment in a company with an investment objective, investment policies, capital structure or traders markets similar to ours. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in the Notes. If any of the following events occur our business, financial condition and results of operations could be materially and adversely affected. In such cases, you may lose all or part of your investment in the Notes.
RISKS RELATING TO THE NOTES
The Notes will be unsecured and therefore will be effectively subordinated to any secured indebtedness we have currently incurred or may incur in the future.
The Notes will not be secured by any of our assets or any of the assets of our subsidiaries. As a result, the Notes are effectively subordinated, or junior, to any secured indebtedness we or our subsidiaries have currently incurred and may incur in the future (or any indebtedness that is initially unsecured to which we subsequently grant security) to the extent of the value of the assets securing such indebtedness. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any of our existing or future secured indebtedness and the secured indebtedness of our subsidiaries may assert rights against the assets pledged to secure that indebtedness in order to receive full payment of their indebtedness before the assets may be used to pay other creditors, including the holders of the Notes. As of December 31, 2024, we had approximately $490 million aggregate principal amount of outstanding indebtedness under our senior secured credit agreement with JPMorgan Chase Bank, N.A. who serves as administrative agent, and the lenders party thereto (as amended and restated, the “Revolving Credit Facility”). The Revolving Credit Facility is secured by a material portion of our assets (excluding, among other things, investments held in and by certain of our subsidiaries that secure other credit facilities or debt securitizations as described below). The SG Funding Facility, the SB Funding Facility and the BNP Funding Facility are secured by assets held by our wholly owned subsidiaries ASIF Funding I, LLC (“ASIF Funding I”), ASIF Funding II, LLC (“ASIF Funding II”) and ASIF Funding III, LLC (“ASIF Funding III”), respectively. As of December 31, 2024, we had approximately $1.2 billion aggregate principal amount of outstanding indebtedness under the SG Funding Facility, the SB Funding Facility and the BNP Funding Facility, collectively. In addition, as of December 31, 2024, (i) $399 million of Class A-1 Senior Notes (the “January 2037 Class A-1 CLO Notes”), (ii) $35 million of Class A-2 Senior Notes (the “January 2037 Class A-2 CLO Notes”) and (iii) $42 million of Class B Senior Notes (the “January 2037 Class B CLO Notes” and, together with the January 2037 Class A-1 Senior Notes and the January 2037 Class A-2 CLO Notes, the “January 2037 CLO Secured Notes”) that mature on January 20, 2037 issued by Ares Direct Lending CLO 3 LLC, our wholly owned consolidated subsidiary (“ADL CLO 3”) in connection with our $694 million term debt securitization (the “ADL CLO 3 Debt Securitization”) are secured by a diversified portfolio of first lien senior secured loans contributed by us to ADL CLO 3. Further, on April 10, 2025, through our wholly owned consolidated subsidiary, ADL CLO 5, we incurred (i) $210 million of April 2038 Class A-1 CLO Notes, (ii) $15 million of April 2038 Class A-2 CLO Notes, (iii) $50 million of April 2038 Class B CLO Notes and (iv) $75 million in April 2038 CLO Secured Loans incurred by ADL CLO 5 in connection with our ADL CLO 5 Debt Securitization, secured by a diversified portfolio of first lien senior secured loans contributed by us to ADL CLO 5. The indebtedness under the Revolving Credit Facility, SG Funding Facility, SB Funding Facility, BNP Funding Facility, the January 2037 CLO Secured Notes, the April 2038 CLO Secured Notes and the April 2038 CLO Secured Loans is therefore effectively senior to the Notes to the extent of the value of the assets that secure such facilities.
The Notes will be structurally subordinated to the indebtedness and other liabilities of our subsidiaries.
The Notes are our exclusive obligations and not of any of our subsidiaries. None of our subsidiaries is a guarantor of the Notes and the Notes are not required to be guaranteed by any subsidiaries we may acquire or create in the future. A significant portion of the indebtedness required to be consolidated on our balance sheet is held through subsidiary financing vehicles and secured by certain assets of such subsidiaries. For example, we and our wholly owned consolidated subsidiary, ASIF Funding I, are a party to a revolving funding facility with Société Générale and each of the other parties thereto (the “SG Funding Facility”), we and our wholly owned consolidated subsidiary, ASIF Funding II, are party to a revolving funding facility with the Bank of Nova Scotia and each of the other parties thereto (the “SB Funding Facility”) and we and our wholly owned consolidated subsidiary, ASIF Funding III, are party to a revolving funding facility with BNP Paribas and each of the other parties thereto (the “BNP Funding Facility”). The secured indebtedness with respect to the SG Funding Facility, the SB Funding Facility, the BNP Funding Facility, the ADL CLO 3 Debt Securitization and the ADL CLO 5 Debt Securitization is held through our consolidated subsidiaries, ASIF Funding I, ASIF Funding II, ASIF Funding III, ADL CLO 3 and ADL CLO 5, respectively. The assets of such subsidiaries are not directly available to satisfy the claims of our creditors, including holders of the Notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources — Debt Capital Activities.”
Except to the extent we are a creditor with recognized claims against our subsidiaries, all claims of creditors (including trade creditors) and holders of preferred stock, if any, of our subsidiaries will have priority over our equity interests in such subsidiaries (and therefore the claims of our creditors, including holders of the Notes) with respect to the assets of such subsidiaries. Even if we are recognized as a creditor of one or more of our subsidiaries, our claims would still be effectively subordinated to any security interests in the assets of any such subsidiary and to any indebtedness or other liabilities of any such subsidiary senior to our claims. Consequently, the Notes will be structurally subordinated to all indebtedness and other liabilities (including trade payables) of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish as financing vehicles or otherwise. As of December 31, 2024, we had approximately $490 million aggregate principal amount of outstanding indebtedness under the Revolving Credit Facility, $862 million aggregate principal amount of outstanding indebtedness under the SG Funding Facility, $75 million aggregate principal amount of outstanding indebtedness under the SB Funding Facility, $250 million aggregate principal amount of outstanding indebtedness under the BNP Funding Facility and $476 million aggregate principal amount outstanding of the January 2037 CLO Secured Notes (excluding the $218 million of subordinated notes that mature on January 20, 2037, issued by ADL CLO 3, which are retained by us and, as such, eliminated in consolidation). In addition, on April 10, 2025, through our wholly owned consolidated subsidiary ADL CLO 5, we incurred approximately $350 million of indebtedness in connection with the ADL CLO 5 Debt Securitization (excluding the April 2038 CLO Subordinated Notes, which are retained by us and, as such, eliminated in consolidation). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments.” All of such indebtedness would be structurally senior to the Notes. In addition, our subsidiaries may incur substantial additional indebtedness in the future, all of which would be structurally senior to the Notes.
The indenture governing the Notes will contain limited protection for holders of the Notes.
The indenture governing the Notes offers limited protection to holders of the Notes. The terms of the indenture and the Notes will not restrict our or any of our subsidiaries’ ability to engage in, or otherwise be a party to, a variety of corporate transactions, circumstances or events that could have an adverse impact on your investment in the Notes. In particular, the terms of the indenture and the Notes will not place any restrictions on our or our subsidiaries’ ability to:
•
issue securities or otherwise incur additional indebtedness or other obligations, including (1) any indebtedness or other obligations that would be equal in right of payment to the Notes, (2) any indebtedness or other obligations that would be secured and therefore rank effectively senior in right of payment to the Notes to the extent of the values of the assets securing such debt, (3) indebtedness of ours that is guaranteed by one or more of our subsidiaries and which therefore is structurally senior to the Notes and (4) securities, indebtedness or obligations issued or incurred by our subsidiaries that would be senior to our equity interests in our subsidiaries and therefore rank structurally senior to the Notes with respect to the assets of our subsidiaries, in each case other than an incurrence of indebtedness or other obligation that would cause a violation of Section 18(a)(1)(A) as modified by Section 61(a) of the Investment Company Act or any successor provisions (giving effect to any exemptive relief granted to us by the SEC);

•
pay dividends on, or purchase or redeem or make any payments in respect of, capital stock or other securities ranking junior in right of payment to the Notes;

•
sell assets (other than certain limited restrictions on our ability to consolidate, merge or sell all or substantially all of our assets);

•
create liens (including liens on the shares of our subsidiaries) or enter into sale and leaseback transactions;

•
enter into transactions with affiliates;

•
make investments; or

•
create restrictions on the payment of dividends or other amounts to us from our subsidiaries.

Furthermore, the terms of the indenture and the Notes do not protect holders of the Notes in the event that we experience changes (including significant adverse changes) in our financial condition, results of operations or credit ratings, as they do not require that we or our subsidiaries adhere to any financial tests or ratios or specified levels of net worth, revenues, income, cash flow, or liquidity.
Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the Notes may have important consequences for you as a holder of the Notes, including making it more difficult for us to satisfy our obligations with respect to the Notes or negatively affecting the trading value of the Notes.
Certain of our current debt instruments include more protections for their holders than the indenture and the Notes. See “Risk Factors — Risks Relating to Our Business and Structure — In addition to regulatory requirements that restrict our ability to raise capital, the Credit Facilities contain various covenants that, if not complied with, could accelerate repayment under the Credit Facilities, thereby materially and adversely affecting our liquidity, financial condition and results of operations.” In addition, other debt we issue or incur in the future could contain more protections for its holders than the indenture and the Notes, including additional covenants and events of default. The issuance or incurrence of any such debt with incremental protections could affect the market for and trading levels and prices of the Notes.
We may not be able to repurchase the Notes upon a Change of Control Repurchase Event.
Upon the occurrence of a Change of Control Repurchase Event, as defined in the indenture, subject to certain conditions, we will be required to offer to repurchase all outstanding Notes at 100% of their principal amount, plus accrued and unpaid interest. The source of funds for that purchase of Notes will be our available cash or cash generated from our operations or other potential sources, including borrowings, investment repayments, sales of assets or sales of equity. We cannot assure you that sufficient funds from such sources will be available at the time of any Change of Control Repurchase Event to make required repurchases of Notes tendered. The terms of our Credit Facilities provide that certain change of control events will constitute an event of default thereunder entitling the lenders to accelerate any indebtedness outstanding under the Credit Facilities at that time and to terminate the Credit Facilities. Our future debt instruments also may contain similar restrictions and provisions. If the holders of the Notes exercise their right to require us to repurchase all the Notes upon a Change of Control Repurchase Event, the financial effect of this repurchase could cause a default under our future debt instruments, even if the Change of Control Repurchase Event itself would not cause a default. Holders of our Unsecured Notes have analogous rights to require us to repurchase their applicable Unsecured Notes upon a similar event with respect to those notes. It is possible that we will not have sufficient funds at the time of the Change of Control Repurchase Event to make the required repurchase of the Notes and/or our other debt. See “Description of the Notes — Offer to Repurchase Upon a Change of Control Repurchase Event.”
If an active trading market does not develop for the Notes, you may not be able to resell them.
The Notes are a new issue of debt securities for which there currently is no trading market. We do not intend to apply for listing of the Notes on any securities exchange or for quotation of the Notes on any automated dealer quotation system. If no active trading market develops, you may not be able to resell your Notes at their fair market value or at all. If the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our credit ratings, general economic conditions, our financial condition, performance and prospects and other factors. Certain of the underwriters have advised us that they intend to make a market in the Notes, but they are not obligated to do so. Such underwriters may discontinue any market-making in the Notes at any time at their sole discretion. In addition, any market-making activity will be subject to limits imposed by law. Accordingly, we cannot assure you that a liquid trading market will develop for the Notes, that you will be able to sell your Notes at a particular time or that the price you receive when you sell will be favorable. To the extent an active trading market does not develop, the liquidity and trading price for the Notes may be harmed. Accordingly, you may be required to bear the financial risk of an investment in the Notes for an indefinite period of time.
Any downgrade or withdrawal of the rating assigned by a rating agency to the Notes may cause their trading price to fall.
If a rating service were to rate the Notes and if such rating service were to downgrade or withdraw any such rating on the Notes or otherwise announces its intention to put the Notes on credit watch, the trading price of the Notes could decline.
Our credit ratings may not reflect all risks of an investment in the Notes.
Our credit ratings are an assessment by third parties of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the Notes. Our credit ratings, however, may not reflect the potential impact of risks related to market conditions generally or other factors discussed above on the market value of or trading market for the Notes.
The Notes may be issued with original issue discount for United States federal income tax purposes.
The stated principal amount of the Notes may exceed their issue price (as defined below under “Material U.S. Federal Income Tax Considerations — Taxation of Note Holders — Taxation of U.S. Holders —  Original Issue Discount”) by an amount that equals or exceeds the statutory de minimis amount and, accordingly, the Notes may be issued with original issue discount for U.S. federal income tax purposes in an amount equal to such excess. If the Notes are issued with original issue discount, U.S. Holders (as defined below under “Material U.S. Federal Income Tax Considerations — Taxation of Note Holders — Taxation of U.S. Holders — Original Issue Discount”) will be required to include such original issue discount in their gross income as it accrues, in advance of their receipt of cash attributable to such original issue discount. See “Material U.S. Federal Income Tax Considerations.”
Because the Notes will initially be held in book-entry form, holders of the Notes must rely on DTC’s procedures to exercise their rights and remedies.
We will initially issue the Notes in the form of one or more Global Notes (as defined below) registered in the name of Cede & Co., as nominee of DTC. Beneficial interests in the Global Notes will be shown on, and transfers of the Global Notes will be effected only through, the records maintained by DTC. Except in limited circumstances, we will not issue certificated notes. See “Description of the Notes — Book-Entry, Settlement and Clearance.” Accordingly, if you own a beneficial interest in a Global Note, then you will not be considered an owner or holder of the Notes. Instead, DTC or its nominee will be the sole holder of the Notes. Payments of principal, interest and other amounts on the Global Notes will be made to the paying agent, who will remit the payments to DTC. We expect that DTC will then credit those payments to the DTC participant accounts that hold book-entry interests in the Global Notes and that those participants will credit the payments to indirect DTC participants. Unlike persons who have certificated notes registered in their names, owners of beneficial interests in the Global Notes will not have the direct right to act on our solicitations for consents or requests for waivers or other actions from holders of the Notes. Instead, those beneficial owners will be permitted to act only to the extent that they have received appropriate proxies to do so from DTC or, if applicable, a DTC participant. The applicable procedures for the granting of these proxies may not be sufficient to enable owners of beneficial interests in the Global Notes to vote on any requested actions on a timely basis.

RISKS RELATING TO OUR BUSINESS AND STRUCTURE
We have a limited operating history.
We are a closed-end management investment company organized as a Delaware statutory trust. We have elected to be regulated as a BDC under the Investment Company Act. We have a limited operating history. As a result, prospective investors have a limited track record or history on which to base their investment decision. We are subject to the business risks and uncertainties associated with recently formed businesses, including the risk that we will not achieve our investment objective and the value of a shareholder’s investment could decline substantially or become worthless. Further, our investment adviser has not previously offered a non-traded BDC. While we believe that the past professional experiences of our investment adviser’s investment team, including investment and financial experience of our investment adviser’s senior management, will increase the likelihood that our investment adviser will be able to manage us successfully, there can be no assurance that this will be the case.
Our Board of Trustees may change our operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to our results of operations and financial condition.
Our Board of Trustees has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, NAV, operating results and value of our Common Shares. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we have significant flexibility in investing the net proceeds from our Continuous Offering and may use the net proceeds from our Continuous Offering in ways with which investors may not agree or for purposes other than those contemplated in this prospectus.
Our Board of Trustees may amend our Declaration of Trust without prior shareholder approval.
So long as an amendment to our Declaration of Trust does not materially alter or change the powers, preferences, or special rights of our Common Shares so as to affect them adversely, our Board of Trustees may, without shareholder vote, subject to certain exceptions, amend or otherwise supplement our Declaration of Trust by making an amendment, a Declaration of Trust supplemental thereto or an amended and restated Declaration of Trust, including without limitation to classify the Board of Trustees, to impose advance notice bylaw provisions for trustee nominations or for shareholder proposals, to require super-majority approval of transactions with significant shareholders or other provisions that may be characterized as anti-takeover in nature.
The capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect the debt and equity capital markets, which may have a negative impact on our business and operations.
From time to time, capital markets may experience periods of disruption and instability. Such disruptions may result in, amongst other things, write-offs, the re-pricing of credit risk, the failure of financial institutions or worsening general economic conditions, any of which could materially and adversely impact the broader financial and credit markets and reduce the availability of debt and equity capital for the market as a whole and financial services firms in particular. There can be no assurance these market conditions will not occur or worsen in the future, including economic and political events in or affecting the world’s major economies, such as the ongoing war between Russia and Ukraine and conflicts in the Middle East. Sanctions imposed by the U.S. and other countries in connection with hostilities between Russia and Ukraine and the tensions between China and Taiwan have caused additional financial market volatility and affected the global economy. Concerns over future increases in inflation, economic recession, as well as interest rate volatility and fluctuations in oil and gas prices resulting from global production and demand levels, as well as geopolitical tension, have exacerbated market volatility. Market uncertainty and volatility have also been magnified as a result of the current U.S. presidential administration and resulting uncertainties regarding actual and potential shifts in U.S. and foreign, trade, economic and other policies, including with respect to treaties and tariffs.

Volatility and dislocation in the capital markets can create a challenging environment in which to raise or access equity or debt capital. Such conditions could make it difficult to extend the maturity of or refinance our existing indebtedness or obtain new indebtedness with similar terms and any failure to do so could have a material adverse effect on our business. The debt capital that will be available to us in the future, if at all, may continue to be at a higher cost, including as a result of the current interest rate environment, and on less favorable terms and conditions than what we have historically experienced. If we are unable to raise or refinance debt, then our equity investors may not benefit from the potential for increased returns on equity resulting from leverage and we may be limited in our ability to make new commitments or to fund existing commitments to our portfolio companies.
Significant disruption or volatility in the capital markets may also have a negative effect on the valuations of our investments. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity). Significant disruption or volatility in the capital markets may also affect the pace of our investment activity and the potential for liquidity events involving our investments. Thus, the illiquidity of our investments may make it difficult for us to sell such investments to access capital if required, and as a result, we could realize significantly less than the value at which we have recorded our investments if we were required to sell them for liquidity purposes. An inability to raise or access capital could have a material adverse effect on our business, financial condition or results of operations.
We are exposed to risks associated with changes in interest rates, including the current interest rate environment.
General interest rate fluctuations may have a negative impact on our investments and our investment returns and, accordingly, may have a material adverse effect on our investment objective and our net investment income.
The U.S. Federal Reserve (“Federal Reserve”) decreased the federal funds rate multiple times in 2024 after a sustained period of historically high rates. Because we borrow money and may issue debt securities or preferred stock to make investments, our net investment income is dependent upon the difference between the rate at which we borrow funds or pay interest or dividends on such debt securities or preferred stock and the rate at which we invest these funds. In periods of declining interest rates, we may earn less interest income from investments and our cost of funds will also decrease, to a lesser extent, given certain of our currently outstanding indebtedness bears interest at fixed rates, resulting in lower net investment income. Conversely, in periods of rising interest rates, our interest income will increase as the majority of our portfolio bears interest at variable rates while our cost of funds will also increase, to a lesser extent, with the net impact being an increase to our net investment income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates — Quantitative and Qualitative Disclosures About Market Risk.” We have entered into certain hedging transactions, such as interest rate swaps, to mitigate our exposure to adverse fluctuations in interest rates, and we may do so again in the future. However, we cannot assure you that such transactions will be successful in mitigating our exposure to interest rate risk. There can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. See “Risks Relating to Our Investments — We may expose ourselves to risks if we engage in hedging transactions.” Our portfolio primarily consists of fixed and floating rate investments. Market prices tend to fluctuate more for fixed-rate securities that have longer maturities. Although we have no policy governing the maturities of our investments, under current market conditions we expect that we will invest in a portfolio of debt generally having maturities of up to 10 years. Market prices for debt that pays a fixed-rate of return tend to decline as interest rates rise. This means that we are subject to greater risk (other things being equal) than a fund invested solely in shorter-term, fixed-rate securities. Market prices for floating rate investments may also fluctuate in rising rate environments with prices tending to decline when credit spreads widen. A decline in the prices of the debt we own could adversely affect net assets resulting from operations and the NAV of our Common Shares.
Rising interest rates may also increase the cost of debt for our underlying portfolio companies, which could adversely impact their financial performance and ability to meet ongoing obligations to us. Also, an increase in interest rates available to investors could make an investment in our Common Shares less attractive if we are not able to pay distributions at a level that provides a similar return, which could reduce the value of our Common Shares.
Inflation has adversely affected and may continue to adversely affect the business, results of operations and financial condition of our portfolio companies.
Certain of our portfolio companies are in industries that have been or may be impacted by inflation. U.S. inflation rates have fluctuated in recent periods, and remain well above historical levels over the past several decades. Inflationary pressures have increased the costs of labor, energy and raw materials and have adversely affected consumer spending, economic growth and our portfolio companies’ operations. If these portfolio companies are unable to pass any increases in their costs of operations along to their customers, it could adversely affect their operating results and impact their ability to pay interest and principal on our loans, particularly if interest rates rise in response to inflation. In addition, any projected future decreases in our portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future realized or unrealized losses and therefore reduce our net assets resulting from operations. See “We are exposed to risks associated with changes in interest rates, including the current interest rate environment.”
A failure on our part to maintain our status as a BDC may significantly reduce our operating flexibility.
If we fail to maintain our status as a BDC, we might be regulated as a closed-end investment company that is required to register under the Investment Company Act, which would subject us to additional regulatory restrictions and significantly decrease our operating flexibility. In addition, any such failure could cause an event of default under our outstanding indebtedness, which could have a material adverse effect on our business, financial condition or results of operations.
We are dependent upon certain key personnel of Ares for our future success and upon their access to other Ares investment professionals.
We depend on the diligence, skill, judgment, network of business contacts and personal reputations of certain key personnel of the Ares Credit Group and our future success depends on their continued service. We also depend, to a significant extent, on access to the investment professionals of other groups within Ares, the information and deal flow generated by Ares’ investment professionals in the course of their investment and portfolio management activities, as well as the support of senior business operations professionals of Ares.
The departure or misconduct of any of these individuals, or of a significant number of the investment professionals or partners of Ares, could have a material adverse effect on our business, financial condition or results of operations. In addition, we cannot assure you that Ares Capital Management will remain our investment adviser or that we will continue to have access to Ares’ investment professionals or its information and deal flow. Further, there can be no assurance that we will replicate our own, our affiliates’, or Ares’ historical success, including that of Ares Capital Corporation, and we caution you that our investment returns could be substantially lower than the returns achieved by other Ares funds.
Our financial condition and results of operations depend on our ability to manage future growth effectively.
Our ability to achieve our investment objective depends on our ability to acquire suitable investments and monitor and administer those investments, which depends, in turn, on our investment adviser’s ability to identify, invest in and monitor companies that meet our investment criteria.
Accomplishing this result on a cost-effective basis is largely a function of the structuring of our investment process and the ability of our investment adviser to provide competent, attentive and efficient services to us. Our executive officers and the members of the ASIF Investment Committee have substantial responsibilities in connection with their roles at Ares and with other Ares funds as well as responsibilities under the investment advisory and management agreement. They may also be called upon to provide significant managerial assistance to certain of our portfolio companies. These demands on their time, which will increase as the number of investments grow, may distract them or slow the rate of investment. In order for us to grow, Ares will need to hire, train, supervise, manage and retain new employees. However, we cannot assure you that Ares will be able to do so effectively. Any failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.
Our ability to grow depends on our ability to raise capital.
We will need to periodically access the capital markets to raise cash to fund new investments in excess of our repayments, and we may also need to access the capital markets to refinance existing debt obligations to the extent such maturing obligations are not repaid with availability under our revolving credit facilities, which includes the Credit Facilities or cash flows from operations. We have elected to be treated as a RIC and operate in a manner so as to qualify for the U.S. federal income tax treatment applicable to RICs. Among other things, in order to maintain our RIC status, we must distribute to our common shareholders on a timely basis generally an amount equal to at least 90% of our investment company taxable income, and, as a result, such distributions will not be available to fund investment originations or repay maturing debt. We must continue to borrow from financial institutions and issue additional securities to fund our growth. Unfavorable economic or capital market conditions may increase our funding costs, limit our access to the capital markets or could result in a decision by lenders not to extend credit to us. An inability to successfully access the capital markets may limit our ability to refinance our existing debt obligations as they come due and/or to fully execute our business strategy and could limit our ability to grow or cause us to have to shrink the size of our business, which could decrease our earnings, if any. See “Risk Factors — Risks Relating to Our Business and Structure — The capital markets may experience periods of disruption and instability. Such market conditions may materially and adversely affect the debt and equity capital markets, which may have a negative impact on our business and operations.”
In addition, we are currently allowed to borrow amounts or issue debt securities or preferred stock, which we refer to collectively as “senior securities,” such that our asset coverage, as calculated pursuant to the Investment Company Act, equals at least 150% immediately after such borrowing (i.e., we are able to borrow up to two dollars for every dollar we have in assets less all liabilities and indebtedness not represented by senior securities issued by us). Such requirement, in certain circumstances, may restrict our ability to borrow or issue debt securities or preferred stock. The amount of leverage that we employ will depend on our investment adviser’s and our Board of Trustees’ assessments of market and other factors at the time of any proposed borrowing or issuance of senior securities. We cannot assure you that we will be able to maintain or increase the amount available to us under our current Credit Facilities, obtain other lines of credit or issue senior securities at all or on terms acceptable to us.
Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital.
We may issue senior securities or borrow money from banks or other financial institutions, up to the maximum amount permitted by the Investment Company Act. As a BDC, we are currently permitted to incur indebtedness or issue senior securities only in amounts such that our asset coverage, as calculated pursuant to the Investment Company Act, equals at least 150% after each such incurrence or issuance (i.e., we are able to borrow up to two dollars for every dollar we have in assets less all liabilities and indebtedness not represented by senior securities issued by us). If the value of our assets declines, we may be unable to satisfy this test, which may prohibit us from making distributions and could prevent us from maintaining our status as a RIC or may prohibit us from repurchasing our Common Shares. In addition, our inability to satisfy this test could cause an event of default under our existing indebtedness. If we cannot satisfy this test, we may be required to sell a portion of our investments at a time when such sales may be disadvantageous and, depending on the nature of our leverage, repay a portion of our indebtedness. Accordingly, any failure to satisfy this test could have a material adverse effect on our business, financial condition or results of operations. As of December 31, 2024, our asset coverage calculated in accordance with the Investment Company Act was 227%. Also, to generate cash for funding new investments, we may in the future seek to issue additional debt or to securitize certain of our loans. The Investment Company Act may impose restrictions on the structure of any such securitization.

The requirement that we invest a sufficient portion of our assets in Qualifying Assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in Qualifying Assets could result in our failure to maintain our status as a BDC.
Under the Investment Company Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the Investment Company Act described as “qualifying” assets (“Qualifying Assets”) unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are Qualifying Assets. Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not Qualifying Assets. Conversely, if we fail to invest a sufficient portion of our assets in Qualifying Assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the Investment Company Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.
We borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.
Borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, increase the risks associated with investing in our securities. We currently borrow under the Credit Facilities and may in the future borrow from or issue senior securities to, banks, insurance companies, funds, institutional investors and other lenders and investors. Lenders and holders of such senior securities will have fixed dollar claims on our consolidated assets that will be superior to the claims of our common shareholders or any preferred shareholders. If the value of our consolidated assets increases, then leveraging would cause the NAV per share of our Common Shares to increase more sharply than it would have had we not incurred leverage.
Conversely, if the value of our consolidated assets decreases, leveraging would cause NAV to decline more sharply than it otherwise would have had we not incurred leverage. Similarly, any increase in our consolidated income in excess of consolidated interest payable on the borrowed funds would cause our net income to increase more than it would had we not incurred leverage, while any decrease in our consolidated income would cause net income to decline more sharply than it would have had we not incurred leverage. Such a decline could negatively affect our ability to make distributions. There can be no assurance that a leveraging strategy will be successful.
As of December 31, 2024, we had approximately $1.7 billion of outstanding borrowings under our Credit Facilities. In addition, our wholly owned consolidated subsidiary, ADL CLO 3, had approximately $476 million in aggregate principal amount outstanding of the January 2037 CLO Notes, excluding the approximately $218 million of January 2037 CLO Subordinated Notes. In addition, on April 10, 2025, through our wholly owned consolidated subsidiary ADL CLO 5, we incurred approximately $350 million of indebtedness in connection with the ADL CLO 5 Debt Securitization, excluding the approximately $149 million of April 2038 CLO Subordinated Notes, which were retained by us and eliminated in consolidation. We also had approximately $2.5 billion in aggregate principal amount outstanding of senior unsecured notes (we refer to each series of unsecured notes using the defined term set forth under the “Unsecured Notes” column of the table below and collectively, along with the March 2032 Notes, refer to all such series as the “Unsecured Notes”).
(dollar amounts in thousands) Unsecured Notes	Aggregate Principal Amount Issued	Original Issuance Date	Maturity Date
March 2028 Notes	$1,000,000	November 21, 2024	March 15, 2028
August 2029 Notes	$700,000	June 5, 2024	August 15, 2029
February 2030 Notes	$750,000	October 2, 2024	February 15, 2030
In order for us to cover our annual interest payments on our outstanding indebtedness as of December 31, 2024, we must achieve annual returns on our December 31, 2024 total assets of at least 2.4%. The weighted average stated interest rate charged on our principal amount of outstanding indebtedness as of December 31, 2024 was 6.3%. We intend to continue borrowing under the Credit Facilities in the future and we may increase the size of the Credit Facilities or issue additional debt securities or other evidences of indebtedness (although there can be no assurance that we will be successful in doing so). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments” for subsequent events relating to the SB Funding Facility, the Revolving Credit Facility, an additional debt securitization and the March 2032 Notes. See Note 13 to our consolidated financial statements for the year ended December 31, 2024 for subsequent events relating to the March 2032 Notes. For more information on our indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources.”
Our ability to service our debt depends largely on our financial performance and is subject to prevailing economic conditions and competitive pressures. The amount of leverage that we employ at any particular time will depend on our investment adviser’s and our Board of Trustees’ assessments of market and other factors at the time of any proposed borrowing and is subject to our compliance with our asset coverage requirement following any such borrowing.
The Credit Facilities, the ADL CLO 3 Debt Securitization, the ADL CLO 5 Debt Securitization and the Unsecured Notes impose financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC. A failure to renew the Credit Facilities or to add new or replacement debt facilities or to issue additional debt securities or other evidences of indebtedness could have a material adverse effect on our business, financial condition and results of operations.
The following table illustrates the effect on return to a holder of our Common Shares of the leverage created by our use of borrowing at the weighted average stated interest rate of 6.3% as of December 31, 2024, together with (a) our total value of net assets as of December 31, 2024; (b) approximately $4.6 billion in aggregate principal amount of indebtedness outstanding as of December 31, 2024 and (c) hypothetical annual returns on our portfolio of minus 10% to plus 10%.
Assumed Return on Portfolio (Net of Expenses)(1)	-10.00%	-5.00%	—%	5.00%	10.00%
Corresponding Return to Common Shareholders(2)	-25.48%	-15.19%	-4.89%	5.40%	15.70%

(1)
The assumed portfolio return is required by SEC regulations and is not a prediction of, and does not represent, our projected or actual performance. Actual returns may be greater or less than those appearing in the table. Pursuant to SEC regulations, this table is calculated as of December 31, 2024. As a result, it has not been updated to take into account any changes in assets or leverage since December 31, 2024.

(2)
In order to compute the “Corresponding Return to Common Shareholders,” the “Assumed Return on Portfolio” is multiplied by the total value of our assets as of December 31, 2024 to obtain an assumed return to us. From this amount, the interest expense (calculated by multiplying the weighted average stated interest rate of 6.3% by the approximately $4.6 billion of principal debt outstanding as of December 31, 2024) is subtracted to determine the return available to shareholders. The return available to shareholders is then divided by the total value of our net assets as of December 31, 2024 to determine the “Corresponding Return to Common Shareholders.”

See “Prospectus Summary — Recent Developments” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources” for more information regarding our indebtedness.
We are subject to a 150% asset coverage ratio.
In accordance with the Investment Company Act, a BDC is allowed to borrow amounts such that its asset coverage, calculated pursuant to the Investment Company Act, is at least 150% after such borrowing if certain requirements, including obtaining certain approvals, are met. The reduced asset coverage requirement permits a BDC to borrow up to two dollars for every dollar it has in assets less all liabilities and indebtedness not represented by senior securities issued by it. Because an affiliate of our investment adviser, as our sole initial shareholder, approved a proposal on October 7, 2022 that allows us to reduce our asset coverage ratio to 150%, the ratio applicable to our senior securities is 150%.

Leverage magnifies the potential for loss on investments in our indebtedness and on invested equity capital. As we may use leverage to partially finance our investments, you will experience increased risks of investing in our securities. If the value of our assets increases, then leveraging would cause the NAV attributable to our Common Shares to increase more sharply than it would had we not leveraged our business. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net investment income to increase more than it would without the leverage, while any decrease in our income would cause net investment income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions or pay distributions on our Common Shares, make scheduled debt payments or other payments related to our securities. Leverage is generally considered a speculative investment technique. See “— We borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.”
In addition to regulatory requirements that restrict our ability to raise capital, our Credit Facilities, the ADL CLO 3 Debt Securitization, the ADL CLO 5 Debt Securitization and the Unsecured Notes contain various covenants that, if not complied with, could accelerate repayment under our Credit Facilities, the ADL CLO 3 Debt Securitization, the ADL CLO 5 Debt Securitization and the Unsecured Notes, thereby materially and adversely affecting our liquidity, financial condition and results of operations.
The agreements governing our Credit Facilities, the ADL CLO 3 Debt Securitization, the ADL CLO 5 Debt Securitization and the Unsecured Notes require us, and any future agreements governing any debt facilities may require us, to comply with certain financial and operational covenants. These covenants may include, among other things:
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restrictions on the level of indebtedness that we are permitted to incur in relation to the value of our assets;

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restrictions on our ability to incur liens; and

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maintenance of a minimum level of shareholders’ equity.

As of the date of this prospectus, we are in compliance in all material respects with the covenants in the Credit Facilities, the ADL CLO 3 Debt Securitization, the ADL CLO 5 Debt Securitization and the Unsecured Notes. However, our continued compliance with these covenants depends on many factors, some of which are beyond our control. For example, depending on the condition of the public debt and equity markets and pricing levels, unrealized depreciation in our portfolio may increase in the future. Any such increase could result in our inability to comply with our obligation to restrict the level of indebtedness that we are able to incur in relation to the value of our assets or to maintain a minimum level of shareholders’ equity.
Accordingly, although we believe we will continue to be in compliance, there are no assurances that we will continue to comply with the covenants in the Credit Facilities, the ADL CLO 3 Debt Securitization, the ADL CLO 5 Debt Securitization and the Unsecured Notes. Failure to comply with these covenants could result in a default under the Credit Facilities, the ADL CLO 3 Debt Securitization, the ADL CLO 5 Debt Securitization and the Unsecured Notes, that, if we were unable to obtain a waiver from the lenders or holders of such indebtedness, as applicable, such lenders or holders could accelerate repayment under such indebtedness and thereby have a material adverse impact on our business, financial condition and results of operations.
We have formed and invested in and may in the future form or invest in CLOs, which subject us to certain structured financing risks.
To finance certain investments, we have completed debt securitizations through CLOs and may in the future securitize certain of our secured loans or other investments, including through the formation of one or more additional CLOs, while retaining all or most of the exposure to the performance of such investments. As of December 31, 2024, we had completed one debt securitization in November 2024 through ADL CLO 3, which has approximately $476 million in aggregate principal amount of January 2037 CLO Notes issued and outstanding (excluding the January 2037 CLO Subordinated Notes). On April 10, 2025, through our wholly owned consolidated subsidiary ADL CLO 5, we completed a second debt securitization, in connection with which ADL CLO 5 incurred approximately $350 million in aggregate principal amount of indebtedness (excluding the April 2038 CLO Subordinated Notes). See “Prospectus Summary — Recent

Developments” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments.” Our current CLOs involve, and any additional CLOs would involve, a contribution by us of a pool of assets to a special purpose entity, and a sale of debt interests in such entity on a non-recourse or limited-recourse basis to purchasers. In addition, we may invest in securities of CLOs managed by other investment advisers. Our interests in these CLOs would likely be considered a “non-qualifying” portfolio interest for purposes of the Investment Company Act.
If we invest in CLOs we create, we will depend in part on distributions from the CLO’s assets out of its earnings and cash flows to enable us to make distributions to shareholders. The ability of a CLO to make distributions will be subject to various limitations, including the terms and covenants of the debt it issues. Also, a CLO may take actions that delay distributions in order to preserve ratings and to keep the cost of present and future financings lower or the CLO may be obligated to retain cash or other assets to satisfy over-collateralization requirements commonly provided for holders of the CLO’s debt, which could impact our ability to receive distributions from the CLO. If we do not receive cash flow from any such CLO that is necessary to satisfy the Annual Distribution Requirement (defined below) for maintaining RIC status, and we are unable to obtain cash from other sources necessary to satisfy this requirement, we may not maintain our qualification as a RIC, which would have a material adverse effect on an investment in the shares.
In addition, a decline in the credit quality of loans in a CLO due to poor operating results of the relevant borrower, declines in the value of loan collateral or increases in defaults, among other things, may force a CLO to sell certain assets at a loss, reducing their earnings and, in turn, cash potentially available for distribution to us for distribution to our shareholders. To the extent that any losses are incurred by the CLO in respect of any collateral, such losses will be borne first by the owner of equity interests in the CLO.
The manager for a CLO that we create may be us, our investment adviser or an affiliate, and such manager may be entitled to receive compensation for structuring and/or management services. To the extent our investment adviser or an affiliate other than us serves as manager and we are obligated to compensate our investment adviser or the affiliate for such services, we, our investment adviser or the affiliate will implement offsetting arrangements to assure that we, and indirectly, our common shareholders, pay no additional management fee to our investment adviser or the affiliate in connection therewith. Our investment adviser serves as asset manager to ADL CLO 3 and ADL CLO 5 under an asset management agreement with each such entity and is entitled to receive compensation for structuring and/or management services. Our investment adviser has agreed to waive any management fees from ADL CLO 3 and ADL CLO 5. To the extent we serve as the manager, we will waive any right to receive fees for such services from us (and indirectly our common shareholders) or any affiliate.
We operate in a highly competitive market for investment opportunities.
A number of entities compete with us to make the types of investments that we make in middle-market companies. We compete with other BDCs, public and private funds, commercial and investment banks, commercial financing companies, insurance companies, hedge funds, and, to the extent they provide an alternative form of financing, private equity funds. Some of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. Some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than we do. Furthermore, many of our competitors are not subject to the regulatory restrictions that the Investment Company Act imposes on us as a BDC and that the Code imposes on us as a RIC. In addition, new competitors frequently enter the financing markets in which we operate. We cannot assure you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to pursue attractive investment opportunities from time to time.
We do not seek to compete primarily based on the interest rates we offer and we believe that some of our competitors may make loans with interest rates that are comparable to or lower than the rates we offer. Rather, we compete with our competitors based on our existing investment platform, seasoned investment professionals, experience and focus on middle-market companies, disciplined investment philosophy, extensive industry focus and flexible transaction structuring. For a more detailed discussion of these competitive advantages, see “Investment Objective and Strategies — Potential Competitive Strengths.”

We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. The loss of such investment opportunities may limit our ability to grow or cause us to have to shrink the size of our portfolio, which could decrease our earnings. If we match our competitors’ pricing, terms and structure, we may experience decreased net interest income and increased risk of credit loss. As a result of operating in such a competitive environment, we may make investments that are on less favorable terms than what we may have originally anticipated, which may impact our return on these investments.
Our ability to enter into transactions with our affiliates is restricted.
As a BDC, we are prohibited under the Investment Company Act from participating in certain transactions with certain of our affiliates without the prior approval of a majority of our independent Trustees and, in some cases, of the SEC. Among other things, any person that, directly or indirectly, owns, controls or holds with the power to vote 5% or more of our outstanding voting securities is an affiliate of ours for the purposes of the Investment Company Act. However, we may under certain circumstances purchase any such affiliate’s loans or securities in the secondary market, which could create a conflict for our investment adviser between our interests and the interests of such affiliate, in that the ability of our investment adviser to recommend actions in our best interest may be limited. We are generally prohibited from buying or selling any securities (other than our securities) from or to an affiliate. The Investment Company Act also prohibits us from participating in certain “joint” transactions with certain of our affiliates which could include investments in the same portfolio company (whether at the same or different times), without the prior approval of our independent Trustees and, in cases where the affiliate is presumed to control us (i.e., they own more than 25% of our voting securities), prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or trustees or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security (other than our securities) from or to any portfolio company of a fund managed by any affiliate of our investment adviser, or entering into joint arrangements, such as certain co-investments with these companies or funds, without the prior approval of the SEC, which may limit the scope of investment opportunities that may otherwise be available to us.
We rely on the Co-Investment Exemptive Order granted to us, our investment adviser and certain of its affiliates by the SEC that allows us to engage in co-investment transactions with other affiliated funds managed by our investment adviser, subject to certain terms and conditions. However, while the terms of the Co-Investment Exemptive Order require that we be given the opportunity to participate in certain transactions originated by our investment adviser or its affiliates, we ultimately may not participate in those transactions. In addition, based on guidelines approved by our Board of Trustees, we may not see certain transactions originated by our investment adviser or its affiliates. This also may limit the scope of investment opportunities that may otherwise be available to us.
There are significant potential conflicts of interest that could impact our investment returns.
Conflicts may arise in allocating and structuring investments, time, services, expenses or resources among the investment activities of Ares funds, Ares, other Ares-affiliated entities and the employees of Ares. Certain of our executive officers and Trustees, and members of the ASIF Investment Committee, serve or may serve as officers, Trustees or principals of other entities, including other Ares funds. These officers and trustees will devote such portion of their time to our affairs as is required for the performance of their duties, but they are not required to devote all of their time to us. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in our or our common shareholders’ best interests or may require them to devote time to services for other entities, which could interfere with the time available to provide services to us. Members of the ASIF Investment Committee may have significant responsibilities for other Ares funds. Similarly, although the professional staff of our investment adviser will devote as much time to the management of us as appropriate to enable our investment adviser to perform its duties in accordance with the investment advisory and management agreement, the investment professionals of our investment adviser may have conflicts in allocating their time and services among us and investment vehicles managed by our investment adviser or one or more of its affiliates. These activities could be viewed as creating a conflict of interest insofar as the time and effort of the professional staff of our investment adviser and its officers and employees will not be devoted exclusively to our business but will instead be allocated between our business and the management of these other investment vehicles.

In addition, certain Ares funds may have investment objectives that compete or overlap with, and may from time to time invest in asset classes similar to those targeted by us. Consequently, we and these other entities may from time to time pursue the same or similar capital and investment opportunities. Pursuant to its investment allocation policy, Ares and its controlled affiliates, including our investment adviser, endeavor to allocate investment opportunities in a fair and equitable manner, and in any event consistent with any fiduciary duties owed to us. Nevertheless, it is possible that we may not be given the opportunity to participate in certain investments made by other Ares funds and, if given such opportunity, may not be allowed to participate in such investments without the prior approval of our trustees who are not interested persons and, in some cases, the prior approval of the SEC. In addition, there may be conflicts in the allocation of investments among us and the other Ares funds or one or more of our controlled affiliates or among the funds they manage, including investments made pursuant to the Co-Investment Exemptive Order. Further, such other Ares funds may hold positions in portfolio companies in which we have also invested. Such investments may raise potential conflicts of interest between us and such other Ares funds, particularly if we and such other Ares funds invest in different classes or types of securities or investments of the same underlying portfolio company. In that regard, actions may be taken by another Ares fund that are adverse to our interests, including, but not limited to, during a restructuring, bankruptcy or other insolvency proceeding or similar matter occurring at the underlying portfolio company.
We may from time to time, and subject to requirements under the Investment Company Act, offer to sell assets to vehicles managed by one or more of our affiliates or we may purchase assets from vehicles managed by one or more of our affiliates. In addition, vehicles managed by one or more of our affiliates may offer assets to or may purchase assets from one another. While assets may be sold or purchased at prices that are consistent with those that could be obtained from third parties in the marketplace, and although these types of transactions generally require approval of one or more independent parties, there may be an inherent conflict of interest in such transactions between us and funds managed by one of our affiliates (including our investment adviser). In addition, subject to the limitations of the Investment Company Act and conditions of the Co-Investment Exemptive Order, we may invest in loans, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other Ares funds.
We pay a base management fee and an incentive fee to our investment adviser, and reimburse our investment adviser for certain expenses it incurs. Ares, from time to time, incurs fees, costs, and expenses on behalf of more than one fund. To the extent such fees, costs, and expenses are incurred for the account or benefit of more than one fund, each such fund will typically bear an allocable portion of any such fees, costs, and expenses in proportion to the size of its investment in the activity or entity to which such expense relates (subject to the terms of each fund’s governing documents) or in such other manner as Ares considers fair and equitable under the circumstances such as the relative fund size or capital available to be invested by such funds. Where a fund’s governing documents do not permit the payment of a particular expense, Ares will generally pay such fund’s allocable portion of such expense.
Our investment adviser’s base management fee is based on a percentage of our net assets and, consequently, our investment adviser may have conflicts of interest in connection with decisions that could affect our net assets, such as decisions as to whether to incur indebtedness, or to make future investments. We are currently allowed to borrow amounts subject to our compliance with our asset coverage requirement following any such borrowing.
Accordingly, our investment adviser may have conflicts of interest in connection with decisions to use increased leverage permitted under our asset coverage requirement applicable to senior securities, as the incurrence of such additional indebtedness would result in an increase in the base management fee payable to our investment adviser and may also result in an increase in the incentive fee payable to our investment adviser.
The incentive fee payable by us to our investment adviser that relates to our pre-incentive fee net investment income is computed and paid on income that may include income that is accrued but not yet received in cash. If a portfolio company defaults on a loan that is structured to provide accrued income, it is possible that accrued income previously used in the calculation of such fee will become uncollectible. Our investment adviser is not under any obligation to reimburse us for any part of the incentive fee it receives that is based on accrued interest income that we never actually receive.

Our investment advisory and management agreement renews for successive annual periods if approved by our Board of Trustees or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our independent Trustees. However, both we and our investment adviser have the right to terminate the agreement without penalty upon 60 days’ written notice by the Fund or upon 120 days’ written notice by our investment adviser to the other party. In addition, if we elect to continue operations following termination of the investment advisory and management agreement by the investment adviser, the investment adviser will pay all expenses incurred as a result of its withdrawal. Moreover, conflicts of interest may arise if our investment adviser seeks to change the terms of our investment advisory and management agreement, including, for example, the terms for compensation to our investment adviser. While any material change to the investment advisory and management agreement must be submitted to shareholders for approval under the Investment Company Act, we may from time to time decide it is appropriate to seek shareholder approval to change the terms of the agreement.
We are party to the administration agreement with our administrator, Ares Operations, a subsidiary of Ares Management, pursuant to which our administrator furnishes us with administrative services. Payments under the administration agreement are equal to an amount based upon our allocable portion of our administrator’s overhead and other expenses (including travel expenses) incurred by our administrator in performing its obligations under the administration agreement, including our allocable portion of the compensation, rent and other expenses of certain of our officers (including our chief compliance officer, chief financial officer, chief accounting officer, general counsel, secretary, treasurer and assistant treasurer) and their respective staffs, but not investment professionals.
As of December 31, 2024, there was $55 million of expenses supported by our investment adviser that were eligible for reimbursement pursuant to the Expense Support and Conditional Reimbursement Agreement (including $2.5 million of base management fee and $1.3 million of incentive fee for which our investment adviser has agreed not to seek recoupment). See Note 3 of our consolidated financial statements for the year ended December 31, 2024 for more information about our Expense Support and Conditional Reimbursement Agreement. Our future repayment of amounts reimbursed or waived by our investment adviser or its affiliates, pursuant to the Expense Support and Conditional Reimbursement Agreement, will immediately reduce our NAV at the time we make such reimbursement payment and may reduce future distributions to which you would otherwise be entitled. We are unable to predict when we, and ultimately our common shareholders, will repay expenses advanced by our investment adviser because repayment under the Expense Support and Conditional Reimbursement Agreement is conditioned upon the occurrence of certain events, and the investment adviser can waive reimbursement of expenses in any applicable month. In addition, holders of Class S shares and Class D shares may be impacted by the shareholder and/or distribution fees borne by such classes resulting in a decline in our returns and our distributions payable in the class of Common Shares upon which such fees are being paid.
As a result of the arrangements described above, there may be times when the management team of Ares Management (including those members of management focused primarily on managing the Fund) has interests that differ from those of our common shareholders, giving rise to a conflict. Additionally, the members of management focused on managing us will also manage other Ares funds, and, consequently, will need to devote significant attention and time to managing other Ares funds, in addition to us.
Our common shareholders may have conflicting investment, tax and other objectives with respect to their investments in us. The conflicting interests of individual shareholders may relate to or arise from, among other things, the nature of our investments, the structure or the acquisition of our investments, and the timing of dispositions of our investments. As a consequence, conflicts of interest may arise in connection with decisions made by our investment adviser, including with respect to the nature or structuring of our investments, that may be more beneficial for one shareholder than for another shareholder, especially with respect to shareholders’ individual tax situations. In selecting and structuring investments appropriate for us, our investment adviser will consider the investment and tax objectives of the Fund and those of our common shareholders, as a whole, not the investment, tax or other objectives of any common shareholder individually. See “Potential Conflicts of Interest.”
We may be subject to additional corporate-level income taxes if we fail to maintain our status as a RIC.
We have elected to be treated as a RIC under the Code and operate in a manner so as to qualify for the U.S. federal income tax treatment applicable to RICs. As a RIC, we generally will not pay U.S. federal corporate-level income taxes on our income and net capital gains that we distribute to our common shareholders as distributions on a timely basis. We will be subject to U.S. federal corporate-level income tax on any undistributed income and/or gains. To maintain our status as a RIC, we must meet certain source of income, asset diversification and annual distribution requirements. We may also be subject to certain U.S. federal excise taxes, as well as state, local and foreign taxes.
To maintain our RIC status, we must timely distribute an amount equal to at least 90% of our investment company taxable income (as defined by the Code, which generally includes net ordinary income and net short term capital gains) to our common shareholders (the “Annual Distribution Requirement”). We have the ability to pay a large portion of our distributions in our shares, and as long as a portion of such distribution is paid in cash and other requirements are met, such distributions will be taxable as a distribution for U.S. federal income tax purposes. This may result in our U.S. shareholders having to pay tax on such distributions, even if no cash is received, and may result in our non-U.S. shareholders being subject to withholding tax in respect of amounts distributed in our shares. Because we use debt financing, we are subject to certain asset coverage ratio requirements under the Investment Company Act and financial covenants under our indebtedness that could, under certain circumstances, restrict us from making distributions necessary to qualify as a RIC. If we are unable to obtain cash from other sources, we may fail to maintain our status as a RIC and, thus, may be subject to corporate-level income tax on all of our income and/or gains.
To maintain our status as a RIC, in addition to the Annual Distribution Requirement, we must also meet certain annual source of income requirements at the end of each taxable year and asset diversification requirements at the end of each calendar quarter. Failure to meet these requirements may result in our having to (a) dispose of certain investments quickly or (b) raise additional capital to prevent the loss of RIC status. Because most of our investments are in private companies and are generally illiquid, any such dispositions may be at disadvantageous prices and may result in losses. Also, the rules applicable to our qualification as a RIC are complex with many areas of uncertainty. Accordingly, no assurance can be given that we have qualified or will continue to qualify as a RIC. If we fail to maintain our status as a RIC for any reason and become subject to regular “C” corporation income tax, the resulting corporate-level income taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. Such a failure would have a material adverse effect on us and on any investment in us. Certain provisions of the Code provide some relief from RIC disqualification due to failures of the source of income and asset diversification requirements, although there may be additional taxes due in such cases. We cannot assure you that we would qualify for any such relief should we fail the source of income or asset diversification requirements.
We may have difficulty paying our required distributions under applicable tax rules if we recognize income before or without receiving cash representing such income.
For U.S. federal income tax purposes, we may be required to include in income certain amounts that we have not yet received in cash, such as original issue discount, which may arise, for example, if we receive warrants in connection with the making of a loan, or PIK interest representing contractual interest added to the loan principal balance and due at the end of the loan term. Such original issue discount or PIK interest is included in income before we receive any corresponding cash payments. We also may be required to include in income certain other amounts that we will not receive in cash, including, for example, amounts attributable to hedging and foreign currency transactions.
Since, in certain cases, we may recognize income before or without receiving cash in respect of such income, we may have difficulty meeting the U.S. federal income tax requirement to distribute generally an amount equal to at least 90% of our investment company taxable income to maintain our status as a RIC. Accordingly, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements. If we are not able to obtain cash from other sources, we may fail to qualify as a RIC and thus be subject to additional corporate-level income taxes. Such a failure could have a material adverse effect on us and on any investment in us.
Most of our portfolio investments are not publicly traded and, as a result, the fair value of these investments may not be readily determinable.
A large percentage of our portfolio investments are not publicly traded. The fair value of investments that are not publicly traded may not be readily determinable. We value these investments at least monthly at fair value as determined in good faith by our investment adviser, as the valuation designee, subject to the oversight of our board of trustees, based on, among other things, the input of independent third-party valuation providers (“IVPs”) that have been engaged to support the valuation of such portfolio investments monthly, beginning the third quarter after origination (with certain de minimis exceptions) and under a valuation policy and a consistently applied valuation process. The valuation process is conducted at the end of each calendar month by our investment adviser, and beginning with the first quarter of 2025, substantially all such investments in our investment portfolio at fair value are subject to review by an IVP each month. However, we may use these IVPs to review the value of our investments more frequently, including in connection with the occurrence of significant events or changes in value affecting a particular investment. In addition, our independent registered public accounting firm obtains an understanding of, and performs select procedures relating to, our investment adviser’s valuation process within the context of performing our financial statement audit.
The types of factors that may be considered in valuing our investments include the enterprise value of the portfolio company (the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time), the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flows, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to similar publicly traded securities, changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments would trade in their principal markets and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent sale occurs, we consider the pricing indicated by the external event to corroborate our valuation. Because such valuations, and particularly valuations of private investments and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these investments existed and may differ materially from the values that we may ultimately realize. Our NAV per share could be adversely affected if our determinations regarding the fair value of these investments are higher than the values that we realize upon disposition of such investments.
The lack of liquidity in our investments may adversely affect our business.
As we generally make investments in private companies, substantially all of these investments are subject to legal and other restrictions on resale or are otherwise less liquid than publicly traded securities. The illiquidity of our investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we could realize significantly less than the value at which we have recorded our investments or could be unable to dispose of our investments in a timely manner. In addition, we may face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we or an affiliated manager of Ares has material non-public information regarding such portfolio company.
Our financial condition and results of operations could be negatively affected if a significant investment fails to perform as expected.
Our investment portfolio includes investments that may be significant individually or in the aggregate. If a significant investment in one or more companies fails to perform as expected, such a failure could have a material adverse effect on our business, financial condition and operating results, and the magnitude of such effect could be more significant than if we had further diversified our portfolio.
Increasing scrutiny from stakeholders and regulators with respect to ESG matters may impose additional costs and expose us to additional risks.
Our business (including that of our portfolio companies) faces increasing public scrutiny related to environmental, social and governance (“ESG”) activities. We risk damage to our brand and reputation if we do not or are perceived to not act responsibly in a number of areas, including, but not limited to human rights, climate change and environmental stewardship, support for local communities, corporate governance and transparency or consideration of ESG factors in our investment processes. Adverse incidents with respect to ESG activities could impact the value of our brand, the brand of our existing and future portfolio companies or the cost of our operations and relationships with investors, all of which could adversely affect our business and results of operations.
Conversely, “anti-ESG” sentiment has gained momentum across the U.S., with a growing number of states, federal agencies, the executive branch and Congress having enacted or proposed or indicated an intent to pursue “anti-ESG” policies, legislation or issued related legal opinions and engaged in related investigations and litigation. If investors subject to such legislation viewed our investment adviser’s responsible investing or ESG practices as being in contradiction of such “anti-ESG” policies, legislation or legal opinions, such investors may not invest in us. In addition, corporate diversity, equity and inclusion (“DEI”) practices have recently come under increasing scrutiny. For example, some advocacy groups and federal and state officials have asserted that the U.S. Supreme Court’s decision striking down race-based affirmative action in higher education in June 2023 should be analogized to private employment matters and private contract matters. Several media campaigns and cases alleging discrimination based on such arguments have been initiated since the decision. Additionally, in January 2025, the new Presidential Administration signed a number of Executive Orders focused on DEI, which indicate continued scrutiny of DEI initiatives and potential investigations of certain private entities, including publicly traded companies. If we do not successfully manage expectations across these varied stakeholder interests, it could erode stakeholder trust, impact our reputation and constrain our investment opportunities. Such scrutiny of ESG related practices could expose our investment adviser to the risk of litigation, investigations or challenges by federal or state authorities or result in reputational harm.
Additionally, certain regulations related to ESG that may be applicable to us and our portfolio companies could adversely affect our business. The European Commission’s “action plan on financing sustainable growth” (“Action Plan”) is designed to, among other things, define and reorient investment toward more sustainable economic activities. The Action Plan contemplates, among other things: establishing European Union (the “EU”) labels for green financial products; clarifying asset managers’ and institutional investors’ duties regarding sustainability in their investment decision-making processes; increasing disclosure requirements in the financial services sector around sustainability and increasing the transparency of companies on their ESG policies and related processes and management systems; and introducing a ‘green supporting factor’ in the EU prudential rules for banks and insurance companies to incorporate climate risks into banks’ and insurance companies’ risk management policies. Moreover, on January 5, 2023, the Corporate Sustainability Reporting Directive (“CSRD”) came into effect. Broadly, CSRD amends and strengthens the rules introduced on sustainability reporting for companies, banks and insurance companies under the Non-Financial Reporting Directive (2014/95/EU) (“NFRD”). CSRD requires a broader range of companies, including non-EU companies with significant turnover and a legal presence in EU markets, to produce reports on sustainability-related matters within their financial statements. CSRD remains subject to changes and there can be no assurance that developments with respect to CSRD will not adversely affect our assets or the returns from those assets. One or more of our portfolio companies may fall within scope of CSRD and this may lead to increased management burdens and costs. There is a risk that a significant reorientation in the market following the implementation of these regulations could be adverse to our portfolio companies if they are perceived to be less valuable as a consequence of, e.g., their carbon footprint or allegations or evidence of “greenwashing” (i.e., the holding out of a product as having green or sustainable characteristics where this is not, in fact, the case). We and our portfolio companies are subject to the risk that similar measures might be introduced in other jurisdictions in the future.
There is also regulatory interest across jurisdictions in improving transparency regarding the definition, measurement and disclosure of ESG factors in order to allow investors to validate and better understand sustainability claims. For example, the SEC sometimes reviews compliance with ESG commitments in examinations and has taken enforcement actions against registered investment advisers for not establishing adequate or consistently implementing ESG policies and procedures to meet ESG commitments to investors. In March 2024, the SEC adopted final rules intended to enhance and standardize climate-related disclosures; however, these rules are stayed pending the outcome of consolidated legal challenges in the Eighth Circuit Court of Appeals. At the state level, in October 2023, California enacted legislation that will ultimately require certain companies that do business in California to publicly disclose their Scopes 1, 2, and 3 greenhouse gas emissions, with third party assurance of such data, and issue public reports on their climate-related financial risk and related mitigation measures. Compliance with any new laws or regulations increases our regulatory burden and could result in increased legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, affect the manner in which we or our portfolio companies conduct our businesses and adversely affect our profitability.
We and/or our portfolio companies may be materially and adversely impacted by global climate change.
Climate change is widely considered to be a significant threat to the global economy. Our business operations and our portfolio companies may face risks associated with climate change, including risks related to the impact of climate-related legislation and regulation (both domestically and internationally), risks related to climate-related business trends (such as the process of transitioning to a lower-carbon economy), and risks stemming from the physical impacts of climate change, such as the increasing frequency or severity of extreme weather events (including wildfires, droughts, hurricanes and floods) and rising sea levels and temperatures.
We, our executive officers, trustees, and our investment adviser, its affiliates and/or any of their respective principals and employees could be the target of litigation or regulatory investigations.
We as well as our investment adviser and its affiliates participate in a highly regulated industry and are each subject to regulatory examinations in the ordinary course of business. There can be no assurance that we, our executive officers, trustees, and our investment adviser, its affiliates and/or any of their respective principals and employees will avoid regulatory investigation and possible enforcement actions stemming therefrom. Our investment adviser is a registered investment adviser and, as such, is subject to the provisions of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). We and our investment adviser are each, from time to time, subject to formal and informal examinations, investigations, inquiries, audits and reviews from numerous regulatory authorities both in response to issues and questions raised in such examinations or investigations and in connection with the changing priorities of the applicable regulatory authorities across the market in general. In addition, the new presidential administration will lead to leadership changes at a number of U.S. federal regulatory agencies with oversight over our industry. Any changes or reforms may impose additional costs or result in other limitations on us.
We, our executive officers, trustees, and our investment adviser, its affiliates and/or any of their respective principals and employees could also be named as defendants in, or otherwise become involved in, litigation. Litigation and regulatory actions can be time-consuming and expensive and can lead to unexpected losses, which expenses and losses are often subject to indemnification by us. Legal proceedings could continue without resolution for long periods of time and their outcomes, which could materially and adversely affect our value or the ability of our investment adviser to manage us, are often impossible to anticipate. Our investment adviser would likely be required to expend significant resources responding to any litigation or regulatory action related to it, and these actions could be a distraction to the activities of our investment adviser.
Our investment activities are subject to the normal risks of becoming involved in litigation by third parties. These risks would be somewhat greater if we were to exercise control or significant influence over a portfolio company’s direction. The expense of defending against claims by third parties and paying any amounts pursuant to settlements or judgments would, absent willful misfeasance, bad faith, gross negligence (with respect to the performance of duties or obligations under the investment advisory and management agreement), negligence (with respect to the performance of duties or obligations under the administration agreement), or reckless disregard of the duties and obligations under the investment advisory and management agreement or administration agreement, as applicable, in each case, as applicable, by our investment adviser, our administrator, any of their respective members and any of their respective officers, managers, partners, agents, employees, controlling persons, members and any other affiliated persons, or any of our officers, be borne by us and would reduce our net assets. Our investment adviser and others are indemnified by us in connection with such litigation, subject to certain conditions.
Changes in laws or regulations governing our operations or the operations of our portfolio companies, changes in the interpretation thereof or enacted laws or regulations could require changes to certain business practices of us or our portfolio companies, negatively impact the operations, cash flows or financial condition of us or our portfolio companies, impose additional costs on us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies.
We and our portfolio companies are subject to regulation by laws and regulations at the local, state, federal and, in some cases, foreign levels. These laws and regulations, as well as their interpretation, may be changed from time to time, and new laws and regulations may be enacted. Accordingly, any change in these laws or regulations, changes in their interpretation, or enacted laws or regulations could require changes to certain business practices of us or our portfolio companies, negatively impact the operations, cash flows or financial condition of us or our portfolio companies, impose additional costs on us or our portfolio companies or otherwise adversely affect our business or the business of our portfolio companies. Over the past several years, there also has been increasing regulatory attention to the extension of credit outside of the traditional banking sector, raising the possibility that some portion of the non-bank financial sector may be subject to new regulation. While it cannot be known at this time whether any regulation will be implemented or what form it will take, increased regulation of non-bank lending could be materially adverse to our business, financial condition and results of operations.
Regulators are also increasing scrutiny and considering regulation of the use of artificial intelligence technologies. We cannot predict what, if any, actions may be taken or the impact such actions may have on our business and results of operations.
In June 2024, the U.S. Supreme Court reversed its longstanding approach under the Chevron doctrine, which provided for judicial deference to regulatory agencies. As a result of this decision, we cannot be sure whether there will be increased challenges to existing agency regulations or how lower courts will apply the decision in the context of other regulatory schemes without more specific guidance from the U.S. Supreme Court. For example, the decision could significantly impact consumer protection, advertising, privacy, artificial intelligence, anti-corruption and anti-money laundering practices and other regulatory regimes with which we and our portfolio companies are or may be required to comply. Any such regulatory developments could result in uncertainty about and changes in the ways such regulations apply to us and our portfolio companies, and may require additional resources to ensure continued compliance. We cannot predict which, if any, of these actions will be taken or, if taken, their effect on the financial stability of the United States. Such actions could have a significant adverse effect on our business, financial condition and results of operations.
Additionally, legislative or other actions relating to taxes could have a negative effect on us. The rules dealing with U.S. federal income taxation are constantly under review by legislators and by the Internal Revenue Service and the U.S. Treasury Department. We cannot predict how future tax proposals and changes in U.S tax laws, rates, regulations or other guidance issued under existing tax laws, might affect us, our business, our common shareholders, or our portfolio companies in the long-term. New legislation and any U.S. Treasury regulations, administrative interpretations or court decisions interpreting such legislation could significantly and negatively affect our business or the business of our portfolio companies or could have other adverse consequences. For example, such decisions and legislation may impact our ability to qualify for tax treatment as a RIC or negatively affect the U.S. federal income tax consequences applicable to us and our shareholders as a result of such qualification. Shareholders are urged to consult with their tax advisor regarding tax legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in our securities.
Changes to United States tariff and import/export regulations may have a negative effect on our portfolio companies and, in turn, harm us.
The United States has recently enacted and proposed to enact significant new tariffs. Additionally, the new Presidential Administration has directed various federal agencies to further evaluate key aspects of U.S. trade policy and there has been ongoing discussion and commentary regarding potential significant changes to U.S. trade policies, treaties and tariffs. There continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the U.S. Any of these factors could depress economic activity and restrict our portfolio companies’ access to suppliers or customers and have a material adverse effect on their business, financial condition and results of operations, which in turn would negatively impact us.

Our investment adviser’s liability is limited under the investment advisory and management agreement, and we are required to indemnify our investment adviser against certain liabilities, which may lead our investment adviser to act in a riskier manner on our behalf than it would when acting for its own account.
Our investment adviser has not assumed any responsibility to us other than to render the services described in the investment advisory and management agreement, and it will not be responsible for any action of our Board of Trustees in declining to follow our investment adviser’s advice or recommendations. Pursuant to the investment advisory and management agreement, our investment adviser and its members and their respective officers, managers, partners, agents, employees, controlling persons and members and any other persons affiliated with it will not be liable to us for their acts under the investment advisory and management agreement, absent willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. We have agreed to indemnify, defend and protect our investment adviser and its members and their respective officers, managers, partners, agents, employees, controlling persons and members and any other persons or entities affiliated with it with respect to all damages, liabilities, costs and expenses arising out of or otherwise based upon the performance of any of our investment adviser’s duties or obligations under the investment advisory and management agreement or otherwise as an investment adviser for us, and not arising out of willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties under the investment advisory and management agreement. These protections may lead our investment adviser to act in a riskier manner when acting on our behalf than it would when acting for its own account. See “Risk Factors — Risks Relating to Our Investments — Our investment adviser’s fee structure may create an incentive for it to make certain investments on our behalf, including speculative investments.”
We may be obligated to pay our investment adviser certain fees even if we incur a loss.
Our investment adviser is entitled to an incentive fee for each fiscal quarter in an amount equal to a percentage of the excess of our pre-incentive fee net investment income for that quarter (before deducting any incentive fee and certain other items) above a threshold return for that quarter. Our pre-incentive fee net investment income for incentive fee purposes excludes realized and unrealized capital losses or depreciation and income taxes related to realized gains that we may incur in the fiscal quarter, even if such capital losses or depreciation and income taxes related to realized gains result in a net loss on our statement of operations for that quarter. Thus, we may be required to pay our investment adviser the incentive fee for a fiscal quarter even if there is a decline in the value of our portfolio or the NAV of our Common Shares, including a decline in the NAV of our Common Shares resulting from our payment of fees and expenses, including any reimbursement of expenses advanced by our investment adviser, or we incur a net loss for that quarter.
If a portfolio company defaults on a loan that is structured to provide interest, it is possible that accrued and unpaid interest previously used in the calculation of the incentive fee will become uncollectible. Our investment adviser is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never receive.
As a public company, we are subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations will involve significant expenditures, and non-compliance with such regulations may adversely affect us.
As a public company, we are subject to the Sarbanes-Oxley Act, and the related rules and regulations promulgated by the SEC. Our management is required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. As a relatively new company, developing and maintaining an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process also will result in a diversion of our management’s time and attention. We cannot be certain of when our evaluation, testing and remediation actions will be completed or the impact of the same on our operations. In addition, we may be unable to ensure that the process is effective or that our internal controls over financial reporting are or will be effective in a timely manner. In the event that we are unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.
Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until there is a public market for our Common Shares, which is not expected to occur.
We may not be able to obtain and maintain all required state licenses.
We may be required to obtain various state licenses in order to, among other things, originate commercial loans. Applying for, obtaining and maintaining required licenses can be costly and take extensive periods of time. There is no assurance that we will obtain and maintain all of the licenses that we need on a timely basis. Furthermore, we will be subject to various information and other requirements in order to obtain and maintain these licenses, and there is no assurance that we will satisfy those requirements. Our failure to obtain or maintain licenses might restrict investment options and have other adverse consequences.
Compliance with the SEC’s Regulation Best Interest may negatively impact our ability to raise capital in our Continuous Offering, which would harm our ability to achieve our investment objective.
Brokers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for brokers and natural persons who are associated persons of a broker when recommending to a retail customer any securities transaction or investment strategy involving securities to a retail customer. The impact of Regulation Best Interest on brokers participating in our Continuous Offering cannot be determined at this time, but it may negatively impact whether brokers and their associated persons recommend our Continuous Offering to retail customers. Such brokers and their associated persons may determine that Regulation Best Interest requires such brokers and their associated persons to not recommend us to their customers because doing so may not be in the customers’ best interest, which would negatively impact our ability to raise capital in our Continuous Offering. If Regulation Best Interest reduces our ability to raise capital in our Continuous Offering, it would harm our ability to create a diversified portfolio of investments and achieve our investment objective and would result in our fixed operating costs representing a larger percentage of our gross income.
Our Declaration of Trust includes exclusive forum and jury trial waiver provisions that could limit a shareholder’s ability to bring a claim or, if such provisions are deemed inapplicable or unenforceable by a court, may cause us to incur additional costs associated with such action.
Our Declaration of Trust provides that, to the fullest extent permitted by law, the sole and exclusive forum for any claims, suits, actions or proceedings asserting a claim governed by the internal affairs (or similar) doctrine or arising out of or relating in any way to us, the Delaware Statutory Trust Statute or the Declaration of Trust (including, without limitation, any claims, suits, actions or proceedings to interpret, apply or enforce (A) the provisions of the Declaration of Trust, (B) the duties (including fiduciary duties), obligations or liabilities of us to our shareholders or the Board of Trustees, or of officers or the Board of Trustees to us, to the shareholders or each other, (C) the rights or powers of, or restrictions on, us, the officers, the Board of Trustees or the shareholders, (D) any provision of the Delaware Statutory Trust Statute or other laws of the State of Delaware pertaining to trusts made applicable to us pursuant to Section 3809 of the Delaware Statutory Trust Statute or (E) any other instrument, document, agreement or certificate contemplated by any provision of the Delaware Statutory Trust Statute or the Declaration of Trust relating in any way to us (regardless, in each case, of whether such claims, suits, actions or proceedings (x) sound in contract, tort, fraud or otherwise, (y) are based on common law, statutory, equitable, legal or other grounds or (z) are derivative or direct claims)), shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction.
Our Declaration of Trust also includes an irrevocable waiver of the right to trial by jury in all such claims, suits, actions or proceedings. Any person purchasing or otherwise acquiring any of our Common Shares shall be deemed to have notice of and to have consented to these provisions of our Declaration of Trust. These provisions may limit a shareholder’s ability to bring a claim in a judicial forum or in a manner that it finds favorable for disputes with us or our Trustees or officers, which may discourage such lawsuits.

Alternatively, if a court were to find the exclusive forum provision or the jury trial waiver provision to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdiction or in other manners, which could have a material adverse effect on our business, financial condition and results of operations.
Notwithstanding any of the foregoing, neither we nor any of our investors are permitted to waive compliance with any provision of the U.S. federal securities laws or state securities laws and the rules and regulations promulgated thereunder.
We are highly dependent on the information systems of Ares Management and operational risks including systems failures could significantly disrupt our business, result in losses or limit our growth, which may, in turn, negatively affect the NAV of our Common Shares and our ability to pay distributions.
Our business is highly dependent on communications and information systems of Ares Management, the parent of our investment adviser and our administrator. In this prospectus we sometimes refer to hardware, software, information, and communications systems maintained by Ares Management and used by us, our investment adviser, and our administrator as “our” systems. We also face operational risk from transactions and key data not being properly recorded, evaluated or accounted for with respect to our portfolio companies. In addition, we face operational risk from errors made in the execution, confirmation or settlement of transactions. In particular, our investment adviser is highly dependent on its ability to process and evaluate, on a daily basis, transactions across markets and geographies in a time-sensitive, efficient and accurate manner. Consequently, we and our investment adviser and administrator rely heavily on Ares Management’s financial, accounting and other data processing systems.
In addition, we operate in a business that is highly dependent on information systems and technology. Ares Management’s and our information systems and technology may not continue to be able to accommodate our growth, and the cost of maintaining the information systems and technology, which may be partially allocated to or borne by us, may increase from its current level. Such a failure to accommodate growth, or an increase in costs related to the information systems and technology, could have a material adverse effect on our business and results of operations.
Furthermore, a disaster or a disruption in the infrastructure that supports our businesses, including a disruption involving electronic communications, human resources systems or other services used by us, our investment adviser, our administrator or third parties with whom we conduct business could have a material adverse effect on our ability to continue to operate our businesses without interruption. Although we and Ares Management have disaster recovery programs in place, these may not be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards might only partially reimburse us for any losses as a result of such a disaster or disruption, if at all.
We and Ares Management also rely on third-party service providers for certain aspects of our respective businesses, including for certain information systems, technology and administration of our portfolio company investments and compliance matters. Operational risks could increase as vendors increasingly offer mobile and cloud-based software services rather than software services that can be operated within Ares Management’s own data centers, as certain aspects of the security of such technologies may be complex, unpredictable or beyond our or Ares Management’s control, and any failure by mobile technology or cloud service providers to adequately safeguard their systems and prevent cyber-attacks could disrupt our operations and result in misappropriation, corruption or loss of confidential, proprietary or personal information. In addition, our counterparties’ information systems, technology or accounts may be the target of cyber-attacks. Any interruption or deterioration in the performance of these third parties or the service providers of our counterparties or failures or vulnerabilities of their respective information systems or technology could impair the quality of our funds’ operations and could impact our reputation, adversely affect our businesses and limit our ability to grow.
Finally, there continues to be significant evolution and developments in the use of artificial intelligence technologies, including generative artificial intelligence, such as GPT-4o. We cannot fully determine the impact of such evolving technology to our business at this time.

RISKS RELATING TO OUR INVESTMENTS
Declines in market prices and liquidity in the corporate debt markets can result in significant net unrealized depreciation of our portfolio, which in turn would reduce our NAV.
As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by our investment adviser, as our Board of Trustees’ valuation designee (as defined in Rule 2a-5 under the Investment Company Act), subject to the oversight of our Board of Trustees. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may differ significantly from the values that would have been used had a readily available market value existed for such investments, and the differences could be material. We may take into account the following types of factors, if relevant, in determining the fair value of our investments: the enterprise value of a portfolio company (the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time), the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to similar publicly traded securities, changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments would trade in their principal markets and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent sale occurs, we use the pricing indicated by the external event to corroborate our valuation. While most of our investments are not publicly traded, applicable accounting standards require us to assume as part of our valuation process that our investments are sold in a principal market to market participants (even if we plan on holding an investment through its maturity). As a result, volatility in the capital markets can also adversely affect our investment valuations. Decreases in the market values or fair values of our investments are recorded as unrealized depreciation. The effect of all of these factors on our portfolio can reduce our NAV (and, as a result our asset coverage calculation) by increasing net unrealized depreciation in our portfolio. Depending on market conditions, we could incur substantial realized and/or unrealized losses, which could have a material adverse effect on our business, financial condition or results of operations.
Economic recessions or downturns could impair our portfolio companies and harm our operating results.
The current macroeconomic environment is characterized by labor shortages, strikes, work stoppages, labor disputes, supply chain disruptions and accidents, changing interest rates, persistent inflation, foreign currency exchange volatility, volatility in global capital markets and concerns over actual and potential tariffs and sanctions, inflation and recession risk. The risks associated with our and our portfolio companies’ businesses are more severe during periods of economic slowdown or recession.
Many of our portfolio companies may be susceptible to economic downturns or recessions and may be unable to repay our loans during these periods. Therefore, during these periods our non-performing assets may increase and the value of our portfolio may decrease if we are required to write down the values of our investments. Adverse economic conditions may also decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing investments and harm our operating results.
A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, acceleration of the time when the loans are due and foreclosure on its assets representing collateral for its obligations, which could trigger cross defaults under other agreements and jeopardize our portfolio company’s ability to meet its obligations under the debt investments that we hold and the value of any equity securities we own. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company.
Investments in privately held middle-market companies involve significant risks.
We primarily invest in privately held U.S. middle-market companies. Investments in privately held middle-market companies involve a number of significant risks, including the following:

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these companies may have limited financial resources and may be unable to meet their obligations, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing our investment;

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they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

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they typically depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse effect on such portfolio company and, in turn, on us;

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there is generally little public information about these companies. These companies and their financial information are generally not subject to the Exchange Act and other regulations that govern public companies, and we may be unable to uncover all material information about these companies, which may prevent us from making a fully informed investment decision and cause us to lose money on our investments;

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they generally have less predictable operating results and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position;

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we, our executive officers, Trustees and our investment adviser, its affiliates and/or any of their respective principals and employees may, in the ordinary course of business, be named as defendants in litigation arising from our investments in our portfolio companies and may, as a result, incur significant costs and expenses in connection with such litigation;

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changes in laws and regulations (including the tax laws), as well as their interpretations, may adversely affect their business, financial structure or prospects; and

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they may have difficulty accessing the capital markets to meet future capital needs.

Our debt investments may be risky and we could lose all or part of our investment.
The debt that we invest in is typically not initially rated by any rating agency, but we believe that if such investments were rated, they would be below investment grade (rated lower than “Baa3” by Moody’s Investors Service, lower than “BBB-” by Fitch Ratings or lower than “BBB-” by Standard & Poor’s Ratings Services), which under the guidelines established by these entities is an indication of having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Bonds that are rated below investment grade are sometimes referred to as “high yield bonds” or “junk bonds.” Therefore, our investments may result in an above average amount of risk and volatility or loss of principal. While the debt we invest in is often secured, such security does not guarantee that we will receive principal and interest payments according to the terms of the loan, or that the value of any collateral will be sufficient to allow us to recover all or a portion of the outstanding amount of the loan should we be forced to enforce our remedies.
Some of the loans in which we may invest directly or indirectly through investments in collateralized debt obligations, CLOs or other types of structured entities may be “covenant-lite” loans, which means the loans contain fewer covenants than other loans (in some cases, none) and may not include terms which allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. An investment by us in a covenant-lite loan may potentially hinder the ability to reprice credit risk associated with the issuer and reduce the ability to restructure a problematic loan and mitigate potential loss. We may also experience delays in enforcing our rights under covenant-lite loans. As a result of these risks, our exposure to losses may be increased, which could result in an adverse impact on our net income and NAV.
We also may invest in assets other than first and second lien and subordinated debt investments, including high-yield securities, U.S. government securities, credit derivatives and other structured securities and certain direct equity investments. These investments entail additional risks that could adversely affect our investment returns.

Investments in equity securities, many of which are illiquid with no readily available market, involve a substantial degree of risk.
We may purchase common stock and other equity securities. Although common stock has historically generated higher average total returns than fixed income securities over the long-term, common stock also has experienced significantly more volatility in those returns. The equity securities we acquire may fail to appreciate and may decline in value or become worthless and our ability to recover our investment will depend on the underlying portfolio company’s success. Investments in equity securities involve a number of significant risks, including:
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any equity investment we make in a portfolio company could be subject to further dilution as a result of the issuance of additional equity interests and to serious risks as a junior security that will be subordinate to all indebtedness (including trade creditors) or senior securities in the event that the issuer is unable to meet its obligations or becomes subject to a bankruptcy process;

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to the extent that the portfolio company requires additional capital and is unable to obtain it, we may not recover our investment; and

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in some cases, equity securities in which we invest will not pay current distributions, and our ability to realize a return on our investment, as well as to recover our investment, will be dependent on the success of the portfolio company. Even if the portfolio company is successful, our ability to realize the value of our investment may be dependent on the occurrence of a liquidity event, such as a public offering or the sale of the portfolio company. It is likely to take a significant amount of time before a liquidity event occurs or we can otherwise sell our investment. In addition, the equity securities we receive or invest in may be subject to restrictions on resale during periods in which it could be advantageous to sell them.

There are special risks associated with investing in preferred securities, including:
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preferred securities may include provisions that permit the issuer, at its discretion, to defer distributions for a stated period without any adverse consequences to the issuer. If we own a preferred security that is deferring its distributions, we may be required to report income for tax purposes before we receive such distributions;

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preferred securities are subordinated to debt in terms of priority to income and liquidation payments, and therefore will be subject to greater credit risk than debt;

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preferred securities may be substantially less liquid than many other securities, such as common stock or U.S. government securities; and

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generally, preferred security holders have no voting rights with respect to the issuing company, subject to limited exceptions.

Additionally, when we invest in first lien senior secured loans (including “unitranche” loans, which are loans that combine both senior and subordinated debt, generally in a first lien position), second lien senior secured loans or subordinated debt, we may acquire warrants or other equity securities as well. Our goal is ultimately to dispose of such equity interests and realize gains upon our disposition of such interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.
We may invest, to the extent permitted by law, in the equity securities of investment funds that are operating pursuant to certain exceptions to the Investment Company Act and in advisers to similar investment funds and, to the extent we so invest, will bear our ratable share of any such company’s expenses, including management and performance fees. We will also remain obligated to pay the base management fee and incentive fee to our investment adviser with respect to the assets invested in the securities and instruments of such companies. With respect to each of these investments, each of our common shareholders will bear their share of the base management fee and incentive fee due to our investment adviser as well as indirectly bearing the management and performance fees and other expenses of any such investment funds or advisers.

We may be subject to risks associated with broadly syndicated loans.
Our investments may consist of broadly syndicated loans that were not originated by us. Under the documentation for such loans, a financial institution or other entity typically is designated as the administrative agent and/or collateral agent. This agent is granted a lien on any collateral on behalf of the other lenders and distributes payments on the indebtedness as they are received. The agent is the party responsible for administering and enforcing the loan and generally may take actions only in accordance with the instructions of a majority or two-thirds in commitments and/or principal amount of the associated indebtedness. Accordingly, we may be precluded from directing such actions unless we or our investment adviser is the designated administrative agent or collateral agent or we act together with other holders of the indebtedness. If we are unable to direct such actions, we cannot assure you that the actions taken will be in our best interests.
There is a risk that a loan agent may become bankrupt or insolvent. Such an event would delay, and possibly impair, any enforcement actions undertaken by holders of the associated indebtedness, including attempts to realize upon the collateral securing the associated indebtedness and/or direct the agent to take actions against the related obligor or the collateral securing the associated indebtedness and actions to realize on proceeds of payments made by obligors that are in the possession or control of any other financial institution. In addition, we may be unable to remove the agent in circumstances in which removal would be in our best interests. Moreover, agented loans typically allow for the agent to resign with certain advance notice.
There may be circumstances in which our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.
If one of our portfolio companies were to go bankrupt, even though we may have structured our interest as senior debt, depending on the facts and circumstances, a bankruptcy court might recharacterize our debt holding as an equity investment and subordinate all or a portion of our claim to that of other creditors. In addition, lenders can be subject to lender liability claims for actions taken by them where they become too involved in the borrower’s business or exercise control over the borrower. For example, we could become subject to a lender’s liability claim, if, among other things, we actually render significant managerial assistance.
Our portfolio companies may incur debt or issue equity securities that rank equally with, or senior to, our investments in such companies.
Our portfolio companies may have, or may be permitted to incur, other debt, or issue other equity securities, that rank equally with, or senior to, our investments. By their terms, such instruments may provide that the holders are entitled to receive payment of distributions, interest or principal on or before the dates on which we are entitled to receive payments in respect of our investments. These debt instruments would usually prohibit our portfolio companies from paying interest on or repaying our investments in the event and during the continuance of a default under such debt. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of securities ranking senior to our investment in that portfolio company typically are entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying such holders, the portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of securities ranking equally with our investments, we would have to share on an equal basis any distributions with other security holders in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.
The rights we may have with respect to the collateral securing any junior priority loans we make to our portfolio companies may also be limited pursuant to the terms of one or more intercreditor agreements (including agreements governing “first out” and “last out” structures) that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that senior obligations are outstanding, we may forfeit certain rights with respect to the collateral to the holders of the senior obligations. These rights may include the right to commence enforcement proceedings against the collateral, the right to control the conduct of such enforcement proceedings, the right to approve amendments to collateral documents, the right to release liens on the collateral and the right to waive past defaults under collateral documents. We may not have the ability to control or direct such actions, even if as a result our rights as junior lenders are adversely affected.
When we are a debt or minority equity investor in a portfolio company, we are often not in a position to exert influence on the entity, and other equity holders and management of the company may make decisions that could decrease the value of our investment in such portfolio company.
When we make debt or minority equity investments, we are subject to the risk that a portfolio company may make business decisions with which we disagree and the other equity holders and management of such company may take risks or otherwise act in ways that do not serve our interests. As a result, a portfolio company may make decisions that could decrease the value of our investment.
Our portfolio companies may be highly leveraged.
Some of our portfolio companies may be highly leveraged, which may have adverse consequences to these companies and to us as an investor. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies’ ability to finance their future operations and capital needs. As a result, these companies’ flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.
Our investments in Stressed Issuers may be considered speculative in nature and highly risky.
We may invest in Stressed Issuers, or those issuers experiencing or who begin to experience some level of financial or business distress and who may be undergoing or have recently undergone bankruptcy or other restructuring, reorganization and liquidation proceedings. These characteristics of these Stressed Issuers can cause investments in them to be particularly risky and may be considered speculative. Additionally, the ability of Stressed Issuers to pay their debts on schedule (or at all) could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry or region or specific developments within Stressed Issuers. Investments in Stressed Issuers frequently do not produce income while they are outstanding and may require us to bear increased expenses, including by increased investment, in order to protect and recover our investments.
Our investment adviser’s fee structure may create an incentive for it to make certain investments on our behalf, including speculative investments.
The fees payable by us to our investment adviser may create an incentive for our investment adviser to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to our investment adviser is determined, which is calculated as a percentage of the return on NAV, may encourage our investment adviser to use leverage to increase the return on our investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor the holders of our Common Shares and the holders of securities convertible into our Common Shares. In addition, our investment adviser will receive the capital gains incentive fee based, in part, upon net capital gains realized on our investments. Unlike the incentive fee, there is no hurdle rate applicable to the capital gains incentive fee. As a result, our investment adviser may have a tendency to invest more in investments that are likely to result in capital gains as compared to income producing securities. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.
The incentive fee is computed and paid on income that has been accrued but not yet received in cash, including as a result of investments with a deferred interest feature such as debt investments with PIK interest, preferred stock with PIK dividends and zero coupon securities. If a portfolio company defaults on a loan that is structured to provide accrued income, it is possible that accrued income previously used in the calculation of the incentive fee will become uncollectible. Our investment adviser is not under any obligation to reimburse us for any part of the fees it received that were based on such accrued interest income that we never actually received.
Because of the structure of the incentive fee, it is possible that we may have to pay the incentive fee in a quarter during which we incur a loss. For example, if we receive pre-incentive fee net investment income in excess of the hurdle rate for a quarter, we will pay the applicable incentive fee even if we have incurred a loss in that quarter due to realized and/or unrealized capital losses. In addition, if market interest rates rise, our investment adviser may be able to invest our funds in debt investments that provide for a higher return, which would increase our pre-incentive fee net investment income and make it easier for our investment adviser to surpass the fixed hurdle rate and receive the incentive fee.
Our investments in foreign companies or investments denominated in foreign currencies may involve significant risks in addition to the risks inherent in U.S. and U.S. dollar denominated investments.
Our investment strategy contemplates potential investments in foreign companies. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes (potentially at confiscatory levels), less liquid markets, less available information than is generally the case in the U.S., higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility.
Although we expect most of our investments will be U.S. dollar denominated, our investments that are denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments. We may employ hedging techniques to minimize these risks, but we cannot assure you that such strategies will be effective or without risk to us.
We may expose ourselves to risks if we engage in hedging transactions.
We have entered and may in the future enter into hedging transactions, which may expose us to risks associated with such transactions. We may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates. Use of these hedging instruments may include counter-party credit risk. The fair value (rather than the notional value) of any derivatives or swaps we enter into will be included in our calculation of NAV for purposes of calculating the base management fee. Additionally, derivatives and swaps will be accounted for as realized or unrealized gains (losses) for accounting purposes and could impact the portion of the incentive fee based on realized net capital gains. As a result, any derivatives we enter into that result in realized gains may increase the amount of the fees you will be required to pay us.
Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the underlying portfolio positions should increase. Moreover, it may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.
The success of our hedging transactions will depend on our ability to correctly predict movements in currencies and interest rates. Therefore, while we may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek to (or be able to) establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations. See also “Risk Factors — Risks Relating to Our Business and Structure — We are exposed to risks associated with changes in interest rates, including the current interest rate environment.”
As a BDC, we are permitted to enter into unfunded commitment agreements, and, if we fail to meet certain requirements, we will be required to treat such unfunded commitments as derivative transactions, subject to leverage limitations, which may limit our ability to use derivatives and/or enter into certain other financial contracts.
Under Rule 18f-4 under the Investment Company Act, BDCs that make significant use of derivatives are required to operate subject to a value-at-risk leverage limit, adopt a derivatives risk management program and appoint a derivatives risk manager, and comply with various testing and board reporting requirements. These requirements apply unless the BDC qualifies as a “limited derivatives user,” as defined under the rule. We currently operate as a “limited derivatives user” which may limit our ability to use derivatives and/or enter into certain other financial contracts.
In addition, under Rule 18f-4, a BDC may enter into an unfunded commitment agreement that is not a derivatives transaction, such as an agreement to provide financing to a portfolio company, if the BDC has, among other things, a reasonable belief, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as it becomes due. Unfunded commitment agreements entered into by a BDC in compliance with this condition will not be considered for purposes of computing asset coverage for purposes of compliance with the Investment Company Act with respect to our use of leverage as well as derivatives and/or other financial contracts.
GENERAL RISK FACTORS
Global economic, political and market conditions, including uncertainty about the financial stability of the United States, could have a significant adverse effect on our business, financial condition and results of operations.
Concerns over the United States’ debt ceiling and budget-deficit have driven downgrades by rating agencies to the U.S. government’s credit rating. Downgrades by rating agencies to the U.S. government’s credit rating or concerns about its credit and deficit levels in general could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our debt portfolio and our ability to access the debt markets on favorable terms. In addition, a decreased U.S. government credit rating, any default by the U.S. government on its obligations, or any prolonged U.S. government shutdown, could create broader financial turmoil and uncertainty, which may weigh heavily on our financial performance and the value of our Common Shares. U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns or a recession in the United States.
Deterioration in the economic conditions in the Eurozone and other regions or countries globally and the resulting instability in global financial markets may pose a risk to our business. Financial markets have been affected at times by a number of global macroeconomic events, including the following: large sovereign debts and fiscal deficits of several countries in Europe and in emerging markets jurisdictions, levels of non-performing loans on the balance sheets of European banks, instability in the Chinese capital markets and global health crises. Global market and economic disruptions have affected, and may in the future affect, the U.S. capital markets, which could adversely affect our business, financial condition or results of operations. We cannot assure you that market disruptions in Europe and other regions or countries, including the increased cost of funding for certain governments and financial institutions, will not impact the global economy, and we cannot assure you that assistance packages will be available, or if available, be sufficient to stabilize countries and markets in Europe or elsewhere affected by a financial crisis. To the extent uncertainty regarding any economic recovery in Europe or elsewhere negatively impacts consumer confidence and consumer credit factors, our business, financial condition and results of operations could be significantly and adversely affected. Moreover, there is a risk of both sector-specific and broad-based corrections and/or downturns in the equity and credit markets. Any of the foregoing could have a significant impact on the markets in which we operate and could have a material adverse impact on our business prospects and financial condition.
Various social and political circumstances in the U.S. and around the world that are outside our control may also contribute to increased market volatility and economic uncertainties or deterioration in the U.S. and worldwide. Such events, including trade tensions between the United States and China, other uncertainties regarding actual and potential shifts in U.S. and foreign, trade, economic and other policies with other countries, the ongoing war between Russia and Ukraine and conflicts in the Middle East and health epidemics and pandemics, could adversely affect our business, financial condition or results of operations. Additionally, as a result of the 2024 U.S. election, the Republican Party currently controls both the executive and legislative branches of government, which increases the likelihood that legislation may be adopted that could significantly affect the regulation of U.S. financial markets. Regulatory changes could result in greater competition from banks and other lenders with which we compete for lending and other investment opportunities. The United States may also potentially withdraw from or renegotiate various trade agreements and take other actions that would change current trade policies of the United States. These market and economic disruptions could negatively impact the operating results of our portfolio companies. This could in turn materially reduce our net asset value and distributions and adversely affect our financial prospects and condition.
We may experience fluctuations in our quarterly results.
We could experience fluctuations in our quarterly operating results due to a number of factors, including the interest rates payable on the debt investments we make, the default rates on such investments, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.
Security incidents or cyber-attacks could adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential, personal or other sensitive information and/or damage to our business relationships or reputation, any of which could negatively impact our business, financial condition and operating results.
The efficient operation of our business is dependent on information systems and technology, including computer hardware and software systems, as well as data processing systems and the secure processing, storage and transmission of information, all of which are potentially vulnerable to security incidents and cyber-attacks, which may include intentional attacks or accidental losses, either of which may result in unauthorized access to, or corruption of, our hardware, software, or data processing systems, or to our confidential, personal, or other sensitive information. In addition, we, our investment adviser, our administrator, or their employees may be the target of fraudulent emails or other targeted attempts to gain unauthorized access to confidential, personal, or other sensitive information, which are becoming more sophisticated and difficult to detect. Cybersecurity risks are also exacerbated by the rapidly increasing volume of highly sensitive data, including our proprietary business information and intellectual property, personal information of our investment adviser’s employees, our administrator’s employees, their affiliates’ employees, our investors and others, and other sensitive information that Ares collects, processes and stores in its data centers and on its networks or those of its third-party service providers. Many jurisdictions have also enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal information, with which we and Ares must comply in the event of a security incident or cyber-attack. The rapid evolution and increasing prevalence of artificial intelligence technologies may also increase our and Ares’ cybersecurity risks. The result of any security incident or cyber-attack may include disrupted operations, including in our and our investment adviser’s operations, misstated or unreliable financial data, fraudulent transfers or requests for transfers of money, liability for stolen or improperly accessed assets or information (including personal information), fines or penalties, investigations, increased cybersecurity protection and insurance costs, litigation, or damage to our business relationships and reputation, in each case, causing our business and results of operations to suffer or otherwise causing interruptions or malfunctions in our, our investment adviser’s employees’, our administrator’s employees’, their affiliates’ employees’, our investors’, our counterparties’ or third parties’ operations.
Although we are not currently aware of any security incidents or cyber-attacks that, individually or in the aggregate, have materially affected, or would reasonably be expected to materially affect, our operations or financial condition, there has been an increase in the frequency and sophistication of the cyber and security threats that we face, with attacks ranging from those common to businesses generally to more advanced and persistent attacks. Security incidents or cyber-attacks and other security threats could originate from a wide variety of sources, including cyber criminals, nation state hackers, hacktivists and other outside or inside parties, as well as through employee malfeasance. We or our third-party providers may face a heightened risk of a security breach or disruption with respect to confidential, personal or other sensitive information resulting from an attack by foreign governments or cyber terrorists. We may be a target for attacks because, as a specialty finance company, we hold confidential, personal and other sensitive information, including price information, about existing and potential investments. Further, we are dependent on third-party service providers for hosting hardware, software and data processing systems that we do not control. We also rely on third-party service providers for certain aspects of our businesses, including for certain information systems, technology and administration of our funds and compliance matters. While we rely on the cybersecurity strategy and policies implemented by Ares, which includes the performance of risk assessments on other third-party service providers, our reliance on them and their potential reliance on other third-party service providers removes certain cybersecurity functions from outside of our immediate control, and cyber-attacks on Ares, on us or on our third-party service providers could adversely affect us, our business and our reputation. We cannot guarantee that third parties and infrastructure in Ares’ networks and Ares’ and our partners’ networks have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to Ares’ information technology systems or the third-party information technology systems that support our services. Ares’ and our ability to monitor these third parties’ information security practices is limited, and they may not have adequate information security measures in place. The costs related to cyber-attacks or other security threats or disruptions may not be fully insured or indemnified by others, including by our third-party service providers.
Security incidents and cyber-attacks may originate from a wide variety of sources, and while Ares has implemented processes, procedures and internal controls designed to mitigate cybersecurity risks and cyber-attacks, these measures do not guarantee that a security incident or cyber-attack will not occur or that our financial results or operations will not be negatively impacted by such an incident, especially because the techniques of threat actors change frequently and are often not recognized until launched, and may be enhanced by artificial intelligence technologies. Ares relies on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on their information systems, as well as on policies and procedures to protect against the unauthorized or unlawful disclosure of confidential, personal or other sensitive information. Although Ares takes protective measures and endeavors to strengthen its computer systems, software, technology assets and networks to prevent and address potential security incidents and cyber-attacks, there can be no assurance that any of these measures prove effective. Ares expects to be required to devote increasing levels of funding and resources, which may in part be allocated to us, to comply with evolving cybersecurity and privacy laws and regulations and to continually monitor and enhance its cybersecurity procedures and controls.
Our portfolio companies also rely on similar systems and face similar risks. A disruption or compromise of these systems could have a material adverse effect on the value of these businesses. We may invest in strategic assets having a national or regional profile or in infrastructure assets, the nature of which could expose them to a greater risk of being subject to a terrorist attack or cyber-attack than other assets or businesses. Such an event may have material adverse consequences on our investment or assets of the same type or may require applicable portfolio companies to increase preventative security measures or expand insurance coverage.
In addition, cybersecurity has become a priority for regulators in the U.S. and around the world. Recently, the SEC adopted new rules related to cybersecurity risk management for registered investment advisers, registered investment companies and business development companies, as well as amendments to certain rules that govern investment adviser and fund disclosures. In July 2023, the SEC also adopted rules requiring public companies to disclose material cybersecurity incidents on Form 8-K and periodic disclosure of a registrant’s cybersecurity risk management, strategy, and governance in annual reports. The rules became effective beginning with annual reports for fiscal years ending on or after December 15, 2023 and beginning with Form 8-Ks on December 18, 2023. In May 2024, the SEC adopted amendments to Regulation S-P, which, beginning in December 2025, require investment companies and SEC-registered investment advisers to adopt written policies and procedures for incident response programs to address unauthorized access to, or use of, customer information, including providing notice to certain individuals affected by any such incident. We will need to comply with this amended rule beginning December 2025. With the SEC particularly focused on cybersecurity, we expect increased scrutiny of our and Ares’ policies and systems designed to manage our cybersecurity risks and our related disclosures. We also may face increased costs to comply with the new SEC rules, including Ares’ increased costs for cybersecurity training and management, a portion of which may be allocated to us. In addition, the SEC has indicated in recent periods that one of its examination priorities for the Division of Examinations is to continue to examine cybersecurity procedures and controls, including testing the implementation of these procedures and controls.
We are subject to numerous privacy laws, and violation of such laws may subject us to significant fines or penalties, litigation, or reputational damage, and new privacy laws could impact our business and financial performance.
Many jurisdictions in which we operate have laws and regulations relating to data protection, privacy, cybersecurity and information security to which we may be subject, including, the California Consumer Privacy Act (the “CCPA”), the New York SHIELD Act, the General Data Protection Regulation (“GDPR”) and the U.K. GDPR (collectively, “Privacy Laws”). These Privacy Laws and related regulations are quickly evolving and may conflict with one another. Moreover, to the extent that these laws and regulations or the enforcement of the same become more stringent, or if new laws or regulations are enacted, our financial performance or plans for growth may be adversely impacted. In addition, compliance with applicable Privacy Laws may require adhering to stringent legal and operational requirements, which could increase compliance costs for us and our investment adviser and require the dedication of additional time and resources to compliance by us, our investment adviser or Ares. A failure to comply with applicable Privacy Laws could result in fines, sanctions, enforcement actions or other penalties or reputational damage.
Further, significant actual or potential theft, loss, corruption, exposure, fraudulent use or misuse of investor, employee or other personal information, proprietary business data or other sensitive information, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our, our investment adviser’s or Ares’ contractual or other legal obligations regarding such data or intellectual property or a violation of Ares’ privacy and security policies with respect to such data could result in significant investigation, remediation and other costs, fines, penalties, litigation or regulatory actions against us and significant reputational harm, any of which could harm our business and results of operations.
There may be substantial financial penalties or fines for breach of Privacy Laws (which may include insufficient security for personal or other sensitive information). For example, the maximum penalty for breach of the GDPR is the greater of 20 million Euros and 4% of group annual worldwide turnover, and fines for each violation of the CCPA are $2,500 per violation, or $7,500 per violation for intentional violations. Non-compliance with any applicable privacy or data security laws represents a serious risk to our business, and compliance may be complicated by conflicting or inconsistent laws and regulations.
Ineffective internal controls could impact our business and operating results.
Our internal control over financial reporting may not prevent or detect misstatements because of its inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, our business and operating results could be harmed and we could fail to meet our financial reporting obligations.

USE OF PROCEEDS
The net proceeds from our sale of the $      million aggregate principal amount of Notes in this offering, based on an initial offering price of    %, will be approximately $      million, after deducting the discounts and commissions of approximately $      million payable by us to the underwriters, original issue discount of $      million and estimated offering expenses of approximately $      million payable by us.
We intend to use the net proceeds from this offering to repay outstanding indebtedness under our Credit Facilities and/or for general corporate purposes.
The end of the revolving period and the stated maturity date for the Revolving Credit Facility are April 15, 2029 and April 15, 2030, respectively. The Revolving Credit Facility also provides for an “accordion” feature that allows us, under certain circumstances, to increase the overall size of the Revolving Credit Facility to a maximum of approximately $4.6 billion. The interest rate charged on the Revolving Credit Facility is based on SOFR plus a credit spread adjustment of 0.10% (or an alternate rate of interest for certain loans, commitments and/or other extensions of credit denominated in approved foreign currencies plus a spread adjustment, if applicable) plus an applicable spread of either 1.525%, 1.650% or 1.775% or an “alternate base rate” (as defined in the documents governing the Revolving Credit Facility) plus an applicable spread of 0.525%, 0.650% or 0.775%, in each case, determined monthly based on the total amount of the borrowing base relative to the sum of (i) the greater of (a) the aggregate amount of revolving exposure under the Revolving Credit Facility and (b) 85% of the total commitments of the Revolving Credit Facility (or, if higher, the total revolving exposure) plus (ii) other debt, if any, secured by the same collateral as the Revolving Credit Facility. As of February 28, 2025, the one-, three- and six-month SOFR was 4.32%, 4.32% and 4.26%, respectively. As of February 28, 2025, the applicable spread in effect was 1.75%. We are also required to pay letter of credit fees of 1.775%, 1.900% or 2.025% per annum on letters of credit issued, determined monthly based on the total amount of the borrowing base relative to the total commitments of the Revolving Credit Facility and other debt, if any, secured by the same collateral as the Revolving Credit Facility. Additionally, we are required to pay a commitment fee of 0.325% per annum on any unused portion of the Revolving Credit Facility. As of February 28, 2025, there was approximately $165 million aggregate principal amount outstanding under the Revolving Credit Facility.
The end of the reinvestment period and the stated maturity date for the SG Funding Facility are August 28, 2027 and August 28, 2029, respectively. The SG Funding Facility also provides for an “accordion” feature that allows ASIF Funding I, under certain circumstances, to increase the overall size of the SG Funding Facility to a maximum of $2.0 billion. The interest rate charged on the SG Funding Facility is based on SOFR plus an applicable margin of 2.05% per annum. In addition to the stated interest expense, ASIF Funding I is required to pay, among other fees, a daily commitment fee on any monthly distribution date, termination date or on the date of any payment or prepayment of a loan outstanding under the SG Funding Facility. As of February 28, 2025, there was $762 million aggregate principal amount outstanding under the SG Funding Facility.
The end of the reinvestment period and the stated maturity date for the SB Funding Facility are October 8, 2027 and April 8, 2034, respectively. The interest rate charged on the SB Funding Facility is based on SOFR plus an applicable margin of (i) 1.90% during the reinvestment period and (ii) 2.20% following the reinvestment period. As of February 28, 2025, the applicable spread in effect was 2.10%. In addition, ASIF Funding II is required to pay, among other fees, a commitment fee of (x) 0.50% per annum or (y) on and after July 8, 2025, between 0.50% and 1.00% per annum depending on the aggregate amount of unused commitments under the SB Funding Facility. As of February 28, 2025, there was $75 million aggregate principal amount outstanding under the SB Funding Facility.
The end of the reinvestment period and the stated maturity date for the BNP Funding are November 26, 2027 and November 26, 2028, respectively. The interest rate charged on the BNP Funding Facility is based on SOFR plus an applicable margin of (i) 1.40% during the reinvestment period and (ii) 2.40% following the reinvestment period. As of February 28, 2025, the applicable spread in effect was 1.40%. In addition, ASIF Funding III is required to pay, among other fees, a commitment fee dependent on the aggregate amount of unused commitments under the BNP Funding Facility. As of February 28, 2025, there was $279 million aggregate principal amount outstanding under the BNP Funding Facility.
Affiliates of certain of the underwriters are lenders under the Credit Facilities. Accordingly, affiliates of certain of the underwriters may receive more than 5% of the proceeds of this offering to the extent such proceeds are used to repay or repurchase outstanding indebtedness under the Credit Facilities.

CAPITALIZATION
The following table sets forth our actual cash and cash equivalents and capitalization at December 31, 2024. You should read this table together with “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes thereto included in this prospectus.
As of December 31, 2024 (in thousands except per share amounts and footnotes)
Cash and cash equivalents (including restricted cash)	$170,427
Debt(1)(2)
Revolving Credit Facility	$489,506
SG Funding Facility	861,811
SB Funding Facility	75,000
BNP Funding Facility	250,000
January 2037 CLO Secured Notes	476,000
March 2028 Notes	1,000,000
August 2029 Notes	700,000
February 2030 Notes	750,000
Total Debt	4,602,317
Net Assets(3)
Common Shares, par value $0.01 per share, unlimited Common Shares authorized; 213,687 Common Shares issued and outstanding	2,137
Capital in excess of par value	5,797,967
Accumulated earnings	100,592
Total net assets	5,900,696
Total capitalization	$10,503,013

(1)
The above table reflects the principal amount of indebtedness under our Credit Facilities outstanding as of December 31, 2024. As of February 28, 2025, indebtedness under the Credit Facilities was $1.3 billion in the aggregate. The net proceeds from this offering are expected to be used to pay down outstanding indebtedness under the Credit Facilities and/or for general corporate purposes. We may reborrow under the Credit Facilities for general corporate purposes, which include investing in portfolio companies in accordance with our investment objective. See “Use of Proceeds.”

(2)
The $750 million of March 2032 Notes issued on January 21, 2025 and approximately $499 million ADL CLO 5 Debt Securitization, excluding the approximately $149 million of April 2038 CLO Subordinated Notes which are retained by us and eliminated in consolidation, are not reflected in the table above.

(3)
As previously disclosed, we are currently publicly offering, on a continuous basis, up to $15 billion of our Common Shares. Additionally, we have sold unregistered shares as part of private offerings. Common Shares issued and sold in connection with such public offerings or private offerings after December 31, 2024 are not reflected in the table above. See “Recent Developments” for an update regarding an increase to the size of our Continuous Offering. In addition, the table above does not reflect Common Shares issued through our distribution reinvestment plan subsequent to December 31, 2024. As previously disclosed, on March 26, 2025, we repurchased approximately 1.1 million of our Common Shares that were validly tendered and not properly withdrawn for total consideration of approximately $30 million, pursuant to our tender offer to repurchase up to 5% of our Common Shares outstanding as of January 31, 2025. Such repurchases are not reflected in the table above.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
The discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus. Some of the statements in this section (including in the following discussion) constitute forward-looking statements, which relate to future events or the future performance or financial condition of Ares Strategic Income Fund (the “Fund,” “we,” “us,” or “our”). The forward-looking statements contained in this section involve a number of risks and uncertainties. Please see “Risk Factors” and “Cautionary Note Regarding Forward-Looking statements” for a discussion of uncertainties, risk and assumptions associated with these statements.
OVERVIEW
We are an externally managed, closed-end management investment company. Formed as a Delaware statutory trust on March 15, 2022, we have elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “Investment Company Act”).
We are externally managed by Ares Capital Management LLC (“Ares Capital Management” or our “investment adviser”), a subsidiary of Ares Management Corporation (“Ares Management” or “Ares”), a publicly traded, leading global alternative investment manager, pursuant to our investment advisory and management agreement (the “investment advisory and management agreement”). Our investment adviser is responsible for sourcing potential investments, conducting due diligence on prospective investments, analyzing investment opportunities, structuring investments and monitoring our portfolio on an ongoing basis. Our investment adviser is registered as an investment adviser with the SEC. Our administrator, Ares Operations LLC (“Ares Operations” or “our administrator”), a subsidiary of Ares Management, provides certain administrative and other services necessary for us to operate.
Our investment objective is to generate current income and, to a lesser extent, long-term capital appreciation. We seek to invest primarily in first lien senior secured loans, second lien senior secured loans, subordinated secured and unsecured loans, subordinated debt, which in some cases include equity and/or preferred components, and other types of credit instruments which may include commercial real estate mezzanine loans, real estate mortgages, distressed investments, securitized products, notes, bills, debentures, bank loans, convertible and preferred securities, infrastructure debt and government and municipal obligations, made to or issued by U.S. middle-market companies, which we generally define as companies with annual EBITDA between $10 million and $250 million. As used herein, EBITDA represents annual net income before net interest expense, income tax expense, depreciation and amortization. We expect that a majority of our investments will be in directly originated loans. For cash management and other purposes, we also invest in broadly syndicated loans and other more liquid credit investments, including in publicly traded debt instruments and other instruments that are not directly originated. We primarily invest in illiquid and restricted investments, and while most of our investments are expected to be in private U.S. companies (we generally have to invest at least 70% of our total assets in “qualifying assets,” including private U.S. companies), we may also invest from time to time in non-U.S. companies. Our portfolio may also include equity securities such as common stock, preferred stock, warrants or options, which may be obtained as part of providing a broader financing solution. Under normal circumstances, we will invest directly or indirectly at least 80% of our total assets (net assets plus borrowings for investment purposes) in debt instruments of varying maturities.
To seek to enhance our returns, we employ leverage as market conditions permit and at the discretion of our investment adviser, but in no event will leverage employed exceed the limitations set forth in the Investment Company Act. We intend to use leverage in the form of borrowings, including loans from certain financial institutions, including any potential borrowings under our Credit Facilities and the issuance of debt securities. We may also use leverage in the form of the issuance of preferred shares, but do not currently intend to do so. In determining whether to borrow money, we analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. Any such leverage, if incurred, would be expected to increase the total capital available for investment by us. See “Risk Factors — Risks Relating to Our Business and Structure — We borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.” To finance investments, we may securitize certain of our secured loans or other investments, including through the formation of one or more CLOs, while retaining all or most of the exposure to the performance of these investments. See “Risk Factors — Risks Relating to Our Business and Structure — We have formed and invested in and may in the future form or invest in CLOs, which subject us to certain structured financing risks.”
See “Investment Objective and Strategies” for more information about our investment strategies. Our investments are subject to a number of risks. See “Risk Factors.”
As a BDC, we are required to comply with certain regulatory requirements. For instance, we generally have to invest at least 70% of our total assets in “qualifying assets,” including securities and indebtedness of private U.S. companies and certain public U.S. companies, cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less. We also may invest up to 30% of our portfolio in non-qualifying assets, as permitted by the Investment Company Act. Specifically, as part of this 30% basket, we may invest in entities that are not considered “eligible portfolio companies” (as defined in the Investment Company Act), including companies located outside of the United States, entities that are operating pursuant to certain exceptions under the Investment Company Act, and publicly traded entities whose public equity market capitalization exceeds the levels provided for under the Investment Company Act. In addition, we, our investment adviser and certain of our affiliates have received an exemptive relief order from the SEC that permits us and other BDCs and registered closed-end management investment companies managed by Ares Management and its affiliates to co-invest in portfolio companies with each other and with affiliated investment funds (the “Co-Investment Exemptive Order”). Co-investments made under the Co-Investment Exemptive Order are subject to compliance with certain conditions and other requirements, which could limit our ability to participate in a co-investment transaction. We may also otherwise co-invest with funds managed by Ares Management or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and our investment adviser’s allocation policy.
We have elected to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and operate in a manner so as to qualify for the tax treatment applicable to RICs. To qualify as a RIC, we must, among other requirements, meet certain source-of-income and asset diversification requirements and timely distribute to our shareholders generally at least 90% of our investment company taxable income, as defined by the Code, for each year. Pursuant to this election, we generally will not have to pay U.S. federal corporate-level taxes on any income that we distribute to our shareholders provided that we satisfy those requirements.
Our qualification and taxation as a RIC depends upon our ability to satisfy on a continuing basis, through actual, annual operating results, distribution, income and asset, and other requirements imposed under the Code. However, no assurance can be given that we will be able to meet the complex and varied tests required to qualify as a RIC or to avoid corporate level tax. In addition, because the relevant laws may change, compliance with one or more of the RIC requirements may be impossible or impracticable.
MACROECONOMIC ENVIRONMENT
During the fourth quarter of 2024, leveraged corporate credit markets posted positive returns, driven by sustained economic growth, a healthy level of corporate earnings and further stability in the capital markets and U.S. banking system. With expectations for easing inflationary measures, the Federal Reserve softened its monetary policies and lowered the federal funds rate in support of its goals of maximum employment and returning inflation to its two percent objective.
KEY COMPONENTS OF OUR RESULTS OF OPERATIONS
Investments
We focus primarily on loans and securities, including syndicated loans, of U.S. private companies. Our level of investment activity (both the number of investments and the size of each investment) can and will vary substantially from period to period depending on many factors, including the amount of debt and equity capital available to potential portfolio companies, the level of merger and acquisition activity for such companies, the general economic environment, trading prices of loans and other securities and the competitive environment for the types of investments we make.
Revenues
We generate revenue primarily in the form of interest income on debt investments, capital gains, and dividend income from our equity investments in our portfolio companies. Our senior and subordinated debt investments are expected to bear interest at a fixed or floating rate. Interest on debt securities is generally payable quarterly or semiannually. In some cases, some of our investments may provide for deferred interest payments or payment-in-kind (“PIK”) interest. The principal amount of the debt securities and any accrued but unpaid PIK interest generally will become due at the maturity date. In addition, we may generate revenue in the form of commitment and other fees in connection with transactions. Original issue discounts and market discounts or premiums will be capitalized, and we will accrete or amortize such amounts as interest income. We will record prepayment premiums on loans and debt securities as realized gains. Dividend income on preferred equity, if any, will be recognized on an accrual basis to the extent that we expect to collect such amounts.
Expenses
The services of all investment professionals and staff of our investment adviser, when and to the extent engaged in providing investment advisory and management services to us and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by our investment adviser. Under the investment advisory and management agreement, we bear all other costs and expenses of our operations and transactions. See Note 3 to our consolidated financial statements for the year ended December 31, 2024 for more information on fees and expenses.
From time to time, our investment adviser, our administrator or their affiliates may pay third-party providers of goods or services. We will reimburse our investment adviser, our administrator or such affiliates thereof for any such amounts paid on our behalf. From time to time, our investment adviser or our administrator may defer or waive fees and/or rights to be reimbursed for expenses.
Expense Support and Conditional Reimbursement Agreement
We have entered into an expense support and conditional reimbursement agreement (the “Expense Support and Conditional Reimbursement Agreement”) with our investment adviser. See Note 3 to our consolidated financial statements for the year ended December 31, 2024 for more information on the Expense Support and Conditional Reimbursement Agreement.

PORTFOLIO AND INVESTMENT ACTIVITY
Our investment activity for the years ended December 31, 2024 and 2023 is presented below.
	For the Years Ended December 31,
(dollar amounts in thousands)	2024	2023
New investment commitments(1):
Total new investment commitments(2)	$12,983,818	$3,593,115
Less: investment commitments exited(3)	(2,785,238)	(785,133)
Net investment commitments	$10,198,580	$2,807,982
Principal amount of investments funded:
First lien senior secured loans	$10,320,268	$3,061,203
Second lien senior secured loans	233,126	54,584
Senior subordinated loans	220,918	66,784
Corporate bonds	56,185	—
Collateralized loan obligations	353,877	30,071
Commercial mortgage backed securities	24,125	—
Private asset-backed investments	206,780	—
Preferred equity	69,119	39,496
Other equity	229,581	8,834
Total	$11,713,979	$3,260,972
Principal amount of investments sold or repaid:
First lien senior secured loans	$2,543,608	$761,932
Second lien senior secured loans	119,246	12,209
Senior subordinated loans	55,450	3,550
Corporate bonds	1,485	—
Collateralized loan obligations	10,210	—
Private asset-backed investments	17,933	—
Preferred equity	4,400	—
Other equity	171	—
Total	$2,752,503	$777,691
Weighted average remaining term for investment commitments (in months)	72	63
Percentage of new investment commitments at floating rates	94%	97%
Weighted average yield(4):
Funded during the period at amortized cost	9.6%	10.3%
Funded during the period at fair value	9.6%	10.4%

(1)
New investment commitments include new agreements to fund revolving loans or delayed draw loans. See Note 7 to our consolidated financial statements for the year ended December 31, 2024 for more information on our commitments to fund revolving loans or delayed draw loans.

(2)
Includes both funded and unfunded commitments. Of these new investment commitments, we funded approximately $11.2 billion and $3.3 billion for the years ended December 31, 2024 and 2023, respectively.

(3)
Includes funded commitments. For the years ended December 31, 2024 and 2023, investment commitments exited included exits of unfunded commitments of $32.7 million and $8.0 million, respectively.

(4)
“Weighted average yield” is computed as (a) the annual stated interest rate or yield earned plus the net annual amortization of original issue discount and market discount or premium earned on the relevant accruing investments, divided by (b) the total accruing investments at amortized cost or at fair value, as applicable.

As of December 31, 2024 and 2023, our investments consisted of the following:
	As of December 31,
	2024		2023
(in thousands)	Amortized Cost(1)	Fair Value	Amortized Cost(1)	Fair Value
First lien senior secured loans	$10,092,681	$10,130,307	$2,369,207	$2,385,971
Second lien senior secured loans	157,058	158,500	43,237	43,771
Senior subordinated loans	214,927	213,500	46,631	46,966
Corporate bonds	64,700	65,312	10,000	10,507
Collateralized loan obligations	366,165	370,985	22,500	22,681
Commercial mortgage-backed securities	29,112	29,161	4,988	5,010
Private asset-backed investments	209,600	208,357	11,786	11,901
Preferred equity	107,984	122,570	39,500	41,033
Other equity	239,826	250,457	8,935	9,718
Total	$11,482,053	$11,549,149	$2,556,784	$2,577,558

(1)
The amortized cost represents the original cost adjusted for any accretion of discounts, amortization of premiums and PIK interest or dividends.

Our commitment to fund delayed draw loans is triggered upon the satisfaction of certain pre-negotiated terms and conditions. Generally, the most significant and uncertain term requires the borrower to satisfy a specific use of proceeds covenant. The use of proceeds covenant typically requires the borrower to use the additional loans for the specific purpose of a permitted acquisition or permitted investment, for example. In addition to the use of proceeds covenant, the borrower is generally required to satisfy additional negotiated covenants (including specified leverage levels). We are also party to subscription agreements to fund equity investments. See Note 7 to our consolidated financial statements for the year ended December 31, 2024 for more information on our unfunded commitments.
The weighted average yields at amortized cost and fair value of our portfolio as of December 31, 2024 and 2023 were as follows:
	As of December 31,
	2024		2023
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Debt and other income producing securities(1)	9.1%	9.1%	10.7%	10.6%
Total portfolio(2)	8.9%	8.9%	10.5%	10.4%
First lien senior secured loans(3)	8.9%	8.9%	10.6%	10.5%
Second lien senior secured loans(3)	10.2%	10.1%	12.8%	12.6%
Senior subordinated loans(3)	12.2%	12.2%	15.4%	15.3%
Corporate bonds(3)	7.8%	7.8%	9.4%	9.0%
Collateralized loan obligations(3)	11.9%	11.7%	10.2%	10.1%
Commercial mortgage-backed securities(3)	8.3%	8.3%	10.4%	10.4%
Private asset-backed investments(3)	10.3%	10.4%	11.2%	11.2%
Other income producing equity securities(4)	12.1%	11.4%	9.0%	8.9%

(1)
“Weighted average yields on debt and other income producing securities” are computed as (a) the annual stated interest rate or yield earned plus the net annual amortization of original issue discount and market discount or premium earned on accruing debt and other income producing securities, divided by (b) the total accruing debt and other income producing securities at amortized cost or at fair value, as applicable.

(2)
“Weighted average yields on total portfolio” are computed as (a) the annual stated interest rate or yield earned plus the net annual amortization of original issue discount and market discount or premium earned on accruing debt and other income producing securities, divided by (b) total investments at amortized cost or at fair value, as applicable.

(3)
“Weighted average yields” of investments are computed as (a) the annual stated interest rate or yield earned plus the net annual amortization of original issue discount and market discount or premium earned on the relevant accruing investments, divided by (b) the total relevant investments at amortized cost or at fair value, as applicable.

(4)
“Weighted average yield on other income producing equity securities” is computed as (a) the yield earned on the relevant income producing equity securities, divided by (b) the total relevant income producing equity securities at amortized cost or fair value, as applicable.

Ares Capital Management employs an investment rating system to categorize our investments. In addition to various risk management and monitoring tools, our investment adviser grades the credit risk of all investments on a scale of 1 to 4 no less frequently than quarterly. This system is intended primarily to reflect the underlying risk of a portfolio investment relative to our initial cost basis in respect of such portfolio investment (i.e., at the time of origination or acquisition), although it may also take into account under certain circumstances the performance of the portfolio company’s business, the collateral coverage of the investment and other relevant factors. The grade of a portfolio investment may be reduced or increased over time. The following is a description of each investment grade:
Investment grade	Description
4	Involves the least amount of risk to our initial cost basis. The trends and risk factors for this investment since origination or acquisition are generally favorable, which may include the performance of the portfolio company or a potential exit.
3	Involves a level of risk to our initial cost basis that is similar to the risk to our initial cost basis at the time of origination or acquisition. This portfolio company is generally performing as expected and the risk factors to our ability to ultimately recoup the cost of our investment are neutral to favorable. All investments or acquired investments in new portfolio companies are initially assessed a grade of 3.
2	Indicates that the risk to our ability to recoup the initial cost basis of such investment has increased materially since origination or acquisition, including as a result of factors such as declining performance and non-compliance with debt covenants; however, payments are generally not more than 120 days past due. For investments graded 2, our investment adviser enhances its level of scrutiny over the monitoring of such portfolio company.
1	Indicates that the risk to our ability to recoup the initial cost basis of such investment has substantially increased since origination or acquisition, and the portfolio company likely has materially declining performance. For debt investments with an investment grade of 1, most or all of the debt covenants are out of compliance and payments are substantially delinquent. For investments graded 1, it is anticipated that we will not recoup our initial cost basis and may realize a substantial loss of our initial cost basis upon exit. For investments graded 1, our investment adviser enhances its level of scrutiny over the monitoring of such portfolio company.
For liquid investments, each position is actively monitored by the liquid credit research team members responsible for coverage of a particular company or investment. The research team tracks credit and industry specific developments, as well as price movements, for shifts in relative value that may trigger a buy or sell recommendation. Ongoing monitoring and due diligence includes, but is not limited to, interaction with management, review of company and comparable financial results, company visits, participation in industry and sell-side research conferences, conversations with ratings agencies, industry experts and real-time analysis of price movements in the credit and equity markets. Notable credit developments and/or price movements are discussed real-time with portfolio management and the trading desk and may be discussed at relevant Ares Strategic Income Fund investment committee meetings.
Set forth below is the grade distribution of our portfolio companies as of December 31, 2024 and 2023:
	As of December 31,
	2024				2023
(dollar amounts in thousands)	Fair Value	%	Number of Companies	%	Fair Value	%	Number of Companies	%
Grade 4	$225,030	2.0%	7	1.2%	$15,112	0.6%	1	0.4%
Grade 3	11,305,483	97.9	576	98.1	2,557,743	99.2	257	99.2
Grade 2	16,018	0.1	3	0.5	4,703	0.2	1	0.4
Grade 1	2,618	—	1	0.2	—	—	—	—
Total	$11,549,149	100.0%	587	100.0%	$2,577,558	100.0%	259	100.0%
As of December 31, 2024 and 2023, the weighted average grade of the investments in our portfolio at fair value was 3.0 and 3.0, respectively.
As of December 31, 2024, loans on non-accrual status represented 0.1% of the total investments at amortized cost (or less than 0.1% at fair value). As of December 31, 2023, there were no loans on non-accrual status.
RESULTS OF OPERATIONS
For the years ended December 31, 2024 and 2023
Operating results for the years ended December 31, 2024 and 2023 were as follows:
	For the Years Ended December 31,
(in thousands)	2024	2023
Total investment income	$554,209	$109,809
Total expenses	265,767	57,138
Expense support	(36,744)	(16,762)
Net expenses	229,023	40,376
Net investment income before income taxes	325,186	69,433
Income tax expense, including excise tax	787	946
Net investment income	324,399	68,487
Net realized gains on investments and foreign currency transactions	17,914	6,255
Net unrealized gains on investments and foreign currency transactions	63,803	19,297
Net increase in net assets resulting from operations	$406,116	$94,039
Net income can vary substantially from period to period due to various factors, including but not limited to the level of new investment commitments, the recognition of realized gains and losses and unrealized appreciation and depreciation.

Investment Income
	For the Years Ended December 31,
(in thousands)	2024	2023
Interest income from investments	$533,862	$108,040
Dividend income	6,650	277
Other income	13,697	1,492
Total investment income	$554,209	$109,809
Total investment income for the year ended December 31, 2024 increased from the comparable period in 2023 primarily due to the increase in the average size of our investment portfolio. The average size and the weighted average yield of our portfolio at amortized cost for the years ended December 31, 2024 and 2023 were as follows:
	For the Years Ended December 31,
(dollar amounts in thousands)	2024	2023
Average size of portfolio(1)	$5,760,959	$1,125,002
Weighted average yield on portfolio	9.3%	9.6%

(1)
Includes non-interest earning investments.

Operating Expenses
	For the Years Ended December 31,
(in thousands)	2024	2023
Interest and credit facility fees	$141,497	$24,798
Base management fee	46,991	9,713
Income based fee	43,324	7,622
Capital gains incentive fee(1)	10,219	3,162
Offering expenses	3,864	4,123
Shareholder servicing and distribution fees
Class S	5,028	657
Class D	364	36
Administrative and other fees	5,794	3,018
Other general and administrative	8,686	4,009
Total expenses	265,767	57,138
Expense support	(36,744)	(16,762)
Net expenses	$229,023	$40,376

(1)
Calculated in accordance with GAAP as discussed below.

Interest and credit facility fees for the years ended December 31, 2024 and 2023 were comprised of the following:
	For the Years Ended December 31,
(in thousands)	2024	2023
Stated interest expense(1)	$122,521	$20,202
Credit facility fees	11,316	2,755
Amortization of debt issuance costs	6,953	1,841
Accretion of discount	707	—
Total interest and credit facility fees	$141,497	$24,798

(1)
Includes the impact of the interest rate swaps for the year ended December 31, 2024.

Stated interest expense for the year ended December 31, 2024 increased from the comparable period in 2023 primarily due to the increase in the average principal amount of debt outstanding and the impact of the higher cost of borrowings on our debt obligations. Average debt outstanding and weighted average stated interest rate on our debt outstanding for the years ended December 31, 2024 and 2023 were as follows:
	For the Years Ended December 31,
(dollar amounts in thousands)	2024	2023
Average debt outstanding	$1,683,498	$298,266
Weighted average stated interest rate on debt outstanding(1)	7.1%	6.7%

(1)
The weighted average stated interest rate on our debt outstanding for the year ended December 31, 2024 includes the impact of the interest rate swaps. See Note 6 to our consolidated financial statements for the year ended December 31, 2024 for more information on the interest rate swaps.

The base management fee for the year ended December 31, 2024 increased from the comparable period in 2023 primarily due to the increase in the average size of our portfolio.
The income based fee for the year ended December 31, 2024 increased from the comparable period in 2023 primarily due to the increase in pre-incentive fee net investment income, as defined in the investment advisory and management agreement.
For the years ended December 31, 2024 and 2023, the capital gains incentive fee calculated in accordance with GAAP was $10.2 million and $3.2 million, respectively. The capital gains incentive fee accrual for the year ended December 31, 2024 changed from the comparable period in 2023 primarily due to net gains on investments and foreign currency transactions of $81.7 million compared to net gains of $25.6 million for the comparable period in 2023. The capital gains incentive fee accrued under GAAP includes an accrual related to unrealized capital appreciation, whereas the capital gains incentive fee actually payable under our investment advisory and management agreement does not. There can be no assurance that such unrealized capital appreciation will be realized in the future. The accrual for any capital gains incentive fee under GAAP in a given period may result in an additional expense if such cumulative amount is greater than in the prior period or a reduction of previously recorded expense if such cumulative amount is less than in the prior period. If such cumulative amount is negative, then there is no accrual. As of December 31, 2024, there was approximately $13.3 million of capital gains incentive fee accrued in accordance with GAAP. As of December 31, 2024, there was no capital gains incentive fee actually payable under our investment advisory and management agreement.
Our investment adviser agreed not to seek recoupment of any base management fee and incentive fee from the commencement of operations through July 31, 2023. See Note 3 to our consolidated financial statements for the year ended December 31, 2024, for more information on the base management fee, income based fee and capital gains incentive fee.
Offering expenses include expenses incurred in connection with our continuous offering of Common Shares (as defined below). Administrative and other fees represent fees paid to Ares Operations and our investment adviser for our allocable portion of overhead and other expenses incurred by Ares Operations and our investment adviser, in performing their obligations under each of the administration agreement and the investment advisory and management agreement, respectively, including our allocable portion of the compensation, rent and other expenses of certain of our corporate officers and their respective staffs. See Note 3 to our consolidated financial statements for the year ended December 31, 2024 for more information on the administrative and other fees. Other general and administrative expenses include, among other costs, professional fees, insurance, fees and expenses related to evaluating and making investments in portfolio companies and independent Trustees’ fees.
For the years ended December 31, 2024 and 2023, total other expenses was approximately $23.7 million and $11.8 million, respectively, which is comprised of offering expenses, shareholder servicing and distribution fees, administrative and other fees and other general and administrative expenses. Administrative and other fees and other general and administrative expenses for the year ended December 31, 2024 increased from comparable period in 2023, primarily as a result of the continued portfolio growth. Other expenses for the year ended December 31, 2024 increased from the comparable period in 2023, primarily as a result of our continuous registered offering of Common Shares, which began on August 1, 2023.
Income Tax Expense, Including Excise Tax
We have elected to be treated as a RIC under the Code and operate in a manner so as to qualify for the tax treatment applicable to RICs. To qualify as a RIC, we must, among other requirements, meet certain source-of-income and asset diversification requirements and timely distribute to our shareholders at least 90% of our investment company taxable income, as defined by the Code, for each year. We have made and intend to continue to make the requisite distributions to our shareholders which will generally relieve us from U.S. federal corporate-level income taxes.
Depending on the level of taxable income earned in a tax year, we may choose to carry forward such taxable income in excess of current year distributions from such current year taxable income into the next tax year and pay a 4% excise tax on such income, as required. To the extent that we determine that our estimated current year taxable income will be in excess of estimated distributions for the current year from such income, we accrue excise tax, if any, on estimated excess taxable income as such taxable income is earned. For the years ended December 31, 2024 and 2023, we recorded a net expense of $1 million and $1 million, respectively, for U.S. federal excise tax.
Net Realized and Unrealized Gains/Losses
For the years ended December 31, 2024 and 2023, we recorded net realized gains on investments of $16.7 million and $6.4 million, respectively, primarily from full or partial sales of our debt investments.
For the year ended December 31, 2024, we recorded net unrealized gains on investments of $53.5 million and net unrealized gains on foreign currency transactions of $10.3 million. For the year ended December 31, 2023, we recorded net unrealized gains on investments of $20.4 million and net unrealized losses on foreign currency transactions of $1.1 million.
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Our liquidity and capital resources are generated primarily from the proceeds received from the sale of common shares of beneficial interest, including Class I shares, Class S shares and Class D shares (“Common Shares”), pursuant to a registered offering on a continuous basis at a price per share equal to the then-current net asset value (“NAV”) per share, advances from our credit facilities (the Revolving Credit Facility, the SG Funding Facility, the SB Funding Facility and the BNP Funding Facility (each as defined below, and together, the “Credit Facilities”)), net proceeds from the issuances of other securities, including unsecured notes and debt securitizations, as well as cash flows from operations.
Our primary uses of cash and cash equivalents are for (i) investments in portfolio companies and other investments, (ii) the cost of operations (including paying our investment adviser and our administrator), (iii) the cost of any borrowings or other financing arrangements and (iv) cash distributions to the holders of our Common Shares.
In accordance with the Investment Company Act, we may borrow amounts such that our asset coverage calculated pursuant to the Investment Company Act, is at least 150% (or 200% if certain requirements under the Investment Company Act are not met) immediately after such borrowing (i.e., we are able to borrow up to two dollars for every dollar we have in assets less all liabilities and indebtedness not represented by senior securities issued by us). As of December 31, 2024, we had approximately $166 million in cash and cash equivalents and $4.6 billion in total aggregate principal amount of debt outstanding ($4.5 billion at carrying value) and our asset coverage was 227%. Subject to borrowing base and other restrictions, we had approximately $3.2 billion available for additional borrowings under the Credit Facilities as of December 31, 2024.

We have implemented a share repurchase program, pursuant to which we intend to offer to repurchase, at the discretion of our Board of Trustees, up to 5% of our Common Shares outstanding (either by number of shares or aggregate NAV) in each quarter. We conduct any such repurchases of our Common Shares pursuant to the terms of tender offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the Investment Company Act, with the terms of such tender offer published in a tender offer statement to be sent to all shareholders and filed with the SEC on Schedule TO. We may at any time and from time to time purchase, repurchase, redeem, exchange, defease or otherwise acquire or retire any of our or our subsidiaries’ outstanding debt by any means other than a redemption that is subject to the provisions under “Optional Redemption” below (and, for the avoidance of doubt, without being subject to the pro rata requirement under “Optional Redemption” below), upon such terms, at such prices and with such considerations as may be determined by us, including, without limitation, through cash purchases and/or exchanges, in open market purchases, negotiated transactions or any other transactions with one or more holders and/or beneficial owners of such outstanding debt. The amounts involved may be material. In addition, we may from time to time enter into new debt facilities, increase the size of existing facilities or issue debt securities, including secured debt, unsecured debt and/or debt securities convertible into common stock. Any such purchases or exchanges of common stock or outstanding debt, or incurrence or issuance of additional debt would be subject to prevailing market conditions, our liquidity requirements, contractual and regulatory restrictions and other factors.
We believe that our current cash and cash equivalents on hand, our short-term investments, our available borrowing capacity under the Credit Facilities and our anticipated cash flows from operations will be adequate to meet our cash needs for our daily operations in the near term.
Net Worth of Sponsors
The NASAA, in its Omnibus Guidelines Statement of Policy adopted on March 29, 1992 and as amended on May 7, 2007 and from time to time (the “Omnibus Guidelines”), requires that our affiliates and investment adviser, or our Sponsor as defined under the Omnibus Guidelines, have an aggregate financial net worth, exclusive of home, automobiles and home furnishings, of the greater of either $100,000, or 5.0% of the first $20 million of both the gross amount of securities currently being offered in our Continuous Offering and the gross amount of any originally issued direct participation program securities sold by our affiliates and sponsors within the past 12 months, plus 1.0% of all amounts in excess of the first $20 million. Based on these requirements, our investment adviser and its affiliates, while not liable directly or indirectly for any indebtedness we may incur, have an aggregate financial net worth in excess of those amounts required by the Omnibus Guidelines Statement of Policy.
Equity Capital Activities
Pursuant to subscription agreements providing for the commitment to purchase an aggregate of up to $847.1 million of our Class I shares entered into between us and several investors between November 2022 and ending on January 30, 2023, we called an aggregate of $847.1 million from October 6, 2022 through July 31, 2023, and in exchange therefore, we issued approximately 32,402,451 Class I shares to 61 shareholders, including the investment from our sole initial shareholder.
On August 1, 2023, we held the first closing in the offering of Common Shares, pursuant to a registered offering. We publicly offer on a continuous basis up to $7.5 billion of our Common Shares, pursuant to an offering (the “Continuous Offering”). See “Recent Developments” for an update regarding an increase to the size of our Continuous Offering. The purchase price per share for each class of Common Shares equals our NAV per share, as of the day preceding the effective date of the monthly share purchase. Ares Wealth Management Solutions, LLC, our intermediary manager, will use its best efforts to sell Common Shares, but is not obligated to purchase or sell any specific amount of Common Shares in our Continuous Offering. We also engage in offerings of our unregistered Common Shares to non-U.S. investors pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Regulation S promulgated under the Securities Act.

The following table summarizes transactions in Common Shares during the year ended December 31, 2024:
	For the Year Ended December 31, 2024
(in thousands)	Shares	Amount
Class I
Subscriptions(1)	120,061	$3,288,851
Share transfers between classes	34	945
Distributions reinvested	2,510	68,786
Repurchased shares, net of early repurchase deduction	(2,127)	(58,324)
Net increase	120,478	$3,300,258
Class S
Subscriptions(1)	18,459	$504,882
Share transfers between classes	(120)	(3,298)
Distributions reinvested	376	10,308
Repurchased shares, net of early repurchase deduction	(194)	(5,298)
Net increase	18,521	$506,594
Class D
Subscriptions(1)	9,766	$267,907
Share transfers between classes	86	2,353
Distributions reinvested	115	3,164
Net increase	9,967	$273,424
Total net increase	148,966	$4,080,276

(1)
See “Recent Developments” as well as Note 13 to our consolidated financial statements for the year ended December 31, 2024 for subsequent events relating to subscription activities.

Net Asset Value Per Share and Offering Price
We determine NAV for each class of shares as of the last day of each calendar month. Share issuances related to monthly subscriptions are effective the first calendar day of each month. The NAV per share for each class of Common Shares is determined by dividing the value of total assets attributable to the class minus liabilities attributable to the share class by the total number of each share class of Common Shares outstanding at the date as of which the determination is made. The following table summarizes each month-end NAV per share for Class I shares, Class S shares and Class D shares during the year ended December 31, 2024.
	NAV Per Share
	Class I	Class S	Class D
January 31, 2024	$27.17	$27.17	$27.17
February 29, 2024	$27.19	$27.19	$27.19
March 31, 2024	$27.30	$27.30	$27.30
April 30, 2024	$27.29	$27.29	$27.29
May 31, 2024	$27.39	$27.39	$27.39
June 30, 2024	$27.45	$27.45	$27.45
July 31, 2024	$27.44	$27.44	$27.44
August 31, 2024	$27.41	$27.41	$27.41
September 30, 2024	$27.45	$27.45	$27.45
October 31, 2024	$27.49	$27.49	$27.49
November 30, 2024	$27.58	$27.58	$27.58
December 31, 2024	$27.61	$27.61	$27.61

Distributions
Our Board of Trustees expects to declare monthly regular distributions for each class of our Common Shares. The following tables present the monthly regular distributions that were declared and payable during the year ended December 31, 2024 (dollars in thousands except per share amounts).
			Class I
Declaration Date	Record Date	Payment Date	Net Distribution Per Share	Distribution Amount
January 23, 2024	January 31, 2024	February 22, 2024	$0.21430	$12,120
January 23, 2024	February 29, 2024	March 25, 2024	0.21430	13,234
January 23, 2024	March 29, 2024	April 24, 2024	0.21430	14,439
March 14, 2024	April 30, 2024	May 23, 2024	0.21430	17,945
March 14, 2024	May 31, 2024	June 25, 2024	0.21430	19,924
March 14, 2024	June 28, 2024	July 24, 2024	0.21430	22,239
May 10, 2024	July 31, 2024	August 23, 2024	0.21430	24,786
May 10, 2024	August 30, 2024	September 23, 2024	0.21430	26,807
May 10, 2024	September 30, 2024	October 23, 2024	0.21430	28,955
August 13, 2024	October 31, 2024	November 22, 2024	0.21430	31,339
August 13, 2024	November 29, 2024	December 26, 2024	0.21430	34,663
August 13, 2024	December 31, 2024	January 23, 2025	0.21430	36,950
			$2.57160	$283,401
			Class S
Declaration Date	Record Date	Payment Date	Net Distribution Per Share	Distribution Amount
January 23, 2024	January 31, 2024	February 22, 2024	$0.19470	$2,417
January 23, 2024	February 29, 2024	March 25, 2024	0.19600	2,778
January 23, 2024	March 29, 2024	April 24, 2024	0.19472	3,181
March 14, 2024	April 30, 2024	May 23, 2024	0.19528	3,554
March 14, 2024	May 31, 2024	June 25, 2024	0.19465	3,888
March 14, 2024	June 28, 2024	July 24, 2024	0.19522	4,280
May 10, 2024	July 31, 2024	August 23, 2024	0.19454	4,462
May 10, 2024	August 30, 2024	September 23, 2024	0.19454	4,694
May 10, 2024	September 30, 2024	October 23, 2024	0.19520	4,929
August 13, 2024	October 31, 2024	November 22, 2024	0.19454	5,116
August 13, 2024	November 29, 2024	December 26, 2024	0.19515	5,416
August 13, 2024	December 31, 2024	January 23, 2025	0.19444	5,735
			$2.33898	$50,450

			Class D
Declaration Date	Record Date	Payment Date	Net Distribution Per Share	Distribution Amount
January 23, 2024	January 31, 2024	February 22, 2024	$0.20854	$471
January 23, 2024	February 29, 2024	March 25, 2024	0.20892	498
January 23, 2024	March 29, 2024	April 24, 2024	0.20854	529
March 14, 2024	April 30, 2024	May 23, 2024	0.20871	578
March 14, 2024	May 31, 2024	June 25, 2024	0.20852	606
March 14, 2024	June 28, 2024	July 24, 2024	0.20869	644
May 10, 2024	July 31, 2024	August 23, 2024	0.20849	728
May 10, 2024	August 30, 2024	September 23, 2024	0.20849	1,025
May 10, 2024	September 30, 2024	October 23, 2024	0.20868	1,585
August 13, 2024	October 31, 2024	November 22, 2024	0.20849	1,880
August 13, 2024	November 29, 2024	December 26, 2024	0.20867	2,239
August 13, 2024	December 31, 2024	January 23, 2025	0.20846	2,454
			$2.50320	$13,237
The net distributions received by shareholders of Class S shares and Class D shares include the effect of the shareholder servicing and/or distribution fees applicable to such class of shares. Class I shares have no shareholder servicing and/or distribution fees.
See “Recent Developments” as well as Note 13 to our consolidated financial statements for the year ended December 31, 2024 for a subsequent event relating to regular distributions declared by our Board of Trustees.
Distribution Reinvestment Plan
We have adopted a distribution reinvestment plan (“distribution reinvestment plan”), pursuant to which we will not reinvest cash distributions declared by our Board of Trustees on behalf of our shareholders unless such shareholders elect for their shares to be automatically reinvested. As a result, if our Board of Trustees authorizes, and we declare, a cash distribution, then our shareholders who have opted into our distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares, rather than receiving the cash distribution. Distributions on fractional shares will be credited to each participating shareholder’s account. The purchase price for shares issued under our distribution reinvestment plan will be equal to the most recent available NAV per share for such shares at the time the distribution is payable.
Share Repurchase Program
We have implemented a share repurchase program, pursuant to which we intend to offer to repurchase, at the discretion of our Board of Trustees, up to 5% of our Common Shares outstanding (either by number of shares or aggregate NAV) in each quarter. Our Board of Trustees may amend, suspend or terminate the share repurchase program if it deems such action to be in our best interest and the best interest of our common shareholders. As a result, share repurchases may not be available each quarter, or at all. We conduct any such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended and the Investment Company Act, with the terms of such tender offer published in a tender offer statement to be sent to all our shareholders and filed with the SEC on Schedule TO. All of our common shareholders will be given at least 20 full business days to elect to participate in such share repurchases. All shares purchased by us pursuant to the terms of each tender offer, will be retired and thereafter will be authorized and unissued shares.
Under our share repurchase program, to the extent we offer to repurchase our Common Shares in any particular quarter, we expect to repurchase our Common Shares pursuant to tender offers using a purchase price equal to the NAV per share as of the last calendar day of the applicable month designated by our

Board of Trustees, except that we deduct 2.00% from such NAV for shares that have not been outstanding for at least one year. The holding period ends on the one-year anniversary of the subscription closing date. The Early Repurchase Deduction will not apply to shares acquired through our distribution reinvestment plan, and the Early Repurchase Deduction may be waived in the case of repurchase requests: (i) arising from the death or qualified disability of the holder; (ii) submitted by discretionary model portfolio management programs (and similar arrangements); (iii) from feeder funds (or similar vehicles) primarily created to hold our Common Shares, which are offered to non-U.S. persons, where such funds seek to avoid imposing such a deduction because of administrative or systems limitations; and (iv) in the event that a shareholder’s Common Shares are repurchased because the shareholder has failed to maintain the $500 minimum account balance. The Early Repurchase Deduction will be retained by us for the benefit of remaining shareholders.
The plan adopted by us pursuant to Rule 18f-3 under the Investment Company Act so that we may issue multiple classes of Common Shares (the “Multiple Class Plan”) provides that the Early Repurchase Deduction holding period ends on the one-year anniversary of the subscription closing date and the Early Repurchase Deduction will not apply to shares acquired through our distribution reinvestment plan. The Early Repurchase Deduction may be waived in the case of repurchase requests: (i) arising from the death or qualified disability of the holder; (ii) submitted by discretionary model portfolio management programs (and similar arrangements); (iii) from feeder funds (or similar vehicles) primarily created to hold our Common Shares, which are offered to non-U.S. persons, where such funds seek to avoid imposing such a deduction because of administrative or systems limitations; and (iv) in the event that a shareholder’s Common Shares are repurchased because the shareholder has failed to maintain a minimum account balance. Prior to May 8, 2024, we could only waive the Early Repurchase Deduction in the case of repurchase requests arising from the death or qualified disability of the holder. The Early Repurchase Deduction will be retained by us for the benefit of remaining shareholders.
During the year ended December 31, 2024, pursuant to tender offers, we repurchased 2,127,107 Class I shares and 193,724 Class S shares for a total value of approximately $58.3 million and $5.3 million, respectively, which is net of the Early Repurchase Deduction. No Class D shares were repurchased during the year ended December 31, 2024. During the year ended December 31, 2023, pursuant to tender offers, we repurchased 2,955 Class I shares for a total value of approximately $78 thousand. No Class S shares and Class D shares were repurchased during the year ended December 31, 2023. The following table presents the share repurchases completed during the years ended December 31, 2024 and 2023 (dollar amounts in thousands except per share amounts):
Repurchase Pricing Date	Total Number of Shares Repurchased	Percentage of Outstanding Shares Repurchased(1)	Repurchase Request Deadline	Purchase Price Per Share(2)	Amount Repurchased (All Classes)(2)	Maximum number of shares that may yet be purchased under the repurchase program(3)
February 29, 2024	387,233	0.54%	March 20, 2024	$27.19	$10,376	—
May 31, 2024	4,911	0.01%	June 20, 2024	$27.39	$132	—
August 31, 2024	133,748	0.09%	September 20, 2024	$27.41	$3,623	—
November 30, 2024	1,794,940	0.90%	December 20, 2024	$27.58	$49,491	—
Repurchase Pricing Date	Total Number of Shares Repurchased	Percentage of Outstanding Shares Repurchased(1)	Repurchase Request Deadline	Purchase Price Per Share(2)	Amount Repurchased (All Classes)(2)	Maximum number of shares that may yet be purchased under the repurchase program(3)
November 30, 2023	2,955	0.01%	December 20, 2023	$27.03	$78	—

(1)
Percentage is based on total shares outstanding as of the close of business on the last calendar day of the month preceding the applicable repurchase pricing date.

(2)
Amounts shown net of the Early Repurchase Deduction.

(3)
All repurchase requests were satisfied in full.

Debt Capital Activities
Our debt obligations consisted of the following as of December 31, 2024 and 2023:
	As of December 31,
	2024			2023
(in thousands)	Total Aggregate Principal Amount Committed/ Outstanding(1)	Principal Amount Outstanding	Carrying Value	Total Aggregate Principal Amount Committed/ Outstanding(1)	Principal Amount Outstanding	Carrying Value
Revolving Credit Facility	$1,810,000(2)	$489,506	$489,453	$800,000(2)	$460,349	$460,325
SG Funding Facility	1,825,000(3)	861,811	861,811	1,000,000(3)	250,000	250,000
SB Funding Facility	750,000	75,000	75,000	—	—	—
BNP Funding Facility	500,000	250,000	250,000	—	—	—
January 2037 CLO Notes(4)	476,000	476,000	473,120(5)	—	—	—
March 2028 Notes	1,000,000	1,000,000	984,492(5)(6)	—	—	—
August 2029 Notes	700,000	700,000	687,445(5)(6)	—	—	—
February 2030 Notes	750,000	750,000	705,863(5)(6)	—	—	—
Total	$7,811,000	$4,602,317	$4,527,184	$1,800,000	$710,349	$710,325

(1)
Represents the total aggregate amount committed or outstanding, as applicable, under such instrument. Borrowings under the committed Revolving Credit Facility, SG Funding Facility, SB Funding Facility and BNP Funding Facility (each as defined below) are subject to borrowing base and other restrictions.

(2)
Provides for an “accordion” feature that allows us, under certain circumstances, to increase the size of the Revolving Credit Facility to a maximum of approximately $2.6 billion and $1.1 billion, as of December 31, 2024 and 2023, respectively.

(3)
Provides for an “accordion” feature that allows ASIF Funding I (as defined below), under certain circumstances, to increase the size of the SG Funding Facility to a maximum of $2.0 billion.

(4)
Excludes the January 2037 CLO Subordinated Notes (as defined below), which were retained by us and, as such, eliminated in consolidation.

(5)
Represents the aggregate principal amount outstanding, less unamortized debt issuance costs and the unaccreted discount recorded upon issuance.

(6)
The carrying value of the March 2028 Notes, the August 2029 Notes and the February 2030 Notes (each as defined below) as of December 31, 2024 includes adjustments as a result of effective hedge accounting relationships. See Note 6 to our consolidated financial statements for the year ended December 31, 2024 for more information on the interest rate swaps related to these unsecured notes issuances.

Revolving Credit Facility
We are party to a senior secured revolving credit facility agreement with JPMorgan Chase Bank, N.A and each of the other parties thereto (the “Revolving Credit Facility”), that as of December 31, 2024 allowed us to borrow up to approximately $1.8 billion at any one time outstanding. As of December 31, 2024, the end of the revolving period and the stated maturity date were April 15, 2028 and April 15, 2029, respectively. As of December 31, 2024 the Revolving Credit Facility also provided for a feature that allowed us, under certain circumstances, to increase the overall size of the Revolving Credit Facility to a maximum of approximately $2.6 billion. The interest rate charged on the Revolving Credit Facility is based on Secured

Overnight Financing Rate (“SOFR”) plus a credit spread adjustment of 0.10% (or an alternate rate of interest for certain loans, commitments and/or other extensions of credit denominated in approved foreign currencies plus a spread adjustment, if applicable) and an applicable spread of either 1.75% or 1.875% or an “alternate base rate” (as defined in the documents governing the Revolving Credit Facility) plus an applicable spread of 0.75% or 0.875%, in each case, determined monthly based on the total amount of the borrowing base relative to the sum of (i) the greater of (a) the aggregate amount of revolving exposure under the Revolving Credit Facility and (b) 85% of the total commitments of the Revolving Credit Facility (or, if higher, the total revolving exposure) plus (ii) other debt, if any, secured by the same collateral as the Revolving Credit Facility. As of December 31, 2024, the applicable spread in effect was 1.75%. As of December 31, 2024, we were also required to pay letter of credit fees of 2.000% or 2.125% per annum on letters of credit issued, determined monthly based on the total amount of the borrowing base relative to the total commitments of the Revolving Credit Facility and other debt, if any, secured by the same collateral as the Revolving Credit Facility. Additionally, we are required to pay a commitment fee of 0.375% per annum on any unused portion of the Revolving Credit Facility. As of December 31, 2024, there was approximately $490 million aggregate principal amount outstanding under the Revolving Credit Facility and we were in compliance in all material respects with the terms of the Revolving Credit Facility. See “Recent Developments” for a subsequent event related to the Revolving Credit Facility.
SG Funding Facility
We and our wholly owned consolidated subsidiary, ASIF Funding I, LLC (“ASIF Funding I”), are party to a revolving funding facility with Société Générale and each of the other parties thereto (the “SG Funding Facility”), that allows us to borrow up to approximately $1.8 billion at any one time outstanding. The end of the revolving period and the stated maturity date are August 28, 2027 and August 28, 2029, respectively. The SG Funding Facility also provides for an “accordion” feature that allows ASIF Funding I, under certain circumstances, to increase the overall size of the SG Funding Facility to a maximum of $2.0 billion. The interest rate charged on the SG Funding Facility is based on SOFR plus an applicable margin of 2.05% per annum. In addition to the stated interest expense, ASIF Funding I is required to pay, among other fees, a daily commitment fee on any monthly distribution date, termination date or on the date of any payment or prepayment of a loan outstanding under the SG Funding Facility. As of December 31, 2024, there was approximately $862 million aggregate principal amount outstanding under the SG Funding Facility and we and ASIF Funding I were in compliance in all material respects with the terms of the SG Funding Facility.
SB Funding Facility
We and our wholly owned consolidated subsidiary, ASIF Funding II, LLC (“ASIF Funding II”), are party to a revolving funding facility with the Bank of Nova Scotia and each of the other parties thereto (the “SB Funding Facility”), that allows us to borrow up to $750 million at any one time outstanding. As of December 31, 2024, the end of the reinvestment period and the stated maturity date were September 1, 2026 and March 1, 2033, respectively. The interest rate charged on the SB Funding Facility is based on SOFR plus an applicable margin of (i) 2.10% during the reinvestment period and (ii) 2.40% following the reinvestment period. As of December 31, 2024, the applicable spread in effect was 2.10%. In addition, ASIF Funding II is required to pay, among other fees, a commitment fee of 0.50% per annum on any unused portion of the SB Funding Facility. As of December 31, 2024, there was $75 million aggregate principal amount outstanding under the SB Funding Facility and we and ASIF Funding II were in compliance in all material respects with the terms of the SB Funding Facility. See “Recent Developments” for a subsequent event related to the SB Funding Facility.
BNP Funding Facility
We and our wholly owned consolidated subsidiary, ASIF Funding III, LLC (“ASIF Funding III”), are party to a revolving funding facility with BNP Paribus and each of the other parties thereto (the “BNP Funding Facility”), that allows us to borrow up to $500 million at any one time outstanding. The end of the reinvestment period and the stated maturity date are November 26, 2027 and November 26, 2028, respectively. The interest rate charged on the BNP Funding Facility is based on SOFR plus an applicable margin of (i) 1.40% during the reinvestment period and (ii) 2.40% following the reinvestment period. As of

December 31, 2024, the applicable spread in effect was 1.40%. In addition, ASIF Funding III is required to pay, among other fees, a commitment fee dependent on the aggregate amount of unused commitments under the BNP Funding Facility. As of December 31, 2024, there was $250 million aggregate principal amount outstanding under the BNP Funding Facility and we and ASIF Funding III were in compliance in all material respects with the terms of the BNP Funding Facility.
Debt Securitization
ADL CLO 3 Debt Securitization
In November 2024, we, through our wholly owned consolidated subsidiary, Ares Direct Lending CLO 3 LLC (“ADL CLO 3”), completed a $694 million term debt securitization (the “ADL CLO 3 Debt Securitization”). The ADL CLO 3 Debt Securitization is also known as a collateralized loan obligation (“CLO”) and is an on-balance sheet financing incurred by us, which is consolidated by us for financial reporting purposes and subject to our overall asset coverage requirement. The notes offered in the ADL CLO 3 Debt Securitization that mature on January 20, 2037 (collectively, the “January 2037 CLO Notes”) were issued by ADL CLO 3 pursuant to the indenture governing the January 2037 CLO Notes and include (i) $399 million of Class A-1 Senior Notes (the “January 2037 Class A-1 CLO Notes”); (ii) $35 million of Class A-2 Senior Notes (the “January 2037 Class A-2 CLO Notes”); (iii) $42 million of Class B Senior Notes (the “January 2037 Class B CLO Notes” and, together with the January 2037 Class A-1 Notes and the January 2037 Class A-2 CLO Notes, the “January 2037 CLO Secured Notes”); and (iv) approximately $218 million of Subordinated Notes (the “January 2037 CLO Subordinated Notes”). We retained all of the January 2037 CLO Subordinated Notes, as such, the January 2037 CLO Subordinated Notes are eliminated in consolidation. The following table presents information on the January 2037 CLO Notes as of December 31, 2024 (dollar amounts in millions):
Class	Type	Principal Outstanding	Maturity Date	Interest Rate
January 2037 Class A-1 CLO Notes	Senior Secured Floating Rate	$399	January 20, 2037	SOFR+1.58%
January 2037 Class A-2 CLO Notes	Senior Secured Floating Rate	35	January 20, 2037	SOFR+1.75%
January 2037 Class B CLO Notes	Senior Secured Floating Rate	42	January 20, 2037	SOFR+1.85%
Total January 2037 CLO Secured Notes		$476
January 2037 CLO Subordinated Notes	Subordinated	218	January 20, 2037	None
Total January 2037 CLO Notes		$694
The January 2037 CLO Secured Notes are the secured obligations of ADL CLO 3 and are backed by a diversified portfolio of first lien senior secured loans contributed by us to ADL CLO 3 pursuant to the terms of a contribution agreement. The interest rate charged on the January 2037 CLO Secured Notes is based on SOFR plus a blended weighted average spread of 1.62%.
Our investment adviser serves as asset manager to ADL CLO 3 under an asset management agreement and is entitled to receive certain management fees for providing these services under the agreement. Our investment adviser has agreed to waive any management fees from ADL CLO 3.
Unsecured Notes
We issued certain unsecured notes (we refer to each series of unsecured notes using the defined term set forth under the “Unsecured Notes” column of the table below and collectively refer to all such series as the “Unsecured Notes”), that pay interest semi-annually and all principal amounts are due upon maturity. Each of the Unsecured Notes may be redeemed in whole or in part at any time at our option at a redemption price equal to par plus a “make whole” premium, if applicable, as determined pursuant to the indentures governing each of the Unsecured Notes, plus any accrued and unpaid interest. Certain key terms related to the features for the Unsecured Notes as of December 31, 2024 are listed below.

(dollar amounts in millions) Unsecured Notes	Aggregate Principal Amount Issued	Effective Stated Interest Rate(1)	Original Issuance Date	Maturity Date
March 2028 Notes	$1,000	6.046%	November 21, 2024	March 15, 2028
August 2029 Notes	$700	6.605%	June 5, 2024	August 15, 2029
February 2030 Notes	$750	6.057%	October 2, 2024	February 15, 2030

(1)
The effective stated interest rates of the Unsecured Notes include the impact of interest rate swaps.

In connection with the issuances of the Unsecured Notes, we entered into registration rights agreements (each, a “Registration Rights Agreement”) for the benefit of the initial purchasers of the Unsecured Notes. Pursuant to these Registration Rights Agreements, we are obligated to file one or more registration statements with the SEC with respect to an offer to exchange each series of Unsecured Notes for a new issue of debt securities registered under the Securities Act with terms substantially identical to such series of Unsecured Notes (except for provisions relating to transfer restrictions and payment of additional interest) and to use its commercially reasonable efforts to consummate such exchange offer on the earliest practicable date after the registration statement has become or been declared effective but in no event later than 365 days after the initial issuance of such series of Unsecured Notes. If we fail to satisfy our registration obligations under each Registration Rights Agreement, we will be required to pay additional interest to the holders of the applicable Unsecured Notes.
In connection with the Unsecured Notes issued by us, we have entered into interest rate swaps to more closely align the interest rates of such liabilities with our investment portfolio, which consists primarily of floating rate loans. We designated these interest rate swaps and the associated unsecured notes as qualifying fair value hedge accounting relationships. Certain information related to our interest rate swaps as of December 31, 2024 is presented below (dollar amounts in millions).
Description	Hedged Item	Fund Receives	Fund Pays	Maturity Date	Notional Amount
Interest rate swap	March 2028 Notes	5.700%	SOFR +1.649%	March 15, 2028	$1,000
Interest rate swap	August 2029 Notes	6.350%	SOFR + 2.208%	August 15, 2029	$700
Interest rate swap	February 2030 Notes	5.600%	SOFR +2.302%	February 15, 2030	$750
See Note 6 to our consolidated financial statements for the year ended December 31, 2024 for more information on our interest rate swaps.
See “Recent Developments” for subsequent events relating to the SB Funding Facility, the Revolving Credit Facility, an additional debt securitization and the March 2032 Notes. See Note 13 to our consolidated financial statements for the year ended December 31, 2024 for subsequent events relating to the March 2032 Notes.
As of December 31, 2024, we were in compliance in all material respects with the indenture and supplemental indentures governing the Unsecured Notes.
The Unsecured Notes are our senior unsecured obligations and rank senior in right of payment to any future indebtedness that is expressly subordinated in right of payment to the Unsecured Notes; equal in right of payment to our existing and future unsecured indebtedness that is not expressly subordinated; effectively junior in right of payment to any of our secured indebtedness (including existing unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness (including trade payables) incurred by our subsidiaries, financing vehicles or similar facilities.
LEGAL PROCEEDINGS
From time to time, we, our executive officers, trustees and our investment adviser, its affiliates and/or any of their respective principals and employees are subject to legal proceedings, including those arising from our investments in our portfolio companies, and we may as a result, incur significant costs and expenses in connection with such legal proceedings.
We and our investment adviser are also subject to extensive regulation, which, from time to time, results in requests for information from us or our investment adviser or legal or regulatory proceedings or investigations against us or our investment adviser. We incur significant costs and expenses in connection with any such proceedings, information requests and investigations.
RECENT DEVELOPMENTS
In January 2025, we issued $750 million in aggregate principal amount of unsecured notes that mature on March 21, 2032 and bear interest at a rate of 6.200% per annum (the “March 2032 Notes”). The March 2032 Notes were sold to initial purchasers in a private placement in reliance on Section 4(a)(2) of the Securities Act, and for the resale by such initial purchasers to (i) qualified institutional buyers in transactions exempt from registration under the Securities Act pursuant to Rule 144A thereunder or (ii) certain non-U.S. persons outside the United States pursuant to Regulation S under the Securities Act. The March 2032 Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration. The March 2032 Notes pay interest semi-annually and all principal is due upon maturity. The March 2032 Notes may be redeemed in whole or in part at any time at our option at a redemption price equal to par plus a “make whole” premium, if applicable, as determined pursuant to the indenture governing the March 2032 Notes, and any accrued and unpaid interest.
Concurrent with the issuance of the March 2032 Notes, we entered into a Registration Rights Agreement (the “March 2032 Notes Registration Rights Agreement”) for the benefit of the initial purchasers of the March 2032 Notes. Pursuant to the March 2032 Notes Registration Rights Agreement, we are obligated to file a registration statement with the SEC with respect to an offer to exchange the March 2032 Notes for a new issue of debt securities registered under the Securities Act with terms substantially identical to those of the March 2032 Notes (except for provisions relating to transfer restrictions and payment of additional interest) and to use its commercially reasonable efforts to consummate such exchange offer on the earliest practicable date after the registration statement has been declared effective but in no event later than January 21, 2026. Alternatively, in accordance with the terms of the March 2032 Notes Registration Rights Agreement, we may consummate such exchange offer through the use of an existing registration statement. If we fail to satisfy our registration obligations under the March 2032 Notes Registration Rights Agreement, we will be required to pay additional interest to the holders of the March 2032 Notes.
In connection with the March 2032 Notes, we entered into an interest rate swap for a total notional amount of $750 million that matures on March 21, 2032 to more closely align the interest rate of such liability with our investment portfolio, which consists primarily of floating rate loans. Under the interest rate swap, we receive a fixed interest rate of 6.200% and pay a floating interest rate based on one-month SOFR plus 1.829%.
Effective January 1, 2025, we issued and sold 19,734,993 Common Shares (consisting of 15,211,772 Class I shares, 2,310,294 Class S shares and 2,212,927 Class D shares at an offering price of $27.61 per share for each class of share), and we received approximately $545 million as payment for such shares.
Effective February 1, 2025, we issued and sold approximately 20,126,161 Common Shares (consisting of 16,432,751 Class I shares, 1,447,337 Class S shares and 2,246,073 Class D shares at an offering price of $27.60 per share for each class of share), and we received approximately $555 million as payment for such shares.
Effective March 1, 2025, we issued and sold 17,810,727 Common Shares (consisting of 13,546,070 Class I shares, 2,186,500 Class S shares and 2,080,007 Class D shares at an offering price of $27.47 per share for each class of share), and we received approximately $489 million as payment for such shares.
Effective April 1, 2025, we issued and sold 20,162,589 Common Shares (consisting of 16,463,776 Class I shares, 1,724,129 Class S shares and 1,974,684 Class D shares at an offering price of $27.36 per share for each class of share), and we received approximately $552 million as payment for such shares.

On March 10, 2025, we announced the declaration of regular monthly gross distributions for April, May and June 2025, in each case for each class of our Common Shares. The following table presents the regular monthly gross distributions per share that were declared and payable:
		Gross Distribution Per Share
Record Date	Payment Date(1)	Class I	Class S	Class D
April 30, 2025	May 22, 2025	$0.21430	$0.21430	$0.21430
May 30, 2025	June 25, 2025	$0.21430	$0.21430	$0.21430
June 30, 2025	July 23, 2025	$0.21430	$0.21430	$0.21430

(1)
The distributions for each class of our Common Shares will be paid on or about the payment dates above.

These distributions will be paid in cash or reinvested in our Common Shares for shareholders participating in our distribution reinvestment plan. The net distributions received by shareholders of each of the Class S shares and Class D shares will be equal to the gross distribution in the table above, less specific shareholder servicing and/or distribution fees applicable to such class of our Common Shares as of their respective record dates. Class I shares have no shareholder servicing and/or distribution fees.
As previously disclosed, on March 26, 2025, we repurchased approximately 1.1 million of our Common Shares that were validly tendered and not properly withdrawn for total consideration of approximately $30 million, pursuant to our tender offer to repurchase up to 5% of our Common Shares outstanding as of January 31, 2025.
On April 8, 2025, we and ASIF Funding II entered into an amendment to the SB Funding Facility. The amendment, among other things, (a) extended the reinvestment period from September 1, 2026 to October 8, 2027, (b) extended the stated maturity date from March 1, 2033 to April 8, 2034, (c) adjusted the interest rate charged on the SB Funding Facility from SOFR plus an applicable margin of (i) 2.10% during the reinvestment period and (ii) 2.40% following the reinvestment period to SOFR plus an applicable margin of (x) 1.90% during the reinvestment period and (y) 2.20% following the reinvestment period and (d) adjusted the commitment fee from (i) 0.50% per annum on any unused portion of the SB Funding Facility to (ii) on and after July 8, 2025, between 0.50% and 1.00% per annum depending on the aggregate amount of unused commitments under the SB Funding Facility. The other terms of the SB Funding Facility remained materially unchanged.
On April 10, 2025, we, through our wholly owned consolidated subsidiary, Ares Direct Lending CLO 5 LLC (“ADL CLO 5”), completed an approximately $499 million term debt securitization (the “ADL CLO 5 Debt Securitization”). The ADL CLO 5 Debt Securitization is also known as a CLO and is an on-balance sheet financing incurred by us, which is consolidated by us for financial reporting purposes and subject to our overall asset coverage requirement. In connection with the ADL CLO 5 Debt Securitization, ADL CLO 5 issued the following classes of notes that mature on April 20, 2038 pursuant to an indenture (the “April 2038 CLO Indenture”): (i) $210 million of Class A-1 Senior Floating Rate Notes, which bear interest at Term SOFR (as defined in the April 2038 CLO Indenture) plus 1.38% (the “April 2038 Class A-1 CLO Notes”); (ii) $15 million of Class A-2 Senior Floating Rate Notes, which bear interest at Term SOFR plus 1.60% (the “April 2038 Class A-2 CLO Notes”); (iii) $50 million of Class B Senior Floating Rate Notes, which bear interest at Term SOFR plus 1.70% (the “April 2038 Class B CLO Notes” and, together with the April 2038 Class A-1 CLO Notes and the April 2038 Class A-2 CLO Notes, the “April 2038 CLO Secured Notes”); and (iv) approximately $149 million of Subordinated Notes, which do not bear interest (the “April 2038 CLO Subordinated Notes”). We retained all of the April 2038 CLO Subordinated Notes, which are unsecured obligations of ADL CLO 5, and will accordingly be eliminated in consolidation. In addition, in connection with the ADL CLO 5 Debt Securitization, ADL CLO 5 incurred $75 million of Class A-1A Loans that mature on April 20, 2038 (the “April 2038 CLO Secured Loans”), under a Class A-1A Credit Agreement (the “April 2038 CLO Credit Agreement”), dated as of April 10, 2025, by and among ADL CLO 5, as borrower, the lender party thereto, and U.S. Bank Trust Company, National Association, as loan agent and collateral trustee, which bear interest at Term SOFR (as defined in the April 2038 CLO Credit Agreement) plus 1.38%.

On April 15, 2025, we amended and restated our Revolving Credit Facility. The amendment, among other things, (a) extended the end of the revolving period and the stated maturity date for the Revolving Credit Facility from April 15, 2028 and April 15, 2029, respectively, to April 15, 2029 and April 15, 2030, respectively, (b) increased the aggregate commitments under the Revolving Credit Facility from $1.81 billion to $3.04 billion and (c) modified certain covenant restrictions. The Revolving Credit Facility also provides for an “accordion” feature that allows us, under certain circumstances, to increase the overall size of the Revolving Credit Facility to a maximum of approximately $4.6 billion. The other terms of the Revolving Credit Facility remained materially unchanged.
On April 23, 2025, we filed a registration statement on Form N-2 increasing the size of our Continuous Offering to up to $15 billion of our Common Shares.
CRITICAL ACCOUNTING ESTIMATES
The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ. The critical accounting estimates should be read in conjunction with the risk factors elsewhere in this prospectus. See Note 2 to our consolidated financial statements for the year ended December 31, 2024 for more information on our critical accounting policies.
Investments
Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. Unrealized gains or losses primarily reflect the change in investment values, including the reversal of previously recorded unrealized gains or losses when gains or losses are realized.
Pursuant to Rule 2a-5 under the Investment Company Act, our Board of Trustees has designated our investment adviser as our “valuation designee” (the “Valuation Designee”) to perform the fair value determinations for investments held by us without readily available market quotations, subject to the oversight of our Board of Trustees. All investments are recorded at their fair value.
Investments for which market quotations are readily available are typically valued at such market quotations. In order to validate market quotations, the Valuation Designee looks at a number of factors to determine if the quotations are representative of fair value, including the source and nature of the quotations. Debt and equity securities that are not publicly traded or whose market prices are not readily available are valued at fair value as determined in good faith by the Valuation Designee, subject to the oversight of our Board of Trustees, based on, among other things, the input of the independent third-party valuation providers (“IVPs”) that have been engaged to support the valuation of such portfolio investments monthly, beginning the third quarter after origination (with certain de minimis exceptions) and under a valuation policy and a consistently applied valuation process. In addition, our independent registered public accounting firm obtains an understanding of, and performs select procedures relating to, our valuation process within the context of performing our financial statement audit.
Investments in our portfolio that do not have a readily available market are valued at fair value as determined in good faith by the Valuation Designee, as described herein. As part of the valuation process for investments that do not have readily available market prices, the Valuation Designee may take into account the following types of factors, if relevant, in determining the fair value of our investments: the enterprise value of a portfolio company (the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time), the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to any similar publicly traded securities, changes in the interest rate environment and the credit markets, which may affect the price at which similar investments would trade in their principal markets and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent sale occurs, the Valuation Designee considers the pricing indicated by the external event to corroborate the valuation.
Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of our investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that we may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we could realize significantly less than the value at which we have recorded it.
In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the valuations currently assigned.
The Valuation Designee, subject to the oversight of our Board of Trustees, undertakes a multi-step valuation process each quarter, as described below:
•
Our quarterly valuation process begins with a preliminary valuation being prepared by the investment professionals responsible for the portfolio investment in conjunction with our portfolio management team and valuation team.

•
Preliminary valuations are reviewed and discussed by the valuation committee of the Valuation Designee.

•
When a portfolio investment is reviewed by an IVP,

•
Relevant information related to the portfolio investment is made available by the Valuation Designee to the IVP, who does not independently verify such information.

•
The IVP reviews and analyzes the information provided by the Valuation Designee, along with relevant market and economic data, and independently determines a range of values for the portfolio investment.

•
The IVP provides its analysis to the Valuation Designee to support the IVP’s valuation methodology and calculations.

•
The valuation committee of the Valuation Designee determines the fair value of each investment in our portfolio without a readily available market quotation in good faith based on, among other things, the input of the IVPs, where applicable.

•
When a portfolio investment is reviewed by an IVP, a positive assurance opinion or independent valuation report is issued by the IVP that confirms the fair value determined by the Valuation Designee for the portfolio investment is within the range of values independently calculated by such IVP.

When the Valuation Designee determines our NAV as of the last day of a month that is not also the last day of a calendar quarter, the Valuation Designee updates the value of securities with reliable market quotations to the most recent market quotation. For securities without reliable market quotations, the Valuation Designee will generally value such assets at the most recent quarterly valuation unless the Valuation Designee determines that a significant observable change has occurred since the most recent quarter end with respect to the investment (which determination may be as a result of a material event at a portfolio company, material change in market spreads, secondary market transaction in the securities of an investment or otherwise). If the Valuation Designee determines such a change has occurred with respect to one or more investments, the Valuation Designee will determine whether to update the value for each relevant investment.
Fair Value of Financial Instruments
We follow ASC 825-10, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASC 825-10”), which provides companies the option to report selected financial assets and liabilities at fair value. ASC 825-10 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to more easily understand the effect of our choice to use fair value on its earnings. ASC 825-10 also requires entities to display the fair value of the selected assets and liabilities on the face of the balance sheet. We have not elected the ASC 825-10 option to report selected financial assets and liabilities at fair value. With the exception of the line items entitled “other assets” and “debt,” which are reported at amortized cost, the carrying value of all other assets and liabilities approximate fair value.
We also follow ASC 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), which expands the application of fair value accounting. ASC 820-10 defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles (“GAAP”) and expands disclosure of fair value measurements. ASC 820-10 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. ASC 820-10 requires us to assume that the portfolio investment is sold in its principal market to market participants or, in the absence of a principal market, the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820-10, we have considered its principal market as the market in which we exit our portfolio investments with the greatest volume and level of activity. ASC 820-10 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. In accordance with ASC 820-10, these inputs are summarized in the three broad levels listed below:
•
Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access.

•
Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•
Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

In addition to using the above inputs in investment valuations, the Valuation Designee continues to employ its net asset valuation policy and procedures that have been reviewed by our Board of Trustees in connection with their designation of our investment adviser as our valuation designee and are consistent with the provisions of Rule 2a-5 under the Investment Company Act and ASC 820-10. Consistent with its valuation policy and procedures, the Valuation Designee evaluates the source of inputs, including any markets in which our investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. Because there may not be a readily available market value for some of the investments in our portfolio, the fair value of a portion of our investments may be determined using unobservable inputs.
Our portfolio investments classified as Level 3 are typically valued using two different valuation techniques. The first valuation technique is an analysis of the enterprise value (“EV”) of the portfolio company. EV means the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time. The primary method for determining EV uses a multiple analysis whereby appropriate multiples are applied to the portfolio company’s EBITDA (generally defined as net income before net interest expense, income tax expense, depreciation and amortization). EBITDA multiples are typically determined based upon review of market comparable transactions and publicly traded comparable companies, if any. The Valuation Designee may also employ other valuation multiples to determine EV, such as revenues or, in the case of certain portfolio companies in the power generation industry, kilowatt capacity. The second method for determining EV uses a discounted cash flow analysis whereby future expected cash flows of the portfolio company are discounted to determine a present value using estimated discount rates (typically a weighted average cost of capital based on costs of debt and equity consistent with current market conditions). The EV analysis is performed to determine the value of equity investments, the value of debt investments in portfolio companies where we have control or could gain control through an option or warrant security, and to determine if there is credit impairment for debt investments. If debt investments are credit impaired, an EV analysis may be used to value such debt investments; however, in addition to the methods outlined above, other methods such as a liquidation or wind-down analysis may be utilized to estimate EV. The second valuation technique is a yield analysis, which is typically performed for non-credit impaired debt investments in portfolio companies where we do not own a controlling equity position. To determine fair value using a yield analysis, a current price is imputed for the investment based upon an assessment of the expected market yield for a similarly structured investment with a similar level of risk. In the yield analysis, the Valuation Designee considers the current contractual interest rate, the maturity and other terms of the investment relative to the risk of us and the specific investment. A key determinant of risk, among other things, is the leverage through the investment relative to the EV of the portfolio company. As debt investments held by us are substantially illiquid with no active transaction market, the Valuation Designee depends on primary market data, including newly funded transactions, as well as secondary market data with respect to high yield debt instruments and syndicated loans, as inputs in determining the appropriate market yield, as applicable.
See Note 8 to our consolidated financial statements for the year ended December 31, 2024 for more information on our valuation process.
Quantitative and Qualitative Disclosures About Market Risk
We are subject to financial market risks, including changes in interest rates and the valuations of our investment portfolio. Uncertainty with respect to the fluctuations in global interest rates, inflationary pressures, the Russia-Ukraine war and more recently the ongoing conflicts in the Middle East introduced significant volatility in the financial markets, and the effects of this volatility has materially impacted and could continue to materially impact our market risks, including those listed below. For more information concerning these risks and their potential impact on our business and our operating results, see “Risk Factors — General Risk Factors — Global economic, political and market conditions, including uncertainty about the financial stability of the United States, could have a significant adverse effect on our business, financial condition and results of operations”, “Risk Factors — Risks Relating to Our Investments —  Economic recessions or downturns could impair our portfolio companies and harm our operating results” and “Risk Factors — Risks Relating to Our Business and Structure — Inflation has adversely affected and may continue to adversely affect the business, results of operations and financial condition of our portfolio companies.”
Investment Valuation Risk
Because there is not a readily available market value for most of the investments in our portfolio, substantially all of our portfolio investments are valued at fair value as determined in good faith by the Valuation Designee, subject to the oversight of our Board of Trustees, based on, among other things, the input of the IVPs that have been engaged to support the valuation of portfolio investments without a readily available market quotation monthly, beginning the third quarter after origination (with certain de minimis exceptions). Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of our investments may fluctuate from period to period. Additionally, the fair value of our investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that we may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we could realize significantly less than the value at which we have recorded it. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the valuations currently assigned. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates” as well as Notes 2 and 8 to our consolidated financial statements for the year ended December 31, 2024 for more information relating to our investment valuation.
Interest Rate Risk
Interest rate sensitivity refers to the change in our earnings that may result from changes in the level of interest rates. Because we fund a portion of our investments with borrowings, our net investment income is affected by the difference between the rate at which we invest and the rate at which we borrow. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. See “Risk Factors — Risks Relating to Our Business and Structure — We are exposed to risks associated with changes in interest rates, including the current interest rate environment.”
In a prolonged low interest rate environment, the difference between the total interest income earned on interest earning assets and the total interest expense incurred on interest bearing liabilities may be compressed, reducing our net income and potentially adversely affecting our operating results. Conversely, in a rising interest rate environment, such difference could potentially increase thereby increasing our net income as indicated per the table below.
As of December 31, 2024, 92% of the investments at fair value in our portfolio bore interest at variable rates, 5% bore interest at fixed rates and 3% were non-income producing. Additionally, 68% of the variable rate investments at fair value contained interest rate floors. The Credit Facilities and the January 2037 CLO Notes bear interest at variable rates with no interest rate floors. Our Unsecured Notes have been swapped from a fixed rate to a floating rate through interest rate swaps. See Note 5 to our consolidated financial statements for the year ended December 31, 2024 for more information on our debt obligations. See Note 6 to our consolidated financial statements for the year ended December 31, 2024 for more information on the interest rate swaps.
We regularly measure our exposure to interest rate risk. We assess interest rate risk and manage our interest rate exposure on an ongoing basis by comparing our interest rate sensitive assets to our interest rate sensitive liabilities. Based on that review, we determine whether or not any hedging transactions are necessary to mitigate exposure to changes in interest rates.
Based on our December 31, 2024 consolidated statement of assets and liabilities, the following table shows the annualized impact on net income of base rate changes in interest rates (considering interest rate floors for variable rate instruments) assuming no changes in our investment and borrowing structure:
(in millions) Basis Point Change	Interest Income	Interest Expense	Net Income(1)
Up 300 basis points	$319	$138	$181
Up 200 basis points	$214	$92	$122
Up 100 basis points	$107	$46	$61
Down 100 basis points	$(107)	$(46)	$(61)
Down 200 basis points	$(214)	$(92)	$(122)
Down 300 basis points	$(319)	$(138)	$(181)

(1)
Excludes the impact of any income based fee. See Note 3 to our consolidated financial statements for the year ended December 31, 2024 for more information on the income based fee.

SENIOR SECURITIES
(dollar amounts in thousands, except per unit data)
Information about our senior securities (including preferred stock, debt securities and other indebtedness) is shown in the following table as of December 31, 2024, 2023 and 2022. The report of our independent registered public accounting firm, KPMG LLP, dated March 10, 2025, relating to the consolidated financial statements as of December 31, 2024, is included in this prospectus. The “—” indicates information that the SEC expressly does not require to be disclosed for certain types of senior securities.
Class and Year	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)	Average Market Value Per Unit(4)
Revolving Credit Facility
Fiscal 2024	$489,506	$2,266	—	N/A
Fiscal 2023	460,349	3,480	—	N/A
Fiscal 2022	—	—	—	N/A
SG Funding Facility
Fiscal 2024	$861,811	$2,266	—	N/A
Fiscal 2023	250,000	3,480	—	N/A
SB Funding Facility
Fiscal 2024	$75,000	$2,266	—	N/A
BNP Funding Facility
Fiscal 2024	$250,000	$2,266	—	N/A
January 2037 CLO Notes
Fiscal 2024	$476,000	$2,266	—	N/A
March 2028 Notes
Fiscal 2024	$1,000,000	$2,266	—	N/A
August 2029 Notes
Fiscal 2024	$700,000	$2,266	—	N/A
February 2030 Notes
Fiscal 2024	$750,000	$2,266	—	N/A

(1)
Total amount of each class of senior securities outstanding at principal value at the end of the period presented.

(2)
The asset coverage ratio for a class of senior securities representing indebtedness is calculated as the Fund’s consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by total senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the “Asset Coverage Per Unit”.

(3)
The amount to which such class of senior security would be entitled upon the Fund’s involuntary liquidation in preference to any security junior to it. The “—” indicates information that the SEC expressly does not require to be disclosed for certain types of senior securities.

(4)
Not applicable because the securities are not registered for public trading on a stock exchange.

PORTFOLIO COMPANIES
The following table describes each of the businesses included in our portfolio and reflects data as of December 31, 2024. Percentages shown for class of investment securities held by us represent the percentage of the class owned and do not necessarily represent voting ownership. Percentages shown for equity securities, other than warrants or options, represent the actual percentage of the class of security held before dilution. Percentages shown for warrants and options held represent the percentage of the class of security we may own assuming we exercise our warrants or options before dilution.
Where we have indicated by footnote the amount of undrawn commitments to portfolio companies to fund various revolving and delayed draw senior secured and subordinated loans, such undrawn commitments are presented net of (i) standby letters of credit treated as drawn commitments because they are issued and outstanding, (ii) commitments substantially at our discretion and (iii) commitments that are unavailable due to borrowing base or other covenant restrictions.

PORTFOLIO COMPANIES
As of December 31, 2024
(dollar amounts in thousands)
Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
22 HoldCo Limited	Fulham Road, Stamford Bridge, London SW6 1HS, United Kingdom	Media & Entertainment	Senior subordinated loan	12.73% PIK	SONIA (S)	7.50%	08/2033		21,591.2(4)
3 Step Sports LLC(5)	300 Brickstone Square, 4th Floor, Andover, MA 01830	Media & Entertainment	First lien senior secured loan	12.34% (1.50% PIK)	SOFR (Q)	8.00%	10/2029		14,875.0
760203 N.B. LTD.(6)	3400 Rue Raymond- Lasnier, Saint-Laurent, QC H4R 3L5, Canada	Consumer Durables & Apparel	First lien senior secured loan	8.80%	CDOR (S)	5.50%	12/2030		19,815.7(4)
8th Avenue Food & Provisions, Inc.	1400 S Highway Drive, Fenton, MO 63026	Food & Beverage	First lien senior secured loan	8.22%	SOFR (M)	3.75%	10/2025		10,023.8
		Food & Beverage	First lien senior secured loan	9.22%	SOFR (M)	4.75%	10/2025		5,633.4
A-AP Buyer, Inc.	1521 Concord Pike , Suite 201, Wilmington, DE 19803	Materials	First lien senior secured loan	7.61%	SOFR (M)	3.25%	09/2031		6,070.5
ABPCI 2019-5A	405 Colorado Street, Suite 1500, Austin, TX 78701	Investment Funds and Vehicles	Collaterized loan obligation	10.37%	SOFR (Q)	5.75%	01/2036		1,128.0(4)
ABPCI 2022-11	405 Colorado Street, Suite 1500, Austin, TX 78701	Investment Funds and Vehicles	Collaterized loan obligation	11.42%	SOFR (Q)	7.00%	01/2038		7,026.8(4)
ABPCI 2024-17	405 Colorado Street, Suite 1500, Austin, TX 78701	Investment Funds and Vehicles	Collaterized loan obligation	12.57%	SOFR (Q)	8.00%	08/2036		2,968.7(4)
Access CIG, LLC	4 1st Avenue, Peabody, MA 01960	Software & Services	First lien senior secured loan	9.59%	SOFR (Q)	5.00%	08/2028		34,108.5
Accession Risk Management Group, Inc. and RSC Insurance Brokerage, Inc.(7)	160 Federal Street, 4th Floor, Boston, MA 02110	Insurance	First lien senior secured loan	9.31%	SOFR (Q)	4.75%	11/2029		4,095.2
Acrisure, LLC	100 Ottawa Avenue SW, Grand Rapids, MI 49503	Insurance	First lien senior secured loan	7.11%	SOFR (M)	2.75%	02/2027		41,471.3
		Insurance	First lien senior secured loan	7.36%	SOFR (M)	3.00%	11/2030		20,205.8
Actfy Buyer, Inc.(8)	2180 Sand Hill Road, Suite 300, Menlo Park, CA 94025	Software & Services	First lien senior secured loan	9.36%	SOFR (M)	5.00%	05/2031		29,925.0
Activate Holdings (US) Corp. and CrossPoint Capital AS SPV, LP(9)	1400-1055 Dunsmuir Street, PO Box 49211, Vancouver, BC V7X 1K8, Canada	Software & Services	First lien senior secured loan	9.58%	SOFR (Q)	5.25%	07/2030		20,762.4(4)
		Software & Services	Limited partnership interests					0.02%	143.7(4)
ADMA Biologics Inc.(10)	465 Route 17, South Ramsey, NJ 07446	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured revolving loan	8.34%	SOFR (Q)	3.75%	12/2027		0.6(4)
		Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured loan	10.85%	SOFR (Q)	6.50%	12/2027		2,240.2(4)
Aduro Advisors, LLC(11)	2420 17th Street, Denver, CO 80202	Financial Services	First lien senior secured loan	9.36%	SOFR (M)	5.00%	07/2030		18,532.1
Aerin Medical Inc.(12)	2565 Leghorn Street, Mountain View, CA 94043	Health Care Equipment and Services	First lien senior secured loan	11.06%	SOFR (S)	6.75%	12/2030		13,903.7

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
		Health Care Equipment and Services	Series G preferred shares					22.12%	1,106.2
Agiliti Health, Inc.	6625 W 78th Street, Suite 300, Minneapolis, MN 55439	Health Care Equipment and Services	First lien senior secured loan	7.38%	SOFR (Q)	3.00%	05/2030		17,403.1(4)
AI Aqua Merger Sub, Inc.	9399 W Higgins Road, Suite 1100, Rosemont, IL 60018	Capital Goods	First lien senior secured loan	7.55%	SOFR (M)	3.00%	07/2028		70,901.2
		Capital Goods	First lien senior secured loan	8.05%	SOFR (M)	3.50%	07/2028		52,501.7
AI Titan Parent, Inc.(13)	4601 Six Forks Road, Raleigh, NC 27609	Software & Services	First lien senior secured loan	9.11%	SOFR (M)	4.75%	08/2031		52,712.8
AIP RD Buyer Corp.	450 Lexington Avenue, 40th Floor, New York, NY 10017	Capital Goods	First lien senior secured loan	8.36%	SOFR (M)	4.00%	12/2028		17,932.6
Airx Climate Solutions, Inc.(14)	4308 Grant Boulevard, #1D, Yukon, OK 73099	Capital Goods	First lien senior secured loan	10.18%	SOFR (Q)	5.75%	11/2029		23,329.1
		Capital Goods	First lien senior secured loan	9.47%	SOFR (Q)	5.00%	11/2029		13,244.3
Alcami Corporation(15)	2320 Scientific Park Drive, Wilmington, NC 28405	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured revolving loan	11.44%	SOFR (M)	7.00%	12/2028		41.1
		Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured loan	11.66%	SOFR (Q)	7.00%	12/2028		4,323.8
Aldinger Company Inc(16)	1440 Prudential Drive, Dallas, TX 75235	Commercial & Professional Services	First lien senior secured loan	9.61%	SOFR (M)	5.25%	07/2027		29,004.6
AlixPartners, LLP	909 3rd Avenue, New York, NY 10022	Commercial & Professional Services	First lien senior secured loan	6.97%	SOFR (M)	2.50%	02/2028		35,781.5
Alliance Laundry Systems LLC	221 Shepard Street, Ripon, WI 54971	Capital Goods	First lien senior secured loan	7.84%	SOFR (M)	3.50%	08/2031		26,452.0
Alliant Holdings Intermediate, LLC	1301 Dove Street, Suite 200, Newport Beach, CA 92660	Insurance	First lien senior secured loan	7.11%	SOFR (M)	2.75%	09/2031		42,237.7
Alpha Generation LLC	1501 McKinney Street, Suite 600, Houston, TX 77010	Independent Power and Renewable Electricity Producers	First lien senior secured loan	7.11%	SOFR (M)	2.75%	09/2031		7,022.6
Alterra Mountain Company	3501 Wazee Street, Denver, CO 80216	Consumer Services	First lien senior secured loan	7.11%	SOFR (M)	2.75%	08/2028		21,774.6
		Consumer Services	First lien senior secured loan	7.36%	SOFR (M)	3.00%	05/2030		11,862.5
Amazon Holdco Inc.	4800 Westfields Boulevard, Suite 400, Chantilly, VA 20151	Consumer Distribution and Retail	First lien senior secured loan	6.61%	SOFR (M)	2.25%	09/2031		21,182.2(4)
AMCP Clean Acquisition Company, LLC(17)	18 N New Jersey Avenue, Atlantic City, NJ 08401	Commercial & Professional Services	First lien senior secured loan	9.08%	SOFR (Q)	4.75%	06/2028		5,710.4
Amerivet Partners Management, Inc. and AVE Holdings LP(18)	8610 N New Braunfels Avenue, San Antonio, TX 78217	Health Care Equipment and Services	Subordinated loan	16.50% PIK			12/2030		34,100.7
		Health Care Equipment and Services	Class A units					0.14%	195.4
		Health Care Equipment and Services	Class C units					0.31%	9.9
Amethyst Radiotherapy Group B.V.(19)	Soseaua Odai 42, Otopeni, 075100, Romania	Health Care Equipment and Services	First lien senior secured loan	8.31%	Euribor (Q)	5.25%	04/2031		2,070.9(4)
AmSpec Parent, LLC	1249 S River Road, Cranbury, NJ 08512	Commercial & Professional Services	First lien senior secured loan	8.58%	SOFR (S)	4.25%	12/2031		10,050.0

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
AMWINS Group, Inc.	4725 Piedmont Row Drive, Suite 600, Charlotte, NC 28210	Insurance	First lien senior secured loan	6.72%	SOFR (M)	2.25%	02/2028		43,513.6
Ankura Consulting Group, LLC	485 Lexington Avenue, 10th Floor, New York, NY 10017	Commercial & Professional Services	First lien senior secured loan	7.84%	SOFR (M)	3.50%	12/2031		15,626.9
Apex Service Partners, LLC and Apex Service Partners Holdings, LLC (20)	201 E Kennedy Boulevard, Suite 1600, Tampa, FL 33602	Consumer Services	First lien senior secured revolving loan	9.51%	SOFR (Q)	5.00%	10/2029		1,386.9
		Consumer Services	First lien senior secured loan	9.52%	SOFR (Q)	5.00%	10/2030		46,831.7
		Consumer Services	Series B common units					0.04%	1,620.9
Applied Systems, Inc.	200 Applied Parkway, University Park, IL 60484	Software & Services	First lien senior secured loan	7.33%	SOFR (Q)	3.00%	02/2031		23,143.4
Aptean, Inc. and Aptean Acquiror Inc.(21)	4325 Alexander Drive, Suite 100, Alpharetta, GA 30022	Software & Services	First lien senior secured loan	9.58%	SOFR (Q)	5.00%	01/2031		39,005.4
ArchKey Holdings Inc. (22)	1572 Larkin Williams Road, St. Louis, MO 63026	Capital Goods	First lien senior secured loan	9.30%	SOFR (M)	4.75%	10/2031		18,136.7
Artera Services, LLC	3100 Interstate North Circle SE, Suite 300, Atlanta, GA 30339	Capital Goods	First lien senior secured loan	8.83%	SOFR (Q)	4.50%	02/2031		24,667.2
Artifact Bidco, Inc.(23)	108 Lakeland Avenue, Dover, DE 19901	Software & Services	First lien senior secured loan	8.83%	SOFR (Q)	4.50%	07/2031		24,848.9
Artivion, Inc.(24)	1655 Roberts Boulevard NW, Kennesaw, GA 30144	Health Care Equipment and Services	First lien senior secured revolving loan	8.59%	SOFR (Q)	4.00%	01/2030		1,983.0(4)
		Health Care Equipment and Services	First lien senior secured loan	11.09%	SOFR (Q)	6.50%	01/2030		26,884.3(4)
AssuredPartners, Inc.	450 S Orange Avenue, 4th Floor, Orlando, FL 32801	Insurance	First lien senior secured loan	7.86%	SOFR (M)	3.50%	02/2031		60,138.1
Asurion, LLC	648 Grassmere Park, Suite 300, Nashville, TN 37211	Software & Services	First lien senior secured loan	7.72%	SOFR (M)	3.25%	12/2026		26,186.0
		Software & Services	First lien senior secured loan	7.72%	SOFR (M)	3.25%	07/2027		13,824.5
athenahealth Group Inc.	311 Arsenal Street, Watertown, MA 02472	Health Care Equipment and Services	First lien senior secured loan	7.61%	SOFR (M)	3.25%	02/2029		54,483.9
ATRM 14	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	16.20%			10/2037		4,999.0(4)
		Investment Funds and Vehicles	Collaterized loan obligation	11.40%	SOFR (Q)	6.50%	10/2037		5,712.7(4)
		Investment Funds and Vehicles	Collaterized loan obligation	11.70%			10/2037		391.2(4)
ATRM 15	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	11.15%	SOFR (Q)	6.50%	07/2037		1,928.3(4)
AUDAX 2024-9	320 Park Avenue, 19th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	9.82%	SOFR (Q)	5.20%	04/2036		2,033.3(4)
Avalign Holdings, Inc. and Avalign Technologies, Inc. (25)	2275 Half Day Road, Bannockburn, IL 60015	Health Care Equipment and Services	First lien senior secured revolving loan	10.85%	SOFR (M)	6.50%	12/2028		791.3
		Health Care Equipment and Services	First lien senior secured loan	11.76% (3.63% PIK)	SOFR (Q)	7.25%	12/2028		24,968.6
BABSN 2023-3	300 S Tryon Street, Suite 2500, Charlotte, NC 28202	Investment Funds and Vehicles	Collaterized loan obligation	11.99%	SOFR (Q)	7.33%	10/2036		579.9(4)

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
Badia Spices, LLC(26)	1400 NW 93rd Avenue, Doral, FL 33172	Food & Beverage	First lien senior secured loan	9.07%	SOFR (Q)	4.50%	11/2030		126,321.4
BALLY 2022-21	88 Black Falcon Avenue, Suite 167 V13F, Boston, MA 02210	Investment Funds and Vehicles	Collaterized loan obligation	15.70%			10/2037		2,378.9(4)
BALLY 2023-24	88 Black Falcon Avenue, Suite 167 V13F, Boston, MA 02210	Investment Funds and Vehicles	Collaterized loan obligation	9.71%	SOFR (Q)	5.05%	07/2036		1,524.7(4)
BALLY 2024-26	88 Black Falcon Avenue, Suite 167 V13F, Boston, MA 02210	Investment Funds and Vehicles	Collaterized loan obligation	11.43%	SOFR (Q)	6.10%	07/2037		1,513.1(4)
Bamboo US BidCo LLC (27)	1 Baxter Parkway, Deerfield, IL 60015	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured loan	9.77%	SOFR (Q)	5.25%	09/2030		14,056.4
		Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured loan	8.25%	Euribor (Q)	5.25%	09/2030		8,303.6
Barnes Group Inc.	123 Main Street, Bristol, CT 06010	Consumer Distribution and Retail	First lien senior secured loan	7.33%	SOFR (S)	3.00%	12/2031		19,990.0
BCC 2020-1	John Hancock Tower, 200 Clarendon Street, Boston, MA 02116	Investment Funds and Vehicles	Collaterized loan obligation	11.78%	SOFR (Q)	7.15%	04/2033		1,765.3(4)
BCC 2023-3	John Hancock Tower, 200 Clarendon Street, Boston, MA 02116	Investment Funds and Vehicles	Collaterized loan obligation	9.88%	SOFR (Q)	5.25%	07/2036		1,533.6(4)
BCPE Empire Holdings, Inc.	255 Route 1 and 9, Jersey City, NJ 07306	Capital Goods	First lien senior secured loan	7.86%	SOFR (M)	3.50%	12/2028		17,280.5
BCPE Pequod Buyer, Inc. (28)	1000 Chesterbrook Boulevard, Berwyn, PA 19312	Software & Services	First lien senior secured loan	7.81%	SOFR (Q)	3.50%	11/2031		30,268.0
BCTO Ignition Purchaser, Inc.	71 S Wacker Drive, Suite 400, Chicago, IL 60606	Software & Services	First lien senior secured loan	13.63% PIK	SOFR (Q)	9.00%	10/2030		18,115.4(4)
Belfor Holdings, Inc.	185 Oakland Avenue, Suite 300, Birmingham, MI 48009	Consumer Services	First lien senior secured loan	8.11%	SOFR (M)	3.75%	11/2030		12,055.3
Belron Finance US LLC	Milton Park, Stroude Road, Egham TW20 9EL, United Kingdom	Consumer Services	First lien senior secured loan	7.27%	SOFR (Q)	2.75%	10/2031		22,433.5(4)
BEP Intermediate Holdco, LLC	307 Waverley Oaks Road, Suite 401, Waltham, MA 02452	Software & Services	First lien senior secured loan	7.61%	SOFR (M)	3.25%	04/2031		19,367.9
Berlin Packaging L.L.C.	525 W Monroe Street, Chicago, IL 60661	Materials	First lien senior secured loan	7.83%	SOFR (Q)	3.50%	06/2031		14,259.8
BERRY 2024-1	345 Park Avenue, New York, NY 10154	Investment Funds and Vehicles	Collaterized loan obligation	12.50%			10/2037		2,354.6(4)
BGI Purchaser, Inc.(29)	801 State Street, Bowling Green, KY 42101	Consumer Distribution and Retail	First lien senior secured revolving loan	8.51%	SOFR (Q)	4.00%	05/2030		11,109.8
		Consumer Distribution and Retail	First lien senior secured loan	9.51%	SOFR (Q)	5.00%	05/2031		34,354.4
BGIF IV Fearless Utility Services, Inc.(30)	1688 W Hibiscus Boulevard, Melbourne, FL 32901	Capital Goods	First lien senior secured revolving loan				06/2030		—
		Capital Goods	First lien senior secured loan	9.45%	SOFR (M)	5.00%	06/2031		42,205.5
Bizzdesign Holding BV	Capitool 15, 7521 PL Enschede, Netherlands	Software & Services	First lien senior secured loan	9.20%	Euribor (Q)	6.50%	10/2031		2,847.5(4)
Bleriot US Bidco Inc.	Cleeve Business Park, Bishops Cleeve, Cheltenham GL52 8TW, United Kingdom	Capital Goods	First lien senior secured loan	7.08%	SOFR (Q)	2.75%	10/2030		4,552.5

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
BNZ TopCo B.V.(31)	Hoogoorddreef 15, 1101 BA Amsterdam, Netherlands	Independent Power and Renewable Electricity Producers	Senior subordinated loan	8.60%	Euribor (Q)	5.75%	10/2030		11,260.4(4)
Bobcat Purchaser, LLC and Bobcat Topco, L.P. (32)	2074 Summit Lake Drive, Tallahassee, FL 32317	Software & Services	First lien senior secured loan	9.07%	SOFR (Q)	4.75%	06/2030		13,236.7
		Software & Services	Class A-1 units					0.04%	115.2
Boost Newco Borrower, LLC	8500 Governors Hill Drive, Cincinnati, OH 45249	Software & Services	First lien senior secured loan	6.83%	SOFR (Q)	2.50%	01/2031		22,432.5
BR PJK Produce, LLC	3310 75th Avenue, Landover, MD 20785	Consumer Distribution and Retail	First lien senior secured loan	10.71%	SOFR (Q)	6.25%	11/2027		2,698.2
		Consumer Distribution and Retail	First lien senior secured loan	10.99%	SOFR (Q)	6.25%	11/2027		457.5
Bracket Intermediate Holding Corp.	785 Arbor Way, Blue Bell, PA 19422	Health Care Equipment and Services	First lien senior secured loan	8.58%	SOFR (Q)	4.25%	05/2028		33,734.8
BradyPlus Holdings, LLC (33)	7055 S Lindell Road, Las Vegas, NV 89118	Consumer Distribution and Retail	First lien senior secured loan	9.52%	SOFR (M)	5.00%	10/2029		31,287.1
		Consumer Distribution and Retail	First lien senior secured loan	9.40%	SOFR (Q)	5.00%	10/2029		198.0
Broadcast Music, Inc.(34)	7 World Trade Center, 250 Greenwich Street, New York, NY 10007	Media & Entertainment	First lien senior secured loan	10.39%	SOFR (Q)	5.75%	02/2030		29,467.3
Broadstreet Partners, Inc.	580 N 4th Street, Suite 560 , Columbus, OH 43215	Insurance	First lien senior secured loan	7.36%	SOFR (M)	3.00%	06/2031		31,990.1
BROOKP 2024-1	345 Park Avenue, New York, NY 10154	Investment Funds and Vehicles	Collaterized loan obligation	11.12%	SOFR (Q)	6.50%	04/2037		1,024.1(4)
Brown Group Holding, LLC	345 Park Avenue, New York, NY 10154	Capital Goods	First lien senior secured loan	6.90%	SOFR (M)	2.50%	07/2031		31,502.2
BSP 2016-9	1 Madison Avenue, Suite 1600, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	10.52%	SOFR (Q)	5.90%	10/2037		3,148.7(4)
BSP 2018-14	1 Madison Avenue, Suite 1600, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	10.74%	SOFR (Q)	6.15%	10/2037		5,633.8(4)
BSP 2022-28	1 Madison Avenue, Suite 1600, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	9.96%	SOFR (Q)	5.40%	10/2037		501.4(4)
BSP 2024-34	1 Madison Avenue, Suite 1600, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	11.33%	SOFR (Q)	6.70%	07/2037		1,287.9(4)
BSP 2024-35	1 Madison Avenue, Suite 1600, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	10.73%	SOFR (Q)	6.10%	04/2037		1,273.2(4)
BSP 2024-37	1 Madison Avenue, Suite 1600, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	12.50%			01/2038		8,430.0(4)
BSP 2024-38A	1 Madison Avenue, Suite 1600, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	9.31%	SOFR (Q)	5.00%	01/2038		3,769.5(4)
BTCP 2023-1	850 Library Avenue, Suite 204, Newark, DE 19711	Investment Funds and Vehicles	Collaterized loan obligation	11.10%	SOFR (M)	6.50%	09/2030		6,100.0(4)
Bulldog Purchaser Inc.	1 Lombard Street, San Francisco, CA 94111	Consumer Services	First lien senior secured loan	8.58%	SOFR (Q)	4.25%	06/2031		6,621.9
		Consumer Services	First lien senior secured loan	8.34%	SOFR (S)	3.75%	06/2031		1,031.0
Bumble Bidco Limited(35)	The Victory Offices, 112 Victory Road, Blackpool FY1 3NW, United Kingdom	Consumer Services	First lien senior secured loan	11.49%	SONIA (Q)	6.75%	10/2030		6,645.7(4)

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
Burgess Point Purchaser Corporation	29627 Renaissance Boulevard, Daphne, AL 36526	Capital Goods	First lien senior secured loan	9.68%	SOFR (Q)	5.25%	07/2029		61,814.9
BW Holding, Inc.	20 Carter Drive, Guilford, CN 06437	Materials	First lien senior secured loan	8.66%	SOFR (Q)	4.00%	12/2028		12,916.0
BX 2024-SLCT	345 Park Avenue, New York, NY 10154	Investment Funds and Vehicles	Commercial mortgage- backed security	7.84%	SOFR (M)	3.39%	01/2040		24,139.8(4)
Caesars Entertainment Inc	1 Caesars Palace Drive, Las Vegas, NV 89109	Consumer Services	First lien senior secured loan	6.61%	SOFR (M)	2.25%	02/2030		8,099.1(4)
		Consumer Services	First lien senior secured loan	6.61%	SOFR (M)	2.25%	02/2031		7,702.7(4)
Calpine Corp	717 Texas Avenue, Suite 1000, Houston, TX 77002	Independent Power and Renewable Electricity Producers	First lien senior secured loan	6.12%	SOFR (M)	1.75%	12/2027		5,974.8
Cambrex Corporation	1 Meadowlands Plaza, East Rutherford, NJ 07073	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured loan	7.96%	SOFR (M)	3.50%	12/2026		44,820.7
Cannon Bridge Designated Activity Company(36)	2 Dockland Central, Guild Street, North Dock, Dublin D01 K2C5, Ireland	Financial Services	Private asset-backed investment	10.56%	Euribor (S)	7.50%	10/2033		680.0(4)
		Financial Services	Private asset-backed investment	5.71%	Euribor (S)	2.65%	10/2033		680.0(4)
		Financial Services	Private asset-backed investment	12.32%	SOFR (S)	7.50%	10/2033		43.9(4)
		Financial Services	Private asset-backed investment	7.47%	SOFR (S)	2.65%	10/2033		43.9(4)
Cast & Crew LLC	2300 Empire Avenue, 5th Floor, Burbank, CA 91504	Software & Services	First lien senior secured loan	8.11%	SOFR (M)	3.75%	12/2028		9,651.7
CAVU 2021-1	295 Madison Avenue, 6th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	11.63%	SOFR (Q)	7.00%	07/2037		1,006.3(4)
CBTS Borrower, LLC and CBTS TopCo, L.P.	25 Merchant Street, Cincinnati, OH 45246	Software & Services	First lien senior secured loan	12.50%	SOFR (Q)	8.00%	12/2030		7,315.0
		Software & Services	Series A-2 preferred shares					0.27%	1,200.0
CCC Intelligent Solutions Inc.	222 Merchandise Mart Plaza, Suite 900, Chicago, IL 60654	Software & Services	First lien senior secured loan	6.72%	SOFR (M)	2.25%	09/2028		10,960.6(4)
CEDF 2021-14	6300 C Street SW, Cedar Rapids, IA 52404	Investment Funds and Vehicles	Collaterized loan obligation	15.40%			07/2033		975.2(4)
Celnor Group Limited(38)	Beaumont Midtown, 322 High Holborn, London WC1V 7PB, United Kingdom	Commercial & Professional Services	First lien senior secured loan	9.70%	SONIA (Q)	5.00%	08/2031		4,137.9(4)
Centralsquare Technologies, LLC and Supermoose Newco, Inc. (39)	1000 Business Center Drive, Lake Mary, FL 32746	Software & Services	First lien senior secured revolving loan				04/2030		—
		Software & Services	First lien senior secured loan	10.63% (3.50% PIK)	SOFR (M)	6.25%	04/2030		38,765.9
		Software & Services	Series A preferred stock	15.00% PIK				6.90%	25,293.7
Century De Buyer LLC	1230 Avenue of the Americas, New York, NY 10020	Consumer Services	First lien senior secured loan	7.90%	SOFR (S)	3.50%	10/2030		23,813.0
Cezanne Bidco(40)	3 Boulevard de Sebastopol, 75001 Paris, France	Financial Services	First lien senior secured loan	9.18%	Euribor (Q)	6.50%	10/2031		10,723.4(4)
CFC Funding LLC	21300 Coach Gibbs Drive, Ashburn, VA 20147	Media & Entertainment	Loan instrument units	9.75% PIK				3.53%	5,829.3(4)

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
CGMS 2019-2	1 Vanderbilt Avenue, Suite 3400, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	11.83%	SOFR (Q)	7.00%	10/2037		4,526.6(4)
CGMS 2022-2	1 Vanderbilt Avenue, Suite 3400, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	11.51%	SOFR (Q)	6.95%	01/2038		2,913.0(4)
CGMS 2022-5	1 Vanderbilt Avenue, Suite 3400, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	12.20%	SOFR (Q)	7.10%	10/2037		4,321.1(4)
CGMS 2023-1	1 Vanderbilt Avenue, Suite 3400, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	9.72%	SOFR (Q)	5.10%	07/2035		1,271.5(4)
CGMS 2023-2	1 Vanderbilt Avenue, Suite 3400, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	9.62%	SOFR (Q)	5.00%	07/2036		2,044.5(4)
CGMS 2024-1	1 Vanderbilt Avenue, Suite 3400, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	11.58%	SOFR (Q)	6.92%	04/2037		1,126.8(4)
CGMS 2024-2	1 Vanderbilt Avenue, Suite 3400, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	11.48%	SOFR (Q)	6.85%	04/2037		1,544.1(4)
CGMS 2024-3	1 Vanderbilt Avenue, Suite 3400, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	11.70%	SOFR (Q)	6.40%	07/2036		2,680.9(4)
CGMS 2024-5	1 Vanderbilt Avenue, Suite 3400, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	12.60%			10/2036		2,487.9(4)
		Investment Funds and Vehicles	Collaterized loan obligation	10.20%	SOFR (Q)	5.65%	10/2036		1,537.6(4)
Charlotte Buyer, Inc.	655 Brawley School Road, Suite 200, Mooresville, NC 28117	Health Care Equipment and Services	First lien senior secured loan	9.14%	SOFR (M)	4.75%	02/2028		17,547.9
Chart Industries, Inc.	3055 Torrington Drive, Ball Ground, GA 30107	Capital Goods	First lien senior secured loan	7.09%	SOFR (Q)	2.50%	03/2030		6,434.9(4)
Charter Communications Operating, LLC	400 Washington Boulevard, Stamford, CT 06902	Media & Entertainment	First lien senior secured loan	6.78%	SOFR (S)	2.25%	11/2031		24,141.8(4)
Charter Next Generation, Inc.	1264 E High Street, Milton, WI 53563	Materials	First lien senior secured loan	7.53%	SOFR (M)	3.00%	11/2030		47,125.2
Chillaton Bidco Limited (41)	45 Mortimer Street, 3rd Floor, London W1W 8HJ, United Kingdom	Capital Goods	First lien senior secured loan	11.22%	SONIA (S)	6.50%	05/2031		5,089.1(4)
Chobani, LLC	147 State Highway 320, Norwich, NY 13815	Food & Beverage	First lien senior secured loan	7.72%	SOFR (M)	3.25%	10/2027		9,127.2
		Food & Beverage	First lien senior secured loan	8.11%	SOFR (M)	3.75%	10/2027		8,866.7
CIFC 2018-1	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	9.72%	SOFR (Q)	5.25%	01/2038		834.0(4)
CIFC 2020-4	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	9.33%	SOFR (Q)	4.90%	01/2040		5,528.6(4)
CIFC 2021-1	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	10.63%	SOFR (Q)	6.00%	07/2037		1,853.0(4)
CIFC 2021-4	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	11.37%	SOFR (Q)	6.20%	07/2037		1,027.6(4)
CIFC 2021-5	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	9.41%	SOFR (Q)	5.10%	01/2038		3,517.5(4)

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
CIFC 2022-5	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	8.55%	SOFR (Q)	3.90%	01/2037		6,132.8(4)
CIFC 2022-6	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	10.36%	SOFR (Q)	5.75%	10/2038		447.9(4)
CIFC 2022-7	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	9.91%	SOFR (Q)	5.35%	01/2038		689.5(4)
CIFC 2024-1	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	11.23%	SOFR (Q)	6.60%	04/2037		386.0(4)
CIFC 2024-2	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	11.03%	SOFR (Q)	6.40%	04/2037		2,057.6(4)
CIFC 2024-4	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	12.70%			10/2037		2,511.0(4)
CIFC 2024-5	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	9.48%	SOFR (Q)	5.15%	01/2038		4,020.8(4)
City Line Distributors LLC and City Line Investments LLC(42)	20 Industry Drive Ext, West Haven, CT 06516	Consumer Distribution and Retail	First lien senior secured loan	10.48%	SOFR (M)	6.00%	08/2028		2,767.2
		Consumer Distribution and Retail	Class A units	8.00% PIK				0.10%	131.0
Clarios Global LP	Florist Tower, 5757 N Green Bay Avenue, Milwaukee, WI 53201	Automobiles & Components	First lien senior secured loan	6.86%	SOFR (M)	2.50%	05/2030		12,681.0
Cliffwater LLC(43)	4640 Admiralty Way, 11th Floor, Marina del Rey, CA 90292	Financial Services	First lien senior secured loan	8.86%	SOFR (M)	4.50%	10/2030		10,946.7(4)
Cloud Software Group, Inc. and Picard Parent, Inc.	851 W Cypress Creek Road, Fort Lauderdale, FL 33309	Software & Services	First lien senior secured loan	7.83%	SOFR (Q)	3.50%	03/2029		55,411.4
		Software & Services	First lien senior secured loan	8.08%	SOFR (Q)	3.75%	03/2031		54,633.9
		Software & Services	First lien senior secured notes	8.25%			06/2032		103.1
		Software & Services	Second lien senior secured notes	9.00%			09/2029		13,300.3
ClubCorp Holdings, Inc.	3030 LBJ Freeway, Suite 600, Dallas, TX 75234	Consumer Services	First lien senior secured loan	9.59%	SOFR (Q)	5.00%	09/2026		43,047.0
CNT Holdings I Corp	261 W Data Drive, Draper, UT 84020	Health Care Equipment and Services	First lien senior secured loan	8.09%	SOFR (Q)	3.50%	11/2027		49,727.5
Collision SP Subco, LLC (44)	2300 Briggs Road, Columbus, OH 43223	Automobiles & Components	First lien senior secured revolving loan	10.09%	SOFR (Q)	5.50%	01/2030		52.9
		Automobiles & Components	First lien senior secured loan	10.09%	SOFR (Q)	5.50%	01/2030		4,592.6
Confluent Medical Technologies, Inc.	47533 Westinghouse Drive, Fremont, CA 94539	Health Care Equipment and Services	First lien senior secured loan	7.85%	SOFR (Q)	3.25%	02/2029		30,592.9
ConnectWise, LLC	400 N Tampa Street, Suite 130, Tampa, FL 33602	Technology Hardware & Equipment	First lien senior secured loan	8.09%	SOFR (Q)	3.50%	09/2028		46,643.2
Conservice Midco, LLC	750 S Gateway Drive, River Heights, UT 84321	Software & Services	First lien senior secured loan	7.86%	SOFR (M)	3.50%	05/2027		36,344.0
		Software & Services	Second lien senior secured loan	9.61%	SOFR (M)	5.25%	05/2028		17,234.2

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
Constellation Wealth Capital Fund, L.P.(45)	609 W Randolph Street, Chicago, IL 60661	Investment Funds and Vehicles	Limited partner interests					0.19%	1,834.1(4)
Corient Holdings, Inc.	2 S Biscayne Boulevard, Suite 3200, Miami, FL 33131	Financial Services	Series A preferred stock					1.50%	22,832.9
Corporation Service Company	2711 Centerville Road, Suite 400, Wilmington, DE 19808	Commercial & Professional Services	First lien senior secured loan	6.86%	SOFR (M)	2.50%	11/2029		6,040.1
Coupa Holdings, LLC and Coupa Software Incorporated(46)	1855 S Grant Street, San Mateo, CA 94402	Software & Services	First lien senior secured loan	10.09%	SOFR (Q)	5.50%	02/2030		4,567.2
CP Atlas Buyer Inc	1521 N Cooper Street, Suite 500, Arlington, TX 76011	Capital Goods	First lien senior secured loan	8.21%	SOFR (M)	3.75%	11/2027		5,918.4
CPI Holdco B, LLC	5454 W 110th Street, Overland Park, KS 66211	Financial Services	First lien senior secured loan	6.78%	SOFR (Q)	2.25%	05/2031		29,173.5(4)
		Financial Services	First lien senior secured loan	6.36%	SOFR (M)	2.00%	05/2031		5,283.4(4)
CPIG Holdco Inc.(47)	970 Campus Drive, Mundelein, IL 60060	Capital Goods	First lien senior secured revolving loan	9.44%	SOFR (Q)	4.75%	04/2028		0.5
		Capital Goods	First lien senior secured loan	11.69%	SOFR (Q)	7.00%	04/2028		14,812.5
CPPIB OVM Member U.S. LLC	1 Queen Street E, Suite 2500, Toronto, ON M5C 2W5, Canada	Energy	First lien senior secured loan	7.58%	SOFR (Q)	3.25%	08/2031		11,284.0
CPTPK 2024-1	345 Park Avenue, New York, NY 10154	Investment Funds and Vehicles	Collaterized loan obligation	10.62%	SOFR (Q)	6.00%	07/2037		1,442.2(4)
CQP Holdco L.P.	345 Park Avenue, New York, NY 10154	Gas Utilities	First lien senior secured loan	6.33%	SOFR (Q)	2.00%	12/2030		5,005.0(4)
Cradle Lux Bidco S.A.R.L.(48)	100 Cummings Center, Beverly, MA 01915	Health Care Equipment and Services	First lien senior secured loan	10.09%	SOFR (S)	5.50%	11/2031		3,201.7(4)
		Health Care Equipment and Services	First lien senior secured loan	8.28%	Euribor (S)	5.50%	11/2031		9,006.3(4)
Creative Artists Agency, LLC	2000 Avenue of the Stars, Los Angeles, CA 90067	Media & Entertainment	First lien senior secured loan	7.11%	SOFR (M)	2.75%	10/2031		40,708.0
Creek Parent, Inc. and Creek Feeder, L.P.(49)	14 School House Road, Somerset, NJ 08873	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured loan	9.63%	SOFR (S)	5.25%	12/2031		121,658.2
		Pharmaceuticals, Biotechnology & Life Sciences	Limited partnership interest					6.14%	4,209.0
Cross Financial Corp.	491 Main Street, Bangor, ME 04401	Insurance	First lien senior secured loan	7.61%	SOFR (M)	3.25%	10/2031		9,708.8
Crown Equipment Corporation	40 S Washington Street, New Bremen, OH 45869	Capital Goods	First lien senior secured loan	6.94%	SOFR (M)	2.50%	10/2031		7,160.6
Cube Industrials Buyer, Inc. and Cube A&D Buyer Inc.	30 Corporate Drive, Suite 200, Burlington, MA 01803	Capital Goods	First lien senior secured loan	8.13%	SOFR (Q)	3.50%	10/2031		19,522.1
Curia Global, INC.	26 Corporate Circle, AlbaNew York, NY 12203	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured loan	8.44%	SOFR (Q)	3.75%	08/2026		30,444.3
Curium BidCo S.a r.l.	111 W Port Plaza , St. Louis, MO 63146	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured loan	7.96%	SOFR (S)	3.50%	07/2029		18,488.6(4)
CWC Fund I Co-Invest (ALTI) LP	609 W Randolph Street, Chicago, IL 60661	Investment Funds and Vehicles	Limited partnership interests					4.44%	7,171.9(4)
Da Vinci Purchaser Corp.	11111 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured loan	7.86%	SOFR (M)	3.50%	01/2027		52,436.4

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
Databricks, Inc.(50)	160 Spear Street, 15th floor, San Francisco, CA 94105	Software & Services	First lien senior secured loan	8.81%	SOFR (S)	4.50%	12/2030		3,262.3
Davidson Hotel Company LLC(51)	1 Ravinia Drive, Suite 1600, Atlanta, GA 30346	Consumer Services	First lien senior secured revolving loan	9.36%	SOFR (M)	5.00%	10/2031		575.4
		Consumer Services	First lien senior secured loan	9.36%	SOFR (M)	5.00%	10/2031		6,818.6
Delta 2 (Lux) Sarl	9 Rue de Bitbourg, 1273 Hamm, Luxembourg	Consumer Durables & Apparel	First lien senior secured loan	6.60%	SOFR (S)	2.00%	09/2031		10,351.7(4)
		Consumer Durables & Apparel	First lien senior secured loan	6.33%	SOFR (Q)	2.00%	09/2031		5,175.8(4)
Delta Topco, Inc.	2390 Mission College Boulevard, Suite 501, Santa Clara, CA 95054	Telecommunication Services	First lien senior secured loan	8.20%	SOFR (Q)	3.50%	11/2029		25,051.3
Demakes Borrower, LLC (52)	37 Waterhill Street, Lynn, MA 01905	Food & Beverage	First lien senior secured loan	10.45%	SOFR (M)	6.00%	12/2029		11,590.2
Diamond Mezzanine 24 LLC(53)	50 Rockefeller Plaza, New York, NY 10020	Insurance	First lien senior secured revolving loan	11.50%	Base Rate (Q)	4.00%	10/2030		3,712.5
		Insurance	First lien senior secured loan	9.59%	SOFR (Q)	5.00%	10/2030		55,687.5
Diligent Corporation(54)	1385 Broadway, 19th Floor, New York, NY 10018	Software & Services	First lien senior secured revolving loan				08/2030		—
		Software & Services	First lien senior secured loan	10.09%	SOFR (S)	5.00%	08/2030		20,988.5
Dorado Bidco, Inc.(55)	176 N Racine Avenue, Chicago, IL 60607	Commercial & Professional Services	First lien senior secured revolving loan				09/2031		—
		Commercial & Professional Services	First lien senior secured loan	9.08%	SOFR (S)	4.50%	09/2031		6,039.9
DOXA Insurance Holdings LLC and Rocket Co-Invest, SLP(56)	101 E Washington Boulevard, Fort Wayne, IN 46802	Insurance	First lien senior secured loan	9.67%	SOFR (Q)	5.25%	12/2030		39,590.1(4)
		Insurance	Limited partnership interests					0.57%	4,589.5(4)
DP Flores Holdings, LLC (57)	2013 W Morehead Street, Charlotte, NC 28208	Commercial & Professional Services	First lien senior secured loan	10.83% (3.00% PIK)	SOFR (Q)	6.50%	09/2030		52,049.1
DriveCentric Holdings, LLC(58)	12900 Maurer Industrial Drive, Saint Louis, MO 63127	Software & Services	First lien senior secured loan	9.27%	SOFR (Q)	4.75%	08/2031		16,479.6
Drogon Bidco Inc. & Drogon Aggregator LP (59)	5 Penn Plaza, 19th Floor, New York, NY 10001	Commercial & Professional Services	First lien senior secured loan	9.36%	SOFR (M)	5.00%	08/2031		25,801.5
		Commercial & Professional Services	Class A-2 common units					0.80%	4,078.2
DRSLF 2022-104	655 Broad Street, 8th Floor, Newark, NJ 07102	Investment Funds and Vehicles	Collaterized loan obligation	11.92%	SOFR (Q)	7.40%	08/2034		5,815.1(4)
Dundee Eros, LP	’s-Gravelandseweg 80, 1217 EW Hilversum, Netherlands	Media & Entertainment	Limited partnership interest					0.45%	4,283.0
Duraserv LLC(60)	11111 Santa Monica Boulevard, Suite 2000, Los Angeles, CA 90025	Commercial & Professional Services	First lien senior secured loan	8.90%	SOFR (M)	4.50%	06/2031		26,781.1
Dynamo US Bidco Inc.	Vogelweiherstrasse 1/15, Nurnberg, 90441, Germany	Automobiles & Components	First lien senior secured loan	8.26%	SOFR (S)	4.00%	10/2031		16,845.0(4)
Dynasty Acquisition Co., Inc.	6710 N Scottsdale Road, Suite 250, Scottsdale, AZ 85253	Capital Goods	First lien senior secured loan	6.61%	SOFR (M)	2.25%	10/2031		20,260.7

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
Eagle Parent Corp.	2250 Pilot Knob Road, Suite 100, Mendota Heights, MN 55120	Commercial & Professional Services	First lien senior secured loan	8.58%	SOFR (Q)	4.25%	04/2029		8,509.1
Echo Purchaser, Inc.(61)	2325 Dulles Corner Boulevard, Herndon, VA 20171	Software & Services	First lien senior secured revolving loan	12.00%	Base Rate (Q)	4.50%	11/2029		2,704.5
		Software & Services	First lien senior secured loan	9.86%	SOFR (M)	5.50%	11/2029		25,987.5
ECi Macola/MAX Holding, LLC	9 E Loockerman Street, Suite 311, Dover, DE 19901	Software & Services	First lien senior secured loan	7.58%	SOFR (Q)	3.25%	05/2030		13,424.3
Eclipse Topco, Inc., Eclipse Investor Parent, L.P. and Eclipse Buyer, Inc.(62)	3700 N Capital of Texas Highway, Austin, TX 78746	Software & Services	First lien senior secured loan	9.26%	SOFR (M)	4.75%	09/2031		115,203.8
		Software & Services	Preferred units	12.50% PIK				0.98%	3,096.5
		Software & Services	Class A common units					0.04%	261.0
Edmunds Govtech, Inc. (63)	301 Tilton Road, Northfield, NJ 08225	Software & Services	First lien senior secured revolving loan	8.33%	SOFR (Q)	4.00%	02/2030		301.4
		Software & Services	First lien senior secured loan	9.33%	SOFR (Q)	5.00%	02/2031		3,122.9
EFS Cogen Holdings I LLC	2581 Brunswick Avenue, Linden, NJ 07036	Independent Power and Renewable Electricity Producers	First lien senior secured loan	8.11%	SOFR (Q)	3.50%	10/2031		5,987.4
Electron Bidco Inc.	4001 Kennett Pike, Suite 302, Wilmington, DE 19807	Health Care Equipment and Services	First lien senior secured loan	7.11%	SOFR (M)	2.75%	11/2028		42,021.3
ELM12 2021-5	575 5th Avenue, 34th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	10.47%	SOFR (Q)	5.90%	10/2037		1,509.6(4)
ELM24 2023-3	575 5th Avenue, 34th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	9.55%	SOFR (Q)	5.10%	01/2038		2,009.7(4)
ELM27 2024-3	575 5th Avenue, 34th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	10.88%	SOFR (Q)	6.25%	04/2037		2,050.5(4)
ELM29 2024-5	575 5th Avenue, 34th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	11.02%	SOFR (Q)	6.40%	04/2037		3,615.4(4)
ELM30 2024-6	575 5th Avenue, 34th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	10.55%	SOFR (Q)	5.25%	07/2037		1,272.1(4)
ELM32 2024-8	575 5th Avenue, 34th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	12.42%			10/2037		2,340.8(4)
ELM35 2024-11	575 5th Avenue, 34th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	11.20%			10/2037		1,505.4(4)
ELM37 2024-13	575 5th Avenue, 34th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	9.11%	SOFR (Q)	4.75%	01/2038		3,015.0(4)
ELMW1 2019-1	575 5th Avenue, 34th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	8.37%	SOFR (Q)	3.75%	04/2037		6,126.5(4)
ELMW4 2020-1	575 5th Avenue, 34th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	10.78%	SOFR (Q)	6.15%	04/2037		2,593.1(4)
ELMW8 2021-1	575 5th Avenue, 34th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	10.87%	SOFR (Q)	6.25%	04/2037		5,137.6(4)
Emerald Debt Merger Sub LLC	8100 W Florissant Avenue, St. Louis, MO 63136	Technology Hardware & Equipment	First lien senior secured loan	6.93%	SOFR (S)	2.50%	05/2030		21,991.2

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
		Technology Hardware & Equipment	First lien senior secured loan	6.83%	SOFR (Q)	2.50%	08/2031		20,553.5
Empower Payments Investor, LLC(64)	1131 4th Avenue S, Nashville, TN 37210	Health Care Equipment and Services	First lien senior secured loan	8.86%	SOFR (M)	4.50%	03/2031		12,233.1
Endeavor Bidco LLC and Endeavor TopCo, Inc.	225 Liberty Street, 10th Floor, New York, NY 10281	Financial Services	First lien senior secured loan	8.58%	SOFR (Q)	4.25%	08/2029		8,225.9
		Financial Services	Class A common units					0.32%	2,540.0
Ensemble RCM, LLC	11511 Reed Hartman Highway, Cincinnati, OH 45241	Health Care Equipment and Services	First lien senior secured loan	7.59%	SOFR (Q)	3.00%	08/2029		35,351.9
Ensono, Inc.	3333 Finley Road, Downers Grove, IL 60515	Software & Services	First lien senior secured loan	8.47%	SOFR (M)	4.00%	05/2028		33,291.9
Envisage Management Ltd(65)	Devonshire House Office 129, Wade Road, Basingstoke RG24 8PE, United Kingdom	Health Care Equipment and Services	First lien senior secured loan	9.74% (2.00% PIK)	SONIA (Q)	5.00%	04/2031		3,146.9(4)
		Health Care Equipment and Services	First lien senior secured loan	12.22% (2.00% PIK)	SONIA (Q)	7.50%	04/2031		2,258.6(4)
Epicor Software Corporation	804 Las Cimas Parkway, Austin, TX 78746	Software & Services	First lien senior secured loan	7.11%	SOFR (M)	2.75%	05/2031		39,013.5
Equinox Holdings, Inc.	31 Hudson Yards, New York, NY 10001	Consumer Services	First lien senior secured loan	12.58% (4.13% PIK)	SOFR (Q)	8.25%	03/2029		43,091.2
		Consumer Services	Second lien senior secured loan	16.00% PIK			06/2027		3,803.5
eResearch Technology, Inc.	1818 Market Street, Philadelphia, PA 19103	Software & Services	First lien senior secured loan	8.36%	SOFR (M)	4.00%	02/2027		73,444.3
		Software & Services	Second lien senior secured loan	12.46%	SOFR (M)	8.00%	02/2028		8,904.5
Eternal Aus Bidco Pty Ltd (66)	40 Mount Street, Level 5, North Sydney NSW 2060, Australia	Consumer Services	First lien senior secured loan	10.72%	BBSY (Q)	6.25%	11/2029		6,346.1(4)
Excel Fitness Consolidator LLC(67)	1901 W Braker Lane, Austin, TX 78758	Consumer Services	First lien senior secured loan	9.83%	SOFR (Q)	5.50%	04/2029		10,233.8
Excelitas Technologies Corp.(68)	200 West Street, Waltham, MA 02451	Technology Hardware & Equipment	First lien senior secured loan	9.61%	SOFR (M)	5.25%	08/2029		32,500.0
Expereo USA, Inc. and Ristretto Bidco B.V.(69)	Thomas R Malthusstraat 3A, 1066 JR Amsterdam, Netherlands	Telecommunication Services	First lien senior secured loan	10.40%	SOFR (Q)	6.00%	12/2030		54,617.7(4)
FCG Acquisitions, Inc.	3915 Shopton Road, Charlotte, NC 28217	Capital Goods	First lien senior secured loan	8.22%	SOFR (M)	3.75%	03/2028		20,417.5
Fertitta Entertainment, LLC	1510 W Loop S, Houston, TX 77027	Consumer Services	First lien senior secured loan	7.86%	SOFR (M)	3.50%	01/2029		31,840.8
Fever Labs, Inc.(70)	76 Greene Street, New York, NY 10012	Media & Entertainment	First lien senior secured revolving loan	11.00%			11/2028		5,974.0
		Media & Entertainment	First lien senior secured loan	11.00%			11/2028		20,625.7
		Media & Entertainment	Series E-5 Convertible Shares					0.05%	1,477.2
Financiere Mendel	7 Rue Vignon, Paris, 75008, France	Health Care Equipment and Services	First lien senior secured loan	7.77%	SOFR (Q)	3.25%	11/2030		7,979.7(4)
Finastra USA, Inc., DH Corporation/Societe DH, and Finastra Europe S.A R.L.(71)	4 Kingdom Street, London W2 6BD, United Kingdom	Software & Services	First lien senior secured loan	11.65%	SOFR (Q)	7.25%	09/2029		22,480.5(4)
FinEquity Holdings, LLC	347 Don Shula Drive, Miami Gardens, FL 33056	Media & Entertainment	Class A common interest					2.00%	138,844.9

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
		Media & Entertainment	Class A common interest					2.00%	4,056.2
		Media & Entertainment	Class A common interest					2.00%	1,000.5
First Student Bidco Inc.	191 Rosa Parks Street, 8th Floor, Cincinnati, OH 45202	Transportation	First lien senior secured loan	6.89%	SOFR (S)	2.50%	07/2028		27,984.5
		Transportation	First lien senior secured loan	6.89%	SOFR (S)	2.50%	07/2028		7,395.3
Fitness Ventures Holdings, Inc. and Meaningful Partners Fitness Ventures Co-Investment LP(72)	999 Douglas Avenue, Altamonte Springs, FL 32714	Consumer Services	First lien senior secured revolving loan	8.36%	SOFR (M)	4.00%	08/2030		2,368.9
		Consumer Services	First lien senior secured loan	9.86%	SOFR (M)	5.50%	08/2031		35,733.8
		Consumer Services	Common units					4.88%	13,471.3
FL Hawk Intermediate Holdings, Inc.(73)	3145 Medlock Bridge Road, Norcross, GA 30071	Technology Hardware & Equipment	First lien senior secured loan	8.83%	SOFR (Q)	4.50%	02/2030		7,853.0
Flexsys Holdings, Inc.	260 Springside Drive, Akron, OH 44333	Materials	First lien senior secured loan	9.84%	SOFR (Q)	5.25%	11/2028		7,754.0
Flint OpCo, LLC(74)	4550 Main Street, Suite 220, Kansas City, MO 64111	Consumer Services	First lien senior secured loan	9.11%	SOFR (Q)	4.75%	08/2030		11,715.9
FlyWheel Acquireco, Inc. (75)	6600 Kalanianaole Highway, Suite 200, Honolulu, HI 96825	Commercial & Professional Services	First lien senior secured revolving loan	10.86%	SOFR (M)	6.50%	05/2028		1,071.4
		Commercial & Professional Services	First lien senior secured loan	10.86%	SOFR (M)	6.50%	05/2030		13,225.4
Focus Financial Partners, LLC(76)	875 3rd Avenue, 28th Floor, New York, NY 10022	Financial Services	First lien senior secured loan	7.61%	SOFR (M)	3.25%	09/2031		31,870.0
Freeport LNG investments, LLLP	333 Clay Street, Suite 5050, Houston, TX 77002	Energy	First lien senior secured loan	7.88%	SOFR (Q)	3.00%	11/2026		39,758.6
		Energy	First lien senior secured loan	8.38%	SOFR (Q)	3.50%	12/2028		2,007.2
Gainwell Acquisition Corp.	9 W 57th Street, 32nd Floor, New York, NY 10019	Health Care Equipment and Services	First lien senior secured loan	8.43%	SOFR (Q)	4.00%	10/2027		24,598.2
Gates Global LLC	1144 15th Street, Denver, CO 80202	Capital Goods	First lien senior secured loan	6.11%	SOFR (M)	1.75%	11/2029		853.8(4)
GC Waves Holdings, Inc. (77)	1200 17th Street, Denver, CO 80202	Financial Services	First lien senior secured loan	9.21%	SOFR (M)	4.75%	10/2030		7,539.2(4)
GCBSL 2022-60	150 S Wacker Drive, Suite 800, Chicago, IL 60606	Investment Funds and Vehicles	Collaterized loan obligation	10.63%	SOFR (Q)	6.00%	10/2034		2,364.9(4)
GCBSL 2024-77	150 S Wacker Drive, Suite 800, Chicago, IL 60606	Investment Funds and Vehicles	Collaterized loan obligation	9.20%	SOFR (Q)	4.85%	01/2038		1,507.5(4)
GCM HVAC Holdco, LLC and GCM HVAC Topco, LLC	250 W 55th Street, 36th Floor, New York, NY 10019	Commercial & Professional Services	First lien senior secured loan	14.00%			09/2031		2,639.9
		Commercial & Professional Services	Class A common units					0.80%	1,486.5
Gen II Fund Services, LLC	1675 Broadway, 4th Floor, New York, NY 10019	Financial Services	First lien senior secured loan	7.08%	SOFR (M)	2.75%	11/2031		50,655.9
Generator US Buyer, Inc. (78)	6450 Kestrel Road, Mississauga, ON L5T 1Z7, Canada	Capital Goods	First lien senior secured loan	8.42%	CORRA (Q)	5.25%	07/2030		6,414.3(4)

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
		Capital Goods	First lien senior secured loan	9.58%	SOFR (S)	5.25%	07/2030		1,857.3(4)
		Capital Goods	First lien senior secured loan	8.70%	CORRA (Q)	5.25%	07/2030		218.2(4)
Genesys Cloud Services Holdings I, LLC	1302 El Camino Real, Suite 300, Menlo Park, CA 94025	Software & Services	First lien senior secured loan	7.36%	SOFR (M)	3.00%	12/2027		32,054.1
Gestion ABS Bidco Inc. / ABS Bidco Holdings Inc. (79)	1155 Boulevard René-Lévesque O, Suite 4100, Montréal, QC H3B 3V2, Canada	Insurance	First lien senior secured loan	8.54%	CORRA (Q)	5.25%	03/2031		12,578.0(4)
GFL Environmental Inc.	100 New Park Place, Suite 500, Vaughan, ON L4K 0H9, Canada	Commercial & Professional Services	First lien senior secured loan	6.61%	SOFR (Q)	2.00%	07/2031		6,778.2(4)
GLM 2022-12	300 Park Avenue, 21st Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	10.32%	SOFR (Q)	5.70%	07/2037		2,153.6(4)
Global Music Rights, LLC(80)	907 Westwood Boulevard, Los Angeles, CA 90024	Media & Entertainment	First lien senior secured revolving loan	9.10%	SOFR (Q)	4.75%	12/2031		1,159.9
		Media & Entertainment	First lien senior secured loan	9.10%	SOFR (S)	4.75%	12/2031		134,308.9
GNRT 2	225 Liberty Street, Suite 4210, New York, NY 10281	Investment Funds and Vehicles	Collaterized loan obligation	11.98%	SOFR (Q)	7.35%	10/2037		256.2(4)
GNRT 2022-10	225 Liberty Street, Suite 4210, New York, NY 10281	Investment Funds and Vehicles	Collaterized loan obligation	12.70%	SOFR (Q)	8.07%	07/2035		505.8(4)
GNRT 2023-11	225 Liberty Street, Suite 4210, New York, NY 10281	Investment Funds and Vehicles	Collaterized loan obligation	12.14%	SOFR (Q)	7.30%	10/2037		2,320.8(4)
GNRT 2024-15	225 Liberty Street, Suite 4210, New York, NY 10281	Investment Funds and Vehicles	Collaterized loan obligation	11.32%	SOFR (Q)	6.70%	07/2037		2,050.2(4)
GNRT 2024-18	225 Liberty Street, Suite 4210, New York, NY 10281	Investment Funds and Vehicles	Collaterized loan obligation	12.60%			01/2038		6,519.0(4)
GNRT 2024-20	225 Liberty Street, Suite 4210, New York, NY 10281	Investment Funds and Vehicles	Collaterized loan obligation	12.30%			01/2038		17,977.3(4)
GNRT 4	225 Liberty Street, Suite 4210, New York, NY 10281	Investment Funds and Vehicles	Collaterized loan obligation	11.52%	SOFR (Q)	6.90%	07/2037		2,049.4(4)
GNRT 6	225 Liberty Street, Suite 4210, New York, NY 10281	Investment Funds and Vehicles	Collaterized loan obligation	11.79%	SOFR (Q)	7.25%	10/2037		1,867.6(4)
GNRT 9	225 Liberty Street, Suite 4210, New York, NY 10281	Investment Funds and Vehicles	Collaterized loan obligation	10.82%	SOFR (Q)	6.35%	01/2038		4,031.1(4)
GOCAP 2024-71	200 Park Avenue, 25th Floor, New York, NY 10166	Investment Funds and Vehicles	Collaterized loan obligation	9.62%	SOFR (Q)	5.10%	02/2037		4,584.1(4)
Golden State Foods LLC	18301 Von Karman Avenue, Suite 1100, Irvine, CA 92612	Consumer Services	First lien senior secured loan	8.77%	SOFR (M)	4.25%	10/2031		19,783.0
Goosehead Insurance Holdings, LLC	1500 Solana Boulevard, Building 4, Suite 4500, Westlake, TX 76262	Insurance	First lien senior secured loan	7.83%	SOFR (S)	3.50%	12/2031		10,050.0(4)
Grant Thornton Advisors LLC	171 N Clark Street, Suite 200, Chicago, IL 60601	Commercial & Professional Services	First lien senior secured loan	7.61%	SOFR (M)	3.25%	06/2031		25,950.8
		Commercial & Professional Services	First lien senior secured loan	7.36%	SOFR (S)	2.75%	06/2031		2,498.0

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
Grifols Worldwide Operations USA, Inc.	13111 Temple Avenue, City Of Industry, CA 91746	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured loan	6.74%	SOFR (Q)	2.00%	11/2027		18,331.2(4)
GS SEER Group Borrower LLC and GS SEER Group Holdings LLC(81)	160 NW Gilman Boulevard, Issaquah, WA 98027	Consumer Services	First lien senior secured loan	11.08%	SOFR (Q)	6.75%	04/2030		11,750.0
		Consumer Services	Class A common units					0.01%	75.3
GSV Purchaser, Inc.(82)	100 Newtown Road, Plainview, NY 11803	Capital Goods	First lien senior secured loan	9.30%	SOFR (M)	4.75%	08/2031		35,855.8
GTCR Everest Borrower, LLC(83)	55 Walls Drive, Fairfield, CT, 06824	Financial Services	First lien senior secured revolving loan				09/2029		—(4)
GTCR F Buyer Corp. and GTCR (D) Investors LP (84)	55 Walls Drive, Fairfield, CT 06824	Financial Services	First lien senior secured loan	9.33%	SOFR (Q)	5.00%	09/2030		12,028.4
		Financial Services	Limited partnership interests					0.04%	104.8
Guidepoint Security Holdings, LLC(85)	2201 Cooperative Way, Suite 225, Herndon, VA 20171	Software & Services	First lien senior secured loan	10.36%	SOFR (M)	6.00%	10/2029		6,070.2
		Software & Services	First lien senior secured loan	10.36%	SOFR (M)	6.00%	10/2029		2,164.2
Gula Buyer Inc.	230 E Riverside Drive, Eagle, ID 83616	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured loan	9.55%	SOFR (M)	5.00%	10/2031		148,125.0
Hakken Midco B.V.(86)	Robijnstraat 76, 1812 RB Alkmaar, Netherlands	Software & Services	First lien senior secured loan	10.80%	Euribor (S)	7.25%	07/2030		4,732.3(4)
Hamilton Projects Acquiror, LLC	1209 Orange Street, Wilmington, DE 19801	Independent Power and Renewable Electricity Producers	First lien senior secured loan	8.11%	SOFR (M)	3.75%	05/2031		4,923.3
		Independent Power and Renewable Electricity Producers	First lien senior secured loan	7.33%	SOFR (S)	3.00%	05/2031		1,068.6
HAMLN 2024-1	345 Park Avenue, New York, NY 10154	Investment Funds and Vehicles	Collaterized loan obligation	9.96%	SOFR (Q)	5.40%	10/2037		2,027.5(4)
Hanger, Inc.(87)	10910 Domain Drive, Suite 300, Austin, TX 78758	Health Care Equipment and Services	First lien senior secured loan	7.86%	SOFR (M)	3.50%	10/2031		59,261.2
Harbourvest Global Private Equity Limited(88)	St Julian’s Avenue, St. Peter Port, Guernsey GY1 1WA, Channel Islands	Financial Services	Private asset-backed investment	7.97%	SOFR (Q)	3.50%	06/2029		26,000.0
Helios Service Partners, LLC and Astra Service Partners, LLC(89)	1 California Street, Suite 2900, San Francisco, CA 94111	Consumer Services	First lien senior secured revolving loan				03/2027		—
		Consumer Services	First lien senior secured loan	9.60%	SOFR (Q)	5.00%	03/2027		5,611.2
		Consumer Services	First lien senior secured loan	10.87%	SOFR (Q)	6.00%	03/2027		3,433.1
Helix Acquisition Holdings, Inc.	9501 Technology Boulevard, Suite 401, Rosemont, NC 60018	Capital Goods	First lien senior secured loan	11.46%	SOFR (M)	7.00%	03/2030		14,188.7
HIG Finance 2 Limited	1 Creechurch Place, London EC3A 5AF, United Kingdom	Insurance	First lien senior secured loan	7.86%	SOFR (M)	3.50%	04/2030		11,208.7(4)
Higginbotham Insurance Agency, Inc. and HIG Intermediate, Inc.(90)	500 W 13th Street, Forth Worth, TX 76102	Insurance	First lien senior secured loan	8.86%	SOFR (M)	4.50%	11/2028		2,560.5
		Insurance	First lien senior secured loan	9.11%	SOFR (M)	4.75%	11/2028		1,335.6
		Insurance	Series A preferred shares	11.00% PIK				14.66%	33,204.4

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
HighPeak Energy, Inc.	421 W 3rd Street, Forth Worth, TX 76102	Energy	First lien senior secured loan	11.98%	SOFR (Q)	7.50%	09/2026		22,500.0(4)
HighTower Holding, LLC	200 W Madison Street, Suite 2500, Chicago, IL 60606	Financial Services	First lien senior secured loan	8.07%	SOFR (Q)	3.50%	04/2028		37,149.5(4)
Hills Distribution, Inc., Hills Intermediate FT Holdings, LLC and GMP Hills, LP(91)	300 Research Parkway, Meriden, CT 06450	Consumer Distribution and Retail	First lien senior secured revolving loan	8.90%	SOFR (M)	4.50%	11/2029		0.6
		Consumer Distribution and Retail	First lien senior secured loan	10.39%	SOFR (M)	6.00%	11/2029		4,641.2
		Consumer Distribution and Retail	Limited partnership interests					2.15%	3,490.8
Horizon US Finco, L.P.	312 Farmington Avenue, Farmington, CT 06032	Consumer Services	First lien senior secured loan	9.08%	SOFR (S)	4.75%	12/2031		12,918.8
HP RSS Buyer, Inc.(92)	11620 Arbor Street, Omaha, NE 68144	Commercial & Professional Services	First lien senior secured loan	9.33%	SOFR (Q)	5.00%	12/2029		11,739.2
		Commercial & Professional Services	First lien senior secured loan	9.08%	SOFR (Q)	4.75%	12/2029		1,626.2
HPCC Parent, Inc. and Patriot Container Corp. (93)	6525 Morrison Boulevard, Suite 300, Charlotte, NC 28211	Capital Goods	First lien senior secured loan	13.00% (7.00% PIK)	09/2030	67,514.0
		Capital Goods	Common stock					12.85%	3,855.3
Hub International Limited	55 E Jackson Boulevard, 14th Floor, Chicago, IL 60604	Insurance	First lien senior secured loan	7.37%	SOFR (Q)	2.75%	06/2030		40,134.6
HuFriedy Group Acquisition LLC(94)	13413 Galleria Circle, Austin, TX 78738	Health Care Equipment and Services	First lien senior secured revolving loan				05/2030		—
		Health Care Equipment and Services	First lien senior secured loan	9.99%	SOFR (Q)	5.50%	05/2031		56,763.1
Husky Injection Molding Systems Ltd.	500 Queen Street S, Bolton, ON L7E 5S5, Canada	Capital Goods	First lien senior secured loan	8.78%	SOFR (Q)	4.50%	02/2029		4,820.2(4)
HV Chimera LLC	1 Financial Center, Suite 4401, Boston, MA 02111	Financial Services	Private asset-backed investment	7.33%	SOFR (Q)	2.80%	08/2026		1,504.1(4)
Hyland Software, Inc.(95)	28500 Clemens Road, Westlake, OH 44145	Software & Services	First lien senior secured revolving loan				09/2029		—
		Software & Services	First lien senior secured loan	10.36%	SOFR (M)	6.00%	09/2030		23,658.1
Hyperion Refinance S.a.r.l.	1 Creechurch Place, London EC3A 5AF, United Kingdom	Insurance	First lien senior secured loan	7.36%	SOFR (M)	3.00%	02/2031		40,438.1(4)
Icefall Parent, Inc.(96)	401 Congress Avenue, Austin, TX 78701	Software & Services	First lien senior secured loan	10.86%	SOFR (M)	6.50%	01/2030		11,140.8
Idemia Group S.A.S.	2 Place Samuel de Champlain, Courbevoie, 92400, France	Software & Services	First lien senior secured loan	8.58%	SOFR (Q)	4.25%	09/2028		3,989.7(4)
Idera, Inc.	10801 N Mopac Expressway, Building 1, Suite 100, Austin, TX 78759	Software & Services	First lien senior secured loan	8.07%	SOFR (Q)	3.50%	03/2028		12,034.8
IFH Franchisee Holdings, LLC(97)	35 Old Tavern Road, Orange, CT 06477	Consumer Services	First lien senior secured revolving loan	8.37%	SOFR (M)	4.00%	12/2029		10,942.2
		Consumer Services	First lien senior secured loan	10.12%	SOFR (M)	5.75%	12/2029		46,774.0
IGEA Bidco S.P.A(98)	Largo Francesco Richini 2/A, 20122 Milano, Italy	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured notes	9.93%			09/2031		3,944.6(4)

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
Imprivata, Inc.	20 CityPoint, 480 Totten Pond Road, 6th Floor, Waltham, MA 02451	Software & Services	First lien senior secured loan	8.09%	SOFR (Q)	3.50%	12/2027		21,391.8
Indigo Acquisition B.V. (99)	Eduard van Beinumstraat, 221077 ZX Amsterdam, Netherlands	Commercial & Professional Services	First lien senior secured loan	9.06%	Euribor (Q)	6.35%	09/2031		2,662.4(4)
		Commercial & Professional Services	First lien senior secured loan	10.68%	SOFR (Q)	6.35%	09/2031		2,214.1(4)
Infinity Home Services HoldCo, Inc., D&S Amalco and IHS Parent Holdings, L.P.(100)	3 Glenwood Road, East Hanover, NJ 07936	Consumer Services	First lien senior secured revolving loan	12.00%	Base Rate (Q)	4.50%	12/2028		56.8(4)
		Consumer Services	First lien senior secured loan	9.83%	SOFR (Q)	5.50%	12/2028		10,037.5(4)
		Consumer Services	First lien senior secured loan	8.83%	CORRA (M)	5.50%	12/2028		1,142.8(4)
		Consumer Services	First lien senior secured loan	9.58%	SOFR (Q)	5.25%	12/2028		487.9(4)
		Consumer Services	Class A units					0.01%	73.8(4)
Inmar, Inc.	2601 Pilgrim Court, Winston-Salem, NC 27106	Software & Services	First lien senior secured loan	9.36%	SOFR (M)	5.00%	10/2031		17,309.3
Instructure Holdings, INC.	6330 S 3000 E, Suite 700, Salt Lake City, UT 84121	Software & Services	First lien senior secured loan	7.52%	SOFR (Q)	3.00%	11/2031		32,089.9(4)
		Software & Services	First lien senior secured loan	9.52%	SOFR (Q)	5.00%	11/2032		1,013.8(4)
Internet Truckstop Group LLC(101)	222 N Plymouth Avenue, New Plymouth, ID 83655	Software & Services	First lien senior secured loan	10.48%	SOFR (Q)	6.00%	04/2027		32,952.1
IRB Holding Corp.	Three Glenlake Parkway NE, Atlanta, GA 30328	Consumer Services	First lien senior secured loan	6.98%	SOFR (M)	2.50%	12/2027		65,154.5
Iron Mountain Information Management, LLC	1 Federal Street, Boston, MA 02110	Equity Real Estate Investment Trusts (REITs)	First lien senior secured loan	6.36%	SOFR (M)	2.00%	01/2031		9,236.6(4)
ISolved, Inc.	11215 N Community House Road, Suite 800, Charlotte, NC 28277	Commercial & Professional Services	First lien senior secured loan	7.61%	SOFR (M)	3.25%	10/2030		15,955.7
Isthmus Capital LLC	52 Conduit Street, Level 2, London W1S 2YX, United Kingdom	Financial Services	Private asset-backed investment	9.50%			06/2030		1,500.9(4)
		Financial Services	Private asset-backed investment						19.7(4)
Jefferies Finance LLC	520 Madison Avenue, New York, NY 10022	Financial Services	First lien senior secured loan	7.36%	SOFR (M)	3.00%	10/2031		10,532.9(4)
John Bean Technologies Corporation	70 W Madison Street, Suite 4400, Chicago, IL 60602	Capital Goods	First lien senior secured loan	6.58%	SOFR (Q)	2.25%	10/2031		13,065.0(4)
Johnstone Supply, LLC	11632 NE Ainsworth Circle, Portland, OR 97220	Capital Goods	First lien senior secured loan	6.88%	SOFR (S)	2.50%	06/2031		9,206.6
Kaman Corporation	1332 Blue Hills Avenue, Bloomfield, CN 06002	Capital Goods	First lien senior secured loan	7.83%	SOFR (Q)	3.50%	04/2031		18,979.7
Kestra Advisor Services Holdings A, Inc.	5707 Southwest Parkway, Building 2, Suite 400, Austin, TX 78735	Financial Services	First lien senior secured loan	7.33%	SOFR (S)	3.00%	03/2031		1,601.5(4)
Keystone Agency Partners LLC(102)	2600 Commerce Drive, Harrisburg, PA 17110	Insurance	First lien senior secured revolving loan	9.33%	SOFR (Q)	5.00%	05/2027		58.8

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
		Insurance	First lien senior secured loan	9.33%	SOFR (Q)	5.00%	05/2027		48,641.3
Kings Buyer, LLC(103)	7620 Omnitech Place, Suite 1, Victor, NY 14543	Commercial & Professional Services	First lien senior secured revolving loan	11.50%	Base Rate (Q)	4.00%	10/2027		382.3
		Commercial & Professional Services	First lien senior secured loan	9.68%	SOFR (Q)	5.25%	10/2027		18,239.9
KKR 2024-53	555 California Street, 50th Floor, San Francisco, CA 94104	Investment Funds and Vehicles	Collaterized loan obligation	12.70%			01/2038		5,695.1(4)
		Investment Funds and Vehicles	Collaterized loan obligation	11.02%	SOFR (Q)	6.50%	01/2038		2,261.9(4)
KKR 48	555 California Street, 50th Floor, San Francisco, CA 94104	Investment Funds and Vehicles	Collaterized loan obligation	8.92%	SOFR (Q)	4.30%	10/2036		2,034.3(4)
Kodiak BP, LLC	1745 Shea Center Drive, Suite 130, Highlands Ranch, CO 80129	Capital Goods	First lien senior secured loan	8.27%	SOFR (S)	3.75%	12/2031		14,994.6
KPS Global LLC and Cool Group LLC(104)	4201 N Beach Street, Fort Worth, TX 76137	Commercial & Professional Services	First lien senior secured loan	9.11%	SOFR (M)	4.75%	09/2030		4,620.2
KUEHG Corp	650 NE Holladay Street, Portland, ME 97232	Consumer Services	First lien senior secured loan	7.84%	SOFR (Q)	3.25%	06/2030		11,358.5
LABL, Inc.	2571 S Hemlock Road, Green Bay, WI 54229	Commercial & Professional Services	First lien senior secured loan	9.46%	SOFR (M)	5.00%	10/2028		34,092.8
Lackawanna Energy Center LLC	1000 Sunnyside Road, Jessup, PA 18434	Independent Power and Renewable Electricity Producers	First lien senior secured loan	8.61%	SOFR (M)	4.25%	08/2029		9,937.5
LBC Woodlands Purchaser LLC and LBC Woodlands Holdings LP (105)	480 Wildwood Forest Drive, The Woodlands, TX 77380	Commercial & Professional Services	First lien senior secured loan	10.09%	SOFR (S)	5.00%	07/2031		20,282.1
		Commercial & Professional Services	Class A common units					0.60%	1,303.3
LBM Acquisition LLC	2077 Convention Center Concourse, Suite 125, Atlanta, GA 30337	Capital Goods	First lien senior secured loan	8.21%	SOFR (M)	3.75%	12/2027		12,478.4
		Capital Goods	First lien senior secured loan	8.30%	SOFR (M)	3.75%	06/2031		8,823.0
League One Volleyball, Inc.	703 Pier Avenue, B147, Hermosa Beach, CA 90254	Media & Entertainment	Series B preferred stock					0.00%	2.3
		Media & Entertainment	Series C preferred stock					0.00%	0.6
Learning Care Group (US) No. 2 Inc.	21333 Haggerty Road, Suite 100, Novi, MI 48375	Consumer Services	First lien senior secured loan	8.59%	SOFR (Q)	4.00%	08/2028		5,963.1
Legends Hospitality Holding Company, LLC and ASM Buyer, Inc.(106)	300 Conshohocken State Road, Suite 450, West Conshohocken, PA 19428	Media & Entertainment	First lien senior secured revolving loan	9.41%	SOFR (M)	5.00%	08/2030		256.2
		Media & Entertainment	First lien senior secured loan	10.02% (2.75% PIK)	SOFR (Q)	5.50%	08/2031		26,862.6
Leia Finco US LLC	Maurice Wilkes Building, Cowley Road, Cambridge CB4 0DS, United Kingdom	Software & Services	First lien senior secured loan	7.89%	SOFR (Q)	3.25%	10/2031		23,359.8(4)
		Software & Services	Second lien senior secured loan	9.89%	SOFR (Q)	5.25%	10/2032		12,810.7(4)
Lernen Bidco Limited	1 Seebeck Place, Knowlhill MK5 8FR, United Kingdom	Financial Services	First lien senior secured loan	8.36%	SOFR (Q)	4.00%	10/2031		6,565.0(4)

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
Leviathan Intermediate Holdco, LLC and Leviathan Holdings, L.P. (107)	2350 Airport Freeway, Suite 505, Bedford, TX 76022	Consumer Services	First lien senior secured loan	11.98%	SOFR (Q)	7.50%	12/2027		16,403.2
		Consumer Services	Limited partnership interests					0.03%	165.1
Life Time Fitness Inc	2902 Corporate Place, Chanhassen, MN 55317	Consumer Services	First lien senior secured loan	7.03%	SOFR (M)	2.50%	11/2031		14,391.7(4)
Lifepoint Health Inc	330 Seven Springs Way, Brentwood, TN 37027	Health Care Equipment and Services	First lien senior secured loan	8.41%	SOFR (S)	3.75%	05/2031		14,505.2
Lightbeam Bidco, Inc.(108)	6525 Shiloh Road, Suite 900, Alpharetta, GA 30005	Commercial & Professional Services	First lien senior secured revolving loan				05/2029		—
		Commercial & Professional Services	First lien senior secured loan	9.33%	SOFR (Q)	5.00%	05/2030		17,163.4
Lightstone Holdco LLC	7397 OH-7, Cheshire, OH 45620	Independent Power and Renewable Electricity Producers	First lien senior secured loan	10.34%	SOFR (Q)	5.75%	01/2027		6,340.7
Linden Structured Capital Fund II-A LP(109)	110 N Wacker Drive, 55th Floor, Chicago, IL 60606	Investment Funds and Vehicles	Limited partnership interests					0.38%	1,479.6(4)
LiveBarn Inc.	1010 Rue Sainte-Catherine, Suite 1100, Montreal, QC H3G 1R3, Canada	Media & Entertainment	Middle preferred shares					2.63%	12,498.8(4)
LivTech Purchaser, Inc. (110)	2035 Lakeside Centre Way, Knoxville, TN 37922	Health Care Equipment and Services	First lien senior secured loan	9.01%	SOFR (S)	4.50%	11/2031		3,805.9
Loire UK Midco 3 Limited	35 Great St Helen’s, London EC3A 6AP, United Kingdom	Financial Services	First lien senior secured loan	8.21%	SOFR (M)	3.75%	04/2027		1,767.0(4)
		Financial Services	First lien senior secured loan	7.99%	SOFR (M)	3.50%	04/2027		3,939.6(4)
LS Group Opco Acquisition LLC (LS Group PropCo Acquisition LLC)	2215 Highway 80 E, Pearl, MS 39208	Consumer Distribution and Retail	First lien senior secured loan	7.36%	SOFR (M)	3.00%	04/2031		12,941.9
LTI Holdings, Inc.	600 S McClure Road, Modesto, CA 95357	Automobiles & Components	First lien senior secured loan	9.11%	SOFR (M)	4.75%	07/2029		16,737.9
M6 Etx Holdings II Midco LLC	1601 Elm Street, Suite 4360, Dallas, TX 75201	Energy	First lien senior secured loan	8.96%	SOFR (M)	4.50%	09/2029		21,692.6
Madison Safety & Flow LLC	500 W Madison Street, Suite 3890, Chicago, IL 60661	Consumer Distribution and Retail	First lien senior secured loan	7.61%	SOFR (M)	3.25%	09/2031		15,528.7
Magellan Topco(111)	48 Rue de la Victoire, 75009 Paris, France	Software & Services	First lien senior secured loan	9.14%	Euribor (Q)	6.25%	10/2031		862.9(4)
MAGNE 2019-24	50 Hudson Yards, New York, NY 10001	Investment Funds and Vehicles	Collaterized loan obligation	11.06%	SOFR (Q)	6.40%	04/2035		503.2(4)
MAGNE 2022-33	50 Hudson Yards, New York, NY 10001	Investment Funds and Vehicles	Collaterized loan obligation	10.17%	SOFR (Q)	5.55%	10/2037		5,995.8(4)
MAGNE 2023-36	50 Hudson Yards, New York, NY 10001	Investment Funds and Vehicles	Collaterized loan obligation	9.53%	SOFR (Q)	4.90%	04/2036		1,777.8(4)
MAGNE 2023-39	50 Hudson Yards, New York, NY 10001	Investment Funds and Vehicles	Collaterized loan obligation	9.33%	SOFR (Q)	4.90%	01/2037		640.8(4)
MAGNE 2024-41	50 Hudson Yards, New York, NY 10001	Investment Funds and Vehicles	Collaterized loan obligation	9.21%	SOFR (Q)	4.90%	01/2038		2,324.5(4)
MAGNE 2024-42	50 Hudson Yards, New York, NY 10001	Investment Funds and Vehicles	Collaterized loan obligation	9.31%	SOFR (Q)	5.00%	01/2038		2,136.0(4)
MAGNE 2024-44	50 Hudson Yards, New York, NY 10001	Investment Funds and Vehicles	Collaterized loan obligation	12.00%			10/2037		3,747.7(4)

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
Mai Capital Management Intermediate LLC(112)	1360 E 9th Street, Suite 1100, Cleveland, OH 44113	Financial Services	First lien senior secured revolving loan	9.08%	SOFR (Q)	4.75%	08/2031		206.2(4)
		Financial Services	First lien senior secured loan	9.08%	SOFR (M)	4.75%	08/2031		8,582.4(4)
Mamba Purchaser, Inc.	4950 Communication Avenue, Suite 100, Boca Raton, FL 33431	Health Care Equipment and Services	First lien senior secured loan	7.36%	SOFR (M)	3.00%	10/2028		31,488.4
Marcel Bidco LLC	Frankenstrasse 146, 90461 Nürnberg, Germany	Software & Services	First lien senior secured loan	7.81%	SOFR (M)	3.50%	11/2030		11,685.6(4)
Mariner Wealth Advisors, LLC	5700 W 112th Street, Suite 200, Overland Park, KS 66211	Financial Services	First lien senior secured loan	7.08%	SOFR (Q)	2.75%	08/2028		15,461.0
Mars Downstop Loan Purchaser Trust	500 Delaware Avenue, 11th Floor, Wilmington, DE 19801	Financial Services	Private asset-backed investment	11.00%				10.31%	20,393.4(4)
McAfee Corp.	6220 America Center Drive, San Jose, CA 94089	Software & Services	First lien senior secured loan	7.37%	SOFR (S)	3.00%	03/2029		25,366.8
MDPK 2016-20	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	11.23%	SOFR (Q)	6.40%	10/2037		2,770.0(4)
MDPK 2018-32	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	11.03%	SOFR (Q)	6.40%	07/2037		4,924.3(4)
MDPK 2019-34	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	11.15%	SOFR (Q)	6.50%	10/2037		1,729.7(4)
MDPK 2019-37	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	11.26%	SOFR (Q)	6.60%	04/2037		1,016.1(4)
MDPK 2021-59	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	11.03%	SOFR (Q)	6.40%	04/2037		2,282.6(4)
MDPK 2022-55	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	10.63%	SOFR (Q)	6.00%	07/2037		1,704.8(4)
MDPK 2022-60	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	11.13%	SOFR (Q)	6.50%	10/2037		5,745.8(4)
MDPK 2024-66	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	9.85%	SOFR (Q)	5.50%	10/2037		2,513.0(4)
		Investment Funds and Vehicles	Collaterized loan obligation	12.20%			10/2037		2,336.3(4)
MDPK 2024-67	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	11.43%	SOFR (Q)	6.80%	04/2037		2,571.1(4)
MDPK 2024-68	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	9.54%	SOFR (Q)	5.10%	01/2038		2,387.4(4)
MDPK 2024-69	11 Madison Avenue, New York, NY 10010	Investment Funds and Vehicles	Collaterized loan obligation	11.58%	SOFR (Q)	6.25%	07/2037		1,543.7(4)
Medlar Bidco Limited(113)	IFC6, The Esplanade, St Helier JE4 0QH, Jersey	Financial Services	First lien senior secured loan				12/2031		—(4)
Medline Borrower, LP	Three Lakes Drive, Northfield, IL 60093	Health Care Equipment and Services	First lien senior secured loan	6.61%	SOFR (M)	2.25%	10/2028		60,042.8
Mermaid Bidco Inc.	733 S Marquette Avenue, Suite 600, Minneapolis, MN 55402	Software & Services	First lien senior secured loan	7.80%	SOFR (Q)	3.25%	07/2031		18,877.9
Metatiedot Bidco OY and Metatiedot US, LLC(114)	500 W 2nd Street, 19th Floor, Austin, TX 78701	Software & Services	First lien senior secured revolving loan	8.49%	Euribor (Q)	5.50%	11/2030		180.4(4)
		Software & Services	First lien senior secured loan	8.49%	Euribor (Q)	5.50%	11/2031		6,397.8(4)
		Software & Services	First lien senior secured loan	10.02%	SOFR (Q)	5.50%	11/2031		4,601.8(4)

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
Meyer Laboratory, LLC and Meyer Parent, LLC (115)	2401 NW Jefferson Street, Blue Springs, MO 64015	Materials	First lien senior secured loan	9.61%	SOFR (M)	5.25%	02/2030		9,872.3
		Materials	Common units					0.11%	185.8
MH Sub I, LLC (Micro Holding Corp.)	328 S Jefferson Street, Suite 550, Chicago, IL 60661	Software & Services	First lien senior secured loan	8.58%	SOFR (S)	4.25%	12/2031		22,654.6
		Software & Services	First lien senior secured loan	8.82%	SOFR (M)	4.25%	05/2028		24,678.5
MidOcean CLO Equity Fund I, LP(116)	245 Park Avenue, 38th Floor, New York, NY 10167	Investment Funds and Vehicles	Limited partnership interest	9.00%				5.26%	5,255.4(4)
Mirion Technologies, Inc.	1218 Menlo Drive, Atlanta, GA 30318	Technology Hardware & Equipment	First lien senior secured loan	6.58%	SOFR (Q)	2.25%	10/2028		5,164.2(4)
Mister Car Wash Holdings, Inc.	222 E 5th Street, Tucson, AZ 85705	Consumer Services	First lien senior secured loan	7.09%	SOFR (M)	2.75%	03/2031		18,347.8(4)
Mitchell International, Inc.	6220 Greenwich Drive, San Diego, CA 92122	Software & Services	First lien senior secured loan	7.61%	SOFR (M)	3.25%	06/2031		22,126.3
		Software & Services	Second lien senior secured loan	9.61%	SOFR (M)	5.25%	06/2032		29,571.9
Monroe Capital Income Plus Corporation	311 S Wacker Drive, Suite 6400, Chicago, IL 60606	Financial Services	Corporate bond	9.42%			11/2028		10,824.6(4)
Mosel Bidco SE	Uhlandstrasse 9, Darmstadt, 64297, Germany	Software & Services	First lien senior secured loan	8.83%	SOFR (Q)	4.50%	09/2030		8,193.2(4)
Motus LLC	88 E 48th Street, Holland, MI 49423	Commercial & Professional Services	First lien senior secured loan	8.43%	SOFR (Q)	4.00%	12/2028		15,805.5
Mountaineer Merger Corporation(117)	55 Scott Avenue, Morgantown, WV 26508	Consumer Distribution and Retail	First lien senior secured revolving loan	9.33%	SOFR (Q)	5.00%	10/2027		7,952.1
Mr. Greens Intermediate, LLC, Florida Veg Investments LLC, MRG Texas, LLC and Restaurant Produce and Services Blocker, LLC(118)	2450 NW 116th Street, Building 1, Miami, FL 33167	Consumer Distribution and Retail	First lien senior secured revolving loan				05/2029		—
		Consumer Distribution and Retail	First lien senior secured loan	10.75%	SOFR (M)	6.25%	05/2029		9,331.6
		Consumer Distribution and Retail	Class B limited liability company interest	0.04%					85.8
MSD Investment Corp.	1 Vanderbilt Avenue, 26th Floor, New York, NY 10017	Financial Services	Corporate bond	7.58%			05/2028		25,026.3(4)
Mustang Prospects Holdco, LLC, Mustang Prospects Purchaser, LLC and Senske Acquisition, Inc.(119)	400 N Quay Street, Kennewick, WA 99336	Consumer Services	First lien senior secured loan	9.33%	SOFR (Q)	5.00%	06/2031		21,867.5
		Consumer Services	First lien senior secured loan	9.34%	SOFR (Q)	5.00%	06/2031		5,546.0
		Consumer Services	Class A preferred units					0.44%	870.2
		Consumer Services	Class B common units					0.44%	365.2
NEP Group, Inc.	2 Beta Drive, Pittsburgh, PA 15238	Media & Entertainment	First lien senior secured loan	7.72% (1.50% PIK)	SOFR (M)	3.25%	08/2026		23,431.6
		Media & Entertainment	First lien senior secured loan	10.09% (1.50% PIK)	SOFR (M)	5.50%	08/2026		13,154.6
Netsmart, Inc. and Netsmart Technologies, Inc.(120)	5540 Centerview Drive, Suite 200, Raleigh, NC 27606	Software & Services	First lien senior secured loan	9.56% (2.70% PIK)	SOFR (M)	5.20%	08/2031		77,855.6

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
New ChurcHill HoldCo LLC and Victory Topco, LP(121)	229 E 85th St, New York, NY 10028	Automobiles & Components	First lien senior secured loan	9.83%	SOFR (Q)	5.50%	11/2029		19,535.4
		Automobiles & Components	Class A-2 common units					1.51%	3,976.0
Next Holdco, LLC(122)	3525 Piedmont Road NE, Building 6, Atlanta, GA 30305	Health Care Equipment and Services	First lien senior secured loan	10.27%	SOFR (Q)	5.75%	11/2030		5,742.8
Nexus Buyer LLC	1300 N 17th Street, Suite 1800, Arlington, VA 22209	Financial Services	First lien senior secured loan	8.36%	SOFR (M)	4.00%	07/2031		2,975.8
NMC CLO-2	1633 Broadway, 48th Floor, New York, NY 10019	Investment Funds and Vehicles	Collaterized loan obligation	10.06%	SOFR (Q)	5.70%	01/2038		942.4(4)
Nomi Health, Inc.	898 N 1200 W, Suite 201, Orem, UT 84057	Health Care Equipment and Services	First lien senior secured loan	12.84%	SOFR (Q)	8.25%	07/2028		18,425.1
		Health Care Equipment and Services	Warrant to purchase Series B preferred stock				07/2033	0.04%	0.1
		Health Care Equipment and Services	Warrant to purchase Class A common stock				06/2034	0.09%	74.8
Nord Anglia	Nova South, 160 Victoria Street, London SW1E 5LB, United Kingdom	Consumer Services	First lien senior secured loan	7.58%	SOFR (S)	3.25%	01/2032		7,055.4(4)
Nordic Ferry Infrastructure AS	Henrik Ibsens gate 20, 0255 Oslo, Norway	Transportation	Senior subordinated loan	9.70%	NIBOR (Q)	5.00%	11/2031		57,108.5(4)
		Transportation	Senior subordinated loan	7.91%	Euribor (Q)	5.00%	11/2031		56,694.7(4)
North Haven Fairway Buyer, LLC, Fairway Lawns, LLC and Command Pest Control, LLC(123)	10401 Colonel Glenn Road, Little Rock, AR 72204	Consumer Services	First lien senior secured revolving loan	10.86%	SOFR (Q)	6.50%	05/2028		234.5
		Consumer Services	First lien senior secured loan	9.66%	SOFR (Q)	5.25%	05/2028		3,280.7
		Consumer Services	First lien senior secured loan	10.94%	SOFR (Q)	6.50%	05/2028		4,120.7
North Haven Stack Buyer, LLC(124)	255 Grant Street, Suite 600, Decatur, AL 35601	Commercial & Professional Services	First lien senior secured loan	9.63%	SOFR (Q)	5.25%	07/2027		24.8
		Commercial & Professional Services	First lien senior secured loan	9.36%	SOFR (Q)	5.00%	07/2027		3.5
North Star Acquisitionco, LLC and Toucan Bidco Limited(125)	2401 Sawmill Parkway, Suite 10-11, Huron, OH 44839	Software & Services	First lien senior secured loan	9.08%	SOFR (Q)	4.75%	05/2029		12,553.9(4)
		Software & Services	First lien senior secured loan	9.45%	NIBOR (Q)	4.75%	05/2029		2,360.4(4)
		Software & Services	First lien senior secured loan	9.45%	SONIA (Q)	4.75%	05/2029		1,534.5(4)
		Software & Services	First lien senior secured loan	9.70%	SONIA (Q)	5.00%	05/2029		701.4(4)
Northwinds Holding, Inc. and Northwinds Services Group LLC(126)	70 Benbro Drive, Buffalo, NY 14225	Consumer Services	First lien senior secured revolving loan	9.80%	SOFR (Q)	5.25%	05/2029		250.0
		Consumer Services	First lien senior secured loan	9.96%	SOFR (Q)	5.25%	05/2029		12,410.9
		Consumer Services	Common units					0.08%	201.2
Nuvei Technologies Corp.	1100 Rene Levesque, 9th Floor, Montreal, QC H3B 4N4, Canada	Financial Services	First lien senior secured loan	7.44%	SOFR (M)	3.00%	11/2031		18,137.0(4)

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
OakBridge Insurance Agency LLC and Maple Acquisition Holdings, LP (127)	4011 Westchase Boulevard, Raleigh, NC 27607	Insurance	First lien senior secured revolving loan	10.09%	SOFR (M)	5.75%	11/2029		223.2
		Insurance	First lien senior secured loan	10.23%	SOFR (M)	5.75%	11/2029		10,837.8
		Insurance	Class A2 units					0.50%	1,899.8
OAKC 2015-12	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	9.60%			04/2037		9,474.3(4)
OAKC 2016-13	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	11.70%			10/2037		2,341.2(4)
		Investment Funds and Vehicles	Collaterized loan obligation	11.70%			01/2030		1,122.5(4)
		Investment Funds and Vehicles	Collaterized loan obligation	10.37%	SOFR (Q)	5.75%	10/2037		1,253.4(4)
OAKC 2017-15	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	12.60%			01/2030		1,997.7(4)
OAKC 2019-3	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	9.51%	SOFR (Q)	5.00%	01/2038		501.4(4)
OAKC 2019-4	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	9.34%	SOFR (Q)	4.95%	01/2038		3,658.9(4)
OAKC 2020-5	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	12.50%			10/2037		3,162.1(4)
OAKC 2020-6	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	12.60%			10/2037		3,410.9(4)
		Investment Funds and Vehicles	Collaterized loan obligation	9.84%	SOFR (Q)	5.25%	10/2037		1,109.9(4)
OAKC 2021-16	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	11.50%			10/2034		1,079.9(4)
OAKC 2021-9	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	10.12%	SOFR (Q)	5.50%	10/2037		2,107.8(4)
		Investment Funds and Vehicles	Collaterized loan obligation	13.10%			10/2037		1,526.1(4)
OAKC 2022-12	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	9.62%	SOFR (Q)	5.00%	07/2036		2,038.6(4)
OAKC 2023-15	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	9.62%	SOFR (Q)	5.00%	04/2035		2,032.6(4)
OAKC 2023-16	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	8.62%	SOFR (Q)	4.00%	10/2036		2,040.6(4)
OCPA 2023-29	930 Sylvan Avenue, Suite 105, Englewood Cliffs, NJ 07632	Investment Funds and Vehicles	Collaterized loan obligation	9.35%	SOFR (Q)	5.00%	01/2036		1,005.0(4)
OCT66 2022-1	250 Park Avenue, 15th Floor, New York, NY 10177	Investment Funds and Vehicles	Collaterized loan obligation	12.11%	SOFR (Q)	7.62%	11/2036		958.7(4)
OHACP 2024-17	1 Vanderbilt Avenue, 16th Floor, New York, NY 10017	Investment Funds and Vehicles	Collaterized loan obligation	9.40%	SOFR (Q)	5.00%	01/2038		3,007.6(4)
		Investment Funds and Vehicles	Collaterized loan obligation	12.00%			01/2038		2,484.7(4)

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
OKANAGAN 2024-1	1585 Broadway, 4th Floor, New York, NY 10036	Investment Funds and Vehicles	Private asset-backed investment	12.55%	SOFR (M)	8.25%	12/2032		30,300.0(4)
Omnia Partners, LLC	5001 Aspen Grove Drive, Franklin, TN 37067	Commercial & Professional Services	First lien senior secured loan	7.37%	SOFR (Q)	2.75%	07/2030		30,028.1
OneDigital Borrower LLC	200 Galleria Parkway SE, Suite 1950, Atlanta, GA 30339	Insurance	First lien senior secured loan	7.61%	SOFR (M)	3.25%	07/2031		36,959.3
Open Text Corporation	275 Frank Tompa Drive, Waterloo, ON N2L 0A1, Canada	Software & Services	First lien senior secured loan	6.11%	SOFR (M)	1.75%	01/2030		8,004.1(4)
OPH NEP Investment, LLC	230 West Street, Columbus, OH 43065	Capital Goods	Senior subordinated loan	10.00% (7.00% PIK)			05/2032		32,744.5
		Capital Goods	Class B common units					7.21%	2,274.9
Option Care Health Inc	3000 Lakeside Drive, Deerfield, IL 60015	Health Care Equipment and Services	First lien senior secured loan	6.61%	SOFR (M)	2.25%	10/2028		4,815.4(4)
Orange Barrel Media, LLC/IKE Smart City, LLC(128)	250 N Hartford Avenue, Suite 200, Columbus, OH 43222	Media & Entertainment	Private asset-backed investment	10.11%	SOFR (M)	5.75%	03/2027		2,852.0
		Media & Entertainment	Private asset-backed investment	10.11%	SOFR (M)	5.75%	10/2027		1,863.3
OVG Business Services, LLC	5050 S Syracuse Street, Greenwood Village, CO 80237	Media & Entertainment	First lien senior secured loan	7.36%	SOFR (M)	3.00%	06/2031		4,069.9
Packaging Coordinators Midco, Inc.	3001 Red Lion Road, Philadelphia, PA 19114	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured loan	7.84%	SOFR (Q)	3.25%	11/2027		52,827.6
Paint Intermediate III, LLC	20917 63rd Ave W, Lynnwood, WA 98036	Financial Services	First lien senior secured loan	7.52%	SOFR (Q)	3.00%	10/2031		20,985.0
Pallas Funding Trust No.2 (129)	5th Floor, Pallas House, 30-36 Bay Street, Double Bay NSW 2028, Australia	Real Estate Management & Development	Private asset-backed investment	12.16%	BBSY (M)	7.85%	02/2027		1,323.7(4)
		Real Estate Management & Development	Private asset-backed investment	7.45%	BBSY (M)	4.30%	10/2027		756.4(4)
Pallas NZ Funding Trust No. 1(130)	5th Floor, Pallas House, 30-36 Bay Street, Double Bay NSW 2028, Australia	Real Estate Management & Development	Private asset-backed investment	11.49%	BBSY (M)	6.15%	07/2026		1,189.6(4)
Par Petroleum LLC / Par Petroleum Finance Corp	825 Town & Country Lane, Suite 1500, Houston, TX 77024	Energy	First lien senior secured loan	8.33%	SOFR (Q)	3.75%	02/2030		18,523.6
Paragon 28, Inc. and Paragon Advanced Technologies, Inc.(131)	14445 Grasslands Drive, Englewood, CO 80112	Health Care Equipment and Services	First lien senior secured revolving loan	8.59%	SOFR (Q)	4.00%	11/2028		0.5(4)
		Health Care Equipment and Services	First lien senior secured loan	11.34%	SOFR (Q)	6.75%	11/2028		21,214.9(4)
Parexel International Inc.	275 Grove Street, Suite 101C, Newton, MA 02466	Financial Services	First lien senior secured loan	7.36%	SOFR (M)	3.00%	11/2028		14,478.8
Paris US Holdco, Inc. & 1001028292 Ontario Inc. (132)	79 Prospect Avenue, South Paris, ME 04281	Capital Goods	First lien senior secured loan	9.55%	SOFR (S)	5.00%	12/2031		52,375.4(4)
Particle Luxembourg S.a.r.l.	14 Rue Robert Stumper, Luxembourg 2557, Luxembourg	Software & Services	First lien senior secured loan	8.42%	SOFR (M)	4.00%	03/2031		9,593.6(4)
Pathstone Family Office LLC and Kelso XI Tailwind Co-Investment, L.P.(133)	1900 Avenue of the Stars, Suite 970, Los Angeles, CA 90067	Financial Services	First lien senior secured loan	9.46%	SOFR (M)	4.75%	05/2029		12,539.9(4)

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
		Financial Services	First lien senior secured loan	9.46%	SOFR (M)	5.00%	05/2029		14,344.9(4)
		Financial Services	Limited partnership interests					0.04%	120.3(4)
PCI Gaming Authority	303 Poarch Road, Atmore, AL 36502	Consumer Services	First lien senior secured loan	6.36%	SOFR (M)	2.00%	07/2031		4,261.8
PCIA SPV-3, LLC and ASE Royal Aggregator, LLC(134)	6201 College Boulevard, Suite 23150, Overland Park, KS 66211	Financial Services	First lien senior secured loan	9.64%	SOFR (Q)	5.25%	08/2029		9,306.8(4)
		Financial Services	Preferred units					0.88%	1,561.3(4)
PCS MidCo, Inc. and PCS Parent, L.P.(135)	40 W 57th Street, 16th Floor, New York, NY 10019	Financial Services	First lien senior secured revolving loan	10.08%	SOFR (Q)	5.75%	03/2030		238.6
		Financial Services	First lien senior secured loan	10.08%	SOFR (Q)	5.75%	03/2030		10,150.6
		Financial Services	First lien senior secured loan	10.34%	SOFR (Q)	5.75%	03/2030		1,678.1
		Financial Services	Class A units					0.30%	865.6
PestCo Holdings, LLC and PestCo, LLC(136)	7676 Forsythe Boulevard, Suite 2700, St Louis, MO 63105	Consumer Services	First lien senior secured loan	10.97%	SOFR (Q)	6.25%	02/2028		12,219.5
		Consumer Services	First lien senior secured loan	9.50%	SOFR (Q)	5.25%	02/2028		3,799.0
		Consumer Services	Class A units					0.04%	141.6
PG Investment Company 59 S.a r.l.	6 Rue Eugène Ruppert, Luxembourg 2453, Luxembourg	Consumer Services	First lien senior secured loan	7.33%	SOFR (Q)	3.00%	03/2031		14,778.5(4)
Phoenix YW Buyer, Inc. and Phoenix YW Parent, Inc.(137)	1 International Place, Suite 3420, Boston, MA 02110	Consumer Distribution and Retail	First lien senior secured loan	9.33%	SOFR (M)	5.00%	05/2030		51,123.8(4)
		Consumer Distribution and Retail	Class B common stock	8.00% PIK				0.94%	3,833.2(4)
Pike Corporation	100 Pike Way, Mount Airy, NC 27030	Capital Goods	First lien senior secured loan	7.47%	SOFR (M)	3.00%	01/2028		1,042.6
Pinnacle MEP Intermediate Holdco LLC and BPCP Pinnacle Holdings, Inc.(138)	100 Maple Park Boulevard, St Clair Shores, MI 48081	Consumer Services	First lien senior secured revolving loan	9.13%	SOFR (M)	4.75%	10/2030		439.9
		Consumer Services	First lien senior secured loan	9.32%	SOFR (Q)	4.75%	10/2030		7,173.4
		Consumer Services	Common stock					1.09%	866.0
Planview Parent, Inc.	12301 Research Boulevard, Research Park Plaza V, Suite 400, Austin, TX 78759	Software & Services	First lien senior secured loan	7.83%	SOFR (Q)	3.50%	12/2027		31,243.8
PointClickCare Technologies Inc.	5570 Explorer Drive, Mississauga, ON L4W 0C4, Canada	Health Care Equipment and Services	First lien senior secured loan	7.58%	SOFR (Q)	3.25%	11/2031		30,374.9(4)
Polaris Newco, LLC	1500 Solana Boulevard, Suite 6300, Roanoke, TX 76262	Software & Services	First lien senior secured loan	8.85%	SOFR (Q)	4.00%	06/2028		32,980.1
Prairie ECI Acquiror LP	345 Park Avenue, New York, NY 10154	Energy	First lien senior secured loan	8.61%	SOFR (M)	4.25%	08/2029		11,559.1
Precision Medicine Group, LLC	2 Bethesda Metro Center, Suite 850, Bethesda, MD 20814	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured loan	7.43%	SOFR (Q)	3.00%	11/2027		15,166.4
Pregis TopCo LLC	1650 Lake Cook Road, Suite 400, Deerfield, IL 60015	Materials	First lien senior secured loan	8.36%	SOFR (M)	4.00%	07/2026		26,704.4

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
Premiere Buyer, LLC(139)	11111 Santa Monica Boulevard, Los Angeles, CA 90025	Consumer Services	First lien senior secured loan	9.32%	SOFR (Q)	4.75%	05/2031		24,471.6
Priority Waste Holdings LLC, Priority Waste Holdings Indiana LLC and Priority Waste Super Holdings, LLC(140)	45000 River Ridge Drive, Suite 200, Clinton Township, MI 48038	Commercial & Professional Services	First lien senior secured revolving loan	10.09%	SOFR (Q)	5.50%	08/2029		1.9
		Commercial & Professional Services	First lien senior secured revolving loan	12.00%	Base Rate (Q)	4.50%	08/2029		0.1
		Commercial & Professional Services	First lien senior secured loan	12.59% (2.00% PIK)	SOFR (Q)	8.00%	08/2029		26,141.7
		Commercial & Professional Services	First lien senior secured loan	12.59% (2.00% PIK)	SOFR (Q)	8.00%	08/2029		12,652.5
		Commercial & Professional Services	Warrant to purchase Class A common units				08/2036	2.69%	4,286.0
		Commercial & Professional Services	Warrant to purchase Class A common units				06/2036	0.87%	1,385.3
Project Alpha Intermediate Holding, Inc. and Qlik Parent, Inc.	211 S Gulph Road, King of Prussia, PA 19406	Software & Services	First lien senior secured loan	7.58%	SOFR (Q)	3.25%	10/2030		17,098.3
		Software & Services	First lien senior secured loan	7.58%	SOFR (Q)	3.25%	10/2030		9,025.2
Project Boost Purchaser, LLC	11660 Alpharetta Highway, Suite 210, Roswell, GA 30076	Software & Services	First lien senior secured loan	8.15%	SOFR (Q)	3.50%	07/2031		53,081.3
		Software & Services	Second lien senior secured loan	9.90%	SOFR (Q)	5.25%	07/2032		7,814.0
Project Ruby Ultimate Parent Corp.	11300 Switzer Road, Overland Park, KS 66210	Health Care Equipment and Services	First lien senior secured loan	7.47%	SOFR (M)	3.00%	03/2028		36,127.4
Proofpoint, Inc.	925 W Maude Avenue, Sunnyvale, CA 94085	Software & Services	First lien senior secured loan	7.36%	SOFR (M)	3.00%	08/2028		60,320.9
Propulsion (BC) Newco LLC	Parque Tecnologico, No 300, E-48170 Zamudio, Spain	Capital Goods	First lien senior secured loan	7.58%	SOFR (Q)	3.25%	09/2029		21,920.1(4)
PROSE 2024-3	3200 Windy Hill Road SE, Suite 1200E, Atlanta, GA 30339	Investment Funds and Vehicles	Private asset-backed investment	8.85%			10/2054		24,526.8(4)
PSC Parent, Inc.(141)	5025 Preston Road, Pasadena, TX 77505	Commercial & Professional Services	First lien senior secured revolving loan	9.64%	SOFR (M)	5.25%	04/2030		5,790.4
		Commercial & Professional Services	First lien senior secured loan	9.71%	SOFR (M)	5.25%	04/2031		47,123.4
PushPay USA Inc.	18300 Redmond Way, Redmond, WA 98052	Software & Services	First lien senior secured loan	8.83%	SOFR (Q)	4.50%	08/2031		32,005.2
PXLY 2024-1	345 Park Avenue, New York, NY 10154	Investment Funds and Vehicles	Collaterized loan obligation	9.50%	SOFR (Q)	5.00%	01/2037		6,584.1(4)
PYE-Barker Fire & Safety, LLC(142)	11605 Haynes Bridge Road, Alpharetta, GA 30009	Commercial & Professional Services	First lien senior secured revolving loan	8.83%	SOFR (Q)	4.50%	05/2030		1,085.7
		Commercial & Professional Services	First lien senior secured loan	8.83%	SOFR (Q)	4.50%	05/2031		31,674.4
QBS Parent, Inc.(143)	811 Main Street, Houston, TX 77002	Software & Services	First lien senior secured loan	9.27%	SOFR (Q)	4.75%	11/2031		13,364.0
QualityTech, LP	12851 Foster Street, Overland Park, KS 66213	Telecommunication Services	First lien senior secured loan	8.02%	SOFR (M)	3.50%	11/2031		22,055.0(4)
Qualtrics Acquireco, LLC	333 W River Park Drive, Provo, UT 84604	Software & Services	First lien senior secured loan	7.08%	SOFR (Q)	2.75%	06/2030		19,464.2
Quartz Holding Company	333 W River Park Drive, Provo, UT 84604	Media & Entertainment	First lien senior secured loan	7.86%	SOFR (M)	3.50%	10/2028		7,116.9

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
Quick Quack Car Wash Holdings, LLC and KKR Game Changer Co-Invest Feeder II L.P.(144)	1380 Lead Hill Boulevard, Suite 260, Roseville, CA 95661	Consumer Services	First lien senior secured loan	9.11%	SOFR (M)	4.75%	06/2031		53,955.3
		Consumer Services	Limited partnership interests					0.60%	12,506.9
Quikrete Holdings, Inc.	5 Concourse Parkway, Suite 1900, Atlanta, GA 30328	Materials	First lien senior secured loan	6.61%	SOFR (M)	2.25%	03/2029		9,465.2
Quintain Investments Holdings Limited(145)	180 Great Portland Street, London W1W 5QZ, United Kingdom	Real Estate Management & Development	Private asset-backed investment	11.00%			08/2031	15.92%	39,302.8(4)
		Real Estate Management & Development	Private asset-backed investment					5.43%	—(4)
Radiant Intermediate Holding, LLC	901 Reinli Street, Austin, TX 78751	Consumer Services	First lien senior secured loan	10.61% (3.00% PIK)	SOFR (Q)	6.00%	11/2026		789.7
Radnet Management, Inc.	1510 Cotner Avenue, Los Angeles, CA 90025	Health Care Equipment and Services	First lien senior secured loan	6.77%	SOFR (Q)	2.25%	04/2031		23,308.2(4)
Ranpak Corp.	7990 Auburn Road, Concord Township, OH 44077	Materials	First lien senior secured loan	8.85%	SOFR (S)	4.50%	12/2031		7,980.0(4)
Raven Acquisition Holdings, LLC(146)	434 W Ascension Way, 6th Floor, Salt Lake City, UT 84123	Health Care Equipment and Services	First lien senior secured loan	7.61%	SOFR (M)	3.25%	11/2031		48,200.0
Reagent Chemical & Research, LLC(147)	115 US Highway 202, Ringoes, NJ 08551	Materials	First lien senior secured revolving loan				04/2030		—
		Materials	First lien senior secured loan	9.61%	SOFR (M)	5.25%	04/2031		49,891.9
RealPage, Inc.	2201 Lakeside Boulevard, Richardson, TX 75082	Software & Services	First lien senior secured loan	8.08%	SOFR (Q)	3.75%	04/2028		33,082.5
		Software & Services	First lien senior secured loan	7.59%	SOFR (Q)	3.00%	04/2028		18,873.2
Recess Holdings, Inc.	544 Chestnut Street, Chattanooga, TN 37402	Consumer Durables & Apparel	First lien senior secured loan	9.09%	SOFR (Q)	4.50%	02/2030		20,477.7
RegionalCare Hospital Partners Holdings, Inc.	330 Seven Springs Way, Brentwood, TN 37027	Health Care Equipment and Services	First lien senior secured loan	7.96%	SOFR (S)	3.50%	05/2031		10,891.3
Resonetics, LLC	26 Whipple Street, Nashua, NH 03060	Health Care Equipment and Services	First lien senior secured loan	7.60%	SOFR (S)	3.25%	06/2031		29,808.7
RFS Opco LLC(148)	45 Rockefeller Plaza, 5th Floor, New York, NY 10111	Financial Services	First lien senior secured loan	9.08%	SOFR (Q)	4.75%	04/2031		42,393.8(4)
Ring Container Technologies Group, LLC	1 Industrial Park Road, Oakland, TN 38060	Materials	First lien senior secured loan	7.11%	SOFR (M)	2.75%	08/2028		3,074.1
Rocket Software, Inc.	77 4th Avenue, Waltham, MA 02451	Software & Services	First lien senior secured loan	8.61%	SOFR (M)	4.25%	11/2028		30,192.5
Royal Borrower, LLC and Royal Parent, LP(149)	3720 Zip Industrial Boulevard SE, Atlanta, GA 30354	Consumer Distribution and Retail	First lien senior secured revolving loan				07/2030		—
		Consumer Distribution and Retail	First lien senior secured loan	9.77%	SOFR (M)	5.25%	07/2030		18,326.0
		Consumer Distribution and Retail	Class A preferred units	10.00% PIK				3.95%	3,912.4
RRAM 2022-21	9 W 57th Street, 17th Floor, New York, NY 10019	Investment Funds and Vehicles	Collaterized loan obligation	12.90%			01/2123		9,613.2(4)
RRAM 2024-30	9 W 57th Street, 17th Floor, New York, NY 10019	Investment Funds and Vehicles	Collaterized loan obligation	12.46%			07/2036		6,411.2(4)

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
Runway Bidco, LLC(150)	3201 Dallas Parkway, Frisco, TX 75034	Software & Services	First lien senior secured loan	9.33%	SOFR (S)	5.00%	12/2031		1,927.0
RVRPK 2024-1	345 Park Avenue, New York, NY 10154	Investment Funds and Vehicles	Collaterized loan obligation	9.15%	SOFR (Q)	4.80%	01/2038		6,516.3(4)
RWA Wealth Partners, LLC(151)	85 Wells Avenue, Newton, MA 02459	Financial Services	First lien senior secured loan	9.27%	SOFR (S)	4.75%	11/2030		7,672.5(4)
		Financial Services	First lien senior secured loan	9.16%	SOFR (Q)	4.75%	11/2030		357.5(4)
Ryan Specialty Group, LLC	155 N Wacker Drive, Suite 4000, Chicago, IL 60606	Insurance	First lien senior secured loan	6.61%	SOFR (M)	2.25%	09/2031		23,803.8(4)
Sandlot Action Sports, LLC	34 E 51st Street, New York, NY 10022	Media & Entertainment	Common units					0.14%	25.0
Sapphire Software Buyer, Inc.(152)	675 Almanor Avenue, Sunnyvale, CA 94085	Software & Services	First lien senior secured loan	9.75% (3.00% PIK)	SOFR (S)	5.50%	09/2031		46,861.1
Saturn Purchaser Corp.	201 1st Street, Suite 307, Petaluma, CA 94952	Commercial & Professional Services	First lien senior secured loan	9.81%	SOFR (Q)	5.25%	07/2029		7,678.7
SCIH Salt Holdings Inc.	10955 Lowell Avenue, Suite 500, Overland Park, KS 66210	Consumer Distribution and Retail	First lien senior secured loan	7.57%	SOFR (Q)	3.00%	01/2029		50,173.3
Sedgwick Claims Management Services, Inc.	8125 Sedgwick Way, Memphis, TN 38125	Software & Services	First lien senior secured loan	7.59%	SOFR (Q)	3.00%	07/2031		50,634.8
Select Medical Corporation	4714 Gettysburg Road, Mechanicsburg, PA 17055	Health Care Equipment and Services	First lien senior secured loan	6.53%	SOFR (S)	2.00%	11/2031		5,511.4(4)
Service Logic Acquisition, Inc. and MSHC, Inc.	214 N Tryon Street, Suite 2425, Charlotte, NC 28202	Consumer Services	First lien senior secured loan	8.09%	SOFR (Q)	3.50%	10/2027		36,614.4
Severin Acquisition, LLC (153)	150 Parkshore Drive, Folsom, CA 95630	Software & Services	First lien senior secured loan	9.36% (2.25% PIK)	SOFR (M)	5.00%	10/2031		111,190.0
Sharp Midco LLC	7451 Keebler Way, Allentown, PA 18106	Health Care Equipment and Services	First lien senior secured loan	7.58%	SOFR (Q)	3.25%	12/2028		30,479.0
SIG Parent Holdings, LLC(154)	530 Oak Court Drive, Suite 245, Memphis, TN 38117	Insurance	First lien senior secured loan	9.36%	SOFR (M)	5.00%	08/2031		25,167.0
Signia Aerospace, LLC (155)	4 Embarcadero Center, Suite 2660, San Francisco, CA 94111	Capital Goods	First lien senior secured loan	7.40%	SOFR (S)	3.00%	12/2031		25,797.8
Silk Holdings III Corp. and Silk Holdings I Corp. (156)	1 International Place, Suite 3240, Boston, MA 02110	Household & Personal Products	First lien senior secured revolving loan	8.33%	SOFR (Q)	4.00%	05/2029		3,300.3
		Household & Personal Products	First lien senior secured loan	9.83%	SOFR (Q)	5.50%	05/2029		38,753.1
		Household & Personal Products	Common stock					0.03%	263.3
SIXST 2021-17	1 Letterman Drive, Building B, San Francisco, CA 94129	Investment Funds and Vehicles	Collaterized loan obligation	11.00%			01/2034		3,582.2(4)
SIXST 2022-21	1 Letterman Drive, Building B, San Francisco, CA 94129	Investment Funds and Vehicles	Collaterized loan obligation	10.39%	SOFR (Q)	5.75%	10/2037		2,080.0(4)
SIXST 2024-27	1 Letterman Drive, Building B, San Francisco, CA 94129	Investment Funds and Vehicles	Collaterized loan obligation	9.61%	SOFR (Q)	5.25%	01/2038		1,754.4(4)
Solar Bidco Limited(157)	7 Wornal Park, Menmarsh Road, Aylesbury HP18 9PH, United Kingdom	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured loan	8.43%	Euribor (Q)	5.75%	11/2029		3,589.7(4)
Sophia, L.P.	680 E Swedesford Road, Wayne, PA 19087	Software & Services	First lien senior secured loan	7.36%	SOFR (M)	3.00%	10/2029		15,289.9

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
		Software & Services	Second lien senior secured loan	9.11%	SOFR (M)	4.75%	11/2032		12,200.0
Sotera Health Holdings, LLC	9100 S Hills Boulevard, Broadview Heights, OH 44147	Health Care Equipment and Services	First lien senior secured loan	7.84%	SOFR (Q)	3.25%	05/2031		5,800.6(4)
South Field, LLC	43250 Hibbetts-Mill Road, Wellsville, OH 43968	Independent Power and Renewable Electricity Producers	First lien senior secured loan	8.08%	SOFR (Q)	3.75%	08/2031		9,905.5
South Florida Motorsports, LLC	347 Don Shula Drive, Miami Gardens, FL 33056	Media & Entertainment	Class A common interest					2.00%	4,139.8
Spaceship Purchaser, Inc. (158)	459 Broadway, 5th Floor, New York, NY 10013	Software & Services	First lien senior secured loan	9.33%	SOFR (Q)	5.00%	10/2031		103,232.2
Spark Purchaser, Inc.(159)	30 Hudson Yards, New York, NY 10001	Software & Services	First lien senior secured loan	9.83%	SOFR (Q)	5.50%	04/2031		17,254.1
SPEAK 2024-11	2001 Ross Avenue, Suite 1900, Dallas, TX 75201	Investment Funds and Vehicles	Collaterized loan obligation	13.48%			07/2037		3,891.6(4)
Specialty Building Products Holdings, LLC	2160 Satellite Boulevard, Suite 450, Duluth, GA 30097	Capital Goods	First lien senior secured loan	8.21%	SOFR (M)	3.75%	10/2028		6,942.8
SPX Flow, Inc.	13320 Ballantyne Corporate Place, Charlotte, NC 28277	Capital Goods	First lien senior secured loan	7.36%	SOFR (M)	3.00%	04/2029		13,989.7
St Athena Global LLC and St Athena Global Holdings Limited(160)	255 W Federal Street, Youngstown, OH 44503	Consumer Durables & Apparel	First lien senior secured revolving loan	9.84%	SOFR (Q)	5.25%	06/2029		982.4(4)
		Consumer Durables & Apparel	First lien senior secured loan	9.95%	SONIA (M)	5.25%	06/2030		17,911.6(4)
		Consumer Durables & Apparel	First lien senior secured loan	9.82%	SOFR (Q)	5.25%	06/2030		31,637.9(4)
Star US Bidco LLC	14845 W 64th Avenue, Arvada, CO 80007	Capital Goods	First lien senior secured loan	8.11%	SOFR (M)	3.75%	03/2027		14,950.0
Station Casinos LLC	1505 S Pavilion Center Drive, Las Vegas, NV 89135	Consumer Services	First lien senior secured loan	6.38%	SOFR (M)	2.00%	03/2031		5,269.0(4)
Stepstone Group MidCo 2 GmbH, The	Volklinger Strasse 1, 40219 Dusseldorf, Germany	Financial Services	First lien senior secured loan	8.83%	SOFR (S)	4.50%	12/2031		13,825.0(4)
Steward Partners Global Advisory, LLC and Steward Partners Investment Advisory, LLC (161)	2 Grand Central Tower, New York, NY 10017	Financial Services	First lien senior secured loan	9.08%	SOFR (Q)	4.75%	10/2028		2,621.5(4)
		Financial Services	First lien senior secured loan	9.80%	SOFR (Q)	5.25%	10/2028		236.5(4)
STKPK 2022-1	345 Park Avenue, New York, NY 10154	Investment Funds and Vehicles	Collaterized loan obligation	10.81%	SOFR (Q)	6.15%	10/2037		3,448.0(4)
Sugar PPC Buyer LLC (162)	950 Third Avenue, New York, NY 10022	Food & Beverage	First lien senior secured loan	9.69%	SOFR (M)	5.25%	10/2030		24,812.5
Summer (BC) Bidco B LLC	4001 Kennett Pike, Suite 302, DE City, DE 19807	Media & Entertainment	First lien senior secured loan	9.59%	SOFR (Q)	5.00%	02/2029		1,964.6(4)
		Media & Entertainment	First lien senior secured loan	9.09%	SOFR (Q)	4.50%	12/2026		1,010.8(4)
Summit Acquisition Inc.	1 Glenlake Parkway, Suite 1075, Atlanta, GA 30328	Financial Services	First lien senior secured loan	8.08%	SOFR (Q)	3.75%	10/2031		9,045.0
Sunbit Receivables Trust IV(163)	10940 Wilshire Boulevard, Suite 1850, Los Angeles, CA 90024	Financial Services	Private asset-backed investment	11.56%	SOFR (M)	7.25%	12/2026		1,620.0

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
Sunvair Aerospace Group, Inc. and GB Helios Holdings, L.P.(164)	29145 The Old Road, Valencia, CA 91355	Capital Goods	First lien senior secured loan	9.74%	SOFR (Q)	5.00%	05/2031		32,285.8
		Capital Goods	Series A common units					0.61%	1,376.6
Superman Holdings, LLC (165)	17800 Royalton Road, Strongsville, OH 44136	Software & Services	First lien senior secured loan	8.86%	SOFR (M)	4.50%	08/2031		39,382.0
Supplying Demand, Inc. (166)	4077 Redwood Avenue, Los Angeles, CA 90066	Food & Beverage	First lien senior secured revolving loan				11/2027		—
Surf Holdings S.a r.l.	12c Rue Guillaume J Kroll, 1882 Cessange, Luxembourg	Financial Services	First lien senior secured loan	7.95%	SOFR (M)	3.50%	03/2027		16,505.6(4)
Surgery Center Holdings, Inc.	340 Seven Springs Way, Brentwood, TN 37027	Health Care Equipment and Services	First lien senior secured loan	7.09%	SOFR (M)	2.75%	12/2030		34,774.0(4)
SV Newco 2, Inc.(167)	24 Akerley Boulevard, Unit 1, Dartmouth, NS B3B 1J3, Canada	Commercial & Professional Services	First lien senior secured revolving loan				06/2031		—(4)
		Commercial & Professional Services	First lien senior secured loan	9.26%	SOFR (Q)	4.75%	06/2031		16,218.9(4)
Switch Master Holdco LLC	7135 S Decatur Boulevard, Las Vegas, NV 89118	Telecommunication Services	Private asset-backed investment	7.44%	SOFR (S)	3.00%	12/2025		20,052.0
		Telecommunication Services	Private asset-backed investment	7.44%	SOFR (M)	3.00%	12/2025		13,998.8
SYMP 2022-33	555 California Street, Suite 3100, San Francisco, CA 94104	Investment Funds and Vehicles	Collaterized loan obligation	9.69%	SOFR (Q)	5.35%	01/2038		2,512.5(4)
SYMP 2022-36	555 California Street, Suite 3100, San Francisco, CA 94104	Investment Funds and Vehicles	Collaterized loan obligation	11.63%	SOFR (Q)	7.00%	10/2037		1,148.2(4)
SYMP 2023-40	555 California Street, Suite 3100, San Francisco, CA 94104	Investment Funds and Vehicles	Collaterized loan obligation	9.67%	SOFR (Q)	5.25%	01/2038		1,507.8(4)
Talen Energy Supply LLC	600 Hamilton Street, Suite 600, Allentown, PA 18101	Independent Power and Renewable Electricity Producers	First lien senior secured loan	7.02%	SOFR (Q)	2.50%	12/2031		3,508.8(4)
TCI Buyer LLC and TCI Holdings, LP(168)	545 Columbia Avenue, Riverside, CA 92507	Household & Personal Products	First lien senior secured loan	9.09%	SOFR (M)	4.75%	11/2030		23,332.1
		Household & Personal Products	Common stock					0.80%	1,694.0
Tempo Acquisition, LLC	4 Overlook Point, Suite 4OP, Lincolnshire, IL 60069	Commercial & Professional Services	First lien senior secured loan	6.61%	SOFR (M)	2.25%	08/2028		12,918.6(4)
Tenable Holdings, Inc.	6100 Merriweather Drive, 12th Floor, Columbia, MD 21044	Software & Services	First lien senior secured loan	7.22%	SOFR (M)	2.75%	07/2028		5,390.4(4)
Teneo Holdings LLC	280 Park Avenue, 4th Floor, New York, NY 10017	Commercial & Professional Services	First lien senior secured loan	9.11%	SOFR (M)	4.75%	03/2031		17,434.1
Texas Debt Capital CLO 2024-II Ltd	875 3rd Avenue, 24th Floor, New York, NY 10022	Investment Funds and Vehicles	Collaterized loan obligation	9.81%	SOFR (Q)	5.25%	01/2037		4,119.2(4)
The Dun & Bradstreet Corporation	103 JFK Parkway, Short Hills, NJ 07078	Commercial & Professional Services	First lien senior secured loan	6.59%	SOFR (M)	2.25%	01/2029		44,825.6(4)
The Edelman Financial Center, LLC	540 Madison Avenue, Suite 27B, New York, NY 10022	Financial Services	First lien senior secured loan	7.36%	SOFR (M)	3.00%	04/2028		31,754.3(4)
		Financial Services	Second lien senior secured loan	9.61%	SOFR (M)	5.25%	10/2028		52,861.2(4)
The Hiller Companies, LLC(169)	3751 Joy Springs Drive, Mobile, AL 36693	Commercial & Professional Services	First lien senior secured revolving loan				06/2030		—

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
		Commercial & Professional Services	First lien senior secured loan	9.36%	SOFR (M)	5.00%	06/2030		25,964.3
Thevelia (US) LLC	156 W 56th Street, 3rd Floor, New York, NY 10019	Commercial & Professional Services	First lien senior secured loan	7.58%	SOFR (Q)	3.25%	06/2029		9,519.1(4)
THPT 2023-THL	600 Third Avenue, 40th Floor, New York, NY 10016	Investment Funds and Vehicles	Commercial mortgage- backed security	10.40%			12/2034		5,021.5(4)
Thunder Generation	251 Little Falls Drive, Wilmington, DE 19808	Independent Power and Renewable Electricity Producers	First lien senior secured loan	7.33%	SOFR (Q)	3.00%	10/2031		16,847.0
Tikehau Green Diamond II CFO Equity LP(170)	412 W 15th Street, 17th Floor, New York, NY 10011	Investment Funds and Vehicles	Private asset-backed investment	10.60%	Euribor (Q)	7.75%		4.36%	2,836.0(4)
Tikehau Ruby CLO Equity LP(171)	412 W 15th Street, 17th Floor, New York, NY 10011	Investment Funds and Vehicles	Private asset-backed investment	13.06%	Euribor (Q)	10.00%		3.10%	1,271.4(4)
Tikehau Topaz LP(172)	412 W 15th Street, 17th Floor, New York, NY 10011	Investment Funds and Vehicles	Private asset-backed investment	13.57%	SOFR (Q)	9.00%		4.72%	2,247.7(4)
Touchdown Acquirer Inc.	1131 Broadway Street, Dayton, TN 37321	Materials	First lien senior secured loan	7.58%	SOFR (Q)	3.25%	02/2031		2,193.3(4)
TPG IX Cardiff CI II, L.P.	5454 W 110th Street, Overland Park, KS 66211	Financial Services	Limited partnership interest					0.18%	4,814.0(4)
Trans Union LLC	555 W Adams Street, Chicago, IL 60661	Commercial & Professional Services	First lien senior secured loan	6.11%	SOFR (M)	1.75%	06/2031		11,460.1(4)
TransDigm Inc.	1301 E 9th Street, Suite 3000, Cleveland, OH 44114	Capital Goods	First lien senior secured loan	6.83%	SOFR (Q)	2.50%	02/2031		21,782.8(4)
		Capital Goods	First lien senior secured loan	7.08%	SOFR (Q)	2.75%	03/2030		16,560.0(4)
		Capital Goods	First lien senior secured loan	6.83%	SOFR (Q)	2.50%	01/2032		2,497.6(4)
Transit Technologies LLC (173)	2035 Lakeside Centre Way, Knoxville, TN 37922	Software & Services	First lien senior secured loan	9.17%	SOFR (S)	4.75%	08/2031		10,838.2
TransMontaigne Operating Company L.P.	1670 Broadway, Suite 3100, Denver, CO 80202	Energy	First lien senior secured loan	7.61%	SOFR (M)	3.25%	11/2028		17,684.5
Trident TPI Holdings, Inc.	460 E Swedesford Road, Suite 3000, Wayne, PA 19087	Materials	First lien senior secured loan	8.19%	SOFR (S)	3.75%	09/2028		38,180.2
Trinity Capital Inc	11755 Wilshire Boulevard, Suite 2450, Los Angeles, CA 90025	Financial Services	Corporate bond	7.54%			10/2027		29,461.2(4)
Truck-Lite Co., LLC, Ecco Holdings Corp. and Clarience Technologies, LLC(174)	1067 Centre Road, Auburn Hills, MI 48326	Automobiles & Components	First lien senior secured loan	10.27%	SOFR (Q)	5.75%	02/2031		34,571.4
		Automobiles & Components	Class A common units					0.11%	2,767.7
Truist Insurance Holdings, LLC(175)	3201 Beechleaf Court, Raleigh, NC 27604	Insurance	First lien senior secured revolving loan				05/2029		—
TSS Buyer, LLC(176)	620 Hearst Avenue, Berkeley, CA 94710	Commercial & Professional Services	First lien senior secured loan	10.23%	SOFR (M)	5.50%	06/2029		8,156.7
Ultra Clean Holdings, Inc.	26462 Corporate Avenue, Hayward, CA 94545	Semiconductors & Semiconductor Equipment	First lien senior secured loan	7.61%	SOFR (M)	3.25%	02/2028		5,932.6(4)

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
United Digestive MSO Parent, LLC and Koln Co-Invest Unblocked, LP (177)	1355 Peachtree Street NE, Suite 1600, Atlanta, GA 30309	Health Care Equipment and Services	First lien senior secured revolving loan	10.14%	SOFR (Q)	5.75%	03/2029		228.9
		Health Care Equipment and Services	First lien senior secured loan	10.08%	SOFR (Q)	5.75%	03/2029		10,566.5
		Health Care Equipment and Services	Class A interests					0.03%	127.3
United Talent Agency LLC	9336 Civic Center Drive, Beverly Hills, CA 90210	Media & Entertainment	First lien senior secured loan	8.20%	SOFR (M)	3.75%	07/2028		11,985.6
University Support Services LLC	3500 Sunrise Highway, Building 300, Great River, NY 11739	Consumer Services	First lien senior secured loan	7.11%	SOFR (M)	2.75%	02/2029		34,032.8(4)
UP Intermediate II LLC and UPBW Blocker LLC (178)	2606 Baldwin Road, Greenwood, MS 38930	Commercial & Professional Services	First lien senior secured revolving loan				03/2030		—
		Commercial & Professional Services	First lien senior secured loan	9.58%	SOFR (Q)	5.25%	03/2031		2,514.0
		Commercial & Professional Services	Common units					1.06%	2,906.3
		Commercial & Professional Services	Common units					0.07%	188.3
USALCO, LLC(179)	2601 Cannery Avenue, Baltimore, MD 21226	Materials	First lien senior secured loan	8.36%	SOFR (M)	4.00%	09/2031		23,779.5
UserZoom Technologies, Inc.	10 Almaden Boulevard, Suite 250, San Jose, CA 95113	Software & Services	First lien senior secured loan	12.75%	SOFR (S)	7.50%	04/2029		628.1
USI, Inc.	3611 Paesanos Parkway, Suite 300, San Antonio, TX 78231	Insurance	First lien senior secured loan	6.58%	SOFR (Q)	2.25%	11/2029		41,624.2
		Insurance	First lien senior secured loan	6.58%	SOFR (Q)	2.25%	09/2030		13,711.4
Vantage Data Centers Europe S.a r.l.(180)	2 Rue Peternelchen, Howald 2370, Luxembourg	Equity Real Estate Investment Trusts (REITs)	Private asset-backed investment	9.61%	Euribor (M)	6.75%	05/2029		1,995.6(4)
Varsity Brands Holding Co., Inc., Hercules Achievement, Inc. and BCPE Hercules Holdings, LP	14460 Varsity Brands Way, Farmers Branch TX 75244	Consumer Durables & Apparel	First lien senior secured loan	8.27%	SOFR (Q)	3.75%	08/2031		71,066.2
Verde Purchaser LLC	375 Park Avenue, New York, NY 10152	Capital Goods	First lien senior secured loan	8.83%	SOFR (Q)	4.50%	11/2030		6,998.4(4)
Vertex Service Partners, LLC and Vertex Service Partners Holdings, LLC (181)	101 S Tryon Street, Charlote, NC 28202	Consumer Services	First lien senior secured revolving loan	10.12%	SOFR (M)	5.75%	11/2030		2,616.1
		Consumer Services	First lien senior secured loan	10.13%	SOFR (M)	5.75%	11/2030		31,424.2
		Consumer Services	First lien senior secured loan	9.50%	SOFR (Q)	5.00%	11/2030		266.1
		Consumer Services	Class B common units					0.19%	661.6
Viant Medical Holdings, Inc.	405 W Geneva Drive, Tempe, AZ 85282	Health Care Equipment and Services	First lien senior secured loan	8.60%	SOFR (Q)	4.00%	10/2031		26,616.9
Victors Purchaser, LLC and WP Victors Co-Investment, L.P.(182)	3855 Sparks Drive SE, Grand Rapids, MI 49546	Software & Services	First lien senior secured revolving loan	8.26%	CORRA (Q)	4.75%	08/2031		922.4
		Software & Services	First lien senior secured loan	9.08%	SOFR (Q)	4.75%	08/2031		49,350.6
		Software & Services	Partnership units					0.27%	1,913.6

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
Victory Buyer LLC	50 E 153rd Street, Bronx, NY 10451	Capital Goods	First lien senior secured loan	8.22%	SOFR (M)	3.75%	11/2028		13,989.6
Viper Bidco, Inc.(183)	1575 Sawdust Road, Spring, TX 77380	Software & Services	First lien senior secured loan	9.52%	SOFR (S)	5.00%	11/2031		14,779.4
		Software & Services	First lien senior secured loan	9.70%	SONIA (M)	5.00%	11/2031		8,547.7
Vobev, LLC and Vobev Holdings, LLC(184)	5454 W 150 S, Salt Lake City, UT 84104	Materials	First lien senior secured revolving loan	9.69%	SOFR (S)	5.00%	04/2028		0.8
		Materials	First lien senior secured loan	13.36% PIK	SOFR (M)	9.00%	03/2025		306.1
		Materials	First lien senior secured loan				04/2028		2,310.8
		Materials	Warrant to purchase Class B units				04/2028	1.00%	—
		Materials	Warrant to purchase ordinary shares				11/2033	2.44%	—
VOYA 2022-3	230 Park Avenue, New York, NY 10169	Investment Funds and Vehicles	Collaterized loan obligation	9.12%	SOFR (Q)	4.50%	10/2036		2,050.6(4)
VOYA 2024-1	230 Park Avenue, New York, NY 10169	Investment Funds and Vehicles	Collaterized loan obligation	11.31%	SOFR (Q)	6.65%	04/2037		1,728.4(4)
VS Buyer, LLC	2520 Northwinds Parkway, Alpharetta, GA 30009	Software & Services	First lien senior secured loan	7.12%	SOFR (M)	2.75%	04/2031		7,608.7
W.S. Connelly & Co., LLC and WSC Ultimate Holdings, LLC(185)	2501 Oak Lake Boulevard, Midlothian, VA 23112	Commercial & Professional Services	First lien senior secured revolving loan	8.33%	SOFR (Q)	4.00%	05/2030		7,039.3
		Commercial & Professional Services	First lien senior secured loan	9.58%	SOFR (Q)	5.25%	05/2030		22,736.9
		Commercial & Professional Services	Class A preferred units	10.00% PIK				1.11%	1,097.2
		Commercial & Professional Services	Class A common units					1.11%	—
Wand Newco 3, Inc.	200 Bellevue Parkway, Suite 210, Wilmington, DE 19809	Automobiles & Components	First lien senior secured loan	7.61%	SOFR (M)	3.25%	01/2031		58,462.6
Watt Holdco Limited(186)	143 Barkby Road, Leicester LE4 9LG, United Kingdom	Independent Power and Renewable Electricity Producers	First lien senior secured loan	8.84%	Euribor (Q)	6.00%	09/2031		2,789.3(4)
		Independent Power and Renewable Electricity Producers	First lien senior secured loan	10.70%	SONIA (Q)	6.00%	09/2031		1,373.8(4)
Waystar Technologies, Inc.	2055 Sugarloaf Circle, Suite 600, Duluth, GA 30097	Health Care Equipment and Services	First lien senior secured loan	6.59%	SOFR (S)	2.25%	10/2029		13,301.7
WCI-BXC Purchaser, LLC and WCI-BXC Investment Holdings, L.P. (187)	39 Labombard Road, Lebanon, NH 03766	Pharmaceuticals, Biotechnology & Life Sciences	First lien senior secured loan	10.78%	SOFR (Q)	6.25%	11/2030		4,414.2
		Pharmaceuticals, Biotechnology & Life Sciences	Limited partnership interests					0.16%	676.9
WEC US Holdings Ltd.	20 Stanwix Street, Pittsburgh, PA 15222	Capital Goods	First lien senior secured loan	6.80%	SOFR (M)	2.25%	01/2031		34,763.1
Wellington Bidco Inc. and Wellington TopCo LP(188)	555 California Street, San Francisco, CA 94104	Software & Services	First lien senior secured revolving loan	9.33%	SOFR (Q)	5.00%	06/2030		1,189.7
		Software & Services	First lien senior secured loan	9.33%	SOFR (Q)	5.00%	06/2030		51,464.7
		Software & Services	Class A-2 preferred units	8.00% PIK				0.37%	2,188.1

Issuer	Address	Business Description	Investment	Coupon(3)	Reference(1)	Spread	Maturity Date	% of Class Held at 12/31/2024 (2)	Fair Value
Wellington-Altus Financial Inc.(189)	201 Portage Avenue, 3rd Floor, Winnipeg, MB R3C 0B9, Canada	Financial Services	First lien senior secured loan	9.11%	CORRA (Q)	5.00%	08/2030		782.7(4)
		Financial Services	Common stock					0.25%	1,631.4(4)
Whatabrands LLC	300 Concord Plaza Drive, San Antonio, TX 78216	Consumer Services	First lien senior secured loan	6.86%	SOFR (M)	2.50%	08/2028		13,416.5
White Cap Supply Holdings, LLC	6250 Brook Hollow Parkway, Suite 100, Norcross, GA 30071	Capital Goods	First lien senior secured loan	7.61%	SOFR (M)	3.25%	10/2029		1,301.1
WideOpenWest Finance, LLC	7887 E Belleview Avenue, Suite 1000, Englewood, CO 80111	Media & Entertainment	First lien senior secured loan	11.55%	SOFR (Q)	7.00%	12/2028		3,389.6(4)
WILDPK 2024-1	345 Park Avenue, New York, NY 10154	Investment Funds and Vehicles	Collaterized loan obligation	10.33%	SOFR (Q)	5.75%	10/2037		1,142.6(4)
William Morris Endeavor Entertainment, LLC (IMG Worldwide Holdings, LLC)	9601 Wilshire Boulevard, Beverly Hills, CA 90210	Media & Entertainment	First lien senior secured loan	7.22%	SOFR (M)	2.75%	05/2025		39,695.2(4)
World Insurance Associates, LLC and World Associates Holdings, LLC(190)	100 Wood Avenue S, 4th Floor, Iselin, NJ 08830	Insurance	First lien senior secured loan	10.08%	SOFR (Q)	5.75%	04/2028		17,072.4
Worldwide Produce Acquisition, LLC and REP WWP Coinvest IV, L.P.(191)	2652 Long Beach Avenue, Unit 2, Long Beach, CA 90058	Consumer Distribution and Retail	First lien senior secured revolving loan				01/2029		—
		Consumer Distribution and Retail	First lien senior secured loan	10.50%	SOFR (Q)	6.25%	01/2029		7,463.0
		Consumer Distribution and Retail	Common units					0.02%	11.7
WRE Sports Investments LLC(192)	111 W 19th Street, 8th Floor, New York, NY 10011	Media & Entertainment	First lien senior secured loan	11.00% (5.50% PIK)			07/2031		33,393.3
Wrench Group LLC	1787 Williams Drive, Marietta, GA 30066	Consumer Services	First lien senior secured loan	8.59%	SOFR (Q)	4.00%	10/2028		52,424.9
Xplor T1, LLC	11330 Olive Boulevard, Suite 200, Creve Coeur, MS 63141	Commercial & Professional Services	First lien senior secured loan	7.83%	SOFR (S)	3.50%	06/2031		16,250.5
Zayo Group Holdings, Inc.	1821 30th Street, Unit A, Boulder, CO 80301	Telecommunication Services	First lien senior secured loan	7.47%	SOFR (M)	3.00%	03/2027		23,282.3
Zelis Cost Management Buyer, Inc.	149 Newbury Street, Boston, MA 02116	Health Care Equipment and Services	First lien senior secured loan	7.11%	SOFR (M)	2.75%	09/2029		5,965.8
Zelis Payments Buyer, Inc.	2 Crossroads Drive, Bedminster, NJ 07921	Financial Services	First lien senior secured loan	7.61%	SOFR (M)	3.25%	11/2031		65,413.1
Zinc Buyer Corporation (193)	1014 S Wall Avenue, Joplin, MO 64801	Commercial & Professional Services	First lien senior secured loan	9.08%	SOFR (Q)	4.75%	07/2031		50,771.6
ZocDoc, Inc.	568 Broadway, 9th Floor, New York, NY 10012	Software & Services	First lien senior secured loan	11.02%	SOFR (Q)	6.50%	05/2029		32,500.0
Zuffa Guarantor LLC	200 5th Avenue, New York, NY 10010	Media & Entertainment	First lien senior secured loan	6.77%	SOFR (Q)	2.25%	11/2031		30,129.6(4)
Zuora, Inc.	101 Redwood Shores Parkway, Redwood City, CA 94065	Software & Services	First lien senior secured loan	7.83%	SOFR (S)	3.50%	12/2031		19,900.0
Total Investments		Grand Total							$11,549,149.4

(1)
Variable rate loans to the Fund’s portfolio companies bear interest at a rate that may be determined by reference to the Secured Overnight Financing Rate (“SOFR”) or an alternate base rate (commonly based on the Federal Funds Rate or the Prime Rate), at the borrower’s option, which reset annually (A), semi-annually (S), quarterly (Q), bi-monthly (B), monthly (M) or daily (D). For each such loan, the Fund has provided the interest rate in effect on the date presented.
(2)
Percentages shown for warrants or convertible preferred stock held represents the percentages of common stock we may own on a fully diluted basis, assuming we exercise our warrants or convert our preferred stock to common stock.

(3)
As defined in the Investment Company Act, we are an “Affiliate” of this portfolio company because we own 5% or more of the portfolio company’s outstanding voting securities.

(4)
This portfolio company is not a qualifying asset under Section 55(a) of the Investment Company Act. Under the Investment Company Act, the Fund may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of the Fund’s total assets. Pursuant to Section 55(a) of the Investment Company Act 23% of the Fund’s total assets are represented by investments at fair value and other assets that are considered “non-qualifying assets” as of December 31, 2024.

(5)
$13,584.9 of total commitment of $13,584.9 remains undrawn as of December 31, 2024

(6)
$4,260.3 of total commitment of $4,260.3 remains undrawn as of December 31, 2024

(7)
$1,122.1 of total commitment of $1,122.1 remains undrawn as of December 31, 2024

(8)
$15,000.0 of total commitment of $15,000.0 remains undrawn as of December 31, 2024

(9)
$1,056.3 of total commitment of $1,056.3 remains undrawn as of December 31, 2024

(10)
$0.4 of total commitment of $1.0 remains undrawn as of December 31, 2024

(11)
$16,461.7 of total commitment of $16,461.7 remains undrawn as of December 31, 2024

(12)
$7,022.1 of total commitment of $7,022.1 remains undrawn as of December 31, 2024

(13)
$17,304.7 of total commitment of $17,304.7 remains undrawn as of December 31, 2024

(14)
$14,342.0 of total commitment of $14,342.0 remains undrawn as of December 31, 2024

(15)
$506.8 of total commitment of $547.9 remains undrawn as of December 31, 2024

(16)
$5,854.1 of total commitment of $5,854.1 remains undrawn as of December 31, 2024

(17)
$3,386.3 of total commitment of $3,386.3 remains undrawn as of December 31, 2024

(18)
$3,393.9 of total commitment of $3,393.9 remains undrawn as of December 31, 2024

(19)
$2,070.9 of total commitment of $2,070.9 remains undrawn as of December 31, 2024

(20)
$36,930.6 of total commitment of $38,389.1 remains undrawn as of December 31, 2024

(21)
$5,819.7 of total commitment of $5,819.7 remains undrawn as of December 31, 2024

(22)
$2,081.6 of total commitment of $2,081.6 remains undrawn as of December 31, 2024

(23)
$10,426.1 of total commitment of $10,426.1 remains undrawn as of December 31, 2024

(24)
$16,132.7 of total commitment of $18,115.7 remains undrawn as of December 31, 2024

(25)
$2,408.3 of total commitment of $3,440.4 remains undrawn as of December 31, 2024

(26)
$21,428.6 of total commitment of $21,428.6 remains undrawn as of December 31, 2024

(27)
$9,286.2 of total commitment of $9,286.2 remains undrawn as of December 31, 2024

(28)
$8,673.6 of total commitment of $8,673.6 remains undrawn as of December 31, 2024

(29)
$22,219.7 of total commitment of $33,329.5 remains undrawn as of December 31, 2024

(30)
$22,168.3 of total commitment of $22,688.7 remains undrawn as of December 31, 2024

(31)
$20,140.5 of total commitment of $20,140.5 remains undrawn as of December 31, 2024

(32)
$1,595.7 of total commitment of $1,595.7 remains undrawn as of December 31, 2024

(33)
$722.7 of total commitment of $722.7 remains undrawn as of December 31, 2024

(34)
$5,384.6 of total commitment of $5,384.6 remains undrawn as of December 31, 2024

(35)
$3,127.4 of total commitment of $3,127.4 remains undrawn as of December 31, 2024

(36)
$4,767.2 of total commitment of $6,212.7 remains undrawn as of December 31, 2024

(37)
$1,900.0 of total commitment of $1,900.0 remains undrawn as of December 31, 2024

(38)
$1,520.0 of total commitment of $1,520.0 remains undrawn as of December 31, 2024

(39)
$4,213.2 of total commitment of $4,310.3 remains undrawn as of December 31, 2024

(40)
$2,041.6 of total commitment of $2,041.6 remains undrawn as of December 31, 2024

(41)
$2,548.0 of total commitment of $2,548.0 remains undrawn as of December 31, 2024

(42)
$1.5 of total commitment of $1.5 remains undrawn as of December 31, 2024

(43)
$1,470.6 of total commitment of $1,470.6 remains undrawn as of December 31, 2024

(44)
$1,330.7 of total commitment of $1,383.6 remains undrawn as of December 31, 2024

(45)
$1,877.8 of total commitment of $3,813.5 remains undrawn as of December 31, 2024

(46)
$410.8 of total commitment of $410.8 remains undrawn as of December 31, 2024

(47)
$0.5 of total commitment of $1.0 remains undrawn as of December 31, 2024

(48)
$4,455.2 of total commitment of $4,455.2 remains undrawn as of December 31, 2024

(49)
$21,965.8 of total commitment of $21,965.8 remains undrawn as of December 31, 2024

(50)
$721.3 of total commitment of $721.3 remains undrawn as of December 31, 2024

(51)
$2,862.8 of total commitment of $3,456.0 remains undrawn as of December 31, 2024

(52)
$3,292.7 of total commitment of $3,292.7 remains undrawn as of December 31, 2024

(53)
$15,000.0 of total commitment of $18,750.0 remains undrawn as of December 31, 2024

(54)
$12,843.0 of total commitment of $12,896.5 remains undrawn as of December 31, 2024

(55)
$7,510.3 of total commitment of $7,519.8 remains undrawn as of December 31, 2024

(56)
$23,532.1 of total commitment of $23,532.1 remains undrawn as of December 31, 2024

(57)
$22,210.7 of total commitment of $22,210.7 remains undrawn as of December 31, 2024

(58)
$2,346.3 of total commitment of $2,346.3 remains undrawn as of December 31, 2024

(59)
$16,519.3 of total commitment of $16,519.3 remains undrawn as of December 31, 2024

(60)
$8,426.8 of total commitment of $8,426.8 remains undrawn as of December 31, 2024

(61)
$6,045.5 of total commitment of $8,750.0 remains undrawn as of December 31, 2024

(62)
$30,382.5 of total commitment of $30,382.5 remains undrawn as of December 31, 2024

(63)
$3,923.0 of total commitment of $4,224.4 remains undrawn as of December 31, 2024

(64)
$2,674.4 of total commitment of $2,674.4 remains undrawn as of December 31, 2024

(65)
$3,475.3 of total commitment of $3,475.3 remains undrawn as of December 31, 2024

(66)
$919.8 of total commitment of $919.8 remains undrawn as of December 31, 2024

(67)
$1,068.6 of total commitment of $1,068.6 remains undrawn as of December 31, 2024

(68)
$32,500.0 of total commitment of $32,500.0 remains undrawn as of December 31, 2024

(69)
$19,830.6 of total commitment of $19,830.6 remains undrawn as of December 31, 2024

(70)
$14,651.7 of total commitment of $20,625.7 remains undrawn as of December 31, 2024

(71)
$2,349.6 of total commitment of $2,349.6 remains undrawn as of December 31, 2024

(72)
$19,675.9 of total commitment of $22,080.8 remains undrawn as of December 31, 2024

(73)
$726.1 of total commitment of $726.1 remains undrawn as of December 31, 2024

(74)
$4,020.5 of total commitment of $4,020.5 remains undrawn as of December 31, 2024

(75)
$535.7 of total commitment of $1,607.1 remains undrawn as of December 31, 2024

(76)
$3,394.5 of total commitment of $3,394.5 remains undrawn as of December 31, 2024

(77)
$16,548.1 of total commitment of $16,548.1 remains undrawn as of December 31, 2024

(78)
$2,553.0 of total commitment of $2,553.0 remains undrawn as of December 31, 2024

(79)
$8,216.8 of total commitment of $8,216.8 remains undrawn as of December 31, 2024

(80)
$12,281.2 of total commitment of $13,645.8 remains undrawn as of December 31, 2024

(81)
$3,082.9 of total commitment of $3,082.9 remains undrawn as of December 31, 2024

(82)
$28,221.5 of total commitment of $28,221.5 remains undrawn as of December 31, 2024

(83)
$1,659.6 of total commitment of $1,659.6 remains undrawn as of December 31, 2024

(84)
$5,860.6 of total commitment of $5,860.6 remains undrawn as of December 31, 2024

(85)
$2,659.5 of total commitment of $2,659.5 remains undrawn as of December 31, 2024

(86)
$812.5 of total commitment of $812.5 remains undrawn as of December 31, 2024

(87)
$7,564.0 of total commitment of $7,564.0 remains undrawn as of December 31, 2024

(88)
$39,000.0 of total commitment of $65,000.0 remains undrawn as of December 31, 2024

(89)
$5,632.2 of total commitment of $5,632.4 remains undrawn as of December 31, 2024

(90)
$3,277.7 of total commitment of $3,277.7 remains undrawn as of December 31, 2024

(91)
$255.9 of total commitment of $256.5 remains undrawn as of December 31, 2024

(92)
$4,279.0 of total commitment of $4,279.0 remains undrawn as of December 31, 2024

(93)
$6,155.1 of total commitment of $6,155.1 remains undrawn as of December 31, 2024

(94)
$7,778.7 of total commitment of $7,991.8 remains undrawn as of December 31, 2024

(95)
$1,044.1 of total commitment of $1,102.9 remains undrawn as of December 31, 2024

(96)
$735.5 of total commitment of $735.5 remains undrawn as of December 31, 2024

(97)
$16,319.7 of total commitment of $27,513.7 remains undrawn as of December 31, 2024

(98)
$904.0 of total commitment of $904.0 remains undrawn as of December 31, 2024

(99)
$538.7 of total commitment of $538.7 remains undrawn as of December 31, 2024

(100)
$17,404.9 of total commitment of $17,461.7 remains undrawn as of December 31, 2024

(101)
$1,990.0 of total commitment of $1,990.0 remains undrawn as of December 31, 2024

(102)
$3,310.7 of total commitment of $3,369.5 remains undrawn as of December 31, 2024

(103)
$1,147.0 of total commitment of $1,529.3 remains undrawn as of December 31, 2024

(104)
$3,073.6 of total commitment of $3,073.6 remains undrawn as of December 31, 2024

(105)
$13,171.4 of total commitment of $13,171.4 remains undrawn as of December 31, 2024

(106)
$3,997.1 of total commitment of $4,803.5 remains undrawn as of December 31, 2024

(107)
$182.2 of total commitment of $182.2 remains undrawn as of December 31, 2024

(108)
$2,150.5 of total commitment of $2,150.8 remains undrawn as of December 31, 2024

(109)
$1,102.2 of total commitment of $2,572.9 remains undrawn as of December 31, 2024

(110)
$5,538.2 of total commitment of $5,538.2 remains undrawn as of December 31, 2024

(111)
$172.6 of total commitment of $172.6 remains undrawn as of December 31, 2024

(112)
$4,388.4 of total commitment of $4,611.3 remains undrawn as of December 31, 2024

(113)
$76,698.1 of total commitment of $76,698.1 remains undrawn as of December 31, 2024

(114)
$3,103.9 of total commitment of $3,304.1 remains undrawn as of December 31, 2024

(115)
$5,027.9 of total commitment of $5,027.9 remains undrawn as of December 31, 2024

(116)
$1,075.0 of total commitment of $1,075.0 remains undrawn as of December 31, 2024

(117)
$3,119.0 of total commitment of $11,254.0 remains undrawn as of December 31, 2024

(118)
$5,319.8 of total commitment of $5,526.3 remains undrawn as of December 31, 2024

(119)
$7,861.5 of total commitment of $7,861.5 remains undrawn as of December 31, 2024

(120)
$22,120.1 of total commitment of $22,120.1 remains undrawn as of December 31, 2024

(121)
$12,959.1 of total commitment of $12,959.1 remains undrawn as of December 31, 2024

(122)
$1,697.6 of total commitment of $1,697.6 remains undrawn as of December 31, 2024

(123)
$5,911.7 of total commitment of $6,146.2 remains undrawn as of December 31, 2024

(124)
$5.0 of total commitment of $5.0 remains undrawn as of December 31, 2024

(125)
$2,550.0 of total commitment of $2,550.0 remains undrawn as of December 31, 2024

(126)
$10,686.9 of total commitment of $10,936.9 remains undrawn as of December 31, 2024

(127)
$3,869.2 of total commitment of $4,092.4 remains undrawn as of December 31, 2024

(128)
$3,284.7 of total commitment of $3,284.7 remains undrawn as of December 31, 2024

(129)
$353.7 of total commitment of $353.7 remains undrawn as of December 31, 2024

(130)
$0.0 of total commitment of $1,189.6 remains undrawn as of December 31, 2024

(131)
$7,071.9 of total commitment of $7,072.4 remains undrawn as of December 31, 2024

(132)
$22,095.5 of total commitment of $22,095.5 remains undrawn as of December 31, 2024

(133)
$4,787.1 of total commitment of $4,787.1 remains undrawn as of December 31, 2024

(134)
$4,266.7 of total commitment of $4,266.7 remains undrawn as of December 31, 2024

(135)
$2,850.0 of total commitment of $3,088.6 remains undrawn as of December 31, 2024

(136)
$2,463.4 of total commitment of $2,463.4 remains undrawn as of December 31, 2024

(137)
$7,139.2 of total commitment of $7,139.2 remains undrawn as of December 31, 2024

(138)
$8,616.0 of total commitment of $9,091.5 remains undrawn as of December 31, 2024

(139)
$7,905.4 of total commitment of $7,905.4 remains undrawn as of December 31, 2024

(140)
$0.0 of total commitment of $2.0 remains undrawn as of December 31, 2024

(141)
$11,740.9 of total commitment of $17,758.5 remains undrawn as of December 31, 2024

(142)
$37,789.9 of total commitment of $38,875.6 remains undrawn as of December 31, 2024

(143)
$1,490.5 of total commitment of $1,490.5 remains undrawn as of December 31, 2024

(144)
$16,344.1 of total commitment of $16,344.1 remains undrawn as of December 31, 2024

(145)
$9,962.0 of total commitment of $9,962.0 remains undrawn as of December 31, 2024

(146)
$7,993.5 of total commitment of $7,993.5 remains undrawn as of December 31, 2024

(147)
$8,367.4 of total commitment of $8,783.8 remains undrawn as of December 31, 2024

(148)
$7,500.0 of total commitment of $7,500.0 remains undrawn as of December 31, 2024

(149)
$14,224.3 of total commitment of $14,506.8 remains undrawn as of December 31, 2024

(150)
$699.8 of total commitment of $699.8 remains undrawn as of December 31, 2024

(151)
$7,610.0 of total commitment of $7,610.0 remains undrawn as of December 31, 2024

(152)
$6,818.3 of total commitment of $6,818.3 remains undrawn as of December 31, 2024

(153)
$38,323.2 of total commitment of $38,323.2 remains undrawn as of December 31, 2024

(154)
$17,108.8 of total commitment of $17,108.8 remains undrawn as of December 31, 2024

(155)
$2,153.8 of total commitment of $2,153.8 remains undrawn as of December 31, 2024

(156)
$2,640.3 of total commitment of $5,940.6 remains undrawn as of December 31, 2024

(157)
$1,040.7 of total commitment of $1,040.7 remains undrawn as of December 31, 2024

(158)
$35,017.2 of total commitment of $35,017.2 remains undrawn as of December 31, 2024

(159)
$2,702.7 of total commitment of $2,702.7 remains undrawn as of December 31, 2024

(160)
$4,712.6 of total commitment of $5,783.6 remains undrawn as of December 31, 2024

(161)
$1,914.5 of total commitment of $1,914.5 remains undrawn as of December 31, 2024

(162)
$5,314.4 of total commitment of $5,314.4 remains undrawn as of December 31, 2024

(163)
$1,080.0 of total commitment of $2,700.0 remains undrawn as of December 31, 2024

(164)
$38,101.9 of total commitment of $38,101.9 remains undrawn as of December 31, 2024

(165)
$18,589.5 of total commitment of $18,589.5 remains undrawn as of December 31, 2024

(166)
$18,643.7 of total commitment of $18,643.7 remains undrawn as of December 31, 2024

(167)
$16,224.0 of total commitment of $16,259.6 remains undrawn as of December 31, 2024

(168)
$18,204.8 of total commitment of $18,204.8 remains undrawn as of December 31, 2024

(169)
$9,108.0 of total commitment of $9,245.6 remains undrawn as of December 31, 2024

(170)
$2,448.1 of total commitment of $2,448.1 remains undrawn as of December 31, 2024

(171)
$357.2 of total commitment of $357.2 remains undrawn as of December 31, 2024

(172)
$977.0 of total commitment of $977.0 remains undrawn as of December 31, 2024

(173)
$6,332.0 of total commitment of $6,332.0 remains undrawn as of December 31, 2024

(174)
$7,531.4 of total commitment of $7,531.4 remains undrawn as of December 31, 2024

(175)
$4,792.2 of total commitment of $4,792.2 remains undrawn as of December 31, 2024

(176)
$1,748.8 of total commitment of $1,748.8 remains undrawn as of December 31, 2024

(177)
$6,513.5 of total commitment of $6,742.4 remains undrawn as of December 31, 2024

(178)
$2,139.5 of total commitment of $2,210.2 remains undrawn as of December 31, 2024

(179)
$2,434.8 of total commitment of $2,434.8 remains undrawn as of December 31, 2024

(180)
$1,659.6 of total commitment of $1,659.6 remains undrawn as of December 31, 2024

(181)
$12,683.5 of total commitment of $15,299.6 remains undrawn as of December 31, 2024

(182)
$17,638.4 of total commitment of $18,651.0 remains undrawn as of December 31, 2024

(183)
$4,259.3 of total commitment of $4,259.3 remains undrawn as of December 31, 2024

(184)
$0.2 of total commitment of $604.5 remains undrawn as of December 31, 2024

(185)
$15,087.2 of total commitment of $22,325.9 remains undrawn as of December 31, 2024

(186)
$606.8 of total commitment of $606.8 remains undrawn as of December 31, 2024

(187)
$194.6 of total commitment of $194.6 remains undrawn as of December 31, 2024

(188)
$17,637.0 of total commitment of $18,826.7 remains undrawn as of December 31, 2024

(189)
$3,883.4 of total commitment of $3,883.4 remains undrawn as of December 31, 2024

(190)
$7,927.6 of total commitment of $7,927.6 remains undrawn as of December 31, 2024

(191)
$796.3 of total commitment of $853.1 remains undrawn as of December 31, 2024

(192)
$8,806.7 of total commitment of $8,806.7 remains undrawn as of December 31, 2024

(193)
$19,265.6 of total commitment of $19,265.6 remains undrawn as of December 31, 2024

THE FUND
We were formed on March 15, 2022, as a Delaware statutory trust to invest primarily in first lien senior secured loans, second lien senior secured loans, subordinated secured and unsecured loans, subordinated debt, which in some cases includes equity and/or preferred components, and other types of credit instruments which may include commercial real estate mezzanine loans, real estate mortgages, distressed investments, securitized products, notes, bills, debentures, bank loans, convertible and preferred securities, infrastructure debt and government and municipal obligations, made to or issued by U.S. middle-market companies, which we generally define as companies with annual EBITDA between $10 million and $250 million. We expect that a majority of our investments will be in directly originated loans. For cash management and other purposes, we also invest in broadly syndicated loans and other more liquid credit investments, including in publicly traded debt instruments and other instruments that are not directly originated.
We have elected to be regulated as a BDC under the Investment Company Act. We have elected to be treated, and intend to qualify annually, as a RIC under Subchapter M of the Code. As a BDC and a RIC, we are required to comply with certain regulatory requirements.
Our investment objective is to generate current income and, to a lesser extent, long-term capital appreciation. We seek to meet our investment objective by:
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employing a longstanding investment approach focused on long-term credit performance and downside protection, generally investing in loans with asset coverage ratios and interest coverage ratios that our investment adviser believes provide substantial credit protection, and also seeking favorable financial protections, including, where our investment adviser believes necessary, one or more financial maintenance covenants;

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focusing on liquid and illiquid credit of U.S. companies, and to a lesser extent non-U.S. companies; and

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maintaining rigorous portfolio monitoring to anticipate and pre-empt negative credit events in the portfolio

Our investment strategy is expected to capitalize on the Ares Credit Group’s scale and reputation in the market as an attractive solution provider to meet our investment objective. We also expect to benefit from Ares’ reputation and ability to transact in scale with speed and certainty, and its long-standing and extensive relationships with financial sponsors that require financing for their transactions.
Most of our investments will be in private U.S. companies (we generally have to invest at least 70% of our total assets in “qualifying assets,” including privately offered loans, equity and debt securities issued by private U.S. companies or certain public companies), but, we also expect to invest to some extent in non-U.S. companies. We do not expect to invest in emerging markets. While the majority of our assets will consist of instruments that generally cannot be readily liquidated without impacting our ability to realize their full value upon disposition, for cash management and other purposes and in order to provide liquidity for share repurchases, we currently anticipate maintaining a smaller allocation to broadly syndicated loans and other more liquid credit investments. We expect that the instruments underlying our liquid credit investments will primarily be the same as the instruments underlying our directly originated loans (including loans, notes, bonds and other corporate debt securities). We believe that our liquid credit investments will help maintain liquidity to satisfy any share repurchases we choose to make in our sole discretion and manage cash before investing subscription proceeds into directly originated loans while also seeking attractive investment returns. We expect these investments to enhance our risk/return profile and serve as a source of liquidity for the Fund.
We primarily invest in illiquid and restricted securities, and while most of our investments are expected to be in private U.S. companies (we generally have to invest at least 70% of our total assets in “qualifying assets,” including private U.S. companies), we may also invest from time to time in non-U.S. companies. Our portfolio may also include equity securities such as common stock, preferred stock, warrants or options, which may be obtained as part of providing a broader financing solution. We may also invest in foreign instruments. Under normal circumstances, we will invest directly or indirectly at least 80% of our total assets (net assets plus borrowings for investment purposes) in debt investments of varying maturities.

The instruments we invest in are typically unrated or rated below investment grade, which is often an indication of size, credit worthiness and speculative nature relative to the capacity of the borrower to pay interest and principal. Generally, we believe that if our unrated investments were rated, they would be rated below investment grade. Bonds that are rated below investment grade are sometimes referred to as “high yield bonds” or “junk bonds.” These unrated or rated below investment grade investments have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and are illiquid.
We may, but are not required to, enter into interest rate, foreign exchange or other derivative agreements to hedge interest rate, currency, credit or other risks, but we do not generally intend to enter into any such derivative agreements for speculative purposes. Any derivative agreements entered into for speculative purposes are not expected to be material to the Fund’s business or results of operations. These hedging activities, which will be in compliance with applicable legal and regulatory requirements, may include the use of futures, options, currency options, forward contracts, and interest rate swaps, caps, collars and floors. We will bear the costs incurred in connection with entering into, administering and settling any such derivative contracts. There can be no assurance any hedging strategy we employ will be successful.
We borrow and expect to continue to borrow funds, including under our Credit Facilities, to make additional investments. We will use this practice, which is known as “leverage,” to attempt to increase returns to our common shareholders, but it involves significant risks. A BDC generally will be permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to its common stock if its asset coverage, as defined in the Investment Company Act, would at least be equal to 200% immediately after each such issuance. In accordance with the Investment Company Act, a BDC is allowed to borrow amounts such that its asset coverage, calculated pursuant to the Investment Company Act, is at least 150% after such borrowing if certain requirements, including obtaining certain approvals, are met. The reduced asset coverage requirement permits a BDC to borrow up to two dollars for every dollar it has in assets less all liabilities and indebtedness not represented by senior securities issued by it. Because an affiliate of our investment adviser, as our sole initial shareholder, approved a proposal on October 7, 2022 that allows us to reduce our asset coverage ratio to 150%, the ratio applicable to our senior securities is 150%. The amount of leverage that we employ at any particular time will depend on our investment adviser’s and our Board of Trustees’ assessments of market and other factors at the time of any proposed borrowing, and we expect such borrowings to primarily be in the form of loans from banks or our issuance of senior securities to, banks, insurance companies, funds, institutional investors and other lenders and investors. See “Risk Factors — Risks Relating to Our Business and Structure — We borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us” and “Regulation — Indebtedness and Senior Securities.”
We expect to continue to pay regular monthly distributions. Any distributions we make will be at the sole discretion of our Board of Trustees, who will consider factors such as our earnings, cash flow, capital needs and general financial condition, maintenance of our tax treatment as a RIC, compliance with applicable BDC regulations and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.
Our investments are subject to a number of risks. See “Risk Factors.”
Our Investment Adviser and Our Administrator
The Fund’s investment activities are managed by Ares Capital Management, an investment adviser registered with the SEC under the Advisers Act. Our investment adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments and monitoring our investments and portfolio companies on an ongoing basis. Our administrator, Ares Operations, a subsidiary of Ares Management, provides certain administrative and other services necessary for us to operate.

Ares is a publicly traded, leading global alternative investment manager with approximately $484.4 billion of assets under management.5 Since its inception in 1997, Ares has adhered to a disciplined investment philosophy that focuses on delivering strong risk-adjusted investment returns throughout market cycles. Ares believes each of its distinct but complementary investment groups in credit, private equity, real assets and secondaries is a market leader based on assets under management and investment performance. Ares was built upon the fundamental principle that each group benefits from being part of the greater whole.
We believe that each of Ares’ investment groups employs a disciplined, credit-oriented investment philosophy and is managed by a seasoned leadership team of senior professionals with extensive experience investing in, advising and underwriting assets held by our funds.
The Ares Credit Group is a leading manager of liquid and illiquid credit strategies across the non-investment grade credit universe, with approximately $348.8 billion of assets under management6 as of December 31, 2024. Ares is one of the largest self-originating direct lenders to the U.S. and European middle markets, providing one-stop financing solutions for small-to-medium sized companies, which we believe are underserved by traditional lenders.
Our objective is to bring the Ares Credit Group’s leading credit investment platform to the non-exchange traded BDC industry.
Market Opportunity
We believe that current and future market conditions present attractive opportunities for us to invest in liquid and illiquid credit. We believe below investment grade fixed income universe is inherently less efficient and less well serviced than other parts of the capital markets, ratings are less predictive of risk, the number of participants is limited, and the companies issuing debt require a more deliberate and focused investment underwriting. As such, we view Ares’ proprietary research, differentiated information gathering and local presence in many markets where Ares originates assets as disproportionate determinants of alpha and attractive risk adjusted returns for our investors.
In addition, according to Preqin AUM data, as of June 30, 2024, direct lending assets continue to grow given continued demand from investors, as well as demand from borrowers for agile, scaled, flexible capital. As a result, global direct lending AUM has grown over the last 20 years from $2.0 billion to $797.4 billion as of June 30, 2024, representing a compound annual growth rate of approximately 36%. According to Preqin data as of June 30, 2024, North America-focused direct lending committed but unallocated capital was $141 billion, which represents 22% of North American focused private equity sponsors’ committed but unallocated capital, indicating the implied need for $767 billion to deploy private equity sponsors’ committed but unallocated capital. As private equity sponsors are increasingly reliant on direct lending, we believe that scaled managers, such as Ares, will continue to fill the void and provide private financing solutions to meet private equity sponsors’ financing needs.
Potential Competitive Strengths
We believe that we have the following competitive advantages over other capital providers to middle-market companies:
The Ares Platform:   Ares operates integrated groups across credit, real assets, private equity and secondaries. As of December 31, 2024, Ares oversaw a portfolio of investments in over 1,900 companies, over 1,750 alternative credit investments, over 555 properties, over 60 infrastructure assets and over 885 limited partnership interests across over 55 industries, which we believe provides us with access to an extensive

5
As of December 31, 2024, such assets under management includes approximately $12.8 billion managed by IHAM, an SEC-registered investment adviser and a wholly owned portfolio company of Ares Capital Corporation, a publicly traded BDC managed by our investment adviser.

6
As of December 31, 2024, such assets under management includes approximately $12.8 billion managed by IHAM, an SEC-registered investment adviser and a wholly owned portfolio company of Ares Capital Corporation, a publicly traded BDC managed by our investment adviser.

network of relationships and insights into industry trends and the state of the capital markets. More specifically, our investment adviser provides us with investment advisory services pursuant to the Third Amended and Restated Investment Advisory and Management Agreement between us and our investment adviser (as may be amended and restated from time to time, the “investment advisory and management agreement”). Our investment adviser’s investment advisory business is served by a seasoned team within the Ares Credit Group. The Ares Credit Group is a leading manager of liquid and illiquid credit strategies across the non-investment grade credit universe, with approximately $348.8 billion of assets under management as of December 31, 2024. We believe our affiliation with the Ares Credit Group provides a distinct competitive advantage across the credit spectrum through Ares’ market presence, scale and origination capabilities. We believe the Ares Credit Group’s market information, company knowledge and industry insight benefits our investment adviser as it identifies attractive liquid and illiquid credit investment opportunities for us. The Ares Credit Group’s investment professionals maintain extensive financial sponsor and intermediary relationships, which we believe provides valuable insight and access to transactions and information for us. The Ares Credit Group’s relationship network includes over 565 financial sponsors in the U.S. and over 395 financial sponsors in Europe and over 100 global banking institutions, as well as privately held companies, investment advisors, boutique investment banks, law firms, consultants and other parties.
Broad Liquid and Illiquid Credit Strategy:   The Ares Credit Group employs a broad credit investment strategy based on absolute and relative value considerations across both liquid and illiquid investments. Given the expansive credit strategy, the Ares Credit Group generally seeks to invest in multiple industries and geographies across the fixed income market, primarily in below investment grade instruments, including below investment grade bonds which are sometimes referred to as “high yield bonds” or “junk bonds.” For liquid credit investments, the Ares Credit Group screens for attractive opportunities in the primary and secondary investment universe of approximately 1,200 bank loans and approximately 1,000 high yield issuers. Due to the scale of the Ares Credit Group and its relationships with underwriters, we believe it sees substantially all new issues in the broadly syndicated loan and high yield bond markets that meet our size criteria. As such, the Ares Credit Group’s investment team members have familiarity with the universe of issuers which we believe facilitates both primary and secondary idea generation. For illiquid credit investments, the Ares Credit Group focuses on self-originating investments by pursuing a broad array of opportunities across multiple channels. We believe the Ares Credit Group’s sourcing advantages allows for enhanced asset selectivity as we believe there is a significant relationship between proprietary deal origination and credit performance.
Scale in the Credit Markets:   Given the Ares Credit Group is a significant counterparty to investment banks and financial sponsors across a diverse set of credit strategies, we believe it gains differentiated access to primary and secondary investment opportunities. The Ares Credit Group is also one of the largest U.S. direct lenders and liquid credit managers, which makes it a desirable and flexible capital provider, especially in competitive markets. We believe the Ares Credit Group’s scale and experience enables it to identify attractive investment opportunities throughout economic cycles and across a company’s capital structure so that we may be able to make investments consistent with our stated investment objective. In addition, the Ares Credit Group has the flexibility to provide “one stop” financing with the ability to invest capital across the balance sheet and syndicate and hold larger investments than many of its competitors. In addition, we believe that the Ares Credit Group’s ability to provide capital at every level of the balance sheet provides a strong value proposition to borrowers, which supports meaningful deal sourcing and relative value analysis capabilities.
Fundamental Bottom-Up Research Approach:   At its core, Ares is a value-oriented, fundamental, bottom-up, credit-focused investment firm. We believe that the Ares Credit Group’s proprietary research in over 55 industries and insights from a broad, global investment portfolio enables it to more effectively diligence and structure its products and investments. The Ares Credit Group employs a rigorous, in-depth, and repeatable research process that is designed to identify attractive risk-adjusted return opportunities within the liquid and illiquid investable universe and minimize defaults. Ares’ disciplined approach is consistent across the Ares platform and is focused on identifying sustainable business franchises with leading and defensible market positions, strong and properly incentivized management teams, solid liquidity and free cash flow generation, appropriate capital structures, and significant asset coverage. The Ares Credit Group’s research is both quantitative and qualitative in nature.

Extensive Industry Focus:   The Ares Credit Group concentrates its overall investing activities in industries with a history of predictable and dependable cash flows and in which its investment professionals have had extensive investment experience. The Ares Credit Group’s investment professionals have developed long-term relationships with management teams and consultants in over 55 industries, and have accumulated substantial information and identified potential trends within these industries. In turn, we expect to benefit from these relationships, information and identification of potential trends in making investments.
Seasoned and Integrated Investment Team:   The investment professionals in the Ares Credit Group have significant experience investing across market cycles. We believe this experience provides us with a competitive advantage in identifying, originating, investing in and managing a portfolio of credit investments. Within the Ares Credit Group, there are over 545 dedicated investment professionals, including over 85 partners with an average of approximately 26 years of experience. Additionally, the Ares Credit Group’s investment professionals operate on an integrated basis through the effective application of the principle of collaboration, which takes place on an ongoing basis, but is formally promoted through sophisticated internal systems and widely attended weekly or monthly meetings.
The Board of Trustees
Overall responsibility for the Fund’s oversight rests with the Board of Trustees. We have entered into our investment advisory and management agreement with our investment adviser, pursuant to which our investment adviser manages the Fund on a day-to-day basis. The Board of Trustees is responsible for overseeing our investment adviser and other service providers in our operations in accordance with the provisions of the Investment Company Act, the Fund’s second amended and restated bylaws (as such may be amended and restated from time to time, the “bylaws”) and applicable provisions of state and other laws. Our investment adviser keeps the Board of Trustees well informed as to our investment adviser’s activities on our behalf and our investment operations and provides the Board of Trustees with additional information as the Board of Trustees may, from time to time, request. The Board of Trustees is currently composed of seven members, four of whom are Trustees who are not “interested persons” of the Fund or our investment adviser as defined in the Investment Company Act.
Investment Selection
Ares’ investment philosophy was developed over 25 years ago and has remained consistent and relevant throughout a number of economic cycles. We are managed using a similar investment philosophy used by the investment professionals of Ares in respect of its other investment funds.
This investment philosophy involves, among other things:
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an assessment of the overall macroeconomic environment and financial markets and how such assessment may impact industry and asset selection;

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company-specific research and analysis; and

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with respect to each individual company, an emphasis on capital preservation, low volatility and minimization of downside risk.

The foundation of Ares’ investment philosophy is intensive credit investment analysis, a portfolio management discipline based on both market technicals and fundamental value-oriented research, and diversification strategy. Ares also recognizes the importance of considering ESG factors in the investment-decision making process in accordance with its Responsible Investment program. We follow a rigorous investment process based on:
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a comprehensive analysis of issuer creditworthiness, including a quantitative and qualitative assessment of the issuer’s business;

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an evaluation of management and its economic incentives;

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an analysis of business strategy and industry trends; and

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an in-depth examination of capital structure, financial results and projections.

We seek to identify those companies exhibiting superior fundamental risk-reward profiles and strong defensible business franchises while focusing on the relative value of the investment across the industry as well as for the specific company.
Investment Process Overview
Sourcing Investment Opportunities
The Ares Credit Group’s investment strategy is to focus on generating the widest universe of deal flow and to apply a consistent and rigorous approach to investment due diligence in order to select what it considers to be the most appealing opportunities.
For illiquid credit, the Ares Credit Group employs a multi-channel approach to direct origination, which includes relationships with financial sponsors, management teams, lawyers, accountants, intermediaries and M&A advisors. The Ares Credit Group typically reviews over 1,600 distinct U.S. direct lending transaction opportunities annually, with a closing ratio of approximately 3 – 5%.
For liquid credit, the Ares Credit Group screens for attractive opportunities in the primary and secondary investment universe of approximately 1,200 bank loans and approximately 1,000 high yield issuers. Due to the scale and relationships of the Ares Credit Group, it sees substantially all new issues in the bank loan and high yield bond markets. As such, the investment team members have familiarity with the universe of issuers which facilitates both primary and secondary idea generation.
The Investment Process
Our portfolio is managed by Mitchell Goldstein and Michael L. Smith, who serve as Co-Heads of the Ares Credit Group. In managing the portfolio, Mitchell Goldstein and Michael L. Smith serve on the ASIF Investment Committee, which is comprised of portfolio managers and investment professionals from a number of our underlying credit disciplines. See “Portfolio Management — Our Investment Adviser — Investment Committee.”
ASIF Investment Committee meetings cover a variety of topics. The forum is intended to facilitate a congress of expert opinions from across the credit spectrum. Members discuss macroeconomic trends, U.S. and global growth (or contraction), labor market trends, inflation trends, fiscal and monetary policy trends, asset valuations, liquidity conditions and investor sentiment. Each is addressed with respect to its potential effect on lending conditions and credit spreads across underlying asset classes. Unanimous consent is encouraged but not required. However, the agenda tends to facilitate development of broad “house views” as to macroeconomic forecasts. Specific focus is given to the subject of valuation, and whether each credit asset class is priced attractively relative to its fundamental (absolute) risk and also by comparison to other credit assets. Healthy disagreement on this topic is encouraged, and particular consideration is given to the spreads at which most recent loans or bonds have been underwritten by the investment teams of each asset class. The end objective is to determine which asset classes provide the most attractive risk-adjusted returns.
The process culminates as Mitchell Goldstein and Michael L. Smith determine portfolio positioning and decide how much of our portfolio is invested in each credit asset class. The composition and construction of each underlying asset category is then determined by the portfolio managers specific to that asset category. To the extent possible, such portfolio managers are the same as would be employed in managing a standalone fund within that underlying asset class and the pool of investment ideas from which the underlying asset category is populated would similarly be the same. All investments are either sourced from third parties or by Ares directly, but we expect a significant portion of our investments to be directly originated by the Ares investment teams. While each underlying investment team employs its own distinct investment process tailored to that asset class, all portfolio investments undergo intensive screening, due diligence, and credit analyses focused on principal preservation and long-term value creation in market leading businesses. This ensures the integrity of the process down to the selection of specific companies and credits and is intended to maximize “best ideas” capture across the platform. As the allocation between various asset classes change, underlying portfolio managers are directed to monetize assets or increase their investments to raise liquidity or deploy additional investment capital.

Investments
Directly Originated Investments
For our directly originated investments, we primarily invest in portfolio companies in the form of first lien senior secured loans (including “unitranche” loans which are loans that combine both senior and subordinated debt, generally in a first lien position), second lien senior secured loans, subordinated secured and unsecured loans and subordinated debt, which in some cases includes an equity component and preferred equity, real estate mezzanine loans, real estate mortgages and infrastructure debt. The first and second lien senior secured loans generally have terms of three to 10 years. In connection with our first and second lien senior secured loans, we generally receive security interests in certain assets of our portfolio companies that could serve as collateral in support of the repayment of such loans. First and second lien senior secured loans generally have floating interest rates, which may have interest rate floors, and also may provide for some amortization of principal and excess cash flow payments, with the remaining principal balance due at maturity.
We structure our subordinated debt investments primarily as unsecured subordinated loans that provide for relatively higher fixed interest rates. The subordinated debt investments generally have terms of up to 10 years. These loans typically have interest-only payments, with amortization of principal, if any, deferred to the later years of the subordinated debt investment. In some cases, we may enter into loans that, by their terms, convert into equity or additional debt or defer payments of interest (or at least cash interest) for the first few years after our investment. Also, in some cases our subordinated debt will be secured by a subordinated lien on some or all of the assets of the borrower.
In some cases, our debt and preferred equity investments may provide for a portion of the interest or dividends payable to be PIK. To the extent interest or dividends are PIK, they will be payable through the increase of the principal amount of the loan or preferred equity by the amount of interest or dividend due on the then-outstanding aggregate principal amount of such loan or preferred equity and is generally collected upon repayment of the outstanding principal or redemption of the equity, as applicable.
In the case of our first and second lien senior secured loans, subordinated debt and preferred equity investments, we tailor the terms of the investment to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that aims to protect our rights and manage our risk while creating incentives for the portfolio company to achieve its business plan and improve its profitability. For example, in addition to generally seeking a senior position in the capital structure of our portfolio companies, we will seek, where appropriate, to limit the downside potential of our investments by:
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targeting a total return on our investments (including from both interest and potential equity appreciation) that compensates us for credit risk;

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incorporating call protection and interest rate floors for floating rate loans, into the investment structure; and

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negotiating covenants in connection with our investments that afford our portfolio companies as much flexibility in managing their businesses as possible, consistent with preservation of our capital. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or participation rights.

We generally require financial covenants and terms that require an issuer to reduce leverage, thereby enhancing credit quality. These methods include: (a) maintenance leverage covenants requiring a decreasing ratio of indebtedness to cash flow over time, (b) maintenance cash flow covenants requiring an increasing ratio of cash flow to the sum of interest expense and capital expenditures and (c) indebtedness incurrence prohibitions, limiting a company’s ability to take on additional indebtedness. In addition, by including limitations on asset sales and capital expenditures we may be able to prevent a borrower from changing the nature of its business or capitalization without our consent.
Structurally, subordinated debt usually ranks junior in priority of payment to senior secured loans and is often unsecured. However, subordinated debt ranks senior to preferred and common equity in a borrower’s capital structure. Subordinated debt investments generally offer lenders fixed returns in the form of interest payments and will often provide lenders an opportunity to participate in the capital appreciation of a borrower, if any, through an equity interest. This equity interest typically takes the form of preferred equity, an equity co-investment and/or warrants. The preferred equity, equity co-investment and warrants (if any) associated with a subordinated debt investment typically allow lenders to receive repayment of their debt principal on an agreed upon amortization schedule or at maturity while retaining their equity interest in the borrower.
Warrants we receive with our debt investments may require only a nominal cost to exercise, and thus, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We may structure the warrants to provide provisions protecting our rights as a minority-interest holder, as well as puts, or rights to sell such securities back to the portfolio company, upon the occurrence of specified events. In many cases, we also obtain registration rights in connection with these equity interests, which may include demand and “piggyback” registration rights.
We believe that our focus on generating proprietary deal flow and lead investing gives us greater control over the capital structures and investment terms described above and enables us to actively manage our investments. Moreover, by leading the investment process, we are often able to secure controlling positions in loan tranches, thereby providing additional control in investment outcomes.
To a lesser extent, we also make common equity investments, which have generally been non-control equity investments of less than $20 million (usually in conjunction with a concurrent debt investment). However, we may increase the size or change the nature of these investments.
Non-Originated Investments
For our non-originated loans, we primarily invest in broadly syndicated loans, corporate bonds and structured credit instruments, including CLOs. Broadly syndicated loans may be senior secured corporate loans, which generally benefit from liens on collateral, are rated below-investment grade and typically pay interest at rates that are determined periodically on the basis of a floating base lending rate, primarily SOFR, plus a spread. Broadly syndicated loans are typically made to U.S. and, to a lesser extent, non-U.S. corporations, partnerships, limited liability companies and other business entities (together with issuers of corporate bonds and other debt securities, “Borrowers”) which operate in various industries and geographical regions. Borrowers may obtain broadly syndicated loans, among other reasons, to refinance existing debt, engage in acquisitions, pay dividends, recapitalize, complete leveraged buyouts and for general corporate purposes. Broadly syndicated loans rated below investment grade are sometimes referred to as “leveraged loans.” We may invest in broadly syndicated loans through assignments of or, to a lesser extent, participations in broadly syndicated loans. We may also utilize various types of derivative instruments for the purpose of gaining additional exposure to broadly syndicated loans.
Corporate Bonds
An issuer of high-yield corporate bonds typically pays the investor a fixed rate of interest and must repay the amount borrowed on or before maturity. The investment return of high yield corporate bonds reflects interest on the security and changes in the market value of the security. The market value of a high yield corporate bond generally may be expected to rise and fall inversely with interest rates. The value of intermediate- and longer-term high yield corporate bonds normally fluctuates more in response to changes in interest rates than does the value of shorter-term high yield corporate bonds. The market value of a high yield corporate bond also may be affected by investors’ perceptions of the creditworthiness of the issuer, the issuer’s performance and perceptions of the issuer in the marketplace. There is a risk that the issuers of high yield corporate bonds may not be able to meet their obligations on interest or principal payments at the time called for by an instrument. We may also utilize various types of derivative instruments, including swaps, for the purpose of gaining additional exposure to high yield corporate bonds.
Structured Credit
We may also invest in asset-backed opportunities across broad sectors such as consumer and commercial specialty finance and corporate credit. We target investment opportunities that may include (i) debt and equity investments in U.S.-dollar-denominated CLOs that are primarily backed by corporate leveraged loans issued to primarily U.S. obligors, as well as Euro-denominated CLOs that are backed primarily by corporate leveraged loans issued to primarily European obligors; (ii) financings secured by pools of consumer loans, commercial loans or real estate assets; and (iii) the outright purchase of pools of consumer loans, commercial loans or real estate assets. The investments in the “equity” of structured credit products (including CLOs) refers to the junior-most or residual debt tranche of such structured credit products (i.e., the tranche whose rights to payment are not senior to any other tranche, which does not typically receive a credit rating and is typically not secured (and is also typically referred to as subordinated notes, income notes, preferred shares or preferred securities, or, more generally, as “equity”)). The CLO equity tranches (or other similar junior tranches) and privately issued asset-backed securities in which we may invest may be highly leveraged, which magnifies our risk of loss on such investments.
Investments in Stressed Issuers
We may invest in certain debt and other obligations of companies that may be in some level of financial or business distress or may become distressed after we invest (“Stressed Issuers”) including companies involved in, or that have recently completed, bankruptcy or other restructuring, reorganization and liquidation proceedings. Stressed Issuers can also include companies that were not stressed at the time of investment but became stressed after our investment. These investments may involve:
(i)
corporate debt instruments relating to stressed and distressed industries or issuers;

(ii)
rescue-capital opportunities; and

(iii)
public and private stock issued in connection with restructurings and reorganizations or otherwise (“post-reorganization securities”).

Acquisition Opportunities
We believe that there may be opportunity for further consolidation in our industry. From time to time, we may evaluate potential strategic opportunities, including acquisitions of:
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asset portfolios;

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other private and public finance companies, BDCs and asset managers; and

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selected secondary market assets.

From time to time, we may engage in discussions with counterparties in respect of various potential strategic acquisition and investment transactions, including potential acquisitions of other finance companies, BDCs and asset managers. Some of these transactions could be material to our business and, if completed, could be difficult to integrate, result in increased leverage or dilution and/or subject us to unexpected liabilities. However, we have not engaged in any discussions that have progressed to the point at which the completion of any such transaction could be deemed to be probable or reasonably certain as of the date of this prospectus. Completion of any such transaction would be subject to completion of due diligence, finalization of key business and financial terms (including price) and negotiation of final definitive documentation as well as a number of other factors and conditions including, without limitation, the approval of our Board of Trustees, any required third party consents and, in certain cases, the approval of our shareholders. We cannot predict how quickly the terms of any such transaction could be finalized, if at all. Accordingly, there can be no assurance that such transaction would be completed. In connection with evaluating potential strategic acquisition and investment transactions, we may incur significant expenses for the evaluation and due diligence investigation of these potential transactions.
Industry and Geographic Region Compositions
We generally seek to invest in companies in the industries in which Ares’ investment professionals have direct expertise. The industries in the table listed below are where we have focused our investing activities; however, we may invest in other industries if we are presented with attractive opportunities.

The industrial and geographic compositions of our portfolio at fair value as of December 31, 2024 were as follows:
Industry
Software and Services	21.8%
Health Care Equipment and Services	9.0
Capital Goods	8.8
Consumer Services	8.7
Commercial and Professional Services	7.3
Financial Services	6.7
Insurance	6.3
Media and Entertainment	5.8
Pharmaceuticals, Biotechnology and Life Sciences	4.7
Investment Funds and Vehicles	4.2
Consumer Distribution and Retail	2.7
Materials	2.3
Food and Beverage	1.7
Consumer Durables and Apparel	1.5
Automobiles and Components	1.5
Other	7.0
Total	100.0%
As of December 31, 2024
Geographic Region
United States	90.3%
Europe	5.5
Bermuda/Cayman Islands	2.9
Canada	1.2
Other	0.1
Total	100.0%
As of December 31, 2024, loans on non-accrual status represented 0.1% of the total investments at amortized cost (or less than 0.1% at fair value).
On-Going Relationships with and Monitoring of Portfolio Companies
We closely monitor each liquid and illiquid investment. Real-time monitoring of individual credits or collateral, as applicable, and portfolio metrics are critical to our ongoing portfolio optimization and risk management goals.
For liquid investments, each position is actively monitored by the liquid credit research team members responsible for coverage of a particular company or investment. The research team tracks credit and industry specific developments, as well as price movements, for shifts in relative value that may trigger a buy or sell recommendation. Ongoing monitoring and due diligence includes, but is not limited to, interaction with management, review of company and comparable financial results, company visits, participation in industry and sell-side research conferences, conversations with ratings agencies, industry experts and real-time analysis of price movements in the credit and equity markets. Notable credit developments and/or price movements are discussed real-time with portfolio management and the trading desk and may be discussed at relevant ASIF Investment Committee meetings.

For illiquid investments, in addition to covenants and other contractual rights and through board participation, when appropriate, we seek to enhance portfolio company performance post-investment by actively working with management on strategic and operating initiatives where there is an opportunity to do so. We may introduce managers of companies in which we have invested to other portfolio companies to capitalize on complementary business activities and best practices.
We believe that our focus on generating proprietary deal flow gives us greater control over capital structure and investment terms and lead investing enhances our ability to closely monitor each investment we make.
Our investment adviser employs an investment rating system to categorize our investments. In addition to various risk management and monitoring tools, our investment adviser grades the credit risk of all investments on a scale of 1 to 4 no less frequently than quarterly. This system is intended primarily to reflect the underlying risk of a portfolio investment relative to our initial cost basis in respect of such portfolio investment (i.e., at the time of origination or acquisition), although it may also take into account under certain circumstances the performance of the portfolio company’s business, the collateral coverage of the investment and other relevant factors. The grade of a portfolio investment may be reduced or increased over time. The following is a description of each investment grade:
Investment grade	Description
4	Involves the least amount of risk to our initial cost basis. The trends and risk factors for this investment since origination or acquisition are generally favorable, which may include the performance of the portfolio company or a potential exit.
3	Involves a level of risk to our initial cost basis that is similar to the risk to our initial cost basis at the time of origination or acquisition. This portfolio company is generally performing as expected and the risk factors to our ability to ultimately recoup the cost of our investment are neutral to favorable. All investments or acquired investments in new portfolio companies are initially assessed a grade of 3.
2	Indicates that the risk to our ability to recoup the initial cost basis of such investment has increased materially since origination or acquisition, including as a result of factors such as declining performance and non-compliance with debt covenants; however, payments are generally not more than 120 days past due. For investments graded 2, our investment adviser enhances its level of scrutiny over the monitoring of such portfolio company.
1	Indicates that the risk to our ability to recoup the initial cost basis of such investment has substantially increased since origination or acquisition, and the portfolio company likely has materially declining performance. For debt investments with an investment grade of 1, most or all of the debt covenants are out of compliance and payments are substantially delinquent. For investments graded 1, it is anticipated that we will not recoup our initial cost basis and may realize a substantial loss of our initial cost basis upon exit. For investments graded 1, our investment adviser enhances its level of scrutiny over the monitoring of such portfolio company.
As of December 31, 2024, the weighted average grade of the investments in our portfolio at fair value was 3.0. For more information on our portfolio investment grades, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Portfolio and Investment Activity.”
Managerial Assistance
As a BDC, we must offer, and must provide upon request, significant managerial assistance to certain of our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Our administrator may provide all or a portion of this assistance pursuant to our administration agreement, the costs of which will be reimbursed by us. We may receive fees for these services.

Exit of Investments
In addition to payments of principal and interest, we expect the primary methods for the strategy to realize returns on its investments include refinancings, sales of portfolio companies, and in some cases initial public offerings and secondary offerings. While many debt securities in which we invest have stated maturities up to ten years, virtually all are redeemed or sold prior to maturity. These securities often have call protection that requires an issuer to pay a premium if it redeems in the early years of an investment. However, there is no assurance that our investments will achieve realization events as a result of refinancings, sales of portfolio companies or public offerings and these realization events will become more unlikely when conditions in the loan and capital markets have deteriorated.
Ares’ team of investment professionals regularly review investments and related market conditions in order to determine if an opportunity exists to realize returns on a particular investment. We believe the ability to utilize the entire resources of Ares, including the public market traders and research analysts, allows our investment adviser to gain access to current market information where the opportunity may exist to sell positions into the market at attractive prices.
Co-Investment Relief
We, our investment adviser and certain of our affiliates have received the Co-Investment Exemptive Order from the SEC that permits us and other BDCs and registered closed-end management investment companies managed by Ares to co-invest in portfolio companies with each other and with affiliated investment funds. Co-investments made under the Co-Investment Exemptive Order are subject to compliance with certain conditions and other requirements, which could limit our ability to participate in a co-investment transaction. We may also otherwise co-invest with funds managed by Ares or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and our investment adviser’s allocation policy.
Competition
Our primary competitors include public and private funds, commercial and investment banks, commercial finance companies, other BDCs and private equity funds, each of which we may compete with for financing opportunities. Some of our competitors are substantially larger and have considerably greater financial and marketing resources than we do. For example, some competitors may have access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wide variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the Investment Company Act imposes on us as a BDC. In addition, new competitors frequently enter the financing markets in which we operate. For more information concerning the competitive risks we face, see “Risk Factors — Risks Relating to Our Business and Structure — We operate in a highly competitive market for investment opportunities.”
We believe that the relationships of the members of the ASIF Investment Committee and of the partners of Ares enable us to learn about, and compete effectively for, financing opportunities with attractive middle-market companies in the industries in which we seek to invest. We believe that Ares’ professionals’ deep and long-standing direct sponsor relationships and the resulting proprietary transaction opportunities that these relationships often present, provide valuable insight and access to transactions and information. We use the industry information of Ares’ investment professionals to which we have access to assess investment risks and determine appropriate pricing for our investments in portfolio companies.
Non-Exchange Traded, Perpetual-Life BDC
We are a non-exchange traded BDC, meaning our Common Shares are not listed for trading on a stock exchange or other securities market, and a perpetual-life BDC, meaning we are an investment vehicle of indefinite duration that does not intend to complete a liquidity event within any specific time period, if at all, and whose Common Shares are intended to be sold by us monthly on a continuous basis at a price generally equal to our monthly NAV per share. In our perpetual-life structure, we have implemented a share repurchase program pursuant to which we intend to offer to repurchase, at the discretion of our Board of

Trustees, up to 5% of our Common Shares outstanding (either by number of shares or aggregate NAV) in each quarter. However, the determination to repurchase our Common Shares in any particular quarter is solely at the Board of Trustees’ discretion and we are not obligated to offer to repurchase our Common Shares in any particular quarter or at all. We believe that our perpetual nature enables us to execute a patient and opportunistic strategy and be able to invest across different market environments. This may reduce the risk of us being a forced seller of assets in market downturns compared to non-perpetual funds. While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by our Declaration of Trust or otherwise to effect a liquidity event at any time.
Non-Accelerated Filer Status
Because we are not a large accelerated filer or an accelerated filer under Rule 12b-2 of the Exchange Act, and will not be for so long as our Common Shares are not traded on a securities exchange, we will not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. In addition, so long as we are externally managed by our investment adviser and we do not directly compensate our executive officers, or reimburse our investment adviser or its affiliates for the salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of our investment adviser, we do not expect to include disclosures relating to executive compensation in our periodic reports or proxy statements and, as a result, do not expect to be required to seek shareholder approval of executive compensation and golden parachute compensation arrangements pursuant to Section 14A(a) and (b) of the Exchange Act.
Staffing
We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees or affiliates of our investment adviser, Ares Capital Management, and our administrator, Ares Operations, each of which is a subsidiary of Ares Management, pursuant to the terms of our investment advisory and management agreement and our administration agreement, respectively, each as described below. Each of our executive officers is an employee or affiliate of our investment adviser or our administrator. Our day-to-day investment activities are managed by our investment adviser. Most of the services necessary for the origination of our investment portfolio are provided by investment professionals employed by Ares Capital Management. Ares Capital Management had approximately 230 U.S.-based investment professionals as of December 31, 2024 who focus on origination, transaction development, investment and the ongoing monitoring of our investments. We reimburse both our investment adviser and our administrator for a certain portion of expenses incurred in connection with such staffing, as described in more detail below. Because we have no employees, we do not have a formal employee relations policy.
Regulation as a BDC
We have elected to be regulated as a BDC under the Investment Company Act and have elected to be treated as a RIC under the Code. As with other companies regulated by the Investment Company Act, a BDC must adhere to certain substantive regulatory requirements. The Investment Company Act contains prohibitions and restrictions relating to certain transactions between BDCs and certain affiliates (including any investment advisers or sub-advisers), principal underwriters and certain affiliates of those affiliates or underwriters. Among other things, we generally cannot co-invest in any portfolio company in which a fund managed by Ares or any of its downstream affiliates (other than us and our downstream affiliates) is also co-investing. We, our investment adviser and certain of our affiliates have received the Co-Investment Exemptive Order from the SEC that permits us and other BDCs and registered closed-end management investment companies managed by Ares to co-invest in portfolio companies with each other and with affiliated investment funds. Co-investments made under the Co-Investment Exemptive Order are subject to compliance with certain conditions and other requirements, which could limit our ability to participate in co-investment transactions. We may also otherwise co-invest with funds managed by Ares or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and our investment adviser’s allocation policy.
The Investment Company Act contains certain restrictions on certain types of investments we may make. Specifically, we may only invest up to 30% of our portfolio in entities that are not considered “eligible portfolio companies” (as defined in the Investment Company Act), including companies located outside of the United States, entities that are operating pursuant to certain exceptions under the Investment Company Act, and publicly traded entities whose public equity market capitalization exceeds the levels provided for under the Investment Company Act.
The Investment Company Act also requires that a majority of our trustees be persons other than “interested persons,” as that term is defined in Section 2(a)(19) of the Investment Company Act, who we refer to as “independent Trustees.” In addition, the Investment Company Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless that change is approved by holders of at least a majority of our outstanding voting securities. Under the Investment Company Act, the vote of holders of at least a “majority of outstanding voting securities” means the vote of the holders of the lesser of: (a) 67% or more of the outstanding Common Shares present at a meeting or represented by proxy if holders of more than 50% of the Common Shares are present or represented by proxy or (b) more than 50% of the outstanding Common Shares.
Under the Investment Company Act, we are not generally able to issue and sell our Common Shares at a price below net asset value per share. We may, however, sell our Common Shares, or warrants, options or rights to acquire our Common Shares, at a price below the current net asset value per share of our Common Shares if we comply with the provisions of Section 63(2) of the Investment Company Act, including the requirements that our Board of Trustees determine that such sale is in our best interests and the best interests of our common shareholders and our common shareholders approve such sale.
We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. Our intention is to not write (sell) or buy put or call options to manage risks associated with the publicly traded securities of our portfolio companies. We may enter into hedging transactions to manage the risks associated with interest rate and currency fluctuations. We may purchase or otherwise receive warrants or options to purchase the common stock of our portfolio companies in connection with acquisition financings or other investments. In connection with such an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances.
We do not intend to acquire securities issued in any investment company that exceed the limits imposed by the Investment Company Act. Under these limits, we generally cannot acquire more than 3% of the voting stock of any investment company (as defined in the Investment Company Act), invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of investment companies in the aggregate unless certain conditions are met. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might subject our common shareholders to additional expenses.
In accordance with the Investment Company Act, a BDC generally is allowed to borrow amounts such that its asset coverage, calculated pursuant to the Investment Company Act, is at least 150% (or 200% if certain requirements under the Investment Company Act are not met) immediately after such borrowing. As such, we are currently allowed to borrow amounts or issue debt securities or preferred stock, which we refer to collectively as “senior securities,” such that our asset coverage, as calculated pursuant to the Investment Company Act, equals at least 150% immediately after such borrowing (i.e., we are able to borrow up to two dollars for every dollar we have in assets less all liabilities and indebtedness not represented by senior securities issued by us). On October 7, 2022, our sole initial shareholder approved a proposal that allowed us to reduce our asset coverage ratio applicable to senior securities from 200% to 150%. See “Risk Factors — Risks Relating to Our Business and Structure — Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital.”
Code of Ethics.   We, Ares Capital Management and Ares Wealth Management Solutions, LLC have each adopted a code of ethics pursuant to Rule 17j-1 under the Investment Company Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. Our code of ethics is filed as an exhibit to our registration statement of which this prospectus is a part. For information on how to obtain a copy of the code of ethics, see “Available Information” below.

Affiliated Transactions.   We may be prohibited under the Investment Company Act from conducting certain transactions with our affiliates without the prior approval of our Trustees who are not interested persons and, in some cases, the prior approval of the SEC. We, our investment adviser and certain of our affiliates have received the Co-Investment Exemptive Order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of our investment adviser and certain funds managed and controlled by our investment adviser and its affiliates, subject to certain terms and conditions. In addition, certain Ares funds may have investment objectives that compete or overlap with, and may from time to time invest in asset classes similar to those targeted by, us. Consequently, we, on the one hand, and these other entities, on the other hand, may from time to time pursue the same or similar capital and investment opportunities. Pursuant to its investment allocation policy, Ares (including our investment adviser and its affiliates) endeavors to allocate investment opportunities in a fair and equitable manner, and in any event consistent with any fiduciary duties owed to us. Nevertheless, it is possible that we may not be given the opportunity to participate in certain investments made by other Ares funds. In addition, there may be conflicts in the allocation of investments among us and other Ares funds or one or more of our controlled affiliates or among the funds they manage, including investments made pursuant to the Co-Investment Exemptive Order. Further, such other Ares funds may hold positions in portfolio companies in which we have also invested. Such investments may raise potential conflicts of interest between us and such other Ares funds, particularly if we and such other Ares funds invest in different classes or types of securities or investments of the same underlying portfolio company. In that regard, actions may be taken by another Ares fund that are adverse to our interests, including, but not limited to, during a restructuring, bankruptcy or other insolvency proceeding or similar matter occurring at the underlying portfolio company.
Other.   We will be periodically examined by the SEC for compliance with the Securities Act, Exchange Act and Investment Company Act, and are subject to the periodic reporting and related requirements of the Exchange Act.
We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any Trustee or officer against any liability to us or our common shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.
We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.
We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the Investment Company Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.
Our website address is https://www.areswms.com/solutions/asif/. We make available free of charge on our website our Code of Conduct, annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

MANAGEMENT OF THE FUND
Board of Trustees
Our business and affairs are managed under the direction of our Board of Trustees. The responsibilities of the Board of Trustees include, among other things, the overall supervision of our investment activities, the oversight of the monthly valuation of our assets by our investment adviser (our Board of Trustees’ valuation designee), oversight of our financing arrangements and corporate governance activities. Our Board of Trustees consists of seven members, four of whom are not “interested persons” of the Fund or of our investment adviser as defined in Section 2(a)(19) of the Investment Company Act and are “independent,” as determined by our Board of Trustees. We refer to these individuals as our independent Trustees. Our Board of Trustees elects our executive officers, who serve at the discretion of the Board of Trustees.
Trustees
Information regarding the Board of Trustees is as follows:
Name, Address and Age(1)	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(2)	Other Directorships of Public or Registered Investment Companies Held by Trustee During Past 5 Years
Independent Trustees
Sandra R. Anceleitz, 59	Trustee	Since 2022 (term expires 2026)	Sandra R. Anceleitz currently dedicates her time to non-profit work. From 1997 to 2010, Sandra R. Anceleitz served as Managing Director of the Global Loan Sales Group for Bank of America/Merrill Lynch.	2	Ares Core Infrastructure Fund
Ann Torre Bates, 67	Trustee	Since 2022 (term expires 2026)	Ann Torre Bates currently dedicates her time to serving on boards of directors of several companies in the financial sector. From 1997 to 2012, Ann Torre Bates was a strategic and financial consultant, principally with respect to corporate finance matters.	3	United Natural Foods, Inc., 19 investment companies in the Franklin Templeton Group of Mutual Funds, Ares Capital Corporation, Ares Core Infrastructure Fund
Steven B. McKeever, 64	Trustee	Since 2022 (term expires 2026)	Since 1997, Steven B. McKeever has been Chief Executive Officer of Hidden Beach Recordings, an independent record label based in Los Angeles, California.	2	Ares Capital Corporation
Eric B. Siegel, 67	Lead Independent Trustee	Since 2022 (term expires 2026)	Since 2005, Eric B. Siegel has served as Senior Advisor to the Chairman of the Milwaukee Brewers Baseball Club and a member of the Club’s Board of Advisors. From 1996 to 2020, Eric B. Siegel was a director of El Paso Electric Company, a New York Stock Exchange (“NYSE”) publicly traded utility company, where he also served as Chairman of the Executive Committee and Nominating and Governance Committee and member of the Audit Committee and Security Committee.	2	El Paso Electric Company, Ares Capital Corporation

Name, Address and Age(1)	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(2)	Other Directorships of Public or Registered Investment Companies Held by Trustee During Past 5 Years
Interested Trustees
R. Kipp deVeer, 52(3)	Trustee and Chairperson of the Board of Trustees	Since 2022 (term expires 2026)	Since September 2022, R. Kipp deVeer has served as an interested trustee and Chairperson of the Board of Trustees. R. Kipp deVeer is an interested director and Chief Executive Officer of Ares Capital Corporation. R. Kipp deVeer is a Director, Partner and Co-President of Ares. R. Kipp deVeer is a member of the Ares Credit Group’s U.S. Direct Lending Investment Committee (the “USDL Investment Committee”), and a number of other Ares investment committees, including for the European Direct Lending, Pathfinder and Insurance Solutions strategies.	2	Ares Management Corporation, Ares Capital Corporation
Mitchell Goldstein, 58(4)	Trustee and Co-Chief Executive Officer	Since 2022 (term expires 2026)	Since September 2022, Mitchell Goldstein has served as an interested trustee of the Fund and a Co-Chief Executive Officer of the Fund. Mitchell Goldstein is an interested director and Co-Chairperson of the Board of Directors of Ares Capital Corporation. Mitchell Goldstein is a Partner in and Co-Head of the Ares Credit Group. Mitchell Goldstein serves on the Ares Operating Committee. Mitchell Goldstein is also Vice President and interested trustee of CION Ares Diversified Credit Fund. Mitchell Goldstein is a member of the ASIF Investment Committee, the Ares Credit Group’s USDL, Commercial Finance and Pathfinder Investment Committees, the Ivy Hill Asset Management Investment Committee, the Ares Infrastructure Debt Investment Committee and the Ares Asia Direct Lending (Australia) Investment Committee.	3	Ares Capital Corporation, CION Ares Diversified Credit Fund

Name, Address and Age(1)	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee(2)	Other Directorships of Public or Registered Investment Companies Held by Trustee During Past 5 Years
Michael L. Smith, 54(5)	Trustee and Co-Chief Executive Officer	Since 2022 (term expires 2026)	Since September 2022, Michael L. Smith has served as an interested Trustee of the Fund and a Co-Chief Executive Officer of the Fund. Michael L. Smith is an interested director and Co-Chairperson of the Board of Directors of Ares Capital Corporation. Michael L. Smith is a Partner in and Co-Head of the Ares Credit Group, Vice President of CION Ares Diversified Credit Fund and serves on the Ares Operating Committee. Michael L. Smith is a member of the ASIF Investment Committee, Ares Credit Group’s USDL, Opportunistic Credit and Commercial Finance Investment Committees, the Ares Secondaries Group’s Private Equity Investment Committee, and the Ares Infrastructure Group’s Infrastructure Opportunities, Climate Infrastructure Partners and Infrastructure Debt Investment Committees.	2	Ares Capital Corporation
Executive Officers and Certain Other Officers Who are Not Trustees
Information regarding our executive officers and certain other officers who are not Trustees is as follows:
Name, Address and Age	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation During Past 5 Years
Joshua M. Bloomstein, 51	General Counsel and Secretary	Since 2022 (indefinite term)
Since September 2022, Joshua M. Bloomstein has served as General Counsel and Secretary of the Fund. Additionally, he is General Counsel, Vice President and Secretary of Ares Capital Corporation, Vice President and Assistant Secretary of CION Ares Diversified Credit Fund, Vice President and Assistant Secretary of Ares Commercial Real Estate Corporation and Vice President and Assistant Secretary of Ares Dynamic Credit Allocation Fund, Inc.. He joined Ares in November 2006 and currently serves as a Partner and General Counsel (Credit) and Deputy General Counsel (Corporate) of Ares Management.

Paul Cho, 42	Chief Accounting Officer	Since February 2024 (indefinite term)
Since February 2024, Paul Cho has served as Chief Accounting Officer of the Fund. Paul Cho is Chief Accounting Officer of Ares Capital Corporation. Additionally, Paul Cho serves as Vice President of Ares Dynamic Credit Allocation Fund, Inc. and Vice President of CION Ares Diversified Credit Fund. Paul Cho joined Ares in 2008 and currently serves as a Managing Director and Chief Accounting Officer in the Ares Finance and Accounting Department.

Angela Lee, 38	Vice President and Assistant Treasurer	Since February 2024 (indefinite term)	Since February 2024, Angela Lee has served as Vice President and Assistant Treasurer of the Fund. Angela Lee is Vice President and Assistant Treasurer of Ares Capital Corporation. Additionally,

Name, Address and Age	Position(s) Held with the Fund	Term of Office and Length of Time Served	Principal Occupation During Past 5 Years

Angela Lee serves as Vice President of Ares Dynamic Credit Allocation Fund, Inc. and Vice President of CION Ares Diversified Credit Fund. Angela Lee joined Ares in 2010 and currently serves as a Managing Director in the Ares Finance and Accounting Department.

Scott C. Lem, 47	Chief Financial Officer and Treasurer	Since 2022 (indefinite term)
Since September 2022, Scott C. Lem has served as Chief Financial Officer and Treasurer of the Fund. Scott C. Lem is Chief Financial Officer and Treasurer of Ares Capital Corporation. He joined Ares in July 2003 and currently serves as a Partner and Chief Financial Officer of the Public Credit Funds in the Ares Finance and Accounting Department. Scott C. Lem additionally serves as Chief Financial Officer and Treasurer of Ares Dynamic Credit Allocation Fund, Inc. and Chief Financial Officer and Treasurer of CION Ares Diversified Credit Fund.

Jana Markowicz, 44	Chief Operating Officer	Since 2023 (indefinite term)
Since January 2023, Jana Markowicz has served as Chief Operating Officer of the Fund and a member of the ASIF Investment Committee. Jana Markowicz is Chief Operating Officer of Ares Capital Corporation. Jana Markowicz joined Ares in 2005 as a member of the U.S. Direct Lending investment team. Jana Markowicz currently serves as Partner and Chief Operating Officer for U.S. Direct Lending in the Ares Credit Group.

Jim Miller, 48	President	Since 2023 (indefinite term)
Since January 2023, Jim Miller has served as President of the Fund and a member of the ASIF Investment Committee. Jim Miller is Co-President of Ares Capital Corporation. Jim Miller is a Partner in the Ares Credit Group and serves as Co-Head for Ares’ U.S. Direct Lending strategy and serves on Ares’ USDL Investment Committee. Jim Miller also serves on the Ares Sports, Media and Entertainment Investment Committee and acts as a co-lead for the strategy.

Lisa Morgan, 49	Chief Compliance Officer	Since 2022 (indefinite term)
Since September 2022, Lisa Morgan has served as Chief Compliance Officer of the Fund. Lisa Morgan is a Partner and Chief Compliance Officer, Registered Products in the Ares Compliance Group. Lisa Morgan also serves as the Chief Compliance Officer of Ares Dynamic Credit Allocation Fund, Inc., CION Ares Diversified Credit Fund, Ares Private Markets Fund, Ares Capital Corporation and Ares Core Infrastructure Fund. Prior to joining Ares in 2017, Lisa Morgan was a Partner in the Business Practices Group at Eversheds Sutherland, where she focused on the formation, regulation and operation of public and private funds, including business development companies.

Naseem Sagati Aghili, 43	Vice President	Since 2022 (indefinite term)
Since September 2022, Naseem Sagati Aghili has served as Vice President of the Fund. Naseem Sagati Aghili is Partner, General Counsel and Corporate Secretary of Ares and additionally serves on the Ares Operating and Enterprise Risk Committees. She also serves as Chief Legal Officer, Vice President and Assistant Secretary of Ares Private Markets Fund, and as Vice President of Ares Dynamic Credit Allocation Fund, Inc., CION Ares Diversified Credit Fund, Ares Capital Corporation and Ares Core Infrastructure Fund. Prior to being named as General Counsel of Ares in 2020, Naseem Sagati Aghili has served in a variety of roles at Ares since 2009, including most recently Co-General Counsel and General Counsel, Private Equity.

(1)
The business address for R. Kipp deVeer, Mitchell Goldstein and Michael L. Smith is c/o Ares Strategic Income Fund, 245 Park Avenue, 44th Floor, New York, New York 10167. The business address for each of the other trustees, executive officers and certain other officers listed in the table is c/o Ares Strategic Income Fund, 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067.

(2)
Includes, in each case, the Fund. The “Fund Complex” consists of the Fund, Ares Capital Corporation, Ares Core Infrastructure Fund, Ares Dynamic Credit Allocation Fund, Ares Private Markets Fund and CION Ares Diversified Credit Fund.

(3)
R. Kipp deVeer is an interested Trustee because he is an interested director of and the Chief Executive Officer of Ares Capital Corporation, a Partner and Co-President of Ares Management and serves on the Board of Directors of Ares.

(4)
Mitchell Goldstein is an interested Trustee because he is the Co-Chief Executive Officer of the Fund, an interested director and Co-Chairperson of the Board of Directors of Ares Capital Corporation, a Partner in and Co-Head of the Ares Credit Group, Vice President and interested trustee of CION Ares Diversified Credit Fund and serves on the ASIF Investment Committee.

(5)
Michael L. Smith is an interested Trustee because he is the Co-Chief Executive Officer of the Fund, an interested director and Co-Chairperson of the Board of Directors of Ares Capital Corporation, a Partner in and Co-Head of the Ares Credit Group, Vice President of CION Ares Diversified Credit Fund and serves on the ASIF Investment Committee.

The business address for Joshua M. Bloomstein, Jana Markowicz and Jim Miller is c/o Ares Strategic Income Fund, 245 Park Avenue, 44th Floor, New York, New York 10167. The business address for Lisa Morgan is c/o Ares Strategic Income Fund, 4300 Wilson Blvd., Suite 260, Arlington, VA 22203. The business address for each of the other executive officers and certain other officers listed in the table is c/o Ares Strategic Income Fund, 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067.
Biographical Information
The following is information concerning the business experience of our Board of Trustees, executive officers and certain other officers who are not trustees. Our Trustees have been divided into two groups — interested Trustees and independent Trustees. Interested Trustees are “interested persons” as defined in the Investment Company Act.
Independent Trustees
Sandra R. Anceleitz, 59, has served as a trustee of the Fund since September 2022 and has served on the audit committee and nominating and governance committee since 2022. Sandra R. Anceleitz is a trustee of Ares Core Infrastructure Fund and is the chairperson of its nominating and governance committee. Sandra R. Anceleitz currently dedicates her time to non-profit work. From 1997 to 2010, Sandra R. Anceleitz served as Managing Director of the Global Loan Sales Group for Bank of America/Merrill Lynch. During her time at Bank of America/Merrill Lynch, Sandra R. Anceleitz also served as Director of the High Yield Bond Sales Group from 1996 to 1997 and Director of the Loan Origination Group from 1994 to 1996. Prior to joining Bank of America/Merrill Lynch, Sandra R. Anceleitz served as Vice President of the Loan Original Group for Chemical Bank. Sandra R. Anceleitz holds a dual B.A. in Business / Economics and Mathematics from Lafayette College and an Executive M.B.A. from the Wharton School of the University of Pennsylvania. The Fund believes that Sandra R. Anceleitz’ experience in the financial sector provides the Board of Trustees with valuable knowledge and insight in the financial services sector.
Ann Torre Bates, 67, has served as a trustee of the Fund since September 2022 and has served as the chairperson of the audit committee since 2022. Ann Torre Bates currently dedicates her time serving on the boards of directors of several companies primarily in the financial sector. From 1997 to 2012, Ann Torre Bates was a strategic and financial consultant, principally with respect to corporate finance matters. From 1995 to 1997, Ann Torre Bates served as Executive Vice President, Chief Financial Officer and Treasurer of NHP, Inc., a national real estate services firm. From 1991 to 1995, Ann Torre Bates was Vice President and Treasurer of US Airways, and held various finance positions from 1988 to 1991. Ann Torre Bates is a director of Ares Capital Corporation and is the chairperson of its audit committee and is a trustee of Ares Core Infrastructure Fund. Ann Torre Bates currently serves as director or trustee of 19 investment companies in the Franklin Templeton Group of Mutual Funds. Ann Torre Bates previously served as a director of Allied Capital Corporation from 2003 to 2010, SLM Corporation from 1997 to 2014, Navient Corporation from 2014 to 2016 and United Natural Foods, Inc. from 2014 to 2023. Ann Torre Bates holds a B.B.A in Accountancy from the University of Notre Dame and an M.B.A. in Finance and Economics from Cornell

University. The Fund believes that Ann Torre Bates’ experience serving as a director of other public companies in the financial sector, as well as her past experience as a Chief Financial Officer, provides the Board of Trustees and, specifically, the audit committee of the Board of Trustees with valuable knowledge and insight in the financial services sector as well as experience in financial and accounting matters.
Steven B. McKeever, 64, has served as a trustee of the Fund since September 2022 and has served as the chairperson of the nominating and governance committee since 2022. Steven B. McKeever is the Chief Executive Officer of Hidden Beach Recordings, an independent record label based in Los Angeles, California, which Steven B. McKeever founded in 1997. From 1991 to 1995, Steven B. McKeever was with Motown Records, where he served as Executive Vice President of Talent and Creative Affairs from 1993 to 1995 and Senior Vice President of Artists and Repertoire from 1991 to 1993. In 1992, Steven B. McKeever created MoJAZZ Records, a subsidiary of Motown Records and served as its President. In 1993, he was instrumental in the sale of Motown Records to PolyGram Records. Steven B. McKeever eventually left Motown Records in 1995 to work on his own entrepreneurial projects. Steven B. McKeever began his career at the law firm of Irell & Manella LLP in Los Angeles as an entertainment lawyer. In 2011, Steven B. McKeever served as the Executive Producer of Entertainment for the dedication of the Martin Luther King, Jr. Memorial in Washington, D.C. Steven B. McKeever currently serves as a director of several organizations. Steven B. McKeever is a director of Ares Capital Corporation and is the chairperson of its nominating and governance committee. He served as a Governor of the Los Angeles Chapter of The National Academy of Recording Arts and Sciences (a/k/a The GRAMMYs) from 2001 to 2003 and 2008 to 2010 and gives generous time to various charitable organizations such as The City of Hope. Steven B. McKeever received his B.S. from the University of Illinois at Urbana Champaign and received his J.D. from Harvard Law School. The Fund believes that Steven B. McKeever’s diversity of experiences, in particular his small business and entrepreneurial experience, provides the Board of Trustees with unique insight and expertise into the management of small and middle-market companies.
Eric B. Siegel, 67, has served as a trustee of the Fund since September 2022 and has served as the lead independent trustee of the Board of Trustees since 2022. Eric B. Siegel currently serves on the audit committee and the nominating and governance committee. Since 2005, Eric B. Siegel has served as Special Advisor to the Chairman of the Milwaukee Brewers Baseball Club and a member of the Club’s Board of Advisors. Eric B. Siegel is also a past member of the boards of directors of a number of public and private companies, including Kerzner International Ltd. and El Paso Electric Company. Eric B. Siegel is a retired limited partner of Apollo Advisors, L.P. and Lion Advisors, L.P., private investment management firms. Eric B. Siegel is a director of Ares Capital Corporation, is the lead independent director of its board of directors and is a member of its audit committee and its nominating and governance committee. Eric B. Siegel is a member of the board of directors of the Friends of the Los Angeles Saban Free Clinic and a past member of the board of trustees of the Marlborough School. Eric B. Siegel graduated summa cum laude with a B.A. in History from the University of California, Los Angeles, a member of Phi Beta Kappa and received his J.D. from the University of California, Los Angeles School of Law where he was elected to The Order of the Coif. The Fund believes that Eric B. Siegel’s experience practicing as a corporate lawyer provides valuable insight to the Board of Trustees on regulatory and risk management issues and his experience as a partner in investment firms and over 30 years of experience serving as a director for both public and private companies provide industry specific knowledge and expertise to the Board of Trustees.
Interested Trustees
R. Kipp deVeer, 52, has served as an interested trustee and Chairperson of the Board of Trustees of the Fund since September 2022. R. Kipp deVeer joined Ares in May 2004 and currently serves as a Director, Partner and Co-President of Ares Management Corporation and previously served as Head of the Ares Credit Group until February 2025. He is a Co-Chair of the Ares Operating Committee. R. Kipp deVeer may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. R. Kipp deVeer is a member of a number of Ares investment committees, including the Ares USDL, European Direct Lending, Pathfinder and Insurance Solution strategies. R. Kipp deVeer is also Chief Executive Officer and a director of Ares Capital Corporation. R. Kipp deVeer previously served as President of Ares Capital Corporation from May 2013 to July 2014. Prior to joining Ares, R. Kipp deVeer was a partner at RBC Capital Partners, a division of Royal Bank of Canada, which led the firm’s middle market financing and principal investment business. R. Kipp deVeer joined RBC in October 2001 from Indosuez Capital, where he was Vice President in the Merchant Banking Group. Previously, R. Kipp deVeer worked at J.P. Morgan and Co., both in the Special Investment Group of J.P. Morgan Investment Management, Inc. and the Investment Banking Division of J.P. Morgan Securities Inc. R. Kipp deVeer received a B.A. from Yale University and an M.B.A. from Stanford University’s Graduate School of Business. The Fund believes that R. Kipp deVeer’s depth of experience in investment management, leveraged finance and financial services, as well as his intimate knowledge of our business and operations, gives the Board of Trustees valuable industry specific knowledge and expertise on these and other matters. R. Kipp deVeer is an interested trustee because he is an interested director of and the Chief Executive Officer of Ares Capital Corporation, a Partner and Co-President of Ares Management and serves on the Board of Directors of Ares.
Mitchell Goldstein, 58, has served as an interested trustee and Co-Chief Executive Officer of the Fund since September 2022. Mitchell Goldstein is a Partner in and Co-Head of the Ares Credit Group and serves on the Ares Operating Committee. Mitchell Goldstein also serves as a director and Co-Chairperson of the Board of Directors of Ares Capital Corporation. Mitchell Goldstein is also Vice President and interested trustee of CION Ares Diversified Credit Fund. Mitchell Goldstein may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Mitchell Goldstein is a member of the ASIF Investment Committee, the Ares Credit Group’s USDL, Commercial Finance and Pathfinder Investment Committees, the Ivy Hill Asset Management Investment Committee, the Ares Infrastructure Debt Investment Committee and the Ares Asia Direct Lending (Australia) Investment Committee. Prior to joining Ares Management in May 2005, Mitchell Goldstein worked at Credit Suisse First Boston (“CSFB”), where he was a Managing Director in the Financial Sponsors Group. At CSFB, Mitchell Goldstein was responsible for providing investment banking services to private equity funds and hedge funds with a focus on mergers and acquisitions and restructurings as well as capital raisings, including high yield, bank debt, mezzanine debt, and IPOs. Mitchell Goldstein joined CSFB in 2000 at the completion of the merger with Donaldson, Lufkin & Jenrette. From 1998 to 2000, Mitchell Goldstein was at Indosuez Capital, where he was a member of the Investment Committee and a Principal, responsible for originating, structuring and executing leveraged transactions across a broad range of products and asset classes. From 1993 to 1998, Mitchell Goldstein worked at Bankers Trust. He also serves on the Board of Managers of Ivy Hill Asset Management GP, LLC, Ivy Hill Asset Management, L.P.’s General Partner (“IHAM GP”). Mitchell Goldstein graduated summa cum laude from the State University of New York at Binghamton with a B.S. in Accounting, received an M.B.A. from Columbia University’s Graduate School of Business. The Fund believes that Mitchell Goldstein’s depth of experience in investment management, leveraged finance and financial services, as well as his intimate knowledge of our business and operations, gives the Board of Trustees valuable industry specific knowledge and expertise on these and other matters. Mitchell Goldstein is an interested trustee because he is the Co-Chief Executive Officer of the Fund, an interested director and Co-Chairperson of the Board of Directors of Ares Capital Corporation, a Partner in and Co-Head of the Ares Credit Group, Vice President and interested trustee of CION Ares Diversified Credit Fund and serves on the ASIF Investment Committee.
Michael L. Smith, 54, has served as an interested trustee and Co-Chief Executive Officer of the Fund since September 2022. Michael L. Smith is a Partner in and Co-Head of the Ares Credit Group and also serves on the Ares Operating Committee. Michael L. Smith also serves as a director and Co-Chairperson of the Board of Directors of Ares Capital Corporation. Michael L. Smith previously served as Co-President of Ares Capital Corporation from July 2014 to October 2022. He is also a Vice President of CION Ares Diversified Credit Fund. Michael L. Smith may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Michael L. Smith is a member of the ASIF Investment Committee, the Ares Credit Group’s USDL, Opportunistic Credit and Commercial Finance Investment Committees, the Ares Secondaries Group’s Private Equity Investment Committee and the Ares Infrastructure Group’s Infrastructure Opportunities, Climate Infrastructure Partners and Infrastructure Debt Investment Committees. Prior to joining Ares in 2004, Michael L. Smith was a Partner at RBC Capital Partners, a division of Royal Bank of Canada, which led the firm’s middle market financing and principal investment business. Previously, Michael L. Smith worked at Indosuez Capital in their Merchant Banking Group, Kenter, Glastris & Company, and at Salomon Brothers Inc, in their Debt Capital Markets Group and Financial Institutions Group. Michael L. Smith serves on the board of directors of the University of Notre Dame’s Wilson Sheehan Lab for Economic Opportunity (LEO), which helps service providers apply scientific evaluation methods to better understand and share effective poverty interventions. Michael L. Smith received a B.S. in Business Administration from the University of Notre Dame and a Master’s Degree in Management from Northwestern University’s Kellogg Graduate School of Management. The Fund believes that Michael L. Smith’s depth of experience in investment management, leveraged finance and financial services, as well as his intimate knowledge of our business and operations, gives the Board of Trustees valuable industry specific knowledge and expertise on these and other matters. Michael L. Smith is an interested trustee because he is the Co-Chief Executive Officer of the Fund, an interested director and Co-Chairperson of the Board of Directors of Ares Capital Corporation, Vice President of CION Ares Diversified Credit Fund, a Partner in and Co-Head of the Ares Credit Group and serves on the ASIF Investment Committee.
Executive Officers and Certain Other Officers Who are not Trustees
Joshua M. Bloomstein, 51, has served as General Counsel and Secretary of the Fund since September 2022. He joined Ares in November 2006 and currently serves as a Partner and General Counsel (Credit) and Deputy General Counsel (Corporate) of Ares Management, where he focuses on credit, corporate governance and legislative and regulatory matters. Joshua M. Bloomstein is the General Counsel, Vice President and Secretary of Ares Capital Corporation. Joshua M. Bloomstein also currently serves as Vice President and Assistant Secretary of CION Ares Diversified Credit Fund, Vice President and Assistant Secretary of Ares Commercial Real Estate Corporation, and Vice President and Assistant Secretary of Ares Dynamic Credit Allocation Fund, Inc. He may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Joshua M. Bloomstein joined Ares from Latham & Watkins LLP, where he was in its private equity and corporate groups, focusing on mergers and acquisitions transactions and securities law and general corporate and partnership matters. Joshua M. Bloomstein graduated magna cum laude with a B.A. in Political Science from the State University of New York at Albany and received a J.D. degree, magna cum laude, from the University of Miami, where he was elected to The Order of the Coif.
Paul Cho, 42, has served as Chief Accounting Officer of the Fund since February 2024. Paul Cho is a Managing Director and Chief Accounting Officer in the Ares Finance and Accounting Department. Paul Cho is Chief Accounting Officer of Ares Capital Corporation. He also serves as Vice President of CION Ares Diversified Credit Fund and Vice President of Ares Dynamic Credit Allocation Fund, Inc. He may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Prior to joining Ares in 2008, Paul Cho was at Macias Gini & O’Connell LLP, where he focused on audits of state and local government entities. Paul Cho holds a B.A. from the University of California, Berkeley in Economics.
Angela Lee, 38, has served as Vice President and Assistant Treasurer of the Fund since February 2024. Angela Lee is a Managing Director of the Ares Finance and Accounting Department. Angela Lee is Vice President and Assistant Treasurer of Ares Capital Corporation. She also serves as a Vice President of CION Ares Diversified Credit Fund and a Vice President of Ares Dynamic Credit Allocation Fund, Inc. She may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Prior to joining Ares in 2010, Angela Lee was a Senior Associate at KPMG LLP, where she focused on audits of financial institutions and banks. Angela Lee holds a B.A. from the University of California, Los Angeles in Applied Mathematics with a concentration in Management and Accounting.
Scott C. Lem, 47, has served as Chief Financial Officer and Treasurer of the Fund since September 2022. Scott C. Lem is a Partner and Chief Financial Officer of the Public Credit Funds in the Ares Finance and Accounting Department. Scott C. Lem is Chief Financial Officer and Treasurer of Ares Capital Corporation. Scott C. Lem previously served as Chief Accounting Officer and Vice President of Ares Capital Corporation from May 2013 to February 2024 and as Assistant Treasurer of Ares Capital Corporation from May 2009 to May 2013. Scott C. Lem currently serves on the Board of Managers of IHAM GP. Scott C. Lem also currently serves as Chief Financial Officer and Treasurer of Ares Dynamic Credit Allocation Fund, Inc. and Chief Financial Officer and Treasurer of CION Ares Diversified Credit Fund. He may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. From July 2003 to December 2008, Scott C. Lem served as Controller of Ares Management. Prior to joining Ares in July 2003, Scott C. Lem was with Ernst & Young LLP and Arthur Andersen LLP, most recently as a Senior Associate conducting audits for clients across several industries including entertainment, hospitality and real estate. Scott C. Lem graduated summa cum laude with a B.S. in Accounting from the University of Southern California’s Leventhal School of Accounting and summa cum laude with a B.S. in Business Administration from the University of Southern California’s Marshall School of Business. Scott C. Lem has also received an M.B.A. in Finance from UCLA’s Anderson School of Management. Scott C. Lem is a Certified Public Accountant (Inactive).
Jana Markowicz, 44, has served as Chief Operating Officer of the Fund since January 2023 and is a member of the ASIF Investment Committee. Jana Markowicz is a Partner and Chief Operating Officer for U.S. Direct Lending in the Ares Credit Group. She also serves as the Chief Operating Officer of Ares Capital Corporation. She may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Prior to joining Ares in 2005, Jana Markowicz was an Analyst in the Leveraged Finance Group at Citigroup, formerly Salomon Smith Barney, where she focused on financings for companies across a broad range of industries. Jana Markowicz holds a B.S. from the University of Pennsylvania in Engineering, with a concentration in Economic and Financial Systems.
Jim Miller, 48, has served as President of the Fund since January 2023 and is a member of the ASIF Investment Committee. Jim Miller serves as a Partner, Portfolio Manager and Co-Head of U.S. Direct Lending in the Ares Credit Group. Jim Miller currently serves as Co-President of Ares Capital Corporation. Additionally, Jim Miller serves as a member of the Ares Credit Group’s USDL Investment Committee. He also serves on the Ares Sports, Media and Entertainment Investment Committee and acts as a co-lead for the strategy. He may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Prior to joining Ares in 2006, Jim Miller was a Vice President at Silver Point Capital, where he focused on building its sponsor finance business, which led the firm’s middle market financing and principal investing. Previously, Jim Miller was a Vice President at GE Capital, where he was responsible for a variety of investing and investment banking services to private equity funds including high yield, bank debt, mezzanine debt and rescue financing. Jim Miller holds a B.A. from Fairfield University in Economics and an M.B.A. from Columbia University’s Graduate School of Business.
Lisa Morgan, 49, has served as Chief Compliance Officer of the Fund since September 2022. Lisa Morgan is a Partner and Chief Compliance Officer, Registered Products in the Ares Compliance Group. Lisa Morgan currently serves as Chief Compliance Officer of Ares Capital Corporation. Lisa Morgan also serves as the Chief Compliance Officer of Ares Dynamic Credit Allocation Fund, Inc., CION Ares Diversified Credit Fund, Ares Private Markets Fund and Ares Core Infrastructure Fund. She may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Prior to joining Ares in 2017, Lisa Morgan was a Partner in the Business Practices Group at Eversheds Sutherland, where she focused on the formation, regulation and operation of public and private funds, including business development companies. Lisa Morgan began her legal career at Eversheds Sutherland in 2003. Lisa Morgan holds a B.A. from Providence College in Sociology and Spanish, and a J.D. from the University of North Carolina at Chapel Hill.
Naseem Sagati Aghili, 43, has served as Vice President of the Fund since September 2022. She joined Ares Management in 2009 and is Partner, General Counsel and Corporate Secretary of Ares. Naseem Sagati Aghili serves on the Ares Operating Committee and the Ares Enterprise Risk Committee. In her role as General Counsel, she oversees Ares’ Legal & Compliance department including the firm’s Enterprise Risk Management, Internal Audit and Performance functions. She also serves as Chief Legal Officer, Vice President and Assistant Secretary of Ares Private Markets Fund, and as Vice President of Ares Capital Corporation, Ares Dynamic Credit Allocation Fund, Inc., CION Ares Diversified Credit Fund and Ares Core Infrastructure Fund. She may from time to time serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Prior to being named as General Counsel of Ares in 2020, Naseem Sagati Aghili served in a variety of roles at Ares, including most recently Co-General Counsel and General Counsel, Private Equity. Prior to joining Ares in 2009, Naseem Sagati Aghili was with Proskauer Rose LLP, where she focused on mergers and acquisitions, securities offerings and general corporate matters. Naseem Sagati Aghili holds a B.A. from the University of California Berkeley in Political Economy of Industrial Societies and a J.D. from the University of Southern California Gould School of Law.

Communications with Trustees
Shareholders and other interested parties may contact any member (or all members) of the Board of Trustees by mail. To communicate with the Board of Trustees, any individual Trustees or any group or committee of Trustees, correspondence should be addressed to the Board of Trustees or any such individual Trustees or group or committee of Trustees by either name or title. All such correspondence should be sent c/o Ares Strategic Income Fund, 245 Park Avenue, 44th Floor, New York, New York 10167, Attention: Chief Compliance Officer.
Meetings and Committees of the Board of Trustees
During 2024, our Board of Trustees held nine formal meetings. Our Board of Trustees currently has three committees: an audit committee, a nominating and governance committee and a co-investment committee. We do not have a compensation committee because our executive officers do not receive any direct compensation from us. Under our bylaws, the Fund will hold an annual meeting of shareholders for such business to be properly considered at such meeting. During 2024, the co-investment committee held twenty-four formal meetings, the audit committee held six formal meetings and the nominating and governance committee held one formal meeting.
Audit Committee.   The audit committee operates pursuant to a charter approved by our Board of Trustees. The charter sets forth the responsibilities of the audit committee. The primary function of the audit committee is to serve as an independent and objective party to assist the Board of Trustees in selecting, engaging and discharging our independent accountants, reviewing the plans, scope and results of the audit engagement with our independent accountants, approving professional services provided by our independent accountants (including compensation therefore), reviewing the independence of our independent accountants and reviewing the adequacy of our internal controls over financial reporting. The audit committee is presently composed of Sandra R. Anceleitz, Eric B. Siegel and Ann Torre Bates, each of whom is considered independent for purposes of the Investment Company Act. Ann Torre Bates serves as the chair of the Audit Committee. Our Board of Trustees has determined that Sandra R. Anceleitz and Ann Torre Bates each qualify as an “audit committee financial expert” as defined in Item 407 of Regulation S-K under the Exchange Act. Each of the members of the audit committee meet the independence requirements of Rule 10A-3 of the Exchange Act and, in addition, is not an “interested person” of the Fund or of our investment adviser as defined in Section 2(a)(19) of the Investment Company Act.
A copy of the charter of the Audit Committee is available in print to any common shareholder who requests it and it is also available on the Fund’s website at https://www.areswms.com/solutions/asif/. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.
Nominating and Governance Committee.   The nominating and governance committee operates pursuant to a charter approved by our Board of Trustees. The charter sets forth the responsibilities of the nominating and governance committee, including making nominations for the appointment or election of independent Trustees. The nominating and governance committee consists of Eric B. Siegel, Steven B. McKeever and Sandra R. Anceleitz, each of whom is considered independent for purposes of the Investment Company Act. Steven B. McKeever serves as the chair of the Nominating and Governance Committee.
The Nominating and Governance Committee will consider nominees to the Board of Trustees recommended by a shareholder, if such shareholder complies with the advance notice provisions of our bylaws. Our bylaws provide that a shareholder who wishes to nominate a person for election as a Trustee at a meeting of shareholders must deliver written notice to our Corporate Secretary. This notice must contain, as to each nominee, all of the information relating to such person as would be required to be disclosed in a proxy statement meeting the requirements of Regulation 14A under the Exchange Act, and certain other information set forth in the bylaws. In order to be eligible to be a nominee for election as a Trustee by a shareholder, such potential nominee must deliver to our Corporate Secretary a written questionnaire providing the requested information about the background and qualifications of such person and a written representation and agreement that such person is not and will not become a party to any voting agreements, any agreement or understanding with any person with respect to any compensation or indemnification in connection with service on the Board of Trustees, and would be in compliance with all of our publicly disclosed corporate governance, conflict of interest, confidentiality and share ownership and trading policies and guidelines.
A copy of charter of the Nominating and Governance Committee is available in print to any common shareholder who requests it, and it is also available on the Fund’s website at https://www.areswms.com/solutions/asif/. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.
Co-Investment Committee.   The co-investment committee consists of Eric B. Siegel, Ann Torre Bates, Steven B. McKeever and Sandra R. Anceleitz, each of whom is independent for purposes of the Investment Company Act. The co-investment committee is primarily responsible for reviewing and making certain findings in respect of co-investment transactions pursuant to the Co-investment Exemptive Order.
Compensation of Trustees
Our Trustees who do not also serve in an executive officer capacity for us or our investment adviser are entitled to receive annual cash retainer fees, fees for participating in the board and committee meetings and annual fees for serving as a committee chairperson, determined based on our net assets as of the end of each fiscal quarter. These Trustees are Eric B. Siegel, Ann Torre Bates, Steven B. McKeever and Sandra R. Anceleitz. Amounts payable under the arrangement are determined and paid quarterly in arrears as follows:
Annual Cash Retainer	Board Meeting Fee	Lead Independent Trustee	Annual Committee Chair Cash Retainer		Committee Meeting Attendance Fee (Audit, Nominating and Governance, and Co-Investment)
			Audit	Nominating and Governance
Variable*	$2,500	$25,000	$10,000	$5,000	$1,000

*
$50,000, while the Fund’s NAV is less than $1.0 billion, $75,000, while the Fund’s NAV is more than $1.0 billion but less than $2.0 billion or $100,000, while the Fund’s NAV is more than $2.0 billion. For the fiscal year ended December 31, 2024, the annual cash retainer was $100,000.

We also reimburse each of the Trustees for all reasonable and authorized business expenses in accordance with our policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and each committee meeting not held concurrently with a board meeting.
We will not pay compensation to our Trustees who also serve in an executive officer capacity for us or our investment adviser.
Staffing
We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees or affiliates of our investment adviser, Ares Capital Management, and our administrator, Ares Operations, each of which is a subsidiary of Ares Management, pursuant to the terms of our investment advisory and management agreement and our administration agreement, respectively, each as described below. Each of our executive officers is an employee or affiliate of our investment adviser or our administrator. Our day-to-day investment activities are managed by our investment adviser. Most of the services necessary for the origination of our investment portfolio are provided by investment professionals employed by Ares Capital Management. Ares Capital Management had approximately 230 U.S.-based investment professionals as of December 31, 2024 who focus on origination, transaction development, investment and the ongoing monitoring of our investments. We reimburse both our investment adviser and our administrator for a certain portion of expenses incurred in connection with such staffing, as described in more detail below. Because we have no employees, we do not have a formal employee relations policy.
Compensation of Officers
None of our officers receive direct compensation from us. Each of the Fund’s executive officers is an employee or affiliate of the Fund’s investment adviser or the Fund’s administrator, as applicable. The Fund reimburses the administrator for its allocable portion of expenses incurred by it in performing its obligations under the administration agreement, including its allocable portion of the cost of certain of the Fund’s officers (including its chief compliance officer, chief financial officer, chief accounting officer, general counsel, secretary, treasurer and assistant treasurer) and their respective staffs, but not investment professionals.
Board of Trustees Leadership Structure
The Board of Trustees monitors and performs an overall supervision role with respect to the business and affairs of the Fund, including with respect to investment practices and performance, compliance with regulatory requirements and the services, expenses and performance of service providers to the Fund. Among other things, the Board of Trustees approves the appointment of the investment adviser, administrator and officers, reviews and monitors the services and activities performed by the investment adviser, administrator and officers and approves the engagement, and reviews the performance of, the Fund’s independent registered public accounting firm.
Under our bylaws, the Board of Trustees may designate a chairperson to preside over the meetings of the Board of Trustees and meetings of the shareholders and to perform such other duties as may be assigned to them by the Board of Trustees. The Board of Trustees has appointed R. Kipp deVeer to serve in the role of chairperson of the Board of Trustees. The Fund does not have a fixed policy as to whether the Chair of the Board of Trustees should be an independent Trustee and believes that its flexibility to select its chairperson and reorganize its leadership structure from time to time is in the best interests of the Fund and its shareholders.
The independent Trustees have designated a lead independent Trustee whose duties include, among other things, chairing executive sessions of the independent Trustees, acting as a liaison between the independent Trustees and the chairperson of the Board of Trustees and between the independent Trustees and officers of the Fund and the investment adviser, facilitating communication among the independent Trustees and the Fund’s counsel, reviewing and commenting on Board of Trustees and committee meeting agendas and calling additional meetings of the independent Trustees as appropriate. In September 2022, the Board of Trustees designated and appointed Eric B. Siegel as the lead independent Trustee and Eric B. Siegel has served as lead independent Trustee since that time.
The Fund believes that board leadership structures must be evaluated on a case-by-case basis and that the foregoing board leadership structure is appropriate at this time. In addition, the Fund believes that the foregoing governance structure, when combined with the functioning of the independent Trustee component of the Board of Trustees and the Fund’s overall corporate governance structure, strikes an appropriate balance between strong and consistent leadership and independent oversight of the Fund’s business and affairs. The Fund’s corporate governance practices include regular meetings of the independent Trustees in executive session without the presence of interested Trustees. However, the Fund continually re-examines its corporate governance policies on an ongoing basis to ensure that they continue to meet the Fund’s needs.
Board of Trustees’ Role in Risk Oversight
The Board of Trustees performs its risk oversight function and fulfills its risk oversight responsibilities primarily (1) through its three standing committees, which report to the entire Board of Trustees and are comprised solely of independent Trustees, (2) by working with the Fund’s Chief Compliance Officer to monitor risk in accordance with the Fund’s compliance policies and procedures, and (3) by reviewing risk management processes throughout the year and requesting periodic reports from the Fund’s investment adviser regarding risk management, including reports on cybersecurity.
As described above in more detail under “Audit Committee” and “Nominating and Governance Committee,” the audit committee and the nominating and governance committee assist the Board of Trustees in performing its risk oversight function and fulfilling its risk oversight responsibilities, each of which is comprised solely of independent Trustees. The audit committee’s risk oversight responsibilities include overseeing the Fund’s accounting and financial reporting processes, assisting the Board of Trustees in fulfilling the Board of Trustees’ oversight responsibilities relating to the Fund’s systems of internal controls over financial reporting, audits of the Fund’s consolidated financial statements and disclosure controls and procedures, overseeing the investment adviser’s determination of fair value of securities that are not publicly traded or for which current market values are not readily available, and discussing with management the Fund’s major risk exposures, including financial risk exposures and cybersecurity risks, and the steps management has taken to monitor and control such exposures, including the Fund’s risk assessment and risk management policies. The nominating and governance committee’s risk oversight responsibilities include developing, reviewing and updating certain policies regarding the nomination of trustees, identifying, evaluating and nominating trustees to fill vacancies on the Board of Trustees or to stand for election by the Fund’s shareholders, reviewing the Fund’s policies relating to corporate governance, and overseeing the evaluation of the Board of Trustees and its committees.
The Board of Trustees also performs its risk oversight function and fulfills its risk oversight responsibilities by working with the Fund’s Chief Compliance Officer to monitor risk in accordance with the Fund’s policies and procedures. The Chief Compliance Officer prepares a written report annually discussing the adequacy and effectiveness of the compliance policies and procedures of the Fund and certain of its service providers. The Chief Compliance Officer’s report, which is reviewed by and discussed with the Board of Trustees, addresses at a minimum (1) the operation of the compliance policies and procedures of the Fund and certain of its service providers since the last report; (2) any material changes to such policies and procedures since the last report; (3) any recommendations for material changes to such policies and procedures as a result of the Chief Compliance Officer’s annual review; and (4) any compliance matter that has occurred since the date of the last report about which the Board of Trustees would reasonably need to know to oversee the Fund’s compliance activities and risks. In addition, the Chief Compliance Officer reports to the Board of Trustees on a quarterly basis with respect to material compliance matters and meets separately in executive session with the independent Trustees periodically, but in no event less than once each year.
The Fund believes that the Board of Trustees’ role in risk oversight is effective and appropriate given the extensive regulation to which it is already subject as a BDC. Specifically, as a BDC the Fund must comply with certain regulatory requirements and restrictions that control the levels of risk in its business and operations. For example, the Fund’s ability to incur indebtedness is limited such that its asset coverage must equal at least 150% (or 200% if certain requirements under the Investment Company Act are not met) immediately after each time it incurs indebtedness, the Fund generally has to invest at least 70% of its total assets in “qualifying assets” and, subject to certain exceptions, the Fund is subject to restrictions on its ability to engage in transactions with Ares and its affiliates. In addition, the Fund has elected to be treated as a RIC under the Code. As a RIC the Fund must, among other things, meet certain source of income and asset diversification requirements.
The Fund believes that the extent of the Board of Trustees’ (and its committees’) role in risk oversight complements the Board of Trustees’ leadership structure because it allows the Fund’s independent Trustees, through the three fully independent Board of Trustees committees, a lead independent Trustee, executive sessions with each of the Fund’s Chief Compliance Officer, the Fund’s independent registered public accounting firm and IVPs, and otherwise, to exercise oversight of risk without any conflict that might discourage critical review.
The Fund believes that board roles in risk oversight must be evaluated on a case-by-case basis and that the Board of Trustees’ existing role in risk oversight is appropriate. However, the Board of Trustees re-examines the manner in which it administers its risk oversight function on an ongoing basis to ensure that it continues to meet the Fund’s needs.

PORTFOLIO MANAGEMENT
The following individuals function as our portfolio managers (the “portfolio managers”) and are jointly and primarily responsible for the day-to-day management of our portfolio.
Name	Position	Length of Service with Ares (years)	Principal Occupation(s) During Past 5 Years
Mitchell Goldstein	Trustee and Co-Chief Executive Officer of the Fund; Partner in and Co-Head of the Ares Credit Group	19	Since September 2022, Mitchell Goldstein has served as an interested trustee of the Fund and a Co-Chief Executive Officer of the Fund. Mitchell Goldstein is an interested director and Co-Chairperson of the Board of Directors of Ares Capital Corporation. Mitchell Goldstein is a Partner in and Co-Head of the Ares Credit Group. Mitchell Goldstein serves on the Ares Operating Committee. Mitchell Goldstein is also Vice President and interested trustee of CION Ares Diversified Credit Fund. Mitchell Goldstein is a member of the ASIF Investment Committee, the Ares Credit Group’s USDL, Commercial Finance and Pathfinder Investment Committees, the Ivy Hill Asset Management Investment Committee, the Ares Infrastructure Debt Investment Committee and the Ares Asia Direct Lending (Australia) Investment Committee.
Michael L. Smith	Trustee and Co-Chief Executive Officer of the Fund; Partner in and Co-Head of Ares the Credit Group	20	Since September 2022, Michael L. Smith has served as an interested Trustee of the Fund and a Co-Chief Executive Officer of the Fund. Michael L. Smith is an interested director and Co-Chairperson of the Board of Directors of Ares Capital Corporation. Michael L. Smith is a Partner in and Co-Head of the Ares Credit Group, Vice President of CION Ares Diversified Credit Fund and serves on the Ares Operating Committee. Michael L. Smith is a member of the ASIF Investment Committee, Ares Credit Group’s USDL, Opportunistic Credit and Commercial Finance Investment Committees, the Ares Secondaries Group’s Private Equity Investment Committee, and the Ares Infrastructure Group’s Infrastructure Opportunities, Climate Infrastructure Partners and Infrastructure Debt Investment Committees.
Each of the portfolio managers is responsible for deal origination, execution and portfolio management. In addition to their deal origination, execution and portfolio management responsibilities, Mitchell Goldstein and Michael L. Smith also spend portions of their time on corporate and administrative activities in their capacities as Co-Chief Executive Officers of the Fund and as Partners and Co-Heads of the Ares Credit Group. Each of the portfolio managers receive a compensation package that includes some combination of fixed draw and variable incentive compensation based on our performance. None of the portfolio managers receives any direct compensation from us. See “Portfolio Management — Other Accounts Managed by Portfolio Managers” and “Risk Factors — Risks Relating to Our Business and Structure — There are significant potential conflicts of interest that could impact our investment returns.”

The following table sets forth the dollar range of our equity securities and the number of shares beneficially owned by each of the portfolio managers described above as of December 31, 2024.
Name	Aggregate Dollar Range of Equity Securities in Ares Strategic Income Fund(1)
Mitchell Goldstein	Over $1,000,000
Michael L. Smith	None.

(1)
Dollar ranges are as follows: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000, or over $1,000,000.

Other Accounts Managed by Portfolio Managers
The portfolio managers primarily responsible for the day-to-day management of the Fund also manage other registered investment companies and business development companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of December 31, 2024: (i) the number of other registered investment companies and business development companies (not including the Fund), other pooled investment vehicles and other accounts managed by each portfolio manager; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.
Type of Account	Number of Accounts	Assets of Accounts (in millions)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in millions)
Mitchell Goldstein
Registered investment companies/Business development companies	1	$32,302	1	$32,302
Other pooled investment vehicles	5	$44,273	5	$44,273
Other accounts	36	$26,692	27	$18,512
Type of Account	Number of Accounts	Assets of Accounts (in millions)	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee (in millions)
Michael L. Smith
Registered investment companies/Business development companies	1	$32,302	1	$32,302
Other pooled investment vehicles	3	$9,326	3	$9,326
Other accounts	—	$—	—	$—
Our Investment Adviser
Investment Committee
The Fund is primarily the responsibility of two portfolio managers, Mitchell Goldstein and Michael L. Smith. The Fund is also supported by six additional members of the ASIF Investment Committee. All of the ASIF Investment Committee members have ownership and financial interests in, and may receive compensation and/or profit distributions from, our investment adviser. None of the ASIF Investment Committee members receive any direct compensation from us. See “Control Persons and Principal Shareholders” for additional information about equity interests held by certain of these individuals.
Below is biographical information relating to the members of the ASIF Investment Committee, other than Mitchell Goldstein, Jana Markowicz, Jim Miller and Michael L. Smith. For biographical information relating to Mitchell Goldstein, Jana Markowicz, Jim Miller and Michael L. Smith, please see “Management — Biographical Information.”
Kevin Alexander, 49, serves as a Partner in the Ares Credit Group and Co-Head of Alternative Credit, and is a member of the ASIF Investment Committee. Additionally, he serves as a member of the Ares Credit Group’s Alternative Credit and Pathfinder Investment Committees, the Ares Secondaries Group’s Credit Investment Committee and the Ares Insurance Solutions Investment Committee. From time to time, he may serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Prior to joining Ares in 2019, Kevin Alexander was Deputy CEO and Head of Global Market, Americas at Natixis CIB. Previously, he worked at Deutsche Bank within the Interest Rate Derivatives Group. Kevin Alexander began his career as an Economic Analyst at the New York Federal Reserve Bank. He holds a B.S. from Washington and Lee University in Business Administration and Accounting and an M.A. from Fordham University in Economics.
Samantha Milner, 46, serves as a Partner and U.S. Liquid Credit Portfolio Manager in the Ares Credit Group, where she is primarily responsible for managing Ares’ U.S. bank loan credit strategies, and is a member of the ASIF Investment Committee. Samantha Milner serves as a Vice President and one of four Portfolio Managers for Ares Dynamic Credit Allocation Fund, Inc. Additionally, she serves as a member of the Ares Credit Group’s U.S. Liquid Credit Investment Committee. From time to time, she may serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Prior to joining Ares in 2004, Samantha Milner was an Associate in the Financial Restructuring Group at Houlihan Lokey Howard & Zukin, where she focused on providing advisory services in connection with restructurings, distressed mergers and acquisitions and private placements. Samantha Milner serves on the Board of Directors of STEAM:CODERS, a not-for-profit organization focused on underrepresented and underserved students through Science, Technology, Engineering, Art, and Math (STEAM), in preparation for academic and career opportunities. Samantha Milner holds a B.B.A., with distinction, from Emory University’s Goizueta Business School in Finance and Accounting.
Aaron Rosen, 43, serves as a Partner, Co-Head of Opportunistic Credit and Co-Portfolio Manager of Special Opportunities in the Ares Credit Group, where he focuses on investing across the various Ares fund platforms in the public and private markets, and is a member of the ASIF Investment Committee. Aaron Rosen serves as a member of the Ares Credit Group’s Opportunistic Credit Investment Committee and the Ares Private Equity Group’s Corporate Opportunities Investment Committee. From time to time, he may serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. He currently serves as Chairman of the board of directors of Savers Value Village, Inc. and serves on the boards of directors for the parent entities of Virgin Voyages Intermediate Limited, Consolidated Precision Products Corp., Hornbeck Offshore Services, Inc., TriMark USA, LLC and WHP Global. Prior to joining Ares in 2018, Aaron Rosen was a Partner and Director of Research at Archview Investment Group, where he focused on credit and equity investments in the U.S. and internationally. Prior to Archview, Aaron Rosen was a Vice President at Citigroup, where he was a founding member of the Citibank Global Special Situations Group focused on U.S. credit and value equity investment strategies. In addition, Aaron Rosen was a member of Citigroup’s Asset-Based Finance group, where he focused on structuring senior secured debt financings for non-investment grade corporate borrowers. Aaron Rosen holds a B.S., summa cum laude, from New York University’s Stern School of Business in Finance and Information Systems where he received the Valedictorian Award.
Michael Schechter, 44, serves as a Partner and Head of Credit Trading in the Ares Credit Group, where he oversees trading of all bank loans, high yield and related credit instruments in the United States and Europe, and is a member of the ASIF Investment Committee. Michael Schechter serves as a member of the Ares Credit Group’s U.S. Liquid Credit Investment Committee. From time to time, he may serve as an officer, director or principal of entities affiliated with Ares Management or of investment funds managed by Ares Management and its affiliates. Prior to joining Ares in 2019, Michael Schechter was a Managing Director in leveraged loan trading at Morgan Stanley, where he focused on performing and stressed bank debt. Previously, Michael Schechter was a Managing Director and Co-Head of Loan Trading at Citi, where he focused on performing and stressed bank debt and high yield bond trading. Additionally, Michael Schechter was an Associate in Citi’s Leveraged Finance Group. Michael Schechter holds a B.S, with honors, from Lehigh University in Business and Economics with a concentration in Finance.

INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT AND ADMINISTRATION AGREEMENT
Ares Capital Management serves as our investment adviser and is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our Board of Trustees and in accordance with the Investment Company Act, our investment adviser manages our day-to-day operations and provides investment advisory services to us.
Management Services
Ares Capital Management provides management services to us pursuant to the investment advisory and management agreement. Under the terms of the investment advisory and management agreement, our investment adviser:
•
determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

•
identifies, evaluates and negotiates the structure of the investments we make;

•
closes and monitors our investments;

•
determines the securities and other assets that we will purchase, retain or sell;

•
performs due diligence on prospective and existing portfolio companies; and

•
provides us with such other investment advisory, research and related services as we may, from time to time reasonably require, which may include, among other things, the determination of the fair value of debt and equity securities that are not publicly traded or whose market prices are not readily available, subject to the overall supervision of our Board of Trustees. Our investment adviser’s services to us under the investment advisory and management agreement are not exclusive, and it is free to furnish similar services to other entities. Similarly, our investment adviser or its affiliates may directly or indirectly manage funds or other investment vehicles with an investment objective similar to ours, including other Ares funds such as Ares Capital Corporation, a publicly traded BDC managed by our investment adviser. Accordingly, we may compete with these Ares funds or other investment vehicles managed by our investment adviser and its affiliates for capital and investment opportunities. Ares Capital Management endeavors to allocate investment opportunities in a fair and equitable manner, and in any event consistent with any fiduciary duties owed to us. Nevertheless, it is possible that we may not be given the opportunity to participate in certain investments made by investment funds or other investment vehicles managed by our investment adviser or its affiliates. See “Risk Factors — Risks Relating to Our Business and Structure — There are significant potential conflicts of interest that could impact our investment returns.”

Compensation of Our Investment Adviser
Pursuant to the investment advisory and management agreement and subject to the overall supervision of our Board of Trustees, our investment adviser provides investment advisory and management services to us. For providing these services, our investment adviser receives fees from us consisting of a base management fee and an incentive fee. The cost of both the base management fee and the incentive fee is ultimately borne by our shareholders.
Base Management Fee
The base management fee is payable monthly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first calendar day of the applicable month. For purposes of the investment advisory and management agreement, “net assets” means our total assets less liabilities, determined on a consolidated basis in accordance with GAAP.
Incentive Fee
The incentive fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the incentive fee is based on a percentage of our income and a portion is based on a percentage of our capital gains, each as described below.

Income Based Fee
The portion of the incentive fee based on our income is based on pre-incentive fee net investment income, as defined in the investment advisory and management agreement, for the quarter. “Pre-incentive fee net investment income” means, as the context requires, either the dollar value of, or percentage rate of return on the value of our net assets in accordance with GAAP at the end of the immediately preceding quarter from, interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses accrued for the quarter (including the base management fee, expenses payable under the administration agreement entered into between us and our administrator, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee and any shareholder servicing and/or distribution fees).
Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as market or original issue discount, debt investments with PIK interest, preferred stock with PIK dividends and zero coupon securities), accrued income that we have not yet received in cash. Our investment adviser is not under any obligation to reimburse us for any part of the income based fee it receives that is based on accrued income that we never actually receive. Pre-incentive fee net investment income is not adjusted for incentive fee payments or any shareholder servicing and/or distribution fees paid with respect to the Class S shares and Class D shares. Accordingly, pre-incentive fee net investment income may be calculated on higher amounts of income than we may ultimately realize and that may ultimately be distributed to common shareholders. See “Risk Factors — Risks Relating to Our Business and Structure — There are significant potential conflicts of interest that could impact our investment returns” and “Risk Factors —  Risks Relating to Our Business and Structure — We may be obligated to pay our investment adviser certain fees even if we incur a loss.”
Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from pre-incentive fee net investment income. Because of the structure of the income based fee, it is possible that we may pay such fees in a quarter where we incur a loss. For example, if we receive pre-incentive fee net investment income in excess of the hurdle rate for a quarter, we will pay the applicable income based fee even if we have incurred a loss in that quarter due to realized and/or unrealized losses.
Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding quarter, is compared to a “hurdle rate” of return of 1.25% per quarter (5.0% annualized). If market credit spreads rise, we may be able to invest our funds in debt instruments that provide for a higher return, which may increase our pre-incentive fee net investment income and make it easier for our investment adviser to surpass the fixed hurdle rate and receive an incentive fee based on such net investment income. To the extent we have retained pre-incentive fee net investment income that has been used to calculate the income based fee, it is also included in the amount of our total assets (other than cash and cash equivalents but including assets purchased with borrowed funds) used to calculate the base management fee.
We pay our investment adviser an incentive fee quarterly in arrears with respect to our pre-incentive fee net investment income in each calendar quarter as follows:
•
No incentive fee based on pre-incentive fee net investment income in any calendar quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate of 1.25% per quarter (5.00% annualized);

•
100% of the dollar amount of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than a rate of return of 1.43% (5.72% annualized). This portion of the pre-incentive fee net investment income (which exceeds the hurdle rate but is less than 1.43%) is referred to as the “catch-up.” The “catch-up” is meant to provide our investment adviser with 12.5% of our pre-incentive fee net investment income as if a hurdle rate did not apply if this net investment income exceeds 1.43% in any calendar quarter; and

•
12.5% of the dollar amount of our pre-incentive fee net investment income, if any, that exceeds a rate of return of 1.43% (5.72% annualized). This reflects that once the hurdle rate is reached and the catch-up is achieved, 12.5% of all pre-incentive fee net investment income thereafter are allocated to our investment adviser.

The following is a graphical representation of the calculation of the income based fee:
Quarterly Income Based Fee Based on Net Investment Income
Pre-incentive fee net investment income
(expressed as a percentage of the value of net assets)
Percentage of pre-incentive fee net investment income
allocated to incentive fee
These calculations are adjusted for any share issuances or repurchases during the quarter.
The fees that are payable under the investment advisory and management agreement for any partial period will be appropriately pro-rated and adjusted for any share issuances or repurchases during the relevant period.
Capital Gains Incentive Fee
The second component of the incentive fee, the capital gains incentive fee, is payable at the end of each calendar year in arrears. The amount payable equals:
•
12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, as calculated in accordance with GAAP, less the aggregate amount of any previously paid capital gains incentive fee.

Notwithstanding the foregoing, if we are required by GAAP to record an investment at its fair value as of the time of acquisition instead of at the actual amount paid for such investment by us (including, for example, as a result of the application of the asset acquisition method of accounting), then solely for the purposes of calculating the capital gains incentive fee, the “accreted or amortized cost basis” of an investment shall be an amount (the “Contractual Cost Basis”) equal to (1) (x) the actual amount paid by us for such investment plus (y) any amounts recorded in our consolidated financial statements as required by GAAP that are attributable to the accretion of such investment plus (z) any other adjustments made to the cost basis included in our consolidated financial statements, including PIK interest or additional amounts funded (net of repayments) minus (2) any amounts recorded in our consolidated financial statements as required by GAAP that are attributable to the amortization of such investment, whether such calculated Contractual Cost Basis is higher or lower than the fair value of such investment (as determined in accordance with GAAP) at the time of acquisition.
Each year, the fee paid for the capital gains incentive fee is net of the aggregate amount of any previously paid capital gains incentive fee for all prior periods. In no event will the capital gains incentive fee payable pursuant to the investment advisory and management agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof. If the investment advisory and management agreement shall terminate as of a date that is not a calendar year end, the termination shall be treated as though it were a calendar year end for purposes of calculating and paying a capital gains incentive fee.
The fees that are payable under the investment advisory and management agreement for any partial period will be appropriately prorated and adjusted for any share issuances or repurchases during the relevant period. Since our inception on March 15, 2022 and as of December 31, 2024, we have incurred $107.8 million in fees under the investment advisory and management agreement, of which $3.8 million have been supported by our investment adviser pursuant to the Expense Support and Conditional Reimbursement Agreement. Our investment adviser agreed not to seek recoupment of any base management fee and incentive fee from the commencement of operations through July 31, 2023.
Examples of Fee Quarterly Incentive Fee Calculation
Example 1 — Income Related Portion of Incentive Fee(1):
Assumptions
•
Hurdle rate(2) = 1.25%

•
Management fee(3) = 0.3125%

•
Other expenses (legal, accounting, custodian, transfer agent, etc.)(4) = 0.20%

(1)
The hypothetical amount of pre-incentive fee net investment income shown is based on a percentage of net assets.

(2)
Represents the 1.25% quarterly hurdle rate.

(3)
Represents a quarter of the 1.25% annualized management fee.

(4)
Hypothetical other expenses. Excludes organization and offering expenses.

Example 1 — Income Related Portion of Incentive Fee:
Alternative 1
Additional Assumptions
•
Investment income (including interest, dividends, fees, etc.) = 1.00%

•
Pre-incentive fee net investment income
(investment income — (management fee + other expenses)) = 0.4875%

Pre-incentive fee net investment income does not exceed the hurdle rate, therefore there is no income based fee.
Alternative 2
Additional Assumptions
•
Investment income (including interest, dividends, fees, etc.) = 1.80%

•
Pre-incentive fee net investment income
(investment income — (management fee + other expenses)) = 1.2875%

Pre-incentive fee net investment income exceeds hurdle rate, therefore there is an income based fee.
Income Based Fee	=	100% × “Catch-Up” + the greater of 0% AND (12.5% × (pre-incentive fee net investment income — 1.43%))
	=	(100% × (1.2875% – 1.25%)) + 0%
	=	100% × 0.0375%
	=	0.0375%

Alternative 3
Additional Assumptions
•
Investment income (including interest, dividends, fees, etc.) = 3.50%

•
Pre-incentive fee net investment income
(investment income — (management fee + other expenses)) = 2.9875%

Pre-incentive fee net investment income exceeds hurdle rate, therefore there is an income based fee.
Income Based Fee	=	100% × “Catch-Up” + the greater of 0% AND (12.5% × (pre-incentive fee net investment income — 1.43%))
	=	(100% × (1.43% – 1.25%)) + (12.5% × (2.9875% – 1.43%))
	=	0.18% + (12.5% × 1.5575%)
	=	0.18% + 0.1947%
	=	0.3747%
Example 2 — Capital Gains Incentive Fee:
Alternative 1:
Assumptions
•
Year 1:   $20 million investment made in Company A (“Investment A”), and $30 million investment made in Company B (“Investment B”)

•
Year 2:   Investment A is sold for $50 million and fair value (“FV”) of Investment B determined to be $32 million

•
Year 3:   FV of Investment B determined to be $25 million

•
Year 4:   Investment B sold for $31 million

The capital gains incentive fee, if any, would be:
•
Year 1:   None (No sales transactions)

•
Year 2:   $3.75 million (12.5% multiplied by $30 million realized capital gains on sale of Investment A)

•
Year 3:   None; $3.125 million (12.5% multiplied by ($30 million realized cumulative capital gains less $5 million cumulative capital depreciation)) less $3.75 million (previous capital gains incentive fee paid in Year 2)

•
Year 4:   0.125 million; $3.875 million (12.5% multiplied by $31 million cumulative realized capital gains) less $3.75 million (capital gains incentive fee paid in Year 2)

Alternative 2
Assumptions
•
Year 1:   $20 million investment made in Company A (“Investment A”), $30 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”)

•
Year 2:   Investment A sold for $50 million, FV of Investment B determined to be $25 million and FV of Investment C determined to be $25 million

•
Year 3:   FV of Investment B determined to be $27 million and Investment C sold for $30 million

•
Year 4:   FV of Investment B determined to be $35 million

•
Year 5:   Investment B sold for $20 million

The capital gains incentive fee, if any, would be:
•
Year 1:   None (No sales transactions)

•
Year 2:   $3.125 million (12.5% multiplied by $25 million ($30 million realized capital gains on Investment A less $5 million unrealized capital depreciation on Investment B))

•
Year 3:   $0.875 million (12.5% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $3.125 million (capital gains incentive fee paid in Year 2)

•
Year 4:   None (No sales transactions)

•
Year 5:   None (12.5% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $4.0 million (cumulative capital gains incentive fee paid in Year 2 and Year 3)

Organization of our Investment Adviser
Our investment adviser is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. The principal executive offices of Ares Capital Management are located at 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067.
Administration Agreement
We are also party to an administration agreement, referred to herein as the “administration agreement”, with our administrator, Ares Operations. Our Board of Trustees, including our independent Trustees, approved our initial administration agreement with our administrator, Ares Operations, at a board meeting held on September 9, 2022, the amended and restated administration agreement at a board meeting held on May 22, 2023 and the second amended and restated administration agreement currently in place at a board meeting held on September 5, 2024. In approving the administration agreement, the Board of Trustees considered information with respect to the nature, extent and quality of services to be provided to the Fund by the administrator, the reasonableness of the estimated costs of the services to be provided by the administrator, whether the Fund would be able to obtain similar services at cost from other third-party service providers, and the limited potential for additional benefits to be derived by the administrator and its affiliates as a result of the Fund’s proposed relationship with the administrator. Pursuant to the administration agreement, our administrator furnishes us with office equipment and clerical, bookkeeping and record keeping services at our office facilities. Under the administration agreement, our administrator may also arrange for the services of, and oversee custodians, depositories, transfer agents, escrow agents, distribution disbursing agents, other shareholder servicing agents, accountants, attorneys, underwriters, brokers and dealers, corporate fiduciaries, insurers, banks and such other persons in any such other capacity deemed to be necessary or desirable. Our administrator also performs, or oversees the performance of, our required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations, being responsible for the financial and other records that we are required to maintain and preparing all reports and other materials required to be filed with the SEC or any other regulatory authority, including reports to shareholders. In addition, our administrator assists us in determining and publishing our NAV, assists us in providing managerial assistance to our portfolio companies, oversees the preparation and filing of our tax returns and the printing and dissemination of reports to our shareholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Payments under the administration agreement are equal to an amount based upon our allocable portion of our administrator’s overhead and other expenses (including travel expenses) incurred by our administrator in performing its obligations under the administration agreement, including our allocable portion of the compensation, rent and other expenses of certain of our officers and their respective staffs. The administration agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. Since our inception on March 15, 2022 and as of December 31, 2024, we have incurred $8.8 million in administrative and other fees, including certain costs that are reimbursable under the investment advisory and management agreement or administration agreement, of which $8.0 million has been supported by our investment adviser pursuant to the Expense Support and Conditional Reimbursement Agreement.

Certain Terms of the Investment Advisory and Management Agreement and Administration Agreement
Each of the investment advisory and management agreement and the administration agreement has been approved by the Board of Trustees. Unless earlier terminated as described below, each of the investment advisory and management agreement and the administration agreement will remain in effect for a period of two years from the date it first becomes effective and will remain in effect from year-to-year thereafter if approved annually by a majority of the Board of Trustees or by the holders of a majority of our outstanding voting securities and, in each case, a majority of the independent Trustees. We may terminate the investment advisory and management agreement or the administration agreement, without payment of any penalty, upon 60 days’ written notice. The decision to terminate either agreement may be made by a majority of the independent Trustees or the shareholders holding a majority of our outstanding voting securities, which means the lesser of (1) 67% or more of the voting securities present at a meeting if more than 50% of the outstanding voting securities are present or represented by proxy, or (2) more than 50% of the outstanding voting securities. In addition, without payment of any penalty, our investment adviser may terminate the investment advisory and management agreement upon 120 days’ written notice and the administrator may terminate the administration agreement upon 60 days’ written notice. The investment advisory and management agreement will automatically terminate within the meaning of the Investment Company Act and related SEC guidance and interpretations in the event of its assignment.
Our investment adviser and administrator will not be liable to the Fund for any action taken or omitted to be taken by our investment adviser or administrator in connection with the performance of any of their duties or obligations under the investment advisory and management agreement and administration agreement or otherwise as investment adviser or administrator, respectively. Each of the investment advisory and management agreement and the administration agreement provide that, each of our investment adviser and our administrator, as applicable, its members and their respective officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with any of them (collectively, the “Indemnified Parties”) will be entitled to indemnification from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Fund or its security holders) arising out of or otherwise based upon the performance of any of our investment adviser’s services under the investment advisory and management agreement and our administrator’s services under the administration agreement or otherwise as investment adviser or administrator for us. Notwithstanding the preceding sentence, nothing contained in (a) the investment advisory and management agreement will protect or be deemed to protect the Indemnified Parties against or entitle or be deemed to entitle the Indemnified Parties to indemnification in respect of, any liability to the Fund or its security holders to which the Indemnified Parties would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of any indemnified party’s duties under the investment advisory and management agreement or by reason of the reckless disregard of our investment adviser’s duties under the investment advisory and management agreement, or (b) the administration agreement will protect or be deemed to protect the Indemnified Parties against or entitle or be deemed to entitle the Indemnified Parties to indemnification in respect of, any liability to the Fund or its security holders to which the Indemnified Parties would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of our administrator’s duties, or by reason of the reckless disregard of our administrator’s duties and obligations under the administration agreement (in each of cases (a) and (b), to the extent applicable, as the same will be determined in accordance with the Investment Company Act and any interpretations or guidance by the SEC or its staff thereunder). In addition, notwithstanding anything in the investment advisory and management agreement and the administration agreement to the contrary, nothing in such agreements will protect or be deemed to protect our investment adviser or its controlling persons or the administrator, as the case may be, against, or entitle or be deemed to entitle the investment adviser or its controlling persons or the administrator, as the case may be to, indemnification in respect of, any liability to the Fund or its security holders to which the investment adviser or its controlling persons or administrator, as the case may be, would otherwise be subject by reason of negligence or misconduct in the performance of the investment adviser’s and/or its controlling persons’ or administrator’s, as the case may be, duties.

Payment of Our Expenses Under the Investment Advisory and Management and Administration Agreements
The services of all investment professionals and staff of our investment adviser, when and to the extent engaged in providing investment advisory and management services to us and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by our investment adviser. Under the investment advisory and management agreement, we bear all other costs and expenses of our operations and transactions, including, but not limited to, those relating to:
(a)   our “organization and offering expenses” associated with our Continuous Offering, as provided for in Conduct Rule 2310(a)(12) of the Financial Industrial Regulatory Authority, but excluding any shareholder servicing and/or distribution fees;
(b)   calculating our net asset value (including the cost and expenses of any independent valuation firms or pricing services);
(c)   expenses incurred by our investment adviser payable to third parties, including agents, consultants or other advisors, in monitoring our financial and legal affairs and in monitoring our investments (including the cost of consultants hired to develop information technology systems designed to monitor our investments) and performing due diligence on its prospective portfolio companies;
(d)   interest payable on debt, if any, incurred to finance our investments;
(e)   offerings of our Common Shares and other securities;
(f)   the costs of effecting any repurchases of our Common Shares and other securities, if any;
(g)   investment advisory fees, including the management fee and incentive fee, payable under the investment advisory and management agreement to our investment adviser;
(h)   administration fees, if any, payable under the administration agreement;
(i)   fees payable, if any, under any intermediary manager or selected intermediary agreements;
(j)    shareholder servicing and/or distribution fees payable under our Distribution and Shareholder Servicing Plan adopted pursuant to Rule 12b-1 under the Investment Company Act;
(k)   fees payable to third parties, including agents, consultants or other advisors, relating to, or associated with, evaluating and making investments (including payments to third party vendors for financial information services);
(l)   transfer agent, escrow agent and custodial fees and expenses;
(m)   federal and state registration fees;
(n)   all costs of registration and listing our Common Shares or any other securities on any securities exchange;
(o)    federal, state and local taxes;
(p)   independent Trustees’ fees and expenses;
(q)   costs of preparing and filing reports or other documents required by governmental bodies (including the SEC) and an official or agency administering the securities laws of a state;
(r)   costs of any reports, proxy statements or other notices to shareholders, including printing and other related costs;
(s)   commissions and other compensation payable to brokers or dealers;
(t)   to the extent we are covered by any joint insurance policies, our allocable portion of the fidelity bond, trustees and officers/errors and omissions liability insurance, and any other insurance premiums;

(u)   outside legal expenses;
(v)   accounting expenses (including fees and disbursements and expenses related to the audit of the Fund and the preparation of the Fund’s tax information);
(w)   direct costs and expenses of administration, including printing, mailing, long distance telephone, cellular phone and data service, copying, and staff; and
(x)   all other expenses incurred by us or our administrator in connection with administering our business as described in more detail under “— Administration Agreement.”
From time to time, our investment adviser, our administrator or their affiliates may pay third-party providers of goods or services. We will reimburse our investment adviser, our administrator or such affiliates thereof for any such amounts paid on our behalf. From time to time, our investment adviser or our administrator may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses will ultimately be borne by our common shareholders.
Board of Trustees Approval of the Investment Advisory and Management Agreement
Our Board of Trustees, including our independent Trustees, approved our initial investment advisory and management agreement at a meeting held on September 9, 2022, the amended and restated investment advisory and management agreement at a meeting held on March 3, 2023, the second amended and restated investment advisory and management agreement at a meeting held on May 22, 2023 and the third amended and restated investment advisory and management agreement currently in place at a meeting held on September 5, 2024.
At an in-person meeting on May 9, 2024, our Board of Trustees, including a majority of our independent Trustees, voted to approve the continuation of our investment advisory and management agreement until June 6, 2025. In voting to approve the investment advisory and management agreement and the continuation thereof, our independent Trustees consulted in executive session with their independent legal counsel regarding the approval of such agreement. In reaching a decision to approve the investment advisory and management agreement, the Board of Trustees reviewed a significant amount of information and considered, among other things:
•
the nature, extent and quality of the advisory and other services provided to the Fund by our investment adviser;

•
the advisory fee paid by us to our investment adviser under the investment advisory and management agreement as compared to the advisory fees paid by other funds and accounts managed by our investment adviser with similar investment strategies as well as the fees and expenses of comparable BDCs;

•
the long- and short-term investment performance of the Fund and the long- and short-term investment performance of our investment adviser;

•
the allocation methodology of costs of the services provided by our investment adviser (including the base management fee, the incentive fee based on income and the incentive fee based on capital gains (including the applicable hurdle rates and conditions for the deferral of fee payments) and expense ratios) under the investment advisory and management agreement;

•
the potential for, and sharing of, economies of scale in investment management given the directly originated nature of our investment portfolio and resources dedicated by our investment adviser thereto;

•
our investment adviser’s pro forma profitability with respect to managing its clients based on financial information provided by our investment adviser;

•
additional benefits to be derived by our investment adviser and its affiliates as a result of our relationship with our investment adviser; and

•
various other matters, including the alignment of interests of our shareholders.

In voting to approve the investment advisory and management agreement, our Board of Trustees, including all of the Trustees who are not “interested persons,” of us, made the following conclusions:
•
Nature, Extent and Quality of Services.   Our Board of Trustees considered the nature, extent and quality of the investment selection process employed by our investment adviser, including the flow of transaction opportunities resulting from our investment adviser’s investment professionals’ significant capital markets, trading and research expertise, the employment of our investment adviser’s investment philosophy, diligence procedures, credit recommendation process, investment structuring, and ongoing relationships with and monitoring of portfolio companies, in light of our investment objective. Our Board of Trustees also considered our investment adviser’s personnel and their prior experience in connection with the types of investments to be made by us, including such personnel’s network of relationships with intermediaries focused on U.S. middle-market companies and other companies in which we may make investments. Our Board of Trustees also considered the benefit and increasing costs of our investment adviser continuing to be able to recruit and retain top talent. In addition, our Board of Trustees considered the other terms and conditions of the investment advisory and management agreement, including that the substantive terms of the investment advisory and management agreement (other than the fees payable thereunder, which our Board of Trustees reviewed separately) are generally the same as those of comparable BDCs described in the available market data and that it would be difficult to obtain similar services of similar quality on a comparable basis from other third party service providers or through an internally managed structure. In addition, our Board of Trustees considered the fact that we have the ability to terminate the investment advisory and management agreement without penalty upon 60 days’ written notice to our investment adviser. Our Board of Trustees further determined that our investment adviser is served by a dedicated origination, transaction development and investment team of investment professionals, and that these investment professionals have historically focused on investments in U.S. middle-market companies and other companies in which we may make investments, which experience and relationships coincide with our investment objective and generally equal or exceed those of the management teams or investment advisers of other comparable BDCs described in the available market data.

•
Investment Performance.   Our Board of Trustees reviewed the investment performance and our investment adviser, as well as comparative data based on publicly available information with respect to the investment performance of other externally managed BDCs and their investment advisers. Our Board of Trustees determined that our investment adviser was delivering results consistent with our investment objective and that our investment performance was generally above average when compared to comparable BDCs, including based on a one-year time period. Our Board of Trustees further determined that in light of our performance history, our investment adviser’s experience with our particular investment objective and policies and our investment adviser’s commitment to us, our investment adviser was well-positioned to manage our investment performance, including through volatile market conditions, with the approval of the investment advisory and management agreement.

•
Costs of the Services Provided to the Fund.   Our Board of Trustees considered (i) comparative data based on publicly available information with respect to services rendered and the advisory fees (including the base management fee and incentive fee or similar fees (including applicable hurdle rates, other payment conditions and/or fee waivers)) of other BDCs with similar investment objectives, our operating expenses and expense ratios compared to other BDCs of similar size and with similar investment objectives and (ii) the administrative services that our administrator will provide to us at cost.

•
Economies of Scale.   Our Board of Trustees considered information about the potential for our shareholders to experience economies of scale as we grow in size.

In view of the wide variety of material factors that our Board of Trustees considered in connection with its evaluation of the investment advisory and management agreement, it is not practical to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision. Our Board of Trustees did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of our Board of Trustees. Rather, our Board of Trustees based its approval on the totality of information presented to, and the investigation conducted by, it. In considering the factors discussed above, individual trustees may have given different weights to different factors.
Based on the information reviewed and the factors discussed above, our Trustees (including those Trustees who are not “interested persons” of us) concluded that the terms of the investment advisory and management agreement, including the fee rates thereunder, are fair and reasonable in relation to the services to be provided and approved the investment advisory and management agreement as being in the best interests of us and our shareholders.
Conflicts of interest may arise if our investment adviser seeks to change the terms of our investment advisory and management agreement, including, for example, the amount of the base management fee, the incentive fee or other compensation terms. Material amendments to our investment advisory and management agreement must be approved by the affirmative vote of the holders of a majority of our outstanding voting securities and by a majority of our independent Trustees, and we may from time to time decide it is appropriate to seek the requisite approval to change the terms of the agreement.
See “Certain Terms of the Investment Advisory and Management Agreement and Administration Agreement — Board Approval of the Investment Advisory and Management Agreement” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 10, 2025 for additional information on the approval of the investment advisory and management agreement.
Prohibited Activities
Our activities are subject to compliance with the Investment Company Act. In addition, our Declaration of Trust prohibits the following activities, subject to certain exceptions, among us, our investment adviser and its affiliates:
•
We may not purchase or lease assets in which our investment adviser or its affiliates has an interest unless (i) the transaction occurred at the formation of the Fund, we disclose the terms of the transaction to our common shareholders, the terms are reasonable to us and the price does not exceed the lesser of cost or fair market value, as determined by an independent expert or (ii) such purchase or lease of assets is consistent with the Investment Company Act or an exemptive order under the Investment Company Act issued to us by the SEC;

•
We may not invest in general partnerships or joint ventures with affiliates and non-affiliates unless certain conditions are met;

•
Our investment adviser and its affiliates may not acquire assets from us unless (i) approved by shareholders holding greater than 50% of our outstanding voting securities or (ii) such acquisition is consistent with the Investment Company Act or an exemptive order under the Investment Company Act issued to us by the SEC;

•
We may not lease assets to our investment adviser, any trustee or any affiliates thereof unless the transaction occurred at the formation of the Fund, we disclose the terms of the transaction to our common shareholders and such terms are fair and reasonable to us;

•
We may not loan money to our investment adviser or its affiliates;

•
We may not acquire assets in exchange for our Common Shares without approval of a majority of our Board of Trustees, including a majority of the independent Trustees with consideration to an independent appraisal of such assets;

•
We may not pay a commission or fee, either directly or indirectly to our investment adviser or its affiliates, except as otherwise permitted by our Declaration of Trust, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;

•
Our investment adviser may not charge duplicate fees to us; and

•
Our investment adviser may not provide financing to us with a term in excess of 12 months.

In addition, in the investment advisory and management agreement, our investment adviser agrees that its activities will at all times be in compliance in all material respects with all applicable federal and state securities laws governing its operations and investments.
License Agreement
Ares Management LLC, the sole member of Ares Capital Management, has granted us a non-exclusive, royalty-free license to use the name “Ares” pursuant to a license agreement. Under this agreement, we have a right to use the Ares name for so long as Ares Capital Management remains our investment adviser. Other than with respect to this limited license, we have no legal right to the “Ares” name.
Compliance with the Omnibus Guidelines Published by NASAA
Rebates, Kickbacks and Reciprocal Arrangements
Our Declaration of Trust prohibits our investment adviser from: (i) receiving or accepting any rebate, give-ups or similar arrangement that is prohibited under applicable federal or state securities laws or the Omnibus Guidelines, (ii) participating in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws or the Omnibus Guidelines governing conflicts of interest or investment restrictions or (iii) entering into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws or the Omnibus Guidelines. In addition, our investment adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our Common Shares or give investment advice to a potential shareholder; provided, however, that our investment adviser may pay a registered broker-dealer or other properly licensed agent of normal sales commissions or other compensation (including cash compensation and non-cash compensation (as such terms are defined under FINRA Rule 2310)) for selling or distributing our Common Shares, including out of the investment adviser’s own assets, including those amounts paid to the investment adviser under the investment advisory and management agreement.
Commingling
The investment adviser may not permit our funds to be commingled with the funds of any other entity.

POTENTIAL CONFLICTS OF INTEREST
We have entered into the investment advisory and management agreement and the Expense Support and Conditional Reimbursement Agreement with our investment adviser, a subsidiary of Ares Management, an entity in which certain trustees and officers of the Fund and members of the ASIF Investment Committee may have indirect ownership and pecuniary interests. Pursuant to the investment advisory and management agreement, we pay our investment adviser a base management fee and an incentive fee. See “Investment Advisory and Management Agreement and Administration Agreement — Compensation of Our Investment Adviser” for a description of how the fees payable to our investment adviser are determined. Pursuant to our administration agreement, we reimburse our administrator, at cost, for our allocable portion of overhead and other expenses (including travel expenses) incurred by our administrator in performing its obligations under the administration agreement. See “Investment Advisory and Management Agreement and Administration Agreement — Administration Agreement” for a description of how the expenses reimbursable to our administrator are determined. The Expense Support and Conditional Reimbursement Agreement is intended to ensure that no portion of our distributions to shareholders will represent a return of capital for tax purposes. See Note 3 to our consolidated financial statements for the year ended December 31, 2024 for additional information regarding the Expense Support and Conditional Reimbursement Agreement.
Conflicts may arise in allocating and structuring investments, time, services, expenses or resources among the investment activities of Ares funds, Ares, other Ares-affiliated entities and the employees of Ares. Certain of our executive officers and trustees, and members of the ASIF Investment Committee, serve or may serve as officers, directors or principals of other entities and affiliates of our investment adviser and investment funds managed by our investment adviser or its affiliates, including Ares Capital Corporation. These officers and trustees will devote such portion of their time to our affairs as is required for the performance of their duties, but they are not required to devote all their time to us. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in our or our common shareholders’ best interests or may require them to devote time to services for other entities, which could interfere with the time available to provide services to us. Members of the ASIF Investment Committee may have significant responsibilities for other Ares funds. Similarly, although the professional staff of our investment adviser will devote as much time to the management of us as appropriate to enable our investment adviser to perform its duties in accordance with the investment advisory and management agreement, the investment professionals of our investment adviser may have conflicts in allocating their time and services among us and investment vehicles managed by our investment adviser or one or more of its affiliates. These activities could be viewed as creating a conflict of interest insofar as the time and effort of the professional staff of our investment adviser and its officers and employees are not devoted exclusively to our business but are instead allocated between our business and the management of these other investment vehicles.
Our investment adviser has adopted an investment allocation policy designed to ensure that all investment opportunities are, to the extent practicable, allocated among its clients on a basis that over a period of time is fair and equitable to each client relative to other clients. Certain Ares funds may have investment objectives that compete or overlap with, and may from time to time invest in asset classes similar to those targeted by us, and our executive officers, certain of our trustees and members of the ASIF Investment Committee also serve as officers or principals of other investment managers affiliated with Ares Management that currently, and may in the future, manage such Ares funds that have investment objectives similar to our investment objective. Consequently, we and these other entities may from time to time pursue the same or similar capital and investment opportunities. Ares and our investment adviser endeavor to allocate investment opportunities in a fair and equitable manner, and in any event consistent with any fiduciary duties owed to us. Nevertheless, it is possible that we may not be given the opportunity to participate in certain investments made by other Ares funds and, if given such opportunity, may not be allowed to participate in such investments without the prior approval of our trustees who are not interested persons and, in some cases, the prior approval of the SEC. In addition, there may be conflicts in the allocation of investments among us and other Ares funds, including investments made pursuant to the Co-Investment Exemptive Order. Further, such other Ares funds may hold positions in portfolio companies in which we have also invested. Such investments may raise potential conflicts of interest between us and such other Ares funds, particularly if we and such other Ares funds invest in different classes or types of securities or investments of the same underlying portfolio company. In that regard, actions may be taken by another Ares fund that are adverse to our interests, including, but not limited to, during a restructuring, bankruptcy or other insolvency proceeding or similar matter occurring at the underlying portfolio company. See “Risk Factors — Risks Relating to Our Business and Structure — There are significant potential conflicts of interest that could impact our investment returns.”
Co-Investment Opportunities
As a BDC, we are subject to certain regulatory restrictions in negotiating certain investments with entities with which we may be restricted from doing so under the Investment Company Act, such as our investment adviser and its affiliates.
We, our investment adviser and certain of our affiliates have received the Co-Investment Exemptive Order from the SEC that permits us and other BDCs and registered closed-end management investment companies managed by Ares to co-invest in portfolio companies with each other and with affiliated investment funds. Co-investments made under the Co-Investment Exemptive Order are subject to compliance with certain conditions and other requirements, which could limit our ability to participate in a co-investment transaction. We may also otherwise co-invest with funds managed by Ares or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and our investment adviser’s allocation policy. Our Board of Trustees has established a co-investment committee, which is primarily responsible for reviewing and making certain findings in respect of co-investment transactions pursuant to the Co-Investment Exemptive Order.
Intermediary Manager Agreement
We have entered into an Intermediary Manager Agreement with Ares Wealth Management Solutions, LLC, the intermediary manager. Pursuant to the Intermediary Manager Agreement, we will indemnify the intermediary manager, its officers, directors and any person who controls the intermediary manager, in certain circumstances.
The intermediary manager is an affiliate of our investment adviser and will not make an independent review of us or our Continuous Offering. This relationship may create conflicts in connection with the intermediary manager’s due diligence obligations under the federal securities laws. Although the intermediary manager will examine the information in the prospectus for our Continuous Offering for accuracy and completeness, due to its affiliation with our investment adviser, no independent review of us will be made in connection with the distribution of our Common Shares in the Continuous Offering.
The intermediary manager is entitled to receive shareholder servicing and/or distribution fees monthly in arrears at an annual rate of 0.85% and 0.25% of the value of our net assets attributable to Class S shares and Class D shares, respectively, as of the beginning of the first calendar day of the month. No shareholder servicing and/or distribution fees are paid with respect to Class I shares. The shareholder servicing and/or distribution fees are payable to the intermediary manager, but the intermediary manager anticipates that all or a portion of the shareholder servicing and/or distribution fees will be retained by, or reallowed (paid) to, participating broker-dealers. The shareholder servicing and/or distribution fees that were attributable to Class S shares and Class D shares for the year ended December 31, 2024 were approximately $5.0 million and $0.4 million, respectively.
Ares Management Capital Markets LLC
Ares Management Capital Markets LLC (“AMCM”), an affiliate of the Fund, served as an initial purchaser in connection with certain of the Unsecured Notes issued during the year ended December 31, 2024. Under the purchase agreements entered into by us in connection with such notes offerings, AMCM received an aggregate of approximately $0.6 million of underwriting and advisory fees during the year ended December 31, 2024. The underwriting and advisory fees AMCM received were on terms equivalent to those of other initial purchasers.
License Agreement
We have entered into a License Agreement with Ares Management LLC, the sole member of Ares Capital Management, pursuant to which we have been granted a non-exclusive, royalty-free license to use the name “Ares.” Under this agreement, we have a right to use the Ares name for so long as Ares Capital Management remains our investment adviser. Other than with respect to this limited license, we have no legal right to the “Ares” name.
Material Non-Public Information
Members of the ASIF Investment Committee and other employees of our investment adviser and its affiliates may serve as directors of, or in a similar capacity with, companies in which we invest or in which we are pursuing an investment opportunity. Through these and other relationships with a company, these individuals may obtain material non-public information that might restrict our ability to buy or sell the securities of such company under the policies of the company or applicable law, including, for example, the antifraud provisions of the federal securities laws.
Code of Conduct
As a BDC, we are subject to certain regulatory requirements that restrict our ability to engage in certain related-party transactions. We have adopted procedures for the review, approval and monitoring of transactions that involve us and certain of our related persons. For example, we have a code of conduct that generally prohibits our executive officers or trustees from engaging in any transaction where there is a conflict between such individual’s personal interest and the interests of the Fund. Waivers to the code of conduct can generally only be obtained from the Chief Compliance Officer, the chairperson of the Board of Trustees or the chairperson of the audit committee and are publicly disclosed as required by applicable law and regulations. In addition, the audit committee is required to review and approve all related-party transactions (as defined in Item 404 of Regulation S-K).

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS
The following table sets forth, as of March 31, 2025, information with respect to the beneficial ownership of our Common Shares by:
•
each person known to us to be expected to beneficially own more than 5% of the outstanding Common Shares;

•
each of our Trustees and each executive officers; and

•
all of our Trustees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as otherwise noted below, and based upon Schedule 13D, Schedule 13G or other filings by such persons with the SEC and other information obtained from such persons, each person named in the following table has sole voting and investment power with respect to our Common Shares that they beneficially own. Each of the record holders of 5% or more of our Common Shares may be deemed not to beneficially own (or may be deemed to have disclaimed beneficial ownership of) some or all of their Common Shares to the extent they do not have voting and/or dispositive power over such Common Shares. There are no Common Shares subject to options that are currently exercisable or exercisable within 60 days of this prospectus. Percentage of beneficial ownership is based on 272,001,854 of our Common Shares outstanding as of March 31, 2025.
The address for Joshua M. Bloomstein, R. Kipp deVeer, Mitchell Goldstein, Jana Markowicz, Jim Miller and Michael L. Smith is c/o Ares Strategic Income Fund, 245 Park Avenue, 44th Floor, New York, New York 10167. The address for Lisa Morgan is c/o Ares Strategic Income Fund, 4300 Wilson Blvd., Suite 260, Arlington, VA 22203. The address for each of the other trustees, executive officers and certain other officers listed in the table is c/o Ares Strategic Income Fund, 1800 Avenue of the Stars, Suite 1400, Los Angeles, California 90067.
	Shares Beneficially Owned
Name and Address	Number	Percentage(1)
Independent Trustees
Sandra R. Anceleitz	0	*
Ann Torre Bates	20,791	*
Steven B. McKeever	0	*
Eric B. Siegel	0	*
Interested Trustees
R. Kipp deVeer	0	*
Mitchell Goldstein	184,638	*
Michael L. Smith	0	*
Executive Officers Who Are Not Trustees
Scott C. Lem	0	*
Jim Miller	0	*
All Trustees, Executive Officers and Certain Other Officers as a Group (15 persons)(2)	205,429	*
5% Holders
Partners Capital Investment Group, LLP(3)	23,393,999	8.60%

*
Represents less than 1%.

(1)
Based on 272,001,854 common shares outstanding as of March 31, 2025.

(2)
Includes shares owned by officers of the Fund that are not “Named Executive Officers,” as defined in Item 402 of Regulation S-K, as promulgated under the Securities Act of 1933 (“Regulation S-K”).

(3)
Based on a Schedule 13G/A filed with the SEC on February 14, 2025, Partners Capital Investment Group, LLP (“PCIG”) has the sole power to vote and dispose of 23,393,999 common shares. The principal business address of PCIG is 600 Atlantic Avenue 30th Floor, Boston, MA 02210.

The following table sets forth the dollar range of equity securities of the Fund beneficially owned by the Trustees as of March 31, 2025. The Fund is not part of a “family of investment companies,” as the term is defined in the Investment Company Act.
Name and Address	Dollar Range of Equity Securities in Ares Strategic Income Fund(1)(2)
Independent Trustees
Sandra R. Anceleitz	None
Ann Torre Bates	Over $100,000
Steven B. McKeever	None
Eric B. Siegel	None
Interested Trustees
R. Kipp deVeer	None
Mitchell Goldstein	Over $100,000
Michael L. Smith	None

(1)
Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

(2)
The dollar range of equity securities beneficially owned are: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000 or over $100,000.

DESCRIPTION OF THE NOTES
We will issue the Notes under a base indenture (the “base indenture”) dated as of June 5, 2024 between us and U.S. Bank Trust Company, National Association, as trustee (the “trustee”), as supplemented by a separate supplemental indenture, to be dated as of the settlement date for the Notes (the “supplemental indenture”). Under the base indenture, we may issue debt securities in one or more series. As used in this section, all references to the “indenture” mean the base indenture as supplemented by the supplemental indenture. The terms of the Notes include those expressly set forth in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended, or the TIA.
The following description is a summary of the material provisions of the Notes and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the Notes and the indenture, including the definitions of certain terms used in the indenture. We urge you to read these documents because they, and not this description, define your rights as a holder of the Notes.
For purposes of this description, references to “we,” “our” and “us” refer only to Ares Strategic Income Fund and not to any of its current or future subsidiaries and references to “subsidiaries” refer only to our consolidated subsidiaries and exclude any investments held by Ares Strategic Income Fund in the ordinary course of business which are not, under GAAP, consolidated on the financial statements of Ares Strategic Income Fund and its subsidiaries.
General
The Notes:
•
will be our general unsecured, senior obligations;

•
will initially be issued in an aggregate principal amount of $     ;

•
will mature on           ,           , unless earlier redeemed or repurchased, as discussed below;

•
will bear cash interest from           ,           at an annual rate of    % payable semi-annually on           and           of each year, beginning on           ,           ;

•
will be subject to redemption at our option as described under “— Optional Redemption;”

•
will be subject to repurchase by us at the option of the holders following a Change of Control Repurchase Event (as defined below under “— Offer to Repurchase Upon a Change of Control Repurchase Event”), at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the date of repurchase;

•
will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof; and

•
will be represented by one or more registered Notes in global form, but in certain limited circumstances may be represented by Notes in definitive form. See “— Book-Entry, Settlement and Clearance.”

The indenture does not limit the amount of debt that may be issued by us or our subsidiaries under the indenture or otherwise. The indenture does not contain any financial covenants and does not restrict us from paying dividends or issuing or repurchasing our other securities. Other than restrictions described under “— Offer to Repurchase Upon a Change of Control Repurchase Event” and “— Merger, Consolidation or Sale of Assets” below, the indenture does not contain any covenants or other provisions designed to afford holders of the Notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders.
We may, without the consent of the holders, issue additional Notes under the indenture with the same terms (except for the issue date, public offering price and, if applicable, the initial interest payment date) and with the same CUSIP numbers as the Notes offered hereby in an unlimited aggregate principal amount; provided that such additional Notes must be part of the same issue as the Notes offered hereby for U.S. federal income tax purposes.

We do not intend to list the Notes on any securities exchange or any automated dealer quotation system.
Payments on the Notes; Paying Agent and Registrar; Transfer and Exchange
We will pay the principal of, and interest on, the Notes in global form registered in the name of or held by DTC or its nominee in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such Global Note (as defined below).
Payment of principal of (and premium, if any) and interest on the Notes will be made at the corporate trust office of the trustee in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that, at our option payment of interest may be made by (i) check mailed to the address of the person entitled thereto as such address shall appear in the security register or (ii) transfer to an account maintained by the holder located in the United States.
A holder of certificated Notes may transfer or exchange Notes at the office of the registrar in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by us, the trustee or the registrar for any registration of transfer or exchange of Notes, but we may require a holder to pay a sum sufficient to cover any transfer tax or other similar governmental charge required by law or permitted by the indenture.
The registered holder of a Note will be treated as its owner for all purposes.
Interest
The Notes will bear cash interest at a rate of     % per year until maturity. Interest on the Notes will accrue from   , 2025 or from the most recent date on which interest has been paid or duly provided for. Interest on the Notes will be payable semi-annually in arrears on      and      of each year, beginning on     ,     .
Interest will be paid to the person in whose name a Note is registered at 5:00 p.m. New York City time (the “close of business”) on      or     , as the case may be, immediately preceding the relevant interest payment date. Interest on the Notes will be computed on the basis of a 360-day year composed of twelve 30-day months.
If any interest payment date, redemption date, the maturity date or any earlier required repurchase date upon a Change of Control Repurchase Event (as defined below) of a Note falls on a day that is not a business day, the required payment will be made on the next succeeding business day and no interest on such payment will accrue in respect of the delay. The term “business day” means, with respect to any Note, any day other than a Saturday, a Sunday or a day on which banking institutions in New York or the city in which the corporate trust office is located are authorized or obligated by law, regulation or executive order to remain closed.
Ranking
The Notes will be our general unsecured obligations that rank senior in right of payment to all of our future indebtedness that is expressly subordinated, or junior, in right of payment to the Notes. The Notes will rank pari passu, or equally, in right of payment with all of our existing and future liabilities that are not so subordinated, or junior. The Notes will effectively rank subordinated, or junior, to any of our secured indebtedness (including unsecured indebtedness that we later secure) to the extent of the value of the assets securing such indebtedness. The Notes will rank structurally subordinated, or junior, to all existing and future indebtedness (including trade payables) incurred by our subsidiaries, financing vehicles or similar facilities. In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure secured debt will be available to pay obligations on the Notes only after all indebtedness under such secured debt has been repaid in full from such assets. There may not be sufficient assets remaining to pay amounts due on any or all the Notes then outstanding.

As of December 31, 2024, our total consolidated indebtedness was approximately $4.6 billion of aggregate principal amount outstanding, of which approximately $490 million was secured indebtedness at the Fund level, approximately $2.2 billion was indebtedness of our consolidated subsidiaries and approximately $2.5 billion was senior unsecured indebtedness represented by the Unsecured Notes.
None of our current indebtedness will be subordinated to the Notes. After giving effect to the issuance of the Notes, and assuming the proceeds therefrom are used to repay outstanding borrowings under the Credit Facilities and not for general corporate purposes, our total consolidated indebtedness would have been approximately $      billion aggregate principal amount outstanding as of     ,     . See “Capitalization.”
Optional Redemption
Prior to                 ,      (                 prior to their maturity date) (the “Par Call Date”), we may redeem the Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:
(1)
(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus           basis points less (b) interest accrued to the date of redemption, and

(2)
100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date. On or after the Par Call Date, we may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Note being redeemed plus accrued and unpaid interest thereon to the redemption date.
“Treasury Rate” means, with respect to any redemption date, the yield determined by us in accordance with the following two paragraphs.
The Treasury Rate shall be determined by us after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) — H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities — Treasury constant maturities — Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, we shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields — one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life — and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.
If on the third business day preceding the redemption date H.15 TCM is no longer published, we shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, we shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, we shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.
Our actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.
Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed.
In the case of a partial redemption, selection of the Notes for redemption will be made pro rata, by lot or by such other method as the trustee in its sole discretion deems appropriate and fair. No Notes of a principal amount of $2,000 or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption that relates to the Note will state the portion of the principal amount of the Note to be redeemed. A new Note in a principal amount equal to the unredeemed portion of the Note will be issued in the name of the holder of the Note upon surrender for cancellation of the original Note. For so long as the Notes are held by DTC (or another depositary), the redemption of the Notes shall be done in accordance with the policies and procedures of the depositary.
Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.
Any notice of redemption may, in our discretion, be given subject to the satisfaction of one or more conditions precedent, including, but not limited to, completion of a corporate transaction that is pending (such as an equity or equity-linked offering, an incurrence of indebtedness or an acquisition or other strategic transaction involving a change of control in us or another entity). In that case, such notice of redemption shall describe each such condition, and, if applicable, shall state that, in our discretion, (i) the redemption date may be delayed until such time (including by more than 60 calendar days after the date the notice of redemption was mailed or delivered, including by electronic transmission) as any or all such conditions shall be satisfied, or (ii) such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or waived by us by the relevant redemption date, or by the redemption date as so delayed.
Offer to Repurchase Upon a Change of Control Repurchase Event
If a Change of Control Repurchase Event occurs, unless we have exercised our right to redeem the Notes in full, we will make an offer to each holder of Notes to repurchase all or any part (in minimum denominations of $2,000 and integral multiples of $1,000 principal amount in excess thereof) of that holder’s Notes at a repurchase price in cash equal to 100% of the aggregate principal amount of Notes repurchased plus any accrued and unpaid interest on the Notes repurchased to the date of purchase. Within 30 days following any Change of Control Repurchase Event or, at our option, prior to any Change of Control, but after the public announcement of the Change of Control, we will mail a notice to each holder describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase Notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to purchase is conditioned on the Change of Control Repurchase Event occurring on or prior to the payment date specified in the notice. We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the Notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the Notes by virtue of such conflict.
On the Change of Control Repurchase Event payment date, subject to extension if necessary to comply with the provisions of the Investment Company Act, we will, to the extent lawful:
(1)
accept for payment all Notes or portions of Notes properly tendered pursuant to our offer;

(2)
deposit with the paying agent an amount equal to the aggregate purchase price in respect of all Notes or portions of Notes properly tendered; and

(3)
deliver or cause to be delivered to the trustee the Notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of Notes being purchased by us.

The paying agent will promptly remit to each holder of Notes properly tendered the purchase price for the Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new Note equal in principal amount to any unpurchased portion of any Notes surrendered; provided that each new Note will be in a minimum principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.
We will not be required to make an offer to repurchase the Notes upon a Change of Control Repurchase Event if a third party makes an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all Notes properly tendered and not withdrawn under its offer.
The source of funds that will be required to repurchase Notes in the event of a Change of Control Repurchase Event will be our available cash or cash generated from our operations or other potential sources, including funds provided by a purchaser in the Change of Control transaction, borrowings, sales of assets or sales of equity. We cannot assure you that sufficient funds from such sources will be available at the time of any Change of Control Repurchase Event to make required repurchases of Notes tendered. The terms of our Facilities provide that certain change of control events will constitute an event of default thereunder entitling the lenders to accelerate any indebtedness outstanding under the Credit Facilities at that time and to terminate the Credit Facilities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources — Debt Capital Activities” for a general discussion of our indebtedness. Our future debt instruments may contain similar restrictions and provisions. If the holders of the Notes exercise their right to require us to repurchase Notes upon a Change of Control Repurchase Event, the financial effect of this repurchase could cause a default under our future debt instruments, even if the Change of Control Repurchase Event itself would not cause a default. Holders of the Unsecured Notes have analogous rights to require us to repurchase their applicable Unsecured Notes, upon a similar event with respect to those Notes. It is possible that we will not have sufficient funds at the time of the Change of Control Repurchase Event to make the required repurchase of the Notes and/or our other debt. See “Risk Factors — We may not be able to repurchase the Notes upon a Change of Control Repurchase Event.”
The definition of “Change of Control” includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of our properties or assets and those of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise, established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require us to repurchase the Notes as a result of a sale, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries taken as a whole to another person or group may be uncertain.
For purposes of the Notes:
“Below Investment Grade Rating Event” means the Notes are downgraded below Investment Grade by all three Rating Agencies on any date from the date of the public notice of an arrangement that results in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the Notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Repurchase Event hereunder) if any of the Rating Agencies making the reduction in rating to which this definition would otherwise apply does not announce or publicly confirm or inform the trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).
“Change of Control” means the occurrence of any of the following:
(1)
the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation) in one or a series of related transactions, of all or substantially all of the assets of the Fund and its Controlled Subsidiaries taken as a whole to any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act), other than to any Permitted Holders; provided that, for the avoidance of doubt, a pledge of assets pursuant to any secured debt instrument of the Fund or its Controlled Subsidiaries shall not be deemed to be any such sale, lease, transfer, conveyance or disposition;

(2)
the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act) (other than any Permitted Holders) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding Voting Stock of the Fund, measured by voting power rather than number of shares; or

(3)
the approval by the Fund’s shareholders of any plan or proposal relating to the liquidation or dissolution of the Fund.

“Change of Control Repurchase Event” means the occurrence of a Change of Control and a Below Investment Grade Rating Event.
“Controlled Subsidiary” means any subsidiary of Ares Strategic Income Fund, 50% or more of the outstanding equity interests of which are owned by Ares Strategic Income Fund and its direct or indirect subsidiaries and of which the Fund possesses, directly or indirectly, the power to direct or cause the direction of the management or policies, whether through the ownership of voting equity interests, by agreement or otherwise.
“Fitch” means Fitch, Inc., also known as Fitch Ratings, or any successor thereto.
“Investment Grade” means a rating of BBB- or better by Fitch (or its equivalent under any successor rating categories of Fitch), Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s) and BBB- or better by S&P (or its equivalent under any successor rating categories of S&P) (or, in each case, if such Rating Agency ceases to rate the Notes for reasons outside of our control, the equivalent investment grade credit rating from any Rating Agency selected by us as a replacement Rating Agency).
“Moody’s” means Moody’s Investor Services, Inc., or any successor thereto.
“Permitted Holders” means (i) us, (ii) one or more of our Controlled Subsidiaries and (iii) Ares Capital Management LLC or any affiliate of Ares Capital Management LLC that is organized under the laws of a jurisdiction located in the United States of America and in the business of managing or advising clients.
“Rating Agency” means:
(1)
each of Fitch, Moody’s and S&P; and

(2)
if any of Fitch, Moody’s or S&P ceases to rate the Notes or fails to make a rating of the Notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” as defined in Section (3)(a)(62) of the Exchange Act selected by us as a replacement agency for Fitch, Moody’s and/or S&P, as the case may be.
“S&P” means Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc., or any successor thereto.
“Voting Stock” as applied to stock of any person, means shares, interests, participations or other equivalents in the equity interest (however designated) in such person having ordinary voting power for the election of a majority of the directors (or the equivalent) of such person, other than shares, interests, participations or other equivalents having such power only by reason of the occurrence of a contingency.
Covenants
The covenants in the base indenture shall apply to the Notes. Certain of such covenants are described in further detail below:
Merger, Consolidation or Sale of Assets
The indenture will provide that we will not merge or consolidate with or into any other person (other than a merger of a wholly owned consolidated subsidiary into us), or sell, transfer, lease, convey or otherwise dispose of all or substantially all our property (provided that, for the avoidance of doubt, a pledge of assets pursuant to any secured debt instrument of the Fund or its Controlled Subsidiaries shall not be deemed to be any such sale, transfer, lease, conveyance or disposition) in any one transaction or series of related transactions unless:
•
we are the surviving person (the “Surviving Person”) or the Surviving Person (if other than us) formed by such merger or consolidation or to which such sale, transfer, lease, conveyance or disposition is made shall be a corporation or limited liability company organized and existing under the laws of the United States of America or any state or territory thereof;

•
the Surviving Person (if other than us) expressly assumes, by supplemental indenture in form reasonably satisfactory to the trustee, executed and delivered to the trustee by such Surviving Person, the due and punctual payment of the principal of, and premium, if any, and interest on, all the Notes outstanding, and the due and punctual performance and observance of all the covenants and conditions of the indenture to be performed by us;

•
immediately after giving effect to such transaction or series of related transactions, no default or event of default shall have occurred and be continuing; and

•
we shall deliver, or cause to be delivered, to the trustee, an officers’ certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture, if any, in respect thereto, comply with this covenant and that all conditions precedent in the indenture relating to such transaction have been complied with.

For the purposes of this covenant, the sale, transfer, lease, conveyance or other disposition of all the property of one or more of our subsidiaries, which property, if held by us instead of such subsidiaries, would constitute all or substantially all of our property on a consolidated basis, shall be deemed to be the transfer of all or substantially all of our property.
Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the properties or assets of a person. As a result, it may be unclear as to whether the merger, consolidation or sale of assets covenant would apply to a particular transaction as described above absent a decision by a court of competent jurisdiction. Although these types of transactions are permitted under the indenture, certain of the foregoing transactions could constitute a Change of Control that results in a Change of Control Repurchase Event permitting each holder to require us to repurchase the Notes of such holder as described above.
An assumption by any person of obligations under the Notes and the indenture might be deemed for U.S. federal income tax purposes to be an exchange of the Notes for new Notes by the holders thereof,

resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holders. Holders are urged to consult their own tax advisors regarding the tax consequences of such an assumption.
Other Covenants
•
We agree that for the period of time during which the Notes are outstanding, we will not violate, whether or not we are subject to, Section 18(a)(1)(A) as modified by Section 61(a) of the Investment Company Act or any successor provisions, as such obligation may be amended or superseded, giving effect to any exemptive relief that may be granted to us by the SEC.

•
If, at any time, we are not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act to file any periodic reports with the SEC, we agree to furnish to holders of the Notes and the trustee, for the period of time during which the Notes are outstanding, our audited annual consolidated financial statements, within 90 days of our fiscal year end, and unaudited interim consolidated financial statements, within 45 days of our fiscal quarter end (other than our fourth fiscal quarter). All such financial statements will be prepared, in all material respects, in accordance with GAAP, as applicable.

Modification or Waiver
There are three types of changes we can make to the indenture and any debt securities issued thereunder, including the Notes.
Changes Requiring Your Approval
First, there are changes that we cannot make to your Notes without your specific approval. The following is a list of those types of changes:
•
change the stated maturity of the principal of or interest on a Note;

•
reduce any amounts due on a Note;

•
reduce the amount of principal payable upon acceleration of the maturity of a Note following a default;

•
adversely affect the right to receive payment of the principal of and interest on any Note;

•
change the currency of payment on a Note;

•
impair your right to sue for payment;

•
adversely affect any right to convert or exchange a Note in accordance with its terms;

•
modify the subordination provisions in the indenture in a manner that is adverse to holders of the Notes;

•
reduce the percentage of holders of Notes whose consent is needed to modify or amend the indenture;

•
reduce the percentage of holders of Notes whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults;

•
modify any other aspect of the provisions of the indenture dealing with supplemental indentures, modification and waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants; and

•
change any obligation we have to pay additional amounts.

Changes Not Requiring Approval
The second type of change does not require any vote by the holders of the Notes. This type is limited to clarifications, establishment of the form or terms of new securities of any series as permitted by the indenture and certain other changes that would not adversely affect holders of the outstanding Notes in any material respect. We also do not need any approval to make any change that affects only debt securities to be issued under the indenture after the change takes effect.
Changes Requiring Majority Approval
Any other change to the indenture and the Notes would require the following approval:
•
If the change affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of that series.

•
If the change affects more than one series of debt securities issued under the indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

The holders of a majority in principal amount of all of the series of debt securities issued under the indenture, voting together as one class for this purpose, may waive our compliance with some of our covenants in the indenture. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “— Changes Requiring Your Approval.”
Further Details Concerning Voting
When taking a vote, we will use the following rules to decide how much principal to attribute to a debt security:
•
For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of these debt securities were accelerated to that date because of a default.

•
For indexed debt securities, we will use the principal face amount of such indexed security at original issuance, unless otherwise provided.

•
For debt securities denominated in one or more foreign currencies, we will use the U.S. dollar equivalent.

Notes will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption. Notes will also not be eligible to vote if they have been fully defeased as described later under “Satisfaction and Discharge; Defeasance.”
We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding Notes that are entitled to vote or take other action under the indenture. If we set a record date for a vote or other action to be taken by holders of one or more series, that vote or action may be taken only by persons who are holders of outstanding indenture securities of those series on the record date and must be taken within eleven months following the record date.
Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the Notes or request a waiver.
Events of Default
Each of the following is an event of default:
1.
default in the payment of any interest upon any Note when due and payable and the default continues for a period of 30 calendar days;

2.
default in the payment of the principal of (or premium, if any, on) any Note when it becomes due and payable at its maturity including upon any redemption date or required repurchase date;

3.
default in the deposit of any sinking fund payment, when and as due by the terms of any Notes, and continuance of such default for a period of 5 days;

4.
our failure for 60 consecutive calendar days after written notice from the trustee or the holders of at least 25% in principal amount of the Notes then outstanding has been received to comply with any of our other agreements contained in the Notes or indenture;
5.
default by us or any of our significant subsidiaries, as defined in Article 1, Rule 1-02 of Regulation S-X under the Exchange Act (but excluding any subsidiary which is (a) a non-recourse or limited recourse subsidiary, (b) a bankruptcy remote special purpose vehicle or (c) is not consolidated with the Fund for purposes of GAAP), with respect to any mortgage, agreement or other instrument under which there may be outstanding, or by which there may be secured or evidenced, any indebtedness for money borrowed in excess of $100 million in the aggregate of us and/or any such subsidiary, whether such indebtedness now exists or shall hereafter be created (i) resulting in such indebtedness becoming or being declared due and payable or (ii) constituting a failure to pay the principal or interest of any such debt when due and payable at its stated maturity, upon required repurchase, upon declaration of acceleration or otherwise, unless, in either case, such indebtedness is discharged, or such acceleration is rescinded, stayed or annulled, within a period of 30 calendar days after written notice of such failure is given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the Notes then outstanding;

6.
pursuant to Section 18(a)(1)(C)(ii) and Section 61 of the Investment Company Act, on the last business day of each of 24 consecutive calendar months, any class of securities shall have an asset coverage (as such term is used in the Investment Company Act) of less than 100% or such lower percentage that is provided for by giving effect to any amendment to such provisions of the Investment Company Act or to any no-action, interpretive or exemptive relief granted to us by the SEC; and

7.
certain events of bankruptcy, insolvency, or reorganization involving us occur and remain undischarged or unstayed for a period of 60 days.

If an event of default occurs and is continuing, then and in every such case (other than an event of default specified in item (7) above) the trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the entire principal amount of Notes to be due and immediately payable, by a notice in writing to us (and to the trustee if given by the holders), and upon any such declaration such principal or specified portion thereof shall become immediately due and payable. Notwithstanding the foregoing, in the case of the events of bankruptcy, insolvency or reorganization described in item (7) above, 100% of the principal of and accrued and unpaid interest on the Notes will automatically become due and payable.
At any time after a declaration of acceleration with respect to the Notes has been made and before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of not less than a majority in principal amount of the outstanding Notes, by written notice to us and the trustee, may rescind and annul such declaration and its consequences if (i) we have paid or deposited with the trustee a sum sufficient to pay all overdue installments of interest, if any, on all outstanding Notes, the principal of (and premium, if any, on) all outstanding Notes that have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates borne by or provided for in such Notes, to the extent that payment of such interest is lawful interest upon overdue installments of interest at the rate or rates borne by or provided for in such Notes, and all sums paid or advanced by the trustee and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel, and (ii) all events of default with respect to the Notes, other than the nonpayment of the principal of (or premium, if any, on) or interest on such Notes that have become due solely by such declaration of acceleration, have been cured or waived. No such rescission will affect any subsequent default or impair any right consequent thereon.
No holder of Notes will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture, or for the appointment of a receiver or trustee, or for any other remedy under the indenture, unless
1.
such holder has previously given written notice to the trustee of a continuing event of default with respect to the Notes,

2.
the holders of not less than 25% in principal amount of the outstanding Notes shall have made written request to the trustee to institute proceedings in respect of such event of default;

3.
such holder or holders have offered to the trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

4.
the trustee for 60 calendar days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

5.
no direction inconsistent with such written request has been given to the trustee during such 60-day period by the holders of a majority in principal amount of the outstanding Notes.

Notwithstanding any other provision in the indenture, the holder of any Note shall have the right, which is absolute and unconditional, to receive payment of the principal of (and premium, if any, on) and interest, if any, on such Note on the stated maturity or maturity expressed in such Note (or, in the case of redemption, on the redemption date or, in the case of repayment at the option of the holders, on the repayment date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such holder.
The trustee shall be under no obligation to exercise any of the rights or powers vested in it by the indenture at the request or direction of any of the holders of the Notes unless such holders shall have offered to the trustee reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. Subject to the foregoing, the holders of a majority in principal amount of the outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the Notes, provided that (i) such direction shall not be in conflict with any rule of law or with this indenture, (ii) the trustee may take any other action deemed proper by the trustee that is not inconsistent with such direction and (iii) the trustee need not take any action that it determines in good faith may involve it in personal liability or be unjustly prejudicial to the holders of Notes not consenting.
The holders of not less than a majority in principal amount of the outstanding Notes may on behalf of the holders of all of the Notes waive any past default under the indenture with respect to the Notes and its consequences, except a default (i) in the payment of (or premium, if any, on) or interest, if any, on any Note, or (ii) in respect of a covenant or provision of the indenture which cannot be modified or amended without the consent of the holder of each outstanding Note affected. Upon any such waiver, such default shall cease to exist, and any event of default arising therefrom shall be deemed to have been cured, for every purpose, but no such waiver shall extend to any subsequent or other default or event of default or impair any right consequent thereto.
We are required to deliver to the trustee, within 120 days after the end of each fiscal year, an officers’ certificate stating whether to the knowledge of the signers any default or event of default occurred during the previous year that is continuing.
Within 90 days after the occurrence of any default under the indenture with respect to the Notes, the trustee shall transmit notice of such default known to the trustee, unless such default shall have been cured or waived; provided, however, that, except in the case of a default in the payment of the principal of (or premium, if any, on) or interest, if any, on any Note, the trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors of the trustee in good faith determines that withholding of such notice is in the interest of the holders of the Notes.
If a default for a failure to deliver a required notice or certificate in connection with another default under the indenture (the “Initial Default”) occurs, then at the time such Initial Default is cured, such default for a failure to deliver a required notice or certificate in connection with another default that resulted solely because of that Initial Default will also be cured without any further action and any default or event of default for the failure to deliver any notice or certificate pursuant to any other provision of the indenture will be deemed to be cured upon the delivery of any such notice or certificate required by such covenant or such notice or certificate, as applicable, even though such delivery is not within the prescribed period specified in the indenture.
The following provisions from the base indenture shall not apply to the Notes: (i) the second to last paragraph of Section 3.05 of the base indenture, (ii) the last paragraph in Section 5.01 of the base indenture, (iii) the third, fourth, fifth and sixth paragraphs of Section 5.02 of the base indenture and (iv) the last sentence of the seventh paragraph of Section 5.02 of the base indenture.
Satisfaction and Discharge; Defeasance
We may satisfy and discharge our obligations under the indenture with respect to the Notes by delivering to the securities registrar for cancellation all outstanding Notes or by depositing with the trustee or delivering to the holders, as applicable, after the Notes have become due and payable, or otherwise moneys sufficient to pay all of the outstanding Notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.
In addition, the Notes are subject to defeasance and covenant defeasance, in each case, in accordance with the terms of the indenture. Defeasance means that, subject to the satisfaction of certain conditions, including, but not limited to, (i) depositing in trust for the benefit of the holders of the Notes a combination of money and/or U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Notes on their various due dates and (ii) delivering to the trustee an opinion of counsel stating that (a) we have received from, or there has been published by, the Internal Revenue Service (the “IRS”) a ruling, or (b) since the date of execution of the indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon, the holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred, we can legally release ourselves from all payment and other obligations on the Notes. Covenant defeasance means that, subject to the satisfaction of certain conditions, including, but not limited to, (i) depositing in trust for the benefit of the holders of the Notes a combination of money and/or U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the Notes on their various due dates and (ii) delivering to the trustee an opinion of counsel to the effect that the holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred, we will be released from some of the restrictive covenants in the indenture.
No Personal Liability of Trustees, Officers, Employees and Shareholders
No past, present or future trustee, officer, employee, incorporator or shareholders of ours, as such, will have any liability for any obligations of ours under the indenture or the Notes or for any claim based on, in respect of, or by reason of, such obligations or their creation. By accepting any Note, each holder of the Notes will be deemed to waive and release all such liability, and such waiver and release are part of the consideration for the issuance of the Notes.
Trustee
U.S. Bank Trust Company, National Association, is the trustee, security registrar and paying agent. U.S. Bank Trust Company, National Association, in each of its capacities, including without limitation as trustee, security registrar and paying agent, assumes no responsibility for the accuracy or completeness of the information concerning us or our affiliates or any other party contained in this prospectus or the related documents or for any failure by us or any other party to disclose events that may have occurred and may affect the significance or accuracy of such information, or for any information provided to it by us, including but not limited to settlement amounts and any other information.

We may maintain banking relationships in the ordinary course of business with the trustee and its affiliates.
Governing Law
The indenture provides that it and the Notes shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of laws that would cause the application of laws of another jurisdiction.
Book-Entry, Settlement and Clearance
Global Notes
The Notes will be initially issued in the form of one or more registered Notes in global form, without interest coupons (the “Global Notes”).
Upon issuance, each of the Global Notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.
Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants. We expect that under procedures established by DTC:
•
upon deposit of a Global Note with DTC’s custodian, DTC will credit portions of the principal amount of the Global Note to the accounts of the DTC participants designated by the underwriters; and

•
ownership of beneficial interests in a Global Note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the Global Note).

Beneficial interests in Global Notes may not be exchanged for Notes in physical, certificated form except in the limited circumstances described below.
Book-Entry Procedures for Global Notes
All interests in the Global Notes will be subject to the operations and procedures of DTC and its participants, including Euroclear Bank S.A./N.V. and Clearstream Banking, S.A. We provide the following summary of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time. Neither we nor the underwriters nor the trustee are responsible for those operations or procedures.
DTC has advised us that it is:
•
a limited purpose trust company organized under the laws of the State of New York;

•
a “banking organization” within the meaning of the New York State Banking Law;

•
a member of the Federal Reserve System;

•
a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•
a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the underwriters; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.
So long as DTC’s nominee is the registered owner of a Global Note, that nominee will be considered the sole owner or holder of the Notes represented by that Global Note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a Global Note:
•
will not be entitled to have Notes represented by the Global Note registered in their names;

•
will not receive or be entitled to receive physical, certificated Notes; and

•
will not be considered the owners or holders of the Notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a Global Note must rely on the procedures of DTC to exercise any rights of a holder of Notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).
Payments of principal and interest with respect to the Notes represented by a Global Note will be made by the trustee to DTC’s nominee as the registered holder of the Global Note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a Global Note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.
Payments by participants and indirect participants in DTC to the owners of beneficial interests in a Global Note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.
Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.
Certificated Notes
Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related Notes only if:
•
DTC notifies us at any time that it is unwilling or unable to continue as depositary for the Global Notes and a successor depositary is not appointed within 90 days;

•
DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days; or

•
an event of default with respect to the Notes has occurred and is continuing and such beneficial owner requests that its Notes be issued in physical, certificated form.

DESCRIPTION OF OUR COMMON SHARES
The following description is based on relevant portions of Delaware law and on our Declaration of Trust and bylaws. This summary is not necessarily complete, and we refer you to Delaware law, our Declaration of Trust and our bylaws for a more detailed description of the provisions summarized below.
General
The terms of the Declaration of Trust authorize an unlimited number of Common Shares of any class, par value $0.01 per share, of which 272,001,854 shares were outstanding as of March 31, 2025, and an unlimited number of preferred shares, par value $0.01 per share. The Declaration of Trust provides that the Board of Trustees may classify or reclassify any unissued Common Shares into one or more classes or series of Common Shares or preferred shares by setting or changing the preferences, conversion or other rights, voting powers, restrictions, or limitations as to dividends, qualifications, or terms or conditions of redemption of the shares. There is currently no market for our Common Shares, and we can offer no assurances that a market for our Common Shares will develop in the future. We do not intend for the shares offered in our Continuous Offering to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our Common Shares. No shares have been authorized for issuance under any equity compensation plans. Under the terms of our Declaration of Trust, shareholders shall be entitled to the same limited liability extended to shareholders of private Delaware for profit corporations formed under the Delaware General Corporation Law, 8 Del. C. § 100, et. seq. Our Declaration of Trust provides that no shareholder shall be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to us by reason of being a shareholder, nor shall any common shareholder be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with our assets or our affairs by reason of being a shareholder.
None of our Common Shares are subject to further calls or to assessments, sinking fund provisions, our obligations or potential liabilities associated with ownership of the security (not including investment risks). In addition, except as may be provided by the Board of Trustees in setting the terms of any class or series of Common Shares, no shareholder shall be entitled to exercise appraisal rights in connection with any transaction.
Outstanding Securities
Title of Class	Amount Authorized	Amount Held by Fund for its Account	Amount Outstanding as of March 31, 2025
Class S	Unlimited	—	35,263,792
Class D	Unlimited	—	18,433,217
Class I	Unlimited	—	218,304,845
Common Shares
Under the terms of our Declaration of Trust, all of our Common Shares have equal rights as to voting and at the time of issuance, are duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our Common Shares if, as and when authorized by our Board of Trustees and declared by us out of funds legally available therefore. Except as may be provided by our Board of Trustees in setting the terms of classified or reclassified shares, our Common Shares have no preemptive, exchange, conversion, appraisal or redemption rights and will be freely transferable, except where their transfer is restricted by federal or state securities laws or by contract and except that, in order to avoid the possibility that our assets could be treated as “plan assets,” we may require any person proposing to acquire Common Shares to furnish such information as may be necessary to determine whether such person is a benefit plan investor or a controlling person, restrict or prohibit transfers of shares of such shares or redeem any outstanding shares for such price and on such other terms and conditions as may be determined by or at the direction of the Board of Trustees. In the event of our liquidation, dissolution or winding up, each share of our Common Shares would be entitled to share pro rata in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred shares, if any preferred shares are outstanding at such time. Subject to the rights of holders of any other class or series of shares, each share of our Common Shares is entitled to one vote on all matters submitted to a vote of shareholders, including the election of Trustees. Except as may be provided by the Board of Trustees in setting the terms of classified or reclassified shares, and subject to the express terms of any class or series of preferred shares, the holders of our Common Shares possess exclusive voting power. There is no cumulative voting in the election of Trustees. Each Trustee will be elected by a majority of the votes cast with respect to such Trustee’s election. Pursuant to our Declaration of Trust, our Board of Trustees may amend the bylaws to alter the vote required to elect trustees.
Class S Shares
No upfront selling commissions are paid for sales of any Class S shares, however, if you purchase Class S shares from certain selling agents, they may directly charge you transaction or other fees in such amount as they may determine, provided that selling agents limit such charges to a 3.5% cap on NAV for Class S shares.
We pay the intermediary manager selling commissions over time as shareholder servicing and/or distribution fees with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares, including any Class S shares issued pursuant to our distribution reinvestment plan. The shareholder servicing and/or distribution fees are paid monthly in arrears. The intermediary manager reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.
Class S shares are available through brokerage and transactional-based accounts.
Class D Shares
No upfront selling commissions are paid for sales of any Class D shares, however, if you purchase Class D shares from certain selling agents, they may directly charge you transaction or other fees in such amount as they may determine, provided that selling agents limit such charges to a 2.0% cap on NAV for Class D shares.
We pay the intermediary manager selling commissions over time as shareholder servicing and/or distribution fees with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate NAV of our outstanding Class D shares, including any Class D shares issued pursuant to our distribution reinvestment plan. The shareholder servicing and/or distribution fees are paid monthly in arrears. The intermediary manager reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.
Class D shares are generally available for purchase in our Continuous Offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class D shares, (2) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class D shares, (3) through transaction/brokerage platforms at participating broker-dealers, (4) through investment advisers registered under the Investment Advisers Act of 1940 or applicable state law that are also registered with or as a broker-dealer, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or (6) other categories of investors that we name in an applicable filing related to offering such shares with the SEC.
Class I Shares
No upfront selling commissions or shareholder servicing and/or distribution fees are paid for sales of any Class I shares, however, if you purchase Class I shares from certain selling agents, they may directly charge you transaction or other fees in such amount as they may determine, provided that selling agents limit such charges to a 2.0% cap on NAV for Class I shares.
Class I shares are generally available for purchase in our Continuous Offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by institutional accounts as defined by FINRA Rule 4512(c), (3) through bank-sponsored collective trusts and bank-sponsored common trusts, (4) by retirement plans (including a trustee or custodian under any deferred compensation or pension or profit sharing plan or payroll deduction IRA established for the benefit of the employees of any company), foundations or endowments, (5) through certain financial intermediaries that are not otherwise registered with or as a broker-dealer and that direct clients to trade with a broker-dealer that offers Class I shares, (6) through investment advisers registered under the Investment Advisers Act of 1940 or applicable state law that are also registered with or as a broker-dealer, whose broker-dealer does not receive any compensation from us or from the intermediary manager, (7) by our officers and Trustees and their immediate family members, as well as officers and employees of Ares and their immediate family members, (8) through transaction or brokerage platforms at participating broker-dealers and their affiliates, including by such broker-dealers’ officers, directors, employees and registered representatives, as well as the immediate family members of such persons, as defined by FINRA Rule 5130, (9) through bank trust departments or any other organization or person authorized to act as a fiduciary for its clients or customers, and (10) by any other categories of purchasers that we name in an applicable filing related to offering such shares with the SEC. In certain cases, where a holder of Class S shares or Class D shares exits a relationship with a participating broker for our Continuous Offering and does not enter into a new relationship with a participating broker for our Continuous Offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares.
Exchange of Common Shares Between Classes
A shareholder may be permitted to exchange Common Shares between classes of our shares, provided that, among other things: (1) the shareholder’s aggregate investment would have met the minimum initial investment requirements in the applicable class at the time of purchase and continues to meet those requirements; (2) the Common Shares are otherwise available for offer and sale; and (3) the investment meets all other requirements for investing in the applicable class. When an individual shareholder cannot meet the minimum initial investment requirements of the applicable class, exchanges of Common Shares from one class to the applicable class may be permitted if such shareholder’s investment is made by an intermediary that has discretion over the account and has invested other clients’ assets in us, which when aggregated together with such investor’s investment, meet the minimum initial investment requirements for the applicable class. Investors will not be charged any fees by us for such exchanges. Ongoing fees and expenses incurred by a given class will differ from those of other share classes, and an investor receiving new Common Shares in an exchange may be subject to lower total expenses charged by us following such exchange. Exchange transactions will be effected only into an identically registered account. While exchange transactions will generally not be treated as a redemption for federal income tax purposes, investors are urged to consult their tax advisors as to the U.S. federal, state, local and non-U.S. tax consequences of an exchange. We also reserve the right to revise or terminate the exchange privilege, limit the amount or number of exchanges or reject any exchange.
Assuming the exchange meets the eligibility requirements of the class into which such shareholder seeks to exchange and we have received proper instruction from the financial intermediary to effect such exchange and consents to such exchange, (i) a financial intermediary may, in its discretion, determine to exchange a shareholder’s Common Shares at such shareholder’s request and (ii) in certain cases, where a holder of Class S shares or Class D shares is no longer eligible to hold such class of shares based on the shareholder’s arrangements with its financial intermediary, (a) such holder’s Class S shares may be exchanged into an equivalent net asset value amount of Class D shares or Class I shares and (b) such holder’s Class D shares may be exchanged into an equivalent net asset value amount of Class I shares.
Other Terms of Common Shares
We will cease paying the shareholder servicing and/or distribution fees on Class S shares and Class D shares on the earlier to occur of the following (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of our Continuous Offering on which, in the aggregate, underwriting compensation from all sources in connection with our Continuous Offering, including selling commissions, the shareholder servicing and/or distribution fees and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with the exemptive relief allowing us to offer multiple classes of shares, at the end of the month in which the intermediary manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to shares held in a common shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the intermediary manager or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fees on either (i) each such share that would exceed such limit or (ii) all Class S shares and Class D shares in such common shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such common shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S shares or Class D shares. In addition, immediately before any liquidation, dissolution or winding up, each Class S share and Class D share will automatically convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.
Preferred Shares
Our Continuous Offering does not include an offering of preferred shares. Under the terms of the Declaration of Trust, our Board of Trustees may authorize us to issue preferred shares in one or more classes or series without shareholder approval, to the extent permitted by the Investment Company Act. The Board of Trustees has the power to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each class or series of preferred shares. If we issue preferred shares, we will make any required disclosure to shareholders. We will not offer preferred shares to our investment adviser or our affiliates except on the same terms as offered to all other shareholders.
Preferred shares could be issued with terms that would adversely affect the shareholders, provided that we may not issue any preferred shares that would limit or subordinate the voting rights of holders of our Common Shares. Preferred shares could also be used as an anti-takeover device through the issuance of shares of a class or series of preferred shares with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control. Every issuance of preferred shares will be required to comply with the requirements of the Investment Company Act. The Investment Company Act requires, among other things, that: (1) immediately after issuance and before any dividend or other distribution is made with respect to common shares and before any purchase of common shares is made, such preferred shares together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of preferred shares, if any are issued, must be entitled as a class voting separately to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred shares are in arrears by two full years or more. Certain matters under the Investment Company Act require the affirmative vote of the holders of at least a majority of the outstanding preferred shares (as determined in accordance with the Investment Company Act) voting together as a separate class. For example, the vote of such holders of preferred shares would be required to approve a proposal involving a plan of reorganization adversely affecting such securities.
The issuance of any preferred shares must be approved by a majority of our independent Trustees not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel.
Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses
Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Our Declaration of Trust provides that our Trustees will not be liable to us or our common shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law. Our Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law. In accordance with the Investment Company Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
Pursuant to our Declaration of Trust and subject to certain exceptions described therein, we will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former Trustee or officer, employee, controlling person or agent of the Fund or the investment adviser or its controlling person and who is made or threatened to be made a party to the proceeding by reason of their service in that capacity or (ii) any individual who, while a Trustee or officer of the Fund, or our investment adviser or its controlling person, and at our request, serves or has served as a trustee, officer, partner or trustee of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of their service in that capacity (each such person, an “Indemnitee”), in each case to the fullest extent permitted by Delaware law. Notwithstanding the foregoing, we will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee, as the case may be, and finds that indemnification of the settlement and the related costs should be made and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.
We will not indemnify an Indemnitee against any liability or loss suffered by such Indemnitee unless (i) the Indemnitee determines in good faith that the course of conduct that caused the loss or liability was in our best interest, (ii) the Indemnitee was acting on behalf of or performing services for us, (iii) such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is a Trustee (other than an independent Trustee), officer, employee, controlling person or agent of the Fund or investment adviser or its controlling person, or (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is an independent Trustee, and (iv) such indemnification or agreement to hold harmless is recoverable only out of our assets and not from the shareholders.
In addition, the Declaration of Trust permits us to advance reasonable expenses to an Indemnitee or an affiliate of our investment adviser who is not otherwise an Indemnitee, and we will do so in advance of final disposition of a proceeding (a) if the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of the Fund, (b) the legal proceeding was initiated by a third party who is not a shareholder or, if by a shareholder of the Fund acting in their capacity as such, a court of competent jurisdiction approves such advancement and (c) upon our receipt of (i) a written affirmation by such person of their good faith belief that they have met the standard of conduct necessary for indemnification by us and (ii) a written undertaking by them or on their behalf to repay the amount paid or reimbursed by us, together with the applicable legal rate of interest thereon, if it is ultimately determined by final, non-appealable decision of a court of competent jurisdiction, that the Indemnitee is not entitled to indemnification.
In addition to the indemnification provided for in our Declaration of Trust, we have entered into indemnification agreements with each of our current Trustees and certain of our officers and with members of the ASIF Investment Committee and we intend to enter into indemnification agreements with each of our future Trustees, members of our ASIF Investment Committee and certain of our officers. The indemnification agreements attempt to provide these Trustees, officers and other persons the maximum indemnification permitted under Delaware law and the Investment Company Act. The agreements provide, among other things, for the advancement of expenses and indemnification for liabilities that such person may incur by reason of their status as a present or former Trustee or officer or member of the ASIF Investment Committee in any action or proceeding arising out of the performance of such person’s services as a present or former Trustee or officer or member of the ASIF Investment Committee.

Delaware Law and Certain Declaration of Trust Provisions
Organization and Duration
We were formed in Delaware on March 15, 2022, and will remain in existence until dissolved in accordance with our Declaration of Trust or pursuant to Delaware law.
Purpose
Under the Declaration of Trust, we are permitted to engage in any business activity that lawfully may be conducted by a statutory trust organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity.
Our Declaration of Trust contains provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. Our Board of Trustees may, without shareholder action, authorize the issuance of shares in one or more classes or series, including preferred shares; our Board of Trustees may, without shareholder action, amend our Declaration of Trust to increase the number of our Common Shares, of any class or series, that we will have authority to issue; and our Declaration of Trust provides that, while we do not intend to list our Common Shares on any securities exchange, if any class of our Common Shares is listed on a national securities exchange, our Board of Trustees will be divided into three classes of Trustees serving staggered terms of three years each. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Trustees. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.
Sales and Leases to the Fund
Our Declaration of Trust provides that, unless otherwise permitted by the Investment Company Act or applicable guidance or exemptive relief of the SEC, we may not purchase or lease assets in which our investment adviser or any of its affiliates have an interest unless, as provided by the Omnibus Guidelines, all of the following conditions are met: (a) the transaction occurred at the formation of the Fund and is fully disclosed to the shareholders in a prospectus or in a periodic report; and (b) the assets are sold or leased upon terms that are reasonable to us and at a price not to exceed the lesser of cost or fair market value as determined by an independent expert. However, our investment adviser may purchase assets in its own name (and assume loans in connection) and temporarily hold title, for the purposes of facilitating the acquisition of the assets, the borrowing of money, obtaining financing for us, or the completion of construction of the assets, so long as all of the following conditions are met: (i) the assets are purchased by us at a price no greater than the cost of the assets to our investment adviser; (ii) all income generated by, and the expenses associated with, the assets so acquired will be treated as belonging to us; and (iii) there are no other benefits arising out of such transaction to our investment adviser apart from compensation otherwise permitted by the Omnibus Guidelines.
Sales and Leases to our Investment Adviser, Trustees or Affiliates
Our Declaration of Trust provides that, unless otherwise permitted by the Investment Company Act or applicable guidance or exemptive relief of the SEC, we may not sell assets to our investment adviser or any of its affiliates unless such sale is approved by the holders of a majority of our outstanding Common Shares. Our Declaration of Trust also provides that, unless otherwise permitted by the Investment Company Act or applicable guidance or exemptive relief of the SEC, we may not lease assets to our investment adviser, any trustee or any affiliate thereof unless, as provided by the Omnibus Guidelines all of the following conditions are met: (a) the transaction occurred at the formation of the Fund and is fully disclosed to the shareholders either in a prospectus or a periodic report filed with the SEC or otherwise; and (b) the terms of the transaction are fair and reasonable to us.
Loans
Our Declaration of Trust provides that we may not loan money to our investment adviser or any of its affiliates.

Commissions on Financing, Refinancing or Reinvestment
Our Declaration of Trust provides that, unless otherwise permitted by the Investment Company Act or applicable guidance or exemptive relief of the SEC, we generally may not pay, directly or indirectly, a commission or fee to our investment adviser or any of its affiliates in connection with the reinvestment of cash available for distribution, available reserves, or the proceeds of the resale, exchange or refinancing of assets.
Lending Practices
Our Declaration of Trust provides that, with respect to financing made available to us by our investment adviser, our investment adviser may not receive interest in excess of the lesser of our investment adviser’s cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. Our investment adviser may not impose a prepayment charge or penalty in connection with such financing and our investment adviser may not receive points or other financing charges. In addition, our investment adviser is prohibited from providing financing to us with a term in excess of 12 months.
Number of Trustees; Vacancies; Removal
Our Declaration of Trust provides that the number of Trustees will be set by our Board of Trustees in accordance with our bylaws. Our bylaws provide that a majority of our entire Board of Trustees may at any time increase or decrease the number of Trustees. Our Declaration of Trust provides that the number of Trustees generally may not be less than three. Except as otherwise required by applicable requirements of the Investment Company Act and as may be provided by our Board of Trustees in setting the terms of any class or series of preferred shares, pursuant to an election under our Declaration of Trust, any and all vacancies on our Board of Trustees may be filled only by the affirmative vote of a majority of the remaining Trustees in office, even if the remaining Trustees do not constitute a quorum, and any Trustee elected to fill a vacancy will serve for the remainder of the full term of the Trustee for whom the vacancy occurred and until a successor is elected by our shareholders and qualified, or until his or her earlier resignation, removal from office, death or incapacity, subject to any applicable requirements of the Investment Company Act. Independent Trustees will nominate replacements for any vacancies among the independent Trustees’ positions.
Our Declaration of Trust provides that a Trustee may be removed (i) for cause by a majority of the remaining Trustees (or in the case of the removal of a Trustee that is not an interested person, a majority of the remaining Trustees that are not interested persons); or (ii) with or without cause upon a vote by the holders of more than 50% of the outstanding shares entitled to vote.
We have a total of seven members of our Board of Trustees, four of whom are independent Trustees. Our Declaration of Trust provides that a majority of our Board of Trustees must be independent Trustees except for a period of up to 60 days after the death, removal or resignation of an independent Trustee pending the election of their successor. Each Trustee will serve an initial term that will expire at the annual meeting of shareholders held in 2026, and following such initial term, at the annual meeting of shareholders each third year thereafter. Each Trustee’s term will extend until his or her successor is duly elected by our shareholders or qualified. Each Trustee may be reelected to an unlimited number of succeeding terms successor is duly elected by our shareholders or qualified. While we do not intend to list our Common Shares on any securities exchange, if any class of our Common Shares is listed on a national securities exchange, our Board of Trustees will be divided into three classes of Trustees serving staggered terms of three years each.
Action by Shareholders
Our bylaws provide that unless otherwise provided in the Declaration of Trust, each outstanding share owned of record on the applicable record date, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders. Under our bylaws, we are required to hold an annual meeting of shareholders each year. Special meetings may be called by a majority of the independent Trustees and our chief executive officer (or one of our co-chief executive officers, as the case may be), and will be limited to the purposes for any such special meeting set forth in the notice thereof. In addition, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders will be called by the secretary of the Fund to act on any matter that may properly be considered at a meeting of shareholders upon the written request of shareholders entitled to cast not less than 10% of all the votes entitled to be cast on such matter at such meeting. At any meeting of shareholders, the presence in person or by proxy of shareholders of the Fund holding 50% of our outstanding shares will constitute a quorum, except with respect to any matter that, under applicable statutes or regulatory requirements, requires approval by a separate vote of one or more classes of shares, in which case the presence in person or by proxy of holders representing 50% of the outstanding shares of such class will constitute a quorum.
With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board of Trustees at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the Board of Trustees or (3) provided that the Board of Trustees has determined that Trustees will be elected at the meeting, by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the Declaration of Trust.
Our Declaration of Trust also provides that, subject to the mandatory provisions of any applicable laws or regulations or other provisions of the Declaration of Trust, the following actions may be taken by the shareholders, without concurrence by our Board of Trustees or our investment adviser, upon a vote by the holders of more than 50% of the outstanding shares entitled to vote to:
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modify the Declaration of Trust;

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remove our investment adviser or appoint a new investment adviser;

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remove any Trustee with or without cause;

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dissolve the Fund; or

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sell all or substantially all of our assets other than in the ordinary course of business.

The purpose of requiring shareholders to give us advance notice of nominations and other business is to afford our Board of Trustees a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board of Trustees, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our Declaration of Trust does not give our Board of Trustees any power to disapprove shareholder nominations for the election of Trustees or proposals recommending certain action, they may have the effect of precluding a contest for the election of Trustees or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of trustees or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our common shareholders.
Our investment adviser and Board of Trustees, as applicable, may not, without the approval of a vote by the holders of more than 50% of the outstanding shares entitled to vote on such matters:
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modify our Declaration of Trust except for amendments which do not materially alter or change the powers, preferences, or special rights of the Fund’s Common Shares so as to affect them adversely;

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voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially alter or change powers, preferences or special rights of the Fund’s Common Shares so as to affect them adversely;

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appoint a new investment adviser (other than a sub-adviser pursuant to the terms of our investment advisory and management agreement and applicable law);

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sell all or substantially all of our assets other than in the ordinary course of business; or

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cause the merger or similar reorganization of the Fund.

Additionally, the investment adviser may not amend the investment advisory and management agreement except for amendments which do not materially alter or change the powers, preferences, or special rights of our Common Shares so as to affect them adversely.
Amendment of the Declaration of Trust and Bylaws
Except for amendments to our Declaration of Trust which materially alter or change the powers, preferences, or special rights of our Common Shares so as to affect them adversely, our Declaration of Trust provides that our Board of Trustees may amend our Declaration of Trust without any vote of our common shareholders. Our Declaration of Trust provides that our Board of Trustees has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.
Actions by the Board of Trustees Related to Merger, Conversion, Reorganization or Dissolution
We may, following the receipt of any applicable approval of holders of our outstanding shares pursuant to our Declaration of Trust, cause our investment adviser to, approve a merger, conversion, consolidation or other reorganization of the Fund, provided that the resulting entity is a business development company under the Investment Company Act. We will not permit our investment adviser or our Board of Trustees to cause the merger or other reorganization of the Fund without the affirmative vote by the holders of more than 50% of our outstanding shares entitled to vote on the matter. The Fund may be dissolved at any time, without the approval of the holders of our outstanding Common Shares, unless such shareholder approval is required in connection with the sale of all or substantially all of our assets. In such case, the Fund may be dissolved upon the affirmative vote by the holders of more than 50% of our outstanding shares entitled to vote on the matter.
Unless otherwise expressly provided in our Declaration of Trust, in the event of any liquidation, dissolution or winding up of the Fund, whether voluntary or involuntary, the holders of all classes of Common Shares shall be entitled, after payment or provision for payment of our debts and other liabilities (as such liability may affect one or more of the classes of Common Shares), to share ratably in our remaining net assets.
Derivative Actions
No person, other than a Trustee, who is not a shareholder shall be entitled to bring any derivative action, suit or other proceeding on behalf of the Fund.
In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Statute, a shareholder may bring a derivative action on our behalf only if the following conditions are met: (i) the shareholder or shareholders must make a pre-suit demand upon the Board of Trustees to bring the subject action unless an effort to cause the Board of Trustees to bring such an action is not likely to succeed; and a demand on the Board of Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Board of Trustees, or a majority of any committee established to consider the merits of such action, is composed of Board of Trustees who are not “independent Trustees” (as that term is defined in the Delaware Statutory Trust Statute); and (ii) unless a demand is not required under clause (i) above, the Board of Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim; and the Board of Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and, except for claims arising under federal or state securities laws, may require an undertaking by the shareholders making such request to reimburse us for the expense of any such advisors in the event that the Board of Trustees determine not to bring such action. Clause (i), above, does not apply to claims arising under federal or state securities laws. For purposes of this paragraph, the Board of Trustees may designate a committee of one or more Trustees to consider a shareholder demand.
Direct Actions
In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Statute, a shareholder may only bring a direct action against us or our Trustees if the following conditions are met: (i) the shareholder or shareholders must make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed; and a demand on the

Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Trustees, or a majority of any committee established to consider the merits of such action, is composed of Trustees who are not “independent Trustees” (as that term is defined in the Delaware Statutory Trust Statute); and (ii) unless a demand is not required under clause (i) of this paragraph, the Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim; and the Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request. Clause (i) of this paragraph shall not apply to claims arising under federal or state securities laws.
Exclusive Delaware Jurisdiction
Each Trustee, each officer, each shareholder and each other person legally or beneficially owning a share or an interest in a share of the Fund (whether through a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing or otherwise), to the fullest extent permitted by law, including Section 3804(e) of the Delaware Statutory Trust Statute, (i) irrevocably agrees that any claims, suits, actions or proceedings asserting a claim governed by the internal affairs (or similar) doctrine or arising out of or relating in any way to us, the Delaware Statutory Trust Statute, the Declaration of Trust, or the bylaws or asserting a claim governed by the internal affairs (or similar) doctrine (including, without limitation, any claims, suits, actions or proceedings to interpret, apply or enforce (A) the provisions of the Declaration of Trust or bylaws, (B) the duties (including fiduciary duties), obligations or liabilities of the Fund to the shareholders or the Board of Trustees, or of officers or the Board of Trustees to us, to the shareholders or each other, (C) the rights or powers of, or restrictions on, us, the officers, the Board of Trustees or the shareholders, (D) any provision of the Delaware Statutory Trust Statute or other laws of the State of Delaware pertaining to trusts made applicable to us pursuant to Section 3809 of the Delaware Statutory Trust Statute, (E) any other instrument, document, agreement or certificate contemplated by any provision of the Delaware Statutory Trust Statute, the Declaration of Trust or the bylaws relating in any way to us or (F) the federal securities laws of the United States, including, without limitation, the Investment Company Act, or the securities or antifraud laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder (regardless, in each case, of whether such claims, suits, actions or proceedings (x) sound in contract, tort, fraud or otherwise, (y) are based on common law, statutory, equitable, legal or other grounds or (z) are derivative or direct claims)), shall be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction, (ii) irrevocably submits to the exclusive jurisdiction of such courts in connection with any such claim, suit, action or proceeding, (iii) irrevocably agrees not to, and waives any right to, assert in any such claim, suit, action or proceeding that (A) it is not personally subject to the jurisdiction of such courts or any other court to which proceedings in such courts may be appealed, (B) such claim, suit, action or proceeding is brought in an inconvenient forum or (C) the venue of such claim, suit, action or proceeding is improper, (iv) consents to process being served in any such claim, suit, action or proceeding by mailing, certified mail, return receipt requested, a copy thereof to such party at the address in effect for notices hereunder, and agrees that such service shall constitute good and sufficient service of process and notice thereof; provided, nothing in clause (iv) hereof shall affect or limit any right to serve process in any other manner permitted by law and (v) irrevocably waives any and all right to trial by jury in any such claim, suit, action or proceeding. The limitations set forth in this paragraph do not apply to claims arising under federal or state securities laws or the rules and regulations thereunder.
Determinations by Our Board of Trustees
Our Declaration of Trust contains a provision that codifies the authority of our Board of Trustees to manage our business and affairs. This provision enumerates certain matters and states that the determination as to any such enumerated matters made by or pursuant to the direction of our Board of Trustees (consistent with our Declaration of Trust) is final, conclusive, and binding upon us and our shareholders. This provision does not alter the duties our Board of Trustees owes to us or our shareholders pursuant to our Declaration of Trust and under Delaware law. Further, it would not restrict the ability of a shareholder to challenge an action by our Board of Trustees which was taken in a manner that is inconsistent with our Declaration of Trust or the Board of Trustees’ duties under Delaware law or which did not comply with the requirements of the provision.

Construction and Governing Law
Our Declaration of Trust provides that the Declaration of Trust and the bylaws, and the rights and obligations of the Trustees and common shareholders, shall be governed by and construed and enforced in accordance with the Delaware Statutory Trust Act and the laws of the State of Delaware. Under the terms of our Declaration of Trust, to the fullest extent permitted by law, our common shareholders and the Board of Trustees will be deemed to have waived any non-mandatory rights of beneficial owners or trustees under the Delaware Statutory Trust Act or general trust law, and we, our common shareholders, and the Trustees (including the Delaware Trustee) shall not be subject to any applicable provisions of law pertaining to trusts that, in a manner inconsistent with the express terms of our Declaration of Trust or Bylaws, relate to or regulate (i) the filing with any court or governmental body or agency of trustee accounts or schedules of trustee fees and charges, (ii) affirmative requirements to post bonds for trustees, officers, agents or employees of a trust,(iii) the necessity for obtaining court or other governmental approval concerning the acquisition, holding or disposition of real or personal property, (iv) fees or other sums payable to trustees, officers, agents or employees of a trust, (v) the allocation of receipts and expenditures to income or principal, (vi) restrictions or limitations on the permissible nature, amount or concentration of trust investments or requirements relating to the titling, storage or other manner of holding or investing trust assets, or (vii) the establishment of fiduciary or other standards or responsibilities or limitations on the acts or powers of trustees, which are inconsistent with the limitations or liabilities or authorities and powers of Trustees as set forth or referenced in our Declaration of Trust.
Restrictions on Roll-Up Transactions
In connection with a proposed “roll-up transaction,” which, in general terms, is any transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up transaction, we will obtain an appraisal of all of our properties from an independent expert. In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with us and must be engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by us, who is qualified to perform such work. In connection with a roll-up transaction, our assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up transaction. The appraisal will assume an orderly liquidation of our assets over a 12-month period. The terms of the engagement of such independent expert will clearly state that the engagement is for our benefit and the benefit of our common shareholders. We will include a summary of the appraisal, indicating all material assumptions underlying the appraisal, in a report to the shareholders in connection with the proposed roll-up transaction. If the appraisal or a fairness opinion with respect to the appraisal will be included in a prospectus used to offer the securities of the roll-up entity, the appraisal and such fairness opinion will be filed with the SEC and the states as an exhibit to the registration statement for our Continuous Offering.
In connection with a proposed roll-up transaction, the person sponsoring the roll-up transaction must offer to the shareholders who vote against the proposal a choice of:
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accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or one of the following:

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remaining as shareholders and preserving their interests in us on the same terms and conditions as existed previously; or

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receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.

We are prohibited from participating in any proposed roll-up transaction:
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which would result in shareholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up transaction that are less than those provided in our Declaration of Trust, including rights with respect to the election and removal of trustees, annual and special meetings, amendments to our Declaration of Trust and our dissolution;
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which includes provisions that would operate as a material impediment to, or frustration of, the accumulation of Common Shares by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll-up transaction on the basis of the number of shares held by that investor;

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in which shareholders’ rights to access to records of the entity that would be created or would survive after the successful completion of the roll-up transaction will be less than those provided in our Declaration of Trust; or

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in which we would bear any of the costs of the roll-up transaction if the shareholders reject the roll-up transaction; or unless the organizational documents of the entity that would survive the roll-up transaction provide that neither its adviser nor its dealer-manager may vote or consent on matters submitted to its shareholders regarding the removal of its adviser or any transaction between it and its adviser or any of its affiliates.

Access to Records
Any common shareholder is and will be permitted access to all of our records to which they are entitled under applicable law at all reasonable times and may inspect and copy any of them for a reasonable copying charge. Inspection of our records by the office or agency administering the securities laws of a jurisdiction will be provided upon reasonable notice and during normal business hours. An alphabetical list of the names, addresses and telephone numbers of our common shareholders, along with the number of Common Shares held by each of them, is maintained as part of our books and records and will be available for inspection by any common shareholder or the shareholder’s designated agent at our office. The shareholder list is updated at least quarterly to reflect changes in the information contained therein. A copy of the list will be mailed to any common shareholder who requests the list within ten days of our receipt of the request. A shareholder may request a copy of the shareholder list for any proper and legitimate purpose, including, without limitation, in connection with matters relating to voting rights and the exercise of shareholder rights under federal proxy laws. A shareholder requesting a list will be required to pay reasonable costs of postage and duplication.
A shareholder may also request access to any other corporate records. If a proper request for the shareholder list or any other corporate records is not honored, then the requesting shareholder will be entitled to recover certain costs incurred in compelling the production of the list or other requested corporate records as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a shareholder will not have the right to, and we may require a requesting shareholder to represent that it will not, secure the shareholder list or other information for the purpose of selling or using the list for a commercial purpose not related to the requesting shareholder’s interest in our affairs. We may also require that such shareholder sign a confidentiality agreement in connection with the request.
Reports to Shareholders
Within 60 days after each fiscal quarter, we will distribute or make available by any reasonable means our quarterly report on Form 10-Q to all shareholders of record. In addition, we will distribute or make available by any reasonable means our annual report on Form 10-K to all shareholders within 120 days after the end of each calendar year, which must contain, among other things, a breakdown of the expenses reimbursed by us to our investment adviser. These reports will also be available on our website at https://www.areswms.com/solutions/asif/ and on the SEC’s website at www.sec.gov. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.
Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information, or documents, electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.
Conflict with the Investment Company Act
Our Declaration of Trust provides that, if and to the extent that any provision of Delaware law, or any provision of our Declaration of Trust conflicts with any provision of the Investment Company Act, the applicable provision of the Investment Company Act will control.

DETERMINATION OF NET ASSET VALUE
The NAV per share for each class of our outstanding Common Shares is determined monthly by dividing the value of the total assets attributable to the class minus the liabilities attributable to the class by the total number of Common Shares outstanding of the class at the date as of which the determination is made. In calculating the value of our total assets, we take the following approach.
Investments
We value our investments in accordance with Section 2(a)(41) of the Investment Company Act and Rule 2a-5 thereunder, which sets forth requirements for determining fair value in good faith. Pursuant to Rule 2a-5 under the Investment Company Act, our Board of Trustees has designated our investment adviser as its “valuation designee” to perform fair value determinations for investments held by us without readily available market quotations, subject to the oversight by our Board of Trustees. Investments for which market quotations are readily available are typically valued at such market quotations. In order to validate market quotations, the Valuation Designee looks at a number of factors to determine if the quotations are representative of fair value, including the source and nature of the quotations. Debt and equity investments that are not publicly traded or whose market prices are not readily available are valued at fair value as determined in good faith by the Valuation Designee, subject to the Board’s oversight, based on, among other things, the input of the IVPs that have been engaged to support the valuation of such portfolio investments monthly, beginning the third quarter after origination (with certain de minimis exceptions) and under a valuation policy and a consistently applied valuation process.
Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. Unrealized gains or losses primarily reflect the change in investment values, including the reversal of previously recorded unrealized gains or losses when gains or losses are realized.
Investments for which market quotations are readily available are typically valued at such market quotations. In order to validate market quotations, the Valuation Designee looks at a number of factors to determine if the quotations are representative of fair value, including the source and nature of the quotations. Debt and equity securities that are not publicly traded or whose market prices are not readily available are valued at fair value as determined in good faith by the Valuation Designee, subject to the oversight of the Board of Trustees, based on, among other things, the input of the IVPs that have been engaged to support the valuation of such portfolio investments monthly, beginning the third quarter after origination (with certain de minimis exceptions) and under a valuation policy and a consistently applied valuation process. In addition, the Fund’s independent registered public accounting firm obtains an understanding of, and performs select procedures relating to, the Fund’s investment valuation process within the context of performing the Fund’s financial statement audit.
Investments in our portfolio that do not have a readily available market are valued at fair value as determined in good faith by the Valuation Designee, as described herein. As part of the valuation process for investments that do not have readily available market prices, the Valuation Designee may take into account the following types of factors, if relevant, in determining the fair value of the Fund’s investments: the enterprise value of a portfolio company (the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time), the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to any similar publicly traded securities, changes in the interest rate environment and the credit markets, which may affect the price at which similar investments would trade in their principal markets and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent sale occurs, the Valuation Designee considers the pricing indicated by the external event to corroborate the valuation.
Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Fund’s investments may fluctuate from period to period.

Additionally, the fair value of the Fund’s investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that the Fund may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Fund was required to liquidate a portfolio investment in a forced or liquidation sale, the Fund could realize significantly less than the value at which the Fund has recorded it. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the valuations currently assigned. All investments are recorded at their fair value.
When the Valuation Designee determines the Fund’s NAV as of the last day of a month that is not also the last day of a calendar quarter, the investment adviser intends to update the value of securities with reliable market quotations to the most recent market quotation. For securities without reliable market quotations, the Valuation Designee will generally value such assets at the most recent quarterly valuation unless the Valuation Designee determines that a significant observable change has occurred since the most recent quarter end with respect to the investment (which determination may be as a result of a material event at a portfolio company, material change in market spreads, secondary market transaction in the securities of an investment or otherwise). If the Valuation Designee determines such a change has occurred with respect to one or more investments, the Valuation Designee will determine whether to update the value for each relevant investment.
Fair Value of Financial Instruments
We follow ASC 825-10, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASC 825-10”), which provides companies the option to report selected financial assets and liabilities at fair value. ASC 825-10 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities and to more easily understand the effect of our choice to use fair value on its earnings. ASC 825-10 also requires entities to display the fair value of the selected assets and liabilities on the face of the balance sheet. We have not elected the ASC 825-10 option to report selected financial assets and liabilities at fair value. With the exception of the line items entitled “other assets” and “debt,” which are reported at amortized cost, the carrying value of all other assets and liabilities approximate fair value.
We also follow ASC 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), which expands the application of fair value accounting. ASC 820-10 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosure of fair value measurements. ASC 820-10 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. ASC 820-10 requires the Fund to assume that the portfolio investment is sold in its principal market to market participants or, in the absence of a principal market, the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820-10, the Fund has considered its principal market as the market in which the Fund exits its portfolio investments with the greatest volume and level of activity. ASC 820-10 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. In accordance with ASC 820-10, these inputs are summarized in the three broad levels listed below:
Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access.
Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
In addition to using the above inputs in investment valuations, the Fund’s Valuation Designee continues to employ the net asset valuation policy and procedures that have been reviewed by our Board of Trustees in connection with their designation of our investment adviser as our valuation designee and are consistent with the provisions of Rule 2a-5 under the Investment Company Act and ASC 820-10. Consistent with its valuation policy and procedures, the Valuation Designee evaluates the source of inputs, including any markets in which the Fund’s investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. Because there may not be a readily available market value for some of the investments in the Fund’s portfolio, the fair value of a portion of the investments may be determined using unobservable inputs.
The assets and liabilities classified as Level 1 or Level 2 are typically valued based on quoted market prices, forward foreign exchange rates, dealer quotations or alternative pricing sources supported by observable inputs. The Fund’s investment adviser will obtain prices from independent pricing services which generally utilize broker quotes and may use various other pricing techniques which take into account appropriate factors such as yield, quality, coupon rate, maturity, type of issue, trading characteristics and other data. The Fund’s investment adviser is responsible for all inputs and assumptions related to the pricing of securities. The Fund’s investment adviser has internal controls in place that support its reliance on information received from third-party pricing sources. As part of its internal controls, the Fund’s investment adviser obtains, reviews, and tests information to corroborate prices received from third-party pricing sources. For any security, if market or dealer quotations are not readily available, or if the Fund’s investment adviser determines that a quotation of a security does not represent a fair value, then the security is valued at a fair value as determined in good faith by the Fund’s investment adviser and will be classified as Level 3. In such instances, the Fund’s investment adviser will use valuation techniques consistent with the market or income approach to measure fair value and will give consideration to all factors which might reasonably affect the fair value.
The portfolio investments classified as Level 3 are typically valued using two different valuation techniques. The first valuation technique is an analysis of the enterprise value (“EV”) of the portfolio company. EV means the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time. The primary method for determining EV uses a multiple analysis whereby appropriate multiples are applied to the portfolio company’s EBITDA (generally defined as net income before net interest expense, income tax expense, depreciation and amortization). EBITDA multiples are typically determined based upon review of market comparable transactions and publicly traded comparable companies, if any. The Valuation Designee may also employ other valuation multiples to determine EV, such as revenues or, in the case of certain portfolio companies in the power generation industry, kilowatt capacity. The second method for determining EV uses a discounted cash flow analysis whereby future expected cash flows of the portfolio company are discounted to determine a present value using estimated discount rates (typically a weighted average cost of capital based on costs of debt and equity consistent with current market conditions). The EV analysis is performed to determine the value of equity investments, the value of debt investments in portfolio companies where the Fund has control or could gain control through an option or warrant security, and to determine if there is credit impairment for debt investments. If debt investments are credit impaired, an EV analysis may be used to value such debt investments; however, in addition to the methods outlined above, other methods such as a liquidation or wind down analysis may be utilized to estimate EV. The second valuation technique is a yield analysis, which is typically performed for non-credit impaired debt investments in portfolio companies where the Fund does not own a controlling equity position. To determine fair value using a yield analysis, a current price is imputed for the investment based upon an assessment of the expected market yield for a similarly structured investment with a similar level of risk. In the yield analysis, the Valuation Designee considers the current contractual interest rate, the maturity and other terms of the investment relative to the risk of the company and the specific investment. A key determinant of risk, among other things, is the leverage through the investment relative to the EV of the portfolio company. As debt investments held by the Fund are substantially illiquid with no active transaction market, the Valuation Designee depends on primary market data, including newly funded transactions, as well as secondary market data with respect to high yield debt instruments and syndicated loans, as inputs in determining the appropriate market yield, as applicable.
The fair value of CLOs is estimated based on various valuation models from third-party pricing services. The provided prices are checked using internally developed models. The valuation models generally utilize discounted cash flows and take into consideration prepayment and loss assumptions, based on historical experience and projected performance, economic factors, the characteristics and condition of the underlying collateral, comparable yields for similar securities and recent trading activity. These securities are classified as Level 3. Private asset-backed securities classified as Level 3 are typically valued using two different valuation techniques. The first valuation technique is an analysis of the forecasted cash flows of the security. The forecasted cash flows take into consideration prepayment and loss assumptions, based on historical experience and projected performance, economic factors, and the characteristics and condition of the underlying collateral. For equity securities, the projected cash flows are present valued using a market discount rate to determine the fair value.
For debt securities, the analysis is used to determine if the borrower has the ability to repay its obligations. If it is determined that the borrower does have the ability to repay its obligations, the second valuation technique that is utilized is a yield analysis. To determine fair value using a yield analysis, a current price is imputed for the investment based upon an assessment of the expected market yield for a similarly structured investment with a similar level of risk. In the yield analysis, the Fund’s investment adviser considers the current contractual interest rate, the maturity and other terms of the investment relative to risk of the borrower and the specific investment. As the debt investments are substantially illiquid with no active transaction market, the Fund depends on primary market data, including newly funded transactions, as inputs in determining the appropriate market yield, as applicable.

DISTRIBUTION REINVESTMENT PLAN
We have adopted a distribution reinvestment plan, pursuant to which we will not reinvest cash distributions declared by the Board of Trustees on behalf of our common shareholders unless such shareholders elect for their shares to be automatically reinvested. As a result, if the Board of Trustees authorizes, and we declare, a cash distribution, then our common shareholders who have opted into our distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places.
No action is required on the part of a registered shareholder to have his, her or its cash distribution. In order to opt into having his, her or its cash distribution automatically reinvested in our Common Shares, shareholders can complete and execute an enrollment form or any distribution authorization form as may be available from the Fund or SS&C Technologies, Inc. (the “Plan administrator”). Participation in the distribution reinvestment plan will begin with the next distribution payable after acceptance of a participant’s subscription, enrollment or authorization. Shares will be issued under the distribution reinvestment plan as of the first calendar day of the month following the record date of the distribution.
If a shareholder seeks to terminate its participation in the distribution reinvestment plan, notice of termination must be received in writing by the Plan administrator no later than the record date fixed by the Board of Trustees for distribution to shareholders to be effective for such distribution. Any transfer of shares by a participant to a non-participant will terminate participation in the distribution reinvestment plan with respect to the transferred shares. If a participant elects to tender its Common Shares in full and such full tender is accepted by the Fund, such shareholder’s participation in the Plan will be automatically terminated as of the expiration of the applicable tender offer and any distributions due to such shareholder on or after such date will be paid in cash on the scheduled distribution payment date.
If you elect to opt into the distribution reinvestment plan, any distributions we declare will be automatically reinvested in our Common Shares. There will be no selling commissions or intermediary manager fees charged to you if you participate in the distribution reinvestment plan. We will pay the Plan administrator fees under the distribution reinvestment plan. However, all shareholders, including those who opt out of the distribution reinvestment plan, will indirectly bear such Plan administrator fees. If your Common Shares are held by a broker or other financial intermediary, you may change your election by notifying your broker or other financial intermediary of your election.
The reinvestment of distributions does not relieve a participant in the Distribution Reinvestment Plan of any income tax liability that may be payable on the distributions. Please see “Certain Material U.S. Federal Income Tax Considerations — Taxation of U.S. Shareholders — Distributions on Our Common Shares” for information regarding the potential income tax liability of participating in the Distribution Reinvestment Plan. Additionally, distributions reinvested in Common Shares increase the Fund’s gross assets on which the base management fee and inventive fee are payable to the investment adviser.
Any issuances of our Common Shares pursuant to our distribution reinvestment plan are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state.
The purchase price for shares issued under our distribution reinvestment plan will be equal to the most recent available NAV per share for such shares at the time the distribution is payable. Common Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as the Common Shares offered pursuant to our Continuous Offering.
See our Distribution Reinvestment Plan, which is filed as an exhibit to our registration statement for this offering, for more information.

PERPETUAL-LIFE BDC
We are a perpetual-life BDC. We use the term “perpetual-life BDC” to describe a BDC of indefinite duration that does not intend to complete a liquidity event within any specific time period, if at all, and whose shares of common stock are intended to be sold by the BDC monthly on a continuous basis at prices generally equal to the BDC’s monthly net asset value per share for the applicable class of common stock. As a perpetual-life BDC, our Board of Trustees does not expect to complete a liquidity event within any specific time period, if at all. A liquidity event could include a merger or another transaction approved by our Board of Trustees in which shareholders will receive cash or shares of a publicly traded company, or a sale of all or substantially all of its assets either on a complete portfolio basis or individually followed by a liquidation and distribution of cash to our common shareholders. A liquidity event also may include a sale, merger or rollover transaction with one or more affiliated investment companies managed by our investment adviser. A liquidity event involving a merger or sale of all or substantially all of our assets would require the approval of our common shareholders in accordance with the our Declaration of Trust. We do not intend to list our Common Shares on a national securities exchange.
While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by our Declaration of Trust or otherwise to effect a liquidity event at any time. Upon the occurrence of a liquidity event, if any, all Class S shares and Class D shares will automatically convert into Class I shares and the ongoing servicing fee will terminate.
Our share repurchase program may provide a limited opportunity for you to have your Common Shares repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of the share repurchase program.
FINRA Rule 2310(b)(3)(D) requires that we disclose the liquidity of prior public programs sponsored by Ares, the parent company of our investment adviser. In addition to us, Ares has sponsored the following other public programs: Ares Real Estate Income Trust Inc., Ares Industrial Real Estate Income Trust Inc., Ares Capital Corporation and Ares Core Infrastructure Fund. Ares Real Estate Income Trust Inc. and Ares Industrial Real Estate Income Trust Inc. are perpetual life vehicles and do not have a date or time period at which they expect to consider liquidity events. Ares Capital Corporation is a closed-end management investment company that has elected to be regulated as a BDC under the Investment Company Act. Ares Capital Corporation’s common stock is traded on The NASDAQ Global Select Market under the symbol “ARCC” and it does not have a date or time period at which it expects to consider a liquidity event. Ares Core Infrastructure Fund is a closed-end management investment company that has elected to be regulated as a BDC under the Investment Company Act and is a perpetual-life BDC that does not expect to complete a liquidity event within any specific time period, if at all.

REGULATION
The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.
We have elected to be regulated as a BDC under the Investment Company Act and have elected to be treated as a RIC under the Code. As with other companies regulated by the Investment Company Act, a BDC must adhere to certain substantive regulatory requirements. The Investment Company Act contains prohibitions and restrictions relating to certain transactions between BDCs and certain affiliates (including any investment advisers or sub-advisers), principal underwriters and certain affiliates of those affiliates or underwriters. Among other things, we generally cannot co-invest in any portfolio company in which a fund managed by Ares or any of its downstream affiliates (other than us and our downstream affiliates) is also co-investing. We, our investment adviser and certain of our affiliates have received the Co-Investment Exemptive Order from the SEC that permits us and other BDCs and registered closed-end management investment companies managed by Ares to co-invest in portfolio companies with each other and with affiliated investment funds. Co-investments made under the Co-Investment Exemptive Order are subject to compliance with certain conditions and other requirements, which could limit our ability to participate in co-investment transactions. We may also otherwise co-invest with funds managed by Ares or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and our investment adviser’s allocation policy. See “Regulation — Co-Investment Exemptive Order” for more information.
The Investment Company Act contains certain restrictions on certain types of investments we may make. Specifically, we may only invest up to 30% of our portfolio in entities that are not considered “eligible portfolio companies” (as defined in the Investment Company Act), including companies located outside of the United States, entities that are operating pursuant to certain exceptions under the Investment Company Act, and publicly traded entities whose public equity market capitalization exceeds the levels provided for under the Investment Company Act.
The Investment Company Act also requires that a majority of our trustees be persons other than “interested persons,” as that term is defined in Section 2(a)(19) of the Investment Company Act, referred to herein as “independent Trustees.” In addition, the Investment Company Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless that change is approved by holders of at least a majority of our outstanding voting securities. Under the Investment Company Act, the vote of holders of at least a “majority of outstanding voting securities” means the vote of the holders of the lesser of: (a) 67% or more of the outstanding Common Shares present at a meeting or represented by proxy if holders of more than 50% of the Common Shares are present or represented by proxy or (b) more than 50% of the outstanding Common Shares.
Under the Investment Company Act, we are not generally able to issue and sell our Common Shares at a price below net asset value per share. We may, however, sell our Common Shares, or warrants, options or rights to acquire our Common Shares, at a price below the current net asset value per share of our Common Shares if we comply with the provisions of Section 63(2) of the Investment Company Act, including the requirements that our Board of Trustees determine that such sale is in our best interests and the best interests of our common shareholders and our common shareholders approve such sale.
We may invest up to 100% of our assets in securities acquired directly from issuers in privately negotiated transactions. Our intention is to not write (sell) or buy put or call options to manage risks associated with the publicly traded securities of our portfolio companies. We may enter into hedging transactions to manage the risks associated with interest rate and currency fluctuations. We may purchase or otherwise receive warrants or options to purchase the common stock of our portfolio companies in connection with acquisition financings or other investments. In connection with such an acquisition, we may acquire rights to require the issuers of acquired securities or their affiliates to repurchase them under certain circumstances.
We also do not intend to acquire securities issued by any investment company that exceed the limits imposed by the Investment Company Act. Under these limits, we generally cannot acquire more than 3% of the voting stock of any investment company (as defined in the Investment Company Act), invest more than 5% of the value of our total assets in the securities of one investment company or invest more than 10% of the value of our total assets in the securities of investment companies in the aggregate unless certain conditions are met. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might subject our common shareholders to additional expenses.
In accordance with the Investment Company Act, a BDC generally is allowed to borrow amounts such that its asset coverage, calculated pursuant to the Investment Company Act, is at least 150% (or 200% if certain requirements under the Investment Company Act are not met) immediately after such borrowing. As such, we are currently allowed to borrow amounts or issue debt securities or preferred stock, which we refer to collectively as “senior securities,” such that our asset coverage, as calculated pursuant to the Investment Company Act, equals at least 150% immediately after such borrowing (i.e., we are able to borrow up to two dollars for every dollar we have in assets less all liabilities and indebtedness not represented by senior securities issued by us). On October 7, 2022, our sole initial shareholder approved a proposal that allowed us to reduce our asset coverage ratio applicable to senior securities from 200% to 150%. See “Risk Factors — Risks Relating to Our Business and Structure — Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital.”
Qualifying Assets
A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) below. Thus, under the Investment Company Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the Investment Company Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are the following:
(1)
Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions):

(a)
is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the Investment Company Act as any issuer that:

(i)
is organized under the laws of, and has its principal place of business in, the United States;

(ii)
is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the Investment Company Act; and

(iii)
does not have any class of securities listed on a national securities exchange;

(b)
is a company that meets the requirements of (a)(i) and (ii) above, but is not an eligible portfolio company because it has issued a class of securities on a national securities exchange, if:

(i)
at the time of the purchase, we own at least 50% of the (x) greatest number of equity securities of such issuer and securities convertible into or exchangeable for such securities; and (y) the greatest amount of debt securities of such issuer, held by us at any point in time during the period when such issuer was an eligible portfolio company; and

(ii)
we are one of the 20 largest holders of record of such issuer’s outstanding voting securities; or

(c)
is a company that meets the requirements of (a)(i) and (ii) above, but is not an eligible portfolio company because it has issued a class of securities on a national securities exchange, if the aggregate market value of such company’s outstanding voting and non-voting common equity is less than $250 million.

(2)
Securities of any eligible portfolio company that we control.

(3)
Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities, was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4)
Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

(5)
Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(6)
Cash, cash items, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment.

Managerial Assistance to Portfolio Companies
BDCs generally must offer to make available to the issuer of portfolio securities significant managerial assistance, by either offering, and providing if accepted, significant guidance and counsel concerning the management operations or business objectives of the portfolio company or by exercising a controlling influence over the management or policies of a portfolio company, except in circumstances where either (i) the BDC does not treat such issuer of securities as an eligible portfolio company, or (ii) the BDC purchases such securities in conjunction with one or more other persons acting together and one of the other persons in the group makes available such managerial assistance.
Temporary Investments
Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash items, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as “temporary investments,” so that 70% of our assets are qualifying assets. Typically, we invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. Government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we may not meet the Diversification Tests in order to qualify as a RIC. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our investment adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.
Indebtedness and Senior Securities
We may be permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our Common Shares if our asset coverage, calculated pursuant to the Investment Company Act, is at least equal to 150% (or 200% if certain requirements under the Investment Company Act are not met) immediately after each such issuance (i.e., we are able to borrow up to two dollars for every dollar we have in assets less all liabilities and indebtedness not represented by senior securities issued by us). In addition, while certain types of indebtedness and senior securities remain outstanding, we may be required to make provisions to prohibit distributions to our common shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, see “Risk Factors — Risks Relating to Our Business and Structure — Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital.”

Code of Ethics
We, Ares Capital Management and Ares Wealth Management Solutions, LLC have each adopted a code of ethics pursuant to Rule 17j-1 under the Investment Company Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. Our code of ethics is filed as an exhibit to our registration statement of which this prospectus is a part. For information on how to obtain a copy of the code of ethics, see “Available Information” below.
Code of Conduct
As a BDC, we are subject to certain regulatory requirements that restrict our ability to engage in certain related-party transactions. We have adopted procedures for the review, approval and monitoring of transactions that involve us and certain of our related persons. For example, we have a code of conduct that generally prohibits our executive officers or trustees from engaging in any transaction where there is a conflict between such individual’s personal interest and the interests of the Fund. Waivers to the code of conduct can generally only be obtained from the Chief Compliance Officer, the chairperson of the Board of Trustees or the chairperson of the audit committee and are publicly disclosed as required by applicable law and regulations. In addition, the audit committee is required to review and approve all related-party transactions (as defined in Item 404 of Regulation S-K).
Co-Investment Exemptive Order
We, our investment adviser and certain of our affiliates have received the Co-Investment Exemptive Order from the SEC that permits us and other BDCs and registered closed-end management investment companies managed by Ares to co-invest in portfolio companies with each other and with affiliated investment funds. Co-investments made under the Co-Investment Exemptive Order are subject to compliance with certain conditions and other requirements, which could limit our ability to participate in a co-investment transaction. We may also otherwise co-invest with funds managed by Ares or any of its downstream affiliates, subject to compliance with existing regulatory guidance, applicable regulations and our investment adviser’s allocation policy.
Proxy Voting Policies and Procedures
SEC-registered advisers that have the authority to vote (client) proxies (which authority may be implied from a general grant of investment discretion) are required to adopt policies and procedures reasonably designed to ensure that the adviser votes proxies in the best interests of its clients. Registered advisers also must maintain certain records on proxy voting. In most cases, we invest in securities that do not generally entitle us to voting rights in our portfolio companies. When we do have voting rights, we delegate the exercise of such rights to Ares Capital Management. Ares Capital Management’s proxy voting policies and procedures are summarized below:
In determining how to vote, officers of our investment adviser consult with each other and other investment professionals of Ares, taking into account our and our investors’ interests as well as any potential conflicts of interest. Our investment adviser consults with legal counsel to identify potential conflicts of interest. Where a potential conflict of interest exists, our investment adviser may, if it so elects, resolve it by following the recommendation of a disinterested third party, by seeking the direction of our independent Trustees or, in extreme cases, by abstaining from voting. While our investment adviser may retain an outside service to provide voting recommendations and to assist in analyzing votes, our investment adviser will not delegate its voting authority to any third party.
An officer of Ares Capital Management keeps a written record of how all such proxies are voted. Our investment adviser retains records of (a) proxy voting policies and procedures, (b) all proxy statements received (or it may rely on proxy statements filed on the SEC’s EDGAR system in lieu thereof), (c) all votes cast, (d) investor requests for voting information and (e) any specific documents prepared or received in connection with a decision on a proxy vote. If it uses an outside service, our investment adviser may rely on such service to maintain copies of proxy statements and records, so long as such service will provide a copy of such documents promptly upon request.
Our investment adviser’s proxy voting policies are not exhaustive and are designed to be responsive to the wide range of issues that may be subject to a proxy vote. In general, our investment adviser votes our proxies in accordance with these guidelines unless: (a) it has determined otherwise due to the specific and unusual facts and circumstances with respect to a particular vote, (b) the subject matter of the vote is not covered by these guidelines, (c) a material conflict of interest is present or (d) our investment adviser finds it necessary to vote contrary to its general guidelines to maximize shareholder value or the best interests of the Fund. In reviewing proxy issues, our investment adviser generally uses the following guidelines:
Elections of Directors:   In general, our investment adviser will vote proxies in favor of the management-proposed slate of directors. If there is a proxy fight for seats on a portfolio company’s board of directors, or our investment adviser determines that there are other compelling reasons for withholding our vote, it will determine the appropriate vote on the matter. Our investment adviser may withhold votes for directors when it (a) believes a direct conflict of interest exists between the interests of the director and the shareholders, (b) concludes that the actions of the director are unlawful, unethical or negligent or (c) believes the board is entrenched in or dealing inadequately with performance problems, and/or acting with insufficient independence between the board and management. Finally, our investment adviser may withhold votes for directors of non-U.S. issuers where there is insufficient information about the nominees disclosed in the proxy statement.
Appointment of Auditors:   We will generally rely on the judgment of the portfolio company’s audit committee in selecting the independent auditors who will provide the best services to the portfolio company. We will generally support management’s recommendation in this regard; however, we believe that independence of auditors is paramount to the protection of shareholders and will vote against auditors whose independence appears to be impaired.
Changes in Governance Structure:   Changes in the charter or bylaws of a portfolio company may be required by state or federal regulation. In general, our investment adviser will cast our votes in accordance with the management on such proposals. However, our investment adviser will consider carefully any proposal regarding a change in corporate structure that is not required by state or federal regulation.
Corporate Restructurings and Reorganizations:   We believe proxy votes dealing with corporate restructurings, including mergers and acquisitions, and reorganizations are an extension of the investment decision. Accordingly, our investment adviser will analyze such proposals on a case-by-case basis and vote in accordance with its view of our interests.
Proposals Affecting Shareholder Rights:   We will generally vote in favor of proposals that give shareholders a greater voice in the affairs of a portfolio company and oppose any measure that seeks to limit such rights. However, when analyzing such proposals, our investment adviser will balance the financial impact of the proposal against any impairment of shareholder rights as well as of our investment in the portfolio company.
Corporate Governance:   We recognize the importance of good corporate governance. Accordingly, our investment adviser will generally favor proposals that promote transparency and accountability within a portfolio company.
Anti-Takeover Measures:   Our investment adviser will evaluate, on a case-by-case basis, any proposals regarding anti-takeover measures to determine the effect such measure is likely to have on shareholder value.
Stock Splits:   Our investment adviser will generally vote with management on stock split matters.
Limited Liability of Directors:   Our investment adviser will generally vote with management on matters that could adversely affect the limited liability of directors.
Social and Corporate Responsibility:   Our investment adviser will review proposals related to social, political and environmental issues to determine whether they may adversely affect shareholder value. Our investment adviser may abstain from voting on such proposals where they do not have a readily determinable financial impact on shareholder value.

Executive and Directors Compensation:   Our investment adviser will evaluate, on a case-by-case basis, any proposals regarding stock option and compensation plans. We will generally vote against any proposed plans that we believe may result in excessive transfer of shareholder value.
Shareholders may obtain information regarding how we voted proxies with respect to our portfolio securities free of charge by making a written request for proxy voting information to our Investor Relations Department at Ares Strategic Income Fund, 245 Park Avenue, 44th Floor, New York, New York 10167, by calling us at 888-310-9352 or on the SEC’s website at www.sec.gov.
Privacy Principles
We endeavor to maintain the privacy of our recordholders and to safeguard their non-public personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.
Generally, we will not receive any non-public personal information about recordholders of our Common Shares, although certain of our recordholders’ non-public information may become available to us. The non-public personal information that we may receive falls into the following categories:
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information we receive from recordholders, whether we receive it orally, in writing or electronically. This includes recordholders’ communications to us concerning their investment;

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information about recordholders’ transactions and history with us; and

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other general information that we may obtain about recordholders, such as demographic and contact information such as address.

We disclose non-public personal information about recordholders:
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to our affiliates (such as our investment adviser and administrator) and their employees for everyday business purposes;

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to our service providers (such as our accountants, attorneys, custodians, transfer agent, underwriters and proxy solicitors) and their employees, as is necessary to service recordholder accounts or otherwise provide the applicable service;

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to comply with court orders, subpoenas, lawful discovery requests or other legal or regulatory requirements; or

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as allowed or required by applicable law or regulation.

When we share non-public recordholder personal information referred to above, the information is made available for limited business purposes and under controlled circumstances designed to protect our recordholders’ privacy. We do not permit use of recordholder information for any non-business or marketing purpose, nor do we permit third parties to rent, sell, trade or otherwise release or disclose information to any other party.
Our service providers, such as our investment adviser, administrator and transfer agent, are required to maintain physical, electronic, and procedural safeguards to protect recordholder non-public personal information, to prevent unauthorized access or use and to dispose of such information when it is no longer required.
Personnel of affiliates may access recordholder information only for business purposes. The degree of access is based on the sensitivity of the information and on personnel need for the information to service a recordholder’s account or comply with legal requirements.
If a recordholder ceases to be a recordholder, we will adhere to the privacy policies and practices as described above. We may choose to modify our privacy policies at any time. Before we do so, we will notify recordholders and provide a description of our privacy policy.

In the event of a corporate change in control resulting from, for example, a sale to, or merger with, another entity, or in the event of a sale of assets, we reserve the right to transfer non-public personal information of holders of our securities to the new party in control or the party acquiring assets.
Other
We will be periodically examined by the SEC for compliance with the Securities Act, Exchange Act and Investment Company Act, and are subject to the periodic reporting and related requirements of the Exchange Act.
We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any Trustee or officer against any liability to us or our common shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.
We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.
We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the Investment Company Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company. Our website address is https://www.areswms.com/solutions/asif/. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statement and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.
Compliance with the Sarbanes-Oxley Act of 2002
The Sarbanes-Oxley Act imposes a wide variety of regulatory requirements on publicly held companies and their insiders. Many of these requirements affect us. The Sarbanes-Oxley Act has required us to review our policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We will continue to monitor our compliance with all future regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.
Certain Securitisation Regulations
The AIFMD regulates the activities of certain private fund managers undertaking fund management activities or marketing interests in alternative investment funds to investors in the EEA or the UK. To the extent the Fund is actively marketed to investors domiciled or having their registered office in the EEA or the UK, Regulation (EU) 2017/2402, including as implemented and retained by the UK following its departure from the EU and amended from time to time (the “EU Securitisation Regulation”), may prohibit the Fund from acquiring securitization positions which do not comply with the European Union’s (“EU”) risk retention criteria, where the securities / instruments of such securitizations were issued on or after January 1, 2019. The EU’s or UK’s risk retention criteria for securitizations may not be aligned with the criteria for securitizations under the laws of other jurisdictions, where such laws exist, including under U.S. law. This could result in the Fund being prohibited from acquiring positions in certain securitizations or similar structures, whether originated in the EU or UK or otherwise, notwithstanding that such transactions would otherwise be permitted in accordance with the Fund’s investment strategy / restrictions.
The UK Securitisation Regulations were revised on November 28, 2023 to take non-UK AIFs (who have registered funds for marketing under the National Private Placement Rules in the Alternative Investment Fund Managers Regulation 2013 (UK)) out of scope if they are an institutional investor (but other direct obligations continue to apply).

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a general summary of the material U.S. federal income tax considerations applicable to an investment in the Notes. This summary does not purport to be a complete description of the U.S. federal income tax considerations applicable to such an investment. The discussion is based upon the Code, the U.S. Department of the Treasury regulations promulgated under the Code (“Treasury Regulations”) and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, potentially with retroactive effect. Investors are urged to consult their tax advisors with respect to tax considerations that pertain to their investment in the Notes.
This discussion deals only with Notes held as capital assets within the meaning of Section 1221 of the Code and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, controlled foreign corporations, passive foreign investment companies and regulated investment companies (and shareholders of such corporations), dealers in securities or currencies, traders in securities, former citizens of the United States, persons holding the Notes as a hedge against currency risks or as a position in a “straddle,” “hedge,” “constructive sale transaction” or “conversion transaction” for tax purposes, entities that are tax-exempt for U.S. federal income tax purposes, retirement plans, individual retirement accounts, tax-deferred accounts, persons subject to the alternative minimum tax, pass-through entities (including partnerships and entities and arrangements classified as partnerships for U.S. federal income tax purposes) and beneficial owners of pass-through entities, persons whose functional currency is not the U.S. dollar or persons subject to the special tax accounting rules under Section 451(b) of the Code. It also does not deal with beneficial owners of the Notes other than original purchasers of the Notes who acquire the Notes in this offering for a price equal to their original issue price (i.e., the first price at which a substantial amount of the Notes is sold other than to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers). Moreover, this discussion does not address the effect of the “unearned” net investment income surtax. Investors considering purchasing the Notes are urged to consult their tax advisors concerning the application of the U.S. federal income tax laws to their individual circumstances, as well as any consequences to such investors relating to purchasing, owning and disposing of the Notes under the laws of any other taxing jurisdiction.
For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes, (i) an individual who is (or is treated as) a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) a trust (a) subject to the control of one or more U.S. persons and the primary supervision of a court in the United States, or (b) that has a valid election (under applicable Treasury Regulations) to be treated as a U.S. person for U.S. federal income tax purposes, or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source. The term “non-U.S. Holder” means a beneficial owner of a Note that is neither a U.S. Holder nor a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes). We have not sought and will not seek any ruling from the IRS regarding the Notes. This summary does not discuss any aspects of U.S. federal estate or gift tax, or any non-U.S., state or local tax. This summary does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds any Notes, the U.S. federal income tax treatment of a partner of the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner and the partnership level. Partnerships holding Notes, and persons holding interests in such partnerships, are each urged to consult their tax advisors as to the consequences of investing in the Notes in their individual circumstances.
Taxation of Note Holders
Taxation of U.S. Holders.   If you are not a U.S. Holder, this section does not apply to you. Please see “— Taxation of Non-U.S. Holders”, below.
Qualified Stated Interest.   Payments or accruals of “qualified stated interest” on a Note generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are received (actually or constructively) or accrued, in accordance with the U.S. Holder’s regular method of tax accounting. Qualified stated interest is stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate.
Original Issue Discount.   The Notes may be issued with original issue discount for U.S. federal income tax purposes. For U.S. federal income tax purposes, the “issue price” of the Notes will equal the first price at which a substantial amount of the Notes are sold to investors, excluding sales to bond houses, brokers, or similar persons or persons acting in the capacity of underwriters, placement agents or wholesalers. The stated principal amount of the Notes (generally, the sum of all amounts a holder is entitled to receive on the Notes other than qualified stated interest) may exceed their issue price (as defined above) by an amount that equals or exceeds the statutory de minimis amount (generally 1/4 of 1% of the debt instrument’s stated principal amount multiplied by the number of complete years from its issue date to its maturity date) and, accordingly, the Notes may be issued with original issue discount for U.S. federal income tax purposes if there is such an excess.
If the Notes are issued with original issue discount, a U.S. Holder will be required to include such original issue discount in gross income, as ordinary income, as the original issue discount accrues on a constant yield basis, in advance of the receipt of the cash payment attributable to the original issue discount, regardless of such U.S. Holder’s usual method of accounting for U.S. federal income tax purposes. The amount of original issue discount included in a U.S. Holder’s gross income will increase the U.S. Holder’s adjusted tax basis in the Notes. U.S. Holders are urged to consult their tax advisors concerning the consequences of, and accrual of, original issue discount on the Notes.
A U.S. Holder generally may irrevocably elect to treat all interest on the Notes as original issue discount and calculate the amount includible in income using a constant yield basis. U.S. Holders are urged to consult their tax advisors regarding this election.
Sale, Exchange, Redemption, Retirement or Other Disposition of Notes.   Upon the sale, exchange, redemption, retirement or other disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or retirement (excluding amounts representing accrued and unpaid interest, which are treated as ordinary income) and the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will equal the U.S. Holder’s initial investment in the Note. Capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period in the Note at the time of the disposition of such Note was more than one year. Under current U.S. federal income tax law, long-term capital gains generally are taxed at reduced rates for individuals and certain other non-corporate U.S. Holders. The deductibility of capital losses is subject to limitations.
Exchange of Notes.   The exchange of notes for identical debt securities registered under the Securities Act is not expected to constitute a taxable exchange for U.S. federal income tax purposes. See “Exchange Offer; Registration Rights.” Provided the exchange does not constitute a taxable exchange for U.S. federal income tax purposes:
•
a U.S. Holder will not recognize taxable gain or loss as a result of such exchange;

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the holding period of the exchange notes a U.S. Holder will receive will include the holding period of the notes exchanged; and

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the adjusted tax basis of the exchange notes a U.S. Holder will receive will be the same as the adjusted tax basis of the notes the U.S. Holder exchange determined immediately before the registered exchange.

Taxation of Non-U.S. Holders.   If you are not a non-U.S. Holder, this section does not apply to you. Please see “— Taxation of U.S. Holders”, above.
A non-U.S. Holder generally will not be subject to U.S. federal income or withholding taxes on payments of principal or interest (and original issue discount) on a Note provided that (i) income on the Note is not effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States, (ii) in the case of interest income (or original issue discount), the recipient is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, (iii) the non-U.S. Holder does not own

(actually or constructively) 10% or more of the total combined voting power of all classes of shares of the Fund, and (iv) the U.S. payor of the interest (and original issue discount) (including us, or any intermediary who pays the interest on our behalf) does not have actual knowledge or reason to know that a holder (or such holder’s beneficial owner) is a United States person and such non-U.S. Holder provides a statement on a properly completed and executed IRS Form W-8BEN, W-8BEN-E or other applicable form signed under penalties of perjury that includes, among other requirements, its taxpayer identification number, name and address and certifies that it is not a United States person in compliance with applicable requirements, or satisfies documentary evidence requirements for establishing that it is a non-U.S. Holder.
A non-U.S. Holder that is not exempt from tax under these rules generally will be subject to U.S. federal income tax withholding on payments of interest (and original issue discount) on the Notes at a rate of 30% unless (i) the income is effectively connected with the conduct of a U.S. trade or business, in which case the interest (and original issue discount) generally will be subject to U.S. federal income tax on a net income basis as applicable to U.S. Holders generally (unless an applicable income tax treaty provides otherwise, including as described in the succeeding clause (ii)) and such non-U.S. Holder would be required in lieu of the certifications described above to provide a properly executed IRS Form W-8ECI, or (ii) an applicable income tax treaty provides for a lower rate of, or exemption from, withholding tax. To claim the benefit of an income tax treaty or to claim exemption from withholding because income is effectively connected with a U.S. trade or business, the non-U.S. Holder must timely provide the appropriate, properly executed IRS forms. These forms may be required to be periodically updated.
In the case of a non-U.S. Holder that is a corporation and that receives income that is effectively connected with the conduct of a U.S. trade or business, such income may also be subject to a branch profits tax (which is generally imposed on a non-U.S. corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to a U.S. trade or business) at a 30% rate. The branch profits tax may not apply (or may apply at a reduced rate) if the non-U.S. Holder is a qualified resident of a country with which the United States has an income tax treaty.
Generally, a non-U.S. Holder will not be subject to U.S. federal income or withholding taxes on any amount that constitutes capital gain upon the sale, exchange, redemption, retirement or other disposition of a Note, provided the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder (and, if required by an applicable income tax treaty, is not attributable to a United States “permanent establishment” maintained by the non-U.S. Holder). Non-U.S. Holders are urged to consult their tax advisors with regard to whether taxes will be imposed on capital gain in their individual circumstances.
Information Reporting and Backup Withholding.   A U.S. Holder (other than an “exempt recipient,” including a corporation and certain other persons who, when required, demonstrate their exempt status) may be subject to backup withholding on, and to information reporting requirements with respect to, payments of principal or interest (and original issue discount) on, and proceeds from the sale, exchange, redemption or retirement of, the Notes. In general, if a non-corporate U.S. Holder subject to information reporting fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, backup withholding at the applicable rate may apply. Non-U.S. Holders generally are exempt from information reporting and backup withholding, provided, if necessary, that they demonstrate their qualification for exemption. Any amounts withheld under the backup withholding rules from a payment to a beneficial owner generally would be allowed as a refund or a credit against such beneficial owner’s U.S. federal income tax provided the required information is timely furnished to the IRS.
Additional Withholding Requirements
Withholding taxes may be imposed under the provisions of the Code generally known as the Foreign Account Tax Compliance Act, or FATCA, on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on interest (and original issue discount) on, or (subject to proposed Treasury Regulations as discussed below) gross proceeds from the sale or disposition of, the Notes paid to a “foreign financial institution” or a “nonfinancial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner (by providing an IRS Form W-8BEN-E or other applicable IRS form) or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E or other applicable IRS form). If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury Regulations or other guidance, may modify these requirements. Accordingly, the entity through which the Notes are held will affect the determination of whether such withholding is required.
Information reporting requirements may apply regardless of whether withholding is required. Copies of the information returns reporting such interest and withholding also may be made available to the tax authorities in the country in which a non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.
Under the applicable Treasury Regulations, withholding under FATCA generally applies to payments of interest on the Notes from such Notes’ date of issuance. Currently effective, proposed U.S. Treasury Regulations have been issued that, when finalized, will provide for the repeal of the 30% withholding tax that would have applied to all payments of gross proceeds from the sale, exchange or disposition of stock, bonds, or other property that could give rise to dividends or interest. In the preamble to the proposed U.S. Treasury Regulations, the government provided that taxpayers may rely upon this repeal until the issuance of final U.S. Treasury Regulations. Non-U.S. Holders are urged to consult with their tax advisors regarding the application of FATCA to their ownership of the Notes. The FATCA withholding tax will apply to all withholdable payments without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable tax treaty with the United States or U.S. domestic law. If payment of this withholding tax is made, holders that are otherwise eligible for an exemption from, or reduction of, U.S. federal withholding taxes with respect to such interest or proceeds will be required to seek a credit or refund from the IRS to obtain the benefit of such exemption or reduction, if any. We will not pay additional amounts to holders of the Notes in respect of any amounts withheld.
Prospective holders are urged to consult their tax advisors regarding the potential application of withholding under FATCA to their investment in the Notes.
Investors are urged to consult their tax advisors with respect to the particular tax consequences of an investment in the Notes in their individual circumstances, including the possible effect of any pending legislation or proposed regulations.

UNDERWRITING
[To be provided by underwriters]

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR
Our securities are held under a custody agreement by U.S. Bank Trust Company, National Association. The address of the custodian is 60 Livingston Avenue, Saint Paul, MN 55107. SS&C GIDS, Inc. acts as the transfer agent, dividend paying agent and registrar for our Common Shares. The principal business address of the transfer agent is 333 West 11th Street, Kansas City, MO 64105.

BROKERAGE ALLOCATION AND OTHER PRACTICES
Since we generally acquire and dispose of our investments in privately negotiated transactions, we infrequently use brokers in the normal course of our business. Subject to policies established by our Board of Trustees, if any, our investment adviser will be primarily responsible for the execution of any publicly traded securities portfolio transactions and the allocation of brokerage commissions. Our investment adviser does not expect to execute transactions through any particular broker or dealer, but will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our investment adviser generally will seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our investment adviser may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our investment adviser determines in good faith that such commission is reasonable in relation to the services provided.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
KPMG LLP, located at 550 South Hope Street, Suite 1500, Los Angeles, California 90071, is the independent registered public accounting firm of the Fund.
The audited consolidated financial statements of the Fund included in this prospectus have been so included in reliance on the report of KPMG LLP, an independent registered public accounting firm whose report thereon is included elsewhere in this prospectus, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS
Certain legal matters in connection with our Common Shares have been passed upon for the Fund by Richards, Layton & Finger, P.A., Wilmington, Delaware. Kirkland & Ellis LLP, Los Angeles, CA and New York, NY, acts as counsel to the Fund. Certain legal matters in connection with the offering will be passed upon for the underwriters by Freshfields US LLP, New York, New York.

AVAILABLE INFORMATION
We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to the securities offered by this prospectus. The registration statement contains additional information about us and the securities being offered by this prospectus.
We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. This information is available free of charge by calling us collect at 866-324-7348, by sending an e-mail to us at wmsoperations@aresmgmt.com or on our website at https://www.areswms.com/solutions/asif/. Information contained on our website is not incorporated into this prospectus and you should not consider such information to be part of this prospectus. The SEC maintains an internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at http://www.sec.gov. In addition, each of our and our investment adviser’s code of ethics is also available on the EDGAR Database http://www.sec.gov, and copies of these codes of ethics may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm (KPMG LLP, Los Angeles, California, PCAOB ID 185)	F-2
Consolidated Statement of Assets and Liabilities as of December 31, 2024 and 2023	F-4
Consolidated Statement of Operations for the years ended December 31, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022	F-5
Consolidated Schedules of Investments as of December 31, 2024 and 2023	F-6
Consolidated Statement of Changes in Net Assets for the years ended December 31, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022	F-63
Consolidated Statement of Cash Flows for the years ended December 31, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022	F-64
Notes to Consolidated Financial Statements	F-65

Report of Independent Registered Public Accounting Firm
To the shareholders and Board of Trustees
Ares Strategic Income Fund:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of assets and liabilities of Ares Strategic Income Fund (the Fund), including the consolidated schedules of investments, as of December 31, 2024 and 2023, the related consolidated statements of operations, changes in net assets, and cash flows for the years ended December 31, 2024 and 2023 and for the period from December 5, 2022 (commencement of operations) to December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Fund as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023 and for the period from December 5, 2022 (commencement of operations) to December 31, 2022, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Fund in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Such procedures also included confirmation of securities owned as of December 31, 2024 and 2023 by correspondence with the custodians, agent banks, and brokers, or by other appropriate auditing procedures. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Fair value of investments without a readily available market value
As discussed in Notes 2 and 4 to the consolidated financial statements, the Fund measures investments at fair value using unobservable inputs and assumptions when there is not a readily available market value.

We identified the evaluation of the fair value of investments without a readily available market value as a critical audit matter. Due to inherent estimation uncertainty, a high degree of subjective auditor judgment was required to assess the judgments used regarding specific valuation assumptions, specifically, market yields used in yield analyses for debt and other interest-bearing investments and market multiples used in determining enterprise values. Changes in these assumptions could have a significant impact on the fair value of investments. Additionally, specialized skills and knowledge were required to evaluate these assumptions.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design of certain internal controls over the Fund’s process to measure the fair value of its investments without a readily available market value. These included controls related to the development of the market yield and market multiples. We also evaluated the Fund’s ability to estimate fair value by comparing a selection of prior period fair values to transaction prices of transactions occurring subsequent to the prior period valuation date. To assess management’s determination of the market yield and market multiples, for a selection of investments, we assessed these assumptions by using third-party market and industry data. For a selection of the investments, we involved valuation professionals with specialized skills and knowledge, who assisted in:
•
developing a range of market yields and market multiples using market information and comparing them to the assumptions used

•
evaluating the estimate of fair value by developing an independent estimate of fair value based upon independently developed ranges for market yields and market multiples.

/s/ KPMG LLP
We have served as the Fund’s auditor since 2022.
Los Angeles, California
March 10, 2025

ARES STRATEGIC INCOME FUND
CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES
(in thousands, except per share data)
	As of December 31,
	2024	2023
ASSETS
Investments at fair value
Non-controlled/non-affiliate company investments	$11,462,556	$2,577,558
Non-controlled affiliate company investments	86,593	—
Total investments at fair value (amortized cost of $11,482,053 and $2,556,784, respectively)	11,549,149	2,577,558
Cash and cash equivalents	165,777	57,972
Restricted cash	4,650	—
Interest receivable	110,917	18,126
Receivable for open trades	254,059	21,971
Other assets	65,362	29,925
Total assets	$12,149,914	$2,705,552
LIABILITIES
Debt	$4,527,184	$710,325
Base management fee payable	6,272	1,851
Income based fee payable	15,830	4,606
Capital gains incentive fee payable	13,324	3,162
Interest and facility fees payable	58,448	1,656
Payable for open trades	1,537,150	199,602
Accounts payable and other liabilities	45,218	9,089
Distribution payable	45,138	13,645
Distribution and servicing fee payable	654	224
Total liabilities	6,249,218	944,160
Commitments and contingencies (Note 7)
NET ASSETS
Common shares, par value $0.01 per share, unlimited common shares authorized; 213,687 and 64,721 common shares issued and outstanding, respectively	2,137	647
Capital in excess of par value	5,797,967	1,719,185
Accumulated undistributed earnings	100,592	41,560
Total net assets	5,900,696	1,761,392
Total liabilities and net assets	$12,149,914	$2,705,552
NET ASSET VALUE PER SHARE
Class I Shares:
Net assets	$4,761,183	$1,413,632
Common shares outstanding ($0.01 par value, unlimited shares authorized)	172,421	51,943
Net asset value per share	$27.61	$27.22
Class S Shares:
Net assets	$814,414	$298,608
Common shares outstanding ($0.01 par value, unlimited shares authorized)	29,493	10,972
Net asset value per share	$27.61	$27.22
Class D Shares:
Net assets	$325,099	$49,152
Common shares outstanding ($0.01 par value, unlimited shares authorized)	11,773	1,806
Net asset value per share	$27.61	$27.22
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands)
	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the period from December 5, 2022 (commencement of operations) to December 31, 2022
INVESTMENT INCOME:
From non-controlled/non-affiliate company investments:
Interest income	$529,824	$108,040	$183
Dividend income	6,650	277	—
Other income	13,636	1,492	—
Total investment income from non-controlled/non-affiliate company investments	550,110	109,809	183
From non-controlled affiliate company investments:
Interest income	4,038	—	—
Other income	61	—	—
Total investment income from non-controlled affiliate company investments	4,099	—	—
Total investment income	554,209	109,809	183
EXPENSES:
Interest and credit facility fees	141,497	24,798	118
Base management fee	46,991	9,713	130
Income based fee	43,324	7,622	—
Capital gains incentive fee	10,219	3,162	—
Offering expenses	3,864	4,123	—
Shareholder servicing and distribution fees
Class S	5,028	657	—
Class D	364	36	—
Administrative and other fees	5,794	3,018	—
Organization expenses	—	—	788
Other general and administrative	8,686	4,009	404
Total expenses	265,767	57,138	1,440
Expense support (Note 3)	(36,744)	(16,762)	(1,449)
Net expenses	229,023	40,376	(9)
NET INVESTMENT INCOME BEFORE INCOME TAXES	325,186	69,433	192
Income tax expense, including excise tax	787	946	9
NET INVESTMENT INCOME	324,399	68,487	183
REALIZED AND UNREALIZED GAINS (LOSSES) ON INVESTMENTS AND FOREIGN CURRENCY TRANSACTIONS:
Net realized gains (losses):
Non-controlled/non-affiliate company investments	16,710	6,381	54
Non-controlled affiliate company investments	1	—	—
Foreign currency transactions	1,203	(126)	—
Net realized gains	17,914	6,255	54
Net unrealized gains (losses):
Non-controlled/non-affiliate company investments	49,237	20,415	(311)
Non-controlled affiliate company investments	4,220	—	—
Foreign currency transactions	10,346	(1,118)	—
Net unrealized gains (losses)	63,803	19,297	(311)
Net realized and unrealized gains (losses) on investments and foreign currency transactions	81,717	25,552	(257)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$406,116	$94,039	$(74)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
Software and Services
Access CIG, LLC	First lien senior secured loan	9.59%	SOFR (Q)	5.00%		08/2028		$33,812.6	$33,697.7	$34,108.5(2)(7)
Actfy Buyer, Inc.(10)	First lien senior secured loan	9.36%	SOFR (M)	5.00%		05/2031		29,925.0	29,383.8	29,925.0(2)(7)(12)
Activate Holdings (US) Corp. and CrossPoint Capital AS SPV, LP(10)	First lien senior secured loan	9.58%	SOFR (Q)	5.25%		07/2030		20,762.4	20,394.1	20,762.4(2)(5)(7)(12)
	Limited partnership interests				10/2023		100,000		110.5	143.7(2)(5)(12)
									20,504.6	20,906.1
AI Titan Parent, Inc.(10)	First lien senior secured loan	9.11%	SOFR (M)	4.75%		08/2031		53,245.3	52,738.9	52,712.8(2)(7)(12)
Applied Systems, Inc.	First lien senior secured loan	7.33%	SOFR (Q)	3.00%		02/2031		22,937.4	22,965.6	23,143.4(2)
Aptean, Inc. and Aptean Acquiror Inc.(10)	First lien senior secured loan	9.58%	SOFR (Q)	5.00%		01/2031		39,005.4	38,678.2	39,005.4(2)(7)(12)
Artifact Bidco, Inc.(10)	First lien senior secured loan	8.83%	SOFR (Q)	4.50%		07/2031		24,848.9	24,615.8	24,848.9(2)(7)(12)
Asurion, LLC	First lien senior secured loan	7.72%	SOFR (M)	3.25%		12/2026		26,212.8	26,202.3	26,186.0(2)
	First lien senior secured loan	7.72%	SOFR (M)	3.25%		07/2027		13,870.0	13,830.0	13,824.5(2)
									40,032.3	40,010.5
BCPE Pequod Buyer, Inc.(10)	First lien senior secured loan	7.81%	SOFR (Q)	3.50%		11/2031		30,048.0	29,897.8	30,268.0
BCTO Ignition Purchaser, Inc.	First lien senior secured loan	13.63% PIK	SOFR (Q)	9.00%		10/2030		18,115.4	17,767.8	18,115.4(2)(5)(7)(12)
BEP Intermediate Holdco, LLC	First lien senior secured loan	7.61%	SOFR (M)	3.25%		04/2031		19,259.4	19,287.9	19,367.9(2)
Bizzdesign Holding BV	First lien senior secured loan	9.20%	Euribor (Q)	6.50%		10/2031		2,847.5	2,814.3	2,847.5(2)(5)(7)(12)
Bobcat Purchaser, LLC and Bobcat Topco, L.P.(10)	First lien senior secured loan	9.07%	SOFR (Q)	4.75%		06/2030		13,236.7	12,979.0	13,236.7(2)(7)(12)
	Class A-1 units				06/2023		113,541		113.5	115.2(12)
									13,092.5	13,351.9
Boost Newco Borrower, LLC	First lien senior secured loan	6.83%	SOFR (Q)	2.50%		01/2031		22,344.0	22,374.6	22,432.5(2)
Cast & Crew LLC	First lien senior secured loan	8.11%	SOFR (M)	3.75%		12/2028		9,974.3	9,721.8	9,651.7(2)(7)
CBTS Borrower, LLC and CBTS TopCo, L.P.(10)	First lien senior secured loan	12.50%	SOFR (Q)	8.00%		12/2030		7,700.0	7,320.3	7,315.0(7)(12)
	Series A-2 preferred shares				12/2024		1,200,000		1,200.0	1,200.0(12)
									8,520.3	8,515.0
CCC Intelligent Solutions Inc.	First lien senior secured loan	6.72%	SOFR (M)	2.25%		09/2028		10,929.3	10,940.0	10,960.6(2)(5)(7)
Centralsquare Technologies, LLC and Supermoose Newco, Inc.(10)	First lien senior secured revolving loan					04/2030		—	—	—(2)(7)(8)(12)
	First lien senior secured loan	10.63% (3.50% PIK)	SOFR (M)	6.25%		04/2030		38,765.9	37,933.8	38,765.9(2)(7)(12)
	Series A preferred stock	15.00% PIK			04/2024		22,759		24,610.9	25,293.7(2)(12)
									62,544.7	64,059.6
Cloud Software Group, Inc. and Picard Parent, Inc.	First lien senior secured loan	7.83%	SOFR (Q)	3.50%		03/2029		55,291.9	54,057.9	55,411.4(2)(7)
	First lien senior secured loan	8.08%	SOFR (Q)	3.75%		03/2031		54,517.2	54,415.5	54,633.9(2)(7)
	First lien senior secured notes	8.25%				06/2032		100.0	100.0	103.1(2)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
	Second lien senior secured notes	9.00%				09/2029		13,100.0	13,100.0	13,300.3(2)
									121,673.4	123,448.7
Conservice Midco, LLC	First lien senior secured loan	7.86%	SOFR (M)	3.50%		05/2027		36,118.3	36,128.4	36,344.0(2)
	Second lien senior secured loan	9.61%	SOFR (M)	5.25%		05/2028		17,234.2	17,234.2	17,234.2(2)(12)
									53,362.6	53,578.2
Coupa Holdings, LLC and Coupa Software Incorporated(10)	First lien senior secured loan	10.09%	SOFR (Q)	5.50%		02/2030		4,567.2	4,483.0	4,567.2(2)(7)(12)
Databricks, Inc.(10)	First lien senior secured loan	8.81%	SOFR (S)	4.50%		12/2030		3,278.7	3,262.3	3,262.3(12)
Diligent Corporation(10)	First lien senior secured revolving loan					08/2030		—	—	—(2)(7)(8)(12)
	First lien senior secured loan	10.09%	SOFR (S)	5.00%		08/2030		20,988.5	20,848.0	20,988.5(2)(7)(12)
									20,848.0	20,988.5
DriveCentric Holdings, LLC(10)	First lien senior secured loan	9.27%	SOFR (Q)	4.75%		08/2031		16,646.0	16,488.6	16,479.6(2)(7)(12)
Echo Purchaser, Inc.(10)	First lien senior secured revolving loan	12.00%	Base Rate (Q)	4.50%		11/2029		2,704.5	2,639.9	2,704.5(2)(7)(12)
	First lien senior secured loan	9.86%	SOFR (M)	5.50%		11/2029		25,987.5	25,563.5	25,987.5(2)(7)(12)
									28,203.4	28,692.0
ECi Macola/MAX Holding, LLC	First lien senior secured loan	7.58%	SOFR (Q)	3.25%		05/2030		13,310.6	13,357.9	13,424.3(2)(7)
Eclipse Topco, Inc., Eclipse Investor Parent, L.P. and Eclipse Buyer, Inc.(10)	First lien senior secured loan	9.26%	SOFR (M)	4.75%		09/2031		116,367.5	115,257.0	115,203.8(2)(7)(12)
	Preferred units	12.50% PIK			09/2024		304		3,098.9	3,096.5(2)(12)
	Class A common units				09/2024		261		261.0	261.0(2)(12)
									118,616.9	118,561.3
Edmunds Govtech, Inc.(10)	First lien senior secured revolving loan	8.33%	SOFR (Q)	4.00%		02/2030		301.4	296.3	301.4(2)(7)(12)
	First lien senior secured loan	9.33%	SOFR (Q)	5.00%		02/2031		3,122.9	3,068.0	3,122.9(2)(7)(12)
									3,364.3	3,424.3
Ensono, Inc.	First lien senior secured loan	8.47%	SOFR (M)	4.00%		05/2028		33,339.6	33,093.1	33,291.9(2)(7)
Epicor Software Corporation	First lien senior secured loan	7.11%	SOFR (M)	2.75%		05/2031		38,767.3	38,721.2	39,013.5(2)(7)
eResearch Technology, Inc.	First lien senior secured loan	8.36%	SOFR (M)	4.00%		02/2027		73,056.4	72,289.6	73,444.3(2)(7)
	Second lien senior secured loan	12.46%	SOFR (M)	8.00%		02/2028		8,904.5	8,506.1	8,904.5(2)(12)
									80,795.7	82,348.8
Finastra USA, Inc., DH Corporation/ Societe DH, and Finastra Europe S.A R.L.(10)	First lien senior secured loan	11.65%	SOFR (Q)	7.25%		09/2029		22,480.5	22,127.0	22,480.5(2)(5)(7)(12)
Genesys Cloud Services Holdings I, LLC	First lien senior secured loan	7.36%	SOFR (M)	3.00%		12/2027		31,815.5	31,846.4	32,054.1(2)(7)
Guidepoint Security Holdings, LLC(10)	First lien senior secured loan	10.36%	SOFR (M)	6.00%		10/2029		6,070.2	5,973.6	6,070.2(2)(7)(12)
	First lien senior secured loan	10.36%	SOFR (M)	6.00%		10/2029		2,164.2	2,131.8	2,164.2(7)(12)
									8,105.4	8,234.4
Hakken Midco B.V.(10)	First lien senior secured loan	10.80%	Euribor (S)	7.25%		07/2030		4,732.3	4,889.4	4,732.3(2)(5)(7)(12)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
Hyland Software, Inc.(10)	First lien senior secured revolving loan					09/2029		—	—	—(2)(7)(8)(12)
	First lien senior secured loan	10.36%	SOFR (M)	6.00%		09/2030		23,658.1	23,367.4	23,658.1(2)(7)(12)
									23,367.4	23,658.1
Icefall Parent, Inc.(10)	First lien senior secured loan	10.86%	SOFR (M)	6.50%		01/2030		11,140.8	10,951.6	11,140.8(7)(12)
Idemia Group S.A.S.	First lien senior secured loan	8.58%	SOFR (Q)	4.25%		09/2028		3,950.2	3,921.5	3,989.7(2)(5)(7)
Idera, Inc.	First lien senior secured loan	8.07%	SOFR (Q)	3.50%		03/2028		12,277.3	12,110.1	12,034.8(2)(7)
Imprivata, Inc.	First lien senior secured loan	8.09%	SOFR (Q)	3.50%		12/2027		21,285.3	21,370.9	21,391.8(2)(7)
Inmar, Inc.	First lien senior secured loan	9.36%	SOFR (M)	5.00%		10/2031		17,282.3	17,197.6	17,309.3(2)(7)
Instructure Holdings, INC.	First lien senior secured loan	7.52%	SOFR (Q)	3.00%		11/2031		32,000.0	31,983.7	32,089.9(2)(5)
	First lien senior secured loan	9.52%	SOFR (Q)	5.00%		11/2032		1,000.0	1,012.5	1,013.8(5)
									32,996.2	33,103.7
Internet Truckstop Group LLC(10)	First lien senior secured loan	10.48%	SOFR (Q)	6.00%		04/2027		33,285.0	33,014.6	32,952.1(2)(7)(12)
Leia Finco US LLC	First lien senior secured loan	7.89%	SOFR (Q)	3.25%		10/2031		23,400.0	23,265.9	23,359.8(2)(5)
	Second lien senior secured loan	9.89%	SOFR (Q)	5.25%		10/2032		12,962.0	12,753.8	12,810.7(2)(5)
									36,019.7	36,170.5
Magellan Topco(10)	First lien senior secured loan	9.14%	Euribor (Q)	6.25%		10/2031		862.9	879.2	862.9(2)(5)(7)(12)
Marcel Bidco LLC	First lien senior secured loan	7.81%	SOFR (M)	3.50%		11/2030		11,541.4	11,494.5	11,685.6(2)(5)(7)(12)
McAfee Corp.	First lien senior secured loan	7.37%	SOFR (S)	3.00%		03/2029		25,373.1	25,367.6	25,366.8(2)(7)
Mermaid Bidco Inc.	First lien senior secured loan	7.80%	SOFR (Q)	3.25%		07/2031		18,795.5	18,811.7	18,877.9(2)
Metatiedot Bidco OY and Metatiedot US, LLC(10)	First lien senior secured revolving loan	8.49%	Euribor (Q)	5.50%		11/2030		200.2	184.4	180.4(2)(5)(7)(12)
	First lien senior secured loan	8.49%	Euribor (Q)	5.50%		11/2031		6,510.4	6,527.6	6,397.8(2)(5)(7)(12)
	First lien senior secured loan	10.02%	SOFR (Q)	5.50%		11/2031		4,671.9	4,602.7	4,601.8(2)(5)(7)(12)
									11,314.7	11,180.0
MH Sub I, LLC (Micro Holding Corp.)	First lien senior secured loan	8.58%	SOFR (S)	4.25%		12/2031		22,876.3	22,418.8	22,654.6(7)
	First lien senior secured loan	8.82%	SOFR (M)	4.25%		05/2028		24,683.0	24,676.9	24,678.5(7)
									47,095.7	47,333.1
Mitchell International, Inc.	First lien senior secured loan	7.61%	SOFR (M)	3.25%		06/2031		22,144.5	22,000.9	22,126.3(2)(7)
	Second lien senior secured loan	9.61%	SOFR (M)	5.25%		06/2032		29,965.0	29,738.3	29,571.9(2)(7)
									51,739.2	51,698.2
Mosel Bidco SE	First lien senior secured loan	8.83%	SOFR (Q)	4.50%		09/2030		8,112.1	8,109.2	8,193.2(2)(5)(7)(12)
Netsmart, Inc. and Netsmart Technologies, Inc.(10)	First lien senior secured loan	9.56% (2.70% PIK)	SOFR (M)	5.20%		08/2031		78,642.1	77,903.1	77,855.6(2)(7)(12)
North Star Acquisitionco, LLC and Toucan Bidco Limited(10)	First lien senior secured loan	9.08%	SOFR (Q)	4.75%		05/2029		12,571.4	12,516.9	12,553.9(2)(5)(7)(12)
	First lien senior secured loan	9.45%	NIBOR (Q)	4.75%		05/2029		2,360.4	2,436.2	2,360.4(2)(5)(12)
	First lien senior secured loan	9.45%	SONIA (Q)	4.75%		05/2029		1,534.5	1,534.4	1,534.5(2)(5)(7)(12)
	First lien senior secured loan	9.70%	SONIA (Q)	5.00%		05/2029		708.7	705.6	701.4(2)(5)(7)(12)
									17,193.1	17,150.2
Open Text Corporation	First lien senior secured loan	6.11%	SOFR (M)	1.75%		01/2030		8,008.1	8,008.1	8,004.1(5)(7)
Particle Luxembourg S.a.r.l.	First lien senior secured loan	8.42%	SOFR (M)	4.00%		03/2031		9,528.0	9,551.3	9,593.6(2)(5)
Planview Parent, Inc.	First lien senior secured loan	7.83%	SOFR (Q)	3.50%		12/2027		31,057.2	31,059.2	31,243.8(2)
Polaris Newco, LLC	First lien senior secured loan	8.85%	SOFR (Q)	4.00%		06/2028		32,946.5	32,826.1	32,980.1(2)(7)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
Project Alpha Intermediate Holding, Inc. and Qlik Parent, Inc.	First lien senior secured loan	7.58%	SOFR (Q)	3.25%		10/2030		17,000.0	16,957.5	17,098.3(7)
	First lien senior secured loan	7.58%	SOFR (Q)	3.25%		10/2030		8,973.3	9,007.0	9,025.2(7)
									25,964.5	26,123.5
Project Boost Purchaser, LLC	First lien senior secured loan	8.15%	SOFR (Q)	3.50%		07/2031		52,769.4	52,692.8	53,081.3(2)
	Second lien senior secured loan	9.90%	SOFR (Q)	5.25%		07/2032		7,670.2	7,642.5	7,814.0(2)
									60,335.3	60,895.3
Proofpoint, Inc.	First lien senior secured loan	7.36%	SOFR (M)	3.00%		08/2028		60,072.8	60,099.9	60,320.9(2)(7)
PushPay USA Inc.	First lien senior secured loan	8.83%	SOFR (Q)	4.50%		08/2031		31,846.0	31,814.2	32,005.2(2)(12)
QBS Parent, Inc.(10)	First lien senior secured loan	9.27%	SOFR (Q)	4.75%		11/2031		13,431.2	13,365.5	13,364.0(2)(7)(12)
Qualtrics Acquireco, LLC	First lien senior secured loan	7.08%	SOFR (Q)	2.75%		06/2030		19,343.3	19,331.7	19,464.2(2)
RealPage, Inc.	First lien senior secured loan	8.08%	SOFR (Q)	3.75%		04/2028		33,000.0	32,835.0	33,082.5(7)
	First lien senior secured loan	7.59%	SOFR (Q)	3.00%		04/2028		18,929.1	18,813.7	18,873.2(2)(7)
									51,648.7	51,955.7
Rocket Software, Inc.	First lien senior secured loan	8.61%	SOFR (M)	4.25%		11/2028		30,005.0	30,066.5	30,192.5(2)(7)
Runway Bidco, LLC(10)	First lien senior secured loan	9.33%	SOFR (S)	5.00%		12/2031		1,946.5	1,927.1	1,927.0(2)(7)(12)
Sapphire Software Buyer, Inc.(10)	First lien senior secured loan	9.75% (3.00% PIK)	SOFR (S)	5.50%		09/2031		47,334.5	46,881.8	46,861.1(2)(7)(12)
Sedgwick Claims Management Services, Inc.	First lien senior secured loan	7.59%	SOFR (Q)	3.00%		07/2031		50,382.9	50,360.7	50,634.8(2)
Severin Acquisition, LLC(10)	First lien senior secured loan	9.36% (2.25% PIK)	SOFR (M)	5.00%		10/2031		112,313.2	111,236.6	111,190.0(2)(7)(12)
Sophia, L.P.	First lien senior secured loan	7.36%	SOFR (M)	3.00%		10/2029		15,202.5	15,139.2	15,289.9(2)(7)
	Second lien senior secured loan	9.11%	SOFR (M)	4.75%		11/2032		12,000.0	11,970.3	12,200.0(2)(7)
									27,109.5	27,489.9
Spaceship Purchaser, Inc.(10)	First lien senior secured loan	9.33%	SOFR (Q)	5.00%		10/2031		104,275.0	103,263.6	103,232.2(2)(7)(12)
Spark Purchaser, Inc.(10)	First lien senior secured loan	9.83%	SOFR (Q)	5.50%		04/2031		17,254.1	16,946.0	17,254.1(2)(7)(12)
Superman Holdings, LLC(10)	First lien senior secured loan	8.86%	SOFR (M)	4.50%		08/2031		39,579.9	39,391.7	39,382.0(2)(7)(12)
Tenable Holdings, Inc.	First lien senior secured loan	7.22%	SOFR (M)	2.75%		07/2028		5,374.7	5,376.8	5,390.4(2)(5)(7)
Transit Technologies LLC(10)	First lien senior secured loan	9.17%	SOFR (S)	4.75%		08/2031		10,947.7	10,843.9	10,838.2(2)(7)(12)
UserZoom Technologies, Inc.	First lien senior secured loan	12.75%	SOFR (S)	7.50%		04/2029		634.4	621.4	628.1(2)(7)(12)
Victors Purchaser, LLC and WP Victors Co-Investment, L.P.(10)	First lien senior secured revolving loan	8.26%	CORRA (Q)	4.75%		08/2031		1,012.6	948.5	922.4(2)(7)(12)
	First lien senior secured loan	9.08%	SOFR (Q)	4.75%		08/2031		49,849.0	49,377.6	49,350.6(2)(7)(12)
	Partnership units				08/2024		1,807,000		1,809.9	1,913.6(2)(12)
									52,136.0	52,186.6

Viper Bidco, Inc.(10)	First lien senior secured loan	9.52%	SOFR (S)	5.00%		11/2031		14,928.7	14,781.8	14,779.4(2)(7)(12)
	First lien senior secured loan	9.70%	SONIA (M)	5.00%		11/2031		8,634.1	8,613.0	8,547.7(2)(7)(12)
									23,394.8	23,327.1
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
VS Buyer, LLC	First lien senior secured loan	7.12%	SOFR (M)	2.75%		04/2031		7,561.5	7,544.4	7,608.7(2)
Wellington Bidco Inc. and Wellington TopCo LP(10)	First lien senior secured revolving loan	9.33%	SOFR (Q)	5.00%		06/2030		1,189.7	1,111.2	1,189.7(2)(7)(12)
	First lien senior secured loan	9.33%	SOFR (Q)	5.00%		06/2030		51,464.7	50,999.3	51,464.7(2)(7)(12)
	Class A-2 preferred units	8.00% PIK			06/2024		2,106,000		2,203.3	2,188.1(2)(12)
									54,313.8	54,842.5
ZocDoc, Inc.	First lien senior secured loan	11.02%	SOFR (Q)	6.50%		05/2029		32,500.0	31,146.5	32,500.0(7)(12)
Zuora, Inc.	First lien senior secured loan	7.83%	SOFR (S)	3.50%		12/2031		20,000.0	19,900.0	19,900.0(12)
									2,500,140.4	2,516,102.5	42.64%
Health Care Equipment and Services
Aerin Medical Inc.(10)	First lien senior secured loan	11.06%	SOFR (S)	6.75%		12/2030		14,044.1	13,674.7	13,903.7(7)(12)
	Series G preferred shares				12/2024		943,034		1,106.0	1,106.2(2)(12)
									14,780.7	15,009.9
Agiliti Health, Inc.	First lien senior secured loan	7.38%	SOFR (Q)	3.00%		05/2030		17,758.3	17,636.5	17,403.1(2)(5)
Amerivet Partners Management, Inc. and AVE Holdings LP(10)	Subordinated loan	16.50% PIK				12/2030		35,663.0	34,167.3	34,100.7(2)(12)
	Class A units				03/2024		1,575		1,575.0	195.4(2)(12)
	Class C units				11/2023		3,849		768.4	9.9(2)(12)
									36,510.7	34,306.0
Amethyst Radiotherapy Group B.V.(10)	First lien senior secured loan	8.31%	Euribor (Q)	5.25%		04/2031		2,070.9	2,077.4	2,070.9(2)(5)(7)(12)
Artivion, Inc.(10)	First lien senior secured revolving loan	8.59%	SOFR (Q)	4.00%		01/2030		1,983.0	1,899.6	1,983.0(2)(5)(7)(12)
	First lien senior secured loan	11.09%	SOFR (Q)	6.50%		01/2030		26,884.3	26,317.8	26,884.3(2)(5)(7)(12)
									28,217.4	28,867.3
athenahealth Group Inc.	First lien senior secured loan	7.61%	SOFR (M)	3.25%		02/2029		54,425.7	53,703.9	54,483.9(7)
Avalign Holdings, Inc. and Avalign Technologies, Inc.(10)	First lien senior secured revolving loan	10.85%	SOFR (M)	6.50%		12/2028		1,032.1	975.3	791.3(2)(7)(12)
	First lien senior secured loan	11.76% (3.63% PIK)	SOFR (Q)	7.25%		12/2028		26,848.0	26,403.5	24,968.6(2)(7)(12)
									27,378.8	25,759.9
Bracket Intermediate Holding Corp.	First lien senior secured loan	8.58%	SOFR (Q)	4.25%		05/2028		33,483.7	33,419.1	33,734.8(2)(7)
Charlotte Buyer, Inc.	First lien senior secured loan	9.14%	SOFR (M)	4.75%		02/2028		17,456.2	17,467.7	17,547.9(2)(7)
CNT Holdings I Corp	First lien senior secured loan	8.09%	SOFR (Q)	3.50%		11/2027		49,463.4	49,486.7	49,727.5(2)(7)
Confluent Medical Technologies, Inc.	First lien senior secured loan	7.85%	SOFR (Q)	3.25%		02/2029		30,478.6	30,517.4	30,592.9(2)(7)
Cradle Lux Bidco S.A.R.L.(10)	First lien senior secured loan	10.09%	SOFR (S)	5.50%		11/2031		3,267.1	3,202.7	3,201.7(2)(5)(7)(12)
	First lien senior secured loan	8.28%	Euribor (S)	5.50%		11/2031		9,190.1	9,189.4	9,006.3(2)(5)(7)(12)
									12,392.1	12,208.0
Electron Bidco Inc.	First lien senior secured loan	7.11%	SOFR (M)	2.75%		11/2028		41,900.7	41,878.6	42,021.3(2)(7)
Empower Payments Investor, LLC(10)	First lien senior secured loan	8.86%	SOFR (M)	4.50%		03/2031		12,233.1	12,016.7	12,233.1(2)(7)(12)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
Ensemble RCM, LLC	First lien senior secured loan	7.59%	SOFR (Q)	3.00%		08/2029		35,127.8	35,100.2	35,351.9(2)
Envisage Management Ltd(10)	First lien senior secured loan	9.74% (2.00% PIK)	SONIA (Q)	5.00%		04/2031		3,146.9	3,092.7	3,146.9(2)(5)(7)(12)
	First lien senior secured loan	12.22% (2.00% PIK)	SONIA (Q)	7.50%		04/2031		2,258.6	2,262.8	2,258.6(2)(5)(7)(12)
									5,355.5	5,405.5
Financiere Mendel	First lien senior secured loan	7.77%	SOFR (Q)	3.25%		11/2030		7,940.0	7,877.1	7,979.7(5)
Gainwell Acquisition Corp.	First lien senior secured loan	8.43%	SOFR (Q)	4.00%		10/2027		25,453.7	24,640.6	24,598.2(2)(7)
Hanger, Inc.(10)	First lien senior secured loan	7.86%	SOFR (M)	3.50%		10/2031		58,747.1	58,604.7	59,261.2(2)
HuFriedy Group Acquisition LLC(10)	First lien senior secured revolving loan					05/2030		—	—	—(2)(7)(8)(12)
	First lien senior secured loan	9.99%	SOFR (Q)	5.50%		05/2031		56,763.1	55,772.1	56,763.1(2)(7)(12)
									55,772.1	56,763.1
Lifepoint Health Inc	First lien senior secured loan	8.41%	SOFR (S)	3.75%		05/2031		14,465.0	14,417.0	14,505.2(2)
LivTech Purchaser, Inc.(10)	First lien senior secured loan	9.01%	SOFR (S)	4.50%		11/2031		3,844.4	3,806.5	3,805.9(7)(12)
Mamba Purchaser, Inc.	First lien senior secured loan	7.36%	SOFR (M)	3.00%		10/2028		31,370.8	31,301.6	31,488.4(2)(7)
Medline Borrower, LP	First lien senior secured loan	6.61%	SOFR (M)	2.25%		10/2028		59,881.7	59,874.6	60,042.8(2)(7)
Next Holdco, LLC(10)	First lien senior secured loan	10.27%	SOFR (Q)	5.75%		11/2030		5,742.8	5,670.5	5,742.8(2)(7)(12)
Nomi Health, Inc.	First lien senior secured loan	12.84%	SOFR (Q)	8.25%		07/2028		18,611.2	18,181.0	18,425.1(2)(7)(12)
	Warrant to purchase Series B preferred stock				07/2023	07/2033	10,142		—	0.1(2)(12)
	Warrant to purchase Class A common stock				06/2024	06/2034	22,661		—	74.8(2)(12)
									18,181.0	18,500.0
Option Care Health Inc	First lien senior secured loan	6.61%	SOFR (M)	2.25%		10/2028		4,792.6	4,792.0	4,815.4(5)(7)
Paragon 28, Inc. and Paragon Advanced Technologies, Inc.(10)	First lien senior secured revolving loan	8.59%	SOFR (Q)	4.00%		11/2028		0.5	0.5	0.5(2)(5)(7)(12)
	First lien senior secured loan	11.34%	SOFR (Q)	6.75%		11/2028		21,214.9	20,806.4	21,214.9(2)(5)(7)(12)
									20,806.9	21,215.4
PointClickCare Technologies Inc.	First lien senior secured loan	7.58%	SOFR (Q)	3.25%		11/2031		30,223.8	30,284.3	30,374.9(2)(5)
Project Ruby Ultimate Parent Corp.	First lien senior secured loan	7.47%	SOFR (M)	3.00%		03/2028		36,000.0	36,105.6	36,127.4(2)
Radnet Management, Inc.	First lien senior secured loan	6.77%	SOFR (Q)	2.25%		04/2031		23,212.8	23,155.2	23,308.2(2)(5)
Raven Acquisition Holdings, LLC(10)	First lien senior secured loan	7.61%	SOFR (M)	3.25%		11/2031		48,121.6	47,962.4	48,200.0(2)
RegionalCare Hospital Partners Holdings, Inc.	First lien senior secured loan	7.96%	SOFR (S)	3.50%		05/2031		10,877.7	10,891.0	10,891.3(2)
Resonetics, LLC	First lien senior secured loan	7.60%	SOFR (S)	3.25%		06/2031		29,652.7	29,661.4	29,808.7(2)(7)
Select Medical Corporation	First lien senior secured loan	6.53%	SOFR (S)	2.00%		11/2031		5,500.0	5,493.2	5,511.4(2)(5)
Sharp Midco LLC	First lien senior secured loan	7.58%	SOFR (Q)	3.25%		12/2028		30,233.2	30,207.0	30,479.0(2)
Sotera Health Holdings, LLC	First lien senior secured loan	7.84%	SOFR (Q)	3.25%		05/2031		5,796.9	5,770.3	5,800.6(2)(5)
Surgery Center Holdings, Inc.	First lien senior secured loan	7.09%	SOFR (M)	2.75%		12/2030		34,538.1	34,605.7	34,774.0(2)(5)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
United Digestive MSO Parent, LLC and Koln Co-Invest Unblocked, LP(10)	First lien senior secured revolving loan	10.14%	SOFR (Q)	5.75%		03/2029		228.9	194.9	228.9(2)(7)(12)
	First lien senior secured loan	10.08%	SOFR (Q)	5.75%		03/2029		10,566.5	10,342.4	10,566.5(2)(7)(12)
	Class A interests				03/2023		100		100.0	127.3(12)
									10,637.3	10,922.7
Viant Medical Holdings, Inc.	First lien senior secured loan	8.60%	SOFR (Q)	4.00%		10/2031		26,361.4	26,229.8	26,616.9(2)
Waystar Technologies, Inc.	First lien senior secured loan	6.59%	SOFR (S)	2.25%		10/2029		13,263.0	13,261.2	13,301.7(2)(12)
Zelis Cost Management Buyer, Inc.	First lien senior secured loan	7.11%	SOFR (M)	2.75%		09/2029		5,962.4	5,948.9	5,965.8
									1,033,897.3	1,037,524.6	17.58%
Capital Goods
AI Aqua Merger Sub, Inc.	First lien senior secured loan	7.55%	SOFR (M)	3.00%		07/2028		70,901.2	70,812.5	70,901.2(7)
	First lien senior secured loan	8.05%	SOFR (M)	3.50%		07/2028		52,501.7	52,554.9	52,501.7(2)(7)
									123,367.4	123,402.9
AIP RD Buyer Corp.	First lien senior secured loan	8.36%	SOFR (M)	4.00%		12/2028		17,955.0	17,947.5	17,932.6(2)(7)
Airx Climate Solutions, Inc.(10)	First lien senior secured loan	10.18%	SOFR (Q)	5.75%		11/2029		23,329.1	22,856.1	23,329.1(2)(7)(12)
	First lien senior secured loan	9.47%	SOFR (Q)	5.00%		11/2029		13,244.3	13,079.4	13,244.3(2)(7)(12)
									35,935.5	36,573.4
Alliance Laundry Systems LLC	First lien senior secured loan	7.84%	SOFR (M)	3.50%		08/2031		26,308.6	26,230.6	26,452.0(2)
ArchKey Holdings Inc.(10)	First lien senior secured loan	9.30%	SOFR (M)	4.75%		10/2031		18,040.9	17,963.1	18,136.7(2)
Artera Services, LLC	First lien senior secured loan	8.83%	SOFR (Q)	4.50%		02/2031		24,923.4	24,800.2	24,667.2(2)
BCPE Empire Holdings, Inc.	First lien senior secured loan	7.86%	SOFR (M)	3.50%		12/2028		17,208.7	17,238.8	17,280.5(2)(7)
BGIF IV Fearless Utility Services, Inc.(10)	First lien senior secured revolving loan					06/2030		—	—	—(2)(7)(8)(12)
	First lien senior secured loan	9.45%	SOFR (M)	5.00%		06/2031		42,205.5	41,817.8	42,205.5(2)(7)(12)
									41,817.8	42,205.5
Bleriot US Bidco Inc.	First lien senior secured loan	7.08%	SOFR (Q)	2.75%		10/2030		4,531.9	4,539.8	4,552.5(2)
Brown Group Holding, LLC	First lien senior secured loan	6.90%	SOFR (M)	2.50%		07/2031		31,415.9	31,413.5	31,502.2(2)(7)
Burgess Point Purchaser Corporation	First lien senior secured loan	9.68%	SOFR (Q)	5.25%		07/2029		69,797.6	66,868.4	61,814.9(2)(7)
Chart Industries, Inc.	First lien senior secured loan	7.09%	SOFR (Q)	2.50%		03/2030		6,416.1	6,397.2	6,434.9(2)(5)(7)
Chillaton Bidco Limited(10)	First lien senior secured loan	11.22%	SONIA (S)	6.50%		05/2031		5,089.1	4,930.6	5,089.1(2)(5)(7)(12)
CP Atlas Buyer Inc	First lien senior secured loan	8.21%	SOFR (M)	3.75%		11/2027		6,085.1	5,961.6	5,918.4(7)
CPIG Holdco Inc.(10)	First lien senior secured revolving loan	9.44%	SOFR (Q)	4.75%		04/2028		0.5	0.5	0.5(2)(7)(9)(12)
	First lien senior secured loan	11.69%	SOFR (Q)	7.00%		04/2028		14,812.5	14,517.4	14,812.5(2)(7)(12)
									14,517.9	14,813.0
Crown Equipment Corporation	First lien senior secured loan	6.94%	SOFR (M)	2.50%		10/2031		7,125.0	7,090.3	7,160.6(2)
Cube Industrials Buyer, Inc. and Cube A&D Buyer Inc.	First lien senior secured loan	8.13%	SOFR (Q)	3.50%		10/2031		19,425.0	19,395.7	19,522.1(2)
Dynasty Acquisition Co., Inc.	First lien senior secured loan	6.61%	SOFR (M)	2.25%		10/2031		20,185.0	20,160.0	20,260.7(2)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
FCG Acquisitions, Inc.	First lien senior secured loan	8.22%	SOFR (M)	3.75%		03/2028		20,305.8	20,342.2	20,417.5(2)(7)
Gates Global LLC	First lien senior secured loan	6.11%	SOFR (M)	1.75%		11/2029		852.8	852.8	853.8(5)(7)
Generator US Buyer, Inc.(10)	First lien senior secured loan	8.42%	CORRA (Q)	5.25%		07/2030		6,414.3	6,600.6	6,414.3(5)(7)(12)
	First lien senior secured loan	9.58%	SOFR (S)	5.25%		07/2030		1,857.3	1,826.2	1,857.3(2)(5)(7)(12)
	First lien senior secured loan	8.70%	CORRA (Q)	5.25%		07/2030		218.2	215.5	218.2(2)(5)(7)(12)
									8,642.3	8,489.8
GSV Purchaser, Inc.(10)	First lien senior secured loan	9.30%	SOFR (M)	4.75%		08/2031		35,855.8	35,518.6	35,855.8(2)(7)(12)
Helix Acquisition Holdings, Inc.	First lien senior secured loan	11.46%	SOFR (M)	7.00%		03/2030		14,188.7	13,869.8	14,188.7(2)(7)(12)
HPCC Parent, Inc. and Patriot Container Corp.(10)	First lien senior secured loan	13.00% (7.00% PIK)				09/2030		69,423.2	67,652.4	67,514.0(2)(12)
	Common stock				09/2024		406,680		3,855.3	3,855.3(2)(12)
									71,507.7	71,369.3
Husky Injection Molding Systems Ltd.	First lien senior secured loan	8.78%	SOFR (Q)	4.50%		02/2029		4,784.3	4,721.5	4,820.2(5)
John Bean Technologies Corporation	First lien senior secured loan	6.58%	SOFR (Q)	2.25%		10/2031		13,000.0	12,978.8	13,065.0(5)
Johnstone Supply, LLC	First lien senior secured loan	6.88%	SOFR (S)	2.50%		06/2031		9,185.9	9,203.4	9,206.6
Kaman Corporation	First lien senior secured loan	7.83%	SOFR (Q)	3.50%		04/2031		18,873.5	18,901.7	18,979.7(2)(7)
Kodiak BP, LLC	First lien senior secured loan	8.27%	SOFR (S)	3.75%		12/2031		15,000.0	14,925.1	14,994.6(2)
LBM Acquisition LLC	First lien senior secured loan	8.21%	SOFR (M)	3.75%		12/2027		12,458.5	12,470.4	12,478.4(2)(7)
	First lien senior secured loan	8.30%	SOFR (M)	3.75%		06/2031		8,911.1	8,724.8	8,823.0(7)
									21,195.2	21,301.4
OPH NEP Investment, LLC(4)	Senior subordinated loan	10.00% (7.00% PIK)				05/2032		33,075.1	30,821.1	32,744.5(2)(12)
	Class B common units				05/2024		7		1,669.5	2,274.9(12)
									32,490.6	35,019.4
Paris US Holdco, Inc. & 1001028292 Ontario Inc.(10)	First lien senior secured loan	9.55%	SOFR (S)	5.00%		12/2031		52,904.5	52,381.6	52,375.4(5)(7)(12)
Pike Corporation	First lien senior secured loan	7.47%	SOFR (M)	3.00%		01/2028		1,035.6	1,036.1	1,042.6
Propulsion (BC) Newco LLC	First lien senior secured loan	7.58%	SOFR (Q)	3.25%		09/2029		21,733.8	21,781.9	21,920.1(2)(5)(7)
Signia Aerospace, LLC(10)	First lien senior secured loan	7.40%	SOFR (S)	3.00%		12/2031		25,846.2	25,781.9	25,797.8(2)(7)
Specialty Building Products Holdings, LLC	First lien senior secured loan	8.21%	SOFR (M)	3.75%		10/2028		6,985.0	6,952.4	6,942.8(7)
SPX Flow, Inc.	First lien senior secured loan	7.36%	SOFR (M)	3.00%		04/2029		13,886.9	13,931.7	13,989.7(2)(7)
Star US Bidco LLC	First lien senior secured loan	8.11%	SOFR (M)	3.75%		03/2027		14,894.1	14,909.9	14,950.0(2)(7)
Sunvair Aerospace Group, Inc. and GB Helios Holdings, L.P.(10)	First lien senior secured loan	9.74%	SOFR (Q)	5.00%		05/2031		32,285.8	31,842.5	32,285.8(2)(7)(12)
	Series A common units				05/2024		996		996.0	1,376.6(2)(12)
									32,838.5	33,662.4
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
TransDigm Inc.	First lien senior secured loan	6.83%	SOFR (Q)	2.50%		02/2031		21,753.4	21,746.5	21,782.8(2)(5)(7)
	First lien senior secured loan	7.08%	SOFR (Q)	2.75%		03/2030		16,514.9	16,558.4	16,560.0(2)(5)
	First lien senior secured loan	6.83%	SOFR (Q)	2.50%		01/2032		2,493.8	2,488.9	2,497.6(5)
									40,793.8	40,840.4
Verde Purchaser LLC	First lien senior secured loan	8.83%	SOFR (Q)	4.50%		11/2030		6,982.5	6,947.5	6,998.4(5)
Victory Buyer LLC	First lien senior secured loan	8.22%	SOFR (M)	3.75%		11/2028		14,277.8	13,947.2	13,989.6(2)(7)
WEC US Holdings Ltd.	First lien senior secured loan	6.80%	SOFR (M)	2.25%		01/2031		34,770.4	34,748.2	34,763.1(2)
White Cap Supply Holdings, LLC	First lien senior secured loan	7.61%	SOFR (M)	3.25%		10/2029		1,300.0	1,300.0	1,301.1
									1,019,076.3	1,020,854.4	17.30%
Consumer Services
Alterra Mountain Company	First lien senior secured loan	7.11%	SOFR (M)	2.75%		08/2028		21,652.7	21,742.2	21,774.6(2)
	First lien senior secured loan	7.36%	SOFR (M)	3.00%		05/2030		11,781.4	11,779.1	11,862.5(2)
									33,521.3	33,637.1
Apex Service Partners, LLC and Apex Service Partners Holdings, LLC(10)	First lien senior secured revolving loan	9.51%	SOFR (Q)	5.00%		10/2029		1,386.9	1,346.0	1,386.9(2)(7)(9)(12)
	First lien senior secured loan	9.52%	SOFR (Q)	5.00%		10/2030		46,831.7	45,687.0	46,831.7(2)(7)(12)
	Series B common units				10/2023		45,351		1,250.0	1,620.9(12)
									48,283.0	49,839.5
Belfor Holdings, Inc.	First lien senior secured loan	8.11%	SOFR (M)	3.75%		11/2030		11,936.0	11,855.9	12,055.3(2)(7)(12)
Belron Finance US LLC	First lien senior secured loan	7.27%	SOFR (Q)	2.75%		10/2031		22,252.6	22,244.5	22,433.5(2)(5)(7)
Bulldog Purchaser Inc.	First lien senior secured loan	8.58%	SOFR (Q)	4.25%		06/2031		6,583.5	6,552.4	6,621.9(7)
	First lien senior secured loan	8.34%	SOFR (S)	3.75%		06/2031		1,025.0	1,025.0	1,031.0(7)
									7,577.4	7,652.9
Bumble Bidco Limited(10)	First lien senior secured loan	11.49%	SONIA (Q)	6.75%		10/2030		6,645.7	6,669.1	6,645.7(2)(5)(7)(12)
Caesars Entertainment Inc	First lien senior secured loan	6.61%	SOFR (M)	2.25%		02/2030		8,102.5	8,094.2	8,099.1(5)(7)
	First lien senior secured loan	6.61%	SOFR (M)	2.25%		02/2031		7,700.3	7,685.0	7,702.7(5)(7)
									15,779.2	15,801.8
Century De Buyer LLC	First lien senior secured loan	7.90%	SOFR (S)	3.50%		10/2030		23,635.7	23,652.8	23,813.0(2)
ClubCorp Holdings, Inc.	First lien senior secured loan	9.59%	SOFR (Q)	5.00%		09/2026		42,975.2	43,130.4	43,047.0(2)
Davidson Hotel Company LLC(10)	First lien senior secured revolving loan	9.36%	SOFR (M)	5.00%		10/2031		593.2	575.9	575.4(2)(7)(12)
	First lien senior secured loan	9.36%	SOFR (M)	5.00%		10/2031		6,922.4	6,821.0	6,818.6(2)(7)(12)
									7,396.9	7,394.0
Equinox Holdings, Inc.	First lien senior secured loan	12.58% (4.13% PIK)	SOFR (Q)	8.25%		03/2029		43,091.2	41,828.3	43,091.2(2)(7)(12)
	Second lien senior secured loan	16.00% PIK				06/2027		3,803.5	3,727.6	3,803.5(2)(12)
									45,555.9	46,894.7
Eternal Aus Bidco Pty Ltd(10)	First lien senior secured loan	10.72%	BBSY (Q)	6.25%		11/2029		6,346.1	6,623.8	6,346.1(2)(5)(7)(12)
Excel Fitness Consolidator LLC(10)	First lien senior secured loan	9.83%	SOFR (Q)	5.50%		04/2029		10,233.8	10,067.5	10,233.8(2)(7)(12)
Fertitta Entertainment, LLC	First lien senior secured loan	7.86%	SOFR (M)	3.50%		01/2029		31,749.4	31,811.8	31,840.8(2)(7)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
Fitness Ventures Holdings, Inc. and Meaningful Partners Fitness Ventures Co-Investment LP(4)(10)	First lien senior secured revolving loan	8.36%	SOFR (M)	4.00%		08/2030		2,404.9	2,371.4	2,368.9(2)(7)(12)
	First lien senior secured loan	9.86%	SOFR (M)	5.50%		08/2031		36,413.2	35,774.5	35,733.8(2)(7)(12)
	Common units				07/2024		11,704,000		11,736.8	13,471.3(2)(12)
									49,882.7	51,574.0
Flint OpCo, LLC(10)	First lien senior secured loan	9.11%	SOFR (Q)	4.75%		08/2030		11,715.9	11,517.7	11,715.9(2)(7)(12)
Golden State Foods LLC	First lien senior secured loan	8.77%	SOFR (M)	4.25%		10/2031		19,629.7	19,570.8	19,783.0(2)
GS SEER Group Borrower LLC and GS SEER Group Holdings LLC(10)	First lien senior secured loan	11.08%	SOFR (Q)	6.75%		04/2030		11,750.0	11,436.8	11,750.0(2)(7)(12)
	Class A common units				04/2023		100		100.0	75.3(2)(12)
									11,536.8	11,825.3
Helios Service Partners, LLC and Astra Service Partners, LLC(10)	First lien senior secured revolving loan					03/2027		—	—	—(2)(7)(8)(12)
	First lien senior secured loan	9.60%	SOFR (Q)	5.00%		03/2027		5,611.2	5,561.6	5,611.2(2)(7)(12)
	First lien senior secured loan	10.87%	SOFR (Q)	6.00%		03/2027		3,433.1	3,379.9	3,433.1(2)(7)(12)
									8,941.5	9,044.3
Horizon US Finco, L.P.	First lien senior secured loan	9.08%	SOFR (S)	4.75%		12/2031		13,000.0	12,870.0	12,918.8
IFH Franchisee Holdings, LLC(10)	First lien senior secured revolving loan	8.37%	SOFR (M)	4.00%		12/2029		11,194.0	10,943.8	10,942.2(2)(7)(12)
	First lien senior secured loan	10.12%	SOFR (M)	5.75%		12/2029		47,486.3	46,778.6	46,774.0(2)(7)(12)
									57,722.4	57,716.2
Infinity Home Services HoldCo, Inc., D&S Amalco and IHS Parent Holdings, L.P.(10)	First lien senior secured revolving loan	12.00%	Base Rate (Q)	4.50%		12/2028		56.8	47.8	56.8(2)(5)(7)(12)
	First lien senior secured loan	9.83%	SOFR (Q)	5.50%		12/2028		10,035.0	9,834.9	10,037.5(2)(5)(7)(12)
	First lien senior secured loan	8.83%	CORRA (M)	5.50%		12/2028		1,142.3	1,119.5	1,142.8(2)(5)(7)(12)
	First lien senior secured loan	9.58%	SOFR (Q)	5.25%		12/2028		487.9	378.5	487.9(2)(5)(7)(12)
	Class A units				12/2022		50,000		50.0	73.8(2)(5)(12)
									11,430.7	11,798.8
IRB Holding Corp.	First lien senior secured loan	6.98%	SOFR (M)	2.50%		12/2027		65,140.2	65,233.7	65,154.5(2)(7)
KUEHG Corp	First lien senior secured loan	7.84%	SOFR (Q)	3.25%		06/2030		11,256.0	11,275.9	11,358.5(2)(7)
Learning Care Group (US) No. 2 Inc.	First lien senior secured loan	8.59%	SOFR (Q)	4.00%		08/2028		5,913.2	5,888.9	5,963.1(7)
Leviathan Intermediate Holdco, LLC and Leviathan Holdings, L.P.(10)	First lien senior secured loan	11.98%	SOFR (Q)	7.50%		12/2027		16,403.2	16,130.3	16,403.2(2)(7)(12)
	Limited partnership interests				12/2022		133,000		133.0	165.1(12)
									16,263.3	16,568.3
Life Time Fitness Inc	First lien senior secured loan	7.03%	SOFR (M)	2.50%		11/2031		14,352.2	14,347.6	14,391.7(2)(5)
Mister Car Wash Holdings, Inc.	First lien senior secured loan	7.09%	SOFR (M)	2.75%		03/2031		18,279.3	18,327.0	18,347.8(2)(5)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
Mustang Prospects Holdco, LLC, Mustang Prospects Purchaser, LLC and Senske Acquisition, Inc.(10)	First lien senior secured loan	9.33%	SOFR (Q)	5.00%		06/2031		21,867.5	21,666.1	21,867.5(7)(12)
	First lien senior secured loan	9.34%	SOFR (Q)	5.00%		06/2031		5,546.0	5,499.0	5,546.0(2)(7)(12)
	Class A preferred units				09/2024		770		770.4	870.2(12)
	Class B common units				09/2024		770,423		323.6	365.2(12)
									28,259.1	28,648.9
Nord Anglia	First lien senior secured loan	7.58%	SOFR (S)	3.25%		01/2032		7,000.0	7,000.0	7,055.4(5)(7)
North Haven Fairway Buyer, LLC, Fairway Lawns, LLC and Command Pest Control, LLC(10)	First lien senior secured revolving loan	10.86%	SOFR (Q)	6.50%		05/2028		234.5	225.9	234.5(2)(7)(12)
	First lien senior secured loan	9.66%	SOFR (Q)	5.25%		05/2028		3,280.7	3,202.8	3,280.7(2)(7)(12)
	First lien senior secured loan	10.94%	SOFR (Q)	6.50%		05/2028		4,120.7	4,043.3	4,120.7(2)(7)(12)
									7,472.0	7,635.9
Northwinds Holding, Inc. and Northwinds Services Group LLC(10)	First lien senior secured revolving loan	9.80%	SOFR (Q)	5.25%		05/2029		250.0	213.9	250.0(2)(7)(12)
	First lien senior secured loan	9.96%	SOFR (Q)	5.25%		05/2029		12,410.9	12,125.3	12,410.9(2)(7)(12)
	Common units				05/2023		121,368		166.7	201.2(2)(12)
									12,505.9	12,862.1
PCI Gaming Authority	First lien senior secured loan	6.36%	SOFR (M)	2.00%		07/2031		4,274.3	4,273.1	4,261.8(2)
PestCo Holdings, LLC and PestCo, LLC(10)	First lien senior secured loan	10.97%	SOFR (Q)	6.25%		02/2028		12,219.5	11,991.5	12,219.5(2)(7)(12)
	First lien senior secured loan	9.50%	SOFR (Q)	5.25%		02/2028		3,856.8	3,803.2	3,799.0(2)(7)(12)
	Class A units				01/2023		8		106.0	141.6(12)
									15,900.7	16,160.1
PG Investment Company 59 S.a r.l.	First lien senior secured loan	7.33%	SOFR (Q)	3.00%		03/2031		14,671.6	14,703.2	14,778.5(2)(5)
Pinnacle MEP Intermediate Holdco LLC and BPCP Pinnacle Holdings, Inc.(10)	First lien senior secured revolving loan	9.13%	SOFR (M)	4.75%		10/2030		475.5	441.3	439.9(2)(7)(12)
	First lien senior secured loan	9.32%	SOFR (Q)	4.75%		10/2030		7,308.2	7,188.7	7,173.4(2)(7)(12)
	Common stock				10/2024		866		866.0	866.0(2)(12)
									8,496.0	8,479.3
Premiere Buyer, LLC(10)	First lien senior secured loan	9.32%	SOFR (Q)	4.75%		05/2031		24,471.6	24,139.7	24,471.6(2)(7)(12)
Quick Quack Car Wash Holdings, LLC and KKR Game Changer Co-Invest Feeder II L.P.(10)	First lien senior secured loan	9.11%	SOFR (M)	4.75%		06/2031		53,955.3	53,233.7	53,955.3(2)(7)(12)
	Limited partnership interests				06/2024		12,049,000		12,049.0	12,506.9(2)(12)
									65,282.7	66,462.2
Radiant Intermediate Holding, LLC	First lien senior secured loan	10.61% (3.00% PIK)	SOFR (Q)	6.00%		11/2026		907.7	894.8	789.7(2)(7)(12)
Service Logic Acquisition, Inc. and MSHC, Inc.	First lien senior secured loan	8.09%	SOFR (Q)	3.50%		10/2027		36,409.4	36,450.8	36,614.4(2)(7)
Station Casinos LLC	First lien senior secured loan	6.38%	SOFR (M)	2.00%		03/2031		5,266.5	5,254.2	5,269.0(5)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
University Support Services LLC	First lien senior secured loan	7.11%	SOFR (M)	2.75%		02/2029		33,905.6	33,887.3	34,032.8(2)(5)(7)
Vertex Service Partners, LLC and Vertex Service Partners Holdings, LLC(10)	First lien senior secured revolving loan	10.12%	SOFR (M)	5.75%		11/2030		2,616.1	2,554.4	2,616.1(2)(7)(12)
	First lien senior secured loan	10.13%	SOFR (M)	5.75%		11/2030		31,424.2	31,048.5	31,424.2(2)(7)(12)
	First lien senior secured loan	9.50%	SOFR (Q)	5.00%		11/2030		266.1	204.4	266.1(2)(7)(12)
	Class B common units				11/2023		351		351.0	661.6(12)
									34,158.3	34,968.0
Whatabrands LLC	First lien senior secured loan	6.86%	SOFR (M)	2.50%		08/2028		13,403.6	13,402.5	13,416.5(2)(7)
Wrench Group LLC	First lien senior secured loan	8.59%	SOFR (Q)	4.00%		10/2028		54,751.8	53,586.9	52,424.9(2)
									994,645.7	1,004,126.5	17.02%
Commercial and Professional Services
Aldinger Company Inc(10)	First lien senior secured loan	9.61%	SOFR (M)	5.25%		07/2027		29,315.8	29,091.8	29,004.6(2)(7)(12)
AlixPartners, LLP	First lien senior secured loan	6.97%	SOFR (M)	2.50%		02/2028		35,677.3	35,695.0	35,781.5(2)(7)
AMCP Clean Acquisition Company, LLC(10)	First lien senior secured loan	9.08%	SOFR (Q)	4.75%		06/2028		5,728.8	5,644.5	5,710.4(2)(7)(12)
AmSpec Parent, LLC	First lien senior secured loan	8.58%	SOFR (S)	4.25%		12/2031		10,000.0	9,950.0	10,050.0(12)
Ankura Consulting Group, LLC	First lien senior secured loan	7.84%	SOFR (M)	3.50%		12/2031		15,626.9	15,684.0	15,626.9(2)(7)
Celnor Group Limited(10)	First lien senior secured loan	9.70%	SONIA (Q)	5.00%		08/2031		4,137.9	4,129.7	4,137.9(2)(5)(7)(12)
Corporation Service Company	First lien senior secured loan	6.86%	SOFR (M)	2.50%		11/2029		6,013.7	6,015.2	6,040.1(7)
Dorado Bidco, Inc.(10)	First lien senior secured revolving loan					09/2031		—	—	—(2)(7)(8)(12)
	First lien senior secured loan	9.08%	SOFR (S)	4.50%		09/2031		6,100.9	6,042.6	6,039.9(2)(7)(12)
									6,042.6	6,039.9
DP Flores Holdings, LLC(10)	First lien senior secured loan	10.83% (3.00% PIK)	SOFR (Q)	6.50%		09/2030		53,111.4	52,050.2	52,049.1(2)(7)(12)
Drogon Bidco Inc. & Drogon Aggregator LP(10)	First lien senior secured loan	9.36%	SOFR (M)	5.00%		08/2031		26,083.2	25,815.1	25,801.5(2)(7)(12)
	Class A-2 common units				08/2024		2,662,000		2,662.0	4,078.2(2)(12)
									28,477.1	29,879.7
The Dun & Bradstreet Corporation	First lien senior secured loan	6.59%	SOFR (M)	2.25%		01/2029		44,817.5	44,950.9	44,825.6(2)(5)
Duraserv LLC(10)	First lien senior secured loan	8.90%	SOFR (M)	4.50%		06/2031		26,781.1	26,534.4	26,781.1(2)(7)(12)
Eagle Parent Corp.	First lien senior secured loan	8.58%	SOFR (Q)	4.25%		04/2029		8,689.7	8,584.0	8,509.1(7)
FlyWheel Acquireco, Inc.(10)	First lien senior secured revolving loan	10.86%	SOFR (M)	6.50%		05/2028		1,071.4	1,039.0	1,071.4(2)(7)(12)
	First lien senior secured loan	10.86%	SOFR (M)	6.50%		05/2030		13,225.4	12,921.7	13,225.4(2)(7)(12)
									13,960.7	14,296.8
GCM HVAC Holdco, LLC and GCM HVAC Topco, LLC	First lien senior secured loan	14.00%				09/2031		2,702.7	2,642.5	2,639.9(12)
	Class A common units				09/2024		1,486,487		1,486.5	1,486.5(12)
									4,129.0	4,126.4
GFL Environmental Inc.	First lien senior secured loan	6.61%	SOFR (Q)	2.00%		07/2031		6,770.8	6,770.8	6,778.2(5)(7)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
Grant Thornton Advisors LLC	First lien senior secured loan	7.61%	SOFR (M)	3.25%		06/2031		25,972.1	26,049.4	25,950.8(2)
	First lien senior secured loan	7.36%	SOFR (S)	2.75%		06/2031		2,500.0	2,503.1	2,498.0
									28,552.5	28,448.8
HP RSS Buyer, Inc.(10)	First lien senior secured loan	9.33%	SOFR (Q)	5.00%		12/2029		11,739.2	11,590.4	11,739.2(2)(7)(12)
	First lien senior secured loan	9.08%	SOFR (Q)	4.75%		12/2029		1,626.2	1,600.8	1,626.2(2)(7)(12)
									13,191.2	13,365.4
Indigo Acquisition B.V.(10)	First lien senior secured loan	9.06%	Euribor (Q)	6.35%		09/2031		2,662.4	2,707.1	2,662.4(2)(5)(7)(12)
	First lien senior secured loan	10.68%	SOFR (Q)	6.35%		09/2031		2,070.9	2,151.3	2,214.1(2)(5)(7)(12)
									4,858.4	4,876.5
ISolved, Inc.	First lien senior secured loan	7.61%	SOFR (M)	3.25%		10/2030		15,778.2	15,750.5	15,955.7(2)
Kings Buyer, LLC(10)	First lien senior secured revolving loan	11.50%	Base Rate (Q)	4.00%		10/2027		382.3	366.5	382.3(2)(7)(12)
	First lien senior secured loan	9.68%	SOFR (Q)	5.25%		10/2027		18,239.9	18,047.4	18,239.9(2)(7)(12)
									18,413.9	18,622.2
KPS Global LLC and Cool Group LLC(10)	First lien senior secured loan	9.11%	SOFR (M)	4.75%		09/2030		4,714.4	4,624.0	4,620.2(2)(7)(12)
LABL, Inc.	First lien senior secured loan	9.46%	SOFR (M)	5.00%		10/2028		35,332.9	34,702.3	34,092.8(2)(7)
LBC Woodlands Purchaser LLC and LBC Woodlands Holdings LP(10)	First lien senior secured loan	10.09%	SOFR (S)	5.00%		07/2031		20,644.2	20,304.6	20,282.1(2)(7)(12)
	Class A common units				07/2024		1,409,000		1,409.0	1,303.3(2)(12)
									21,713.6	21,585.4
Lightbeam Bidco, Inc.(10)	First lien senior secured revolving loan					05/2029		—	—	—(2)(7)(8)(12)
	First lien senior secured loan	9.33%	SOFR (Q)	5.00%		05/2030		17,163.4	16,930.4	17,163.4(2)(7)(12)
									16,930.4	17,163.4
Motus LLC	First lien senior secured loan	8.43%	SOFR (Q)	4.00%		12/2028		15,687.8	15,725.5	15,805.5(2)(7)
North Haven Stack Buyer, LLC(10)	First lien senior secured loan	9.63%	SOFR (Q)	5.25%		07/2027		24.8	24.4	24.8(2)(7)(12)
	First lien senior secured loan	9.36%	SOFR (Q)	5.00%		07/2027		3.5	3.4	3.5(2)(7)(12)
									27.8	28.3
Omnia Partners, LLC	First lien senior secured loan	7.37%	SOFR (Q)	2.75%		07/2030		29,905.2	29,932.8	30,028.1(2)
Priority Waste Holdings LLC, Priority Waste Holdings Indiana LLC and Priority Waste Super Holdings, LLC(10)	First lien senior secured revolving loan	10.09%	SOFR (Q)	5.50%		08/2029		1.9	1.8	1.9(2)(7)(12)
	First lien senior secured revolving loan	12.00%	Base Rate (Q)	4.50%		08/2029		0.1	0.1	0.1(2)(7)(12)
	First lien senior secured loan	12.59% (2.00% PIK)	SOFR (Q)	8.00%		08/2029		27,517.5	25,635.7	26,141.7(7)(12)
	First lien senior secured loan	12.59% (2.00% PIK)	SOFR (Q)	8.00%		08/2029		13,318.4	12,841.2	12,652.5(2)(7)(12)
	Warrant to purchase Class A common units				08/2023	08/2036	27,163		449.6	4,286.0(2)(12)
	Warrant to purchase Class A common units				06/2024	06/2036	8,780		1,223.9	1,385.3(12)
									40,152.3	44,467.5
PSC Parent, Inc.(10)	First lien senior secured revolving loan	9.64%	SOFR (M)	5.25%		04/2030		5,790.4	5,719.3	5,790.4(2)(7)(9)(12)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
	First lien senior secured loan	9.71%	SOFR (M)	5.25%		04/2031		47,123.4	46,732.6	47,123.4(2)(7)(12)
									52,451.9	52,913.8
PYE-Barker Fire & Safety, LLC(10)	First lien senior secured revolving loan	8.83%	SOFR (Q)	4.50%		05/2030		1,085.7	1,007.6	1,085.7(2)(7)(12)
	First lien senior secured loan	8.83%	SOFR (Q)	4.50%		05/2031		31,674.4	31,574.5	31,674.4(2)(7)(12)
									32,582.1	32,760.1
Saturn Purchaser Corp.	First lien senior secured loan	9.81%	SOFR (Q)	5.25%		07/2029		7,678.7	7,649.6	7,678.7(2)(7)(12)
SV Newco 2, Inc.(10)	First lien senior secured revolving loan					06/2031		—	—	—(2)(5)(7)(8)(12)
	First lien senior secured loan	9.26%	SOFR (Q)	4.75%		06/2031		16,218.9	15,996.0	16,218.9(2)(5)(7)(12)
									15,996.0	16,218.9
Tempo Acquisition, LLC	First lien senior secured loan	6.61%	SOFR (M)	2.25%		08/2028		12,880.3	12,883.1	12,918.6(2)(5)(7)
Teneo Holdings LLC	First lien senior secured loan	9.11%	SOFR (M)	4.75%		03/2031		17,297.1	17,287.4	17,434.1(2)(7)
The Hiller Companies, LLC(10)	First lien senior secured revolving loan					06/2030		—	—	—(2)(7)(8)(12)
	First lien senior secured loan	9.36%	SOFR (M)	5.00%		06/2030		25,964.3	25,712.6	25,964.3(2)(7)(12)
									25,712.6	25,964.3
Thevelia (US) LLC	First lien senior secured loan	7.58%	SOFR (Q)	3.25%		06/2029		9,471.7	9,495.8	9,519.1(5)(7)
Trans Union LLC	First lien senior secured loan	6.11%	SOFR (M)	1.75%		06/2031		11,485.9	11,471.6	11,460.1(5)(7)
TSS Buyer, LLC(10)	First lien senior secured loan	10.23%	SOFR (M)	5.50%		06/2029		8,156.7	7,968.7	8,156.7(2)(7)(12)
UP Intermediate II LLC and UPBW Blocker LLC(10)	First lien senior secured revolving loan					03/2030		—	—	—(2)(7)(8)(12)
	First lien senior secured loan	9.58%	SOFR (Q)	5.25%		03/2031		2,514.0	2,458.4	2,514.0(2)(7)(12)
	Common units				03/2024		31,790		3,179.0	2,906.3(2)(12)
	Common units				09/2024		2,060		173.0	188.3(2)(12)
									5,810.4	5,608.6
W.S. Connelly & Co., LLC and WSC Ultimate Holdings, LLC(10)	First lien senior secured revolving loan	8.33%	SOFR (Q)	4.00%		05/2030		7,178.9	6,928.0	7,039.3(2)(7)(9)(12)
	First lien senior secured loan	9.58%	SOFR (Q)	5.25%		05/2030		22,966.6	22,634.9	22,736.9(2)(7)(12)
	Class A preferred units	10.00% PIK			05/2024		11,930		1,266.4	1,097.2(12)
	Class A common units				05/2024		1,111		—	—(12)
									30,829.3	30,873.4
Xplor T1, LLC	First lien senior secured loan	7.83%	SOFR (S)	3.50%		06/2031		16,129.6	16,123.0	16,250.5(2)(12)
Zinc Buyer Corporation(10)	First lien senior secured loan	9.08%	SOFR (Q)	4.75%		07/2031		51,284.4	50,848.6	50,771.6(2)(7)(12)
									839,395.2	847,225.6	14.36%
Financial Services
Aduro Advisors, LLC(10)	First lien senior secured loan	9.36%	SOFR (M)	5.00%		07/2030		18,719.3	18,546.9	18,532.1(2)(7)(12)
Cannon Bridge Designated Activity Company(10)	Private asset-backed investment	10.56%	Euribor (S)	7.50%		10/2033		678.9	695.0	680.0(5)(12)
	Private asset-backed investment	5.71%	Euribor (S)	2.65%		10/2033		678.9	695.0	680.0(5)(12)
	Private asset-backed investment	12.32%	SOFR (S)	7.50%		10/2033		43.9	44.9	43.9(5)(12)
	Private asset-backed investment	7.47%	SOFR (S)	2.65%		10/2033		43.9	44.9	43.9(5)(12)
									1,479.8	1,447.8
Cezanne Bidco(10)	First lien senior secured loan	9.18%	Euribor (Q)	6.50%		10/2031		10,723.4	10,810.3	10,723.4(2)(5)(12)
Cliffwater LLC(10)	First lien senior secured loan	8.86%	SOFR (M)	4.50%		10/2030		10,946.7	10,764.5	10,946.7(2)(5)(7)(12)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
Corient Holdings, Inc.	Series A preferred stock				05/2023		15,000		15,000.0	22,832.9(2)(12)
CPI Holdco B, LLC	First lien senior secured loan	6.78%	SOFR (Q)	2.25%		05/2031		29,210.0	29,099.5	29,173.5(5)
	First lien senior secured loan	6.36%	SOFR (M)	2.00%		05/2031		5,298.5	5,256.7	5,283.4(5)
									34,356.2	34,456.9
Endeavor Bidco LLC and Endeavor TopCo, Inc.	First lien senior secured loan	8.58%	SOFR (Q)	4.25%		08/2029		8,393.8	8,238.1	8,225.9(2)(7)(12)
	Class A common units				08/2024		2,540		2,540.0	2,540.0(12)
									10,778.1	10,765.9
Focus Financial Partners, LLC(10)	First lien senior secured loan	7.61%	SOFR (M)	3.25%		09/2031		31,605.5	31,568.0	31,870.0(2)
GC Waves Holdings, Inc.(10)	First lien senior secured loan	9.21%	SOFR (M)	4.75%		10/2030		7,539.2	7,351.2	7,539.2(2)(5)(7)(12)
Gen II Fund Services, LLC	First lien senior secured loan	7.08%	SOFR (M)	2.75%		11/2031		50,466.6	50,594.5	50,655.9(12)
GTCR F Buyer Corp. and GTCR (D) Investors LP(10)(11)	First lien senior secured loan	9.33%	SOFR (Q)	5.00%		09/2030		12,028.4	11,793.3	12,028.4(2)(7)(12)
	Limited partnership interests				09/2023		76,925		77.5	104.8(2)(12)
									11,870.8	12,133.2
Harbourvest Global Private Equity Limited(10)	Private asset-backed investment	7.97%	SOFR (Q)	3.50%		06/2029		26,000.0	25,137.1	26,000.0(12)
HighTower Holding, LLC	First lien senior secured loan	8.07%	SOFR (Q)	3.50%		04/2028		37,010.7	37,060.8	37,149.5(2)(5)
HV Chimera LLC	Private asset-backed investment	7.33%	SOFR (Q)	2.80%	11/2023	08/2026	1,504,082		1,490.8	1,504.1(5)(12)
Isthmus Capital LLC	Private asset-backed investment	9.50%			06/2023	06/2030	1,500,888		1,486.3	1,500.9(5)(12)
	Private asset-backed investment				06/2023		4		—	19.7(5)(12)
									1,486.3	1,520.6
Jefferies Finance LLC	First lien senior secured loan	7.36%	SOFR (M)	3.00%		10/2031		10,500.0	10,412.2	10,532.9(2)(5)
Kestra Advisor Services Holdings A, Inc.	First lien senior secured loan	7.33%	SOFR (S)	3.00%		03/2031		1,601.5	1,597.5	1,601.5(5)
Lernen Bidco Limited	First lien senior secured loan	8.36%	SOFR (Q)	4.00%		10/2031		6,500.0	6,468.3	6,565.0(2)(5)(7)(12)
Loire UK Midco 3 Limited	First lien senior secured loan	8.21%	SOFR (M)	3.75%		04/2027		1,780.4	1,780.4	1,767.0(2)(5)(7)
	First lien senior secured loan	7.99%	SOFR (M)	3.50%		04/2027		3,966.9	3,972.7	3,939.6(5)
									5,753.1	5,706.6
Mai Capital Management Intermediate LLC(10)	First lien senior secured revolving loan	9.08%	SOFR (Q)	4.75%		08/2031		222.9	207.0	206.2(2)(5)(7)(12)
	First lien senior secured loan	9.08%	SOFR (M)	4.75%		08/2031		8,681.5	8,591.4	8,582.4(2)(5)(7)(12)
									8,798.4	8,788.6
Mariner Wealth Advisors, LLC	First lien senior secured loan	7.08%	SOFR (Q)	2.75%		08/2028		15,461.0	15,461.0	15,461.0(2)(7)
Mars Downstop Loan Purchaser Trust	Private asset-backed investment	11.00%			02/2024		29,990,339		20,440.1	20,393.4(5)(12)
Monroe Capital Income Plus Corporation	Corporate bond	9.42%				11/2028		10,000.0	10,000.0	10,824.6(5)(12)
MSD Investment Corp.	Corporate bond	7.58%				05/2028		25,000.0	25,000.0	25,026.3(5)(12)
Nexus Buyer LLC	First lien senior secured loan	8.36%	SOFR (M)	4.00%		07/2031		2,968.3	2,971.1	2,975.8(2)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
Nuvei Technologies Corp.	First lien senior secured loan	7.44%	SOFR (M)	3.00%		11/2031		18,120.0	18,081.7	18,137.0(2)(5)
Paint Intermediate III, LLC	First lien senior secured loan	7.52%	SOFR (Q)	3.00%		10/2031		20,906.6	20,851.3	20,985.0(2)(7)
Parexel International Inc.	First lien senior secured loan	7.36%	SOFR (M)	3.00%		11/2028		14,394.9	14,397.4	14,478.8(2)(7)
Pathstone Family Office LLC and Kelso XI Tailwind Co-Investment, L.P.(10)(11)	First lien senior secured loan	9.46%	SOFR (M)	4.75%		05/2029		12,539.9	12,485.5	12,539.9(2)(5)(7)(12)
	First lien senior secured loan	9.46%	SOFR (M)	5.00%		05/2029		14,344.9	14,019.5	14,344.9(2)(5)(7)(12)
	Limited partnership interests				09/2023		96,436		96.4	120.3(5)(12)
									26,601.4	27,005.1
PCIA SPV-3, LLC and ASE Royal Aggregator, LLC(10)	First lien senior secured loan	9.64%	SOFR (Q)	5.25%		08/2029		9,306.8	9,071.4	9,306.8(2)(5)(7)(12)
	Preferred units				07/2023		1,333,333		1,315.5	1,561.3(5)(12)
									10,386.9	10,868.1
PCS MidCo, Inc. and PCS Parent, L.P.(10)	First lien senior secured revolving loan	10.08%	SOFR (Q)	5.75%		03/2030		238.6	215.2	238.6(2)(7)(12)
	First lien senior secured loan	10.08%	SOFR (Q)	5.75%		03/2030		10,150.6	9,973.8	10,150.6(7)(12)
	First lien senior secured loan	10.34%	SOFR (Q)	5.75%		03/2030		1,678.1	1,648.8	1,678.1(2)(7)(12)
	Class A units				03/2024		806,000		806.0	865.6(2)(12)
									12,643.8	12,932.9
RFS Opco LLC(10)	First lien senior secured loan	9.08%	SOFR (Q)	4.75%		04/2031		42,393.8	42,014.9	42,393.8(2)(5)(7)(12)
RWA Wealth Partners, LLC(10)	First lien senior secured loan	9.27%	SOFR (S)	4.75%		11/2030		7,750.0	7,674.2	7,672.5(5)(7)(12)
	First lien senior secured loan	9.16%	SOFR (Q)	4.75%		11/2030		390.0	359.4	357.5(2)(5)(7)(12)
									8,033.6	8,030.0
Stepstone Group MidCo 2 GmbH, The	First lien senior secured loan	8.83%	SOFR (S)	4.50%		12/2031		14,000.0	13,860.0	13,825.0(5)(12)
Steward Partners Global Advisory, LLC and Steward Partners Investment Advisory, LLC(10)	First lien senior secured loan	9.08%	SOFR (Q)	4.75%		10/2028		2,621.5	2,574.7	2,621.5(2)(5)(7)(12)
	First lien senior secured loan	9.80%	SOFR (Q)	5.25%		10/2028		236.5	231.0	236.5(2)(5)(7)(12)
									2,805.7	2,858.0
Summit Acquisition Inc.	First lien senior secured loan	8.08%	SOFR (Q)	3.75%		10/2031		9,000.0	8,985.4	9,045.0(2)(12)
Sunbit Receivables Trust IV(10)	Private asset-backed investment	11.56%	SOFR (M)	7.25%	12/2023	12/2026	1,620,000		1,602.3	1,620.0(7)(12)
Surf Holdings S.a r.l.	First lien senior secured loan	7.95%	SOFR (M)	3.50%		03/2027		16,415.8	16,463.9	16,505.6(5)
The Edelman Financial Center, LLC	First lien senior secured loan	7.36%	SOFR (M)	3.00%		04/2028		31,602.9	31,643.3	31,754.3(2)(5)
	Second lien senior secured loan	9.61%	SOFR (M)	5.25%		10/2028		52,500.0	52,385.3	52,861.2(2)(5)
									84,028.6	84,615.5
TPG IX Cardiff CI II, L.P.	Limited partnership interest				11/2024		4,814,025		4,850.1	4,814.0(2)(5)(12)
Trinity Capital Inc	Corporate bond	7.54%				10/2027		29,700.0	29,700.0	29,461.2(5)(12)
Wellington-Altus Financial Inc.(10)(11)	First lien senior secured loan	9.11%	CORRA (Q)	5.00%		08/2030		794.7	823.2	782.7(5)(7)(12)
	Common stock				08/2024		46,562		1,559.0	1,631.4(2)(5)(12)
									2,382.2	2,414.1
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
Zelis Payments Buyer, Inc.	First lien senior secured loan	7.61%	SOFR (M)	3.25%		11/2031		65,250.0	64,968.7	65,413.1(2)
									757,854.9	771,356.1	13.07%
Insurance
Accession Risk Management Group, Inc. and RSC Insurance Brokerage, Inc.(10)	First lien senior secured loan	9.31%	SOFR (Q)	4.75%		11/2029		4,095.2	4,061.6	4,095.2(2)(7)(12)
Acrisure, LLC	First lien senior secured loan	7.11%	SOFR (M)	2.75%		02/2027		41,458.4	41,462.1	41,471.3(2)
	First lien senior secured loan	7.36%	SOFR (M)	3.00%		11/2030		20,212.1	20,210.4	20,205.8(2)
									61,672.5	61,677.1
Alliant Holdings Intermediate, LLC	First lien senior secured loan	7.11%	SOFR (M)	2.75%		09/2031		42,171.9	42,159.9	42,237.7(2)
AMWINS Group, Inc.	First lien senior secured loan	6.72%	SOFR (M)	2.25%		02/2028		43,403.3	43,463.6	43,513.6(2)(7)
AssuredPartners, Inc.	First lien senior secured loan	7.86%	SOFR (M)	3.50%		02/2031		60,059.4	60,151.1	60,138.1(2)(7)
Broadstreet Partners, Inc.	First lien senior secured loan	7.36%	SOFR (M)	3.00%		06/2031		31,911.9	31,916.4	31,990.1(2)
Cross Financial Corp.	First lien senior secured loan	7.61%	SOFR (M)	3.25%		10/2031		9,660.5	9,643.0	9,708.8(2)(12)
Diamond Mezzanine 24 LLC(10)	First lien senior secured revolving loan	11.50%	Base Rate (Q)	4.00%		10/2030		3,750.0	3,713.6	3,712.5(2)(7)(12)
	First lien senior secured loan	9.59%	SOFR (Q)	5.00%		10/2030		56,250.0	55,699.5	55,687.5(2)(7)(12)
									59,413.1	59,400.0
DOXA Insurance Holdings LLC and Rocket Co-Invest, SLP(10)(11)	First lien senior secured loan	9.67%	SOFR (Q)	5.25%		12/2030		39,590.1	38,903.9	39,590.1(2)(5)(7)(12)
	Limited partnership interests				03/2024		3,417,348		3,417.3	4,589.5(2)(5)(12)
									42,321.2	44,179.6
Gestion ABS Bidco Inc. / ABS Bidco Holdings Inc.(10)	First lien senior secured loan	8.54%	CORRA (Q)	5.25%		03/2031		12,578.0	13,146.4	12,578.0(5)(7)(12)
Goosehead Insurance Holdings, LLC	First lien senior secured loan	7.83%	SOFR (S)	3.50%		12/2031		10,000.0	9,975.0	10,050.0(5)(12)
HIG Finance 2 Limited	First lien senior secured loan	7.86%	SOFR (M)	3.50%		04/2030		11,141.5	11,112.9	11,208.7(2)(5)(7)
Higginbotham Insurance Agency, Inc. and HIG Intermediate, Inc.(10)	First lien senior secured loan	8.86%	SOFR (M)	4.50%		11/2028		2,560.5	2,551.0	2,560.5(2)(7)(12)
	First lien senior secured loan	9.11%	SOFR (M)	4.75%		11/2028		1,335.6	1,316.3	1,335.6(2)(7)(12)
	Series A preferred shares	11.00% PIK			12/2024		33,710		33,204.4	33,204.4(2)(12)
									37,071.7	37,100.5
Hub International Limited	First lien senior secured loan	7.37%	SOFR (Q)	2.75%		06/2030		39,934.9	39,941.2	40,134.6(2)(7)
Hyperion Refinance S.a.r.l.	First lien senior secured loan	7.36%	SOFR (M)	3.00%		02/2031		40,209.7	40,220.9	40,438.1(2)(5)(7)
Keystone Agency Partners LLC(10)	First lien senior secured revolving loan	9.33%	SOFR (Q)	5.00%		05/2027		58.8	57.5	58.8(2)(7)(12)
	First lien senior secured loan	9.33%	SOFR (Q)	5.00%		05/2027		48,641.3	48,194.6	48,641.3(2)(7)(12)
									48,252.1	48,700.1
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
OakBridge Insurance Agency LLC and Maple Acquisition Holdings, LP(10)	First lien senior secured revolving loan	10.09%	SOFR (M)	5.75%		11/2029		223.2	201.6	223.2(2)(7)(12)
	First lien senior secured loan	10.23%	SOFR (M)	5.75%		11/2029		10,837.8	10,654.3	10,837.8(2)(7)(12)
	Class A2 units				11/2023		102,501		2,050.0	1,899.8(2)(12)
									12,905.9	12,960.8
OneDigital Borrower LLC	First lien senior secured loan	7.61%	SOFR (M)	3.25%		07/2031		36,912.0	36,767.5	36,959.3(2)(7)
Ryan Specialty Group, LLC	First lien senior secured loan	6.61%	SOFR (M)	2.25%		09/2031		23,744.5	23,710.5	23,803.8(2)(5)(7)
SIG Parent Holdings, LLC(10)	First lien senior secured loan	9.36%	SOFR (M)	5.00%		08/2031		25,492.9	25,185.4	25,167.0(2)(7)(12)
USI, Inc.	First lien senior secured loan	6.58%	SOFR (Q)	2.25%		11/2029		41,733.6	41,740.8	41,624.2(2)
	First lien senior secured loan	6.58%	SOFR (Q)	2.25%		09/2030		13,749.3	13,742.9	13,711.4(2)
									55,483.7	55,335.6
World Insurance Associates, LLC and World Associates Holdings, LLC(10)	First lien senior secured loan	10.08%	SOFR (Q)	5.75%		04/2028		17,072.4	16,891.2	17,072.4(2)(7)(12)
									725,466.8	728,449.1	12.35%
Media and Entertainment
22 HoldCo Limited	Senior subordinated loan	12.73% PIK	SONIA (S)	7.50%		08/2033		21,591.2	21,497.4	21,591.2(2)(5)(7)(12)
3 Step Sports LLC(10)	First lien senior secured loan	12.34% (1.50% PIK)	SOFR (Q)	8.00%		10/2029		16,557.2	15,728.0	14,875.0(2)(7)(12)
Broadcast Music, Inc.(10)	First lien senior secured loan	10.39%	SOFR (Q)	5.75%		02/2030		29,467.3	28,840.9	29,467.3(2)(7)(12)
CFC Funding LLC	Loan instrument units	9.75% PIK			07/2023		5,300		5,565.5	5,829.3(5)(12)
Charter Communications Operating, LLC	First lien senior secured loan	6.78%	SOFR (S)	2.25%		11/2031		24,212.5	24,152.2	24,141.8(2)(5)
Creative Artists Agency, LLC	First lien senior secured loan	7.11%	SOFR (M)	2.75%		10/2031		40,561.5	40,599.0	40,708.0(2)
Dundee Eros, LP	Limited partnership interest				11/2024		4,283,000		4,283.0	4,283.0(2)(12)
Fever Labs, Inc.(10)	First lien senior secured revolving loan	11.00%				11/2028		5,974.0	5,873.8	5,974.0(2)(12)
	First lien senior secured loan	11.00%				11/2028		20,625.7	19,037.9	20,625.7(2)(12)
	Series E-5 Convertible Shares				08/2024		318,631		1,381.9	1,477.2(2)(12)
									26,293.6	28,076.9
FinEquity Holdings, LLC	Class A common interest				12/2024		20		138,844.9	138,844.9(12)
	Class A common interest				12/2024		20		4,056.2	4,056.2(12)
	Class A common interest				12/2024		20		1,000.5	1,000.5(12)
									143,901.6	143,901.6
Global Music Rights, LLC(10)	First lien senior secured revolving loan	9.10%	SOFR (Q)	4.75%		12/2031		1,364.6	1,129.6	1,159.9(7)(12)
	First lien senior secured loan	9.10%	SOFR (S)	4.75%		12/2031		136,354.2	133,882.2	134,308.9(7)(12)
									135,011.8	135,468.8
League One Volleyball, Inc.	Series B preferred stock				07/2023		194		1.0	2.3(2)(12)
	Series C preferred stock				09/2024		67		0.6	0.6(2)(12)
									1.6	2.9
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
Legends Hospitality Holding Company, LLC and ASM Buyer, Inc.(10)	First lien senior secured revolving loan	9.41%	SOFR (M)	5.00%		08/2030		320.2	260.1	256.2(2)(7)(9)(12)
	First lien senior secured loan	10.02% (2.75% PIK)	SOFR (Q)	5.50%		08/2031		27,410.8	26,894.8	26,862.6(2)(7)(12)
									27,154.9	27,118.8
LiveBarn Inc.	Middle preferred shares				08/2023		2,838,691		10,000.0	12,498.8(2)(5)(12)
NEP Group, Inc.	First lien senior secured loan	7.72% (1.50% PIK)	SOFR (M)	3.25%		08/2026		25,777.3	24,793.8	23,431.6(2)
	First lien senior secured loan	10.09% (1.50% PIK)	SOFR (M)	5.50%		08/2026		14,416.0	13,993.5	13,154.6(2)(7)
									38,787.3	36,586.2
Orange Barrel Media, LLC/IKE Smart City, LLC(10)	Private asset-backed investment	10.11%	SOFR (M)	5.75%		03/2027		2,852.0	2,826.1	2,852.0(7)(12)
	Private asset-backed investment	10.11%	SOFR (M)	5.75%		10/2027		1,863.3	1,826.1	1,863.3(7)(12)
									4,652.2	4,715.3
OVG Business Services, LLC	First lien senior secured loan	7.36%	SOFR (M)	3.00%		06/2031		4,064.8	4,046.0	4,069.9(2)
Quartz Holding Company	First lien senior secured loan	7.86%	SOFR (M)	3.50%		10/2028		7,081.5	7,061.9	7,116.9(2)(7)(12)
Sandlot Action Sports, LLC	Common units				05/2024		3,384		25.0	25.0(12)
South Florida Motorsports, LLC	Class A common interest				12/2024		20		4,139.2	4,139.8(12)
Summer (BC) Bidco B LLC	First lien senior secured loan	9.59%	SOFR (Q)	5.00%		02/2029		1,955.4	1,946.0	1,964.6(5)
	First lien senior secured loan	9.09%	SOFR (Q)	4.50%		12/2026		1,007.1	1,007.1	1,010.8(2)(5)(7)
									2,953.1	2,975.4
United Talent Agency LLC	First lien senior secured loan	8.20%	SOFR (M)	3.75%		07/2028		11,925.9	11,896.2	11,985.6(2)(7)(12)
WideOpenWest Finance, LLC	First lien senior secured loan	11.55%	SOFR (Q)	7.00%		12/2028		3,259.2	3,228.3	3,389.6(2)(5)(7)(12)
William Morris Endeavor Entertainment, LLC (IMG Worldwide Holdings, LLC)	First lien senior secured loan	7.22%	SOFR (M)	2.75%		05/2025		39,645.6	39,669.7	39,695.2(2)(5)
WRE Sports Investments LLC(10)	First lien senior secured loan	11.00% (5.50% PIK)				07/2031		34,254.5	33,473.1	33,393.3(2)(12)
Zuffa Guarantor LLC	First lien senior secured loan	6.77%	SOFR (Q)	2.25%		11/2031		30,000.0	29,962.8	30,129.6(2)(5)
									662,924.3	666,185.2	11.29%
Pharmaceuticals, Biotechnology and Life Sciences
ADMA Biologics Inc.(10)	First lien senior secured revolving loan	8.34%	SOFR (Q)	3.75%		12/2027		0.6	0.6	0.6(2)(5)(7)(12)
	First lien senior secured loan	10.85%	SOFR (Q)	6.50%		12/2027		2,240.2	2,198.7	2,240.2(2)(5)(7)(12)
									2,199.3	2,240.8
Alcami Corporation(10)	First lien senior secured revolving loan	11.44%	SOFR (M)	7.00%		12/2028		41.1	21.2	41.1(2)(7)(12)
	First lien senior secured loan	11.66%	SOFR (Q)	7.00%		12/2028		4,323.8	4,166.4	4,323.8(2)(7)(12)
									4,187.6	4,364.9
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
Bamboo US BidCo LLC(10)	First lien senior secured loan	9.77%	SOFR (Q)	5.25%		09/2030		14,056.4	13,724.6	14,056.4(2)(7)(12)
	First lien senior secured loan	8.25%	Euribor (Q)	5.25%		09/2030		8,303.6	8,351.5	8,303.6(2)(7)(12)
									22,076.1	22,360.0
Cambrex Corporation	First lien senior secured loan	7.96%	SOFR (M)	3.50%		12/2026		44,884.9	44,786.6	44,820.7(2)(7)
Creek Parent, Inc. and Creek Feeder, L.P.(10)	First lien senior secured loan	9.63%	SOFR (S)	5.25%		12/2031		123,825.2	121,670.1	121,658.2(2)(7)(12)
	Limited partnership interest				12/2024		4,209,000		4,209.0	4,209.0(2)(12)
									125,879.1	125,867.2
Curia Global, INC.	First lien senior secured loan	8.44%	SOFR (Q)	3.75%		08/2026		31,955.5	30,699.0	30,444.3(2)(7)
Curium BidCo S.a r.l.	First lien senior secured loan	7.96%	SOFR (S)	3.50%		07/2029		18,316.8	18,350.0	18,488.6(2)(5)
Da Vinci Purchaser Corp.	First lien senior secured loan	7.86%	SOFR (M)	3.50%		01/2027		52,268.6	52,314.8	52,436.4(2)(7)
Grifols Worldwide Operations USA, Inc.	First lien senior secured loan	6.74%	SOFR (Q)	2.00%		11/2027		18,427.9	18,161.1	18,331.2(2)(5)
Gula Buyer Inc.	First lien senior secured loan	9.55%	SOFR (M)	5.00%		10/2031		150,000.0	148,174.9	148,125.0(2)(7)(12)
IGEA Bidco S.P.A(10)	First lien senior secured notes	9.93%				09/2031		3,809.5	4,045.2	3,944.6(2)(5)(12)
Packaging Coordinators Midco, Inc.	First lien senior secured loan	7.84%	SOFR (Q)	3.25%		11/2027		52,644.9	52,707.8	52,827.6(2)(7)
Precision Medicine Group, LLC	First lien senior secured loan	7.43%	SOFR (Q)	3.00%		11/2027		15,190.1	15,137.6	15,166.4(2)(7)
Solar Bidco Limited(10)	First lien senior secured loan	8.43%	Euribor (Q)	5.75%		11/2029		3,712.9	3,579.8	3,589.7(2)(5)(7)(12)
WCI-BXC Purchaser, LLC and WCI-BXC Investment Holdings, L.P.(10)	First lien senior secured loan	10.78%	SOFR (Q)	6.25%		11/2030		4,414.2	4,321.7	4,414.2(2)(7)(12)
	Limited partnership interests				11/2023		731,000		731.6	676.9(2)(12)
									5,053.3	5,091.1
									547,352.2	548,098.5	9.29%
Investment Funds and Vehicles
ABPCI 2019-5A	Collaterized loan obligation	10.37%	SOFR (Q)	5.75%		01/2036		1,100.0	1,100.0	1,128.0(5)(12)
ABPCI 2022-11	Collaterized loan obligation	11.42%	SOFR (Q)	7.00%		01/2038		7,000.0	7,000.0	7,026.8(5)(12)
ABPCI 2024-17	Collaterized loan obligation	12.57%	SOFR (Q)	8.00%		08/2036		3,000.0	3,000.0	2,968.7(5)(12)
ATRM 14	Collaterized loan obligation	16.20%				10/2037		8,171.4	4,892.9	4,999.0(5)(12)
	Collaterized loan obligation	11.40%	SOFR (Q)	6.50%		10/2037		5,600.0	5,600.0	5,712.7(5)(12)
	Collaterized loan obligation	11.70%				10/2037		639.5	411.6	391.2(5)(12)
									10,904.5	11,102.9
ATRM 15	Collaterized loan obligation	11.15%	SOFR (Q)	6.50%		07/2037		1,900.0	1,900.0	1,928.3(5)(12)
AUDAX 2024-9	Collaterized loan obligation	9.82%	SOFR (Q)	5.20%		04/2036		2,000.0	2,000.0	2,033.3(5)(12)
BABSN 2023-3	Collaterized loan obligation	11.99%	SOFR (Q)	7.33%		10/2036		562.5	577.7	579.9(5)(12)
BALLY 2022-21	Collaterized loan obligation	15.70%				10/2037		2,520.0	2,406.6	2,378.9(5)(12)
BALLY 2023-24	Collaterized loan obligation	9.71%	SOFR (Q)	5.05%		07/2036		1,500.0	1,500.0	1,524.7(5)(12)
BALLY 2024-26	Collaterized loan obligation	11.43%	SOFR (Q)	6.10%		07/2037		1,500.0	1,500.0	1,513.1(5)(12)
BCC 2020-1	Collaterized loan obligation	11.78%	SOFR (Q)	7.15%		04/2033		1,750.0	1,750.0	1,765.3(5)(12)
BCC 2023-3	Collaterized loan obligation	9.88%	SOFR (Q)	5.25%		07/2036		1,500.0	1,500.0	1,533.6(5)(12)
BERRY 2024-1	Collaterized loan obligation	12.50%				10/2037		5,220.0	2,302.0	2,354.6(5)(12)
BROOKP 2024-1	Collaterized loan obligation	11.12%	SOFR (Q)	6.50%		04/2037		1,000.0	1,000.0	1,024.1(5)(12)
BSP 2016-9	Collaterized loan obligation	10.52%	SOFR (Q)	5.90%		10/2037		3,125.0	3,125.0	3,148.7(5)(12)
BSP 2018-14	Collaterized loan obligation	10.74%	SOFR (Q)	6.15%		10/2037		5,500.0	5,500.0	5,633.8(5)(12)
BSP 2022-28	Collaterized loan obligation	9.96%	SOFR (Q)	5.40%		10/2037		500.0	500.0	501.4(5)(12)
BSP 2024-34	Collaterized loan obligation	11.33%	SOFR (Q)	6.70%		07/2037		1,250.0	1,250.0	1,287.9(5)(12)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
BSP 2024-35	Collaterized loan obligation	10.73%	SOFR (Q)	6.10%		04/2037		1,250.0	1,250.0	1,273.2(5)(12)
BSP 2024-37	Collaterized loan obligation	12.50%				01/2038		8,430.0	8,430.0	8,430.0(5)(12)
BSP 2024-38A	Collaterized loan obligation	9.31%	SOFR (Q)	5.00%		01/2038		3,750.0	3,750.0	3,769.5(5)(12)
BTCP 2023-1	Collaterized loan obligation	11.10%	SOFR (M)	6.50%		09/2030		6,100.0	6,105.7	6,100.0(5)(12)
BX 2024-SLCT	Commercial mortgage-backed security	7.84%	SOFR (M)	3.39%		01/2040		24,185.0	24,124.5	24,139.8(5)(12)
CAVU 2021-1	Collaterized loan obligation	11.63%	SOFR (Q)	7.00%		07/2037		1,000.0	1,000.0	1,006.3(5)(12)
CEDF 2021-14	Collaterized loan obligation	15.40%				07/2033		1,840.0	995.9	975.2(5)(12)
CGMS 2019-2	Collaterized loan obligation	11.83%	SOFR (Q)	7.00%		10/2037		4,387.5	4,387.5	4,526.6(5)(12)
CGMS 2022-2	Collaterized loan obligation	11.51%	SOFR (Q)	6.95%		01/2038		2,850.0	2,850.0	2,913.0(5)(12)
CGMS 2022-5	Collaterized loan obligation	12.20%	SOFR (Q)	7.10%		10/2037		4,190.0	4,190.0	4,321.1(5)(12)
CGMS 2023-1	Collaterized loan obligation	9.72%	SOFR (Q)	5.10%		07/2035		1,250.0	1,250.0	1,271.5(5)(12)
CGMS 2023-2	Collaterized loan obligation	9.62%	SOFR (Q)	5.00%		07/2036		2,000.0	2,000.0	2,044.5(5)(12)
CGMS 2024-1	Collaterized loan obligation	11.58%	SOFR (Q)	6.92%		04/2037		1,096.0	1,119.3	1,126.8(5)(12)
CGMS 2024-2	Collaterized loan obligation	11.48%	SOFR (Q)	6.85%		04/2037		1,500.0	1,500.0	1,544.1(5)(12)
CGMS 2024-3	Collaterized loan obligation	11.70%	SOFR (Q)	6.40%		07/2036		2,600.0	2,600.0	2,680.9(5)(12)
CGMS 2024-5	Collaterized loan obligation	12.60%				10/2036		2,700.0	2,409.8	2,487.9(5)(12)
	Collaterized loan obligation	10.20%	SOFR (Q)	5.65%		10/2036		1,500.0	1,500.0	1,537.6(5)(12)
									3,909.8	4,025.5
CIFC 2018-1	Collaterized loan obligation	9.72%	SOFR (Q)	5.25%		01/2038		830.0	830.0	834.0(5)(12)
CIFC 2020-4	Collaterized loan obligation	9.33%	SOFR (Q)	4.90%		01/2040		5,500.0	5,500.0	5,528.6(5)(12)
CIFC 2021-1	Collaterized loan obligation	10.63%	SOFR (Q)	6.00%		07/2037		1,820.0	1,820.0	1,853.0(5)(12)
CIFC 2021-4	Collaterized loan obligation	11.37%	SOFR (Q)	6.20%		07/2037		1,000.0	1,000.6	1,027.6(5)(12)
CIFC 2021-5	Collaterized loan obligation	9.41%	SOFR (Q)	5.10%		01/2038		3,500.0	3,500.0	3,517.5(5)(12)
CIFC 2022-5	Collaterized loan obligation	8.55%	SOFR (Q)	3.90%		01/2037		6,000.0	6,000.0	6,132.8(5)(12)
CIFC 2022-6	Collaterized loan obligation	10.36%	SOFR (Q)	5.75%		10/2038		437.5	437.5	447.9(5)(12)
CIFC 2022-7	Collaterized loan obligation	9.91%	SOFR (Q)	5.35%		01/2038		687.5	687.5	689.5(5)(12)
CIFC 2024-1	Collaterized loan obligation	11.23%	SOFR (Q)	6.60%		04/2037		375.0	384.3	386.0(5)(12)
CIFC 2024-2	Collaterized loan obligation	11.03%	SOFR (Q)	6.40%		04/2037		2,000.0	2,000.0	2,057.6(5)(12)
CIFC 2024-4	Collaterized loan obligation	12.70%				10/2037		2,600.0	2,373.1	2,511.0(5)(12)
CIFC 2024-5	Collaterized loan obligation	9.48%	SOFR (Q)	5.15%		01/2038		4,000.0	4,000.0	4,020.8(5)(12)
Constellation Wealth Capital Fund, L.P.(11)	Limited partner interests				01/2024		1,935,706		1,764.7	1,834.1(5)
CPTPK 2024-1	Collaterized loan obligation	10.62%	SOFR (Q)	6.00%		07/2037		1,400.0	1,400.0	1,442.2(5)(12)
CWC Fund I Co-Invest (ALTI) LP	Limited partnership interests				03/2024		6,653,000		6,673.6	7,171.9(2)(5)(12)
DRSLF 2022-104	Collaterized loan obligation	11.92%	SOFR (Q)	7.40%		08/2034		5,756.0	5,756.0	5,815.1(5)(12)
ELM12 2021-5	Collaterized loan obligation	10.47%	SOFR (Q)	5.90%		10/2037		1,475.0	1,475.0	1,509.6(5)(12)
ELM24 2023-3	Collaterized loan obligation	9.55%	SOFR (Q)	5.10%		01/2038		2,000.0	2,000.0	2,009.7(5)(12)
ELM27 2024-3	Collaterized loan obligation	10.88%	SOFR (Q)	6.25%		04/2037		2,000.0	2,000.0	2,050.5(5)(12)
ELM29 2024-5	Collaterized loan obligation	11.02%	SOFR (Q)	6.40%		04/2037		3,500.0	3,519.7	3,615.4(5)(12)
ELM30 2024-6	Collaterized loan obligation	10.55%	SOFR (Q)	5.25%		07/2037		1,250.0	1,268.8	1,272.1(5)(12)
ELM32 2024-8	Collaterized loan obligation	12.42%				10/2037		2,520.0	2,268.0	2,340.8(5)(12)
ELM35 2024-11	Collaterized loan obligation	11.20%				10/2037		1,740.0	1,581.7	1,505.4(5)(12)
ELM37 2024-13	Collaterized loan obligation	9.11%	SOFR (Q)	4.75%		01/2038		3,000.0	3,000.0	3,015.0(5)(12)
ELMW1 2019-1	Collaterized loan obligation	8.37%	SOFR (Q)	3.75%		04/2037		6,000.0	6,000.0	6,126.5(5)(12)
ELMW4 2020-1	Collaterized loan obligation	10.78%	SOFR (Q)	6.15%		04/2037		2,514.0	2,539.1	2,593.1(5)(12)
ELMW8 2021-1	Collaterized loan obligation	10.87%	SOFR (Q)	6.25%		04/2037		5,028.0	5,086.9	5,137.6(5)(12)
GCBSL 2022-60	Collaterized loan obligation	10.63%	SOFR (Q)	6.00%		10/2034		2,375.0	2,375.0	2,364.9(5)(12)
GCBSL 2024-77	Collaterized loan obligation	9.20%	SOFR (Q)	4.85%		01/2038		1,500.0	1,500.0	1,507.5(5)(12)
GLM 2022-12	Collaterized loan obligation	10.32%	SOFR (Q)	5.70%		07/2037		2,100.0	2,109.5	2,153.6(5)(12)
GNRT 2	Collaterized loan obligation	11.98%	SOFR (Q)	7.35%		10/2037		250.0	251.1	256.2(5)(12)
GNRT 2022-10	Collaterized loan obligation	12.70%	SOFR (Q)	8.07%		07/2035		500.0	510.7	505.8(5)(12)
GNRT 2023-11	Collaterized loan obligation	12.14%	SOFR (Q)	7.30%		10/2037		2,258.0	2,258.0	2,320.8(5)(12)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
GNRT 2024-15	Collaterized loan obligation	11.32%	SOFR (Q)	6.70%		07/2037		2,000.0	2,000.0	2,050.2(5)(12)
GNRT 2024-18	Collaterized loan obligation	12.60%				01/2038		7,160.0	6,334.5	6,519.0(5)(12)
GNRT 2024-20	Collaterized loan obligation	12.30%				01/2038		19,647.8	17,973.8	17,977.3(5)(12)
GNRT 4	Collaterized loan obligation	11.52%	SOFR (Q)	6.90%		07/2037		2,000.0	2,000.0	2,049.4(5)(12)
GNRT 6	Collaterized loan obligation	11.79%	SOFR (Q)	7.25%		10/2037		1,820.0	1,820.0	1,867.6(5)(12)
GNRT 9	Collaterized loan obligation	10.82%	SOFR (Q)	6.35%		01/2038		4,015.0	4,015.0	4,031.1(5)(12)
GOCAP 2024-71	Collaterized loan obligation	9.62%	SOFR (Q)	5.10%		02/2037		4,500.0	4,500.0	4,584.1(5)(12)
HAMLN 2024-1	Collaterized loan obligation	9.96%	SOFR (Q)	5.40%		10/2037		2,017.5	2,017.5	2,027.5(5)(12)
KKR 2024-53	Collaterized loan obligation	12.70%				01/2038		6,100.0	5,529.0	5,695.1(5)(12)
	Collaterized loan obligation	11.02%	SOFR (Q)	6.50%		01/2038		2,235.0	2,235.0	2,261.9(5)(12)
									7,764.0	7,957.0
KKR 48	Collaterized loan obligation	8.92%	SOFR (Q)	4.30%		10/2036		2,000.0	2,000.0	2,034.3(5)(12)
Linden Structured Capital Fund II- A LP(11)	Limited partnership interests				07/2024		1,470,727		1,559.0	1,479.6(2)(5)
MAGNE 2019-24	Collaterized loan obligation	11.06%	SOFR (Q)	6.40%		04/2035		500.0	500.1	503.2(5)(12)
MAGNE 2022-33	Collaterized loan obligation	10.17%	SOFR (Q)	5.55%		10/2037		5,875.0	5,875.0	5,995.8(5)(12)
MAGNE 2023-36	Collaterized loan obligation	9.53%	SOFR (Q)	4.90%		04/2036		1,750.0	1,750.0	1,777.8(5)(12)
MAGNE 2023-39	Collaterized loan obligation	9.33%	SOFR (Q)	4.90%		01/2037		637.5	637.5	640.8(5)(12)
MAGNE 2024-41	Collaterized loan obligation	9.21%	SOFR (Q)	4.90%		01/2038		2,312.5	2,312.5	2,324.5(5)(12)
MAGNE 2024-42	Collaterized loan obligation	9.31%	SOFR (Q)	5.00%		01/2038		2,125.0	2,096.8	2,136.0(5)(12)
MAGNE 2024-44	Collaterized loan obligation	12.00%				10/2037		4,100.0	3,690.0	3,747.7(5)(12)
MDPK 2016-20	Collaterized loan obligation	11.23%	SOFR (Q)	6.40%		10/2037		2,727.5	2,727.5	2,770.0(5)(12)
MDPK 2018-32	Collaterized loan obligation	11.03%	SOFR (Q)	6.40%		07/2037		4,850.0	4,850.0	4,924.3(5)(12)
MDPK 2019-34	Collaterized loan obligation	11.15%	SOFR (Q)	6.50%		10/2037		1,700.0	1,700.0	1,729.7(5)(12)
MDPK 2019-37	Collaterized loan obligation	11.26%	SOFR (Q)	6.60%		04/2037		1,000.0	1,000.0	1,016.1(5)(12)
MDPK 2021-59	Collaterized loan obligation	11.03%	SOFR (Q)	6.40%		04/2037		2,250.0	2,250.0	2,282.6(5)(12)
MDPK 2022-55	Collaterized loan obligation	10.63%	SOFR (Q)	6.00%		07/2037		1,680.0	1,680.0	1,704.8(5)(12)
MDPK 2022-60	Collaterized loan obligation	11.13%	SOFR (Q)	6.50%		10/2037		5,625.0	5,625.0	5,745.8(5)(12)
MDPK 2024-66	Collaterized loan obligation	9.85%	SOFR (Q)	5.50%		10/2037		2,500.0	2,500.0	2,513.0(5)(12)
	Collaterized loan obligation	12.20%				10/2037		2,410.0	2,336.3	2,336.3(5)(12)
									4,836.3	4,849.3
MDPK 2024-67	Collaterized loan obligation	11.43%	SOFR (Q)	6.80%		04/2037		2,500.0	2,500.0	2,571.1(5)(12)
MDPK 2024-68	Collaterized loan obligation	9.54%	SOFR (Q)	5.10%		01/2038		2,375.0	2,375.0	2,387.4(5)(12)
MDPK 2024-69	Collaterized loan obligation	11.58%	SOFR (Q)	6.25%		07/2037		1,500.0	1,500.0	1,543.7(5)(12)
MidOcean CLO Equity Fund I, LP(11)	Limited partnership interest	9.00%			10/2024		5,255,376		5,255.4	5,255.4(5)(12)
NMC CLO-2	Collaterized loan obligation	10.06%	SOFR (Q)	5.70%		01/2038		937.5	937.5	942.4(5)(12)
OAKC 2015-12	Collaterized loan obligation	9.60%				04/2037		14,541.0	9,245.1	9,474.3(5)(12)
OAKC 2016-13	Collaterized loan obligation	11.70%				10/2037		2,920.0	2,309.7	2,341.2(5)(12)
	Collaterized loan obligation	11.70%				01/2030		1,400.0	1,107.4	1,122.5(5)(12)
	Collaterized loan obligation	10.37%	SOFR (Q)	5.75%		10/2037		1,220.0	1,220.0	1,253.4(5)(12)
									4,637.1	4,717.1
OAKC 2017-15	Collaterized loan obligation	12.60%				01/2030		3,441.5	1,978.9	1,997.7(5)(12)
OAKC 2019-3	Collaterized loan obligation	9.51%	SOFR (Q)	5.00%		01/2038		500.0	500.0	501.4(5)(12)
OAKC 2019-4	Collaterized loan obligation	9.34%	SOFR (Q)	4.95%		01/2038		3,640.0	3,640.0	3,658.9(5)(12)
OAKC 2020-5	Collaterized loan obligation	12.50%				10/2037		3,130.0	3,244.9	3,162.1(5)(12)
OAKC 2020-6	Collaterized loan obligation	12.60%				10/2037		2,966.0	3,399.0	3,410.9(5)(12)
	Collaterized loan obligation	9.84%	SOFR (Q)	5.25%		10/2037		1,100.0	1,100.0	1,109.9(5)(12)
									4,499.0	4,520.8
OAKC 2021-9	Collaterized loan obligation	10.12%	SOFR (Q)	5.50%		10/2037		2,050.0	2,050.0	2,107.8(5)(12)
	Collaterized loan obligation	13.10%				10/2037		1,500.0	1,527.2	1,526.1(5)(12)
									3,577.2	3,633.9
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value		% of Net Assets
OAKC 2021-16	Collaterized loan obligation	11.50%				10/2034		1,210.0	1,069.0	1,079.9	(5)(12)
OAKC 2022-12	Collaterized loan obligation	9.62%	SOFR (Q)	5.00%		07/2036		2,000.0	2,000.0	2,038.6	(5)(12)
OAKC 2023-15	Collaterized loan obligation	9.62%	SOFR (Q)	5.00%		04/2035		2,000.0	2,000.0	2,032.6	(5)(12)
OAKC 2023-16	Collaterized loan obligation	8.62%	SOFR (Q)	4.00%		10/2036		2,000.0	2,000.0	2,040.6	(5)(12)
OCPA 2023-29	Collaterized loan obligation	9.35%	SOFR (Q)	5.00%		01/2036		1,000.0	1,000.0	1,005.0	(5)(12)
OCT66 2022-1	Collaterized loan obligation	12.11%	SOFR (Q)	7.62%		11/2036		937.5	944.5	958.7	(5)(12)
OHACP 2024-17	Collaterized loan obligation	9.40%	SOFR (Q)	5.00%		01/2038		3,000.0	3,000.0	3,007.6	(5)(12)
	Collaterized loan obligation	12.00%				01/2038		2,610.0	2,479.5	2,484.7	(5)(12)
									5,479.5	5,492.3
OKANAGAN 2024-1	Private asset-backed investment	12.55%	SOFR (M)	8.25%		12/2032		30,300.0	30,350.9	30,300.0	(5)(12)
PROSE 2024-3	Private asset-backed investment	8.85%				10/2054		25,000.0	25,000.0	24,526.8	(5)(12)
PXLY 2024-1	Collaterized loan obligation	9.50%	SOFR (Q)	5.00%		01/2037		6,550.0	6,550.0	6,584.1	(5)(12)
RRAM 2022-21	Collaterized loan obligation	12.90%				01/2123		13,070.0	9,606.2	9,613.2	(5)(12)
RRAM 2024-30	Collaterized loan obligation	12.46%				07/2036		7,000.0	6,457.5	6,411.2	(5)(12)
RVRPK 2024-1	Collaterized loan obligation	9.15%	SOFR (Q)	4.80%		01/2038		6,500.0	6,500.0	6,516.3	(5)(12)
SIXST 2021-17	Collaterized loan obligation	11.00%				01/2034		5,550.0	3,787.9	3,582.2	(5)(12)
SIXST 2022-21	Collaterized loan obligation	10.39%	SOFR (Q)	5.75%		10/2037		2,025.0	2,025.0	2,080.0	(5)(12)
SIXST 2024-27	Collaterized loan obligation	9.61%	SOFR (Q)	5.25%		01/2038		1,750.0	1,750.0	1,754.4	(5)(12)
SPEAK 2024-11	Collaterized loan obligation	13.48%				07/2037		4,000.0	3,468.4	3,891.6	(5)(12)
STKPK 2022-1	Collaterized loan obligation	10.81%	SOFR (Q)	6.15%		10/2037		3,375.0	3,375.0	3,448.0	(5)(12)
SYMP 2022-33	Collaterized loan obligation	9.69%	SOFR (Q)	5.35%		01/2038		2,500.0	2,500.0	2,512.5	(5)(12)
SYMP 2022-36	Collaterized loan obligation	11.63%	SOFR (Q)	7.00%		10/2037		1,120.0	1,120.0	1,148.2	(5)(12)
SYMP 2023-40	Collaterized loan obligation	9.67%	SOFR (Q)	5.25%		01/2038		1,500.0	1,500.0	1,507.8	(5)(12)
Texas Debt Capital CLO 2024-II Ltd	Collaterized loan obligation	9.81%	SOFR (Q)	5.25%		01/2037		4,100.0	4,100.0	4,119.2	(5)(12)
THPT 2023-THL	Commercial mortgage-backed security	10.40%				12/2034		5,000.0	4,987.5	5,021.5	(5)(12)
Tikehau Green Diamond II CFO Equity LP(11)	Private asset-backed investment	10.60%	Euribor (Q)	7.75%	12/2024		2,791,938		2,843.8	2,836.0	(5)(12)
Tikehau Ruby CLO Equity LP(11)	Private asset-backed investment	13.06%	Euribor (Q)	10.00%	03/2024		1,613,487		1,342.0	1,271.4	(5)(7)(12)
Tikehau Topaz LP(11)	Private asset-backed investment	13.57%	SOFR (Q)	9.00%	06/2024		2,562,960		2,244.4	2,247.7	(5)(7)(12)
VOYA 2022-3	Collaterized loan obligation	9.12%	SOFR (Q)	4.50%		10/2036		2,000.0	2,000.0	2,050.6	(5)(12)
VOYA 2024-1	Collaterized loan obligation	11.31%	SOFR (Q)	6.65%		04/2037		1,681.9	1,743.9	1,728.4	(5)(12)
WILDPK 2024-1	Collaterized loan obligation	10.33%	SOFR (Q)	5.75%		10/2037		1,117.5	1,117.5	1,142.6	(5)(12)
									478,416.9	483,169.2		8.19%
Consumer Distribution and Retail
Amazon Holdco Inc.	First lien senior secured loan	6.61%	SOFR (M)	2.25%		09/2031		21,270.9	21,252.7	21,182.2	(2)(5)
Barnes Group Inc.	First lien senior secured loan	7.33%	SOFR (S)	3.00%		12/2031		20,000.0	19,950.0	19,990.0
BGI Purchaser, Inc.(10)	First lien senior secured revolving loan	8.51%	SOFR (Q)	4.00%		05/2030		11,109.8	10,959.5	11,109.8	(2)(7)(12)
	First lien senior secured loan	9.51%	SOFR (Q)	5.00%		05/2031		34,354.4	33,916.5	34,354.4	(2)(7)(12)
									44,876.0	45,464.2
BR PJK Produce, LLC	First lien senior secured loan	10.71%	SOFR (Q)	6.25%		11/2027		2,698.2	2,668.1	2,698.2	(2)(7)(12)
	First lien senior secured loan	10.99%	SOFR (Q)	6.25%		11/2027		457.5	448.1	457.5	(7)(12)
									3,116.2	3,155.7
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
BradyPlus Holdings, LLC(10)	First lien senior secured loan	9.52%	SOFR (M)	5.00%		10/2029		31,287.1	30,800.2	31,287.1(2)(7)(12)
	First lien senior secured loan	9.40%	SOFR (Q)	5.00%		10/2029		198.0	190.6	198.0(2)(7)(12)
									30,990.8	31,485.1
City Line Distributors LLC and City Line Investments LLC(10)	First lien senior secured loan	10.48%	SOFR (M)	6.00%		08/2028		2,767.2	2,716.0	2,767.2(2)(7)(12)
	Class A units	8.00% PIK			08/2023		120,151		131.8	131.0(2)(12)
									2,847.8	2,898.2
Hills Distribution, Inc., Hills Intermediate FT Holdings, LLC and GMP Hills, LP(10)	First lien senior secured revolving loan	8.90%	SOFR (M)	4.50%		11/2029		0.6	0.6	0.6(2)(7)(12)
	First lien senior secured loan	10.39%	SOFR (M)	6.00%		11/2029		4,641.2	4,576.6	4,641.2(2)(7)(12)
	Limited partnership interests				11/2023		3,544,000		3,827.5	3,490.8(2)(12)
									8,404.7	8,132.6
LS Group Opco Acquisition LLC (LS Group PropCo Acquisition LLC)	First lien senior secured loan	7.36%	SOFR (M)	3.00%		04/2031		12,889.6	12,879.9	12,941.9(2)
Madison Safety & Flow LLC	First lien senior secured loan	7.61%	SOFR (M)	3.25%		09/2031		15,427.5	15,449.8	15,528.7(2)
Mountaineer Merger Corporation(10)	First lien senior secured revolving loan	9.33%	SOFR (Q)	5.00%		10/2027		8,135.0	7,967.5	7,952.1(2)(12)
Mr. Greens Intermediate, LLC, Florida Veg Investments LLC, MRG Texas, LLC and Restaurant Produce and Services Blocker, LLC(10)	First lien senior secured revolving loan					05/2029		—	—	—(2)(7)(8)(12)
	First lien senior secured loan	10.75%	SOFR (M)	6.25%		05/2029		9,331.6	9,127.2	9,331.6(2)(7)(12)
	Class B limited liability company interest				05/2023		0.04%		100.0	85.8(2)(12)
									9,227.2	9,417.4
Phoenix YW Buyer, Inc. and Phoenix YW Parent, Inc.(10)	First lien senior secured loan	9.33%	SOFR (M)	5.00%		05/2030		51,123.8	49,909.0	51,123.8(2)(5)(7)(12)
	Class B common stock	8.00% PIK			05/2024		2,158		2,158.0	3,833.2(2)(5)(12)
									52,067.0	54,957.0
Royal Borrower, LLC and Royal Parent, LP(10)	First lien senior secured revolving loan					07/2030		—	—	—(2)(7)(8)(12)
	First lien senior secured loan	9.77%	SOFR (M)	5.25%		07/2030		18,605.0	18,349.3	18,326.0(2)(7)(12)
	Class A preferred units	10.00% PIK			07/2024		2,124,000		2,231.5	3,912.4(12)
									20,580.8	22,238.4
SCIH Salt Holdings Inc.	First lien senior secured loan	7.57%	SOFR (Q)	3.00%		01/2029		50,091.7	50,093.7	50,173.3(2)(7)
Worldwide Produce Acquisition, LLC and REP WWP Coinvest IV, L.P.(10)(11)	First lien senior secured revolving loan					01/2029		—	—	—(2)(7)(8)(12)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
	First lien senior secured loan	10.50%	SOFR (Q)	6.25%		01/2029		7,693.9	7,538.2	7,463.0(2)(7)(12)
	Common units				01/2023		50,000		50.3	11.7(12)
									7,588.5	7,474.7
									307,292.6	312,991.5	5.30%
Materials
A-AP Buyer, Inc.	First lien senior secured loan	7.61%	SOFR (M)	3.25%		09/2031		6,032.8	6,027.5	6,070.5(2)
Berlin Packaging L.L.C.	First lien senior secured loan	7.83%	SOFR (Q)	3.50%		06/2031		14,188.9	14,223.3	14,259.8
BW Holding, Inc.	First lien senior secured loan	8.66%	SOFR (Q)	4.00%		12/2028		14,539.6	13,359.1	12,916.0(2)(7)
Charter Next Generation, Inc.	First lien senior secured loan	7.53%	SOFR (M)	3.00%		11/2030		46,917.4	46,988.8	47,125.2(2)(7)
Flexsys Holdings, Inc.	First lien senior secured loan	9.84%	SOFR (Q)	5.25%		11/2028		10,169.2	9,433.8	7,754.0(2)(7)
Meyer Laboratory, LLC and Meyer Parent, LLC(10)	First lien senior secured loan	9.61%	SOFR (M)	5.25%		02/2030		9,872.3	9,702.5	9,872.3(2)(7)(12)
	Common units				02/2024		169,000		169.0	185.8(12)
									9,871.5	10,058.1
Pregis TopCo LLC	First lien senior secured loan	8.36%	SOFR (M)	4.00%		07/2026		26,571.5	26,607.4	26,704.4(2)
Quikrete Holdings, Inc.	First lien senior secured loan	6.61%	SOFR (M)	2.25%		03/2029		9,476.1	9,476.1	9,465.2(2)
Ranpak Corp.	First lien senior secured loan	8.85%	SOFR (S)	4.50%		12/2031		8,000.0	7,920.0	7,980.0(5)(12)
Reagent Chemical & Research, LLC(10)	First lien senior secured revolving loan					04/2030		—	—	—(2)(7)(8)(12)
	First lien senior secured loan	9.61%	SOFR (M)	5.25%		04/2031		49,891.9	48,990.0	49,891.9(2)(7)(12)
									48,990.0	49,891.9
Ring Container Technologies Group, LLC	First lien senior secured loan	7.11%	SOFR (M)	2.75%		08/2028		3,069.5	3,076.4	3,074.1(7)
Touchdown Acquirer Inc.	First lien senior secured loan	7.58%	SOFR (Q)	3.25%		02/2031		2,176.3	2,171.1	2,193.3(5)
Trident TPI Holdings, Inc.	First lien senior secured loan	8.19%	SOFR (S)	3.75%		09/2028		37,895.9	37,913.8	38,180.2(2)(7)
USALCO, LLC(10)	First lien senior secured loan	8.36%	SOFR (M)	4.00%		09/2031		23,631.8	23,592.8	23,779.5(2)(7)
Vobev, LLC and Vobev Holdings, LLC(10)	First lien senior secured revolving loan	9.69%	SOFR (S)	5.00%		04/2028		0.8	0.8	0.8(2)(7)(12)
	First lien senior secured loan	13.36% PIK	SOFR (M)	9.00%		03/2025		306.1	288.0	306.1(2)(12)
	First lien senior secured loan					04/2028		7,702.7	7,370.8	2,310.8(2)(12)(13)
	Warrant to purchase Class B units				11/2023	04/2028	5,403		—	—(12)
	Warrant to purchase ordinary shares				04/2023	11/2033	398		—	—(12)
									7,659.6	2,617.7
									267,311.2	262,069.9	4.44%
Food and Beverage
8th Avenue Food & Provisions, Inc.	First lien senior secured loan	8.22%	SOFR (M)	3.75%		10/2025		10,278.2	10,084.7	10,023.8(2)
	First lien senior secured loan	9.22%	SOFR (M)	4.75%		10/2025		5,777.9	5,560.9	5,633.4(7)
									15,645.6	15,657.2
Badia Spices, LLC(10)	First lien senior secured loan	9.07%	SOFR (Q)	4.50%		11/2030		128,571.4	126,384.1	126,321.4(2)(7)(12)
Chobani, LLC	First lien senior secured loan	7.72%	SOFR (M)	3.25%		10/2027		9,063.8	9,077.9	9,127.2(2)(7)
	First lien senior secured loan	8.11%	SOFR (M)	3.75%		10/2027		8,803.4	8,801.4	8,866.7
									17,879.3	17,993.9
Demakes Borrower, LLC(10)	First lien senior secured loan	10.45%	SOFR (M)	6.00%		12/2029		11,590.2	11,350.6	11,590.2(2)(7)(12)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
Sugar PPC Buyer LLC(10)	First lien senior secured loan	9.69%	SOFR (M)	5.25%		10/2030		24,812.5	24,398.4	24,812.5(2)(7)(12)
									195,658.0	196,375.2	3.33%
Consumer Durables and Apparel
760203 N.B. LTD.(10)	First lien senior secured loan	8.80%	CDOR (S)	5.50%		12/2030		20,323.7	19,803.8	19,815.7(2)(5)(7)(12)
Delta 2 (Lux) Sarl	First lien senior secured loan	6.60%	SOFR (S)	2.00%		09/2031		10,336.2	10,336.2	10,351.7(2)(5)(7)
	First lien senior secured loan	6.33%	SOFR (Q)	2.00%		09/2031		5,168.1	5,168.1	5,175.8(5)(7)
									15,504.3	15,527.5
Recess Holdings, Inc.	First lien senior secured loan	9.09%	SOFR (Q)	4.50%		02/2030		20,306.3	20,368.6	20,477.7(2)(7)
St Athena Global LLC and St Athena Global Holdings Limited(10)	First lien senior secured revolving loan	9.84%	SOFR (Q)	5.25%		06/2029		1,071.0	1,011.4	982.4(2)(5)(7)(12)
	First lien senior secured loan	9.95%	SONIA (M)	5.25%		06/2030		18,277.2	18,188.6	17,911.6(2)(5)(7)(12)
	First lien senior secured loan	9.82%	SOFR (Q)	5.25%		06/2030		32,283.6	31,851.2	31,637.9(2)(5)(7)(12)
									51,051.2	50,531.9
Varsity Brands Holding Co., Inc., Hercules Achievement, Inc. and BCPE Hercules Holdings, LP	First lien senior secured loan	8.27%	SOFR (Q)	3.75%		08/2031		71,048.4	70,749.5	71,066.2(2)
									177,477.4	177,419.0	3.01%
Automobiles and Components
Clarios Global LP	First lien senior secured loan	6.86%	SOFR (M)	2.50%		05/2030		12,643.0	12,637.2	12,681.0(2)
Collision SP Subco, LLC(10)	First lien senior secured revolving loan	10.09%	SOFR (Q)	5.50%		01/2030		52.9	46.8	52.9(2)(7)(12)
	First lien senior secured loan	10.09%	SOFR (Q)	5.50%		01/2030		4,592.6	4,515.0	4,592.6(2)(7)(12)
									4,561.8	4,645.5
Dynamo US Bidco Inc.	First lien senior secured loan	8.26%	SOFR (S)	4.00%		10/2031		16,698.9	16,687.5	16,845.0(2)(5)(12)
LTI Holdings, Inc.	First lien senior secured loan	9.11%	SOFR (M)	4.75%		07/2029		16,729.5	16,497.5	16,737.9(2)
New ChurcHill HoldCo LLC and Victory Topco, LP(10)	First lien senior secured loan	9.83%	SOFR (Q)	5.50%		11/2029		19,535.4	19,205.7	19,535.4(2)(7)(12)
	Class A-2 common units				11/2023		23,290		2,329.0	3,976.0(2)(12)
									21,534.7	23,511.4
Truck-Lite Co., LLC, Ecco Holdings Corp. and Clarience Technologies, LLC(10)	First lien senior secured loan	10.27%	SOFR (Q)	5.75%		02/2031		34,571.4	33,891.7	34,571.4(2)(7)(12)
	Class A common units				02/2024		1,072		2,636.0	2,767.7(12)
									36,527.7	37,339.1
Wand Newco 3, Inc.	First lien senior secured loan	7.61%	SOFR (M)	3.25%		01/2031		58,283.7	58,277.9	58,462.6(2)
									166,724.3	170,222.5	2.88%
Telecommunication Services
Delta Topco, Inc.	First lien senior secured loan	8.20%	SOFR (Q)	3.50%		11/2029		24,871.0	24,877.0	25,051.3(2)
Expereo USA, Inc. and Ristretto Bidco B.V.(10)	First lien senior secured loan	10.40%	SOFR (Q)	6.00%		12/2030		55,169.4	54,622.7	54,617.7(2)(5)(7)(12)
QualityTech, LP	First lien senior secured loan	8.02%	SOFR (M)	3.50%		11/2031		22,000.0	21,784.3	22,055.0(2)(5)(12)
Switch Master Holdco LLC	Private asset-backed investment	7.44%	SOFR (S)	3.00%		12/2025		20,052.0	20,052.0	20,052.0(12)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
	Private asset-backed investment	7.44%	SOFR (M)	3.00%		12/2025		14,357.8	13,937.0	13,998.8(2)(12)
									33,989.0	34,050.8
Zayo Group Holdings, Inc.	First lien senior secured loan	7.47%	SOFR (M)	3.00%		03/2027		24,912.0	22,657.9	23,282.3(2)
									157,930.9	159,057.1	2.70%
Transportation
First Student Bidco Inc.	First lien senior secured loan	6.89%	SOFR (S)	2.50%		07/2028		27,959.6	28,059.4	27,984.5(2)(7)
	First lien senior secured loan	6.89%	SOFR (S)	2.50%		07/2028		7,388.4	7,404.0	7,395.3(7)
									35,463.4	35,379.8
Nordic Ferry Infrastructure AS	Senior subordinated loan	9.70%	NIBOR (Q)	5.00%		11/2031		58,273.9	59,125.2	57,108.5(2)(5)(12)
	Senior subordinated loan	7.91%	Euribor (Q)	5.00%		11/2031		57,851.7	57,908.1	56,694.7(2)(5)(12)
									117,033.3	113,803.2
									152,496.7	149,183.0	2.53%
Energy
CPPIB OVM Member U.S. LLC	First lien senior secured loan	7.58%	SOFR (Q)	3.25%		08/2031		11,213.9	11,168.5	11,284.0(2)
Freeport LNG investments, LLLP	First lien senior secured loan	7.88%	SOFR (Q)	3.00%		11/2026		39,838.2	39,793.7	39,758.6
	First lien senior secured loan	8.38%	SOFR (Q)	3.50%		12/2028		2,000.0	2,000.0	2,007.2(7)
									41,793.7	41,765.8
HighPeak Energy, Inc.	First lien senior secured loan	11.98%	SOFR (Q)	7.50%		09/2026		22,500.0	22,178.1	22,500.0(2)(5)(7)(12)
M6 Etx Holdings II Midco LLC	First lien senior secured loan	8.96%	SOFR (M)	4.50%		09/2029		21,619.3	21,690.0	21,692.6(2)(7)
Par Petroleum LLC / Par Petroleum Finance Corp	First lien senior secured loan	8.33%	SOFR (Q)	3.75%		02/2030		18,593.3	18,457.9	18,523.6(2)(7)
Prairie ECI Acquiror LP	First lien senior secured loan	8.61%	SOFR (M)	4.25%		08/2029		11,487.3	11,466.5	11,559.1(2)
TransMontaigne Operating Company L.P.	First lien senior secured loan	7.61%	SOFR (M)	3.25%		11/2028		17,555.7	17,538.2	17,684.5(2)(7)
									144,292.9	145,009.6	2.46%
Technology Hardware and Equipment
ConnectWise, LLC	First lien senior secured loan	8.09%	SOFR (Q)	3.50%		09/2028		46,401.4	46,406.0	46,643.2(2)(7)
Emerald Debt Merger Sub LLC	First lien senior secured loan	6.93%	SOFR (S)	2.50%		05/2030		21,926.5	21,908.1	21,991.2(2)
	First lien senior secured loan	6.83%	SOFR (Q)	2.50%		08/2031		20,493.6	20,455.2	20,553.5(2)
									42,363.3	42,544.7
Excelitas Technologies Corp.(10)	First lien senior secured loan	9.61%	SOFR (M)	5.25%		08/2029		32,500.0	32,500.0	32,500.0(2)(7)(12)
FL Hawk Intermediate Holdings, Inc.(10)	First lien senior secured loan	8.83%	SOFR (Q)	4.50%		02/2030		7,853.0	7,778.1	7,853.0(2)(7)(12)
Mirion Technologies, Inc.	First lien senior secured loan	6.58%	SOFR (Q)	2.25%		10/2028		5,149.8	5,151.6	5,164.2(5)(7)
									134,199.0	134,705.1	2.28%
Independent Power and Renewable Electricity Producers
Alpha Generation LLC	First lien senior secured loan	7.11%	SOFR (M)	2.75%		09/2031		6,982.5	6,965.5	7,022.6
BNZ TopCo B.V.(10)	Senior subordinated loan	8.60%	Euribor (Q)	5.75%		10/2030		11,901.2	11,407.9	11,260.4(2)(5)(7)(12)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
Calpine Corp	First lien senior secured loan	6.12%	SOFR (M)	1.75%		12/2027		6,000.0	5,977.5	5,974.8
EFS Cogen Holdings I LLC	First lien senior secured loan	8.11%	SOFR (Q)	3.50%		10/2031		5,970.0	5,941.1	5,987.4(2)(7)
Hamilton Projects Acquiror, LLC	First lien senior secured loan	8.11%	SOFR (M)	3.75%		05/2031		4,895.0	4,883.6	4,923.3(7)
	First lien senior secured loan	7.33%	SOFR (S)	3.00%		05/2031		1,062.5	1,059.8	1,068.6
									5,943.4	5,991.9
Lackawanna Energy Center LLC	First lien senior secured loan	8.61%	SOFR (M)	4.25%		08/2029		9,863.5	9,896.7	9,937.5(2)(7)
Lightstone Holdco LLC	First lien senior secured loan	10.34%	SOFR (Q)	5.75%		01/2027		6,277.9	6,348.5	6,340.7(7)
South Field, LLC	First lien senior secured loan	8.08%	SOFR (Q)	3.75%		08/2031		9,848.1	9,829.4	9,905.5(2)
Talen Energy Supply LLC	First lien senior secured loan	7.02%	SOFR (Q)	2.50%		12/2031		3,500.0	3,495.6	3,508.8(2)(5)
Thunder Generation	First lien senior secured loan	7.33%	SOFR (Q)	3.00%		10/2031		16,758.0	16,686.1	16,847.0(2)
Watt Holdco Limited(10)	First lien senior secured loan	8.84%	Euribor (Q)	6.00%		09/2031		2,775.0	2,889.4	2,789.3(2)(5)(7)(12)
	First lien senior secured loan	10.70%	SONIA (Q)	6.00%		09/2031		1,366.8	1,423.1	1,373.8(2)(5)(7)(12)
									4,312.5	4,163.1
									86,804.2	86,939.7	1.47%
Household and Personal Products
Silk Holdings III Corp. and Silk Holdings I Corp.(10)	First lien senior secured revolving loan	8.33%	SOFR (Q)	4.00%		05/2029		3,300.3	3,242.2	3,300.3(2)(7)(12)
	First lien senior secured loan	9.83%	SOFR (Q)	5.50%		05/2029		38,751.2	38,009.1	38,753.1(2)(7)(12)
	Common stock				05/2023		100		100.0	263.3(2)(12)
									41,351.3	42,316.7
TCI Buyer LLC and TCI Holdings, LP(10)	First lien senior secured loan	9.09%	SOFR (M)	4.75%		11/2030		23,687.4	23,337.7	23,332.1(2)(7)(12)
	Common stock				11/2024		16,940		1,694.0	1,694.0(2)(12)
									25,031.7	25,026.1
									66,383.0	67,342.8	1.14%
Real Estate Management and Development
Pallas Funding Trust No.2(10)	Private asset-backed investment	12.16%	BBSY (M)	7.85%		02/2027		1,323.7	1,385.8	1,323.7(5)(12)
	Private asset-backed investment	7.45%	BBSY (M)	4.30%		10/2027		756.4	809.4	756.4(5)(12)
									2,195.2	2,080.1
Pallas NZ Funding Trust No. 1(10)	Private asset-backed investment	11.49%	BBSY (M)	6.15%		07/2026		1,189.6	1,280.3	1,189.6(5)(12)
Quintain Investments Holdings Limited(11)	Private asset-backed investment	11.00%			08/2024	08/2031	31,418,350		40,675.9	39,302.8(5)(12)
	Private asset-backed investment				08/2024		54,289		—	—(5)(12)
									40,675.9	39,302.8
									44,151.4	42,572.5	0.72%
Equity Real Estate Investment Trusts (REITs)
Iron Mountain Information Management, LLC	First lien senior secured loan	6.36%	SOFR (M)	2.00%		01/2031		9,251.1	9,217.8	9,236.6(5)
Vantage Data Centers Europe S.a r.l.(10)	Private asset-backed investment	9.61%	Euribor (M)	6.75%		05/2029		1,995.6	2,029.4	1,995.6(5)(12)
									11,247.2	11,232.2	0.19%

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2024
(dollar amounts in thousands)
Company(1)	Investment	Coupon(3)	Reference(6)	Spread(3)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
Semiconductors and Semiconductor Equipment
Ultra Clean Holdings, Inc.	First lien senior secured loan	7.61%	SOFR (M)	3.25%		02/2028		5,892.1	5,892.3	5,932.6(2)(5)
									5,892.3	5,932.6	0.10%
Gas Utilities
CQP Holdco L.P.	First lien senior secured loan	6.33%	SOFR (Q)	2.00%		12/2030		5,000.0	5,021.9	5,005.0(5)(7)
									5,021.9	5,005.0	0.08%
Total Investments									$11,482,053.0	$11,549,149.4(14)	195.73%

See accompanying notes to consolidated financial statements.

Derivative Instruments
Foreign currency forward contracts
Description	Notional Amount to be Purchased	Notional Amount to be Sold	Counterparty	Settlement Date	Unrealized Appreciation / (Depreciation)
Foreign currency forward contract	$307,682	NOK910,877	Wells Fargo Bank, N.A.	January 24, 2025	$2,198
Foreign currency forward contract	$98,069	€ 95,089	Canadian Imperial Bank of Commerce	January 24, 2025	941
Foreign currency forward contract	$49,967	£ 39,278	Canadian Imperial Bank of Commerce	August 16, 2027	928
Foreign currency forward contract	$44,113	€ 42,176	Wells Fargo Bank, N.A.	January 24, 2025	832
Foreign currency forward contract	$21,351	£ 16,784	Canadian Imperial Bank of Commerce	June 11, 2027	402
Foreign currency forward contract	$20,510	CAD 27,531	Canadian Imperial Bank of Commerce	November 16, 2026	841
Foreign currency forward contract	$20,350	CAD 29,231	Wells Fargo Bank, N.A.	January 24, 2025	9
Foreign currency forward contract	$20,138	€ 18,133	Wells Fargo Bank, N.A.	March 30, 2027	473
Foreign currency forward contract	$18,890	£ 15,184	Wells Fargo Bank, N.A.	August 21, 2026	(52)
Foreign currency forward contract	$15,895	£ 12,458	Wells Fargo Bank, N.A.	January 24, 2025	313
Foreign currency forward contract	$8,569	£ 6,582	Canadian Imperial Bank of Commerce	January 24, 2025	336
Foreign currency forward contract	$6,165	AUD 9,518	Wells Fargo Bank, N.A.	November 17, 2026	248
Foreign currency forward contract	$5,684	£ 4,502	Canadian Imperial Bank of Commerce	March 31, 2026	69
Foreign currency forward contract	$4,503	CAD 6,062	Canadian Imperial Bank of Commerce	June 11, 2027	138
Foreign currency forward contract	$4,217	£ 3,347	Canadian Imperial Bank of Commerce	August 21, 2026	42
Foreign currency forward contract	$2,725	€ 2,456	Canadian Imperial Bank of Commerce	March 26, 2026	116
Foreign currency forward contract	$2,502	NOK 27,017	Canadian Imperial Bank of Commerce	March 31, 2026	128
Foreign currency forward contract	$2,164	€ 1,938	Canadian Imperial Bank of Commerce	May 22, 2026	100
Foreign currency forward contract	$1,552	€ 1,396	Wells Fargo Bank, N.A.	December 17, 2027	17
Foreign currency forward contract	$1,525	€ 1,396	Wells Fargo Bank, N.A.	December 17, 2026	19
Foreign currency forward contract	$1,422	€ 1,312	Wells Fargo Bank, N.A.	January 17, 2025	63
See accompanying notes to consolidated financial statements.

Description	Notional Amount to be Purchased	Notional Amount to be Sold	Counterparty	Settlement Date	Unrealized Appreciation / (Depreciation)
Foreign currency forward contract	$1,390	AUD 2,097	Canadian Imperial Bank of Commerce	February 18, 2026	87
Foreign currency forward contract	$1,328	NZD 2,178	Canadian Imperial Bank of Commerce	July 17, 2026	92
Foreign currency forward contract	$1,294	AUD 1,960	Canadian Imperial Bank of Commerce	September 30, 2026	77
Foreign currency forward contract	$1,017	CAD 1,391	Wells Fargo Bank, N.A.	November 16, 2026	24
Foreign currency forward contract	$972	€ 858	Canadian Imperial Bank of Commerce	March 30, 2027	42
Foreign currency forward contract	$874	£ 720	Wells Fargo Bank, N.A.	March 31, 2026	(25)
Foreign currency forward contract	$747	€ 698	Wells Fargo Bank, N.A.	December 17, 2025	10
Foreign currency forward contract	$583	£ 480	Wells Fargo Bank, N.A.	March 31, 2025	(17)
Foreign currency forward contract	$482	€ 440	Canadian Imperial Bank of Commerce	March 26, 2025	26
Foreign currency forward contract	$81	€ 72	Canadian Imperial Bank of Commerce	March 31, 2026	3
Foreign currency forward contract	$51	€ 45	Canadian Imperial Bank of Commerce	March 31, 2025	3
Foreign currency forward contract	$50	€ 45	Canadian Imperial Bank of Commerce	June 30, 2025	3
Foreign currency forward contract	$50	€ 45	Canadian Imperial Bank of Commerce	September 30, 2025	3
Foreign currency forward contract	$49	€ 44	Canadian Imperial Bank of Commerce	December 29, 2025	3
Foreign currency forward contract	$45	€ 43	Canadian Imperial Bank of Commerce	January 10, 2025	—
Foreign currency forward contract	$39	NZD 62	Canadian Imperial Bank of Commerce	January 17, 2025	3
Foreign currency forward contract	$37	NZD 60	Canadian Imperial Bank of Commerce	April 17, 2025	3
Foreign currency forward contract	$37	NZD 59	Canadian Imperial Bank of Commerce	July 17, 2025	2
Foreign currency forward contract	$35	NZD 55	Canadian Imperial Bank of Commerce	October 17, 2025	2
Foreign currency forward contract	$34	NZD 54	Canadian Imperial Bank of Commerce	January 20, 2026	2
Foreign currency forward contract	$33	NZD 52	Canadian Imperial Bank of Commerce	April 17, 2026	2
Total					$8,506

See accompanying notes to consolidated financial statements.

Interest rate swaps
Description	Hedged Item	Company Receives	Company Pays	Counterparty	Maturity Date	Notional Amount	Fair Value	Upfront Payments/ Receipts	Change in Unrealized Appreciation / (Depreciation)
Interest rate swap	March 2028 Notes	5.700%	SOFR +1.649%	Wells Fargo Bank, N.A.	03/15/2028	$1,000,000	$(1,505)	$—	$(1,505)
Interest rate swap	August 2029 Notes	6.350%	SOFR +2.208%	Wells Fargo Bank, N.A.	08/15/2029	700,000	926	—	926
Interest rate swap	February 2030 Notes	5.600%	SOFR +2.302%	Wells Fargo Bank, N.A.	02/15/2030	750,000	(28,019)	—	(28,019)
Total						$2,450,000	$(28,598)	$—	$(28,598)

(1)
Ares Strategic Income Fund’s (together with its consolidated wholly owned subsidiaries, the “Fund”) portfolio company investments, which as of December 31, 2024 represented 196% of the Fund’s net assets or 95% of the Fund’s total assets, may be subject to legal restrictions on sales.

(2)
These assets are pledged as collateral under the Fund’s or the Fund’s consolidated subsidiaries’ various revolving credit facilities and debt securitization and, as a result, are not directly available to the creditors of the Fund to satisfy any obligations of the Fund other than the obligations under each of the respective facilities and debt securitization (see Note 5).

(3)
Investments without an interest rate are non-income producing.

(4)
As defined in the Investment Company Act, the Fund is deemed to be an “Affiliated Person” because it owns 5% or more of the portfolio company’s outstanding voting securities or it has the power to exercise control over the management or policies of such portfolio company (including through a management agreement). Transactions as of and during the year ended December 31, 2024 in which the issuer was an Affiliated Person of the Fund (but not a portfolio company that the Fund is deemed to Control) are as follows:

For the Year Ended December 31, 2024									As of December 31, 2024
(in thousands) Company	Purchases (cost)	Redemptions (cost)	Sales (cost)	Interest income	Dividend income	Other income	Net realized gains (losses)	Net unrealized gains (losses)	Fair Value
Fitness Ventures Holdings, Inc. and Meaningful Partners Fitness Ventures Co-Investment LP	$49,924.7	$85.2	$—	$1,660.9	$—	$60.7	$1.0	$1,691.4	$51,574.0
OPH NEP Investment, LLC	30,771.7	—	—	2,377.0	—	—	—	2,528.7	35,019.4
	$80,696.4	$85.2	$—	$4,037.9	$—	$60.7	$1.0	$4,220.1	$86,593.4
(5)
This portfolio company is not a qualifying asset under Section 55(a) of the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “Investment Company Act”). Under the Investment Company Act, the Fund may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of the Fund’s total assets. Pursuant to Section 55(a) of the Investment Company Act, 23% of the Fund’s total assets are represented by investments at fair value and other assets that are considered “non-qualifying assets” as of December 31, 2024.

(6)
Variable rate loans to the Fund’s portfolio companies bear interest at a rate that may be determined by reference to the Secured Overnight Financing Rate (“SOFR”) or an alternate base rate (commonly based on the Federal Funds Rate or the Prime Rate), at the borrower’s option, which reset annually (A), semi-annually (S), quarterly (Q), bi-monthly (B), monthly (M) or daily (D). For each such loan, the Fund has provided the interest rate in effect on the date presented.

(7)
Loan includes interest rate floor feature.

(8)
As of December 31, 2024, no amounts were funded by the Fund under this first lien senior secured

See accompanying notes to consolidated financial statements.

revolving loan; however, there were letters of credit issued and outstanding through a financial intermediary under the loan. See Note 7 for further information on letters of credit commitments related to certain portfolio companies.
(9)
As of December 31, 2024, in addition to the amounts funded by the Fund under this first lien senior secured revolving loan, there were also letters of credit issued and outstanding through a financial intermediary under the loan. See Note 7 for further information on letters of credit commitments related to certain portfolio companies.

(10)
As of December 31, 2024, the Fund had the following commitments to fund various revolving and delayed draw senior secured loans, including commitments to issue letters of credit through a financial intermediary on behalf of certain portfolio companies. Such commitments are subject to the satisfaction of certain conditions set forth in the documents governing these loans and letters of credit and there can be no assurance that such conditions will be satisfied. See Note 7 for further information on revolving and delayed draw loan commitments related to certain portfolio companies.

(in thousands) Portfolio Company	Total revolving and delayed draw loan commitments	Less: funded commitments	Total unfunded commitments	Less: commitments substantially at discretion of the Fund	Less: unavailable commitments due to borrowing base or other covenant restrictions	Total net unfunded revolving and delayed draw commitments
3 Step Sports LLC	$13,584.9	$—	$13,584.9	$—	$—	$13,584.9
760203 N.B. LTD.	4,260.3	—	4,260.3	—	—	4,260.3
Accession Risk Management Group, Inc. and RSC Insurance Brokerage, Inc.	1,122.1	—	1,122.1	—	—	1,122.1
Actfy Buyer, Inc.	15,000.0	—	15,000.0	—	—	15,000.0
Activate Holdings (US) Corp. and CrossPoint Capital AS SPV, LP	1,056.3	—	1,056.3	—	—	1,056.3
ADMA Biologics Inc.	1.0	(0.6)	0.4	—	—	0.4
Aduro Advisors, LLC	16,461.7	—	16,461.7	—	—	16,461.7
Aerin Medical Inc.	7,022.1	—	7,022.1	—	—	7,022.1
AI Titan Parent, Inc.	17,304.7	—	17,304.7	—	—	17,304.7
Airx Climate Solutions, Inc.	14,342.0	—	14,342.0	—	—	14,342.0
Alcami Corporation	547.9	(41.1)	506.8	—	—	506.8
Aldinger Company Inc	5,854.1	—	5,854.1	—	—	5,854.1
AMCP Clean Acquisition Company, LLC	3,386.3	—	3,386.3	—	—	3,386.3
Amerivet Partners Management, Inc. and AVE Holdings LP	3,393.9	—	3,393.9	—	—	3,393.9
Amethyst Radiotherapy Group B.V.	2,070.9	—	2,070.9	—	—	2,070.9
Apex Service Partners, LLC and Apex Service Partners Holdings, LLC	38,389.1	(1,458.5)	36,930.6	—	—	36,930.6
Aptean, Inc. and Aptean Acquiror Inc.	5,819.7	—	5,819.7	—	—	5,819.7
ArchKey Holdings Inc.	2,081.6	—	2,081.6	—	—	2,081.6
Artifact Bidco, Inc.	10,426.1	—	10,426.1	—	—	10,426.1
See accompanying notes to consolidated financial statements.

(in thousands) Portfolio Company	Total revolving and delayed draw loan commitments	Less: funded commitments	Total unfunded commitments	Less: commitments substantially at discretion of the Fund	Less: unavailable commitments due to borrowing base or other covenant restrictions	Total net unfunded revolving and delayed draw commitments
Artivion, Inc.	18,115.7	(1,983.0)	16,132.7	—	—	16,132.7
Avalign Holdings, Inc. and Avalign Technologies, Inc.	3,440.4	(1,032.1)	2,408.3	—	—	2,408.3
Badia Spices, LLC	21,428.6	—	21,428.6	—	—	21,428.6
Bamboo US BidCo LLC	9,286.2	—	9,286.2	—	—	9,286.2
BCPE Pequod Buyer, Inc.	8,673.6	—	8,673.6	—	—	8,673.6
BGI Purchaser, Inc.	33,329.5	(11,109.8)	22,219.7	—	—	22,219.7
BGIF IV Fearless Utility Services, Inc.	22,688.7	(520.4)	22,168.3	—	—	22,168.3
BNZ TopCo B.V.	20,140.5	—	20,140.5	—	—	20,140.5
Bobcat Purchaser, LLC and Bobcat Topco, L.P.	1,595.7	—	1,595.7	—	—	1,595.7
BradyPlus Holdings, LLC	722.7	—	722.7	—	—	722.7
Broadcast Music, Inc.	5,384.6	—	5,384.6	—	—	5,384.6
Bumble Bidco Limited	3,127.4	—	3,127.4	—	—	3,127.4
Cannon Bridge Designated Activity Company	6,212.7	(1,445.5)	4,767.2	—	—	4,767.2
CBTS TopCo, L.P. and CBTS Borrower, LLC	1,900.0	—	1,900.0	—	—	1,900.0
Celnor Group Limited	1,520.0	—	1,520.0	—	—	1,520.0
Centralsquare Technologies, LLC and Supermoose Newco, Inc.	4,310.3	(97.1)	4,213.2	—	—	4,213.2
Cezanne Bidco	2,041.6	—	2,041.6	—	—	2,041.6
Chillaton Bidco Limited	2,548.0	—	2,548.0	—	—	2,548.0
City Line Distributors LLC and City Line Investments LLC	1.5	—	1.5	—	—	1.5
Cliffwater LLC	1,470.6	—	1,470.6	—	—	1,470.6
Collision SP Subco, LLC	1,383.6	(52.9)	1,330.7	—	—	1,330.7
Coupa Holdings, LLC and Coupa Software Incorporated	410.8	—	410.8	—	—	410.8
CPIG Holdco Inc.	1.0	(0.5)	0.5	—	—	0.5
Cradle Lux Bidco S.A.R.L.	4,455.2	—	4,455.2	—	—	4,455.2
Creek Parent, Inc. and Creek Feeder, L.P.	21,965.8	—	21,965.8	—	—	21,965.8
Databricks, Inc.	721.3	—	721.3	—	—	721.3
Davidson Hotel Company LLC	3,456.0	(593.2)	2,862.8	—	—	2,862.8
Demakes Borrower, LLC	3,292.7	—	3,292.7	—	—	3,292.7
See accompanying notes to consolidated financial statements.

(in thousands) Portfolio Company	Total revolving and delayed draw loan commitments	Less: funded commitments	Total unfunded commitments	Less: commitments substantially at discretion of the Fund	Less: unavailable commitments due to borrowing base or other covenant restrictions	Total net unfunded revolving and delayed draw commitments
Diamond Mezzanine 24 LLC	18,750.0	(3,750.0)	15,000.0	—	—	15,000.0
Diligent Corporation	12,896.5	(53.5)	12,843.0	—	—	12,843.0
Dorado Bidco, Inc.	7,519.8	(9.5)	7,510.3	—	—	7,510.3
DOXA Insurance Holdings LLC and Rocket Co-Invest, SLP	23,318.6	—	23,318.6	—	—	23,318.6
DP Flores Holdings, LLC	22,210.7	—	22,210.7	—	—	22,210.7
DriveCentric Holdings, LLC	2,346.3	—	2,346.3	—	—	2,346.3
Drogon Bidco Inc. & Drogon Aggregator LP	16,519.3	—	16,519.3	—	—	16,519.3
Duraserv LLC	8,426.8	—	8,426.8	—	—	8,426.8
Echo Purchaser, Inc.	8,750.0	(2,704.5)	6,045.5	—	—	6,045.5
Eclipse Topco, Inc., Eclipse Investor Parent, L.P. and Eclipse Buyer, Inc.	30,382.5	—	30,382.5	—	—	30,382.5
Edmunds Govtech, Inc.	4,224.4	(301.4)	3,923.0	—	—	3,923.0
Empower Payments Investor, LLC	2,674.4	—	2,674.4	—	—	2,674.4
Envisage Management Ltd	3,475.3	—	3,475.3	—	—	3,475.3
Eternal Aus Bidco Pty Ltd	919.8	—	919.8	—	—	919.8
Excel Fitness Consolidator LLC	1,068.6	—	1,068.6	—	—	1,068.6
Excelitas Technologies Corp.	32,500.0	—	32,500.0	—	—	32,500.0
Expereo USA, Inc. and Ristretto Bidco B.V.	19,830.6	—	19,830.6	—	—	19,830.6
Fever Labs, Inc.	20,625.7	(5,974.0)	14,651.7	—	—	14,651.7
Finastra USA, Inc., DH Corporation/Societe DH, and Finastra Europe S.A R.L.	2,349.6	—	2,349.6	—	—	2,349.6
Fitness Ventures Holdings, Inc. and Meaningful Partners Fitness Ventures Co-Investment LP	22,080.8	(2,404.9)	19,675.9	—	—	19,675.9
FL Hawk Intermediate Holdings, Inc.	726.1	—	726.1	—	—	726.1
Flint OpCo, LLC	4,020.5	—	4,020.5	—	—	4,020.5
FlyWheel Acquireco, Inc.	1,607.1	(1,071.4)	535.7	—	—	535.7
Focus Financial Partners, LLC	3,394.5	—	3,394.5	—	—	3,394.5
GC Waves Holdings, Inc.	16,548.1	—	16,548.1	—	—	16,548.1
Generator US Buyer, Inc.	2,553.0	—	2,553.0	—	—	2,553.0
See accompanying notes to consolidated financial statements.

(in thousands) Portfolio Company	Total revolving and delayed draw loan commitments	Less: funded commitments	Total unfunded commitments	Less: commitments substantially at discretion of the Fund	Less: unavailable commitments due to borrowing base or other covenant restrictions	Total net unfunded revolving and delayed draw commitments
Gestion ABS Bidco Inc. / ABS Bidco Holdings Inc.	8,216.8	—	8,216.8	—	—	8,216.8
Global Music Rights, LLC	13,645.8	(1,364.6)	12,281.2	—	—	12,281.2
GS SEER Group Borrower LLC and GS SEER Group Holdings LLC	3,082.9	—	3,082.9	—	—	3,082.9
GSV Purchaser, Inc.	28,221.5	—	28,221.5	—	—	28,221.5
GTCR Everest Borrower, LLC	1,659.6	—	1,659.6	—	—	1,659.6
GTCR F Buyer Corp. and GTCR (D) Investors LP	5,837.5	—	5,837.5	—	—	5,837.5
Guidepoint Security Holdings, LLC	2,659.5	—	2,659.5	—	—	2,659.5
Hakken Midco B.V.	812.5	—	812.5	—	—	812.5
Hanger, Inc.	7,564.0	—	7,564.0	—	—	7,564.0
Harbourvest Global Private Equity Limited	65,000.0	(26,000.0)	39,000.0	—	—	39,000.0
Helios Service Partners, LLC and Astra Service Partners, LLC	5,632.4	(0.2)	5,632.2	—	—	5,632.2
Higginbotham Insurance Agency, Inc. and HIG Intermediate, Inc.	3,277.7	—	3,277.7	—	—	3,277.7
Hills Distribution, Inc., Hills Intermediate FT Holdings, LLC and GMP Hills, LP	256.5	(0.6)	255.9	—	—	255.9
HP RSS Buyer, Inc.	4,279.0	—	4,279.0	—	—	4,279.0
HPCC Parent, Inc. and Patriot Container Corp.	6,155.1	—	6,155.1	—	—	6,155.1
HuFriedy Group Acquisition LLC	7,991.8	(213.1)	7,778.7	—	—	7,778.7
Hyland Software, Inc.	1,102.9	(58.8)	1,044.1	—	—	1,044.1
Icefall Parent, Inc.	735.5	—	735.5	—	—	735.5
IFH Franchisee Holdings, LLC	27,513.7	(11,194.0)	16,319.7	—	—	16,319.7
IGEA BIDCO S.P.A	904.0	—	904.0	—	—	904.0
Indigo Acquisition B.V.	538.7	—	538.7	—	—	538.7
Infinity Home Services HoldCo, Inc., D&S Amalco and IHS Parent Holdings, L.P.	17,461.7	(56.8)	17,404.9	—	—	17,404.9
Internet Truckstop Group LLC	1,990.0	—	1,990.0	—	—	1,990.0
Keystone Agency Partners LLC	3,369.5	(58.8)	3,310.7	—	—	3,310.7
Kings Buyer, LLC	1,529.3	(382.3)	1,147.0	—	—	1,147.0
See accompanying notes to consolidated financial statements.

(in thousands) Portfolio Company	Total revolving and delayed draw loan commitments	Less: funded commitments	Total unfunded commitments	Less: commitments substantially at discretion of the Fund	Less: unavailable commitments due to borrowing base or other covenant restrictions	Total net unfunded revolving and delayed draw commitments
KPS Global LLC and Cool Group LLC	3,073.6	—	3,073.6	—	—	3,073.6
LBC Woodlands Purchaser LLC and LBC Woodlands Holdings LP	13,171.4	—	13,171.4	—	—	13,171.4
Legends Hospitality Holding Company, LLC and ASM Buyer, Inc.	4,803.5	(806.4)	3,997.1	—	—	3,997.1
Leviathan Intermediate Holdco, LLC and Leviathan Holdings, L.P.	182.2	—	182.2	—	—	182.2
Lightbeam Bidco, Inc.	2,150.8	(0.3)	2,150.5	—	—	2,150.5
LivTech Purchaser, Inc.	5,538.2	—	5,538.2	—	—	5,538.2
Magellan Topco	172.6	—	172.6	—	—	172.6
Mai Capital Management Intermediate LLC	4,611.3	(222.9)	4,388.4	—	—	4,388.4
Medlar Bidco Limited	76,698.1	—	76,698.1	—	—	76,698.1
Metatiedot Bidco OY and Metatiedot US, LLC	3,304.1	(200.2)	3,103.9	—	—	3,103.9
Meyer Laboratory, LLC and Meyer Parent, LLC	5,027.9	—	5,027.9	—	—	5,027.9
Mountaineer Merger Corporation	11,254.0	(8,135.0)	3,119.0	—	—	3,119.0
Mr. Greens Intermediate, LLC, Florida Veg Investments LLC, MRG Texas, LLC and Restaurant Produce and Services Blocker, LLC	5,526.3	(206.5)	5,319.8	—	—	5,319.8
Mustang Prospects Holdco, LLC, Mustang Prospects Purchaser, LLC and Senske Acquisition, Inc.	7,861.5	—	7,861.5	—	—	7,861.5
Netsmart, Inc. and Netsmart Technologies, Inc.	22,120.1	—	22,120.1	—	—	22,120.1
New ChurcHill HoldCo LLC and Victory Topco, LP	12,959.1	—	12,959.1	—	—	12,959.1
Next Holdco, LLC	1,697.6	—	1,697.6	—	—	1,697.6
North Haven Fairway Buyer, LLC, Fairway Lawns, LLC and Command Pest Control, LLC	6,146.2	(234.5)	5,911.7	—	—	5,911.7
North Haven Stack Buyer, LLC	5.0	—	5.0	—	—	5.0
See accompanying notes to consolidated financial statements.

(in thousands) Portfolio Company	Total revolving and delayed draw loan commitments	Less: funded commitments	Total unfunded commitments	Less: commitments substantially at discretion of the Fund	Less: unavailable commitments due to borrowing base or other covenant restrictions	Total net unfunded revolving and delayed draw commitments
North Star Acquisitionco, LLC and Toucan Bidco Limited	2,550.0	—	2,550.0	—	—	2,550.0
Northwinds Holding, Inc. and Northwinds Services Group LLC	10,936.9	(250.0)	10,686.9	—	—	10,686.9
OakBridge Insurance Agency LLC and Maple Acquisition Holdings, LP	4,092.4	(223.2)	3,869.2	—	—	3,869.2
Orange Barrel Media, LLC/IKE Smart City, LLC	3,284.7	—	3,284.7	—	—	3,284.7
Pallas Funding Trust No.2	353.7	—	353.7	—	—	353.7
Pallas NZ Funding Trust No. 1	1,189.6	(1,189.6)	—	—	—	—
Paragon 28, Inc. and Paragon Advanced Technologies, Inc.	7,072.4	(0.5)	7,071.9	—	—	7,071.9
Paris US Holdco, Inc. & 1001028292 Ontario Inc.	22,095.5	—	22,095.5	—	—	22,095.5
Pathstone Family Office LLC and Kelso XI Tailwind Co-Investment, L.P.	4,783.5	—	4,783.5	—	—	4,783.5
PCIA SPV-3, LLC and ASE Royal Aggregator, LLC	4,266.7	—	4,266.7	—	—	4,266.7
PCS MidCo, Inc. and PCS Parent, L.P.	3,088.6	(238.6)	2,850.0	—	—	2,850.0
PestCo Holdings, LLC and PestCo, LLC	2,463.4	—	2,463.4	—	—	2,463.4
Phoenix YW Buyer, Inc. and Phoenix YW Parent, Inc.	7,139.2	—	7,139.2	—	—	7,139.2
Pinnacle MEP Intermediate Holdco LLC and BPCP Pinnacle Holdings, Inc.	9,091.5	(475.5)	8,616.0	—	—	8,616.0
Premiere Buyer, LLC	7,905.4	—	7,905.4	—	—	7,905.4
Priority Waste Holdings LLC, Priority Waste Holdings Indiana LLC and Priority Waste Super Holdings, LLC	2.0	(2.0)	—	—	—	—
PSC Parent, Inc.	17,758.5	(6,017.6)	11,740.9	—	—	11,740.9
PYE-Barker Fire & Safety, LLC	38,875.6	(1,085.7)	37,789.9	—	—	37,789.9
QBS Parent, Inc.	1,490.5	—	1,490.5	—	—	1,490.5
See accompanying notes to consolidated financial statements.

(in thousands) Portfolio Company	Total revolving and delayed draw loan commitments	Less: funded commitments	Total unfunded commitments	Less: commitments substantially at discretion of the Fund	Less: unavailable commitments due to borrowing base or other covenant restrictions	Total net unfunded revolving and delayed draw commitments
Quick Quack Car Wash Holdings, LLC and KKR Game Changer Co-Invest Feeder II L.P.	16,344.1	—	16,344.1	—	—	16,344.1
Raven Acquisition Holdings, LLC	7,993.5	—	7,993.5	—	—	7,993.5
Reagent Chemical & Research, LLC	8,783.8	(416.4)	8,367.4	—	—	8,367.4
RFS Opco LLC	7,500.0	—	7,500.0	—	—	7,500.0
Royal Borrower, LLC and Royal Parent, LP	14,506.8	(282.5)	14,224.3	—	—	14,224.3
Runway Bidco, LLC	699.8	—	699.8	—	—	699.8
RWA Wealth Partners, LLC	7,610.0	—	7,610.0	—	—	7,610.0
Sapphire Software Buyer, Inc.	6,818.3	—	6,818.3	—	—	6,818.3
Severin Acquisition, LLC	38,323.2	—	38,323.2	—	—	38,323.2
SIG Parent Holdings, LLC	17,108.8	—	17,108.8	—	—	17,108.8
Signia Aerospace, LLC	2,153.8	—	2,153.8	—	—	2,153.8
Silk Holdings III Corp. and Silk Holdings I Corp.	5,940.6	(3,300.3)	2,640.3	—	—	2,640.3
Solar Bidco Limited	1,040.7	—	1,040.7	—	—	1,040.7
Spaceship Purchaser, Inc.	35,017.2	—	35,017.2	—	—	35,017.2
Spark Purchaser, Inc.	2,702.7	—	2,702.7	—	—	2,702.7
St Athena Global LLC and St Athena Global Holdings Limited	5,783.6	(1,071.0)	4,712.6	—	—	4,712.6
Steward Partners Global Advisory, LLC and Steward Partners Investment Advisory, LLC	1,914.5	—	1,914.5	—	—	1,914.5
Sugar PPC Buyer LLC	5,314.4	—	5,314.4	—	—	5,314.4
Sunbit Receivables Trust IV	2,700.0	(1,620.0)	1,080.0	—	—	1,080.0
Sunvair Aerospace Group, Inc. and GB Helios Holdings, L.P.	38,101.9	—	38,101.9	—	—	38,101.9
Superman Holdings, LLC	18,589.5	—	18,589.5	—	—	18,589.5
Supplying Demand, Inc.	18,643.7	—	18,643.7	—	—	18,643.7
SV Newco 2, Inc.	16,259.6	(35.6)	16,224.0	—	—	16,224.0
TCI Buyer LLC and TCI Holdings, LP	18,204.8	—	18,204.8	—	—	18,204.8
The Hiller Companies, LLC	9,245.6	(137.6)	9,108.0	—	—	9,108.0
Transit Technologies LLC	6,332.0	—	6,332.0	—	—	6,332.0
See accompanying notes to consolidated financial statements.

(in thousands) Portfolio Company	Total revolving and delayed draw loan commitments	Less: funded commitments	Total unfunded commitments	Less: commitments substantially at discretion of the Fund	Less: unavailable commitments due to borrowing base or other covenant restrictions	Total net unfunded revolving and delayed draw commitments
Truck-Lite Co., LLC, Ecco Holdings Corp. and Clarience Technologies, LLC	7,531.4	—	7,531.4	—	—	7,531.4
Truist Insurance Holdings, LLC	4,792.2	—	4,792.2	—	—	4,792.2
TSS Buyer, LLC	1,748.8	—	1,748.8	—	—	1,748.8
United Digestive MSO Parent, LLC and Koln Co-Invest Unblocked, LP	6,742.4	(228.9)	6,513.5	—	—	6,513.5
UP Intermediate II LLC and UPBW Blocker LLC	2,210.2	(70.7)	2,139.5	—	—	2,139.5
USALCO, LLC	2,434.8	—	2,434.8	—	—	2,434.8
Vantage Data Centers Europe S.a r.l.	1,659.6	—	1,659.6	—	—	1,659.6
Vertex Service Partners, LLC and Vertex Service Partners Holdings, LLC	15,299.6	(2,616.1)	12,683.5	—	—	12,683.5
Victors Purchaser, LLC and WP Victors Co-Investment, L.P.	18,651.0	(1,012.6)	17,638.4	—	—	17,638.4
Viper Bidco, Inc.	4,259.3	—	4,259.3	—	—	4,259.3
Vobev, LLC and Vobev Holdings, LLC	604.5	(0.8)	603.7	—	(603.5)	0.2
W.S. Connelly & Co., LLC and WSC Ultimate Holdings, LLC	22,325.9	(7,238.7)	15,087.2	—	—	15,087.2
Watt Holdco Limited	606.8	—	606.8	—	—	606.8
WCI-BXC Purchaser, LLC and WCI-BXC Investment Holdings, L.P.	194.6	—	194.6	—	—	194.6
Wellington Bidco Inc. and Wellington TopCo LP	18,826.7	(1,189.7)	17,637.0	—	—	17,637.0
Wellington-Altus Financial Inc.	1,115.3	—	1,115.3	—	—	1,115.3
World Insurance Associates, LLC and World Associates Holdings, LLC	7,927.6	—	7,927.6	—	—	7,927.6
Worldwide Produce Acquisition, LLC and REP WWP Coinvest IV, L.P.	847.5	(56.8)	790.7	—	—	790.7
WRE Sports Investments LLC	8,806.7	—	8,806.7	—	—	8,806.7
See accompanying notes to consolidated financial statements.

(in thousands) Portfolio Company	Total revolving and delayed draw loan commitments	Less: funded commitments	Total unfunded commitments	Less: commitments substantially at discretion of the Fund	Less: unavailable commitments due to borrowing base or other covenant restrictions	Total net unfunded revolving and delayed draw commitments
Zinc Buyer Corporation	19,265.6	—	19,265.6	—	—	19,265.6
	$1,669,133.3	$(112,499.3)	$1,556,634.0	$—	$(603.5)	$1,556,030.5

(11)
As of December 31, 2024, the Fund was party to agreements to fund equity investment commitments as follows:

(in thousands) Portfolio Company	Total equity commitments	Less: funded equity commitments	Total unfunded equity commitments	Less: equity commitments substantially at discretion of the Fund	Total net unfunded equity commitments
Constellation Wealth Capital Fund, L.P.	$3,813.5	$(1,935.7)	$1,877.8	$—	$1,877.8
DOXA Insurance Holdings LLC and Rocket Co-Invest, SLP	213.5	—	213.5	—	213.5
GTCR F Buyer Corp. and GTCR (D) Investors LP	23.1	—	23.1	—	23.1
Linden Structured Capital Fund II-A LP	2,572.9	(1,470.7)	1,102.2	—	1,102.2
MidOcean CLO Equity Fund I, LP	1,075.0	—	1,075.0	—	1,075.0
Pathstone Family Office LLC and Kelso XI Tailwind Co-Investment, L.P.	3.6	—	3.6	—	3.6
Quintain Investments Holdings Limited	9,962.0	—	9,962.0	—	9,962.0
Tikehau Green Diamond II CFO Equity LP	2,448.1	—	2,448.1	—	2,448.1
Tikehau Ruby CLO Equity LP	357.2	—	357.2	—	357.2
Tikehau Topaz LP	977.0	—	977.0	—	977.0
Wellington-Altus Financial Inc.	2,768.1	—	2,768.1	—	2,768.1
Worldwide Produce Acquisition, LLC and REP WWP Coinvest IV, L.P.	5.6	—	5.6	—	5.6
	$24,219.6	$(3,406.4)	$20,813.2	$—	$20,813.2

(12)
These investments were valued using unobservable inputs and are considered Level 3 investments. See Note 8 for more information regarding the fair value of the Fund’s investments.

(13)
Loan was on non-accrual status as of December 31, 2024.

(14)
As of December 31, 2024, the estimated net unrealized gain for federal tax purposes was approximately $67.1 million based on a tax cost basis of approximately $11.5 billion. As of December 31, 2024, the estimated aggregate gross unrealized gain for federal income tax purposes was $194.1 million and the estimated aggregate gross unrealized loss for federal income tax purposes was $127.0 million.

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2023
(dollar amounts in thousands)
Company(1)	Investment	Coupon(2)	Reference(4)	Spread(2)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
Software and Services
Access CIG, LLC	First lien senior secured loan	10.39%	SOFR (Q)	5.00%		08/2028		$10,972.5	$10,770.5	$10,979.4(5)
Applied Systems, Inc.	First lien senior secured loan	9.85%	SOFR (Q)	4.50%		09/2026		9,397.3	9,399.8	9,430.3(5)
Aptean, Inc. and Aptean Acquiror Inc.	First lien senior secured loan	9.71%	SOFR (M)	4.25%		04/2026		5,953.1	5,858.6	5,935.7
Asurion, LLC	First lien senior secured loan	8.72%	SOFR (M)	3.25%		12/2026		11,461.4	11,258.5	11,423.2
	First lien senior secured loan	9.71%	SOFR (M)	4.25%		08/2028		3,279.4	3,153.7	3,263.6
									14,412.2	14,686.8
BCTO Ignition Purchaser, Inc.	First lien senior secured loan	14.40% PIK	SOFR (Q)	9.00%		10/2030		15,967.5	15,559.9	15,648.2(3)(5)(6)
Bobcat Purchaser, LLC and Bobcat Topco, L.P.(8)	First lien senior secured loan	11.59%	SOFR (Q)	6.25%		06/2030		13,370.7	13,062.5	13,370.7(5)(6)
	Class A-1 units				06/2023		100,000		100.0	100.0(6)
									13,162.5	13,470.7
Boxer Parent Company Inc.	First lien senior secured loan	9.61%	SOFR (S)	4.25%		12/2028		9,157.3	9,132.1	9,210.0(3)
CCC Intelligent Solutions Inc.	First lien senior secured loan	7.72%	SOFR (M)	2.25%		09/2028		3,816.6	3,817.7	3,814.3(3)(5)
Cloud Software Group, Inc. and Picard Parent, Inc.	First lien senior secured loan	9.95%	SOFR (B)	4.50%		09/2028		31,676.7	30,255.7	30,820.5(5)
	First lien senior secured loan	9.99%	SOFR (Q)	4.50%		03/2029		6,613.4	6,255.0	6,447.3(5)
	Second lien senior secured notes	9.00%	Fixed			09/2029		100.0	80.5	95.3
									36,591.2	37,363.1
Conservice Midco, LLC	First lien senior secured loan	9.71%	SOFR (M)	4.25%		05/2027		3,989.7	3,958.3	3,991.4
Coupa Holdings, LLC and Coupa Software Incorporated(8)	First lien senior secured loan	12.86%	SOFR (M)	7.50%		02/2030		4,590.2	4,489.1	4,590.2(5)(6)
Crosspoint Capital AS SPV, LP(8)	First lien senior secured revolving loan	12.10%	SOFR (Q)	6.75%		07/2029		211.3	184.3	182.2(3)(5)(6)
	First lien senior secured loan	12.10%	SOFR (Q)	6.75%		07/2030		13,908.8	13,548.7	13,769.7(3)(5)(6)
	Limited partnership interest	8.00% PIK			10/2023		100,000		102.5	96.7(3)(6)
									13,835.5	14,048.6
Echo Purchaser, Inc.(8)	First lien senior secured revolving loan	10.87%	SOFR (Q)	5.50%		11/2029		159.1	81.2	79.5(5)(6)
	First lien senior secured loan	10.87%	SOFR (S)	5.50%		11/2029		26,250.0	25,735.8	25,725.0(5)(6)
									25,817.0	25,804.5
Epicor Software Corporation	First lien senior secured loan	9.11%	SOFR (M)	3.75%		07/2027		6,500.0	6,450.7	6,552.0(5)
	First lien senior secured loan	8.72%	SOFR (M)	3.25%		07/2027		5,256.0	5,214.6	5,269.6(5)
									11,665.3	11,821.6
eResearch Technology, Inc.	First lien senior secured loan	9.97%	SOFR (M)	4.50%		02/2027		29,922.5	28,708.8	29,847.7(5)
Finastra USA, Inc., DH Corporation/Societe DH, and Finastra Europe S.A R.L.(8)	First lien senior secured loan	12.71%	SOFR (Q)	7.25%		09/2029		22,650.4	22,218.3	22,423.9(3)(5)(6)
Flexera Software LLC	First lien senior secured loan	9.22%	SOFR (M)	3.75%		03/2028		8,677.5	8,663.7	8,659.8(5)
Genesys Cloud Services Holdings I, LLC	First lien senior secured loan	9.47%	SOFR (M)	4.00%		12/2027		7,040.9	7,055.5	7,063.5(5)
Go Daddy Operating Company, LLC (GD Finance Co, Inc.)	First lien senior secured loan	7.86%	SOFR (M)	2.50%		11/2029		8,569.4	8,566.2	8,591.6(3)
GTCR W Merger Sub LLC	First lien senior secured loan	9.08%	SOFR (S)	3.75%		09/2030		17,900.0	17,843.9	17,967.1(5)
Guidepoint Security Holdings, LLC(8)	First lien senior secured loan	11.38%	SOFR (Q)	6.00%		10/2029		6,131.5	6,013.5	6,008.9(5)(6)
Hakken Midco B.V.(8)	First lien senior secured loan	10.94%	Euribor (Q)	7.00%		01/2030		4,222.6	4,118.8	4,222.6(3)(5)(6)
	First lien senior secured loan	10.94%	Euribor (Q)	7.00%		07/2030		493.8	424.8	493.8(3)(5)(6)
									4,543.6	4,716.4
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2023
(dollar amounts in thousands)
Company(1)	Investment	Coupon(2)	Reference(4)	Spread(2)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
Hyland Software, Inc.(8)	First lien senior secured loan	11.36%	SOFR (M)	6.00%		09/2030		23,897.1	23,551.9	23,538.6(5)(6)
Idemia Group S.A.S.	First lien senior secured loan	10.10%	SOFR (Q)	4.75%		09/2028		3,980.0	3,943.4	3,987.5(3)(5)
Instructure Holdings, INC.	First lien senior secured loan	8.68%	SOFR (S)	2.75%		10/2028		9,176.6	9,112.0	9,211.1(3)(5)
Marcel Bidco GmbH	First lien senior secured loan	9.81%	SOFR (M)	4.50%		11/2030		10,312.9	10,255.5	10,355.9(3)(5)
Mitchell International, Inc.	First lien senior secured loan	9.40%	SOFR (Q)	3.75%		10/2028		15,000.0	14,647.0	14,974.1(5)
	First lien senior secured loan	9.40%	SOFR (Q)	3.75%		10/2028		99.7	97.4	99.6(5)
	Second lien senior secured loan	12.15%	SOFR (Q)	6.50%		10/2029		145.8	134.7	142.8(5)
									14,879.1	15,216.5
Mosel Bidco SE	First lien senior secured loan	10.10%	SOFR (Q)	4.75%		09/2030		8,112.1	8,108.6	8,112.1(3)(5)(6)
Netsmart, Inc. and Netsmart Technologies, Inc.	First lien senior secured loan	9.22%	SOFR (M)	3.75%		10/2027		34,874.8	34,649.1	34,891.2(5)
Open Text Corporation	First lien senior secured loan	8.21%	SOFR (M)	2.75%		01/2030		7,533.0	7,515.6	7,545.3(3)(5)
Particle Luxembourg S.a.r.l.	First lien senior secured loan	10.72%	SOFR (M)	5.25%		02/2027		1,447.7	1,427.5	1,440.5(3)(5)
Polaris Newco, LLC	First lien senior secured loan	9.47%	SOFR (M)	4.00%		06/2028		4,481.3	4,284.8	4,415.2(5)
Project Accelerate Parent, LLC	First lien senior secured loan	9.89%	SOFR (Q)	4.25%		01/2025		17,094.9	17,005.7	17,052.2(5)
Project Boost Purchaser, LLC	First lien senior secured loan	8.97%	SOFR (M)	3.50%		06/2026		11,065.7	10,954.3	11,063.2
	First lien senior secured loan	8.97%	SOFR (M)	3.50%		05/2026		10,168.0	10,142.9	10,159.5(5)
									21,097.2	21,222.7
Proofpoint, Inc.	First lien senior secured loan	8.72%	SOFR (M)	3.25%		08/2028		17,676.6	17,529.5	17,658.2(5)
PushPay USA Inc.(8)	First lien senior secured loan	12.28%	SOFR (Q)	6.75%		05/2030		4,631.2	4,505.1	4,584.9(5)(6)
Quartz AcquireCo, LLC	First lien senior secured loan	8.86%	SOFR (M)	3.50%		06/2030		6,483.8	6,472.5	6,500.0(6)
Quest Software US Holdings Inc.	First lien senior secured loan	9.78%	SOFR (Q)	4.25%		02/2029		1,994.9	1,687.0	1,515.6(5)
RealPage, Inc.	First lien senior secured loan	8.47%	SOFR (M)	3.00%		04/2028		14,683.0	14,572.6	14,549.0(5)
	Second lien senior secured loan	11.97%	SOFR (M)	6.50%		04/2029		10,535.0	10,456.4	10,535.0(5)(6)
									25,029.0	25,084.0
Sedgwick Claims Management Services, Inc. (Lightning Cayman Merger Sub, Ltd.)	First lien senior secured loan	9.11%	SOFR (M)	3.75%		02/2028		8,076.9	8,049.7	8,095.9
Severin Acquisition, LLC	First lien senior secured loan	8.60%	SOFR (Q)	3.25%		08/2027		10,461.9	10,441.6	10,494.6(3)
Sophia, L.P.	First lien senior secured loan	8.96%	SOFR (M)	3.50%		10/2027		12,330.9	12,234.1	12,342.5(5)
	First lien senior secured loan	9.61%	SOFR (M)	4.25%		10/2027		916.8	906.2	914.7(5)
									13,140.3	13,257.2
Tenable Holdings, Inc.	First lien senior secured loan	8.22%	SOFR (M)	2.75%		07/2028		3,430.0	3,430.0	3,421.4(3)(5)
UserZoom Technologies, Inc.	First lien senior secured loan	12.99%	SOFR (Q)	7.50%		04/2029		634.4	618.3	628.1(5)(6)
Verscend Holding Corp.	First lien senior secured loan	9.47%	SOFR (M)	4.00%		08/2025		17,051.2	17,039.2	17,065.4
									545,855.8	551,367.8	31.30%
Health Care Equipment and Services
Agiliti Health, Inc.	First lien senior secured loan	8.39%	SOFR (Q)	3.00%		05/2030		4,381.9	4,368.8	4,376.4(3)
Amerivet Partners Management, Inc. and AVE Holdings LP(8)	Subordinated loan	16.50% PIK	Fixed			12/2030		26,053.3	24,532.8	24,490.1(6)
	Class C units				11/2023		3,849		768.4	768.4(6)
									25,301.2	25,258.5
athenahealth Group Inc.	First lien senior secured loan	8.61%	SOFR (M)	3.25%		02/2029		33,486.8	32,537.2	33,302.7(5)
Bausch + Lomb Corporation	First lien senior secured loan	9.36%	SOFR (M)	4.00%		09/2028		4,987.5	4,939.7	4,968.8(3)
Bracket Intermediate Holding Corp.	First lien senior secured loan	10.45%	SOFR (Q)	5.00%		05/2028		11,316.4	11,129.9	11,299.9(5)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2023
(dollar amounts in thousands)
Company(1)	Investment	Coupon(2)	Reference(4)	Spread(2)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
CNT Holdings I Corp	First lien senior secured loan	8.93%	SOFR (Q)	3.50%		11/2027		8,945.5	8,874.4	8,955.4(5)
Confluent Medical Technologies, Inc.	First lien senior secured loan	9.10%	SOFR (Q)	3.75%		02/2029		4,608.2	4,543.4	4,596.7(5)(6)
Electron Bidco Inc.	First lien senior secured loan	8.47%	SOFR (M)	3.00%		11/2028		10,480.7	10,408.7	10,495.2(5)
Ensemble RCM, LLC	First lien senior secured loan	9.23%	SOFR (Q)	3.75%		08/2026		19,267.8	19,254.5	19,288.4
Financiere Mendel	First lien senior secured loan	9.62%	SOFR (S)	4.25%		11/2030		8,000.0	7,926.7	7,992.5(3)
Gainwell Acquisition Corp.	First lien senior secured loan	9.45%	SOFR (Q)	4.00%		10/2027		8,451.3	8,293.4	8,197.8(5)
Lifepoint Health Inc	First lien senior secured loan	11.17%	SOFR (S)	5.50%		11/2028		7,805.1	7,573.6	7,771.9
Mamba Purchaser, Inc.	First lien senior secured loan	8.97%	SOFR (M)	3.50%		10/2028		13,358.9	13,266.3	13,334.0(5)
Medline Borrower, LP	First lien senior secured loan	8.47%	SOFR (M)	3.00%		10/2028		12,972.6	12,919.4	13,025.3(5)
Next Holdco, LLC(8)	First lien senior secured loan	11.37%	SOFR (M)	6.00%		11/2030		5,786.1	5,700.9	5,699.4(5)(6)
Nomi Health, Inc.	First lien senior secured loan	13.64%	SOFR (S)	8.25%		07/2028		11,639.2	11,319.6	11,290.0(5)(6)
Option Care Health Inc	First lien senior secured loan	8.22%	SOFR (M)	2.75%		10/2028		5,894.9	5,893.5	5,914.5(3)(5)
Paragon 28, Inc. and Paragon Advanced Technologies, Inc.(8)	First lien senior secured revolving loan	9.38%	SOFR (M)	4.00%		11/2028		0.5	0.5	0.5(3)(5)(6)
	First lien senior secured loan	12.13% (3.38% PIK)	SOFR (Q)	6.75%		11/2028		21,214.9	20,699.7	20,684.5(3)(5)(6)
									20,700.2	20,685.0
PointClickCare Technologies Inc.	First lien senior secured loan	8.61%	SOFR (Q)	3.00%		12/2027		5,975.5	5,964.3	5,968.0(3)(5)
R1 RCM Inc.	First lien senior secured loan	10.33%	SOFR (S)	5.00%		06/2029		1,180.0	1,165.7	1,178.9(3)
Radnet Management, Inc.	First lien senior secured loan	8.64%	SOFR (Q)	3.00%		04/2028		14,165.5	14,165.2	14,195.7(3)(5)
Select Medical Corporation	First lien senior secured loan	8.36%	SOFR (M)	3.00%		03/2027		5,563.5	5,538.8	5,558.2(3)
Sharp Midco LLC	First lien senior secured loan	9.45%	SOFR (Q)	4.00%		12/2028		1,989.9	1,989.9	1,992.4(5)(6)
	First lien senior secured loan	9.85%	SOFR (Q)	4.50%		12/2028		3,350.0	3,301.9	3,345.8(5)
									5,291.8	5,338.2
Sotera Health Holdings, LLC	First lien senior secured loan	9.11%	SOFR (M)	3.75%		12/2026		2,985.0	2,985.0	2,983.1(3)(5)
	First lien senior secured loan	8.39%	SOFR (Q)	2.75%		12/2026		6,500.0	6,481.7	6,489.1(3)(5)
									9,466.7	9,472.2
Surgery Center Holdings, Inc.	First lien senior secured loan	8.86%	SOFR (S)	3.50%		12/2030		9,528.2	9,518.1	9,556.0(3)
United Digestive MSO Parent, LLC and Koln Co-Invest Unblocked, LP(8)	First lien senior secured loan	12.25%	SOFR (Q)	6.75%		03/2029		10,674.1	10,394.3	10,674.1(5)(6)
	Class A interests				03/2023		100		100.0	97.2(6)
									10,494.3	10,771.3
Viant Medical Holdings, Inc.	First lien senior secured loan	9.22%	SOFR (M)	3.75%		07/2025		31,797.2	31,033.3	31,360.0
	Second lien senior secured loan	13.22%	SOFR (M)	7.75%		07/2026		40.4	37.7	38.7
									31,071.0	31,398.7
Waystar Technologies, Inc.	First lien senior secured loan	9.47%	SOFR (M)	4.00%		10/2026		10,867.5	10,848.3	10,894.7
Zelis Cost Management Buyer, Inc.	First lien senior secured loan	8.97%	SOFR (M)	3.50%		09/2026		10,614.8	10,634.5	10,625.7
									329,110.1	331,410.0	18.82%
Consumer Services
Alterra Mountain Company	First lien senior secured loan	9.21%	SOFR (M)	3.75%		05/2030		7,887.4	7,881.8	7,926.9(6)
	First lien senior secured loan	8.97%	SOFR (M)	3.50%		08/2028		1,283.6	1,272.9	1,283.6(5)
									9,154.7	9,210.5
Apex Service Partners, LLC and Apex Service Partners Holdings, LLC(8)	First lien senior secured revolving loan	14.00%	Base Rate (Q)	5.50%		10/2029		68.0	47.4	46.7(5)(6)
	First lien senior secured revolving loan	11.87%	SOFR (Q)	6.50%		10/2029		95.2	66.4	65.4(5)(6)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2023
(dollar amounts in thousands)
Company(1)	Investment	Coupon(2)	Reference(4)	Spread(2)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
	First lien senior secured loan	12.40% (2.00% PIK)	SOFR (Q)	7.00%		10/2030		26,941.4	26,170.3	26,148.9(5)(6)
	Series B common units				10/2023		45,351		1,250.0	1,250.0(6)
									27,534.1	27,511.0
Belfor Holdings, Inc.	First lien senior secured loan	9.11%	SOFR (M)	3.75%		11/2030		16,434.2	16,298.0	16,465.1(5)
Caesars Entertainment Inc	First lien senior secured loan	8.71%	SOFR (M)	3.25%		02/2030		8,465.3	8,453.6	8,477.2(3)(5)
ClubCorp Holdings, Inc.	First lien senior secured loan	10.61%	SOFR (Q)	5.00%		09/2026		2,710.5	2,599.6	2,607.2
	First lien senior secured loan	8.18%	LIBOR (Q)	2.75%		09/2024		1,542.5	1,523.2	1,480.8
									4,122.8	4,088.0
Eternal Aus Bidco Pty Ltd(8)	First lien senior secured loan	10.70% (2.50% PIK)	BBSY (S)	6.25%		10/2029		6,708.0	6,266.5	6,708.0(3)(5)(6)
Excel Fitness Consolidator LLC(8)	First lien senior secured loan	11.00%	SOFR (Q)	5.50%		04/2029		6,650.0	6,494.2	6,483.8(5)(6)
Fertitta Entertainment, LLC	First lien senior secured loan	9.36%	SOFR (M)	4.00%		01/2029		7,850.8	7,811.3	7,849.1(5)
Flint OpCo, LLC(8)	First lien senior secured loan	10.60%	SOFR (Q)	5.25%		08/2030		7,812.9	7,609.3	7,562.9(5)(6)
Four Seasons Holdings Inc.	First lien senior secured loan	7.96%	SOFR (M)	2.50%		11/2029		11,110.3	11,123.6	11,140.9(3)(5)
Fugue Finance LLC	First lien senior secured loan	9.39%	SOFR (B)	4.00%		01/2028		4,974.9	4,952.4	4,989.7(3)(5)
Gems Menasa (Cayman) Limited	First lien senior secured loan	10.40%	SOFR (Q)	4.75%		07/2026		7,450.6	7,471.0	7,464.6(3)(5)
GroundWorks, LLC(8)	First lien senior secured loan	11.90%	SOFR (Q)	6.50%		03/2030		11,938.8	11,631.4	11,938.8(5)(6)
GS SEER Group Borrower LLC and GS SEER Group Holdings LLC(8)	First lien senior secured loan	12.10%	SOFR (Q)	6.75%		04/2030		10,381.2	10,006.0	10,381.2(5)(6)
	Class A common units				04/2023		100		100.0	90.8(6)
									10,106.0	10,472.0
Helios Service Partners, LLC and Astra Service Partners, LLC(8)	First lien senior secured revolving loan	11.62%	SOFR (Q)	6.00%		03/2027		0.6	0.6	0.6(5)(6)
	First lien senior secured loan	11.87%	SOFR (Q)	6.25%		03/2027		6,989.6	6,838.9	6,739.8(5)(6)
									6,839.5	6,740.4
Hilton Domestic Operating Company Inc.	First lien senior secured loan	7.46%	SOFR (M)	2.00%		11/2030		3,500.0	3,491.4	3,510.6(3)
Infinity Home Services HoldCo, Inc., D&S Amalco and IHS Parent Holdings, L.P.(8)	First lien senior secured loan	12.20%	SOFR (Q)	6.75%		12/2028		4,108.3	3,995.8	4,108.3(3)(5)(6)
	First lien senior secured loan	11.50%	CDOR (Q)	6.00%		12/2028		1,013.4	842.9	1,050.8(3)(5)(6)
	Class A units				12/2022		50,000		50.0	65.2(6)
									4,888.7	5,224.3
IRB Holding Corp.	First lien senior secured loan	8.46%	SOFR (M)	3.00%		12/2027		12,692.5	12,617.7	12,701.5(5)
Learning Care Group (US) No. 2 Inc.	First lien senior secured loan	10.13%	SOFR (Q)	4.75%		08/2028		5,972.8	5,942.1	5,999.7(5)
Leviathan Intermediate Holdco, LLC and Leviathan Holdings, L.P.(8)	First lien senior secured loan	13.00%	SOFR (Q)	7.50%		12/2027		9,719.6	9,487.1	9,719.6(5)(6)
	Limited partnership interests				12/2022		50,000		50.0	48.8(6)
									9,537.1	9,768.4
Motion Acquisition Limited	First lien senior secured loan	8.86%	SOFR (Q)	3.25%		11/2026		11,081.5	11,030.8	11,081.5(3)
North Haven Fairway Buyer, LLC, Fairway Lawns, LLC and Command Pest Control, LLC(8)	First lien senior secured loan	11.86%	SOFR (Q)	6.50%		05/2028		3,413.4	3,312.0	3,413.4(5)(6)
Northwinds Holding, Inc. and Northwinds Services Group LLC(8)	First lien senior secured loan	12.18%	SOFR (Q)	6.50%		05/2029		11,499.1	11,145.2	11,499.1(5)(6)
	Common units				05/2023		76,923		100.0	109.4(6)

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2023
(dollar amounts in thousands)
Company(1)	Investment	Coupon(2)	Reference(4)	Spread(2)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
									11,245.2	11,608.5
PestCo Holdings, LLC and PestCo, LLC(8)	First lien senior secured loan	12.03%	SOFR (Q)	6.50%		02/2028		9,845.6	9,603.1	9,845.6(5)(6)
	Class A units				01/2023		8		100.0	128.0(6)
									9,703.1	9,973.6
Radiant Intermediate Holding, LLC	First lien senior secured loan	11.24%	SOFR (Q)	5.75%		11/2026		905.4	885.6	869.2(5)(6)
Restaurant Brands International Inc.	First lien senior secured loan	7.61%	SOFR (M)	2.25%		09/2030		12,000.0	11,966.2	11,995.7(3)
Service Logic Acquisition, Inc. and MSHC, Inc.	First lien senior secured loan	9.64%	SOFR (Q)	4.00%		10/2027		5,361.4	5,331.9	5,352.5(5)
	First lien senior secured loan	11.14%	SOFR (M)	5.50%		10/2027		14,113.9	13,897.0	14,113.9(5)(6)
									19,228.9	19,466.4
Simon & Schuster, Inc.	First lien senior secured loan	9.39%	SOFR (Q)	4.00%		10/2030		11,571.4	11,502.9	11,600.4
University Support Services LLC	First lien senior secured loan	8.71%	SOFR (M)	3.25%		02/2029		3,979.7	3,960.5	3,975.7(3)(5)
Vertex Service Partners, LLC and Vertex Service Partners Holdings, LLC(8)	First lien senior secured loan	10.89%	SOFR (S)	5.50%		11/2030		15,823.2	15,305.2	15,032.0(5)(6)
	Class B common units				11/2023		351		351.0	351.0(6)
									15,656.2	15,383.0
Whatabrands LLC	First lien senior secured loan	8.47%	SOFR (M)	3.00%		08/2028		5,221.5	5,217.6	5,223.8(5)
									286,054.4	288,897.7	16.40%
Capital Goods
AI Aqua Merger Sub, Inc.(8)	First lien senior secured loan	9.58%	SOFR (S)	4.25%		07/2028		5,782.6	5,782.6	5,806.7(5)
	First lien senior secured loan	9.09%	SOFR (M)	3.75%		07/2028		9,005.2	8,989.6	9,000.1(5)
									14,772.2	14,806.8
Airx Climate Solutions, Inc.(8)	First lien senior secured loan	11.68%	SOFR (Q)	6.25%		11/2029		23,564.8	22,990.4	22,975.7(5)(6)
Artera Services, LLC	First lien senior secured loan	8.70%	SOFR (Q)	3.25%		03/2025		3,941.2	3,696.4	3,699.1(5)
	First lien senior secured loan	8.95%	SOFR (Q)	3.50%		03/2025		2,058.2	1,912.1	1,931.5(5)
									5,608.5	5,630.6
Bleriot US Bidco Inc.	First lien senior secured loan	9.61%	SOFR (Q)	4.00%		10/2028		2,481.4	2,479.1	2,489.4
Brookfield WEC Holdings Inc.	First lien senior secured loan	9.11%	SOFR (M)	3.75%		08/2025		2,806.5	2,806.5	2,813.6(5)
	First lien senior secured loan	8.22%	SOFR (M)	2.75%		08/2025		13,366.9	13,338.3	13,392.6(5)
									16,144.8	16,206.2
Brown Group Holding, LLC	First lien senior secured loan	9.13%	SOFR (Q)	3.75%		07/2029		5,942.2	5,936.3	5,957.1(5)
	First lien senior secured loan	8.21%	SOFR (M)	2.75%		06/2028		1,989.1	1,986.7	1,989.8(5)
									7,923.0	7,946.9
Burgess Point Purchaser Corporation	First lien senior secured loan	10.71%	SOFR (M)	5.25%		07/2029		34,850.0	32,837.9	32,795.3(5)
Chart Industries, Inc.	First lien senior secured loan	8.69%	SOFR (M)	3.25%		03/2030		13,277.4	13,227.6	13,288.4(3)(5)
CPIG Holdco Inc.(8)	First lien senior secured revolving loan	10.24%	SOFR (Q)	4.75%		04/2028		0.5	0.5	0.5(5)(6)
	First lien senior secured loan	12.49%	SOFR (Q)	7.00%		04/2028		14,962.5	14,574.6	14,962.5(5)(6)
									14,575.1	14,963.0
Cube Industrials Buyer, Inc. and Cube A&D Buyer Inc.(8)	First lien senior secured loan	11.40%	SOFR (Q)	6.00%		10/2030		22,413.8	21,868.1	21,853.4(5)(6)
Dynasty Acquisition Co., Inc.	First lien senior secured loan	9.36%	SOFR (M)	4.00%		08/2028		12,037.8	11,907.7	12,061.8
Gates Global LLC	First lien senior secured loan	8.36%	SOFR (M)	3.00%		11/2029		790.0	790.9	791.7(3)(5)
	First lien senior secured loan	7.96%	SOFR (M)	2.50%		03/2027		2,880.5	2,880.0	2,882.3(3)(5)
									3,670.9	3,674.0
Helix Acquisition Holdings, Inc.	First lien senior secured loan	12.45%	SOFR (Q)	7.00%		03/2030		14,188.7	13,808.9	14,188.7(5)(6)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2023
(dollar amounts in thousands)
Company(1)	Investment	Coupon(2)	Reference(4)	Spread(2)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
Husky Injection Molding Systems Ltd.	First lien senior secured loan	8.47%	SOFR (M)	3.00%		03/2025		16,906.3	16,815.6	16,871.2(3)
LBM Acquisition LLC	First lien senior secured loan	9.21%	SOFR (M)	3.75%		12/2027		5,765.3	5,659.4	5,689.7(5)
Pike Corporation	First lien senior secured loan	8.47%	SOFR (M)	3.00%		01/2028		7,535.6	7,535.6	7,551.3
Propulsion (BC) Newco LLC	First lien senior secured loan	9.10%	SOFR (Q)	3.75%		09/2029		7,841.3	7,819.9	7,842.8(3)(5)
Specialty Building Products Holdings, LLC	First lien senior secured loan	9.21%	SOFR (M)	3.75%		10/2028		5,965.9	5,905.1	5,950.9(5)
SRS Distribution Inc.	First lien senior secured loan	8.96%	SOFR (M)	3.50%		06/2028		1,877.7	1,870.9	1,875.4(5)
Star US Bidco LLC	First lien senior secured loan	9.71%	SOFR (M)	4.25%		03/2027		6,500.0	6,452.6	6,488.6(5)
TransDigm Inc.	First lien senior secured loan	8.60%	SOFR (Q)	3.25%		02/2031		2,000.0	1,995.0	2,007.5(3)(5)
	First lien senior secured loan	8.60%	SOFR (Q)	3.25%		02/2027		1,989.9	1,994.9	1,996.9(3)
	First lien senior secured loan	8.60%	SOFR (Q)	3.25%		08/2028		16,894.2	16,888.0	16,957.6(3)
									20,877.9	20,962.0
Wilsonart LLC	First lien senior secured loan	8.70%	SOFR (Q)	3.25%		12/2026		13,407.1	13,261.4	13,423.8(5)
									268,012.6	269,535.9	15.30%
Insurance
Accession Risk Management Group, Inc. and RSC Insurance Brokerage, Inc.(8)	First lien senior secured loan	11.03%	SOFR (Q)	5.50%		11/2029		4,032.9	3,993.1	3,952.3(5)(6)
	First lien senior secured loan	11.35%	SOFR (Q)	6.00%		11/2029		1.4	1.1	1.2(5)(6)
	First lien senior secured loan	11.41%	SOFR (M)	6.00%		11/2029		3.1	3.1	3.1(5)(6)
									3,997.3	3,956.6
Acrisure, LLC	First lien senior secured loan	9.89%	SOFR (Q)	4.50%		11/2030		30,000.0	29,706.2	30,024.9
	Senior subordinated loan	7.00%	Fixed			11/2025		3,700.0	3,611.2	3,690.8
									33,317.4	33,715.7
Alliant Holdings Intermediate, LLC	First lien senior secured loan	8.86%	SOFR (M)	3.50%		11/2030		2,558.1	2,534.4	2,566.4(5)
AMWINS Group, Inc.	First lien senior secured loan	7.72%	SOFR (M)	2.25%		02/2028		7,246.6	7,235.8	7,248.6(5)
Broadstreet Partners, Inc.	First lien senior secured loan	9.10%	SOFR (M)	3.75%		01/2029		13,637.8	13,579.9	13,659.1
Cross Financial Corp.	First lien senior secured loan	9.47%	SOFR (M)	4.00%		09/2027		5,116.7	5,103.7	5,116.7(5)
DOXA Insurance Holdings LLC(8)	First lien senior secured loan	10.87%	SOFR (S)	5.50%		12/2030		20,789.1	20,375.3	20,373.3(5)(6)
HIG Finance 2 Limited	First lien senior secured loan	9.36%	SOFR (M)	4.00%		04/2030		10,473.7	10,440.0	10,484.6(3)(5)
Higginbotham Insurance Agency, Inc.(8)	First lien senior secured loan	10.96%	SOFR (M)	5.50%		11/2028		1,721.1	1,709.0	1,695.2(5)(6)
Hub International Limited	First lien senior secured loan	9.66%	SOFR (Q)	4.25%		06/2030		9,314.6	9,305.6	9,349.8(5)
	First lien senior secured loan	9.37%	SOFR (Q)	4.00%		11/2029		4,070.0	4,067.7	4,082.9(5)
									13,373.3	13,432.7
Hyperion Refinance S.a r.l.	First lien senior secured loan	8.75%	SOFR (M)	3.25%		11/2027		7,829.2	7,827.5	7,836.4(3)(5)
Keystone Agency Partners LLC(8)	First lien senior secured loan	10.96%	SOFR (S)	5.50%		05/2027		10,690.9	10,477.5	10,477.1(5)(6)
NFP Corp.	First lien senior secured loan	8.72%	SOFR (M)	3.25%		02/2027		8,274.2	8,177.9	8,309.1
OakBridge Insurance Agency LLC and Maple Acquisition Holdings, LP(8)	First lien senior secured loan	11.09%	SOFR (M)	5.75%		11/2029		9,196.4	9,017.0	9,012.5(5)(6)
	Class A2 units				11/2023		102,501		2,050.0	2,050.0(6)
									11,067.0	11,062.5
OneDigital Borrower LLC	First lien senior secured loan	9.71%	SOFR (M)	4.25%		11/2027		4,987.3	4,950.9	4,987.3(5)(6)
USI, Inc.	First lien senior secured loan	8.35%	SOFR (Q)	3.00%		11/2029		8,301.7	8,291.9	8,308.2
	First lien senior secured loan	8.63%	SOFR (Q)	3.25%		09/2030		8,471.0	8,452.7	8,473.7
									16,744.6	16,781.9
									170,911.5	171,703.2	9.75%

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2023
(dollar amounts in thousands)
Company(1)	Investment	Coupon(2)	Reference(4)	Spread(2)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
Commercial and Professional Services
AlixPartners, LLP	First lien senior secured loan	8.22%	SOFR (M)	2.75%		02/2028		17,173.1	17,137.0	17,206.4(5)
Clean Harbors, Inc.	First lien senior secured loan	7.22%	SOFR (S)	1.75%		10/2028		997.5	997.5	998.9(3)
Corporation Service Company	First lien senior secured loan	8.71%	SOFR (M)	3.25%		11/2029		6,838.5	6,840.4	6,847.0(5)
Dun & Bradstreet Corporation, The	First lien senior secured loan	8.21%	SOFR (M)	2.75%		02/2026		19,419.1	19,417.7	19,446.5(3)
FlyWheel Acquireco, Inc.(8)	First lien senior secured revolving loan	11.86%	SOFR (M)	6.50%		05/2028		1,071.4	1,029.4	1,055.4(5)(6)
	First lien senior secured loan	11.86%	SOFR (M)	6.50%		05/2030		13,359.4	12,995.3	13,225.8(5)(6)
									14,024.7	14,281.2
HP RSS Buyer, Inc.(8)	First lien senior secured loan	10.37%	SOFR (Q)	5.00%		12/2029		8,297.1	8,116.8	8,060.5(5)(6)
ISolved, Inc.	First lien senior secured loan	9.48%	SOFR (S)	4.00%		10/2030		5,770.7	5,719.1	5,770.7(5)
Kings Buyer, LLC(8)	First lien senior secured loan	11.99%	SOFR (S)	6.50%		10/2027		18,424.6	18,161.7	18,148.2(5)(6)
Lightbeam Bidco, Inc.(8)	First lien senior secured loan	11.70%	SOFR (Q)	6.25%		05/2030		15,000.0	14,746.2	15,000.0(5)(6)
	First lien senior secured loan	10.86%	SOFR (Q)	5.50%		05/2030		1,254.0	1,228.4	1,209.3(5)(6)
									15,974.6	16,209.3
North Haven Stack Buyer, LLC(8)	First lien senior secured loan	11.01%	SOFR (Q)	5.50%		07/2027		7.1	6.5	7.1(5)(6)
Omnia Partners, LLC(8)	First lien senior secured loan	9.63%	SOFR (Q)	4.25%		07/2030		4,570.6	4,527.6	4,596.4
Priority Waste Holdings LLC, Priority Waste Holdings Indiana LLC and Priority Waste Super Holdings, LLC(8)	First lien senior secured revolving loan	10.89%	SOFR (Q)	5.50%		08/2029		0.5	0.5	0.5(5)(6)
	First lien senior secured loan	13.40% (4.00% PIK)	SOFR (Q)	8.00%		08/2029		19,060.0	18,152.9	18,699.2(5)(6)
	Warrant to purchase units of Class A common units				08/2023	08/2036	26,353		449.6	809.3(6)
									18,603.0	19,509.0
Saturn Purchaser Corp.	First lien senior secured loan	10.71%	SOFR (M)	5.25%		07/2029		537.6	535.1	534.9(5)(6)
	First lien senior secured loan	11.01%	SOFR (Q)	5.50%		07/2029		7,765.2	7,729.3	7,726.4(5)(6)
									8,264.4	8,261.3
Tempo Acquisition, LLC	First lien senior secured loan	8.11%	SOFR (M)	2.75%		08/2028		4,987.5	4,986.5	5,005.3(3)(5)
TSS Buyer, LLC(8)	First lien senior secured loan	11.00%	SOFR (S)	5.50%		06/2029		7,026.1	6,794.3	6,776.5(5)(6)
									149,571.8	151,124.3	8.58%
Financial Services
BIFM CA Buyer Inc.	First lien senior secured loan	8.97%	SOFR (M)	3.50%		06/2026		2,611.3	2,616.1	2,611.7(3)
Citco Funding LLC	First lien senior secured loan	8.64%	SOFR (Q)	3.25%		04/2028		7,980.0	7,956.0	8,000.0(5)
Cliffwater LLC(8)	First lien senior secured loan	11.36%	SOFR (M)	6.00%		10/2030		11,029.4	10,813.9	10,808.8(3)(5)(6)
Corient Holdings, Inc.	Series A preferred stock				05/2023		15,000		15,000.0	16,424.0(6)
Focus Financial Partners, LLC	First lien senior secured loan	8.86%	SOFR (M)	3.50%		06/2028		3,990.0	3,990.0	3,995.0(5)
	First lien senior secured loan	8.61%	SOFR (M)	3.25%		06/2028		7,551.5	7,549.7	7,557.8(5)
	First lien senior secured loan	7.86%	SOFR (M)	2.50%		06/2028		1,989.8	1,989.8	1,987.8(5)
									13,529.5	13,540.6
GC Waves Holdings, Inc.(8)	First lien senior secured loan	11.46%	SOFR (M)	6.00%		08/2028		2,092.5	1,758.0	1,724.7(3)(5)(6)
GIP Pilot Acquisition Partners, L.P.	First lien senior secured loan	8.39%	SOFR (Q)	3.00%		10/2030		4,350.0	4,336.2	4,346.4
GTCR F Buyer Corp. and GTCR (D) Investors LP(8)(9)	First lien senior secured loan	11.36%	SOFR (M)	6.00%		09/2030		10,000.0	9,759.0	9,750.0(5)(6)
	Limited partnership interests				09/2023		74,074		74.7	77.7(6)
									9,833.7	9,827.7
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2023
(dollar amounts in thousands)
Company(1)	Investment	Coupon(2)	Reference(4)	Spread(2)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
Hg Saturn LuchaCo Limited	Private asset-backed investment	12.69%	SONIA (S)	7.50%		03/2026		1,529.5	1,434.6	1,512.3(3)(5)(6)
HV Chimera LLC	Private asset-backed investment	8.39%	SOFR (Q)	2.80%		08/2026		2,397.3	2,362.8	2,361.3(3)(6)
Isthmus Capital LLC	Private asset-backed investment	9.50%	Fixed			06/2030		1,905.1	1,883.2	1,905.1(3)(6)
	Private asset-backed investment				06/2023		4		—	22.1(3)(6)
									1,883.2	1,927.2
Midcap Financial Issuer Trust	Senior subordinated loan	6.50%	Fixed			05/2028		5,000.0	4,438.1	4,688.8(3)
Monroe Capital Income Plus Corporation	Senior subordinated loan	9.42%	Fixed			11/2028		10,000.0	10,000.0	10,506.9(3)(6)
Pathstone Family Office LLC and Kelso XI Tailwind Co-Investment, L.P.(8)(9)	First lien senior secured revolving loan	12.21%	SOFR (M)	6.75%		05/2028		166.1	144.9	166.1(3)(5)(6)
	First lien senior secured loan	14.25%	Base Rate (Q)	5.75%		05/2029		32.4	31.5	32.4(3)(5)(6)
	First lien senior secured loan	12.21%	SOFR (M)	6.75%		05/2029		13,779.8	13,386.2	13,779.8(3)(5)(6)
	Limited partnership interests				09/2023		80,390		80.4	79.4(3)(6)
									13,643.0	14,057.7
PCIA SPV-3, LLC and ASE Royal Aggregator, LLC(8)	First lien senior secured loan	11.62%	SOFR (Q)	6.25%		08/2029		9,066.7	8,777.4	9,066.7(3)(5)(6)
	Preferred units				07/2023		1,333,333		1,315.5	1,333.3(3)(6)
									10,092.9	10,400.0
Steward Partners Global Advisory, LLC and Steward Partners Investment Advisory, LLC(8)	First lien senior secured loan	10.78%	SOFR (S)	5.25%		10/2028		1,917.7	1,879.6	1,879.3(3)(5)(6)
The Edelman Financial Center, LLC	Second lien senior secured loan	12.22%	SOFR (M)	6.75%		07/2026		33,000.0	32,527.4	32,958.8(3)
									144,105.0	147,576.2	8.38%
Media and Entertainment
22 HoldCo Limited(8)	Senior subordinated loan	12.96% PIK	SONIA (S)	7.50%		08/2033		14,698.0	14,049.2	14,097.2(3)(5)(6)
3 Step Sports LLC and 3 Step Holdings, LLC(8)	First lien senior secured revolving loan	13.33%	SOFR (Q)	8.00%		10/2028		526.3	446.3	442.1(5)(6)
	First lien senior secured loan	13.47% (1.50% PIK)	SOFR (Q)	8.00%		10/2029		16,415.1	15,404.9	15,299.3(5)(6)
	Series D preferred units				10/2023		267,369		4,400.0	4,400.0(6)
									20,251.2	20,141.4
AVSC Holding Corp.	First lien senior secured loan	8.96% (0.48% PIK)	SOFR (M)	3.50%		03/2025		5,508.6	5,318.8	5,383.0(5)
	First lien senior secured loan	10.96% (1.61% PIK)	SOFR (M)	5.50%		10/2026		5,401.0	5,290.5	5,275.0(5)
									10,609.3	10,658.0
CFC Funding LLC	Loan instrument units	9.75% PIK			07/2023		5,300		5,035.3	5,141.0(3)(6)
Creative Artists Agency, LLC	First lien senior secured loan	8.86%	SOFR (M)	3.50%		11/2028		13,374.9	13,361.2	13,420.1
League One Volleyball, Inc.	Series B preferred stock				07/2023		194		1.0	1.0(6)
LiveBarn Inc.	Middle preferred shares				08/2023		2,838,691		10,000.0	10,000.0(3)(6)
NASCAR Holdings, LLC	First lien senior secured loan	7.97%	SOFR (M)	2.50%		10/2026		895.5	897.6	897.9
NEP Group, Inc.	First lien senior secured loan	10.22% (1.50% PIK)	SOFR (M)	4.75%		08/2026		6,038.5	5,871.2	5,736.6(6)
United Talent Agency, LLC	First lien senior secured loan	9.65%	SOFR (Q)	4.00%		07/2028		9,426.4	9,387.8	9,430.9(5)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2023
(dollar amounts in thousands)
Company(1)	Investment	Coupon(2)	Reference(4)	Spread(2)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
William Morris Endeavor Entertainment, LLC (IMG Worldwide Holdings, LLC)	First lien senior secured loan	8.22%	SOFR (M)	2.75%		05/2025		19,025.3	18,998.4	19,061.1(3)
Zuffa Guarantor LLC	First lien senior secured loan	8.40%	SOFR (Q)	2.75%		04/2026		10,945.4	10,939.2	10,974.3(3)(5)
									119,401.4	119,559.5	6.79%
Pharmaceuticals, Biotechnology and Life Sciences
ADMA Biologics Inc.(8)	First lien senior secured revolving loan	9.13%	SOFR (Q)	3.75%		12/2027		1.0	1.0	1.0(3)(5)(6)
	First lien senior secured loan	11.88%	SOFR (S)	6.50%		12/2027		4,308.0	4,200.8	4,254.2(3)(5)(6)
									4,201.8	4,255.2
Alcami Corporation(8)	First lien senior secured loan	12.46%	SOFR (M)	7.00%		12/2028		4,068.5	3,883.1	4,068.5(5)(6)
Bamboo US BidCo LLC(8)	First lien senior secured loan	9.95%	Euribor (Q)	6.00%		09/2030		8,640.0	8,104.8	8,380.8(5)(6)
	First lien senior secured loan	11.38%	SOFR (Q)	6.00%		09/2030		12,720.2	12,326.8	12,283.7(5)(6)
									20,431.6	20,664.5
Cambrex Corporation	First lien senior secured loan	8.96%	SOFR (M)	3.50%		12/2026		7,426.2	7,417.2	7,257.3(5)
Catalent Pharma Solutions, Inc.	First lien senior secured loan	8.36%	SOFR (M)	3.00%		02/2028		8,000.0	7,940.4	8,000.0(3)(5)(6)
Curium BidCo S.a r.l.	First lien senior secured loan	9.85%	SOFR (Q)	4.50%		07/2029		8,923.5	8,913.8	8,906.8(3)
Da Vinci Purchaser Corp.	First lien senior secured loan	9.47%	SOFR (M)	4.00%		01/2027		8,930.2	8,828.5	8,938.6(5)
IQVIA Inc	First lien senior secured loan	7.35%	SOFR (Q)	2.00%		01/2031		8,000.0	8,000.0	8,022.9(3)
Maravai Intermediate Holdings, LLC	First lien senior secured loan	8.40%	SOFR (Q)	3.00%		10/2027		10,372.5	10,349.9	10,078.6(3)(5)
Packaging Coordinators Midco, Inc.	First lien senior secured loan	9.11%	SOFR (Q)	3.50%		11/2027		9,279.6	9,245.0	9,274.4(5)
Precision Medicine Group, LLC	First lien senior secured loan	8.45%	SOFR (Q)	3.00%		11/2027		7,946.3	7,841.3	7,827.1(5)
Solar Bidco Limited(8)	First lien senior secured loan	9.69%	Euribor (Q)	5.75%		11/2029		667.1	581.8	665.5(3)(5)(6)
WCI-BXC Purchaser, LLC and WCI-BXC Investment Holdings, L.P.(8)	First lien senior secured loan	11.64%	SOFR (S)	6.25%		11/2030		4,458.8	4,349.4	4,347.3(5)(6)
	Limited partnership interest				11/2023		731,000		731.6	731.0(6)
									5,081.0	5,078.3
									102,715.4	103,037.7	5.85%
Consumer Distribution and Retail
BR PJK Produce, LLC(8)	First lien senior secured loan	11.46%	SOFR (Q)	6.00%		11/2027		932.7	892.0	871.8(5)(6)
BradyIFS Holdings, LLC(8)	First lien senior secured loan	11.38%	SOFR (Q)	6.00%		10/2029		30,083.7	29,483.1	29,433.4(5)(6)
City Line Distributors LLC and City Line Investments LLC(8)	First lien senior secured loan	11.46%	SOFR (M)	6.00%		08/2028		1,993.7	1,946.6	1,943.8(5)(6)
	Class A units	8.00% PIK			08/2023		100,000		102.0	110.1(6)
									2,048.6	2,053.9
Hills Distribution, Inc., Hills Intermediate FT Holdings, LLC and GMP Hills, LP(8)	First lien senior secured revolving loan	9.87%	SOFR (Q)	4.50%		11/2029		0.6	0.6	0.6(5)(6)
	First lien senior secured loan	11.37%	SOFR (S)	6.00%		11/2029		3,102.7	3,041.9	3,040.6(5)(6)
	Limited partnership interest	8.00% PIK			11/2023		3,544,000		3,544.0	3,526.7(6)
									6,586.5	6,567.9
LS Group Opco Acquisition LLC (LS Group PropCo Acquisition LLC)	First lien senior secured loan	8.71%	SOFR (M)	3.25%		11/2027		9,007.8	8,982.7	8,996.6(5)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2023
(dollar amounts in thousands)
Company(1)	Investment	Coupon(2)	Reference(4)	Spread(2)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
Mr. Greens Intermediate, LLC, Florida Veg Investments LLC, MRG Texas, LLC and Restaurant Produce and Services Blocker, LLC(8)	First lien senior secured loan	11.70%	SOFR (M)	6.25%		05/2029		9,426.3	9,175.1	9,426.3(5)(6)
	Class B limited liability company interest				05/2023		0.18%		100.0	104.3(6)
									9,275.1	9,530.6
Peer Holding III B.V.	First lien senior secured loan	8.60%	SOFR (Q)	3.25%		10/2030		5,000.0	4,962.5	5,010.4(3)
SCIH Salt Holdings Inc.	First lien senior secured loan	9.45%	SOFR (M)	4.00%		03/2027		10,355.0	10,281.9	10,359.9(5)
Worldwide Produce Acquisition, LLC and REP WWP Coinvest IV, L.P.(8)(9)	First lien senior secured revolving loan	11.60%	SOFR (Q)	6.25%		01/2029		395.5	374.1	387.0(5)(6)
	First lien senior secured loan	11.60%	SOFR (Q)	6.25%		01/2029		6,981.1	6,780.0	6,901.4(5)(6)
	Common units				01/2023		50,000		50.0	53.3(6)
									7,204.1	7,341.7
									79,716.5	80,166.2	4.55%
Food and Beverage
B&G Foods Inc	First lien senior secured loan	7.86%	SOFR (M)	2.50%		10/2026		2,880.1	2,866.5	2,851.8(3)
Chobani, LLC	First lien senior secured loan	9.11%	SOFR (S)	3.75%		10/2027		6,500.0	6,467.6	6,505.4
	First lien senior secured loan	8.97%	SOFR (M)	3.50%		10/2027		6,379.1	6,376.9	6,382.3(5)
									12,844.5	12,887.7
Demakes Borrower, LLC(8)	First lien senior secured loan	11.60%	SOFR (S)	6.25%		12/2029		11,707.3	11,417.3	11,414.6(5)(6)
Max US Bidco Inc.	First lien senior secured loan	10.35%	SOFR (Q)	5.00%		10/2030		25,000.0	22,981.3	23,287.5
Sugar PPC Buyer LLC(8)	First lien senior secured loan	11.34%	SOFR (M)	6.00%		10/2030		19,565.2	19,135.8	19,125.0(5)(6)
									69,245.4	69,566.6	3.95%
Automobiles and Components
Clarios Global LP	First lien senior secured loan	9.11%	SOFR (M)	3.75%		05/2030		6,733.1	6,712.6	6,741.5
First Brands Group, LLC	First lien senior secured loan	10.88%	SOFR (Q)	5.00%		03/2027		6,930.8	6,781.0	6,865.9(5)
New ChurcHill HoldCo LLC and Victory Topco, LP(8)	First lien senior secured revolving loan	10.87%	SOFR (Q)	5.50%		11/2029		321.6	271.3	270.1(5)(6)
	First lien senior secured loan	10.87%	SOFR (Q)	5.50%		11/2029		12,348.1	11,947.6	11,746.1(5)(6)
	Class A-2 common units				11/2023		23,290		2,329.0	2,329.0(6)
									14,547.9	14,345.2
Wand Newco 3, Inc.	First lien senior secured loan	8.22%	SOFR (M)	2.75%		02/2026		22,691.3	22,587.2	22,739.7
									50,628.7	50,692.3	2.88%
Materials
Charter Next Generation, Inc.	First lien senior secured loan	9.22%	SOFR (M)	3.75%		12/2027		11,200.4	11,163.9	11,239.0(5)
Derby Buyer LLC	First lien senior secured loan	9.59%	SOFR (M)	4.25%		11/2030		6,445.0	6,350.1	6,445.0(5)
Element Solutions Inc (Macdermid, Incorporated)	First lien senior secured loan	7.36%	SOFR (M)	2.00%		12/2030		2,000.0	1,995.0	2,005.0(3)
Summit Materials, LLC	First lien senior secured loan	8.33%	SOFR (S)	3.00%		11/2028		4,000.0	3,990.0	4,012.5(3)
Trident TPI Holdings, Inc.	First lien senior secured loan	9.85%	SOFR (Q)	4.50%		09/2028		10,079.7	9,872.5	10,074.9(5)
	First lien senior secured loan	9.61%	SOFR (Q)	4.00%		09/2028		1,895.2	1,897.6	1,886.1(5)
	First lien senior secured loan	10.60%	SOFR (Q)	5.25%		09/2028		997.5	977.5	999.0(5)
									12,747.6	12,960.0
Vobev, LLC and Vobev Holdings, LLC(8)	First lien senior secured revolving loan	10.49%	SOFR (S)	5.00%		04/2028		0.7	0.7	0.7(5)(6)
	First lien senior secured loan	13.23% (4.00% PIK)	SOFR (Q)	7.75%		04/2028		4,610.0	4,493.6	3,780.2(5)(6)
	First lien senior secured loan	12.48%	SOFR (M)	7.00%		04/2028		809.8	793.6	634.1(5)(6)
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2023
(dollar amounts in thousands)
Company(1)	Investment	Coupon(2)	Reference(4)	Spread(2)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value		% of Net Assets
	Warrant to purchase Class B units				11/2023	04/2028	4,485		—	287.5(6)
									5,287.9	4,702.5
									41,534.5	41,364.0		2.35%
Telecommunication Services
Delta Topco, Inc.	First lien senior secured loan	9.12%	SOFR (Q)	3.75%		12/2027		4,896.1	4,877.2	4,883.8(5)
Iridium Satellite LLC	First lien senior secured loan	7.86%	SOFR (M)	2.50%		09/2030		6,570.6	6,562.4	6,581.5	(3)(5)
Switch Master Holdco LLC	First lien senior secured loan	8.36%	SOFR (M)	3.00%		12/2024		27,355.9	26,498.9	26,398.5(6)
Zayo Group Holdings, Inc.	First lien senior secured loan	8.47%	SOFR (M)	3.00%		03/2027		3,000.0	2,578.1	2,568.1
									40,516.6	40,431.9		2.30%
Household and Personal Products
Silk Holdings III Corp. and Silk Holdings I Corp.(8)	First lien senior secured revolving loan	11.35%	SOFR (Q)	6.00%		05/2029		0.6	0.6	0.6	(5)(6)
	First lien senior secured loan	13.10%	SOFR (Q)	7.75%		05/2029		14,924.0	14,526.3	14,924.0	(5)(6)
	Common stock				05/2023		100		100.0	187.7(6)
									14,626.9	15,112.3
Sunshine Luxembourg VII S.a r.l.	First lien senior secured loan	8.95%	SOFR (Q)	3.50%		10/2026		21,165.9	21,061.9	21,256.7	(3)(5)
									35,688.8	36,369.0		2.06%
Investment Funds and Vehicles
BALLY 2023-24	Collaterized loan obligation	10.31%	SOFR (Q)	5.05%		07/2036		1,500.0	1,500.0	1,522.7	(3)(6)
BCC 2023-3	Collaterized loan obligation	10.61%	SOFR (Q)	5.25%		07/2036		1,500.0	1,500.0	1,528.8	(3)(6)
BTCP 2023-1	Private asset-backed investment	11.85%	SOFR (M)	6.50%		09/2030		6,100.0	6,105.7	6,100.0	(3)(6)
CGMS 2023-1	Collaterized loan obligation	10.45%	SOFR (Q)	5.10%		07/2035		1,250.0	1,250.0	1,275.7	(3)(6)
CGMS 2023-2	Collaterized loan obligation	10.26%	SOFR (Q)	5.00%		07/2036		2,000.0	2,000.0	2,030.0	(3)(6)
JNPPK 2023-1	Collaterized loan obligation	10.12%	SOFR (Q)	4.70%		07/2035		2,000.0	2,000.0	2,011.9	(3)(6)
KKR 48	Collaterized loan obligation	9.66%	SOFR (Q)	4.30%		10/2036		2,000.0	2,000.0	1,989.5	(3)(6)
MAGNE 2023-36	Collaterized loan obligation	10.31%	SOFR (Q)	4.90%		04/2036		1,750.0	1,750.0	1,765.9	(3)(6)
OAKC 2022-12	Collaterized loan obligation	10.42%	SOFR (Q)	5.00%		07/2036		2,000.0	2,000.0	1,992.2	(3)(6)
OAKC 2023-15	Collaterized loan obligation	10.12%	SOFR (Q)	5.00%		04/2035		2,000.0	2,000.0	2,047.4	(3)(6)
OAKC 2023-16	Collaterized loan obligation	9.36%	SOFR (Q)	4.00%		10/2036		2,000.0	2,000.0	1,994.6	(3)(6)
TCIFC 2023-2	Collaterized loan obligation	10.71%	SOFR (Q)	5.30%		07/2035		2,500.0	2,500.0	2,520.3	(3)(6)
THPT 2023-THL	Commercial mortgage-backed security	10.40%	SOFR (M)	5.00%		12/2034		5,000.0	4,987.5	5,009.6	(3)(6)
VOYA 2022-3	Collaterized loan obligation	9.92%	SOFR (Q)	4.50%		10/2036		2,000.0	2,000.0	2,002.1	(3)(6)
									33,593.2	33,790.7		1.92%
Technology Hardware and Equipment
Emerald Debt Merger Sub LLC	First lien senior secured loan	8.36%	SOFR (M)	3.00%		05/2030		19,481.2	19,457.5	19,537.3
Mirion Technologies (US Holdings), Inc.	First lien senior secured loan	8.36%	SOFR (Q)	2.75%		10/2028		3,671.4	3,673.6	3,681.5	(3)(5)
Safe Fleet Holdings LLC	First lien senior secured loan	9.21%	SOFR (M)	3.75%		02/2029		2,782.7	2,727.5	2,786.8(5)
TGG TS Acquisition Company	First lien senior secured loan	11.97%	SOFR (M)	6.50%		12/2025		2,942.9	2,940.5	2,817.8
									28,799.1	28,823.4		1.64%
Energy
HighPeak Energy, Inc.	First lien senior secured loan	13.00%	SOFR (A)	7.50%		09/2026		25,000.0	24,436.8	25,000.0	(3)(5)(6)
									24,436.8	25,000.0		1.42%

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED SCHEDULE OF INVESTMENTS
As of December 31, 2023
(dollar amounts in thousands)
Company(1)	Investment	Coupon(2)	Reference(4)	Spread(2)	Acquisition Date	Maturity Date	Shares/ Units	Principal	Amortized Cost	Fair Value	% of Net Assets
Independent Power and Renewable Electricity Producers
BIP PipeCo Holdings LLC	First lien senior secured loan	8.62%	SOFR (S)	3.25%		12/2030		3,000.0	2,985.1	2,988.8(6)
Terraform Power Operating, LLC	First lien senior secured loan	7.85%	SOFR (Q)	2.50%		05/2029		8,324.3	8,275.4	8,306.0(5)
									11,260.5	11,294.8	0.64%
Consumer Durables and Apparel
Lakeshore Learning Materials, LLC	First lien senior secured loan	8.97%	SOFR (M)	3.50%		09/2028		10,267.0	10,164.4	10,247.8(5)
									10,164.4	10,247.8	0.58%
Transportation
First Student Bidco Inc.	First lien senior secured loan	8.62%	SOFR (Q)	3.00%		07/2028		5,664.2	5,531.3	5,615.8(5)
									5,531.3	5,615.8	0.32%
Equity Real Estate Investment Trusts (REITs)
Iron Mountain Information Management, LLC	First lien senior secured loan	7.58%	SOFR (S)	2.25%		01/2031		5,500.0	5,458.8	5,496.6(3)
									5,458.8	5,496.6	0.31%
Semiconductors and Semiconductor Equipment
MKS Instruments, Inc.	First lien senior secured loan	7.84%	SOFR (M)	2.50%		08/2029		4,482.2	4,471.3	4,486.7(3)(5)
									4,471.3	4,486.7	0.25%
Total Investments									$2,556,783.9	$2,577,558.1(7)(10)	146.34%

See accompanying notes to consolidated financial statements.

Derivative Instruments
Foreign currency forward contracts
Description	Notional Amount to be Purchased	Notional Amount to be Sold		Counterparty	Settlement Date	Unrealized Appreciation / (Depreciation)
Foreign currency forward contract	$14,240	£	11,532	Wells Fargo Bank, N.A.	August 21, 2026	$—
Foreign currency forward contract	$8,380	€	7,826	Wells Fargo Bank, N.A.	January 26, 2024	—
Foreign currency forward contract	$6,165	AUD	9,518	Wells Fargo Bank, N.A.	November 17, 2026	—
Foreign currency forward contract	$1,017	CAD	1,391	Wells Fargo Bank, N.A.	November 16, 2026	—
Foreign currency forward contract	$874	£	720	Wells Fargo Bank, N.A.	March 31, 2026	—
Foreign currency forward contract	$583	£	480	Wells Fargo Bank, N.A.	March 31, 2025	—
Total						$—

(1)
All of the Fund’s portfolio company investments, which as of December 31, 2023 represented 146% of the Fund’s net assets or 95% of the Fund’s total assets, may be subject to legal restrictions on sales.

(2)
Investments without an interest rate are non-income producing.

(3)
This portfolio company is not a qualifying asset under Section 55(a) of the Investment Company Act. Under the Investment Company Act, the Fund may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of the Fund’s total assets. Pursuant to Section 55(a) of the Investment Company Act, 26% of the Fund’s total assets are represented by investments at fair value and other assets that are considered “non-qualifying assets” as of December 31, 2023.

(4)
Variable rate loans to the Fund’s portfolio companies bear interest at a rate that may be determined by reference to the SOFR or an alternate base rate (commonly based on the Federal Funds Rate or the Prime Rate), at the borrower’s option, which reset annually (A), semi-annually (S), quarterly (Q), bi-monthly (B), monthly (M) or daily (D). For each such loan, the Fund has provided the interest rate in effect on the date presented.

(5)
Loan includes interest rate floor feature.

(6)
These investments were valued using unobservable inputs and are considered Level 3 investments. See Note 8 for more information regarding the fair value of the Fund’s investments.

(7)
As of December 31, 2023, the estimated net unrealized gain for federal tax purposes was $20.8 million based on a tax cost basis of $2.6 billion. As of December 31, 2023, the estimated aggregate gross unrealized gain for federal income tax purposes was $24.3 million and the estimated aggregate gross unrealized loss for federal income tax purposes was $3.5 million.

(8)
As of December 31, 2023, the Fund had the following commitments to fund various revolving and delayed draw senior secured loans, including commitments to issue letters of credit through a financial intermediary on behalf of certain portfolio companies. Such commitments are subject to the satisfaction of certain conditions set forth in the documents governing these loans and letters of credit and there can be no assurance that such conditions will be satisfied. See Note 7 for more information on revolving and delayed draw loan commitments related to certain portfolio companies.

See accompanying notes to consolidated financial statements.

(in thousands) Portfolio Company	Total revolving and delayed draw loan commitments	Less: funded commitments	Total unfunded commitments	Less: commitments substantially at discretion of the Fund	Less: unavailable commitments due to borrowing base or other covenant restrictions	Total net unfunded revolving and delayed draw commitments
22 HoldCo Limited	$4,179.1	$—	$4,179.1	$—	$—	$4,179.1
3 Step Sports LLC and 3 Step Holdings, LLC	13,584.9	(526.3)	13,058.6	—	—	13,058.6
Accession Risk Management Group, Inc. and RSC Insurance Brokerage, Inc.	402.8	—	402.8	—	—	402.8
ADMA Biologics Inc.	1.0	(1.0)	—	—	—	—
AI Aqua Merger Sub, Inc.	1,217.4	—	1,217.4	—	—	1,217.4
Airx Climate Solutions, Inc.	11,435.2	—	11,435.2	—	—	11,435.2
Alcami Corporation and ACM Note Holdings, LLC	890.4	—	890.4	—	—	890.4
Amerivet Partners Management, Inc. and AVE Holdings LP	7,713.5	—	7,713.5	—	—	7,713.5
Apex Service Partners, LLC and Apex Service Partners Holdings, LLC	6,798.6	(163.2)	6,635.4	—	—	6,635.4
Bamboo US BidCo LLC	2,621.9	—	2,621.9	—	—	2,621.9
Bobcat Purchaser, LLC and Bobcat Topco, L.P.	1,595.7	—	1,595.7	—	—	1,595.7
BR PJK Produce, LLC	1,774.1	—	1,774.1	—	—	1,774.1
BradyIFS Holdings, LLC	4,916.3	—	4,916.3	—	—	4,916.3
City Line Distributors LLC and City Line Investments LLC	800.5	—	800.5	—	—	800.5
Cliffwater LLC	1,470.6	—	1,470.6	—	—	1,470.6
Coupa Holdings, LLC and Coupa Software Incorporated	410.8	—	410.8	—	—	410.8
CPIG Holdco Inc.	1.0	(0.5)	0.5	—	—	0.5
Crosspoint Capital AS SPV, LP	2,887.7	(211.3)	2,676.4	—	—	2,676.4
Cube Industrials Buyer, Inc. and Cube A&D Buyer Inc.	2,586.2	—	2,586.2	—	—	2,586.2
Demakes Borrower, LLC	3,292.7	—	3,292.7	—	—	3,292.7
DOXA Insurance Holdings LLC	24,210.9	—	24,210.9	—	—	24,210.9
Echo Purchaser, Inc.	8,750.0	(159.1)	8,590.9	—	—	8,590.9
Eternal Aus Bidco Pty Ltd	1,895.7	—	1,895.7	—	—	1,895.7
Excel Fitness Consolidator LLC	3,333.3	—	3,333.3	—	—	3,333.3
Finastra USA, Inc., DH Corporation/Societe DH, and Finastra Europe S.A R.L.	2,349.6	—	2,349.6	—	—	2,349.6
Flint OpCo, LLC	2,186.2	—	2,186.2	—	—	2,186.2
FlyWheel Acquireco, Inc.	1,607.1	(1,071.4)	535.7	—	—	535.7
GC Waves Holdings, Inc.	12,900.2	—	12,900.2	—	—	12,900.2
GroundWorks, LLC	503.8	—	503.8	—	—	503.8
GS SEER Group Borrower LLC and GS SEER Group Holdings LLC	4,568.3	—	4,568.3	—	—	4,568.3
GTCR F Buyer Corp. and GTCR (D) Investors LP	5,000.0	—	5,000.0	—	—	5,000.0
See accompanying notes to consolidated financial statements.

(in thousands) Portfolio Company	Total revolving and delayed draw loan commitments	Less: funded commitments	Total unfunded commitments	Less: commitments substantially at discretion of the Fund	Less: unavailable commitments due to borrowing base or other covenant restrictions	Total net unfunded revolving and delayed draw commitments
Guidepoint Security Holdings, LLC	2,659.5	—	2,659.5	—	—	2,659.5
Hakken Midco B.V.	1,082.7	—	1,082.7	—	—	1,082.7
Helios Service Partners, LLC and Astra Service Partners, LLC	3,001.0	(0.6)	3,000.4	—	—	3,000.4
Higginbotham Insurance Agency, Inc.	865.3	—	865.3	—	—	865.3
Hills Distribution, Inc., Hills Intermediate FT Holdings, LLC and GMP Hills, LP	1,826.1	(0.6)	1,825.5	—	—	1,825.5
HP RSS Buyer, Inc.	3,529.9	—	3,529.9	—	—	3,529.9
Hyland Software, Inc.	1,102.9	—	1,102.9	—	—	1,102.9
Infinity Home Services HoldCo, Inc. and IHS Parent Holdings, L.P.	6,727.8	—	6,727.8	—	—	6,727.8
Keystone Agency Partners LLC	34,309.1	—	34,309.1	—	—	34,309.1
Kings Buyer, LLC	1,529.3	—	1,529.3	—	—	1,529.3
Leviathan Intermediate Holdco, LLC and Leviathan Holdings, L.P.	182.2	—	182.2	—	—	182.2
Lightbeam Bidco, Inc.	3,225.7	—	3,225.7	—	—	3,225.7
Mr. Greens Intermediate, LLC, Florida Veg Investments LLC, MRG Texas, LLC and Restaurant Produce and Services Blocker, LLC	5,526.3	—	5,526.3	—	—	5,526.3
New ChurcHill HoldCo LLC and Victory Topco, LP	20,322.9	(321.6)	20,001.3	—	—	20,001.3
Next Holdco, LLC	1,697.6	—	1,697.6	—	—	1,697.6
North Haven Fairway Buyer, LLC, Fairway Lawns, LLC and Command Pest Control, LLC	1,200.4	—	1,200.4	—	—	1,200.4
North Haven Stack Buyer, LLC	17.9	—	17.9	—	—	17.9
Northwinds Holding, Inc. and Northwinds Services Group LLC	3,450.0	—	3,450.0	—	—	3,450.0
OakBridge Insurance Agency LLC and Maple Acquisition Holdings, LP	5,803.6	—	5,803.6	—	—	5,803.6
Omnia Partners, LLC	429.4	—	429.4	—	—	429.4
Paragon 28, Inc. and Paragon Advanced Technologies, Inc.	7,072.4	(0.5)	7,071.9	—	—	7,071.9
Pathstone Family Office LLC and Kelso XI Tailwind Co-Investment, L.P.	1,183.6	(166.1)	1,017.5	—	—	1,017.5
PCIA SPV-3, LLC and ASE Royal Aggregator, LLC	4,600.0	—	4,600.0	—	—	4,600.0
PestCo Holdings, LLC and PestCo, LLC	2,481.0	—	2,481.0	—	—	2,481.0
Priority Waste Holdings LLC, Priority Waste Holdings Indiana LLC and Priority Waste Super Holdings, LLC	6,001.0	(0.5)	6,000.5	—	—	6,000.5
PushPay USA Inc.	357.1	—	357.1	—	—	357.1
PYE-Barker Fire & Safety, LLC	14,963.6	—	14,963.6	—	—	14,963.6
See accompanying notes to consolidated financial statements.

(in thousands) Portfolio Company	Total revolving and delayed draw loan commitments	Less: funded commitments	Total unfunded commitments	Less: commitments substantially at discretion of the Fund	Less: unavailable commitments due to borrowing base or other covenant restrictions	Total net unfunded revolving and delayed draw commitments
Silk Holdings III Corp. and Silk Holdings I Corp.	1.0	(0.6)	0.4	—	—	0.4
Solar Bidco Limited	1,476.6	—	1,476.6	—	—	1,476.6
Steward Partners Global Advisory, LLC and Steward Partners Investment Advisory, LLC	2,876.5	—	2,876.5	—	—	2,876.5
Sugar PPC Buyer LLC	5,434.8	—	5,434.8	—	—	5,434.8
Sunbit Receivables Trust IV	2,700.0	—	2,700.0	—	—	2,700.0
TSS Buyer, LLC	2,956.6	—	2,956.6	—	—	2,956.6
United Digestive MSO Parent, LLC and Koln Co-Invest Unblocked, LP	4,245.3	—	4,245.3	—	—	4,245.3
Vertex Service Partners, LLC and Vertex Service Partners Holdings, LLC	18,776.8	—	18,776.8	—	—	18,776.8
Vobev, LLC and Vobev Holdings, LLC	166.9	(0.7)	166.2	—	—	166.2
WCI-BXC Purchaser, LLC and WCI-BXC Investment Holdings, L.P.	194.6	—	194.6	—	—	194.6
World Insurance Associates, LLC and World Associates Holdings, LLC	25,000.0	—	25,000.0	—	—	25,000.0
Worldwide Produce Acquisition, LLC and REP WWP Coinvest IV, L.P.	2,966.1	(395.5)	2,570.6	—	—	2,570.6
	$337,829.0	$(3,019.5)	$334,809.5	$—	$—	$334,809.5

(9)
As of December 31, 2023, the Fund was party to subscription agreements to fund equity investment commitments.

(in thousands) Portfolio Company	Total equity commitments	Less: funded equity commitments	Total unfunded equity commitments	Less: equity commitments substantially at discretion of the Fund	Total net unfunded equity commitments
GTCR F Buyer Corp. and GTCR (D) Investors LP	$25.9	$—	$25.9	$—	$25.9
Pathstone Family Office LLC and Kelso XI Tailwind Co-Investment, L.P.	19.6	—	19.6	—	19.6
Worldwide Produce Acquisition, LLC and REP WWP Coinvest IV, L.P.	5.6	—	5.6	—	5.6
	$51.1	$—	$51.1	$—	$51.1

(10)
All investments are non-controlled, non-affiliated investments. Non-controlled, non-affiliated investments are defined as investments in which the Fund owns less than 5% of the portfolio company’s outstanding voting securities and does not have the power to exercise control over the management or policies of such portfolio company.

See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
(in thousands)
	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the period from December 5, 2022 (commencement of operations) to December 31, 2022
Operations:
Net investment income	$324,399	$68,487	$183
Net realized gains	17,914	6,255	54
Net unrealized gains (losses)	63,803	19,297	(311)
Net increase (decrease) in net assets resulting from operations	406,116	94,039	(74)
Distributions to shareholders:
Distributed earnings – Class I	(283,401)	(45,455)	—
Distributed earnings – Class S	(50,450)	(6,445)	—
Distributed earnings – Class D	(13,237)	(1,266)	—
Net decrease in net assets from distributions	(347,088)	(53,166)	—
Share transactions:
Class I:
Proceeds from shares sold	3,288,851	1,218,909	148,147
Share transfers between classes	945	—	—
Distributions reinvested	68,786	8,289	—
Repurchased shares, net of early repurchase deduction	(58,324)	(78)	—
Net increase in net assets from share transactions	3,300,258	1,227,120	148,147
Class S:
Proceeds from shares sold	504,882	296,150	—
Share transfers between classes	(3,298)	—	—
Distributions reinvested	10,308	341	—
Repurchased shares, net of early repurchase deduction	(5,298)	—	—
Net increase in net assets from share transactions	506,594	296,491	—
Class D:
Proceeds from shares sold	267,907	48,588	—
Share transfers between classes	2,353	—	—
Distributions reinvested	3,164	222	—
Net increase in net assets from share transactions	273,424	48,810	—
Total increase in net assets	4,139,304	1,613,294	148,073
Net assets, beginning of period	1,761,392	148,098	25
Net assets, end of period	$5,900,696	$1,761,392	$148,098
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands)
	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the period from December 5, 2022 (commencement of operations) to December 31, 2022
OPERATING ACTIVITIES:
Net increase (decrease) in net assets resulting from operations	$406,116	$94,039	$(74)
Adjustments to reconcile net increase (decrease) in net assets resulting from operations:
Net realized gains on investments and foreign currency transactions	(17,914)	(6,255)	(54)
Net unrealized (gains) losses on investments and foreign currency transactions	(63,803)	(19,297)	311
Net losses on interest rate swaps accounted for as hedge instruments and the related hedged items	278	—	—
Net accretion of investments	(16,606)	(4,319)	(10)
PIK interest	(21,958)	(2,158)	—
PIK dividends	(4,134)	(277)	—
Amortization of debt issuance costs	6,953	1,841	40
Accretion of discount on notes payable	707	—	—
Amortization of offering costs	3,864	4,009	—
Purchases of investments	(10,183,079)	(3,092,622)	(30,133)
Proceeds from repayments or sales of investments	2,427,677	754,845	1,591
Changes in operating assets and liabilities:
Interest receivable	(91,904)	(15,552)	(139)
Other assets	(40,965)	(18,677)	(140)
Base management fee payable	4,421	1,851	—
Income based fee payable	11,224	4,606	—
Capital gains incentive fee payable	10,162	3,162	—
Interest and facility fees payable	56,792	1,656	—
Accounts payable and other liabilities	37,892	5,081	—
Net cash used in operating activities	(7,474,277)	(2,288,067)	(28,608)
FINANCING ACTIVITIES:
Borrowings on debt	8,777,313	1,535,449	—
Repayments of debt	(4,908,317)	(825,100)	—
Debt issuance costs	(47,375)	(10,851)	(6,147)
Net proceeds from issuance of common shares	4,061,640	1,563,647	148,147
Repurchased shares, net of early repurchase deduction	(63,622)	(78)	—
Distributions to shareholders	(232,907)	(30,445)	—
Net cash provided by financing activities	7,586,732	2,232,622	142,000
CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	112,455	(55,445)	113,392
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, BEGINNING OF PERIOD	57,972	113,417	25
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	$170,427	$57,972	$113,417
Supplemental Information:
Interest paid during the period	$119,598	$21,609	$—
Distributions declared and payable during the period	$347,088	$53,166	$—
See accompanying notes to consolidated financial statements.

ARES STRATEGIC INCOME FUND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024
(in thousands, except per share data, percentages and as otherwise indicated;
for example, with the word “million” or otherwise)
1.   ORGANIZATION
Ares Strategic Income Fund (together with its consolidated subsidiaries, the “Fund”) is a Delaware statutory trust formed on March 15, 2022. The Fund is a closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (together with the rules and regulations promulgated thereunder, the “Investment Company Act”). The Fund has elected to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”) and operates in a manner so as to qualify for the tax treatment applicable to RICs.
The Fund is externally managed by Ares Capital Management LLC (“Ares Capital Management” or the Fund’s “investment adviser”), a subsidiary of Ares Management Corporation (“Ares Management” or “Ares”), a publicly traded, leading global alternative investment manager, pursuant to an investment advisory and management agreement. Ares Operations LLC (“Ares Operations” or the Fund’s “administrator”), a subsidiary of Ares Management, provides certain administrative and other services necessary for the Fund to operate.
The Fund’s investment objective is to generate current income and, to a lesser extent, long-term capital appreciation. The Fund seeks to invest primarily in first lien senior secured loans, second lien senior secured loans, subordinated secured and unsecured loans, subordinated debt, which in some cases include equity and/or preferred components, and other types of credit instruments which may include commercial real estate mezzanine loans, real estate mortgages, distressed investments, securitized products, notes, bills, debentures, bank loans, convertible and preferred securities, infrastructure debt and government and municipal obligations, made to or issued by U.S. middle-market companies, which the Fund generally defines as companies with annual EBITDA between $10 million and $250 million. As used herein, EBITDA represents annual net income before net interest expense, income tax expense, depreciation and amortization. The Fund expects that a majority of its investments will be in directly originated loans. For cash management and other purposes, the Fund also invests in broadly syndicated loans and other more liquid credit investments, including in publicly traded debt instruments and other instruments that are not directly originated. The Fund primarily invests in illiquid and restricted investments, and while most of the Fund’s investments are expected to be in private U.S. companies (the Fund generally has to invest at least 70% of its total assets in “qualifying assets,” including private U.S. companies), the Fund may also invest from time to time in non-U.S. companies. The Fund’s portfolio may also include equity securities such as common stock, preferred stock, warrants or options, which may be obtained as part of providing a broader financing solution. Under normal circumstances, the Fund will invest directly or indirectly at least 80% of its total assets (net assets plus borrowings for investment purposes) in debt instruments of varying maturities.
Beginning in November 2022 and ending on January 30, 2023, the Fund entered into agreements with several investors pursuant to which such investors committed to purchase the Fund’s Class I shares (the “Private Placement”). The Private Placement was conducted pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506(b) of Regulation D promulgated under the Securities Act and was thus exempt from registration under the Securities Act as it was made only to investors (or advisors and/or managers of such investors) with whom the Fund’s investment adviser had substantive pre-existing relationships, as each of such investors (or such investor’s advisors and/or managers) was known by the Fund’s investment adviser (or persons acting on the Fund’s investment adviser’s behalf ) due to a prior investment relationship with entities affiliated with Ares Management, and who are “accredited investors” pursuant to Rule 501(a) under the Securities Act.
Pursuant to such agreements entered into between the Fund and each investor in connection with the Private Placement, the investors participating in the Private Placement (the “Private Placement Investors”) committed to purchase Class I shares at an initial offering price of $25.00 per share, to be adjusted following the initial drawdown of such Private Placement Investors’ subscriptions to a price equal to the net asset value (“NAV”) per share as of the most recently completed month-end prior to the date of such drawdown.
The Fund commenced operations on December 5, 2022. The Fund publicly offers on a continuous basis up to $7.5 billion of its common shares, including Class S shares, Class D shares and Class I shares (“Common Shares”), pursuant to an offering (the “Offering”) registered with the Securities and Exchange Commission (the “SEC”). On April 17, 2023, the Fund was granted an exemptive relief order from the SEC that permits the Fund to offer to sell any combination of three classes of Common Shares, with a dollar value up to the maximum offering amount of $7.5 billion of its Common Shares. The share classes have different ongoing shareholder servicing and/or distribution fees. Prior to receiving the exemptive relief order, the Fund only offered and sold Class I shares and did not offer any Class S shares or Class D shares. The purchase price per share for each class of Common Shares equals the Fund’s NAV per share, as of the day preceding the effective date of the monthly share purchase. The Offering is a “best efforts” offering, which means that Ares Wealth Management Solutions, LLC (“AWMS”), the intermediary manager for the Offering and an affiliate of the Fund’s investment adviser, will use its best efforts to sell Common Shares, but is not obligated to purchase or sell any specific amount of shares. The Fund also engages in offerings of its unregistered Common Shares to non-U.S. investors pursuant to Section 4(a)(2) of the Securities Act and Regulation S promulgated under the Securities Act.
2.   SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“GAAP”), and include the accounts of the Fund and its consolidated subsidiaries. The Fund is an investment company following accounting and reporting guidance in Accounting Standards Codification (“ASC”) 946, Financial Services — Investment Companies. The consolidated financial statements reflect all adjustments and reclassifications that, in the opinion of management, are necessary for the fair presentation of the results of operations and financial condition as of and for the periods presented. All significant intercompany balances and transactions have been eliminated.
The Fund reclassified certain prior period industry groupings of its portfolio companies in the accompanying consolidated schedule of investments and the notes to the consolidated financial statements These reclassifications had no impact on the prior period’s net income or net assets.
Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents include funds from time to time deposited with financial institutions and short-term, liquid investments in a money market account. Cash and cash equivalents are carried at cost which approximates fair value.
Restricted cash primarily relates to cash held as collateral for interest rate swaps.
The following table provides a reconciliation of cash, cash equivalents and restricted cash in the consolidated statement of assets and liabilities to the total amount shown at the end of the applicable period in the consolidated statement of cash flows:
	As of December 31,
	2024	2023
Cash and cash equivalents	$165,777	$57,972
Restricted cash	4,650	—
Total cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$170,427	$57,972
Concentration of Credit Risk
The Fund places its cash and cash equivalents with financial institutions and, at times, cash held in depository or money market accounts may exceed the Federal Deposit Insurance Corporation insured limit.

Investments
Investment transactions are recorded on the trade date. Realized gains or losses are measured by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment using the specific identification method without regard to unrealized gains or losses previously recognized, and include investments charged off during the period, net of recoveries. Unrealized gains or losses primarily reflect the change in investment values, including the reversal of previously recorded unrealized gains or losses when gains or losses are realized.
Pursuant to Rule 2a-5 under the Investment Company Act, the Fund’s board of trustees designated the Fund’s investment adviser as the Fund’s valuation designee (the “Valuation Designee”) to perform fair value determinations for investments held by the Fund without readily available market quotations, subject to the oversight of the Fund’s board of trustees. All investments are recorded at their fair value.
Investments for which market quotations are readily available are typically valued at such market quotations. In order to validate market quotations, the Valuation Designee looks at a number of factors to determine if the quotations are representative of fair value, including the source and nature of the quotations. Debt and equity securities that are not publicly traded or whose market prices are not readily available are valued at fair value as determined in good faith by the Valuation Designee, subject to the oversight of the Fund’s board of trustees, based on, among other things, the input of the Fund’s independent third-party valuation providers (“IVPs”) that have been engaged to support the valuation of such portfolio investments at least quarterly (with certain de minimis exceptions) and under the valuation policy and a consistently applied valuation process. In addition, the Fund’s independent registered public accounting firm obtains an understanding of, and performs select procedures relating to, the Fund’s valuation process within the context of performing the Fund’s financial statement audit.
Investments in the Fund’s portfolio that do not have a readily available market are valued at fair value as determined in good faith by the Valuation Designee, as described herein. As part of the valuation process for investments that do not have readily available market prices, the Valuation Designee may take into account the following types of factors, if relevant, in determining the fair value of the Fund’s investments: the enterprise value of a portfolio company (the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time), the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to any similar publicly traded securities, changes in the interest rate environment and the credit markets, which may affect the price at which similar investments would trade in their principal markets and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent sale occurs, the Valuation Designee considers the pricing indicated by the external event to corroborate its valuation.
Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Fund’s investments may fluctuate from period to period. Additionally, the fair value of the Fund’s investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that the Fund may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Fund was required to liquidate a portfolio investment in a forced or liquidation sale, the Fund could realize significantly less than the value at which the Fund has recorded it. In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the valuations currently assigned.
The Valuation Designee, subject to the oversight of the Fund’s board of trustees, undertakes a multi-step valuation process each quarter, as described below:
•
The Fund’s quarterly valuation process begins with a preliminary valuation being prepared by the investment professionals responsible for the portfolio investment in conjunction with the Fund’s portfolio management team and valuation team.

•
Preliminary valuations are reviewed and discussed by the valuation committee of the Valuation Designee.

•
For portfolio investments selected for review by an IVP,

•
Relevant information related to the portfolio investment is made available by the Valuation Designee to the IVP, who does not independently verify such information.

•
The IVP reviews and analyzes the information provided by the Valuation Designee, along with relevant market and economic data, and independently determines a range of values for each of the selected portfolio investments.

•
The IVP provides its analysis to the Valuation Designee to support the IVP’s valuation methodology and calculations.

•
The valuation committee of the Valuation Designee determines the fair value of each investment in the Fund’s portfolio without a readily available market quotation in good faith based on, among other things, the input of the IVPs, where applicable.

•
For portfolio investments selected for review by an IVP, a positive assurance opinion or independent valuation report is issued by the IVP that confirms the fair value determined by the Valuation Designee for a selected portfolio investment is within the range of values independently calculated by such IVP.

When the Valuation Designee determines the Fund’s NAV as of the last day of a month that is not also the last day of a calendar quarter, the Valuation Designee updates the value of securities with reliable market quotations to the most recent market quotation. For securities without reliable market quotations, the Valuation Designee will generally value such assets at the most recent quarterly valuation unless the Valuation Designee determines that a significant observable change has occurred since the most recent quarter end with respect to the investment (which determination may be as a result of a material event at a portfolio company, material change in market spreads, secondary market transaction in the securities of an investment or otherwise). If the Valuation Designee determines such a change has occurred with respect to one or more investments, the Valuation Designee will determine whether to update the value for each relevant investment. See Note 8 for more information on the Fund’s valuation process.
Interest Income Recognition
Interest income is recorded on an accrual basis and includes the accretion of discounts, amortization of premiums and payment-in-kind (“PIK”) interest. Discounts from and premiums to par value on investments purchased are accreted/amortized into interest income over the life of the respective security using the effective yield method. To the extent loans contain PIK provisions, PIK interest, computed at the contractual rate specified in each applicable agreement, is accrued and recorded as interest income and added to the principal balance of the loan. PIK interest income added to the principal balance is generally collected upon repayment of the outstanding principal. To maintain the Fund’s tax treatment as a RIC, this non-cash source of income must be paid out to shareholders in the form of distributions for the year the income was earned, even though the Fund has not yet collected the cash. The amortized cost of investments represents the original cost adjusted for any accretion of discounts, amortization of premiums and PIK interest.
Loans are generally placed on non-accrual status when principal or interest payments are past due 30 days or more or when there is reasonable doubt that principal or interest will be collected in full. Accrued and unpaid interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon the Fund’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest are paid or there is no longer any reasonable doubt that such principal or interest will be collected in full and, in the Fund’s judgment, are likely to remain current. The Fund may make exceptions to this policy if the loan has sufficient collateral value (i.e., typically measured as enterprise value of the portfolio company) or is in the process of collection.
Collateralized loan obligation (“CLO”) equity investments recognize interest income by utilizing an effective interest methodology based upon an effective yield to maturity utilizing projected cash flows, as required by ASC 325-40, Beneficial Interest in Securitized Financial Assets.

Dividend Income Recognition
Dividend income on preferred equity is recorded on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity is recorded on the record date for private portfolio companies or on the ex-dividend date for publicly traded portfolio companies. To the extent a preferred equity contains PIK provisions, PIK dividends, computed at the contractual rate specified in each applicable agreement, are accrued and recorded as dividend income and added to the principal balance of the preferred equity. PIK dividends added to the principal balance are generally collected upon redemption of the equity.
Other Income
Other income includes amendment fees that are fixed based on contractual terms and are generally non-recurring and non-refundable and are recognized as revenue when earned upon closing of the related transaction. Other income also includes fees for management and consulting services, loan guarantees, commitments and other services rendered by the Fund to portfolio companies. Such fees are fixed based on contractual terms and are recognized as income as services are rendered.
Foreign Currency Translation
The Fund’s books and records are maintained in U.S. dollars. Any foreign currency amounts are translated into U.S. dollars on the following basis:
(1)
Fair value of investment securities, other assets and liabilities — at the exchange rates prevailing at the end of the period.

(2)
Purchases and sales of investment securities, income and expenses — at the exchange rates prevailing on the respective dates of such transactions, income or expenses.

Results of operations based on changes in foreign exchange rates are separately disclosed in the consolidated statement of operations, if any. Foreign security and currency translations may involve certain considerations and risks not typically associated with investing in U.S. companies and U.S. government securities. These risks include, but are not limited to, currency fluctuations and revaluations and future adverse political, social and economic developments, which could cause investments in foreign markets to be less liquid and prices more volatile than those of comparable U.S. companies or U.S. government securities.
Derivative Instruments
The Fund follows the guidance in ASC Topic 815, Derivatives and Hedging, when accounting for derivative instruments. The Fund designated certain interest rate swaps as hedging instruments in a qualifying fair value hedge accounting relationship, and as a result, the change in fair value of the hedging instruments and hedged items are recorded in interest expense and recognized as components of “interest and credit facility fees” in the Fund’s consolidated statement of operations. The change in fair value of the interest rate swaps is offset by a change in the carrying value of the corresponding fixed rate debt. For all other derivatives, the Fund does not utilize hedge accounting and as such values its derivatives at fair value with the unrealized gains or losses recorded in “net unrealized gains (losses) from foreign currency transactions” in the Fund’s consolidated statement of operations.
Organization and Offering Expenses
Costs associated with the organization of the Fund are expensed as incurred. Costs associated with the offering of Common Shares of the Fund are capitalized as deferred offering expenses and included in other assets on the consolidated statements of assets and liabilities and amortized over a twelve-month period from incurrence.
Debt Issuance Costs
Debt issuance costs are amortized over the life of the related debt instrument using the straight line method or the effective yield method, depending on the type of debt instrument.

Income Taxes
The Fund has elected to be treated as a RIC under the Code and operates in a manner so as to qualify for the tax treatment applicable to RICs. To qualify for tax treatment as a RIC, the Fund must, among other requirements, meet certain source-of-income and asset diversification requirements and timely distribute to its shareholders at least 90% of its investment company taxable income, as defined by the Code, for each year. The Fund has made and intends to continue to make the requisite distributions to its shareholders, which will generally relieve the Fund from U.S. federal corporate-level income taxes.
Depending on the level of taxable income earned in a tax year, the Fund may choose to carry forward taxable income in excess of current year distributions from such current year taxable income into the next tax year and pay a 4% excise tax on such income, as required. To the extent that the Fund determines that its estimated current year taxable income will be in excess of estimated distributions for the current year from such income, the Fund accrues excise tax, if any, on estimated excess taxable income as such taxable income is earned.
Distributions
To the extent that the Fund has taxable income available, the Fund intends to make monthly distributions to its shareholders. Distributions to shareholders are recorded on the record date. All distributions will be paid at the sole discretion of the board of trustees and will depend on the Fund’s earnings, financial condition, maintenance of the Fund’s tax treatment as a RIC, compliance with applicable BDC regulations and such other factors as the board of trustees may deem relevant from time to time. Although the gross distribution per share is generally equivalent for each share class, the net distribution for each share class is reduced for any class specific expenses, including shareholder servicing and/or distribution fees, if any.
The Fund has adopted a distribution reinvestment plan (“distribution reinvestment plan”), pursuant to which the Fund will not reinvest cash distributions declared by the board of trustees on behalf of the Fund’s shareholders unless such shareholders elect for their shares to be automatically reinvested. As a result, if the board of trustees authorizes, and the Fund declares, a cash distribution, then the Fund’s shareholders who have opted into the Fund’s distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares, rather than receiving the cash distribution. Distributions on fractional shares will be credited to each participating shareholder’s account. The purchase price for shares issued under the Fund’s distribution reinvestment plan will be equal to the most recent available NAV per share for such shares at the time the distribution is payable.
Segment Reporting
In accordance with ASC Topic 280 — Segment Reporting (“ASC 280”), the Fund has determined that it has a single operating and reporting segment. As a result, the Fund’s segment accounting policies are the same as described herein and the Fund does not have any intra-segment sales and transfers of assets.
Use of Estimates in the Preparation of the Consolidated Financial Statements
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of actual and contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income or loss and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the valuation of investments.
Recent Accounting Pronouncements
The Fund considers the applicability and impact of all accounting standard updates (“ASU”) issued by the Financial Accounting Standards Board (“FASB”). ASUs not listed were assessed by the Fund and either determined to be not applicable or expected to have minimal impact on its consolidated financial statements.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which enhances disclosure requirements about significant segment expenses that are regularly provided to the chief operating decision maker (the “CODM”).

ASU 2023-07, among other things, (i) requires a single segment public entity to provide all of the disclosures as required by ASC 280, (ii) requires a public entity to disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources and (iii) provides the ability for a public entity to elect more than one performance measure. ASU 2023-07 is effective for the fiscal years beginning after December 15, 2023, and interim periods beginning with the first quarter ended March 31, 2025. Early adoption is permitted and retrospective adoption is required for all prior periods presented. The Fund has adopted ASU 2023-07 effective December 31, 2024 and concluded that the application of this guidance did not have any material impact on its consolidated financial statements. See Note 12 for more information on the effects of the adoption of ASU 2023-07.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which intends to improve the transparency of income tax disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024 and is to be adopted on a prospective basis with the option to apply retrospectively. The Fund is currently assessing the impact of this guidance, however, the Fund does not expect a material impact on its consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (“ASU 2024-03”), which requires disaggregated disclosure of certain costs and expenses, including purchases of inventory, employee compensation, depreciation, amortization and depletion, within relevant income statement captions. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim periods beginning with the first quarter ended March 31, 2028. Early adoption and retrospective application is permitted. The Fund is currently assessing the impact of this guidance, however, the Fund does not expect a material impact on its consolidated financial statements.
3.   AGREEMENTS
Investment Advisory and Management Agreement
The Fund is party to an investment advisory and management agreement (the “investment advisory and management agreement”) with Ares Capital Management. Subject to the overall supervision of the Fund’s board of trustees and in accordance with the Investment Company Act, Ares Capital Management provides investment advisory and management services to the Fund. For providing these services, Ares Capital Management receives fees from the Fund consisting of a base management fee and an incentive fee. The cost of both the base management fee and the incentive fee is ultimately borne by the Fund’s shareholders. Without payment of any penalty, the Fund has the right to terminate the investment advisory and management agreement upon 60 days’ written notice, and Ares Capital Management has the right to terminate the agreement upon 120 days’ written notice.
The base management fee is payable monthly in arrears at an annual rate of 1.25% of the value of the Fund’s net assets as of the beginning of the first calendar day of the applicable month. For purposes of the investment advisory and management agreement, “net assets” means the Fund’s total assets less liabilities, determined on a consolidated basis in accordance with GAAP.
The incentive fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the incentive fee is based on a percentage of the Fund’s income and a portion is based on a percentage of the Fund’s capital gains, each as described below.
(i)
Income Based Fee

The portion of the incentive fee based on the Fund’s income is based on pre-incentive fee net investment income, as defined in the investment advisory and management agreement, for the quarter. Pre-incentive fee net investment income means, as the context requires, either the dollar value of, or percentage rate of return on the value of the Fund’s net assets in accordance with GAAP at the end of the immediately preceding quarter from, interest income, dividend income and any other income (including any other fees (other than fees for providing managerial assistance), such as commitment, origination, structuring, diligence and consulting fees or other fees that the Fund receives from portfolio companies) accrued during the calendar quarter, minus the Fund’s operating expenses accrued for the quarter (including the base management fee, expenses payable under the administration agreement entered into between the Fund and the Fund’s administrator, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee and any shareholder servicing and/or distribution fees).
Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as market or original issue discount, debt investments with PIK interest, preferred stock with PIK dividends and zero coupon securities), accrued income that the Fund has not yet received in cash. The Fund’s investment adviser is not under any obligation to reimburse the Fund for any part of the income based fee it receives that are based on accrued interest income that the Fund never actually receives. Pre-incentive fee net investment income is not adjusted for incentive fee payments or any shareholder servicing and/or distribution fee payments by Class S shares and Class D shares. Accordingly, pre-incentive fee net investment income may be calculated on higher amounts of income than the Fund may ultimately realize and that may ultimately be distributed to common shareholders.
Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from pre-incentive fee net investment income. See “Expense Support and Conditional Reimbursement Agreement” below. Because of the structure of the income based fee, it is possible that the Fund may pay such fees in a quarter where it incurs a loss. For example, if the Fund receives pre-incentive fee net investment income in excess of the hurdle rate for a quarter, the Fund will pay the applicable income based fee even if the Fund has incurred a loss in that quarter due to realized and/or unrealized losses.
Pre-incentive fee net investment income, expressed as a rate of return on the value of the Fund’s net assets at the end of the immediately preceding quarter, is compared to a “hurdle rate” of return of 1.25% per quarter (5.0% annualized).
The Fund pays its investment adviser an income based fee quarterly in arrears with respect to the Fund’s pre-incentive fee net investment income in each calendar quarter as follows:
•
No incentive fee based on pre-incentive fee net investment income in any calendar quarter in which the Fund’s pre-incentive fee net investment income does not exceed the hurdle rate of 1.25% per quarter (5.00% annualized);

•
100% of the dollar amount of Fund’s pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than a rate of return of 1.43% (5.72% annualized). This portion of the pre-incentive fee net investment income (which exceeds the hurdle rate but is less than 1.43%) is referred to as the “catch-up”. The “catch-up” is meant to provide the Fund’s investment adviser with 12.5% of the pre-incentive fee net investment income as if a hurdle rate did not apply if this net investment income exceeds 1.43% in any calendar quarter; and

•
12.5% of the dollar amount of the Fund’s pre-incentive fee net investment income, if any, that exceeds a rate of return of 1.43% (5.72% annualized). This reflects that once the hurdle rate is reached and the catch-up is achieved, 12.5% of all pre-incentive fee net investment income thereafter are allocated to the investment adviser.

The fees that are payable under the investment advisory and management agreement for any partial period will be appropriately prorated and adjusted for any share issuances or repurchases during the relevant period.
(ii)
Capital Gains Incentive Fee

The second component of the incentive fee, the capital gains incentive fee, is payable in arrears at the end of each calendar year in an amount equal to 12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, as calculated in accordance with GAAP, less the aggregate amount of any previously paid capital gains incentive fee.
Notwithstanding the foregoing, if the Fund is required by GAAP to record an investment at its fair value as of the time of acquisition instead of at the actual amount paid for such investment by the Fund (including, for example, as a result of the application of the asset acquisition method of accounting), then solely for the purposes of calculating the capital gains incentive fee, the “accreted or amortized cost basis” of an investment shall be an amount (the “Contractual Cost Basis”) equal to (1) (x) the actual amount paid by the Fund for such investment plus (y) any amounts recorded in the Fund’s consolidated financial statements as required by GAAP that are attributable to the accretion of such investment plus (z) any other adjustments made to the cost basis included in the Fund’s consolidated financial statements, including PIK interest or additional amounts funded (net of repayments) minus (2) any amounts recorded in the Fund’s consolidated financial statements as required by GAAP that are attributable to the amortization of such investment, whether such calculated Contractual Cost Basis is higher or lower than the fair value of such investment (as determined in accordance with GAAP) at the time of acquisition.
Each year, the fee paid for the capital gains incentive fee is net of the aggregate amount of any previously paid capital gains incentive fee for all prior periods. In no event will the capital gains incentive fee payable pursuant to the investment advisory and management agreement be in excess of the amount permitted by the Investment Advisers Act of 1940, as amended, including Section 205 thereof. If the investment advisory and management agreement shall terminate as of a date that is not a calendar year end, the termination shall be treated as though it were a calendar year end for purposes of calculating and paying a capital gains incentive fee.
The fees that are payable under the investment advisory and management agreement for any partial period will be appropriately prorated and adjusted for any share issuances or repurchases during the relevant period.
The base management fee, income based fee and capital gains incentive fee for the years ended December 31, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022 were as follows:
	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the period from December 5, 2022 (commencement of operations) to December 31, 2022
Base management fee	$46,991	$9,713	$130
Income based fee	$43,324	$7,622	$—
Capital gains incentive fee(1)	$10,219	$3,162	$—

(1)
Calculated in accordance with GAAP as discussed below.

There was no capital gains incentive fee payable to the Fund’s investment adviser as calculated under the investment advisory and management agreement for the year ended December 31, 2024. There was $56 of capital gains incentive fee payable to the Fund’s investment adviser as calculated under the investment advisory and management agreement for the year ended December 31, 2023. There was no capital gains incentive fee payable to the Fund’s investment adviser as calculated under the investment advisory and management agreement for the period from December 5, 2022 (commencement of operations) to December 31, 2022. In addition, in accordance with GAAP, the Fund had cumulatively accrued a capital gains incentive fee of $13,324 as of December 31, 2024. GAAP requires that the capital gains incentive fee accrual consider the cumulative aggregate unrealized capital appreciation in the calculation, as a capital gains incentive fee would be payable if such unrealized capital appreciation were realized, even though such unrealized capital appreciation is not permitted to be considered in calculating the fee actually payable under the investment advisory and management agreement. This GAAP accrual is calculated using the aggregate cumulative realized capital gains and losses and aggregate cumulative unrealized capital depreciation included in the calculation of the capital gains incentive fee plus the aggregate cumulative unrealized capital appreciation, net of any expense associated with cumulative unrealized capital depreciation or appreciation.

If such amount is positive at the end of a period, then GAAP requires the Fund to record a capital gains incentive fee equal to 12.5% of such cumulative amount, less the aggregate amount of actual capital gains incentive fee paid or capital gains incentive fee accrued under GAAP in all prior periods. As of December 31, 2024, the Fund has paid capital gains incentive fee since inception totaling $56. The resulting accrual for any capital gains incentive fee under GAAP in a given period may result in an additional expense if such cumulative amount is greater than in the prior period or a reversal of previously recorded expense if such cumulative amount is less than in the prior period. If such cumulative amount is negative, then there is no accrual. There can be no assurance that such unrealized capital appreciation will be realized in the future.
The services of all investment professionals and staff of the Fund’s investment adviser, when and to the extent engaged in providing investment advisory and management services to the Fund, and the compensation and routine overhead expenses of such personnel allocable to such services, are provided and paid for by the Fund’s investment adviser. Under the investment advisory and management agreement, the Fund bears all other costs and expenses of its operations and transactions, including, but not limited to, those relating to: organization and offering expenses of the Fund associated with the Offering, as provided for in Financial Industry Regulatory Authority, Inc. (“FINRA”) Conduct Rule 2310(a)(12) (but excluding any shareholder servicing and/or distribution fees); calculation of the Fund’s NAV (including the cost and expenses of any IVP or pricing services); expenses incurred by the Fund’s investment adviser payable to third parties, including agents, consultants or other advisers, in monitoring the Fund’s financial and legal affairs and in monitoring the Fund’s investments (including the cost of consultants hired to develop information technology systems designed to monitor the Fund’s investments) and performing due diligence on the Fund’s prospective portfolio companies; interest payable on indebtedness, if any, incurred to finance the Fund’s investments; offerings of the Fund’s Common Shares and other securities; the costs of effecting any repurchases of the Common Shares and the Fund’s other securities; investment advisory fees, including any management fee and incentive fee, payable under the investment advisory and management agreement; administration fees, if any, payable under the administration agreement; fees payable, if any, under any intermediary manager or selected intermediary agreements; shareholder servicing and/or distribution fees payable under the Fund’s distribution and shareholder servicing plan adopted pursuant to Rule 12b-1 under the Investment Company Act; fees payable to third parties, including agents, consultants or other advisers, relating to, or associated with, evaluating and making investments (including payments to third party vendors for financial information services); transfer agent, escrow agent and custodial fees and expenses; federal and state registration fees; all costs of registration and listing the Fund’s Common Shares or any other securities on any securities exchange; federal, state and local taxes; independent trustees’ fees and expenses; costs of preparing and filing reports or other documents required by governmental bodies (including the SEC) and an official or agency administering the securities laws of a state; the costs of any reports, proxy statements or other notices to shareholders, including printing and other related costs; commissions and other compensation payable to brokers or dealers; to the extent the Fund is covered by any joint insurance policies, the Fund’s allocable portion of the fidelity bond, trustees and officers’ errors or omissions liability insurance and any other insurance premiums; outside legal expenses; accounting expenses (including fees and disbursements and expenses related to the audit of the Fund and the preparation of the Fund’s tax information); direct costs and expenses of administration, including printing, mailing, long distance telephone, cellular phone and data service, copying, and staff; and all other expenses incurred by the Fund or its administrator in connection with administering the Fund’s business, as described in more detail under “Administration Agreement” below.
Administration Agreement
The Fund is party to an administration agreement (the “administration agreement”) with its administrator, Ares Operations. Pursuant to the administration agreement, Ares Operations furnishes the Fund with office equipment and clerical, bookkeeping and record keeping services at the Fund’s office facilities. Under the administration agreement, Ares Operations may also arrange for the services of, and oversee custodians, depositories, transfer agents, escrow agents, distribution disbursing agents, other shareholder servicing agents, accountants, attorneys, underwriters, brokers and dealers, corporate fiduciaries, insurers, banks and such other persons in any such other capacity deemed to be necessary or desirable. Ares Operations also performs, or oversees the performance of, the Fund’s required administrative services, which include, among other things, providing assistance in accounting, legal, compliance, operations, technology and investor relations, being responsible for the financial and other records that the Fund is required to maintain and preparing all reports and other materials required to be filed with the SEC or any other regulatory authority, including reports to shareholders.
In addition, Ares Operations assists the Fund in determining and publishing its NAV, assists the Fund in providing managerial assistance to its portfolio companies, oversees the preparation and filing of the Fund’s tax returns and the printing and dissemination of reports to its shareholders, and generally oversees the payment of its expenses and the performance of administrative and professional services rendered to the Fund by others. Payments under the administration agreement are equal to an amount based upon the Fund’s allocable portion of Ares Operations’ overhead and other expenses (including travel expenses) incurred by Ares Operations in performing its obligations under the administration agreement, including the Fund’s allocable portion of the compensation, rent and other expenses of certain of the Fund’s officers and their respective staffs. The administration agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party.
For the year ended December 31, 2024 and 2023, the Fund incurred $5,794 and $3,018, respectively, in administrative and other fees, including certain costs that are reimbursable under the investment advisory and management agreement or administration agreement. For the period from December 5, 2022 (commencement of operations) to December 31, 2022, the Fund did not incur any administrative fees and other fees. For the year ended December 31, 2024, all of the administrative and other fees were supported by the Fund’s investment adviser pursuant to the Expense Support and Conditional Reimbursement Agreement (as defined below) compared to $2,205 in administrative and other fees that were supported for the comparable period in 2023.
Intermediary Manager Agreement
On April 24, 2023, the Fund entered into an intermediary manager agreement (the “Intermediary Manager Agreement”) with AWMS (the “Intermediary Manager”). The Intermediary Manager is entitled to receive shareholder servicing and/or distribution fees monthly in arrears at an annual rate of 0.85% and 0.25% of the value of the Fund’s net assets attributable to Class S shares and Class D shares, respectively, as of the beginning of the first calendar day of the month. No shareholder servicing and/or distribution fees are paid with respect to Class I shares. The shareholder servicing and/or distribution fees are payable to the Intermediary Manager, but the Intermediary Manager anticipates that all or a portion of the shareholder servicing and/or distribution fees will be retained by, or reallowed (paid) to, participating broker-dealers.
The Intermediary Manager is a broker-dealer registered with the SEC and a member of the FINRA.
The Intermediary Manager Agreement may be terminated at any time, without the payment of any penalty, by vote of a majority of the Fund’s trustees who are not “interested persons”, as defined in the Investment Company Act, of the Fund and who have no direct or indirect financial interest in the operation of the Fund’s distribution plan or the Intermediary Manager Agreement, or by vote of a majority of the outstanding voting securities of the Fund, on not more than 60 days’ written notice to the Intermediary Manager or the Fund’s investment adviser. The Intermediary Manager Agreement automatically terminates in the event of its assignment, as defined in the Investment Company Act.
Shareholder Servicing and/or Distribution Fees
Pursuant to Rule 12b-1 under the Investment Company Act, the Fund adopted a shareholder servicing and distribution plan pursuant to which Class S shares and Class D shares are subject to shareholder servicing and/or distribution fees. The following table shows the shareholder servicing and/or distribution fees the Fund and, ultimately, certain classes of the Fund’s common shareholders, pay the Intermediary Manager with respect to Class S shares and Class D shares on an annualized basis as a percentage of the Fund’s NAV for such class. Subject to FINRA and other limitations on underwriting compensation, the Fund and, ultimately, certain classes of the Fund’s shareholders, will pay a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for Class S shares and a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV for Class D shares, in each case, payable monthly. No shareholder servicing and/or distribution fees are paid with respect to Class I shares.

Annual Shareholder Servicing and/or Distribution Fees as a % of NAV
Class S	0.85%
Class D	0.25%
Class I	—%
The shareholder servicing and/or distribution fees are paid monthly in arrears, calculated using the NAV of the applicable class as of the beginning of the first calendar day of the month, subject to FINRA and other limitations on underwriting compensation.
The Intermediary Manager will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers. Because the shareholder servicing and/or distribution fees with respect to Class S shares and Class D shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, such shareholder servicing and/or distribution fees reduce the NAV with respect to all shares of each such class, including shares issued under the Fund’s distribution reinvestment plan.
Eligibility to receive shareholder servicing and/or distribution fees is conditioned on a broker providing the following ongoing services with respect to Class S shares or Class D shares: assistance with recordkeeping, answering investor inquiries regarding the Fund, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase. Because the shareholder servicing and/or distribution fees are paid out of the Fund’s other assets on an ongoing basis, over time these fees will increase the cost of a shareholder’s investment and may cost the shareholder more than paying other types of sales charges.
The Fund’s investment adviser, or its affiliates, may pay additional compensation out of its own resources (i.e., not Fund assets) to certain selling agents or financial intermediaries in connection with the sale of the Fund’s Common Shares. The additional compensation may differ among brokers or dealers in amount or in the amount of calculation. Payments of additional compensation may be fixed dollar amounts or, based on the aggregate value of outstanding Common Shares held by the Fund’s common shareholders introduced by the broker or dealer, or determined in some other manner. The receipt of the additional compensation by a selling broker or dealer may create potential conflicts of interest between an investor and its broker or dealer who is recommending the Fund over other potential investments.
The shareholder servicing and/or distribution fees that were attributable to Class S shares and Class D shares for the years ended December 31, 2024, 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022 were as follows:
	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the period from December 5, 2022 (commencement of operations) to December 31, 2022
Class S	$5,028	$657	$—
Class D	$364	$36	$—
There were no shareholder servicing and/or distribution fees that were attributable to Class S shares and Class D shares prior to the date of the first sale of Class S shares and Class D shares on August 1, 2023.
Expense Support and Conditional Reimbursement Agreement
The Fund has entered into an expense support and conditional reimbursement agreement (the “Expense Support and Conditional Reimbursement Agreement”) with the Fund’s investment adviser, pursuant to which, among other things, the Fund’s investment adviser has agreed to advance all of the Fund’s estimated organization and initial offering expenses, which includes all of the Fund’s organization and initial offering expenses incurred in connection with the Private Placement.
The Fund’s investment adviser may also elect to pay certain of the Fund’s other expenses on the Fund’s behalf (each, an “Expense Payment”), provided that no portion of an Expense Payment will be used to pay any interest expense or shareholder servicing and/or distribution fees of the Fund. Any Expense Payment that the Fund’s investment adviser has committed to pay must be paid by the Fund’s investment adviser to the Fund in any combination of cash or other immediately available funds no later than 45 days after such commitment was made in writing, and/or offset against amounts due from the Fund to the Fund’s investment adviser or its affiliates.
Following any calendar month in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Fund’s shareholders based on distributions declared with respect to record dates occurring in such calendar month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Fund shall pay such Excess Operating Funds, or a portion thereof, to the Fund’s investment adviser until such time as all Expense Payments made by the Fund’s investment adviser to the Fund within three years prior to the last business day of the applicable calendar month in which such reimbursement payment obligation is accrued. Any payments required to be made by the Fund shall be referred to herein as a “Reimbursement Payment.” Reimbursement Payments are conditioned on (i) an expense ratio (excluding any management or incentive fee) that, after giving effect to the recoupment, is lower than the expense ratio (excluding any management or incentive fee) at the time of the fee waiver or expense reimbursement and (ii) a distribution level (exclusive of return of capital, if any) equal to, or greater than, the rate at the time of the waiver or reimbursement. “Available Operating Funds” means the sum of (i) net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to the Fund on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).
The Fund’s obligation to make a Reimbursement Payment shall automatically become a liability of the Fund on the last business day of the applicable calendar month, except to the extent the Fund’s investment adviser has waived its right to receive such payment for the applicable month. Reimbursement Payments for a given Expense Payment must be made within three years prior to the last business day of the applicable calendar month in which such Reimbursement Payment obligation is accrued. The expense support is measured on a per share class basis.
The Fund’s investment adviser agreed not to seek recoupment of any base management fee and incentive fee from the commencement of operations through July 31, 2023. As a result, as of December 31, 2024, $2,487 of base management fee and $1,286 of income based fee were included in the expense support amounts below and will not be repaid to the investment adviser.
The following table presents a summary of Expense Payments and the related Reimbursement Payments since the Fund’s commencement of operations:
For the Month Ended	Expense Support from the Adviser	Recoupment of Expense Support	Expense Support No Longer Eligible for Reimbursement	Unreimbursed Expense Support	Ratio of Operating Expenses to Average Net Assets for the Period(1)	Effective Rate of Distribution per Share(2)	Eligible for Reimbursement through
December 31, 2022	$1,449	$—	$—	$1,449	5.04%	—	12/31/2025
January 31, 2023	$1,088	$—	$—	$1,088	4.56%	—	01/31/2026
February 28, 2023	$891	$—	$—	$891	3.53%	—	02/28/2026
March 31, 2023	$916	$—	$—	$916	3.63%	—	03/31/2026
April 30, 2023	$1,083	$—	$—	$1,083	2.99%	—	04/30/2026
May 31, 2023	$1,312	$—	$—	$1,312	2.47%	—	05/31/2026
June 30, 2023	$2,253	$—	$—	$2,253	2.48%	—	06/30/2026
July 31, 2023	$2,502	$—	$—	$2,502	1.16%	—	07/31/2026

For the Month Ended	Expense Support from the Adviser	Recoupment of Expense Support	Expense Support No Longer Eligible for Reimbursement	Unreimbursed Expense Support	Ratio of Operating Expenses to Average Net Assets for the Period(1)	Effective Rate of Distribution per Share(2)	Eligible for Reimbursement through
August 31, 2023	$2,300	$—	$—	$2,300	1.94%	8.69%	08/31/2026
September 30, 2023	$1,636	$—	$—	$1,636	1.66%	8.95%	09/30/2026
October 31, 2023	$—	$—	$—	$—	1.20%	8.67%	10/31/2026
November 30, 2023	$1,637	$—	$—	$1,637	1.18%	9.69%	11/30/2026
December 31, 2023	$1,144	$—	$—	$1,144	1.08%	9.33%	12/31/2026
January 31, 2024	$1,592	$—	$—	$1,592	1.20%	9.27%	01/31/2027
February 29, 2024	$2,183	$—	$—	$2,183	1.10%	9.93%	02/28/2027
March 31, 2024	$2,194	$—	$—	$2,194	1.49%	9.28%	03/31/2027
April 30, 2024	$3,066	$—	$—	$3,066	1.21%	9.55%	04/30/2027
May 31, 2024	$2,437	$—	$—	$2,437	1.18%	9.25%	05/31/2027
June 30, 2024	$3,170	$—	$—	$3,170	1.22%	9.52%	06/30/2027
July 31, 2024	$1,164	$—	$—	$1,164	1.01%	9.19%	07/31/2027
August 31, 2024	$4,291	$—	$—	$4,291	1.02%	9.20%	08/31/2027
September 30, 2024	$5,402	$—	$—	$5,402	0.96%	9.51%	09/30/2027
October 31, 2024	$3,598	$—	$—	$3,598	0.95%	9.19%	10/31/2027
November 30, 2024	$3,911	$—	$—	$3,911	0.95%	9.48%	11/30/2027
December 31, 2024	$3,736	$—	$—	$3,736	0.86%	9.15%	12/31/2027

(1)
In accordance with the Expense Support and Conditional Reimbursement Agreement, the ratio of operating expenses excludes organization and offering expenses, stated interest expense, any base management fee and any incentive fee.

(2)
The effective rate of distribution per share is the (a) annualized regular cash distributions per share, exclusive of returns of capital, distribution rate reductions due to distribution and shareholder servicing fees and special distributions, if any, (b) divided by the NAV per share as of the last calendar day of the prior month.

4.   INVESTMENTS
As of December 31, 2024 and 2023, investments consisted of the following:
	As of December 31,
	2024		2023
	Amortized Cost(1)	Fair Value	Amortized Cost(1)	Fair Value
First lien senior secured loans	$10,092,681	$10,130,307	$2,369,207	$2,385,971
Second lien senior secured loans	157,058	158,500	43,237	43,771
Senior subordinated loans	214,927	213,500	46,631	46,966
Corporate bonds	64,700	65,312	10,000	10,507
Collateralized loan obligations	366,165	370,985	22,500	22,681
Commercial mortgage-backed securities	29,112	29,161	4,988	5,010
Private asset-backed investments	209,600	208,357	11,786	11,901
Preferred equity	107,984	122,570	39,500	41,033
Other equity	239,826	250,457	8,935	9,718
Total	$11,482,053	$11,549,149	$2,556,784	$2,577,558

(1)
The amortized cost represents the original cost adjusted for any accretion of discounts, amortization of premiums and PIK interest or dividends.

The Fund uses Global Industry Classification Standards for classifying the industry groupings of its portfolio companies. The industrial and geographic compositions of the Fund’s portfolio at fair value as of December 31, 2024 and 2023 were as follows:
	As of December 31,
	2024	2023
Industry
Software and Services	21.8%	21.4%
Health Care Equipment and Services	9.0	12.9
Capital Goods	8.8	10.5
Consumer Services	8.7	11.2
Commercial and Professional Services	7.3	5.9
Financial Services	6.7	5.7
Insurance	6.3	6.7
Media and Entertainment	5.8	4.6
Pharmaceuticals, Biotechnology and Life Sciences	4.7	4.0
Investment Funds and Vehicles	4.2	1.3
Consumer Distribution and Retail	2.7	3.1
Materials	2.3	1.6
Food and Beverage	1.7	2.7
Consumer Durables and Apparel	1.5	0.4
Automobiles and Components	1.5	2.0
Other	7.0	6.0
Total	100.0%	100.0%
	As of December 31,
	2024	2023
Geographic Region
United States	90.3%	91.5%
Europe	5.5	5.0
Bermuda/Cayman Islands	2.9	0.7
Canada	1.2	2.3
Other	0.1	0.5
Total	100.0%	100.0%
As of December 31, 2024, loans on non-accrual status represented 0.1% of the total investments at amortized cost (or less than 0.1% at fair value). As of December 31, 2023, there were no loans on non-accrual status.
5.   DEBT
In accordance with the Investment Company Act, a BDC generally is allowed to borrow amounts such that its asset coverage, calculated pursuant to the Investment Company Act, is at least 150% (or 200% if certain requirements under the Investment Company Act are not met) immediately after such borrowing. The Fund’s sole initial shareholder has approved a proposal that allows the Fund to reduce its asset coverage ratio applicable to senior securities from 200% to 150%. As of December 31, 2024, the Fund’s asset coverage was 227%.

The Fund’s outstanding debt as of December 31, 2024 and 2023 was as follows:
	As of December 31,
	2024			2023
	Total Aggregate Principal Amount Committed/ Outstanding(1)	Principal Amount Outstanding	Carrying Value	Total Aggregate Principal Amount Committed/ Outstanding(1)	Principal Amount Outstanding	Carrying Value
Revolving Credit Facility	$1,810,000(2)	$489,506	$489,453	$800,000(2)	$460,349	$460,325
SG Funding Facility	1,825,000(3)	861,811	861,811	1,000,000(3)	250,000	250,000
SB Funding Facility	750,000	75,000	75,000	—	—	—
BNP Funding Facility	500,000	250,000	250,000	—	—	—
January 2037 CLO Notes(4)	476,000	476,000	473,120(5)	—	—	—
March 2028 Notes	1,000,000	1,000,000	984,492(5)(6)	—	—	—
August 2029 Notes	700,000	700,000	687,445(5)(6)	—	—	—
February 2030 Notes	750,000	750,000	705,863(5)(6)	—	—	—
Total	$7,811,000	$4,602,317	$4,527,184	$1,800,000	$710,349	$710,325

(1)
Represents the total aggregate amount committed or outstanding, as applicable, under such instrument. Borrowings under the committed Revolving Credit Facility, SG Funding Facility, SB Funding Facility and BNP Funding Facility (each as defined below) are subject to borrowing base and other restrictions.

(2)
Provides for a feature that allows the Fund, under certain circumstances, to increase the size of the Revolving Credit Facility to a maximum of $2,625,000 and $1,050,000, as of December 31, 2024 and 2023, respectively.

(3)
Provides for a feature that allows ASIF Funding I (as defined below), under certain circumstances, to increase the size of the SG Funding Facility to a maximum of $2,000,000.

(4)
Excludes the January 2037 CLO Subordinated Notes (as defined below), which were retained by the Fund and, as such, eliminated in consolidation.

(5)
Represents the aggregate principal amount outstanding, less unamortized debt issuance costs and the unaccreted discount recorded upon issuance.

(6)
The carrying value of the March 2028 Notes, the August 2029 Notes and the February 2030 Notes (each as defined below) as of December 31, 2024 includes adjustments as a result of effective hedge accounting relationships. See Note 6 for more information on the interest rate swaps related to these unsecured notes issuances.

Revolving Credit Facility
The Fund is party to a senior secured revolving credit facility (as amended and restated, the “Revolving Credit Facility”), that allows the Fund to borrow up to $1,810,000 at any one time outstanding. As of December 31, 2024, the end of the revolving period and the stated maturity date were April 15, 2028 and April 15, 2029, respectively. The Revolving Credit Facility also provides for a feature that allows the Fund, under certain circumstances, to increase the overall size of the Revolving Credit Facility to a maximum of $2,625,000. The Revolving Credit Facility generally requires payments of interest at the end of each Secured Overnight Financing Rate (“SOFR”) interest period, but no less frequently than quarterly, on SOFR based loans, and monthly payments of interest on other loans. Subsequent to the end of the respective revolving periods and prior to the respective stated maturity dates, the Fund is required to repay the relevant outstanding principal amounts under both the term loan tranche and revolving tranche on a monthly basis in an amount equal to 1/12th of the outstanding principal amount at the end of the respective revolving periods.
Under the Revolving Credit Facility, the Fund is required to comply with various covenants, reporting requirements and other customary requirements for similar revolving credit facilities, including, without limitation, covenants related to: (a) limitations on the incurrence of additional indebtedness and liens,

(b) limitations on certain investments, (c) limitations on certain restricted payments, (d) maintaining a certain minimum shareholders’ equity, (e) maintaining a ratio of total assets (less total liabilities not representing indebtedness) to total indebtedness of the Fund (subject to certain exceptions) of not less than 1.5:1.0, (f) limitations on pledging certain unencumbered assets, and (g) limitations on the creation or existence of agreements that prohibit liens on certain properties of the Fund. These covenants are subject to important limitations and exceptions that are described in the documents governing the Revolving Credit Facility. Amounts available to borrow under the Revolving Credit Facility (and the incurrence of certain other permitted debt) are also subject to compliance with a borrowing base that applies different advance rates to different types of assets (based on their value as determined pursuant to the Revolving Credit Facility) that are pledged as collateral. As of December 31, 2024, the Fund was in compliance in all material respects with the terms of the Revolving Credit Facility.
As of December 31, 2024 and 2023, there was $489,506 and $460,349 outstanding, respectively, under the Revolving Credit Facility. The Revolving Credit Facility also provides for a sub-limit for the issuance of letters of credit for up to an aggregate amount of $100,000. As of December 31, 2024 and 2023, the Fund had no letters of credit issued through the Revolving Credit Facility.
The interest rate charged on the Revolving Credit Facility is based on SOFR plus a credit spread adjustment of 0.10% (or an alternate rate of interest for certain loans, commitments and/or other extensions of credit denominated in approved foreign currencies plus a spread adjustment, if applicable) plus an applicable spread of either 1.75% or 1.875% or an “alternate base rate” (as defined in the documents governing the Revolving Credit Facility) plus an applicable spread of 0.75% or 0.875%, in each case, determined monthly based on the total amount of the borrowing base relative to the sum of (i) the greater of (a) the aggregate amount of revolving exposure under the Revolving Credit Facility and (b) 85% of the total commitments of the Revolving Credit Facility (or, if higher, the total revolving exposure) plus (ii) other debt, if any, secured by the same collateral as the Revolving Credit Facility. The Revolving Credit Facility allows for borrowings to be made using one, three or six month SOFR. As of December 31, 2024, the one, three and six month SOFR was 4.33%, 4.31% and 4.25%, respectively. As of December 31, 2024, the applicable spread in effect was 1.75%. In addition to the stated interest expense on the Revolving Credit Facility, the Fund is required to pay a commitment fee of 0.375% per annum on any unused portion of the Revolving Credit Facility. The Fund is also required to pay a letter of credit fee of 0.25% per annum on letters of credit issued and the applicable spread.
The Revolving Credit Facility is secured by certain assets in the Fund’s portfolio and excludes investments held by ASIF Funding I (as defined below) under the SG Funding Facility, those held by ASIF Funding II (as defined below) under the SB Funding Facility, those held by ASIF Funding III (as defined below) under the BNP Funding Facility and those held by ADL CLO 3 (as defined below), and certain other investments.
For the years ended December 31, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022, the components of interest and credit facility fees expense, cash paid for interest expense, average stated interest rates (i.e., rate in effect plus the spread) and average outstanding balances for the Revolving Credit Facility were as follows:
	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the period from December 5, 2022 (commencement of operations) to December 31, 2022
Stated interest expense	$17,236	$18,879	$—
Credit facility fees	4,778	1,652	—
Amortization of debt issuance costs	2,461	1,322	—
Total interest and credit facility fees expense	$24,475	$21,853	$—
Cash paid for interest expense	$17,915	$19,954	$—
Average stated interest rate	6.96%	7.16%	—%
Average outstanding balance	$243,676	$259,901	$—

SG Funding Facility
The Fund and the Fund’s wholly owned subsidiary, ASIF Funding I, LLC (“ASIF Funding I”), are party to a revolving funding facility (as amended, the “SG Funding Facility”), that allows ASIF Funding I to borrow up to $1,825,000 at any one time outstanding. The end of the reinvestment period and the stated maturity date are August 28, 2027 and August 28, 2029, respectively. The SG Funding Facility also provides for a feature that allows ASIF Funding I, under certain circumstances, to increase the overall size of the SG Funding Facility to a maximum of $2,000,000.
In addition, the Fund, as transferor, and ASIF Funding I, as transferee, are party to a contribution agreement, pursuant to which the Fund will transfer to ASIF Funding I certain originated or acquired loans and related assets from time to time. The obligations of ASIF Funding I under the SG Funding Facility are secured by substantially all assets held by ASIF Funding I.
Under the SG Funding Facility, the Fund and ASIF Funding I are required to comply with various covenants, reporting requirements and other customary requirements for similar facilities. These covenants are subject to important limitations and exceptions that are described in the documents governing the SG Funding Facility. As of December 31, 2024, the Fund and ASIF Funding I were in compliance in all material respects with the terms of the SG Funding Facility.
As of December 31, 2024 and 2023, there was $861,811 and $250,000 outstanding, respectively, under the SG Funding Facility. Since August 28, 2024, the interest rate charged on the SG Funding Facility is based on SOFR plus an applicable margin of 2.05% per annum. From December 19, 2023 to August 27, 2024, the interest rate charged on the SG Funding Facility was based on SOFR plus an applicable margin of 2.60% per annum. Prior to December 19, 2023, the interest rate charged on the SG Funding Facility was based on SOFR plus an applicable margin that was a blended rate determined as follows: (i) 1.90% per annum for the portion of the collateral pool that consisted of broadly syndicated loans, determined by multiplying the aggregate amount of loans then outstanding under the SG Funding Facility by the percentage of the collateral pool that consisted of broadly syndicated loans, plus (ii) 2.80% per annum for the portion of the collateral pool that did not consist of broadly syndicated loans, determined by multiplying the aggregate amount of loans then outstanding under the SG Funding Facility by the percentage of the collateral pool that did not consist of broadly syndicated loans. In addition to the stated interest expense, ASIF Funding I is required to pay, among other fees, a daily commitment fee on any monthly distribution date, termination date or on the date of any payment or prepayment of a loan outstanding under the SG Funding Facility.
For the years ended December 31, 2024 and 2023, the components of interest and credit facility fees expense, cash paid for interest expense, average stated interest rates (i.e., rate in effect plus the spread) and average outstanding balances for the SG Funding Facility were as follows:
	For the Years Ended December 31,
	2024	2023
Stated interest expense	$41,686	$1,323
Credit facility fees	4,986	1,103
Amortization of debt issuance costs	3,090	519
Total interest and credit facility fees expense	$49,762	$2,945
Cash paid for interest expense	$41,185	$1,655
Average stated interest rate	7.56%	7.86%
Average outstanding balance	$542,355	$38,365
SB Funding Facility
The Fund and the Fund’s wholly owned subsidiary, ASIF Funding II, LLC (“ASIF Funding II”), are party to a revolving funding facility (as amended, the “SB Funding Facility”), that allows ASIF Funding II to borrow up to $750,000 at any one time outstanding. The end of the reinvestment period and the stated maturity date are September 1, 2026 and March 1, 2033, respectively.

In addition, the Fund, as transferor, and ASIF Funding II, as transferee, are party to a contribution agreement, pursuant to which the Fund will transfer to ASIF Funding II certain originated or acquired loans and related assets from time to time. The obligations of ASIF Funding II under the SB Funding Facility are secured by substantially all assets held by ASIF Funding II.
Under the SB Funding Facility, the Fund and ASIF Funding II, as applicable, have made representations and warranties regarding their businesses, among other things, and are required to comply with various covenants, servicing procedures, reporting requirements and other customary requirements for similar facilities. The SB Funding Facility includes usual and customary events of default for facilities of this nature. As of December 31, 2024, the Fund and ASIF Funding II were in compliance in all material respects with the terms of the SB Funding Facility.
As of December 31, 2024, there was $75,000 outstanding under the SB Funding Facility. Since August 2, 2024, the interest rate charged on the SB Funding Facility is based on SOFR plus an applicable margin of (i) 2.10% during the reinvestment period and (ii) 2.40% following the reinvestment period. Prior to August 2, 2024, the interest rate charged on the SB Funding Facility was based on SOFR plus an applicable margin of (i) 2.40% during the reinvestment period and (ii) 2.70% following the reinvestment period. As of December 31, 2024, the applicable spread in effect was 2.10%. ASIF Funding II is also required to pay, among other fees, a commitment fee of 0.50% per annum on any unused portion of the SB Funding Facility.
For the year ended December 31, 2024, the components of interest and credit facility fees expense, cash paid for interest expense, average stated interest rate (i.e., rate in effect plus the spread) and average outstanding balance for the SB Funding Facility were as follows:
For the Year Ended December 31, 2024
Stated interest expense	$10,009
Credit facility fees	1,552
Amortization of debt issuance costs	592
Total interest and credit facility fees expense	$12,153
Cash paid for interest expense	$8,816
Average stated interest rate	7.39%
Average outstanding balance	$133,128
BNP Funding Facility
The Fund and the Fund’s wholly owned subsidiary, ASIF Funding III, LLC (“ASIF Funding III”), are party to a revolving funding facility (the “BNP Funding Facility”), that allows ASIF Funding III to borrow up to $500,000. The end of the reinvestment period and the stated maturity date are November 26, 2027 and November 26, 2028, respectively.
In addition, the Fund, as transferor, and ASIF Funding III, as transferee, are party to a contribution agreement, pursuant to which the Fund will transfer to ASIF Funding III certain originated or acquired loans and related assets from time to time. The obligations of ASIF Funding III under the BNP Funding Facility are secured by substantially all assets held by ASIF Funding III.
Under the BNP Funding Facility, the Fund and ASIF Funding III, as applicable, have made representations and warranties regarding their businesses, among other things, and are required to comply with various covenants, servicing procedures, reporting requirements and other customary requirements for similar facilities. The BNP Funding Facility includes usual and customary events of default for facilities of this nature. As of December 31, 2024, the Fund and ASIF Funding III were in compliance in all material respects with the terms of the BNP Funding Facility.
As of December 31, 2024, there was $250,000 outstanding under the BNP Funding Facility. The interest rate charged on the BNP Funding Facility is based on SOFR plus an applicable margin of (i) 1.40% during the reinvestment period and (ii) 2.40% following the reinvestment period. As of December 31,

2024, the applicable spread in effect was 1.40%. ASIF Funding III is also required to pay, among other fees, a commitment fee dependent on the aggregate amount of unused commitments under the BNP Funding Facility.
For the year ended December 31, 2024, the components of interest and credit facility fees expense, cash paid for interest expense, average stated interest rate (i.e., rate in effect plus the spread) and average outstanding balance for the BNP Funding Facility were as follows:
For the Year Ended December 31, 2024
Stated interest expense	$555
Amortization of debt issuance costs	93
Total interest and credit facility fees expense	$648
Cash paid for interest expense	$—
Average stated interest rate	5.88%
Average outstanding balance	$9,290
Debt Securitization
ADL CLO 3 Debt Securitization
In November 2024, the Fund, through its wholly owned, consolidated subsidiary, Ares Direct Lending CLO 3 LLC (“ADL CLO 3”), completed a $694,100 term debt securitization (the “ADL CLO 3 Debt Securitization”). The ADL CLO 3 Debt Securitization is also known as a collateralized loan obligation and is an on-balance sheet financing incurred by the Fund, which is consolidated by the Fund for financial reporting purposes and subject to its overall asset coverage requirement. The notes offered in the ADL CLO 3 Debt Securitization that mature on January 20, 2037 (collectively, the “January 2037 CLO Notes”) were issued by ADL CLO 3 pursuant to the indenture governing the January 2037 CLO Notes (the “January 2037 CLO Indenture”) and include (i) $399,000 of Class A-1 Senior Notes (the “January 2037 Class A-1 CLO Notes”); (ii) $35,000 of Class A-2 Senior Notes (the “January 2037 Class A-2 CLO Notes”); (iii) $42,000 of Class B Senior Notes (the “January 2037 Class B CLO Notes” and, together with the January 2037 Class A-1 CLO Notes and the January 2037 Class A-2 CLO Notes, the “January 2037 CLO Secured Notes”); and (iv) approximately $218,100 of Subordinated Notes (the “January 2037 CLO Subordinated Notes”). The Fund retained all of the January 2037 CLO Subordinated Notes, as such, the January 2037 CLO Subordinated Notes are eliminated in consolidation. The following table presents information on the January 2037 CLO Notes as of December 31, 2024:
Class	Type	Principal Outstanding	Maturity Date	Interest Rate
January 2037 Class A-1 CLO Notes	Senior Secured Floating Rate	$399,000	January 20, 2037	SOFR+1.58%
January 2037 Class A-2 CLO Notes	Senior Secured Floating Rate	35,000	January 20, 2037	SOFR+1.75%
January 2037 Class B CLO Notes	Senior Secured Floating Rate	42,000	January 20, 2037	SOFR+1.85%
Total January 2037 CLO Secured Notes		$476,000
January 2037 CLO Subordinated Notes	Subordinated	218,100	January 20, 2037	None
Total January 2037 CLO Notes		$694,100
The January 2037 CLO Secured Notes are the secured obligations of ADL CLO 3 and are backed by a diversified portfolio of first lien senior secured loans contributed by the Fund to ADL CLO 3 pursuant to the terms of a contribution agreement. The January 2037 CLO Indenture contains certain conditions pursuant to which additional loans can be acquired by ADL CLO 3, in accordance with rating agency criteria or as otherwise agreed with certain institutional investors who purchased the January 2037 CLO Secured Notes. Through January 20, 2029, all principal collections received on the underlying collateral may be used by ADL CLO 3 to purchase new collateral under the direction of the Fund’s investment adviser in its capacity as asset manager to ADL CLO 3 under an asset management agreement and in accordance with the Fund’s investment strategy, including additional collateral that may be purchased from the Fund, pursuant to the terms of a master purchase and sale agreement between the Fund as seller and ADL CLO 3 as buyer.
The January 2037 CLO Indenture includes customary covenants and defaults. The Fund’s investment adviser serves as asset manager to ADL CLO 3 under an asset management agreement and is entitled to receive certain management fees for providing these services under the agreement. The Fund’s investment adviser has agreed to waive any management fees from ADL CLO 3.
The interest rate charged on the January 2037 CLO Secured Notes is based on SOFR plus a blended weighted average spread of 1.62%. For the year ended December 31, 2024, the components of interest expense, cash paid for interest expense, average stated interest rate (i.e., rate in effect plus the spread) and average outstanding balance for the January 2037 CLO Secured Notes were as follows.
For the Year Ended December 31, 2024
Stated interest expense	$3,844
Amortization of debt issuance costs	69
Total interest expense	$3,913
Cash paid for interest expense	$—
Average stated interest rate	6.06%
Average outstanding balance	$62,426
Unsecured Notes
The Fund has issued certain unsecured notes (the Fund refers to each series of unsecured notes using the defined term set forth under the “Unsecured Notes” column of the table below and collectively referred all such series as the “Unsecured Notes”), that pay interest semi-annually and all principal amounts are due upon maturity. Each of the Unsecured Notes may be redeemed in whole or in part at any time at the Fund’s option at a redemption price equal to par plus a “make whole” premium, if applicable, as determined pursuant to the indentures governing each of the Unsecured Notes, plus any accrued and unpaid interest. Certain key terms related to the features for the Unsecured Notes as of December 31, 2024 are listed below.
Unsecured Notes	Aggregate Principal Amount Issued	Effective Stated Interest Rate(1)	Original Issuance Date	Maturity Date
March 2028 Notes	$1,000,000	6.046%	November 21, 2024	March 15, 2028
August 2029 Notes	$700,000	6.605%	June 5, 2024	August 15, 2029
February 2030 Notes	$750,000	6.057%	October 2, 2024	February 15, 2030

(1)
The effective stated interest rates for the Unsecured Notes include the impact of interest rate swaps.

The Unsecured Notes were sold to initial purchasers in a private placement in reliance on Section 4(a)(2) of the Securities Act, and for the resale by such initial purchasers to (i) qualified institutional buyers in transactions exempt from registration under the Securities Act pursuant to Rule 144A thereunder or (ii) certain non-U.S. persons outside the United States pursuant to Regulation S under the Securities Act. The Unsecured Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration.
In connection with the issuances of the Unsecured Notes, the Fund entered into registration rights agreements (each, a “Registration Rights Agreement”) for the benefit of the initial purchasers of the Unsecured Notes. Pursuant to these Registration Rights Agreements, the Fund is obligated to file one or more registration statements with the SEC with respect to an offer to exchange each series of Unsecured Notes for a new issue of debt securities registered under the Securities Act with terms substantially identical to such series of Unsecured Notes (except for provisions relating to transfer restrictions and payment of additional interest) and to use its commercially reasonable efforts to consummate such exchange offer on the earliest practicable date after the registration statement has become or been declared effective but in no event later than 365 days after the initial issuance of such series of Unsecured Notes. If the Fund fails to satisfy its registration obligations under each Registration Rights Agreement, it will be required to pay additional interest to the holders of the applicable Unsecured Notes.
Ares Management Capital Markets LLC (“AMCM”), an affiliate of the Fund, served as an initial purchaser in connection with certain of the Unsecured Notes the Fund issued during the year ended December 31, 2024. Under the purchase agreements the Fund entered into in connection with such issuances, AMCM received an aggregate of $628 of underwriting and advisory fees during the year ended December 31, 2024. The underwriting and advisory fees AMCM received were on terms equivalent to those of other initial purchasers.
In connection with the Unsecured Notes issued by the Fund, the Fund has entered into interest rate swaps to more closely align the interest rates of such liabilities with the Fund’s investment portfolio, which consists primarily of floating rate loans. Under the interest rate swaps, the Fund receives a fixed interest rate and pays a floating interest rate of one-month SOFR plus an applicable spread, as disclosed below. The Fund designated these interest rate swaps and the associated unsecured notes as qualifying fair value hedge accounting relationships. Certain information related to the Fund’s interest rate swaps as of December 31, 2024 is presented below.
Description	Hedged Item	Fund Receives	Fund Pays	Maturity Date	Notional Amount
Interest rate swap	March 2028 Notes	5.700%	SOFR +1.649%	March 15, 2028	$1,000,000
Interest rate swap	August 2029 Notes	6.350%	SOFR +2.208%	August 15, 2029	$700,000
Interest rate swap	February 2030 Notes	5.600%	SOFR +2.302%	February 15, 2030	$750,000
See Note 6 for more information on the interest rate swaps.
See Note 13 for a subsequent event relating to an additional issuance of unsecured notes.
For the year ended December 31, 2024, the components of interest expense, cash paid for interest expense and average stated interest rate, net of effect of interest rate swaps for the Unsecured Notes were as follows.
For the Year Ended December 31, 2024
Stated interest expense(1)	$49,191
Amortization of debt issuance costs	648
Accretion of discount	707
Total interest expense	$50,546
Cash paid for interest expense(1)	$51,682
Average stated interest rate, net of effect of interest rate swaps	6.95%

(1)
Includes the impact of the interest rate swaps.

The Unsecured Notes contain certain covenants, including covenants requiring the Fund to comply with Section 18(a)(1)(A) as modified by Section 61(a) of the Investment Company Act, or any successor provisions, and to provide financial information to the holders of such notes under certain circumstances. These covenants are subject to important limitations and exceptions set forth in the indentures governing such notes. As of December 31, 2024, the Fund was in compliance in all material respects with the terms of the respective indentures governing each of the Unsecured Notes.
The Unsecured Notes are the Fund’s senior unsecured obligations and rank senior in right of payment to any future indebtedness that is expressly subordinated in right of payment to the Unsecured Notes; equal in right of payment to the Fund’s existing and future unsecured indebtedness that is not expressly subordinated; effectively junior in right of payment to any of its secured indebtedness (including existing unsecured indebtedness that the Fund later secures) to the extent of the value of the assets securing such indebtedness; and structurally junior to all existing and future indebtedness (including trade payables) incurred by the Fund’s subsidiaries, financing vehicles or similar facilities.
6.   DERIVATIVE INSTRUMENTS
The Fund enters into derivative instruments from time to time to help mitigate its foreign currency and interest rate risk exposures.
Foreign Currency Forward Contracts
Certain information related to the Fund’s foreign currency forward derivative instruments as of December 31, 2024 and 2023 is presented below.
	As of December 31, 2024
Derivative Instrument	Notional Amount		Gross Amount of Recognized Assets	Gross Amount of Recognized Liabilities	Balance Sheet Location of Net Amounts
Foreign currency forward contract	NOK	910,877	$307,682	$(305,484)	Other Assets
Foreign currency forward contract	€	101,075	104,738	(103,498)	Other Assets
Foreign currency forward contract	£	70,493	89,788	(88,011)	Other Assets
Foreign currency forward contract	€	65,111	69,497	(68,083)	Other Assets
Foreign currency forward contract	CAD	33,593	25,013	(24,034)	Other Assets
Foreign currency forward contract	CAD	30,622	21,367	(21,334)	Other Assets
Foreign currency forward contract	£	28,842	36,242	(36,023)	Other Assets
Foreign currency forward contract	NOK	27,017	2,502	(2,374)	Other Assets
Foreign currency forward contract	AUD	9,518	6,165	(5,917)	Other Assets
Foreign currency forward contract	AUD	4,057	2,684	(2,520)	Other Assets
Foreign currency forward contract	NZD	2,520	1,543	(1,437)	Other Assets
Total			$667,221	$(658,715)
	As of December 31, 2023
Derivative Instrument	Notional Amount		Gross Amount of Recognized Assets	Gross Amount of Recognized Liabilities	Balance Sheet Location of Net Amounts
Foreign currency forward contract	£	12,732	$15,697	$(15,697)	Accounts payable and other liabilities
Foreign currency forward contract	AUD	9,518	6,165	(6,165)	Accounts payable and other liabilities
Foreign currency forward contract	€	7,826	8,380	(8,380)	Accounts payable and other liabilities
Foreign currency forward contract	CAD	1,391	1,017	(1,017)	Accounts payable and other liabilities
Total			$31,259	$(31,259)
As of December 31, 2024, the counterparties to each of the Fund’s foreign currency forward contracts were Canadian Imperial Bank of Commerce and Wells Fargo Bank, N.A. As of December 31, 2023, the counterparty to all of the Fund’s foreign currency forward contracts was Wells Fargo Bank, N.A.
Net realized and unrealized gains and losses on derivative instruments not designated as a qualifying hedge accounting relationship recognized by the Fund for the years ended December 31, 2024 and 2023 are in the following locations in the consolidated statement of operations:

		For the Years Ended December 31,
Derivative Instrument	Statement Location	2024	2023
Foreign currency forward contract	Net realized gains (losses) on foreign currency transactions	$358	$—
Foreign currency forward contract	Net unrealized gains (losses) on foreign currency transactions	$9,745	$(598)
Interest Rate Swaps
In connection with the Unsecured Notes, the Fund has entered into interest rate swaps to more closely align the interest rates of such liabilities with the Fund’s investment portfolio, which consists primarily of floating rate loans. Under the interest rate swaps, the Fund receives a fixed interest rate and pays a floating interest rate of one-month SOFR plus an applicable spread, as disclosed below. The Fund designated these interest rate swaps and the Unsecured Notes as qualifying fair value hedge accounting relationships. As of December 31, 2024, the counterparty to all of the Fund’s interest rate swaps was Wells Fargo Bank, N.A. Certain information related to the Fund’s interest rate swaps as of December 31, 2024 is presented below.
Description	Hedged Item	Fund Receives	Fund Pays	Maturity Date	Notional Amount
Interest rate swap	March 2028 Notes	5.700%	SOFR +1.649%	March 15, 2028	$1,000,000
Interest rate swap	August 2029 Notes	6.350%	SOFR +2.208%	August 15, 2029	$700,000
Interest rate swap	February 2030 Notes	5.600%	SOFR +2.302%	February 15, 2030	$750,000
See Note 5 for more information on the Unsecured Notes. See Note 13 for a subsequent event relating to an additional interest rate swap in connection with an additional issuance of unsecured notes.
As a result of the Fund’s designation of the interest rate swaps as hedging instruments in qualifying fair value hedge accounting relationships, the Fund is required to fair value the hedging instruments and the related hedged items, with the changes in the fair value of each being recorded in interest expense. The net loss related to the fair value hedges was approximately $278 for the year ended December 31, 2024, which is included in “interest and credit facility fees” in the Fund’s consolidated statement of operations. The balance sheet impact of fair valuing the interest rate swaps as of December 31, 2024 is presented below:
	As of December 31, 2024
Derivative Instrument	Notional Amount	Maturity Date	Gross Amount of Recognized Assets	Gross Amount of Recognized Liabilities	Balance Sheet Location of Net Amounts
Interest rate swap(1)	$1,000,000	March 15, 2028	$—	$(1,505)	Accounts payable and other liabilities
Interest rate swap(2)	$700,000	August 15, 2029	926	—	Other assets
Interest rate swap(3)	$750,000	February 15, 2030	—	(28,019)	Accounts payable and other liabilities
Total			$926	$(29,524)

(1)
The liability related to the fair value of the interest rate swaps was offset by a $1,532 decrease to the carrying value of the March 2028 Notes.

(2)
The asset related to the fair value of the interest rate swap was offset by a $960 increase to the carrying value of the August 2029 Notes.

(3)
The liability related to the fair value of the interest rate swaps was offset by a $27,748 decrease to the carrying value of the February 2030 Notes.

7.   COMMITMENTS AND CONTINGENCIES
Investment Commitments
The Fund’s investment portfolio may contain debt investments which are in the form of revolving and delayed draw loan commitments, which require the Fund to provide funding when requested by portfolio companies in accordance with underlying loan agreements. As of December 31, 2024 and 2023, the Fund had the following commitments to fund various revolving and delayed draw term loans:
	As of December 31,
	2024	2023
Total revolving loan commitments	$643,525	$59,388
Less: funded commitments	(112,499)	(3,020)
Total net unfunded revolving loan commitments	531,026	56,368
Total delayed draw term loan commitments	1,025,608	278,442
Less: unavailable commitments due to borrowing base or other covenant restrictions	(603)	—
Total net unfunded delayed draw term loan commitments	1,025,005	278,442
Total net unfunded revolving and delayed draw term loan commitments	$1,556,031	$334,810
The Fund’s commitment to fund delayed draw loans is generally triggered upon the satisfaction of certain pre-negotiated terms and conditions. Generally, the most significant and uncertain term requires the borrower to satisfy a specific use of proceeds covenant. The use of proceeds covenant typically requires the borrower to use the additional loans for the specific purpose of a permitted acquisition or permitted investment, for example. In addition to the use of proceeds covenant, the borrower is generally required to satisfy additional negotiated covenants (including specified leverage levels).
In addition, as of December 31, 2024 and 2023, the Fund was party to subscription agreements to fund equity investment commitments as follows:
	As of December 31,
	2024	2023
Total equity commitments	$24,220	$51
Less: funded commitments	(3,407)	—
Total net unfunded equity commitments	$20,813	$51
8.   FAIR VALUE OF FINANCIAL INSTRUMENTS
The Fund follows ASC 825-10, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASC 825-10”), which provides funds the option to report selected financial assets and liabilities at fair value. ASC 825-10 also establishes presentation and disclosure requirements designed to facilitate comparisons between funds that choose different measurement attributes for similar types of assets and liabilities and to more easily understand the effect of the fund’s choice to use fair value on its earnings. ASC 825-10 also requires entities to display the fair value of the selected assets and liabilities on the face of the balance sheet. The Fund has not elected the ASC 825-10 option to report selected financial assets and liabilities at fair value. With the exception of the line items entitled “other assets” and “debt,” which are reported at amortized cost, the carrying value of all other assets and liabilities approximate fair value.
The Fund also follows ASC 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), which among other matters, requires enhanced disclosures about investments that are measured and reported at fair value. ASC 820-10 defines fair value, establishes a framework for measuring fair value in accordance with GAAP and expands disclosure of fair value measurements. ASC 820-10 determines fair value to be the price that would be received for an investment in a current sale, which assumes an orderly transaction between market participants on the measurement date. ASC 820-10 requires the Fund to assume that the portfolio investment is sold in its principal market to market participants or, in the absence of a principal market, the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. In accordance with ASC 820-10, the Fund has considered its principal market as the market in which the Fund exits its portfolio investments with the greatest volume and level of activity. ASC 820-10 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. In accordance with ASC 820-10, these inputs are summarized in the three broad levels listed below:
•
Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access.

•
Level 2 — Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•
Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

In addition to using the above inputs in investment valuations, the Valuation Designee continues to employ its net asset valuation policy and procedures that have been reviewed by the Fund’s board of trustees in connection with their designation of the Fund’s investment adviser as the valuation designee that are consistent with the provisions of Rule 2a-5 under the Investment Company Act and ASC 820-10 (see Note 2 for more information). Consistent with its valuation policy and procedures, the Valuation Designee will evaluate the source of inputs, including any markets in which the Fund’s investments are trading (or any markets in which securities with similar attributes are trading), in determining fair value. Where there may not be a readily available market value for some of the investments in the Fund’s portfolio, the fair value of a portion of the Fund’s investments may be determined using unobservable inputs.
The Fund’s portfolio investments classified as Level 3 are typically valued using two different valuation techniques. The first valuation technique is an analysis of the enterprise value (“EV”) of the portfolio company. EV means the entire value of the portfolio company to a market participant, including the sum of the values of debt and equity securities used to capitalize the enterprise at a point in time. The primary method for determining EV uses a multiple analysis whereby appropriate multiples are applied to the portfolio company’s EBITDA. EBITDA multiples are typically determined based upon review of market comparable transactions and publicly traded comparable companies, if any. The Valuation Designee may also employ other valuation multiples to determine EV, such as revenues or, in the case of certain portfolio companies in the power generation industry, kilowatt capacity. The second method for determining EV uses a discounted cash flow analysis whereby future expected cash flows of the portfolio company are discounted to determine a present value using estimated discount rates (typically a weighted average cost of capital based on costs of debt and equity consistent with current market conditions). The EV analysis is performed to determine the value of equity investments, the value of debt investments in portfolio companies where the Fund has control or could gain control through an option or warrant security, and to determine if there is credit impairment for debt investments. If debt investments are credit impaired, an EV analysis may be used to value such debt investments; however, in addition to the methods outlined above, other methods such as a liquidation or wind-down analysis may be utilized to estimate EV. The second valuation technique is a yield analysis, which is typically performed for non-credit impaired debt investments in portfolio companies where the Fund does not own a controlling equity position. To determine fair value using a yield analysis, a current price is imputed for the investment based upon an assessment of the expected market yield for a similarly structured investment with a similar level of risk. In the yield analysis, the Valuation Designee considers the current contractual interest rate, the maturity and other terms of the investment relative to risk of the Fund and the specific investment. A key determinant of risk, among other things, is the leverage through the investment relative to the EV of the portfolio company. As debt investments held by the Fund are substantially illiquid with no active transaction market, the Valuation Designee depends on primary market data, including newly funded transactions, as well as secondary market data with respect to high yield debt instruments and syndicated loans, as inputs in determining the appropriate market yield, as applicable.

The following table presents fair value measurements of cash and cash equivalents, restricted cash, investments, unfunded revolving and delayed draw loan commitments and derivatives as of December 31, 2024:
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$165,777	$—	$—	$165,777
Restricted cash	$4,650	$—	$—	$4,650
First lien senior secured loans	$—	$5,481,780	$4,648,527	$10,130,307
Second lien senior secured loans	—	128,558	29,942	158,500
Senior subordinated loans	—	—	213,500	213,500
Corporate bonds	—	—	65,312	65,312
Collateralized loan obligations	—	—	370,985	370,985
Commercial mortgage-backed securities	—	—	29,161	29,161
Private asset-backed investments	—	—	208,357	208,357
Preferred equity	—	—	122,570	122,570
Other equity	—	—	247,144	247,144
Investments not measured at net asset value	$—	$5,610,338	$5,935,498	$11,545,836
Investments measured at net asset value(1)				3,313
Total investments				$11,549,149
Unfunded revolving and delayed draw loan commitments(2)	$—	$—	$(5,572)	$(5,572)
Derivatives:
Foreign currency forward contracts	$—	$8,506	$—	$8,506
Interest rate swaps	$—	$(28,598)	$—	$(28,598)

(1)
Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated statement of assets and liabilities.

(2)
The fair value of unfunded revolving and delayed draw loan commitments is included in “accounts payable and other liabilities” in the accompanying consolidated statement of assets and liabilities.

The following table presents fair value measurements of cash and cash equivalents, investments, unfunded revolving and delayed draw loan commitments and derivatives as of December 31, 2023:
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$57,972	$—	$—	$57,972
First lien senior secured loans	$—	$1,533,600	$852,371	$2,385,971
Second lien senior secured loans	—	33,236	10,535	43,771
Senior subordinated loans	—	8,379	38,587	46,966
Corporate bonds	—	—	10,507	10,507
Collateralized loan obligations	—	—	22,681	22,681
Commercial mortgage-backed securities	—	—	5,010	5,010
Private asset-backed investments	—	—	11,901	11,901
Preferred equity	—	—	41,033	41,033
Other equity	—	—	9,718	9,718
Total investments	$—	$1,575,215	$1,002,343	$2,577,558

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total
Unfunded revolving and delayed draw loan commitments(1)	$—	$—	$(4,008)	$(4,008)
Derivatives – Foreign currency forward contracts	$—	$—	$—	$—

(1)
The fair value of unfunded revolving and delayed draw loan commitments is included in “accounts payable and other liabilities” in the accompanying consolidated statement of assets and liabilities.

The following tables summarize the significant unobservable inputs the Valuation Designee used to value the majority of the Fund’s investments categorized within Level 3 as of December 31, 2024 and 2023. The tables are not intended to be all-inclusive, but instead to capture the significant unobservable inputs relevant to the determination of fair values.
	As of December 31, 2024
			Unobservable Input
Asset Category	Fair Value	Primary Valuation Techniques	Input	Estimated Range	Weighted Average(1)
First lien senior secured loans	$4,384,607	Yield analysis	Market yield	6.3% – 15.8%	10.0%
	263,920	Broker quotes	N/A	N/A	N/A
Second lien senior secured loans	29,942	Yield analysis	Market yield	9.6% – 16.0%	11.3%
Senior subordinated loans	213,500	Yield analysis	Market yield	8.4% – 18.3%	11.3%
Corporate bonds	40,286	Broker quotes	N/A	N/A	N/A
	25,026	Transaction cost	N/A	N/A	N/A
Collateralized loan obligations	344,155	Broker quotes	N/A	N/A	N/A
	26,830	Transaction cost	N/A	N/A	N/A
Commercial mortgage-backed securities	29,161	Broker quotes	N/A	N/A	N/A
Private asset-backed investments	99,799	Yield analysis	Market yield	2.6% – 13.8%	8.8%
	74,643	Transaction cost	N/A	N/A	N/A
	29,782	Broker quotes	N/A	N/A	N/A
	4,133	Income (other)	Constant default rate	0.0% – 10.3%	4.0%
Preferred equity	67,424	Yield analysis	Market yield	9.8% – 15.0%	12.5%
	55,146	EV market multiple analysis	EBITDA multiple	3.4x – 23.0x	18.1x
Other equity	247,144	EV market multiple analysis	EBITDA multiple	8.0x – 34.6x	12.7x
Total investments	$5,935,498

(1)
Unobservable inputs were weighted by the relative fair value of the investments.

	As of December 31, 2023
			Unobservable Input
Asset Category	Fair Value	Primary Valuation Techniques	Input	Estimated Range	Weighted Average(1)
First lien senior secured loans	$801,531	Yield analysis	Market yield	9.6% – 21.4%	12.3%
	50,840	Broker quotes	N/A	N/A	N/A
Second lien senior secured loans	10,535	Yield analysis	Market yield	11.8%	11.8%
Senior subordinated loans	38,587	Yield analysis	Market yield	13.9% – 19.2%	17.3%
Corporate bonds	10,507	Broker quotes	N/A	N/A	N/A
Collateralized loan obligations	22,681	Broker quotes	N/A	N/A	N/A
Commercial mortgage-backed securities	5,010	Broker quotes	N/A	N/A	N/A
Private asset-backed investments	11,901	Yield analysis	Market yield	10.7% – 16.2%	13.1%
Preferred equity	41,033	EV market multiple analysis	EBITDA multiple	9.5x – 32.5x	21.7x
Other equity	9,718	EV market multiple analysis	EBITDA multiple	7.0x – 23.4x	15.5x
Total investments	$1,002,343

(1)
Unobservable inputs were weighted by the relative fair value of the investments.

Changes in market yields, discount rates or EBITDA multiples, each in isolation, may change the fair value of certain of the Fund’s investments. Generally, an increase in market yields or discount rates or decrease in EBITDA multiples may result in a decrease in the fair value of certain of the Fund’s investments.
Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Fund’s investments may fluctuate from period to period. Additionally, the fair value of the Fund’s investments may differ significantly from the values that would have been used had a ready market existed for such investments and may differ materially from the values that the Fund may ultimately realize. Further, such investments are generally subject to legal and other restrictions on resale or otherwise are less liquid than publicly traded securities. If the Fund was required to liquidate a portfolio investment in a forced or liquidation sale, it could realize significantly less than the value at which the Fund has recorded it.
In addition, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the unrealized gains or losses reflected in the valuations currently assigned.
The following table presents changes in investments that use Level 3 inputs as of and for the year ended December 31, 2024:
As of and For the Year Ended December 31, 2024
Balance as of December 31, 2023	$1,002,343
Net realized gains	4,037
Net unrealized gains	51,957
Purchases	5,368,849
Sales	(159,181)

As of and For the Year Ended December 31, 2024
Repayments	(207,091)
PIK interest and dividends	24,834
Net accretion of discount on investments	10,729
Net transfers in and/or out of Level 3	(160,979)
Balance as of December 31, 2024	$5,935,498

Investments were transferred into and out of Level 3 during the year ended December 31, 2024. Transfers into and out of Level 3 were generally as a result of changes in the observability of significant inputs or available market data for certain portfolio companies.
As of December 31, 2024, the net unrealized appreciation on the investments that use Level 3 inputs was $61,136.
For the year ended December 31, 2024, the total amount of gains (losses) included in earnings attributable to the change in unrealized gains (losses) relating to the Fund’s Level 3 assets still held as of December 31, 2024, and reported within the net unrealized gains (losses) on investments and foreign currency transactions in the Fund’s consolidated statement of operations, was $52,042.
The following table presents changes in investments that use Level 3 inputs as of and for the year ended December 31, 2023:
As of and For the Year Ended December 31, 2023
Balance as of December 31, 2022	$18,744
Net realized gains	1,530
Net unrealized gains	12,321
Purchases	1,120,818
Sales	(49,553)
Repayments	(53,267)
PIK interest and dividends	1,551
Net accretion of discount on investments	2,072
Net transfers in and/or out of Level 3	(51,873)
Balance as of December 31, 2023	$1,002,343
Investments were transferred into and out of Level 3 during the year ended December 31, 2023. Transfers into and out of Level 3 were generally as a result of changes in the observability of significant inputs or available market data for certain portfolio companies.
As of December 31, 2023, the net unrealized appreciation on the investments that use Level 3 inputs was $8,964.
For the year ended December 31, 2023, the total amount of gains (losses) included in earnings attributable to the change in unrealized gains (losses) relating to the Fund’s Level 3 assets still held as of December 31, 2023, and reported within the net unrealized gains (losses) on investments and foreign currency transactions in the Fund’s consolidated statement of operations was $8,969.
The following are the carrying and fair values of the Fund’s debt obligations as of December 31, 2024 and 2023.

	As of December 31,
	2024			2023
	Carrying Value(1)	Fair Value(6)	Carrying Value(1)	Fair Value(6)
Revolving Credit Facility	$489,453	$489,453	$460,325	$460,325
SG Funding Facility	861,811	861,811	250,000	250,000
SB Funding Facility	75,000	75,000	—	—
BNP Funding Facility	250,000	250,000	—	—
January 2037 CLO Notes (principal amount outstanding of $476,000 and $0, respectively)(2)	473,120 (3)	473,120	—	—
March 2028 Notes (principal amount outstanding of $1,000,000 and $0, respectively)	984,492(3)(4)	1,000,510	—	—
August 2029 Notes (principal amount outstanding of $700,000 and $0, respectively)	687,445(3)(4)	712,824	—	—
February 2030 Notes (principal amount outstanding of $750,000 and $0, respectively)	705,863 (3)(4)	740,565	—	—
Total	$4,527,184(5)	$4,603,283	$710,325(5)	$710,325

(1)
The Revolving Credit Facility, the SG Funding Facility, the SB Funding Facility and the BNP Funding Facility carrying values are the same as the principal amounts outstanding.

(2)
Excludes the January 2037 CLO Subordinated Notes, which were retained by the Fund and, as such, eliminated in consolidation. See Note 5 for more information on the ADL CLO 3 Debt Securitization.

(3)
Represents the aggregate principal amount outstanding, less unamortized debt issuance costs and the unaccreted discount recorded upon issuance.

(4)
The carrying value of the Unsecured Notes as of December 31, 2024 includes adjustments as a result of effective hedge accounting relationships. See Notes 5 and 6 for more information.

(5)
Total principal amount of debt outstanding totaled $4,602,317 and $710,349 as of December 31, 2024 and 2023, respectively.

(6)
The fair value of the debt obligations would be categorized as Level 2 under ASC 820-10.

9.   NET ASSETS
The Fund has the authority to issue an unlimited number of Common Shares of beneficial interest at $0.01 par value per share.
On October 6, 2022, an affiliate of the Fund’s investment adviser, as its sole initial shareholder, purchased 1 shares of the Fund’s Class I shares.
Pursuant to subscription agreements providing for the commitment to purchase an aggregate of up to $847,098 of the Fund’s Class I shares entered into between the Fund and several investors between November 2022 and ending on January 30, 2023, the Fund called an aggregate of $847,098 from October 6, 2022 through July 31, 2023, and in exchange therefore, the Fund issued approximately 32,402 Class I shares to 61 shareholders, including the investment from the Fund’s sole initial shareholder. From October 6, 2022 through December 31, 2022, the Fund called an aggregate of $148,173, and in exchange therefore, the Fund issued approximately 5,927 Class I shares. Of the $847,098 of commitments called, $698,925 were called during the year ended December 31, 2023 in exchange for approximately 26,476 Class I shares.
On August 1, 2023, the Fund held the first closing in the Offering, pursuant to its registration statement on Form N-2 (File No. 333-264145) declared effective by the SEC on April 24, 2023, as amended and supplemented. The Fund publicly offers on a continuous basis up to $7.5 billion of its Common Shares, pursuant to the Offering. The purchase price per share for each class of Common Shares equals the Fund’s NAV per share, as of the day preceding the effective date of the monthly share purchase. Ares Wealth Management Solutions, LLC, the Fund’s intermediary manager, will use its best efforts to sell Common

Shares, but is not obligated to purchase or sell any specific amount of Common Shares in the Offering. The Fund also engages in offerings of its unregistered Common Shares to non-U.S. investors pursuant to Regulation S of the Securities Act.
The following tables summarize transactions in Common Shares during the years ended December 31, 2024 and 2023, respectively:
	For the Year Ended December 31, 2024
	Shares	Amount
Class I
Subscriptions(1)	120,061	$3,288,851
Share transfers between classes	34	945
Distributions reinvested	2,510	68,786
Repurchased shares, net of early repurchase deduction	(2,127)	(58,324)
Net increase	120,478	$3,300,258
Class S
Subscriptions(1)	18,459	$504,882
Share transfers between classes	(120)	(3,298)
Distributions reinvested	376	10,308
Repurchased shares, net of early repurchase deduction	(194)	(5,298)
Net increase	18,521	$506,594
Class D
Subscriptions(1)	9,766	$267,907
Share transfers between classes	86	2,353
Distributions reinvested	115	3,164
Net increase	9,967	$273,424
Total net increase	148,966	$4,080,276
	For the Year Ended December 31, 2023
	Shares	Amount
Class I
Subscriptions	45,712	$1,218,909
Distributions reinvested	307	8,289
Repurchased shares, net of early repurchase deduction	(3)	(78)
Net increase	46,016	$1,227,120
Class S
Subscriptions	10,959	$296,150
Distributions reinvested	13	341
Net increase	10,972	$296,491
Class D
Subscriptions	1,798	$48,588
Distributions reinvested	8	222
Net increase	1,806	$48,810
Total net increase	58,794	$1,572,421

(1)
See Note 13 for subsequent events related to subscription activities.

Net Asset Value Per Share and Offering Price
The Fund determines NAV for each class of shares as of the last day of each calendar month. Share issuances related to monthly subscriptions are effective the first calendar day of each month. The NAV per share for each class of shares is determined by dividing the value of total assets attributable to the class minus liabilities attributable to the share class by the total number of each share class of Common Shares outstanding at the date as of which the determination is made. The following tables summarize each month-end NAV per share for Class I shares, Class S shares and Class D shares during the years ended December 31, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022:
	NAV Per Share
	Class I	Class S	Class D
January 31, 2024	$27.17	$27.17	$27.17
February 29, 2024	$27.19	$27.19	$27.19
March 31, 2024	$27.30	$27.30	$27.30
April 30, 2024	$27.29	$27.29	$27.29
May 31, 2024	$27.39	$27.39	$27.39
June 30, 2024	$27.45	$27.45	$27.45
July 31, 2024	$27.44	$27.44	$27.44
August 31, 2024	$27.41	$27.41	$27.41
September 30, 2024	$27.45	$27.45	$27.45
October 31, 2024	$27.49	$27.49	$27.49
November 30, 2024	$27.58	$27.58	$27.58
December 31, 2024	$27.61	$27.61	$27.61
	NAV Per Share
	Class I	Class S	Class D
January 31, 2023	$25.40	$25.40	$25.40
February 28, 2023	$25.58	$25.58	$25.58
March 31, 2023	$25.71	$25.71	$25.71
April 30, 2023	$26.12	$26.12	$26.12
May 31, 2023	$26.08	$26.08	$26.08
June 30, 2023	$26.75	$26.75	$26.75
July 31, 2023	$27.01	$27.01	$27.01
August 31, 2023	$27.08	$27.08	$27.08
September 30, 2023	$27.07	$27.07	$27.07
October 31, 2023	$26.92	$26.92	$26.92
November 30, 2023	$27.03	$27.03	$27.03
December 31, 2023	$27.22	$27.22	$27.22
	NAV Per Share
	Class I	Class S	Class D
December 31, 2022	$24.99	$24.99	$24.99

The date of the first sale of Class S shares and Class D shares was August 1, 2023.
Distributions
The Fund’s board of trustees expects to declare monthly regular distributions for each class of its Common Shares. The following tables present the monthly regular distributions that were declared and payable during the years ended December 31, 2024 and 2023:
			Class I
Declaration Date	Record Date	Payment Date	Net Distribution Per Share	Distribution Amount
January 23, 2024	January 31, 2024	February 22, 2024	$0.21430	$12,120
January 23, 2024	February 29, 2024	March 25, 2024	0.21430	13,234
January 23, 2024	March 29, 2024	April 24, 2024	0.21430	14,439
March 14, 2024	April 30, 2024	May 23, 2024	0.21430	17,945
March 14, 2024	May 31, 2024	June 25, 2024	0.21430	19,924
March 14, 2024	June 28, 2024	July 24, 2024	0.21430	22,239
May 10, 2024	July 31, 2024	August 23, 2024	0.21430	24,786
May 10, 2024	August 30, 2024	September 23, 2024	0.21430	26,807
May 10, 2024	September 30, 2024	October 23, 2024	0.21430	28,955
August 13, 2024	October 31, 2024	November 22, 2024	0.21430	31,339
August 13, 2024	November 29, 2024	December 26, 2024	0.21430	34,663
August 13, 2024	December 31, 2024	January 23, 2025	0.21430	36,950
			$2.57160	$283,401
			Class I
Declaration Date	Record Date	Payment Date	Net Distribution Per Share	Distribution Amount
June 30, 2023	August 31, 2023	September 25, 2023	$0.19925	$7,195
August 10, 2023	September 29, 2023	October 25, 2023	0.19925	8,027
August 10, 2023	October 31, 2023	November 27, 2023	0.19925	8,949
November 13, 2023	November 30, 2023	December 26, 2023	0.21430	10,153
November 13, 2023	December 29, 2023	January 25, 2024	0.21430	11,131
			$1.02635	$45,455
			Class S
Declaration Date	Record Date	Payment Date	Net Distribution Per Share	Distribution Amount
January 23, 2024	January 31, 2024	February 22, 2024	$0.19470	$2,417
January 23, 2024	February 29, 2024	March 25, 2024	0.19600	2,778
January 23, 2024	March 29, 2024	April 24, 2024	0.19472	3,181
March 14, 2024	April 30, 2024	May 23, 2024	0.19528	3,554
March 14, 2024	May 31, 2024	June 25, 2024	0.19465	3,888
March 14, 2024	June 28, 2024	July 24, 2024	0.19522	4,280
May 10, 2024	July 31, 2024	August 23, 2024	0.19454	4,462
May 10, 2024	August 30, 2024	September 23, 2024	0.19454	4,694
May 10, 2024	September 30, 2024	October 23, 2024	0.19520	4,929
August 13, 2024	October 31, 2024	November 22, 2024	0.19454	5,116
August 13, 2024	November 29, 2024	December 26, 2024	0.19515	5,416
August 13, 2024	December 31, 2024	January 23, 2025	0.19444	5,735
			$2.33898	$50,450

			Class S
Declaration Date	Record Date	Payment Date	Net Distribution Per Share	Distribution Amount
June 30, 2023	August 31, 2023	September 25, 2023	$0.17975	$430
August 10, 2023	September 29, 2023	October 25, 2023	0.18033	917
August 10, 2023	October 31, 2023	November 27, 2023	0.17971	1,214
November 13, 2023	November 30, 2023	December 26, 2023	0.19549	1,747
November 13, 2023	December 29, 2023	January 25, 2024	0.19479	2,137
			$0.93007	$6,445
			Class D
Declaration Date	Record Date	Payment Date	Net Distribution Per Share	Distribution Amount
January 23, 2024	January 31, 2024	February 22, 2024	$0.20854	$471
January 23, 2024	February 29, 2024	March 25, 2024	0.20892	498
January 23, 2024	March 29, 2024	April 24, 2024	0.20854	529
March 14, 2024	April 30, 2024	May 23, 2024	0.20871	578
March 14, 2024	May 31, 2024	June 25, 2024	0.20852	606
March 14, 2024	June 28, 2024	July 24, 2024	0.20869	644
May 10, 2024	July 31, 2024	August 23, 2024	0.20849	728
May 10, 2024	August 30, 2024	September 23, 2024	0.20849	1,025
May 10, 2024	September 30, 2024	October 23, 2024	0.20868	1,585
August 13, 2024	October 31, 2024	November 22, 2024	0.20849	1,880
August 13, 2024	November 29, 2024	December 26, 2024	0.20867	2,239
August 13, 2024	December 31, 2024	January 23, 2025	0.20846	2,454
			$2.50320	$13,237
			Class D
Declaration Date	Record Date	Payment Date	Net Distribution Per Share	Distribution Amount
June 30, 2023	August 31, 2023	September 25, 2023	$0.19351	$134
August 10, 2023	September 29, 2023	October 25, 2023	0.19369	228
August 10, 2023	October 31, 2023	November 27, 2023	0.19350	235
November 13, 2023	November 30, 2023	December 26, 2023	0.20877	292
November 13, 2023	December 29, 2023	January 25, 2024	0.20856	377
			$0.99803	$1,266
The net distributions received by shareholders of Class S shares and Class D shares include the effect of the shareholder servicing and/or distribution fees applicable to such class of shares. Class I shares have no shareholder servicing and/or distribution fees.
See Note 13 for subsequent events relating to regular distributions declared by the Fund’s board of trustees.
Distribution Reinvestment Plan
The Fund has adopted a distribution reinvestment plan, pursuant to which the Fund will not reinvest cash distributions declared by the board of trustees on behalf of the Fund’s shareholders unless such shareholders elect for their shares to be automatically reinvested. As a result, if the board of trustees authorizes, and the Fund declares, a cash distribution, then the Fund’s shareholders who have opted into the

Fund’s distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares, rather than receiving the cash distribution. Distributions on fractional shares will be credited to each participating shareholder’s account. The purchase price for shares issued under the Fund’s distribution reinvestment plan will be equal to the most recent available NAV per share for such shares at the time the distribution is payable.
Share Repurchase Program
The Fund has commenced a share repurchase program, pursuant to which the Fund intends to offer to repurchase, at the discretion of the Fund’s board of trustees, up to 5% of its Common Shares outstanding (either by number of shares or aggregate NAV) in each quarter. The Fund’s board of trustees may amend, suspend or terminate the share repurchase program if it deems such action to be in its best interest and the best interest of its common shareholders. As a result, share repurchases may not be available each quarter, or at all. The Fund conducts any such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, and the Investment Company Act, with the terms of such tender offer published in a tender offer statement to be sent to all shareholders and filed with the SEC on Schedule TO. All of the Fund’s common shareholders will be given at least 20 full business days to elect to participate in such share repurchases. All shares purchased by the Fund, pursuant to the terms of each tender offer, will be retired and thereafter will be authorized and unissued shares.
Under the Fund’s share repurchase program, to the extent the Fund offers to repurchase shares in any particular quarter, the Fund expects to repurchase shares pursuant to tender offers using a purchase price equal to the NAV per share as of the last calendar day of the applicable month designated by the Fund’s board of trustees, except that the Fund deducts 2.00% from such NAV for shares that have not been outstanding for at least one year (the “Early Repurchase Deduction”).
The plan adopted by the Fund pursuant to Rule 18f-3 under the Investment Company Act so that the Fund may issue multiple classes of Common Shares (the “Multiple Class Plan”) provides that the Early Repurchase Deduction holding period ends on the one-year anniversary of the subscription closing date and the Early Repurchase Deduction will not apply to shares acquired through the Fund’s distribution reinvestment plan. The Early Repurchase Deduction may be waived in the case of repurchase requests: (i) arising from the death or qualified disability of the holder; (ii) submitted by discretionary model portfolio management programs (and similar arrangements); (iii) from feeder funds (or similar vehicles) primarily created to hold the Fund’s Common Shares, which are offered to non-U.S. persons, where such funds seek to avoid imposing such a deduction because of administrative or systems limitations; and (iv) in the event that a shareholder’s Common Shares are repurchased because the shareholder has failed to maintain a minimum account balance. Prior to May 8, 2024, the Fund could only waive the Early Repurchase Deduction in the case of repurchase requests arising from the death or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.
During the year ended December 31, 2024, pursuant to tender offers, the Fund repurchased approximately 2,127 Class I shares and 194 Class S shares for a total value of $58,324 and $5,298, respectively, which is net of the Early Repurchase Deduction. No Class D shares were repurchased during the year ended December 31, 2024. During the year ended December 31, 2023, pursuant to tender offers, the Fund repurchased approximately 3 Class I shares for a total value of $78. No Class S shares and Class D shares were repurchased during the year ended December 31, 2023. The following tables present the share repurchases completed during the years ended December 31, 2024 and 2023:
Repurchase Pricing Date	Total Number of Shares Repurchased	Percentage of Outstanding Shares Repurchased(1)	Repurchase Request Deadline	Purchase Price Per Share(2)	Amount Repurchased (All Classes)(2)	Maximum number of shares that may yet be purchased under the repurchase program(3)
February 29, 2024	387	0.54%	March 20, 2024	$27.19	$10,376	—
May 31, 2024	5	0.01%	June 20, 2024	$27.39	$132	—
August 31, 2024	134	0.09%	September 20, 2024	$27.41	$3,623	—
November 30, 2024	1,795	0.90%	December 20, 2024	$27.58	$49,491	—

Repurchase Pricing Date	Total Number of Shares Repurchased	Percentage of Outstanding Shares Repurchased(1)	Repurchase Request Deadline	Purchase Price Per Share(2)	Amount Repurchased (All Classes)(2)	Maximum number of shares that may yet be purchased under the repurchase program(3)
November 30, 2023	3	0.01%	December 20, 2023	$27.03	$78	—

(1)
Percentage is based on total shares outstanding as of the close of business on the last calendar day of the month preceding the applicable repurchase pricing date.

(2)
Amounts shown net of the Early Repurchase Deduction.

(3)
All repurchase requests were satisfied in full.

10.   INCOME AND EXCISE TAXES
For U.S. federal income tax purposes, amounts distributed to the Fund’s shareholders as distributions are reported as ordinary income, capital gains, or a combination thereof. Distributions paid to shareholders for the years ended December 31, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022 were taxable as follows:
	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the period from December 5, 2022 (commencement of operations) to December 31, 2022
Ordinary income	$347,088	$53,166	$—
Capital gains	—	—	—
Total(1)	$347,088	$53,166	$—

(1)
For the years ended December 31, 2024 and 2023, the percentage of total distributions paid that constituted interest-related distributions was 92.4% and 100%.

The following reconciles the net increase (decrease) in net assets resulting from operations to taxable income for the years ended December 31, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022:
	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the period from December 5, 2022 (commencement of operations) to December 31, 2022
	(Estimated)(1)
Net increase (decrease) in net assets resulting from operations	$406,116	$94,039	$(74)
Adjustments:
Net unrealized losses (gains) on investments and foreign currency transactions	(54,072)	(20,526)	310
Income not currently taxable(2)	(4,749)	(277)	—
Income for tax but not book	809	—	—
Expenses not currently deductible	10,739	3,868	—
Taxable income	$358,843	$77,104	$236

(1)
The calculation of estimated 2024 U.S. federal taxable income is based on certain estimated amounts, including information received from third parties and, as a result, actual 2024 U.S. federal taxable income will not be finally determined until the Fund’s 2024 U.S. federal tax return is filed in 2025 (and, therefore, such estimate is subject to change).
(2)
Includes a reduction for dividend income from preferred equity that is not taxable until collected totaling $4,134 and $277, respectively, for the years ended December 31, 2024 and 2023. There was no reduction for dividend income from preferred equity that is not taxable until collected for the period from December 5, 2022 (commencement of operations) to December 31, 2022.

Taxable income generally differs from net increase in net assets resulting from operations for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized gains or losses, as unrealized gains or losses are generally not included in taxable income until they are realized.
For the year ended December 31, 2024, the Fund estimated U.S. federal taxable income exceeded its distributions made from such taxable income during the year; consequently, the Fund has elected to carry forward the excess for distributions to shareholders in 2025. The amount carried forward to 2025 is estimated to be approximately $35,930, of which $33,662 is ordinary income and $2,268 is long term capital gains, although these amounts will not be finalized until the 2024 tax returns are filed in 2025. For the year ended December 31, 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022, the Fund had taxable income in excess of the distributions made from such taxable income during the year, and therefore, the Fund elected to carry forward the excess for distribution to shareholders in 2024 and 2023, respectively. The amount carried forward to 2024 and 2023 were $24,164 and $236, respectively. To the extent that the Fund determines that its estimated current year annual taxable income will exceed its estimated current year distributions from such taxable income, the Fund accrues excise tax on estimated excess taxable income. For the years ended December 31, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022, a net expense of $787, $944 and $9, respectively, was recorded for U.S. federal excise tax.
The Fund may adjust the classification of net assets as a result of permanent book-to-tax differences, which may include merger-related items, differences in the book and tax basis of certain assets and liabilities, and nondeductible federal taxes (including excise taxes), among other items. These adjustments are reclassifications among the individual components of net assets and have no effect on total net assets. For the years ended December 31, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022, permanent differences were as follows:
	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023	For the period from December 5, 2022 (commencement of operations) to December 31, 2022
Accumulated undistributed earnings	$—	$762	$—
Paid in capital	$—	$(762)	$—
As of December 31, 2024 and 2023, the estimated cost basis of investments for U.S. federal tax purposes and the estimated gross unrealized appreciation and depreciation are as follows:
	As of December 31,
	2024	2023
Gross unrealized appreciation	$194,093	$24,276
Gross unrealized depreciation	(126,983)	(3,502)
Net unrealized appreciation (depreciation)	$67,110	$20,774
Estimated cost basis of investments	$11,485,299	$2,556,784
Certain of the Fund’s consolidated subsidiaries are subject to U.S. federal and state income taxes. For the years ended December 31, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022, the Fund did not record a tax expense for these subsidiaries.

11.   FINANCIAL HIGHLIGHTS AND SENIOR SECURITIES
The following is a schedule of financial highlights as of and for the years ended December 31, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022:
	As of and For the Year Ended December 31, 2024
	Class I	Class S	Class D
Per Share Data:
Net asset value at beginning of period	$27.22	$27.22	$27.22
Net investment income for period(1)	2.40	2.17	2.33
Net realized and unrealized gains for period(1)	0.56	0.56	0.56
Net increase in net assets resulting from operations	2.96	2.73	2.89
Distributions from net investment income	(2.57)	(2.34)	(2.50)
Total increase in net assets	0.39	0.39	0.39
Net asset value at end of period	$27.61	$27.61	$27.61
Total return based on net asset value(2)	10.64%	9.85%	10.41%
Shares outstanding at end of period	172,421	29,493	11,773
Ratio/Supplemental Data:
Net assets at end of period	$4,761,183	$814,414	$325,099
Ratio of operating expenses (excluding expense support) to average net assets(3)(4)	6.95%	7.76%	7.41%
Ratio of operating expenses (including expense support) to average net assets(3)	5.97%	6.77%	6.44%
Ratio of net investment income to average net assets(3)(5)	8.80%	7.95%	8.54%
Portfolio turnover rate(3)	47%	47%	47%
	As of and For the Year Ended December 31, 2023
	Class I	Class S(6)	Class D(6)
Per Share Data:
Net asset value, beginning of period	$24.99	$27.01	$27.01
Net investment income for period(1)	2.41	0.84	0.90
Net realized and unrealized gains for period(1)	0.85	0.30	0.31
Net increase in net assets	3.26	1.14	1.21
Distributions to shareholders(2)	(1.03)	(0.93)	(1.00)
Total increase in net assets	2.23	0.21	0.21
Net asset value, end of period	$27.22	$27.22	$27.22
Total return based on net asset value(2)	13.03%	4.22%	4.47%
Shares outstanding, end of period	51,943	10,972	1,806
Ratio/Supplemental Data:
Net assets, end of period	$1,413,632	$298,608	$49,152
Ratio of operating expenses (excluding expense support) to average net assets(3)(4)	7.52%	7.52%	6.78%
Ratio of operating expenses (including expense support) to average net assets(3)(4)	5.15%	5.57%	4.57%
Ratio of net investment income to average net assets(3)(5)	9.21%	7.38%	7.95%
Portfolio turnover rate(3)	68%	68%	68%

As of and For the Period from December 5, 2022 (Commencement of Operations) to December 31, 2022
Class I
Per Share Data:
Net asset value at beginning of period	$25.00
Net investment income for period(1)	0.03
Net realized and unrealized losses for period(1)	(0.04)
Net decrease in net assets resulting from operations	(0.01)
Net asset value at end of period	$24.99
Total return based on net asset value(2)	(0.05)%
Shares outstanding at end of period	5,927
Ratio/Supplemental Data:
Net assets at end of period	$148,098
Ratio of operating expenses (excluding expense support) to average net assets(3)(4)	6.71%
Ratio of operating expenses (including expense support) to average net assets(3)	—%
Ratio of net investment income to average net assets(3)(5)	1.73%
Portfolio turnover rate(3)	80%

(1)
Weighted average basic per share data.

(2)
For the years ended December 31, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022, the total return based on net asset value equaled the change in net asset value during the period divided by the beginning net asset value for the period. The Fund’s performance changes over time and currently may be different than that shown. Past performance is no guarantee of future results. Total return is not annualized.

(3)
The ratios reflect an annualized amount.

(4)
For the years ended December 31, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022, the ratio of operating expenses to average net assets consisted of the following:

	For the Year Ended December 31, 2024
	Class I	Class S	Class D
Base management fee	1.25%	1.25%	1.25%
Income based fee and capital gains incentive fee	1.43	1.43	1.43
Interest and credit facility fees	3.79	3.75	4.00
Shareholder servicing and/or distribution fees	—	0.85	0.25
Other operating expenses	0.48	0.48	0.48
Total operating expenses	6.95%	7.76%	7.41%
	For the Year Ended December 31, 2023
	Class I	Class S(6)	Class D(6)
Base management fee	1.25%	1.25%	1.25%
Income based fee and capital gains incentive fee	1.43	1.53	1.47
Interest and credit facility fees	3.32	2.86	2.74
Shareholder servicing and/or distribution fees	—	0.85	0.25
Other operating expenses	1.52	1.03	1.07
Total operating expenses	7.52%	7.52%	6.78%

For the period from December 5, 2022 (commencement of operations) to December 31, 2022
Class I
Base management fee	1.23%
Income based fee and capital gains incentive fee	—
Interest and credit facility fees	1.12
Organization costs	0.53
Other operating expenses	3.83
Total operating expenses	6.71%

(5)
The ratio of net investment income to average net assets excludes income taxes related to realized gains and losses.

(6)
The date of the first sale of Class S shares and Class D shares was August 1, 2023.

The following information about the Fund’s senior securities as of the periods indicated is shown in the table below.
Class and Year	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage Per Unit(2)	Involuntary Liquidating Preference Per Unit(3)	Average Market Value Per Unit(4)
Revolving Credit Facility
Fiscal 2024	$489,506	$2,266	—	N/A
Fiscal 2023	460,349	3,480	—	N/A
Fiscal 2022	—	—	—	N/A
SG Funding Facility
Fiscal 2024	$861,811	$2,266	—	N/A
Fiscal 2023	250,000	3,480	—	N/A
SB Funding Facility
Fiscal 2024	$75,000	$2,266	—	N/A
BNP Funding Facility
Fiscal 2024	$250,000	$2,266	—	N/A
January 2037 CLO Notes
Fiscal 2024	$476,000	$2,266	—	N/A
March 2028 Notes
Fiscal 2024	$1,000,000	$2,266	—	N/A
August 2029 Notes
Fiscal 2024	$700,000	$2,266	—	N/A
February 2030 Notes
Fiscal 2024	$750,000	$2,266	—	N/A

(1)
Total amount of each class of senior securities outstanding at principal value at the end of the period presented.

(2)
The asset coverage ratio for a class of senior securities representing indebtedness is calculated as the Fund’s consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by total senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the “Asset Coverage Per Unit”.

(3)
The amount to which such class of senior security would be entitled upon the Fund’s involuntary liquidation in preference to any security junior to it. The “—” indicates information that the SEC expressly does not require to be disclosed for certain types of senior securities.

(4)
Not applicable because the securities are not registered for public trading on a stock exchange.

12.   SEGMENT REPORTING
The Fund operates through a single operating and reporting segment with an investment objective to generate both current income and capital appreciation through debt and equity investments. The CODM is comprised of the Fund’s co-chief executive officers, chief financial officer and chief operating officer and the CODM assesses the performance and makes operating decisions of the Fund on a consolidated basis primarily based on the Fund’s net increase in net assets resulting from operations (“net income”). In addition to numerous other factors and metrics, the CODM utilizes net income as a key metric in determining the amount of distributions to be distributed to the Fund’s shareholders. As the Fund’s operations comprise of a single reporting segment, the segment assets are reflected on the accompanying consolidated statement of assets and liabilities as “total assets” and the significant segment expenses are listed on the accompanying consolidated statement of operations.
13.   SUBSEQUENT EVENTS
The Fund’s management has evaluated subsequent events through the date of issuance of the consolidated financial statements included herein. There have been no subsequent events that occurred during such period that would require disclosure in this Form 10-K or would be required to be recognized in the consolidated financial statements or accompanying notes as of and for the year ended December 31, 2024, except as discussed below.
In January 2025, the Fund issued $750,000 in aggregate principal amount of unsecured notes that mature on March 21, 2032 and bear interest at a rate of 6.200% per annum (the “March 2032 Notes”). The March 2032 Notes were sold to initial purchasers in a private placement in reliance on Section 4(a)(2) of the Securities Act, and for the resale by such initial purchasers to (i) qualified institutional buyers in transactions exempt from registration under the Securities Act pursuant to Rule 144A thereunder or (ii) certain non-U.S. persons outside the United States pursuant to Regulation S under the Securities Act. The March 2032 Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration. The March 2032 Notes pay interest semi-annually and all principal is due upon maturity. The March 2032 Notes may be redeemed in whole or in part at any time at the Fund’s option at a redemption price equal to par plus a “make whole” premium, if applicable, as determined pursuant to the indenture governing the March 2032 Notes, and any accrued and unpaid interest.
Concurrent with the issuance of the March 2032 Notes, the Fund entered into a Registration Rights Agreement (the “March 2032 Notes Registration Rights Agreement”) for the benefit of the initial purchasers of the March 2032 Notes. Pursuant to the March 2032 Notes Registration Rights Agreement, the Fund is obligated to file a registration statement with the SEC with respect to an offer to exchange the March 2032 Notes for a new issue of debt securities registered under the Securities Act with terms substantially identical to those of the March 2032 Notes (except for provisions relating to transfer restrictions and payment of additional interest) and to use its commercially reasonable efforts to consummate such exchange offer on the earliest practicable date after the registration statement has been declared effective but in no event later than January 21, 2026. Alternatively, in accordance with the terms of the March 2032 Notes Registration Rights Agreement, the Fund may consummate such exchange offer through the use of an existing registration statement. If the Fund fails to satisfy its registration obligations under the March 2032 Notes Registration Rights Agreement, it will be required to pay additional interest to the holders of the March 2032 Notes.
In connection with the March 2032 Notes, the Fund entered into an interest rate swap for a total notional amount of $750,000 that matures on March 21, 2032 to more closely align the interest rate of such liability with the Fund’s investment portfolio, which consists primarily of floating rate loans. Under the interest rate swap, the Fund receives a fixed interest rate of 6.200% and pays a floating interest rate based on one-month SOFR plus 1.829%.
Effective January 1, 2025, the Fund issued and sold approximately 19,735 Common Shares (consisting of 15,212 Class I shares, 2,310 Class S shares and 2,213 Class D shares at an offering price of $27.61 per share for each class of share), and received approximately $544,883 as payment for such shares.
Effective February 1, 2025, the Fund issued and sold approximately 20,117 Common Shares (consisting of 16,424 Class I shares, 1,447 Class S shares and 2,246 Class D shares at an offering price of $27.60 per share for each class of share), and received approximately $555,237 as payment for such shares.
The Fund received approximately $490,816 of net proceeds relating to the issuance of Class I shares, Class S shares and Class D shares for subscriptions effective March 1, 2025. The purchase price per Class I share, Class S share and Class D share will equal the Fund’s NAV per Class I share, Class S share and Class D share, respectively, as of the last calendar day of February 2025 (the “February NAV”), which is generally expected to be available within 20 business days after March 1, 2025. At that time, the number of Class I shares, Class S shares and Class D shares issued to each investor based on the February NAV and such investor’s subscription amount will be determined and Class I shares, Class S shares and Class D shares, as applicable, will be credited to the investor’s account as of the effective date of the share purchase, March 1, 2025.
As previously disclosed, on November 8, 2024, the Fund announced the declaration of regular monthly gross distributions for February and March 2025. On March 10, 2025, the Fund announced the declaration of regular monthly gross distributions for April, May and June 2025, in each case for each class of its Common Shares. The following table presents the regular monthly gross distributions per share that were declared and payable:
		Gross Distribution Per Share
Record Date	Payment Date(1)	Class I	Class S	Class D
February 28, 2025	March 25,2025	$0.21430	$0.21430	$0.21430
March 31, 2025	April 23,2025	$0.21430	$0.21430	$0.21430
April 30, 2025	May 22,2025	$0.21430	$0.21430	$0.21430
May 30, 2025	June 25,2025	$0.21430	$0.21430	$0.21430
June 30, 2025	July 23,2025	$0.21430	$0.21430	$0.21430

(1)
The distributions for each class of the Fund’s Common Shares will be paid on or about the payment dates above.

These distributions will be paid in cash or reinvested in the Common Shares for shareholders participating in the Fund’s distribution reinvestment plan. The net distributions received by shareholders of each of Class S shares and Class D shares will be equal to the gross distributions in the table above, less specific shareholder servicing and/or distribution fees applicable to such class of the Fund’s Common Shares as of their respective record dates. Class I shares have no shareholder servicing and/or distribution fees.

Ares Strategic Income Fund
    % Notes due
PRELIMINARY PROSPECTUS
Please carefully read the information in this prospectus. We have not, and the underwriters have not, authorized any other person to provide any information other that contained or incorporated by reference in this prospectus, or any other information to which we or the underwriters have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.
           ,

PART C
Other Information
Item 25.   Financial Statements and Exhibits
(1) Financial Statements
The following financial statements of Ares Strategic Income Fund are included in Part A of this Registration Statement.
INDEX TO CONSOLIDATED FINANCIAL STATEMENT
Report of Independent Registered Public Accounting Firm (KPMG LLP, Los Angeles, California, PCAOB ID 185)	F-2
Consolidated Statement of Assets and Liabilities as of December 31, 2024 and 2023	F-4
Consolidated Statement of Operations for the years ended December 31, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022	F-5
Consolidated Schedules of Investments as of December 31, 2024 and 2023	F-6
Consolidated Statement of Changes in Net Assets for the years ended December 31, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022	F-63
Consolidated Statement of Cash Flows for the years ended December 31, 2024 and 2023 and the period from December 5, 2022 (commencement of operations) to December 31, 2022	F-64
Notes to Consolidated Financial Statements	F-65

(2) Exhibits
(a)(1)	Fourth Amended and Restated Declaration of Trust of the Registrant (incorporated by reference to Exhibit 3.1 to the Fund’s Current Report on Form 8-K, filed on May 25, 2023).
(b)	Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Fund’s Current Report on Form 8-K, filed on May 25, 2023).
(d)(1)	Third Amended and Restated Multiple Class Plan (incorporated by reference to Exhibit 10.3 to the Fund’s Current Report on Form 10-Q, filed on August 13, 2024).
(d)(2)	Indenture, dated as of June 5, 2024, by and between Ares Strategic Income Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Fund’s Current Report on Form 8-K, filed on June 5, 2024).
(d)(3)	First Supplemental Indenture, dated as of June 5, 2024, relating to the 6.350% Notes due 2029, between Ares Strategic Income Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on June 5, 2024).
(d)(4)	Form of 6.350% Notes due 2029 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on June 5, 2024).
(d)(5)	Second Supplemental Indenture, dated as of October 2, 2024, relating to the 5.600% Notes due 2030, between Ares Strategic Income Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Fund’s Current Report on Form 8-K, filed on October 2, 2024).
(d)(6)	Form of 5.600% Notes due 2030 (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on October 2, 2024).
(d)(7)	Indenture, dated as of November 14, 2024, by and between Ares Direct Lending CLO 3 LLC, as issuer, and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).
(d)(8)	Form of Class A-1 Senior Floating Rate Notes due 2037 (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).
(d)(9)	Form of Class A-2 Senior Floating Rate Notes due 2037 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).
(d)(10)	Form of Class B Senior Floating Rate Notes due 2037 (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).
(d)(11)	Form of Subordinated Notes due 2037 (incorporated by reference to Exhibit 4.5 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).
(d)(12)	Third Supplemental Indenture, dated as of November 21, 2024, relating to the 5.700% Notes due 2028, between Ares Strategic Income Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Fund’s Current Report on Form 8-K, filed on November 21, 2024).
(d)(13)	Form of 5.700% Notes due 2028 (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on November 21, 2024).
(d)(14)	Fourth Supplemental Indenture, dated as of January 21, 2025, relating to the 6.200% Notes due 2032, between Ares Strategic Income Fund and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on January 21, 2025).
(d)(15)	Form of 6.200% Notes due 2032 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on January 21, 2025).
(d)(16)	Indenture and Security Agreement, dated as of April 10, 2025, by and between Ares Direct Lending CLO 5 LLC, as issuer, and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).

(d)(17)	Form of Class A-1 Senior Floating Rate Notes due 2038 (incorporated by reference to Exhibit 4.2 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).
(d)(18)	Form of Class A-2 Senior Floating Rate Notes due 2038 (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).
(d)(19)	Form of Class B Senior Floating Rate Notes due 2038 (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).
(d)(20)	Form of Subordinated Notes due 2038 (incorporated by reference to Exhibit 4.5 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).
(d)(21)	Form of Supplemental Indenture**
(d)(22)	Form T-1 of the Trustee**
(e)	Distribution Reinvestment Plan (incorporated by reference to Exhibit (e) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).
(g)	Third Amended and Restated Investment Advisory and Management Agreement (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on September 12, 2024).
(h)(1)	Intermediary Manager Agreement (incorporated by reference to Exhibit 10.2 in the Fund’s Quarterly Report on Form 10-Q, filed on May 15, 2023).
(h)(2)	Form of Selected Intermediary Manager Agreement (Included as Exhibit A to the Intermediary Manager Agreement) (incorporated by reference to Exhibit 10.2 in the Fund’s Quarterly Report on Form 10-Q, filed on May 15, 2023).
(h)(3)	Distribution and Shareholder Servicing Plan of the Registrant (incorporated by reference to Exhibit 10.6 to the Fund’s Annual Report on Form 10-K, filed on March 14, 2024).
(h)(4)	Form of Underwriting Agreement**
(j)(1)	Custody Agreement (incorporated by reference to Exhibit (j)(1) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).
(j)(2)	Document Custody Agreement (incorporated by reference to Exhibit (j)(2) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).
(k)(1)	Second Amended and Restated Administration Agreement (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on September 12, 2024).
(k)(2)	Transfer Agency Services Agreement (incorporated by reference to Exhibit (k)(2) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).
(k)(3)	Expense Support and Conditional Reimbursement Agreement by and among the Registrant and Adviser (incorporated by reference to Exhibit (k)(3) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).
(k)(4)	Form of Indemnification Agreement by and between the Registrant and each of its Trustees and certain of its officers (incorporated by reference to Exhibit (k)(4) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).
(k)(5)	Form of Indemnification Agreement by and between the Registrant and members of the Investment Committee of the Adviser (incorporated by reference to Exhibit (k)(5) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).
(k)(6)	Second Amended and Restated Senior Secured Credit Agreement, dated as of April 15, 2025, by and among Ares Strategic Income Fund, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on April 21, 2025).

(k)(7)	Commitment Increase Agreement, dated as of October 25, 2024, among Ares Strategic Income Fund, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.7 in the Fund’s Quarterly Report on Form 10-Q, filed on November 8, 2024).
(k)(8)	Loan and Servicing Agreement, dated as of July 26, 2023, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as equityholder and servicer, the lenders from time to time parties thereto, Société Général, as agent, the collateral agent and collateral administrator party, and the document custodian party (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on August 1, 2023).
(k)(9)	Amendment No. 1 to the Loan and Servicing Agreement, dated as of December 19, 2023, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as equityholder and servicer, the lenders from time to time parties thereto, Société Générale, as agent and swingline lender, the collateral agent and collateral administrator party, and the document custodian party (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on December 22, 2023).
(k)(10)	Amendment No. 2 to the Loan and Servicing Agreement, dated as of February 9, 2024, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as equityholder and servicer, the lenders from time to time parties thereto, Société Générale, as agent and swingline lender, the collateral agent and collateral administrator party, and the document custodian party (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on February 13, 2024).
(k)(11)	Amendment No. 3 to the Loan and Servicing Agreement, dated as of February 27, 2024, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as equityholder and servicer, the lenders from time to time party thereto, Société Générale, as agent and swingline lender, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, and U.S. Bank National Association, as document custodian (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on March 4, 2024).
(k)(12)	Omnibus Amendment to Transaction Documents, dated as of August 28, 2024, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as servicer, the lenders from time to time party thereto, and Société Générale, as agent and swingline lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on August 30, 2024).
(k)(13)	Amendment No. 5 to the Loan and Servicing Agreement, dated as of February 21, 2025, among ASIF Funding I, LLC, as borrower, Ares Strategic Income Fund, as equityholder and servicer, the lenders from time to time party thereto, Société Générale, as agent and swingline lender, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, and U.S. Bank National Association, as document custodian (incorporated by reference to Exhibit 10.21 to the Fund’s Annual Report on Form 10-K, filed on March 10, 2025).
(k)(14)	Credit Agreement, dated as of March 1, 2024, among ASIF Funding II, LLC, as borrower, Ares Strategic Income Fund, as parent and servicer, the lenders from time to time party thereto, The Bank of Nova Scotia, as administrative agent, U.S. Bank Trust Company, National Association, as collateral agent and collateral administrator, and U.S. Bank National Association, as custodian and document custodian (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on March 6, 2024).
(k)(15)	Amendment No. 1 to Credit Agreement, dated as of August 2, 2024, among ASIF Funding II, LLC, as borrower, Ares Strategic Income Fund, as parent and servicer and The Bank of Nova Scotia, as administrative agent and revolving lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on August 7, 2024).
(k)(16)	Amendment No. 2 to Credit Agreement, dated as of August 29, 2024, among ASIF Funding II, LLC, as borrower, Ares Strategic Income Fund, as parent and servicer and The Bank of Nova Scotia, as administrative agent and revolving lender (incorporated by reference to Exhibit 10.5 to the Fund’s Quarterly Report on Form 10-Q, filed on November 8, 2024).

(k)(17)	Amendment No. 3 to Credit Agreement, dated as of October 4, 2024, among ASIF Funding II, LLC, as borrower, Ares Strategic Income Fund, as parent and servicer and The Bank of Nova Scotia, as administrative agent and revolving lender (incorporated by reference to Exhibit 10.6 to the Fund’s Quarterly Report on Form 10-Q, filed on November 8, 2024).
(k)(18)	Amendment No. 4 to Credit Agreement, dated as of April 8, 2025, among ASIF Funding II, LLC, as borrower, Ares Strategic Income Fund, as parent and servicer and The Bank of Nova Scotia, as administrative agent and revolving lender (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).
(k)(19)	Contribution Agreement, dated as of July 26, 2023, among Ares Strategic Income Fund, as transferor, and ASIF Funding I, LLC, as transferee (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on August 1, 2023).
(k)(20)	Contribution Agreement, dated as of March 1, 2024, among Ares Strategic Income Fund, as transferor, and ASIF Funding II, LLC, as transferee (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on March 6, 2024).
(k)(21)	Commitment Increase Agreement, dated as of October 25, 2024, among Ares Strategic Income Fund, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.7 in the Fund’s Quarterly Report on Form 10-Q, filed on November 8, 2024).
(k)(22)	Trademark License Agreement (incorporated by reference to Exhibit 10.24 to the Fund’s Annual Report on Form 10-K, filed on March 14, 2024).
(k)(23)	Registration Rights Agreement, dated as of June 5, 2024, relating to the 6.350% Notes due 2029, by and among Ares Strategic Income Fund and BofA Securities, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on June 5, 2024).
(k)(24)	Registration Rights Agreement, dated as of October 2, 2024, relating to the 5.600% Notes due 2030, by and among Ares Strategic Income Fund and BNP Paribas Securities Corp., BofA Securities, Inc., J.P. Morgan Securities LLC, SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on October 2, 2024).
(k)(25)	Registration Rights Agreement, dated as of November 21, 2024, relating to the 5.700% Notes due 2028 by and among Ares Strategic Income Fund and Barclays Capital Inc., BofA Securities, Inc., J.P. Morgan Securities LLC, SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on November 21, 2024).
(k)(26)	Registration Rights Agreement, dated as of December 2, 2024, relating to the 5.700% Notes due 2028 by and between Ares Strategic Income Fund and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 4.3 to the Fund’s Current Report on Form 8-K, filed on December 3, 2024).
(k)(27)	Registration Rights Agreement, dated as of January 21, 2025, relating to the 6.200% Notes due 2032 by and among Ares Strategic Income Fund and BofA Securities, Inc., J.P. Morgan Securities LLC, RBC Capital Markets, LLC, SMBC Nikko Securities America, Inc. and Wells Fargo Securities, LLC (incorporated by reference to Exhibit 4.4 to the Fund’s Current Report on Form 8-K, filed on January 21, 2025).
(k)(28)	Collateral Administration Agreement, dated as of November 14, 2024, by and between Ares Direct Lending CLO 3 LLC, as issuer, Ares Capital Management LLC, as asset manager, and U.S. Bank Trust Company, National Association as collateral administrator (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).

(k)(29)	Asset Management Agreement, dated as of November 14, 2024, by and between Ares Direct Lending CLO 3 LLC, as issuer and Ares Capital Management LLC, as asset manager (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).
(k)(30)	Master Purchase and Sale Agreement, dated as of November 14, 2024, by and between Ares Strategic Income Fund, as seller, and Ares Direct Lending CLO 3 LLC, as buyer (incorporated by reference to Exhibit 10.3 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).
(k)(31)	Contribution Agreement, dated as of November 14, 2024, by and between Ares Strategic Income Fund, as transferor, and Ares Direct Lending CLO 3 LLC, as transferee (incorporated by reference to Exhibit 10.4 to the Fund’s Current Report on Form 8-K, filed on November 20, 2024).
(k)(32)	Revolving Credit and Security Agreement, dated as of November 26, 2024, among ASIF Funding III, LLC, as borrower, the lenders from time to time party thereto, BNP Paribas, as administrative agent, Ares Strategic Income Fund, as equityholder and servicer, and U.S. Bank Trust Company, National Association, as collateral agent (incorporated by reference to Exhibit 10.1 to the Fund’s Current Report on Form 8-K, filed on December 3, 2024).
(k)(33)	Contribution Agreement, dated as of November 26, 2024, among Ares Strategic Income Fund, as transferor, and ASIF Funding III, LLC, as transferee (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on December 3, 2024).
(k)(34)	Facility Agreement, dated as of December 12, 2024, among Ares Dino TopCo 2 Sarl, as parent, Ares Dino Holdco 2 Sarl, as borrower, Goldman Sachs Bank USA, as arranger, Alter Domus Agency Services (UK) Limited, as facility agent, Alter Domus Trustees (UK) Limited, as security agent and trustee and the lenders from time to time party thereto (incorporated by reference to Exhibit 10.41 to the Fund’s Annual Report on Form 10-K, filed on March 10, 2025).
(k)(35)	Class A-1A Credit Agreement, dated as of April 10, 2025, by and among Ares Direct Lending CLO 5 LLC, as borrower, the lenders party thereto, and U.S. Bank Trust Company, National Association, as loan agent and collateral trustee (incorporated by reference to Exhibit 10.2 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).
(k)(36)	Collateral Administration Agreement, dated as of April 10, 2025, by and between Ares Direct Lending CLO 5 LLC, as issuer, Ares Capital Management LLC, as asset manager, and U.S. Bank Trust Company, National Association as collateral administrator (incorporated by reference to Exhibit 10.3 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).
(k)(37)	Asset Management Agreement, dated as of April 10, 2025, by and between Ares Direct Lending CLO 5 LLC, as issuer and Ares Capital Management LLC, as asset manager (incorporated by reference to Exhibit 10.4 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).
(k)(38)	Master Purchase and Sale Agreement, dated as of April 10, 2025, by and between Ares Strategic Income Fund, as seller, and Ares Direct Lending CLO 5 LLC, as buyer (incorporated by reference to Exhibit 10.5 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).
(k)(39)	Contribution Agreement, dated as of April 10, 2025, by and between Ares Strategic Income Fund, as transferor, and Ares Direct Lending CLO 5 LLC, as transferee (incorporated by reference to Exhibit 10.6 to the Fund’s Current Report on Form 8-K, filed on April 14, 2025).
(l)	Opinion of Richards, Layton & Finger, P.A.**
(n)(1)	Consent of Independent Registered Public Accounting Firm**
(n)(2)	Report of Independent Registered Accounting Firm (included in the financial statements in Part A of the Registration Statement).
(p)(1)	Initial Subscription Agreement(incorporated by reference to the Exhibit (p)(1) to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).

(p)(2)	Form of Public Offering Subscription Agreement (included in the Prospectus as Appendix A) (incorporated by reference to the corresponding exhibit number to the Fund’s Registration Statement on Form N-2 (File No. 333-286709), filed on April 23, 2025).
(r)(1)	Code of Ethics of the Fund (incorporated by reference to the corresponding exhibit number to the Fund’s Pre-Effective Registration Statement on Form N-2 (File No. 333-264145), filed on December 2, 2022).
(r)(2)	Code of Ethics of our investment adviser and our intermediary manager (incorporated by reference to the corresponding exhibit number to the Fund’s Registration Statement on Form N-2 (File No. 333-286709), filed on April 23, 2025).
(s)	Calculation of Filing Fee Table**
(t)	Power of Attorney*

*
Filed herewith

**
To be filed by amendment

Item 26.   Marketing Arrangements
The information contained under the heading “Underwriting” in this Registration Statement is incorporated herein by reference.
Item 27.   Other Expenses of Issuance and Distribution
Not Applicable.
Item 28.   Persons Controlled By Or Under Common Control
The following list sets forth each of our subsidiaries, the state or country under whose laws the subsidiary is organized, and the percentage of voting securities or membership interests owned by us in such subsidiary:
Controlling Entity	Name of entity and place of jurisdiction	Nature of Control
Ares Strategic Income Fund	Ares Dino TopCo 2 Sarl (Luxembourg)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	Ares Direct Lending CLO 3 LLC (Delaware)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	Ares Direct Lending CLO 5 LLC (Delaware)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	ASIF Cayman Holdings Ltd. (Cayman Islands)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	ASIF Equity I LLC (Delaware)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	ASIF FIN LLC (Delaware)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	ASIF Funding I, LLC (Delaware)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	ASIF Funding II, LLC (Delaware)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	ASIF Funding III, LLC (Delaware)	Controlling entity owns 100% of equity.
Ares Strategic Income Fund	ASIF Holdings Inc. (Delaware)	Controlling entity owns 100% of equity.

Item 29.   Number of Holders of Securities
The following table sets forth the number of record holders of the Registrant’s common shares at March 31, 2025.
Title of Class	Number of Record Holders
Class S	7,520
Class D	936
Class I	5,487
Item 30.   Indemnification
The information contained under the heading “Description of Our Common Shares.” “Investment Advisory and Management Agreement and Administration Agreement” and [“Underwriting —  Indemnification”] in this Registration Statement is incorporated herein by reference.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The Registrant has obtained liability insurance for the benefit of its Trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office) on a claims-made basis.
Item 31.   Business and Other Connections of Adviser
A description of any other business, profession, vocation or employment of a substantial nature in which Ares Capital Management LLC, and each managing director, director or executive officer of Ares Capital Management LLC, is or has been, during the past two fiscal years, engaged in for their own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management of the Fund.” Additional information regarding Ares Capital Management LLC and its officers and managing member is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-63168), and is incorporated herein by reference.
Item 32.   Location of Accounts and Records
All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:
(1)
the Registrant;

(2)
the transfer agent;

(3)
the Custodian;

(4)
our investment adviser; and

(5)
our administrator.

Item 33.   Management Services
Not Applicable.
Item 34.   Undertakings
We hereby undertake:
(1)   to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement
(i)   to include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii)   to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
(iii)   to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)   that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;
(3)   to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(4)   that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C (17 CFR 230.430C): Each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use;
(5)   that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(i)   any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;
(ii)   free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrants;
(iii)   the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act (17 CFR 230.482) relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)   any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser;
(6)   that, for purpose of determining any liability under the Securities Act:
(i)   the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and
(ii)   each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be initial bona fide offering thereof; and
(7)   to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act, the Registrant has caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on the         day of         .
ARES STRATEGIC INCOME FUND
By:

Name: Michael L. Smith
Title:  Co-Chief Executive Officer and Trustee
By:

Name: Mitchell Goldstein
Title:  Co-Chief Executive Officer and Trustee
Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacity and on the date indicated.
Signature	Title	Date
R. Kipp deVeer	Chairperson of the Board of Trustees and Trustee
Michael L. Smith	Co-Chief Executive Officer and Trustee (Principal Executive Officer)
Mitchell Goldstein	Co-Chief Executive Officer and Trustee (Principal Executive Officer)
Scott C. Lem	Chief Financial Officer and Treasurer (Principal Financial Officer)
Paul Cho	Chief Accounting Officer (Principal Accounting Officer)
Sandra R. Anceleitz	Trustee
Ann Torre Bates	Trustee
Eric B. Siegel	Trustee
Steven B. McKeever	Trustee

*By:

Scott C. Lem
As Agent or Attorney-in-Fact

The original powers of attorney authorizing R. Kipp deVeer, Joshua M. Bloomstein, Scott C. Lem, Michael L. Smith, Mitchell Goldstein, Lisa Morgan and Naseem Sagati Aghili to execute the Registration Statement, and any amendments thereto, for the trustees of the Registrant on whose behalf this Amendment is filed have been executed and filed as an Exhibit hereto.

Exhibit Index
(t)	Power of Attorney